82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

05013186

REGISTRANT'S NAME Skanska AB (publ)

***CURRENT ADDRESS** SE-169 83 Solna
Rasundavagen 2
Sweden

****FORMER NAME** ______

****NEW ADDRESS** ______

FILE NO. 82- 34932 **FISCAL YEAR 2004**

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min
DATE: 12/9/05

SKANSKA


2005 SEP 13 P

PRESS RELEASE

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna, Sweden
Corp. ID 556000-4615

Public Company (publ)

Six month report, January–June 2005

Group highlights

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004
Revenue	56,400	58,258	30,916	32,225
of which revenue from divestments of properties in Commercial Project Development	*3,128*	*2,082*	*1,614*	*1,686*
Operating income	2,395	1,756	1,359	1,214
of which gains from divestments of properties in Commercial Project Development	*1,226*	*702*	*746*	*583*
of which income from discontinued operations	*209*	*137*	*196*	*89*
Income after financial items	2,468	1,680	1,373	1,176
Profit for the period	1,826	1,141	1,016	785
Earnings per share for the period, SEK	4.35	2.71	2.42	1.86
Capital employed, SEK bn	23.1	23.0		
Equity, SEK bn	18.0	14.8		
Interest-bearing net receivables (+)/net debt (-), SEK bn	7.0	0.2		
Return on capital employed, % [1]	25.0	16.9		
Return on equity, % [1]	23.8	17.4		
Operating cash flow before change in interest-bearing receivables and liabilities	-1,304	-196	-840	-70
Order bookings, SEK bn [2]	50.7	60.2	27.3	31.4
Order backlog, SEK bn [2]	126.2	122.2		

1 Rolling 12 months
2 Refers to Construction

January-June 2005 compared to January-June 2004

- Revenue amounted to SEK 56.4 billion (58.3). Adjusted for discontinued operations, revenue rose by 3 percent. In Construction, revenue rose by 2 percent adjusted for currency rate effects.
- Operating income rose to SEK 2,395 M (1,756) despite nonrecurring expenses in Yeager Skanska amounting to SEK 360 M. The increase is explained partly by higher gains from property divestments than in the comparative period and by the capital gain of SEK 180 M from the divestment of Skanska Prefab Mark. Most units also showed improved operating margins.
- During the period, commercial properties with a value of SEK 3,128 M (2,082) were divested, with capital gains amounting to SEK 1,226 M (702).
- Income after financial items rose to SEK 2,468 M (1,680).
- Profit for the period rose to SEK 1,826 M (1,141), which meant that earnings per share for the period amounted to SEK 4.35 (2.71).
- Order bookings declined by 16 percent, amounting to SEK 50.7 billion (60.2). Adjusted for currency rate effects, order bookings fell by 15 percent.

For further information, please contact:
Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 38 or cell phone +46 70 543 88 38

This and previous press releases can also be found at www.skanska.com

Comments from Skanska's President and CEO Stuart Graham:

- The earnings trend in Construction is positive in most of our markets with the Nordics, the Czech Republic and the U.K. delivering good margins. With the events in Yeager Skanska behind us we hope to see gradual margin improvement in Skanska USA Civil.
- The residential business stream delivered higher margins and a 21% RoCE on increased sales in the first 6 months and we also made solid gains on the sale of properties in Commercial Project Development.
- The interest in BOT solutions continues to grow in our home markets. Construction of the A1motorway in Poland will start shortly and we were also recently selected as preferred bidder for the E 18 motorway in Finland. We also see that more opportunities for BOT projects are developing in the U.S.
- Overall, we are cautiously positive about the order situation for the remainder of the year.

Market outlook

The outlook for construction investments in the Nordic countries is cautiously positive. In Poland the trend is positive, although lead times are long between the tendering process and the start of a project. Construction investments in the Czech Republic during the first half of 2005 showed essentially no growth. During the second half, an improvement is expected. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing. In other, for Skanska important segments in the British construction market, the investment volume is low. In the United States, investment activity in industrial and commercial construction remains at a low level. The outlook for industrial construction in the U.S. has still not improved. The market in the healthcare and educational sectors remains good.

In the U.S., civil construction remains at a low level. There is keen competition for the projects that are initiated. The federal program of infrastructure investments that is expected to receive approval shortly will lead to more projects that will be successively coming out in the market for tendering. The trend of the Norwegian civil construction market remains positive, driven by projects for the oil industry as well as BOT investments in highways. In Finland, civil construction is expanding. The Czech Republic and Poland are showing continued growth, among other things due to EU membership. In Latin America, there is a continued good outlook for electrical power projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and Norway. At the same time, late entrants in the market may contribute to an oversupply. In Sweden, residential construction is increasing. The local planning process continues to be a restraining factor in a number of markets.

The vacancy rates in the Scandinavian and Central European office markets are expected to decline somewhat during 2005. Rent levels are expected to remain squeezed until vacancy rates have stabilized at a lower level. Skanska has experienced an increase in leasing activity, which over time should lead to new projects being initiated. In Scandinavia as well as in Central Europe there is a continued good demand from the investment market for properties with efficient space in the right locations.

Order bookings and backlog in Construction, SEK bn



150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q2 '03
Q3 '03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Net sales, rolling 12 month basis

Order bookings

Order bookings declined by 16 percent and amounted to SEK 50.7 billion (60.2). Adjusted for currency rate effects, order bookings declined by 15 percent. During the first quarter of 2005, among the assignments that Skanska received was to plan, design and upgrade the M1 motorway in the U.K., a contract in which Skanska's share is valued at SEK 1.3 billion. Skanska also signed an eight-year partnership agreement related to replacement of the network of gas distribution mains in north London. Skanska's total commitment over an eight-year period is valued at SEK 2.6 billion. During the second quarter of 2005, Skanska received a number of large assignments in its American civil construction operations, Skanska USA Civil. These include a contract to design and construct two high-level bridges across Escambia Bay in Pensacola, Florida. Skanska's portion of the contract is valued at SEK 1 billion. The same unit also received two large contracts in the New York City area. One is related to an expansion of a facility to improve the water quality in Brooklyn and the other concerns the construction of a new hub for the subway network in Lower Manhattan. These projects are each worth SEK 1 billion. Skanska USA Building was contracted during the second quarter as construction manager for a new medical center in San Jose, California, with a contract amount of SEK 540 M. In Norway, Skanska received an order totaling SEK 600 M to build, modernize and operate Norway's first two schools under a public-private partnering (PPP) arrangement.

Order backlog

Order backlog rose by 3 percent, amounting to SEK 126.2 billion (122.2) at the end of the report period. Adjusted for currency rate effects, order backlog declined by 1 percent. Order backlog was equivalent to about 12 (12) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004
Revenue				
Construction	51,236	50,455	28,468	27,459
Residential Project Development	2,931	2,767	1,502	1,472
Commercial Project Development	3,550	2,546	1,699	1,922
BOT	8	14	2	9
Central and eliminations	-1,742	-1,405	-953	-733
Discontinued operations	417	3,881	198	2,096
Skanska Group	**56,400**	**58,258**	**30,916**	**32,225**
Operating income				
Construction	752	733	434	460
Residential Project Development	279	230	142	113
Commercial Project Development[1]	1,391	846	700	680
BOT	-15	-10	-6	-7
Central	-198	-191	-105	-105
Eliminations[1]	-23	11	-2	-16
Discontinued operations				
-earnings before interest and taxes	29	137	16	89
-gains from divestments	180	0	180	0
Operating income	**2,395**	**1,756**	**1,359**	**1,214**
Net interest	54	-70	2	-37
Other net financial items	19	-6	12	-1
Net financial items	**73**	**-76**	**14**	**-38**
Income after financial items	**2,468**	**1,680**	**1,373**	**1,176**
Taxes	-642	-539	-357	-391
Profit for the period	**1,826**	**1,141**	**1,016**	**785**
Attributable to				
Equity holders	1,821	1,133	1,014	777
Minority interest	5	8	2	8
Earnings per share for the period	4.35	2.71	2.42	1.86
1 Of which gains from divestments of commercial properties reported in Commercial Project Development	1,197	658	721	583
Eliminations	29	44	25	0

Revenue totaled SEK 56.4 M (58.3). In continuing operations, revenue rose by 3 percent. Revenue of the Construction business stream rose by 2 percent in local currencies.

Operating income rose by 36 percent, amounting to SEK 2,395 M (1,756). Currency rate effects contributed positively to operating income in the amount of SEK 23 M. In the Construction business stream, operating income rose by 3 percent and amounted to SEK 752 M (733). The operating margin was unchanged at 1.5 (1.5) percent. Operating income included nonrecurring expenses of SEK 360 M in the California portion of Skanska USA Civil. The comparative period included restructuring expenses at Skanska USA Building amounting to SEK 150 M. Operating margins improved primarily in the Nordic operations. In Poland, margins declined. This is partly explained by development costs for the A1 motorway project.

Residential Project Development increased its operating income by 21 percent to SEK 279 M (230). The operating margin in the business stream rose to 9.5 (8.3) percent. Operating income rose in Sweden and Finland. Also the Czech operation showed a higher operating income but included here is the effect from the transfer to the same profit recognition method that is used in the other markets. The contribution to earnings from the Commercial Project Development business stream rose by 64 percent. This increase was partly attributable to a larger divestment volume of completed properties than in the comparative period. Gains from property divestments amounted to SEK 1,197 M (658). For ongoing projects that were divested, Skanska applies the percentage of completion principle of accounting. Included in gains from property divestment is SEK 147 M pertaining to these projects. Operating income in Commercial Project Development also included SEK 145 M related to payments for leases that were terminated early. The operating income of Skanska BOT totaled SEK -15 M (-10). The lower earnings are an effect of increased tendering expenses as well as higher cost of sales, since operations are growing.

Corporate overhead totaled SEK -198 M (-191). The item "Discontinued operations" mainly includes operating income from those Swedish businesses that Skanska plans to divest during 2005. This applies to Flexator, Temporent and Skanska Glasbyggarna. Skanska Prefab Mark was sold during the second quarter, and the capital gain of SEK 180 M as well as the earnings of this business during the first quarter of 2005 are included in operating income from "Discontinued operations."

Net interest items improved as a consequence of Skanska's strengthened financial position and amounted to SEK 54 M (-70). Capitalization of interest expenses in ongoing projects totaled SEK 13 M (20). Other financial items totaled SEK 19 M (-6) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 2,468 M (1,680). Taxes for the period amounted to SEK -642 M (-539), equivalent on an annualized basis to a tax rate of about 26 (32) percent. The comparatively low tax rate is mainly explained by lower nominal tax rates in certain home markets (for example Finland and the Czech Republic) as well as the positive tax effect from the discontinuation of foreign subsidiaries. Profit for the period rose to SEK 1,826 M (1,141). Earning per share for the period rose to SEK 4.35 (2.71).

Investments and divestments

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004
Investments	-3,588	-3,052	-2,138	-1,768
Divestments	6,248	4,487	3,537	2,881
Net investments[1]	2,660	1,435	1,399	1,113
1 Of which strategic investments/divestments	297	-145	312	-117

In the Construction business stream, investments rose to SEK –1,105 M (-528). This item was mainly related to investments in non-current assets for Skanska's own construction and manufacturing and included in the period are, among other things, investments in the tunnel boring machine for the Halland ridge project. Net investments in Construction totaled SEK -430 M (-137). In Residential Project Development, investments were on a par with the comparative period and amounted to SEK -1,668 M (-1,623). Net divestments in this business stream were SEK 478 M (234). Investments in Commercial Project Development declined to SEK -520 M (-627). Divestments in the form of sale of completed properties and ongoing projects were substantially higher than during the same period last year and totaled SEK 3,128 M (2,086). Net divestments in Commercial Project Development totaled SEK 2,608 M (1,459). Investments in the BOT business stream totaled SEK -275 M (-26).

The Group's total investments amounted to SEK -3,588 M (-3,052). Divestments totaled SEK 6,248 M (4,487), and the Skanska Group's net amount of investments (-) and divestments (+) was SEK +2,660 M (+1,435).

Operating cash flow and change in interest-bearing net receivables/net debt

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004
Cash flow from business operations and net strategic investments by business stream				
Construction	-1,714	317	-190	480
Residential Project Development	1,008	-178	783	-303
Commercial Project Development	2,777	1,787	547	1,420
BOT	-335	-84	-162	-27
Central och eliminations	-237	-314	-50	-187
Discontinued operations	30	316	168	75
Cash flow before taxes, financial operations and dividends	**1,529**	**1,844**	**1,096**	**1,458**
Taxes paid	-1,069	-677	-246	-224
Net interest items and other financial items	-87	-76	-15	-38
Dividend etc.	-1,677	-1,287	-1,675	-1,266
Cash flow before change in interest-bearing receivables and liabilities	**-1,304**	**-196**	**-840**	**-70**
Translation differences, net receivables/net debt	120	-51	99	77
Reclassification and change in accounting principle, interest-bearing net receivables/net debt	306	21	193	21
Interest-bearing liabilities acquired/divested	121	-6	150	3
Effects of IAS 39	21	-	-82	-
Other changes, interest-bearing net receivables/net debt	-7	-22	18	-25
Change in interest-bearing net receivables/net debt	**-743**	**-254**	**-462**	**6**

Cash flow before taxes, financing operations and dividends declined by 17 percent compared to the same period last year, amounting to SEK 1,529 M (1,844). The weaker cash flow in the Construction business stream was partly explained by negative cash flow effects related to the project writedowns carried out in the United Kingdom and the United States during the fourth quarter of last year. In the Czech Republic, cash flow was substantially weaker than in the comparative period, mainly due to a higher proportion of projects for public sector customers, which mainly pay late in the year. In Residential Project Development, cash flow rose to SEK 1,008 M (-178). Commercial Project Development also reported an improved cash flow amounting to SEK 2,777 M (1,787), mainly due to a higher volume of property divestments than in the comparative period. In Skanska BOT, cash flow from operations totaled SEK -335 M (-84). The difference was explained by investments in equity and subordinate receivables in the BOT portfolio.

Taxes paid amounted to SEK -1,069 M (-677). The increase was explained by a supplementary tax payment amounting to SEK 600 M made during the first quarter of 2005, related to withdrawal of tax allocation reserves. Dividend and adjustments of minority interest amounted to SEK -1,677 M (-1,287). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -1,304 M (-196).

Financial position

The Group's interest-bearing net cash surplus shrank by SEK 743 M during the report period and amounted to SEK 7,026 M on June 30, 2005 (January 1: 7,769). At the end of the period, interest-bearing loans as well as interest-bearing pensions amounted to SEK 5.1 billion (January 1: 5.0).

At the end of the period, capital employed amounted to SEK 23.1 billion (January 1: 21.8).

During the first half, the equity of the Group rose by SEK 1.2 billion to SEK 18.0 billion (January 1: 16.8). Aside from profit for the period and the dividend to shareholders related to the 2004 financial year, equity was affected by translation differences amounting to SEK 1.1 billion. The net debt/equity ratio amounted to -0.4 (January 1: -0.5) and the equity/assets ratio was 26.3 percent (January 1: 26.5).

Total assets in the consolidated balance sheet rose to SEK 68.3 billion (January 1: 63.4). Currency rate effects increased total assets by SEK 4.5 billion.

The book value of current-asset properties amounted to SEK 10.9 billion (January 1: 11.9), of which commercial properties in project development operations accounted for SEK 6.2 billion (January 1: 7.4). See the table on page 15.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Jun 2005	Jan-Jun 2004	Jun 30 2005	Jun 30 2004	Dec 31 2004
U.S. dollar	7.12	7.47	7.82	7.52	6.62
British pound	13.33	13.61	14.02	13.63	12.70
Norwegian crown	1.12	1.09	1.19	1.08	1.09
Euro	9.14	9.17	9.42	9.14	9.00

Personnel

The average number of employees in the Group was 53,981 (68,094).

Parent Company

Net sales of the Parent Company during the period January-June were SEK 0 (0). Operating income amounted to SEK -169 M (114). Income after financial items totaled SEK 1,032 M (1,306). The average number of employees in the Parent Company was 56 (56).

Accounting principles and changes in accounting practices

Beginning with 2005, the Skanska Group is applying International Financial Reporting Standards (IFRS) in its financial reporting. The Interim Report has been prepared in accordance with IAS 34, "Interim financial reporting" and in accordance with the IFRS principles that are expected to be applied on December 31, 2005. IFRS is subject to continuous review, and changes may thus occur during 2005. Accounting practices, differences from earlier Swedish generally accepted accounting practices (GAAP) and a detailed presentation of their financial effects as well as recalculated comparative figures are provided in "Reporting in accordance with the International Financial Reporting Standards (IFRS)," which was published via press release on April 11, 2005 and is available at www.skanska.com.

In conjunction with the transition to IFRS, acquired goodwill amounting to SEK 428 M has been transferred from the Construction business stream to Residential Project Development.

For Skanska, the introduction of IAS 39 resulted in expanded gross accounting of financial income and expenses.

Effective from January 1, 2005, Skanska has also changed its principle for reporting of contingencies (formerly contingent liabilities). The amount of completion guarantees is included until the project is handed over to the customer, which normally occurs upon approval of final inspection. Contingencies are calculated as the contract value less the value of the portion carried out. The guarantee amount was previously unchanged until the guarantee formally expired. The guarantee amount is not reduced by offsetting against still unreceived payment from the customer. Likewise, guarantees received from subcontractors and material suppliers are not taken into account. In the case of the Skanska Group, this change affects recognition of the Group's liability for the portion of the commitments of construction consortia borne by consortium members outside the Group. Reciprocal guarantees that have been received concerning the share of joint and several liability borne by external consortium members are not taken into account. Tax cases, court and arbitration proceedings are no longer included in contingency amounts. Instead a separate description is provided.

The definitions of the following key financial ratios have changed due to the transition to IFRS:

Earnings per share	Profit/loss for the period attributable to equity holders of Skanska, divided by the average number of shares
Equity per share	Visible equity attributable to equity holders of Skanska, divided by the number of shares
Return on equity	Profit/loss attributable to equity holders of Skanska as a percentage of average visible equity attributable to equity holders of Skanska

For other key financial ratios, see the Annual Report for 2004.

Parent Company

The Interim Report for the Parent Company, Skanska AB, has been prepared in accordance with the Swedish Annual Accounts Act, with derivative instruments being valued at fair value. The positive effect on equity at the beginning of 2005 amounted to SEK 12 M. In the income statement for the first six months of the year, income after financial items was positively affected in the amount of SEK 32 M.

In accordance with IFRS 1, "First-time Adoption of International Financial Reporting Standards," point 36A, comparative figures have not been restated.

IAS/IFRS

For "the bridge," January-June 2004 and the full year 2004, between previous Swedish GAAP and IAS/IFRS, see pages 16-19

Other matters

After an "intermediate judgment" in Sweden's Market Court in September 2004, it was clarified that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e. also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than the autumn of 2006. No new information has emerged either in the corresponding Finnish legal action or in cases where individual Swedish municipalities have sued construction companies, among them Skanska, maintaining they have suffered damage from alleged cartels.

Incentive programs

The 2000-2005 employee stock option program comprising 1,596,000 synthetic options expired on March 31, 2005 without anyone exercising their options as the exercise price of SEK 94.40 never was reached.

At the Annual Shareholders' Meeting, held on April 7, 2005, a new share incentive program was approved. The three year program, which encompasses the 300 most senior executives, can provide B shares equal to a maximum of 30 percent of fixed annual salary. The maximum cost for the allotment is approximately SEK 120 M annually. The maximum dilution of share capital is 1.1 percent over three years. Information about the program has been announced in a separate press release on March 24, 2005. The press release is available on Skanska's web site www.skanska.com.

Events after the close of the report period

As of today (July 28), Skanska has carried out property divestments worth SEK 57 M during the third quarter, with capital gains amounting to SEK 21 M.

Financial reports about the 2005 financial year

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com and can also be ordered from Skanska AB, Investor Relations.

The Group's reports related to 2005 will be published on the following dates:

November 3, 2005 Nine Month Report

February 16, 2006 Year-end Report

Solna, July 28, 2005

STUART E. GRAHAM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

GROUP

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Revenue	56,400	58,258	30,916	32,225	119,405	121,263
Cost of sales	-50,977	-52,885	-28,049	-29,078	-109,798	-111,706
Gross income	**5,423**	**5,373**	**2,867**	**3,147**	**9,607**	**9,557**
Selling and administrative expenses	-3,282	-3,665	-1,739	-1,953	-6,568	-6,951
Income from divestments of discontinued operations	180	0	180	0	1,767	1,587
Income from joint ventures and associated companies	74	48	51	20	194	168
Operating income	**2,395**	**1,756**	**1,359**	**1,214**	**5,000**	**4,361**
Interest income	493	93	171	21	684	284
Interest expenses	-439	-163	-169	-58	-608	-332
Net interest	*54*	*-70*	*2*	*-37*	*76*	*-48*
Other net financial items	19	-6	12	-1	39	14
Net financial items	**73**	**-76**	**14**	**-38**	**115**	**-34**
Income after financial items	**2,468**	**1,680**	**1,373**	**1,176**	**5,115**	**4,327**
Taxes	-642	-539	-357	-391	-1,244	-1,141
Profit for the period	**1,826**	**1,141**	**1,016**	**785**	**3,871**	**3,186**
Attributable to:						
Equity holders	1,821	1,133	1,014	777	3,861	3,173
Minority interest	5	8	2	8	10	13
Key financial figures						
Earnings per share, SEK	4.35	2.71	2.42	1.86	9.22	7.58
Average number of shares	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, non-current assets	-513	-641	-258	-314	-1,121	-1,249
Impairment loss, goodwill	-94	-26	-94	-18	-236	-168
Return on capital employed, % [1]	25.0	16.9				19.9
Return on equity, % [1]	23.8	17.4				20.4
Average number of employees	53,981	68,094				53,803

1 Rolling 12 months

CONTINUING OPERATIONS SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Revenue	55,983	54,377	30,718	30,129	117,863	116,257
Cost of sales	-50,646	-49,511	-27,892	-27,294	-107,831	-106,696
Gross income	**5,337**	**4,866**	**2,826**	**2,835**	**10,032**	**9,561**
Selling and administrative expenses	-3,225	-3,285	-1,714	-1,734	-6,283	-6,343
Income from divestments of discontinued operations	0	0	0	0	0	0
Income from joint ventures and associated companies	74	38	51	24	192	156
Operating income	**2,186**	**1,619**	**1,163**	**1,125**	**3,941**	**3,374**
Net financial items	**87**	**-64**	**21**	**-30**	**137**	**-14**
Income after financial items	**2,273**	**1,555**	**1,184**	**1,095**	**4,078**	**3,360**
Taxes	-631	-505	-376	-373	-1,221	-1,095
Profit for the period	**1,642**	**1,050**	**808**	**722**	**2,857**	**2,265**
Earnings per share, SEK	3.91	2.50	1.92	1.72	6.79	5.38

DISCONTINUED OPERATIONS SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Revenue	417	3,881	198	2,096	1,542	5,006
Cost of sales	-331	-3,374	-157	-1,784	-1,967	-5,010
Gross income	**86**	**507**	**41**	**312**	**-425**	**-4**
Selling and administrative expenses	-57	-380	-25	-219	-285	-608
Income from divestments of discontinued operations	180	0	180	0	1,767	1,587
Income from joint ventures and associated companies	0	10	0	-4	2	12
Operating income	**209**	**137**	**196**	**89**	**1,059**	**987**
Net financial items	**-14**	**-12**	**-7**	**-8**	**-22**	**-20**
Income after financial items	**195**	**125**	**189**	**81**	**1,037**	**967**
Taxes	-11	-34	19	-18	-23	-46
Profit for the period	**184**	**91**	**208**	**63**	**1,014**	**921**
Earnings per share, SEK	0.44	0.21	0.50	0.14	2.43	2.20

SUMMARY CASH FLOW STATEMENT SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004- Jun 2005	Jan-Dec 2004
Cash flow from operating activities	938	1,624	1,014	1,526	5,833	6,519
Cash flow from investing activities	549	-266	959	-945	2,021	1,206
Cash flow from financing activities	-1,585	-3,086	-1,414	-1,374	-4,303	-5,804
Cash flow for the period	**-98**	**-1,728**	**559**	**-793**	**3,551**	**1,921**

of which discontinued operations SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004- Jun 2005	Jan-Dec 2004
Cash flow from operating activities	-171	405	-35	175	-510	66
Cash flow from investing activities	233	-104	197	-107	2,685	2,348
Cash flow from financing activities	139	-345	38	8	407	-77
Cash flow for the period	**201**	**-44**	**200**	**76**	**2,582**	**2,337**

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004- Jun 2005	Jan-Dec 2004
Opening balance (IFRS excl IAS 39)	16,793	14,701	17,837	15,324	14,760	14,701
Change to IAS 39, opening balance 2005	-11	-	0	-	-11	-
Dividend	-1,674	-1,256	-1,674	-1,256	-1,674	-1,256
Translation differences	1,060	217	774	-65	1,101	258
Effects of IAS 39 Hedge accounting	-35	-	7	-	-35	-
Change, minority interest	0	-43	-1	-28	-53	-96
Profit for the period	1,826	1,141	1,016	785	3,871	3,186
Closing balance	**17,959**	**14,760**	**17,959**	**14,760**	**17,959**	**16,793**

Group net investments

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
OPERATIONS - INVESTMENTS						
Intangible assets	-9	-29	-7	-7	-18	-38
Property, plant and equipment	-823	-584	-522	-361	-1,370	-1,131
Assets in BOT operations	-275	-27	-135	-9	-436	-188
Shares	0	0	2	0	-6	-6
Current-asset properties	-2,434	-2,272	-1,466	-1,279	-5,428	-5,266
of which Residential Project Development	*-1,660*	*-1,651*	*-1,020*	*-832*	*-3,674*	*-3,665*
of which Commercial Project Development	*-518*	*-623*	*-302*	*-446*	*-1,226*	*-1,331*
of which other commercial properties	*-256*	*2*	*-144*	*-1*	*-528*	*-270*
Investments	**-3,541**	**-2,912**	**-2,128**	**-1,656**	**-7,258**	**-6,629**
OPERATIONS - DIVESTMENTS						
Intangible assets	3	9	1	-1	-4	2
Property, plant and equipment	300	317	179	178	618	635
Assets in BOT operations	8	7	8	7	8	7
Shares	1	6	-1	6	7	12
Current-asset properties	5,592	4,153	3,028	2,696	10,760	9,321
of which Residential Project Development	*2,139*	*1,924*	*1,145*	*925*	*4,358*	*4,143*
of which Commercial Project Development	*3,128*	*2,082*	*1,614*	*1,686*	*5,691*	*4,645*
of which other commercial properties	*325*	*147*	*269*	*85*	*711*	*533*
Divestments	**5,904**	**4,492**	**3,215**	**2,886**	**11,389**	**9,977**
Net investments in operations	**2,363**	**1,580**	**1,087**	**1,230**	**4,131**	**3,348**
STRATEGIC INVESTMENTS						
Businesses	-47	-139	-10	-112	-43	-135
Shares	0	-1	0	0	0	-1
Strategic investments	**-47**	**-140**	**-10**	**-112**	**-43**	**-136**
STRATEGIC DIVESTMENTS						
Businesses	313	-9	306	-9	2,400	2,078
Shares	31	4	16	4	506	479
Strategic divestments	**344**	**-5**	**322**	**-5**	**2,906**	**2,557**
Net strategic investments	**297**	**-145**	**312**	**-117**	**2,863**	**2,421**
TOTAL NET INVESTMENTS	**2,660**	**1,435**	**1,399**	**1,113**	**6,994**	**5,769**
Depreciation, non-current assets	-513	-641	-258	-314	-1,121	-1,249

Consolidated operating cash flow statement

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Cash flow from business operations before change in working capital	1,117	1,348	518	783	1,752	1,983
Change in working capital	-1,985	-1,067	170	-566	601	1,519
Net investments in business operations	2,363	1,580	1,087	1,230	4,131	3,348
Cash flow adjustment, net investments	-263	128	-991	128	-444	-53
Taxes paid in business operations	-1,094	-671	-250	-236	-1,434	-1,011
Cash flow from business operations	**138**	**1,318**	**534**	**1,339**	**4,606**	**5,786**
Net interest items and other financial items	-87	-76	-15	-38	-45	-34
Taxes paid in financing operations	26	23	4	12	13	10
Cash flow from financing operations	**-61**	**-53**	**-11**	**-26**	**-32**	**-24**
CASH FLOW FROM OPERATIONS	**77**	**1,265**	**523**	**1,313**	**4,574**	**5,762**
Net strategic investments	297	-145	312	-117	2,863	2,421
Taxes paid on net strategic investments	-1	-29	0	0	-1	-29
Cash flow from net strategic investments	**296**	**-174**	**312**	**-117**	**2,862**	**2,392**
Dividend etc.	-1,677	-1,287	-1,675	-1,266	-1,678	-1,288
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-1,304**	**-196**	**-840**	**-70**	**5,758**	**6,866**
Change in interest-bearing receivables and liabilities	1,206	-1,532	1,399	-723	-2,207	-4,945
CASH FLOW FOR THE PERIOD	**-98**	**-1,728**	**559**	**-793**	**3,551**	**1,921**
Liquid assets at the beginning of the period	8,868	7,037	8,323	6,226	5,407	7,037
Exchange rate differences in liquid assets	325	98	213	-26	137	-90
Liquid assets at the end of the period	**9,095**	**5,407**	**9,095**	**5,407**	**9,095**	**8,868**
Change in interest-bearing net receivables/net debt	-743	-254	-462	6	6,893	7,382

Balance sheet

SEK M	Jun 30 2005	Jun 30 2004	*Jan 1 2005*	Dec 31 2004
ASSETS				
Non-current assets				
Property, plant and equipment	5,429	6,360	4,978	5,507
Goodwill	4,204	4,450	3,899	3,899
Intangible assets	575	565	535	535
Investments in associated companies and joint ventures	1,511	1,382	862	862
Financial assets[1]	1,194	1,427	1,253	1,137
Deferred tax assets	1,528	1,625	1,442	1,455
Total non-current assets	**14,441**	**15,809**	***12,969***	**13,395**
Current assets				
Current-asset properties[2]	10,938	13,379	11,935	11,948
Inventories	635	1,249	605	732
Financial receivables	1,991	1,691	2,771	2,490
Tax receivables	574	574	269	269
Gross amount due from customers for contract work	6,018	5,479	3,653	3,579
Trade and other receivables	23,901	23,481	21,457	21,622
Short-term investments	1,906	872	3,053	3,053
Cash and bank balances	7,181	4,535	5,794	5,815
Assets classified as held for sale	742	0	869	0
Total current assets	**53,886**	**51,260**	***50,406***	**49,508**
TOTAL ASSETS	**68,327**	**67,069**	***63,375***	**62,903**
of which interest-bearing non-current assets	*1,088*	*1,352*	*1,179*	*1,063*
of which interest-bearing assets held for sale	*8*	*0*	*21*	*0*
of which interest-bearing current assets	*11,078*	*7,098*	*11,618*	*11,358*
	12,174	*8,450*	*12,818*	*12,421*
EQUITY				
Equity attributable to equity holders	17,837	14,595	16,665	16,676
Minority interest	122	165	117	117
Total equity	**17,959**	**14,760**	***16,782***	**16,793**
LIABILITIES				
Non-current liabilities				
Loans and borrowings	2,922	5,554	3,300	3,046
Pensions	643	1,461	518	522
Deferred tax liabilities	2,528	3,207	2,708	2,744
Provisions	124	158	135	135
Total non-current liabilities	**6,217**	**10,380**	***6,661***	**6,447**
Current liabilities				
Loans and borrowings	1,530	1,199	1,197	1,006
Tax liabilities	1,035	682	994	998
Provisions	2,600	2,925	2,722	2,727
Gross amount due to customers for contract work	12,061	10,364	10,471	10,428
Trade and other payables	26,622	26,759	24,224	24,504
Liabilities classified as held for sale	303	0	324	0
Total current liabilities	**44,151**	**41,929**	***39,932***	**39,663**
TOTAL EQUITY AND LIABILITIES	**68,327**	**67,069**	***63,375***	**62,903**
of which interest-bearing loans and borrowings	*4,452*	*6,753*	*4,497*	*4,052*
of which interest-bearing pensions and provisions	*686*	*1,514*	*546*	*550*
of which interest-bearing liabilities held for sale	*10*	*0*	*6*	*0*
	5,148	*8,267*	*5,049*	*4,602*

Key financial figures

	Jun 30 2005	Jun 30 2004	Jan 1 2005	Dec 31 2004
Capital employed, closing balance	23,107	23,027	21,831	21,395
Capital employed, average	22,871	24,706	23,446	23,391
Equity/assets ratio, %	26.3	22.0	26.5	26.7
Interest-bearing net receivables (+)/net debt (-), SEK m	7,026	183	7,769	7,819
Debt/equity ratio	-0.4	0.0	-0.5	-0.5

	Jun 30 2005	Jun 30 2004	Jan 1 2005	Dec 31 2004
1 of which interest-bearing receivables	1,088	1,352	1,179	1,063
of which shares	106	75	74	74
2 Current-asset properties				
Commercial Project Development	6,180	8,740	7,395	7,408
Other commercial properties	1,335	1,371	1,272	1,272
Residential Project Development	3,423	3,268	3,268	3,268
	10,938	13,379	*11,935*	11,948

Note Contingent liabilities

Contingent liabilities amounted to SEK 7.8 billion on June 30, 2005 (Dec 31, 2004: 7.4). During the quarter the liabilities increased by SEK 0.4 billion.

Regarding tax cases, court and arbitration proceedings, major ongoing legal proceedings were described in Note 32 in the Annual Report of 2004. No important events occurred during the second quarter of 2005.

Additional information

Business streams

Construction

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Revenue	51,236	50,455	28,468	27,459	108,758	107,977
Gross income	**3,360**	**3,431**	**1,817**	**1,883**	**6,609**	**6,680**
Selling and administrative expenses	-2,627	-2,710	-1,393	-1,429	-5,124	-5,207
Income from joint ventures and associated companies	19	12	10	6	46	39
Operating income	**752**	**733**	**434**	**460**	**1,531**	**1,512**
Investments	-1,105	-528	-667	-343	-1,907	-1,330
Divestments	675	391	480	245	1,362	1,078
Net investments	**-430**	**-137**	**-187**	**-98**	**-545**	**-252**
Cash flow from operations before investments and change in working capital	1,348	1,181	804	701	2,404	2,237
Change in working capital	-2,634	-726	-759	-117	-6	1,902
Net investments in operations	-440	-99	-214	-60	-607	-266
Cash flow adjustment, net investments	2	-1	-48	-6	81	78
Operating cash flow from business operations [1]	-1,724	355	-217	518	1,872	3,951
Strategic net investments	10	-38	27	-38	62	14
Cash flow	**-1,714**	**317**	**-190**	**480**	**1,934**	**3,965**
Gross margin, %	6.6	6.8	6.4	6.9	6.1	6.2
Selling and administrative expenses, %	-5.1	-5.4	-4.9	-5.2	-4.7	-4.8
Operating margin %	1.5	1.5	1.5	1.7	1.4	1.4
Capital employed, SEK bn	6.1	7.0				3.6
Return on capital employed (RoCE), % [2]	30.8	23.9				25.6
Order bookings, SEK bn	50.7	60.2	27.3	31.4	106.5	116.0
Order backlog, SEK bn	126.2	122.2				113.5
Employees	52,416	52,395				51,583

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Residential Project Development

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Revenue	2,931	2,767	1,502	1,472	5,978	5,814
Gross income	**449**	**377**	**228**	**188**	**893**	**821**
Selling and administrative expenses	-170	-147	-86	-75	-328	-305
Income from joint ventures and associated companies	0	0	0	0	12	12
Operating income	**279**	**230**	**142**	**113**	**577**	**528**
Investments	-1,668	-1,623	-1,024	-825	-3,721	-3,676
Divestments	2,146	1,857	1,150	883	4,374	4,085
Net investments	**478**	**234**	**126**	**58**	**653**	**409**
Cash flow from operations before investments and change in working capital	-189	-72	-139	-26	-186	-69
Change in working capital	858	-314	846	-404	1,048	-124
Net investments in operations	478	234	126	58	653	409
Cash flow adjustment, net investments	-139	-26	-50	69	-25	88
Operating cash flow from business operations [1]	1,008	-178	783	-303	1,490	304
Strategic net investments	0	0	0	0	0	0
Cash flow	**1,008**	**-178**	**783**	**-303**	**1,490**	**304**
Operating margin, %	9.5	8.3	9.5	7.7	9.7	9.1
Capital employed, SEK bn	2.3	3.2				2.8
Return on capital employed (RoCE), % [2]	20.9	14.1				18.4
Employees	635	655				739

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Project Development

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Revenue	3,550	2,546	1,699	1,922	6,588	5,584
Gross income	**1,497**	**963**	**753**	**735**	**2,407**	**1,873**
Selling and administrative expenses	-107	-113	-53	-56	-209	-215
Income from joint ventures and associated companies	1	-4	0	1	-36	-41
Operating income	**1,391**	**846**	**700**	**680**	**2,162**	**1,617**
of which gain from divestments of properties[1]	1,197	658	721	583	1,961	1,422
of which operating net, completed properties	274	276	23	142	502	504
of which write-downs/reversal of write-downs	0	0	0	0	-98	-98
Investments	-520	-627	-302	-446	-1,229	-1,336
Divestments	3,128	2,086	1,614	1,690	5,757	4,715
Net investments	**2,608**	**1,459**	**1,312**	**1,244**	**4,528**	**3,379**
Cash flow from operations before investments and change in working capital	192	192	-22	87	337	337
Change in working capital	103	-19	151	25	-29	-151
Net investments in operations	2,608	1,458	1,311	1,240	4,528	3,378
Cash flow adjustment, net investments	-126	155	-893	64	-500	-219
Operating cash flow from business operations before taxes[2]	2,777	1,786	547	1,416	4,336	3,345
Strategic investments	0	1	0	4	0	1
Cash flow	**2,777**	**1,787**	**547**	**1,420**	**4,336**	**3,346**
Capital employed, SEK bn	7.0	9.8				7.8
Return on capital employed (RoCE), % [3]	26.9	18.5				17.7
Employees	124	136				129
1 Additional gain included in eliminations was	29	44	25	0	57	72

2 Before taxes, financing operations and dividends
3 Rolling 12 months

BOT

SEK M	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Revenue	8	14	2	9	27	33
Gross income	**-21**	**-6**	**-19**	**-3**	**-27**	**-12**
Selling and administrative expenses	-46	-33	-27	-20	-83	-70
Income from joint ventures and associated companies	52	29	40	16	136	113
Operating income	**-15**	**-10**	**-6**	**-7**	**26**	**31**
of which gains from divestments of projects	0	0	0	0	0	0
	0	**0**				
Investments	-275	-26	-135	-8	-437	-188
Divestments	8	6	8	6	8	6
Net investments	**-267**	**-20**	**-127**	**-2**	**-429**	**-182**
Cash flow from operations before investments and change in working capital	-50	-38	-28	-22	-30	-18
Change in working capital	-18	-26	-7	-3	-7	-15
Net investments in operations	-267	-20	-127	-2	-429	-182
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations [1]	-335	-84	-162	-27	-466	-215
Strategic investments	0	0	0	0	0	0
Cash flow	**-335**	**-84**	**-162**	**-27**	**-466**	**-215**
Capital employed, SEK bn	2.1	1.3				1.5
Return on capital employed (RoCE), % [2]	1.2	2.2				3.3
Employees	48	39				40

1 Before taxes, financing operations and dividends
2 Rolling 12 months

At the end of the report period, the book value of shares, participations and subordinated receivables in BOT operations totaled about SEK 1.8 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 0.9 billion. The increase since year-end 2004 was attributable to currency effects.

Construction, by business/reporting unit

SEK M	Revenue					
	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Sweden	10,120	9,163	5,833	5,028	21,476	20,519
Norway	5,313	3,950	2,872	2,059	10,003	8,640
Denmark	1,973	1,613	1,044	836	3,996	3,636
Finland	3,516	3,496	2,049	1,894	7,643	7,623
Poland	1,512	1,157	913	773	4,325	3,970
Czech Republic	4,197	3,109	2,606	1,983	8,994	7,906
UK	4,440	6,150	2,292	3,095	9,314	11,024
USA Building	13,619	13,483	7,128	7,329	27,737	27,601
USA Civil	4,026	6,235	2,219	3,239	10,197	12,406
Latin America	1,674	1,154	956	611	3,305	2,785
International [1]	846	945	556	612	1,768	1,867
Total	**51,236**	**50,455**	**28,468**	**27,459**	**108,758**	**107,977**

1 International includes operations in Russia, International Projects and UK International.

SEK M	Operating income						Operating margin, %					
	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Sweden	312	208	232	155	683	579	3.1	2.3	4.0	3.1	3.2	2.8
Norway	146	104	93	63	257	215	2.7	2.6	3.2	3.1	2.6	2.5
Denmark	42	20	25	10	75	53	2.1	1.2	2.4	1.2	1.9	1.5
Finland	58	58	48	46	263	263	1.6	1.7	2.3	2.4	3.4	3.5
Poland	-23	-7	-25	20	85	101	-1.5	-0.6	-2.7	2.6	2.0	2.5
Czech Republic	197	161	149	118	404	368	4.7	5.2	5.7	6.0	4.5	4.7
UK	134	181	62	80	5	52	3.0	2.9	2.7	2.6	0.1	0.5
USA Building	100	-53	52	-92	-260	-413	0.7	-0.4	0.7	-1.3	-0.9	-1.5
USA Civil	-240	78	-253	67	-100	218	-6.0	1.3	-11.4	2.1	-1.0	1.8
Latin America	50	56	29	33	112	118	3.0	4.9	3.0	5.4	3.4	4.2
International [1]	-24	-73	22	-40	7	-42	-2.8	-7.7	4.0	-6.5	0.4	-2.2
Total	**752**	**733**	**434**	**460**	**1,531**	**1,512**	**1.5**	**1.5**	**1.5**	**1.7**	**1.4**	**1.4**

SEK M	Order backlog			Order bookings					
	Jun 30 2005	Jun 30 2004	Dec 31 2004	Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Sweden	15,713	16,073	15,485	10,260	12,342	5,272	4,456	20,957	23,039
Norway	6,792	6,615	7,371	4,307	4,831	2,592	2,187	9,671	10,195
Denmark	2,546	2,057	2,157	1,935	1,707	946	915	3,746	3,518
Finland	5,858	5,348	4,854	4,249	3,604	2,673	2,177	7,961	7,316
Poland	4,561	3,377	3,844	1,953	1,696	856	879	4,816	4,559
Czech Republic	13,767	11,553	13,047	4,120	6,940	3,201	4,572	10,090	12,910
UK	15,902	15,172	13,318	5,581	6,851	881	5,735	9,580	10,850
USA Building	39,204	42,702	36,577	9,955	16,728	4,679	7,465	22,926	29,699
USA Civil	16,464	14,555	12,116	5,978	2,775	4,187	1,595	11,445	8,242
Latin America	3,600	2,659	2,885	1,853	1,693	1,440	1,188	4,084	3,924
International	1,611	2,097	1,844	536	1,054	579	233	1,238	1,756
Total	**126,218**	**122,208**	**113,498**	**50,727**	**60,221**	**27,306**	**31,402**	**106,514**	**116,008**

Residential Project Development, by business/reporting unit

SEK M	Revenue Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004	Operating income[1] Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004
Sweden	1,091	930	596	533	2,207	2,046	73	38	42	12	171	136
Norway	674	614	290	303	1,294	1,234	61	69	26	38	114	122
Finland	832	785	446	407	1,656	1,609	85	59	46	35	177	151
Poland	45	59	24	26	102	116	0	7	1	4	3	10
Czech Republic	192	260	95	141	455	523	58	53	25	24	110	105
International	97	119	51	62	264	286	2	4	2	0	2	4
Total	**2,931**	**2,767**	**1,502**	**1,472**	**5,978**	**5,814**	**279**	**230**	**142**	**113**	**577**	**528**

SEK M	Operating margin, %[1] Jan-Jun 2005	Jan-Jun 2004	Apr-Jun 2005	Apr-Jun 2004	Jul 2004-Jun 2005	Jan-Dec 2004	Return on capital employed[2] Jul 2004-Jun 2005	Jul 2003-Jun 2004	Jan-Dec 2004
Sweden	6.7	4.1	7.0	2.3	7.7	6.6	33.6	10.8	25.4
Norway	9.1	11.2	9.0	12.5	8.8	9.9	9.8	10.6	9.7
Finland	10.2	7.5	10.3	8.6	10.7	9.4	28.6	13.1	24.0
Poland	0.0	11.9	4.2	15.4	2.9	8.6	2.0	-2.1	7.7
Czech Republic	30.2	20.4	26.3	17.0	24.2	20.1	46.1	62.5	48.6
International	2.1	3.4	3.9	0.0	0.8	1.4	3.3	9.6	8.6
Total	**9.5**	**8.3**	**9.5**	**7.7**	**9.7**	**9.1**	**20.9**	**14.1**	**18.4**

1 Development profit only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of June 2005, there were 5,572 (7,042) residential units under construction. Of these, 75 (68) percent were sold. The number of completed unsold residential units totaled 301 (300). During the first half, construction started on 2,110 (2,865) units. In the Nordic countries, the number of residential units started increased, while it declined in the Czech Republic and in St. Petersburg, Russia. The number of residential units sold during the first six months of the year was 2,441 (2,375). Here, too, the Nordic countries experienced an increase, while sales declined in other markets.

The book value of current-asset properties in Residential Project Development totaled SEK 3.4 billion (3.3). A breakdown of book value can be seen in the table below. The book value of undeveloped land and development properties was SEK 2.1 billion. This is equivalent to building rights for about 15,000 residential units. There are also about 3,200 building rights in associated companies.

Breakdown of book value, current-asset properties, June 30, 2005

SEK M	Residential Project Development	Commercial Project Development	Other commercial properties	Total
Completed projects	658	3,706	39	4,403
Ongoing projects	656	386	302	1,344
Land bank	2,109	2,088	994	5,191
Total	**3,423**	**6,180**	**1,335**	**10,938**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2004	Occupancy rate, %
Completed properties	3,706	3,706	4,992	69
Ongoing projects	386	798	1,009	37
Subtotal	**4,092**	**4,504**	**6,001**	
Land bank	2,088	2,088		
TOTAL	**6,180**	**6,592**		

Commercial Project Development has four projects underway, three of them in Sweden. Ongoing projects represent leasable space of about 41,000 sq. m (441,300 sq. ft.) and are 37 percent pre-leased, measured in rent. Including the seven ongoing projects that were sold during construction, leasable space totals 102,000 sq. m (1,098,000 sq. ft.) of which a total of 71 percent is pre-leased. At the end of the report period, the book value of ongoing projects amounted to SEK 0.4 billion (Dec. 2004: 0.2). Their book value upon completion is expected to total SEK 0.8 billion, with an estimated market value of SEK 1.0 billion. The degree of completion in ongoing projects is about 48 percent.

The book value of Skanska's portfolio of completed projects amounted to SEK 3.7 billion (Dec. 2004: 4.6), with an estimated market value, based on an appraisal dated December 2004, of about SEK 5.0 billion (Dec. 2004: 6.9). The occupancy rate, measured in rent, amounted to 69 percent.

The book value of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 2.1 billion (Dec. 2004: 2.4).

As of today (July 28), Skanska has carried out property divestments worth SEK 57 M during the third quarter, with capital gains amounting to SEK 21 M.

Income statement "The bridge" Jan - Jun 2004

GROUP SEK M	SWGAAP Jan-Jun 2004	IFRS-related change	IFRS Jan-Jun 2004
Revenue	58,258		58,258
Cost of sales	-52,863	-22	-52,885
Gross income	**5,395**	**-22**	**5,373**
Selling and administrative expenses	-3,857	192	-3,665
Income from divestments of discontinued operations	0		0
Income from joint ventures and assoicated companies	48		48
Operating income	**1,586**	**170**	**1,756**
Interest income	93		93
Interest expenses	-163		-163
Net interest	*-70*	*0*	*-70*
Other net financial items	-6		-6
Net financial items	**-76**	**0**	**-76**
Income after financial items	**1,510**	**170**	**1,680**
Taxes	-544	5	-539
Profit for the period	**966**	**175**	**1,141**
Attributable to:			
Equity holders of Skanska	958	175	1,133
Minority interests	8	0	8
Earnings per share, SEK	2.29	0.42	2.71

CONTINUING OPERATIONS SEK M	SWGAAP Jan-Jun 2004	IFRS-related change	IFRS Jan-Jun 2004
Revenue	54,377		54,377
Cost of sales	-49,489	-22	-49,511
Gross income	**4,888**	**-22**	**4,866**
Selling and administrative expenses	-3,464	179	-3,285
Income from divestments of discontinued operations	0		0
Income from joint ventures and assoicated companies	38		38
Operating income	**1,462**	**157**	**1,619**
Net financial items	**-64**	**0**	**-64**
Income after financial items	**1,398**	**157**	**1,555**
Taxes	-509	4	-505
Profit for the period	**889**	**161**	**1,050**

DISCONTINUED OPERATIONS SEK M	SWGAAP Jan-Jun 2004	IFRS-related change	IFRS Jan-Jun 2004
Revenue	3,881		3,881
Cost of sales	-3,374		-3,374
Gross income	**507**	**0**	**507**
Selling and administrative expenses	-393	13	-380
Income from divestments of discontinued operations	0		0
Income from joint ventures and assoicated companies	10		10
Operating income	**124**	**13**	**137**
Net financial items	**-12**	**0**	**-12**
Income after financial items	**112**	**13**	**125**
Taxes	-35	1	-34
Profit for the period	**77**	**14**	**91**

BALANCE SHEET "The bridge" June 30, 2004

SEK M	SWGAAP Jun 30 2004	IFRS-related change	IFRS Jun 30 2004
ASSETS			
Non-current assets			
Property, plant and equipment	6,390	-30	6,360
Goodwill	4,278	172	4,450
Intangible assets	459	106	565
Investments in associated companies and joint ventures	1,382		1,382
Financial assets	1,427		1,427
Deferred tax assets	1,710	-85	1,625
Total non-current assets	**15,646**	**163**	**15,809**
Current assets			
Current-asset properties 1)	13,217	162	13,379
Inventories	1,249		1,249
Financial receivables	1,691		1,691
Tax receivables	574		574
Gross amount due from customers for contract work	5,528	-49	5,479
Trade and other receivables	23,481		23,481
Short-term investments	872		872
Cash and bank balances	4,535		4,535
Total current assets	**51,147**	**113**	**51,260**
TOTAL ASSETS	**66,793**	**276**	**67,069**
of which interest-bearing non-current assets	*1,352*		*1,352*
of which interest-bearing current assets	*7,098*		*7,098*
	8,450	*0*	*8,450*
EQUITY			
Equity attributable to holders of Skanska	14,076	519	14,595
Minority interests	165		165
Total equity	**14,241**	**519**	**14,760**
LIABILITIES			
Non-current liabilities			
Loans and borrowings	5,569	-15	5,554
Pensions	1,762	-301	1,461
Deferred tax liabilities	3,142	65	3,207
Provisions	158		158
Total non-current liabilities	**10,631**	**-251**	**10,380**
Current liabilities			
Loans and borrowings	1,184	15	1,199
Tax liabilities	682		682
Provisions	2,932	-7	2,925
Gross amount due to customers for contract work	10,364		10,364
Trade and other payables	26,759		26,759
Total current liabilities	**41,921**	**8**	**41,929**
TOTAL EQUITY AND LIABILITIES	**66,793**	**276**	**67,069**
of which interest-bearing loans and borrowings	*6,753*		*6,753*
of which interest-bearing provisions	*1,815*	*-301*	*1,514*
	8,568	-301	8,267

----

1) Current-asset properties			
Commercial Project Development	8,578	162	8,740
Other commercial properties	1,371		1,371
Residential Project Development	3,268		3,268
	13,217	162	13,379

Income statement "The bridge" Jan - Dec 2004

GROUP SEK M	SWGAAP Jan-Dec 2004	IFRS-related change	IFRS Jan-Dec 2004
Revenue	121,263		121,263
Cost of sales	-111,667	-39	-111,706
Gross income	**9,596**	**-39**	**9,557**
Selling and administrative expenses	-7,289	338	-6,951
Income from Group companies	1,413	-1,413	0
Income from divestments of discontinued operations	0	1,587	1,587
Income from joint ventures and assoicated companies	133	35	168
Operating income	**3,853**	**508**	**4,361**
Interest income	284		284
Interest expenses	-332		-332
Net interest	*-48*	*0*	*-48*
Other net financial items	14		14
Net financial items	**-34**	**0**	**-34**
Income after financial items	**3,819**	**508**	**4,327**
Taxes	-1,158	17	-1,141
Profit for the period	**2,661**	**525**	**3,186**
Attributable to:			
Equity holders of Skanska	2,648	525	3,173
Minority interests	13	0	13
Earnings per share, SEK	6.33	1.25	7.58

CONTINUING OPERATIONS SEK M	SWGAAP Jan-Dec 2004	IFRS-related change	IFRS Jan-Dec 2004
Revenue	116,257		116,257
Cost of sales	-106,657	-39	-106,696
Gross income	**9,600**	**-39**	**9,561**
Selling and administrative expenses	-6,671	328	-6,343
Income from Group companies	0		0
Income from divestments of discontinued operations	0		0
Income from joint ventures and assoicated companies	156		156
Operating income	**3,085**	**289**	**3,374**
Net financial items	**-14**	**0**	**-14**
Income after financial items	**3,071**	**289**	**3,360**
Taxes	-1,111	16	-1,095
Profit for the period	**1,960**	**305**	**2,265**

DISCONTINUED OPERATIONS SEK M	SWGAAP Jan-Dec 2004	IFRS-related change	IFRS Jan-Dec 2004
Revenue	5,006		5,006
Cost of sales	-5,010		-5,010
Gross income	**-4**	**0**	**-4**
Selling and administrative expenses	-618	10	-608
Income from Group companies	1,413	-1,413	0
Income from divestments of discontinued operations	0	1,587	1,587
Income from joint ventures and assoicated companies	-23	35	12
Operating income	**768**	**219**	**987**
Net financial items	**-20**	**0**	**-20**
Income after financial items	**748**	**219**	**967**
Taxes	-47	1	-46
Profit for the period	**701**	**220**	**921**

BALANCE SHEET "The bridge" December 31, 2004

SEK M	SWGAAP Dec 31 2004	IFRS-related change	IFRS Dec 31 2004
ASSETS			
Non-current assets			
Property, plant and equipment	5,537	-30	5,507
Goodwill	3,565	334	3,899
Intangible assets	464	71	535
Investments in associated companies and joint ventures	862		862
Financial assets	1,137		1,137
Deferred tax assets	1,526	-71	1,455
Total non-current assets	**13,091**	**304**	**13,395**
Current assets			
Current-asset properties 1)	11,796	152	11,948
Inventories	732		732
Financial receivables	2,490		2,490
Tax receivables	269		269
Gross amount due from customers for contract work	3,641	-62	3,579
Trade and other receivables	21,622		21,622
Short-term investments	3,053		3,053
Cash and bank balances	5,815		5,815
Total current assets	**49,418**	**90**	**49,508**
TOTAL ASSETS	**62,509**	**394**	**62,903**
of which interest-bearing non-current assets	*1,063*		*1,063*
of which interest-bearing current assets	*11,358*		*11,358*
	12,421	*0*	*12,421*
EQUITY			
Equity attributable to holders of Skanska	16,066	610	16,676
Minority interests	117		117
Total equity	**16,183**	**610**	**16,793**
LIABILITIES			
Non-current liabilities			
Loans and borrowings	3,094	-48	3,046
Pensions	831	-309	522
Deferred tax liabilities	2,698	46	2,744
Provisions	135	0	135
Total non-current liabilities	**6,758**	**-311**	**6,447**
Current liabilities			
Loans and borrowings	958	48	1,006
Tax liabilities	998		998
Provisions	2,680	47	2,727
Gross amount due to customers for contract work	10,428		10,428
Trade and other payables	24,504		24,504
Total current liabilities	**39,568**	**95**	**39,663**
TOTAL EQUITY AND LIABILITIES	**62,509**	**394**	**62,903**
of which interest-bearing loans and borrowings	*4,052*		*4,052*
of which interest-bearing provisions	*870*	*-320*	*550*
	4,922	*-320*	*4,602*

---

1) Current-asset properties			
Commercial Project Development	7,256	152	7,408
Other commercial properties	1,272		1,272
Residential Project Development	3,268		3,268
	11,796	152	11,948



Press Release

June 15, 2005

Skanska involved in final negotiations for Finnish expressway project on public-private partnership basis

Skanska, as part of a consortium, has been selected by the Finnish National Road Administration, Finnra, for the construction of a section of the E18 expressway in Finland. The project will be implemented as a public-private partnership project, which means that the Skanska consortium will be responsible for designing, constructing and operating the expressway, and will also be involved in arranging the financial solution.

Final negotiations between the consortium, Tieyhtiö Ykköstie, and Finnra will now take place. The Finnish National Road Administration estimates that it will be possible to sign the contract at the end of August. The assignment will not be included in Skanska's order bookings until this has occurred.

Finnra estimates that the total budget for the project will be approximately EUR 700 M, of which construction costs are estimated at EUR 300 M. The remuneration paid to the consortium will be based on availability and traffic safety.

The contract period is for 21 years, starting when the expressway is opened. Construction is scheduled to commence in the autumn and the road is expected to be open for traffic in November 2008.

The project comprises approximately 51 kilometers of the E 18 between Muurla and Lohja, which is the final phase of the Turku-Helsinki section. The project includes a large number of bridges and approximately five-kilometer of tunnels.

In addition to Skanska BOT, the Tieyhtiö Ykköstie consortium consists of Laing Roads Ltd of the United Kingdom and Lemminkäinen Oyj of Finland. Skanska Finland and Lemcon, a subsidiary of Lemminkäinen, will undertake the construction assignment.

Since 1997, Skanska BOT, through the Nelostie consortium, has been a joint owner of Finland's first public-private partnership road project, the expressway between Helsinki and Lahti, which Skanska constructed and also

For further information please contact:

Anna Wenner, Press Officer Skanska AB, +46 8 753 88 99



SKANSKA

Press Release

June 16, 2005

**AB Industrivärden requests reclassification of A shares
to B shares**

AB Industrivärden has submitted a request to Skanska to reclassify 2,302,756 Skanska A shares to the comparable number of B shares. As a result of the reclassification, Industrivärden's share of voting rights declines from 29.3 percent to 26.9 percent.

After reclassification, the number of A shares in Skanska will amount to 22,584,276, while the number of B shares in the company will total 395,968,796.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01


SKANSKA

Press Release

June 22, 2005

Skanska awarded new public-private partnering power project in Brazil - Skanska invests about SEK 150 M

Skanska and its Brazilian partners have signed an agreement for the delivery of electricity in Manaus, in the state of Amazonas, Brazil. The agreement is between the Breitener consortium, in which Skanska BOT holds a 35-percent interest, and the regional power company Manaus Energia, part of state-owned Eletrobras. The 20-year contract will generate revenues to the consortium of approximately SEK 370 M per annum.

The electricity will be generated in two power plants, each rated at 60 MW, with start-up no later than November this year and in full operation by the first of January 2006. The payments will be based on availability, and does not entail any market risk for the price of energy.

The power plants will be built using equipment from Breitener's existing power plant in Fortaleza, Brazil, which has successfully functioned as an emergency power plant for the state of Ceara for the past three years. This contract expired earlier this spring and the equipment is now being moved to the new plants in Manaus.

Skanska's share of the additional investments will be about SEK 150 M. Skanska's current investment in the Fortaleza plant amounts to about SEK 85 M.

The Fortaleza plant is being disassembled and transferred to be reconstructed in Manaus. The work that is now under way is being carried out by local contractors with technical supervision from Skanska Latin America, which has been commissioned to provide project support.

The energy requirement is substantial in the Manaus region that is not linked to the national power grid.

"Brazil's economy is growing strongly and the energy needs are increasing, making it an attractive market for us," says Simon Hipperson, President of Skanska BOT. "We have a strong local consortium, through which we have demonstrated that we can supply electrical power at competitive rates as well as deliver solid earnings."

With its 35-percent interest, Skanska BOT is the largest single owner in the Breitener consortium, which includes

(24 percent), Orteng (5.5 percent) and Enerconsult (5.5 percent).

Skanska BOT develops and invests in infrastructure projects within public-private partnering, focusing on Europe, North and South America as well as the Nordic region. The portfolio includes health and education facilities as well as power and highway projects. Operations focus on creating long-term sustainable solutions in which Skanska is responsible for the entire process, from arranging financing to design, construction and operation. Skanska is the market leader in the UK in the PFI (Pubic Finance Initiative)/PPP (Public Private Partnership) sector.

Skanska is one of the world's leading construction groups with expertise in construction, project development of commercial and residential projects and public-private partnerships. Skanska is committed to finding innovative solutions by cooperating closely with customers and combining the company's international expertise with local presence. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion.

For further information please contact:

Simon Hipperson, President, Skanska BOT,
tel +46 8 504 368 77
Peter Gimbe, Senior Vice President Communications,
Skanska AB, tel +46 8 753 88 99
Anders Lilja, Senior Vice President Investor Relations,
Skanska AB, tel +46 8 753 88 01

SKANSKA

Press Release



June 23, 2005

Skanska to build and operate Norway's first school within public-private partnering (PPP) - the contract amount is SEK 600 M

Skanska will build, modernize and operate two Oslo schools. The project is the first within public-private partnering (PPP) for schools. Skanska is being contracted for construction and maintenance services for a total of about SEK 600 M, but is not involved as an investor in the school project.

Most of the construction contract, which totals SEK 460 M, will be included in order bookings for the second quarter of 2005. The value of the operating and maintenance assignment is currently estimated to be a total of SEK 140 M and is included separately in order bookings from year to year.

Skanska Norway's customer is SG Finans AS, which has assumed ownership responsibility for the two schools, Høybråten and Persbråten, from the Oslo Municipality under a 24-year contract. Thereafter, the schools will be bought back by the municipality at a price corresponding to one year's rent. The municipality continues to be fully responsibility for the schools' educational operations. Skanska is the construction partner of SG Finans AS in the school project, but Skanska will not participate as an investor.

The project comprises a total of 20,000 square meters and involves new construction as well as renovation. The Persbråten school will be demolished and replaced with new school buildings for the start of school in autumn 2007. The work with the Høbråten's school involves both modernization and new construction.

Construction work starts in September and the first school is scheduled to be completed for the start of school in autumn 2007. The work at the other school will be completed during the winter of 2007-2008.

Skanska Norway and Skanska BOT are currently carrying out Norway's first PPP highway project. The 27-kilometer section of the E39 highway south of Trondheim on the Norwegian west coast will open at the end of June, two months ahead of schedule. Skanska's construction

consortium that will be responsible for the highway for 25 years.

Skanska Norway's net sales in 2004 amounted to NOK 8.6 billion. The business unit's has about 4,300 employees.

Skanska is one of the world's leading construction groups with expertise in construction, project development of commercial and residential projects and public-private partnerships. Skanska is committed to finding innovative solutions by cooperating closely with customers and combining the company's international expertise with local presence. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion.

For further information please contact:

Pia Farstad, Senior Vice President Communications, Skanska Norway, tel +47 92 25 11 11
Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 99



Press Release



June 27, 2005

Skanska has been contracted to construct a nitrogen production plant in Mexico for USD 46 M (SEK 355 M)

Skanska will construct a nitrogen production plant in Mexico. The contract value amounts to USD 46 M, approximately SEK 355 M, and is included in order bookings for the second quarter. The customer is the Mexican branch of the international company Praxair.

Skanska will be responsible for engineering, procurement, construction, installation and start-up assistance of the production facility as well as the piping for distribution.

Praxair's new plant will deliver nitrogen to the state-owned oil company Pemex (Petróleos Mexicanos). The nitrogen will be used to increase capacity in oil extraction at the Pemex Samaria oilfield in Mexico.

The project begins immediately and will be completed in 20 months.

Praxair is an internationally leading producer of gases. The company, which is listed on the New York Stock Exchange (NYSE), has annual sales of USD 6.6 billion.

The project is being carried out by Skanska Latin America, which has extensive experience of this type pf project. Skanska Latin America focuses on the construction of infrastructure, energy plants and distribution networks. The company has 7,700 employees and reported annual sales in 2004 of SEK 2.8 billion.

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 99

SKANSKA

Press Release

June 30, 2005

Skanska divests Prefab Mark to Segulah

Skanska has sold the subsidiary Skanska Prefab Mark to the Segulah private equity company. The purchase price amounts to SEK 336 M. The sale generates a capital gain of about SEK 180 M, which will be included in earnings in the second quarter of 2005. Prefab Mark will be deconsolidated as of July 1, 2005.

Prefab Mark is one of the Swedish specialty companies that Skanska has decided to divest. The sale is part of Skanska's strategic focus on core operations - construction, project development of commercial premises and residential project development as well as private-public partnering projects.

The segment of Skanska Prefab that produces frame systems for construction of buildings is not affected by the sale but will continue its operations under the name Region Frame Systems within Skanska Sweden.

Prefab Mark develops, produces and sells prefabricated concrete products for paving, curbing and other land improvements, as well as drainage and sewage systems. The company has seven production plants and many sales offices in Sweden. Prefab Mark reported annual sales of SEK 400 M in 2004, with a total of about 260 employees.

For further information please contact:

Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 99
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Christian Sievert, Managing Partner, Segulah, tel +46 8-442 89 50 or +46 708-66 96 94



Press Release

July 6, 2005

Skanska restructures equipment fleet in Yeager Skanska, will take a USD 46 million (SEK 360 M) charge in the second quarter

Skanska has identified the need to make a thorough restructuring of the equipment fleet of Yeager Skanska. A significant part of the current fleet is old and repairs and maintenance costs of the equipment fleet have exceeded estimations. This has also had a negative effect on productivity resulting in reduced margins in Yeager's ongoing projects.

The cost for restructuring the equipment fleet and for write-downs in certain projects amounts to USD 32 M (SEK 250 M). The poor profitability in Yeager Skanska combined with the restructuring cost has also resulted in the need to write down the remaining goodwill in Yeager Skanska, amounting to USD 14 M (SEK 110 M).

In total, the write-downs amount to USD 46 M (SEK 360 M) and will be charged to operating income in the business unit Skanska USA Civil in the second quarter.

"The poor condition of the equipment fleet is the major cause to the problems in Yeager Skanska. We will now implement a replacement program for the fleet, which we believe will help get Yeager back to profitability", says Stuart Graham, President and CEO of Skanska.

Yeager Skanska is the California-based unit within Skanska USA Civil.

Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 4,400 employees. Skanska USA Civil's sales amounted to approximately SEK 12 billion in 2004.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01

SKANSKA

Press Release

July 13, 2005

Skanska secures new environmental project in New York for USD 136 M, about SEK 1 billion

Skanska has been contracted to construct the final phase of the new Paerdegat Basin Water Quality Facility, which is being constructed to improve the water quality in Brooklyn, New York. The contract amount is USD 136 M, SEK 1,050 M, and will be included in order bookings for the second quarter of 2005. The customer is the New York City Department of Environmental Protection.

The scope of Skanska's contract includes construction of new buildings and plant facilities at Paerdegat Basin. Skanska will also be responsible for installation of control systems, piping, valves, pumps and other ancillary equipment. In addition, the contract requires wetland restoration for certain areas of Jamaica Bay. Site work will begin in July with expected contract duration of 48 months.

The facility will operate during wet weather only and will be used to store rainwater and sewage water in high floods, heavy rainfalls and spring snow thaws. The stored overflow will later be sent to the Coney Island Waste Water Treatment Plant for treatment.

The project is part of the New York City Department of Environmental Protection's program to reduce pollution and improve water quality through CSO abatement. The project will reduce discharge into the Bay, improve oxygen quality in the water, reduce bacteria and provide control over pollutants.

This is Skanska's third large environmental project in New York in the past few years. Skanska is currently carrying out major expansions of the North River Water Pollution Control Plant for USD 46.6 M and the wastewater plant at Newtown Creek. Skanska's share of the contract amount for the latter project is USD 222 M.

The Paerdegat Water Basin WQF project is being carried out by Skanska USA Civil's Slattery Skanska and Gottlieb Skanska units. Skanska USA Civil specializes in such infrastructural projects as construction of highways,

company has some 4,400 employees. Skanska USA Civil posted sales in 2004 of about SEK 12 billion.

For further information please contact:

Peter Gimbe, Senior Vice President Communications,
Skanska AB, tel +46 8 753 88 99
Karen Diemer, Communications Manager,
Skanska USA Civil, tel +1 718 746 2785

SKANSKA

Press Release

July 18, 2005

Skanska to construct hub for Manhattan subway
- contract amounts to USD 133 M, SEK 1 billion

Skanska is to construct a new hub for the subway on Lower Manhattan - the contract value amounts to USD 133 M, SEK 1,040 M. The amount will be included in order bookings for the second quarter of 2005. The customer is the New York City Transit Authority.

The project is part of the construction of the new Path Station and the rehabilitation of Lower Manhattan.

The assignment involves the construction of a concrete structural box for the Dey Street Concourse, which will comprise part of the Fulton Street Transit Center hub. The planned hub will link six existing subway stations and will also be connected with the Path Terminal at the World Trade Center. It is estimated that about 275,000 persons will pass through each day.

The project includes a new underground concourse, tracks and platforms for the R, W, 4 and 5 subway lines. The subway will be in operation during the entire construction period. The Skanska USA Civil unit Slattery Skanska will conduct the project. Work on site will commence in July 2005 and is scheduled for completion in January 2008.

Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 4,400 employees. Skanska USA Civil's sales amounted to approximately SEK 12 billion in 2004.

More information about the project can be found at www.mta.info/capconstr/fstc/

For further information please contact:

Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99
Karen Diemer, Communications Manager, Skanska USA Civil, tel +1 718 746 2785

SKANSKA

Press Release

July 29, 2005

Financing completed for A1 motorway project in Poland - construction contract valued at SEK 3.7 billion for Skanska

A Skanska-led consortium has signed an agreement for the financing of the A1 motorway project, south of Gdansk, in Poland. The agreement means that Skanska will commence construction of the road. Skanska's share of the contract amounts to EUR 400 M (SEK 3.7 billion) and is included in order bookings for the third quarter of 2005.

Skanska BOT is part of the ownership and investor consortium Gdansk Transport Company (GTC). Skanska's share in the company amounts to 30 percent. Laing Roads from the UK, Intertoll of South Africa and NDI of Poland have the remaining shares. Skanska's investment amounts to approximately EUR 10 M (approximately SEK 94 M).

The project is being conducted in public-private partnership. The Polish infrastructure ministry and the ownership consortium in which Skanska is a member have signed a concession agreement entailing a total undertaking to finance, design, construct and operate the approximately 90-kilometer stretch of road. The ownership consortium will be responsible for operation and maintenance during the concession period, which extends until 2039.

Payment from the Polish Road Authority will comprise a guaranteed basic payment for access to the road with supplements for traffic volumes through "shadow tolls."

The entire construction project is valued at approximately EUR 500 M (SEK 4.6 billion) and will be led by Skanska Poland (80 percent) and carried out in collaboration with the Polish company NDI (20 percent).

"The project is Skanska's largest project to date in Poland and it strengthens our position in the market even further. In Poland, this is a very important project and we now look forward to getting started", says Jan-Gunnar Glave, President of Skanska Poland.

"By choosing to carry out the project as a Private Public

Simon Hipperson, President of Skanska BOT.

The new stretch of motorway is approximately 90 kilometers long and runs from north to south between Gdansk and Nowe Marzy in northern Poland. A further 60 kilometers are planned for a second stage.

For Skanska, privately financed infrastructure is an important and expanding area within the core business. Skanska is the leading construction company in public-private partnership in the UK. Skanska is constructing roads in public-private partnership in Chile and has recently completed the first PPP road in Norway. Skanska also constructed the first PPP road in the Nordic region, the motorway between Helsinki and Lahti in Finland, between 1997 and 1999. Recently, Skanska was also selected for the next major PPP project in Finland, a slightly more than 50-kilometer stretch of the E18 between Turku and Helsinki.

For further information please contact:

Göran Carlberg, Project Developer, Skanska BOT,
tel. +46 70 215 30 40
Per Åkerman, Project Director Skanska-NDI JV,
tel. +48 502 746 007
Anna Wenner, Press Officer, Skanska AB,
tel. +46 8-753 88 99

SKANSKA

Press Release

August 9, 2005

Skanska secures new environmental project in New York -contract amounts to USD 60 M, SEK 433 M

Skanska has been contracted to perform upgrades at the 26th Ward Water Pollution Control Plant located in the borough of Brooklyn in New York City. The contract is worth USD 60 M (SEK 433 M) and will be included in order bookings for the third quarter of 2005. The client is the New York City Department of Environmental Protection.

The project is part of New York City's program to improve water quality. The purpose of this particular project is to update equipment and modernize the facility to increase its reliability and enable it to meet the requirements of the relevant authorities.

Work is scheduled to begin in September 2005, with an anticipated completion date in May 2008. Skanska USA Civil's Gottlieb Skanska operating unit will lead the project, which will be carried out jointly with Slattery Skanska.

The scope of work covers upgrading of all stages in the treatment process, including replacement of pumps, valves, fans and piping, as well as repairs to basins and tanks. Also included in the contract are control rooms, a power substation and a building for chemicals handling, as well as the installation of control and regulatory equipment.

This is Skanska's fourth major environmental project in New York during the past few years. Skanska was recently contracted to construct a water quality facility in Brooklyn (USD 136 M) and is currently carrying out major expansions of two wastewater treatment plants - the North River Water Pollution Control Plant (USD 46.6 M) and the wastewater plant at Newtown Creek, for which Skanska's share of the contract amounts to USD 222 M.

Skanska USA Civil specializes in such infrastructure projects as construction of bridges, highways, power generation and public transit systems as well as water treatment and water pollution control plants. With operations in the eastern US, Colorado and California, the company has some 4,400 employees. Skanska USA Civil posted sales in 2004 of about SEK 12 billion.

tel +46 8-753 88 99
Karen Diemer, Communications Manager,
Skanska USA Civil, tel +1 718 746 2785



Press Release

August 10, 2005

Skanska secures Czech railway contract valued at SEK 350 M

Skanska has been awarded a contract to rebuild a section of railway in the Czech Republic. The order is valued at SEK 640 M (CZK 2,089 million) and Skanska's 55-percent share corresponds to approximately SEK 350 M (CZK 1,148 million). The contract will be included in order bookings during the third quarter of 2005. The client is the Czech railway administration and the project will be financed through the state fund for transport infrastructure.

The project includes the rebuilding of a six-kilometer section of the main railway line between Decín in the northern part of the Czech Republic and Prague. The project entails both a total rebuild, including foundation and track work on certain sections of the current railway line, and a rerouting of parts of the line. The installation of new communication and signal systems as well as one kilometer of sound barriers is included. The intention is to raise safety levels and enable train speeds of up to 120 kph.

The project will commence immediately and is scheduled for completion in October 2008. Skanska Czech Republic is the lead company of the Czech consortium that will implement the project. Skanska has completed many previous stages of the same line.

Skanska Czech Republic, the largest construction company in the Czech Republic, had sales of approximately SEK 8 billion in 2004. The company has 7,000 employees. Skanska Czech Republic's major projects in progress include the expansion of the capital's metro system and the international airport in Prague, and construction of a new headquarter for CSOB, a leading Czech bank.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444

SKANSKA

Press Release

August 11, 2005

Skanska commences new office development project in Stockholm

For the first time since 2002, Skanska Real Estate Stockholm is commencing a new office development project in the Stockholm area. The new project involves the "Gångaren 16" property comprising a lettable area of approximately 11,000 square meters at Lindhagensterrassen in western Kungsholmen. Skanska is investing SEK 300 M in the project.

"We are now clearly seeing scope for new, modern and flexible premises, despite the fact that vacancy rates in older properties are still generally high. The supply of existing large modern office premises has started to decline, which is why we are commencing a new office development project in the rapidly growing Lindhagen district," says Håkan Danielsson, President of Skanska Real Estate Stockholm.

Plans for the office property were made as early as 2002. However, when the market became sluggish, Skanska chose to finish the parking levels and await resurgence in demand from the rental market before progressing any further. Since the foundation is already complete, the project can be finished considerably more quickly than normal. The property will be ready for tenants to move in by the start of next year.

"A very high level of interest is being shown in Lindhagensterrassen and the efficient and flexible premises that we can offer there. During the past six months, both SL (Stockholm Transport) and the telecom company "3" (Hi3G) have chosen to relocate their head offices here. Consequently, the timing feels precisely right to commence a new office property on speculation," says Håkan Danielsson.

Skanska is planning to build modern office premises at Lindhagensterrassen covering a total of approximately 80,000 square meters. The first two office buildings - each comprising 12,000 square meters - were built in 1999 and 2001. In addition to the newly started project, a further two new office buildings are planned, as well as conversion of two older office properties. Skanska has also commenced construction of approximately 170 tenant-owner

For further information please contact:

Håkan Danielsson, President of Skanska Real Estate
Stockholm, tel +46 70 553 80 70
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press Release

August 12, 2005

Skanska to build student housing for Svenska Bostäder in the "Skrapan" skyscraper in Stockholm for SEK 422 M

Skanska has been awarded the contract to build student housing and a shopping gallery in the former "Skatteskrapan" skyscraper in Stockholm. The project includes both rebuilding and new production. The contract is worth a total of SEK 422 M, which will be included in order bookings for the third quarter. The customer is the Swedish real estate company Svenska Bostäder.

The 81-meter tall, 25-storey building at Södermalm in Stockholm is to be converted from offices into student apartments, a shopping gallery, restaurants and - on the three uppermost levels - Stockholm's highest office premises. A new seven-storey building will also be constructed adjacent to the "Skrapan" building.

The project comprises a total of 59,000 square meters. Converted floor space accounts for 51,000 square meters and new production for 8,000 square meters. The major part of the project comprises 476 student apartments, providing accommodation for 600 students. A shopping gallery will also be built on the lower levels of the buildings. The commercial premises comprise 9,000 square meters of retail space and 7,000 square meters of office space. In addition to stores and student apartments, the new building will also house 19 regular rental apartments.

"It is positive that we have come so far in the process that we could conclude an agreement with a general contractor. We are convinced that Skanska can help us meet our objective of creating favorable housing for students while at the same time preserving this culturally listed building," says Christer Danielsson, Project Manager at Svenska Bostäder.

"We are grateful that Svenska Bostäder has placed their trust in us and we look forward to implementing the project together with the customer. One area in which we can pool our joint resources to achieve optimal results is the purchasing of materials and services," says Torbjörn Wållgren, Business Manager at Skanska Sweden.

On site preparations have been initiated and the project is

The high-rise, built in 1959, is a culturally listed building with a characteristic design. Special considerations for the current project include local residents, the busy "Götgatan" street that runs close by, and the subway and Söderleden tunnel link that both run directly under the construction site.

For further information please contact:

Torbjörn Wållgren, Business Manager, Skanska Sweden,
tel +46 8 504 355 51
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press Release

August 12, 2005

Skanska to build sunken tunnel in Oslo for SEK 660 M

Skanska has been awarded a contract to build a sunken tunnel under the Bjørvika cove in Oslo. The contract is valued at a total of NOK 970 M, approximately SEK 1,1 billion, of which Skanska has 60 percent, NOK 580 M corresponding to about SEK 660 M. The contract will be included in order bookings for the third quarter. The customer is the Norwegian highway administration, Statens Vegvesen Region Øst.

The 670-meter tunnel under Bjørvika in central Oslo will be a motor-vehicle tunnel forming part of the E18 highway and will reduce traffic congestion in the city's streets. The tunnel will be 35-40 meters wide with three lanes in each direction. This will be Norway's first sunken tunnel constructed for motor-vehicle traffic.

The tunnel will be built in six sections, each 112 meters in length that will be prefabricated in Bergen and towed to Oslo where they will be assembled during 2008. About 90,000 cubic meters of concrete will be used to construct the tunnel elements.

About 600,000 cubic meters of earth will be dredged in Bjørvika to provide a trench for the tunnel. Parts of the docks in Sørenga and Havnelagret must be demolished to facilitate the tunnel work. The docks will be replaced after the tunnel construction is completed. The tunnel, dredging and dock work is part of the work to be carried out by Skanska Norway, in a consortium with Bam Civiel/Volker Stevin of the Netherlands.

Construction begins at the end of August/early September and the project is scheduled to be completed in February 2010.

For further information please contact:

Pia Farstad, Senior Vice President Communications, Skanska Norway, tel +47 92 25 11 11
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

SKANSKA

Press Release

August 15, 2005

Skanska awarded contract worth USD 271 M, about SEK 2 billion, on Triborough Bridge

Skanska has been awarded a contract on the Triborough Bridge in New York City. The contract, amounting to USD 271 million, SEK 1,960 million, will be included in the order bookings for the third quarter. The customer is the Triborough Bridge and Tunnel Authority.

The assignment is primarily for the replacement of bridge deck on approximately 1,200 meters of the Randalls Island and Wards Island Approach Viaduct. Other parts of the contract include the construction of two new access ramps and a new pedestrian walkway as well as the widening of a ramp leading to Manhattan. The contract also includes replacement of bearings, painting of the viaduct structure and the underside of the suspended span, the rehabilitation of the roadway lighting and the construction of a surface road on Wards Island.

The project will be implemented by Skanska USA Civil's unit Koch Skanska. Work will commence in September 2005 and is scheduled for completion in 38 months.

The Triborough Bridge is actually three bridges, a viaduct, and 23 kilometers of approach roads connecting Manhattan, Queens, and the Bronx. The longest span of the Bridge is the East River suspension section to Queens, which connects with the Grand Central Parkway and the Brooklyn-Queens Expressway as well as the neighborhood of Astoria. Last year Koch Skanska completed a USD 144 M project to replace the decks of the suspension span of the bridge, and the Queens approaches.

Koch Skanska is a business unit of Skanska USA Civil. Skanska USA Civil specializes in such infrastructure projects as construction of bridges, highways, power generation and public transit systems as well as water treatment and water pollution control plants. With operations in the eastern US, Colorado and California, the company has some 4,400 employees. Skanska USA Civil posted sales in 2004 of about SEK 12 billion.

tel +46 8 753 88 99
Karen Diemer, Communications Manager,
Skanska USA Civil, tel +1 718 746 2785

SKANSKA

Press Release

August 16, 2005

Skanska to construct a combined sewer overflow treatment facility in Atlanta in project valued at USD 47 M (SEK 340 M)

Skanska has been awarded the contract for construction of a new combined sewer overflow plant in Atlanta, Georgia. The contract amount of USD 47 M (SEK 340 M) is included in order bookings for the third quarter. The customer is the City of Atlanta.

The assignment relates to the West Area Combined Sewer Overflow Treatment Plant, which is being constructed to improve treatment of sewage and storm water in west Atlanta.

Skanska will be carrying out large-scale civil engineering work, including basins and landscaping work, as well as constructing the buildings to house the facility's control and operations centers. The project also includes extensive installations of process equipment, piping and electrical and regulatory systems.

Work will begin in September and is scheduled to be completed in the end of 2007.

The facility will have a capacity of 322,000 cubic meters per day (85 million gallons per day) and will be linked to the West Area Tunnel, a planned reservoir designed to handle high flows of storm water.

The treatment plant will be constructed by Skanska USA Civil's unit Atlantic Skanska, which within the last year has secured three water treatment plant projects in the Greater Atlanta area, with a combined value of USD 103 M.

Atlantic Skanska is based in Atlanta, Georgia, and is engaged in civil engineering construction projects in the southeastern US.

Skanska USA Civil specializes in such infrastructure projects as construction of bridges, highways, power generation and public transit systems as well as water treatment and water pollution control plants. With operations in the eastern US, Colorado and California, the company has some 4,400 employees. Skanska USA Civil posted sales in 2004 of about SEK 12 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99
Karen Diemer, Communications Manager,
Skanska USA Civil, tel +1 718 746 2785



Press Release

January 11, 2005

Skanska builds university library at Princeton for SEK 345 M

Skanska has been awarded the construction management services assignment to build the new science library at Princeton University in New Jersey. The contract is valued at more than USD 50 M (approximately SEK 345 M) and is included in order bookings for the fourth quarter of 2004.

The science library is the tenth project that Skanska USA Building has worked on for Princeton University. Work is starting immediately and is scheduled for completion in September 2006.

Designed by world-renowned architects, Gehry Partners, the 8,000-square-meter (88,000-square-foot) Peter B. Lewis Science Library will consolidate the Geosciences, Chemistry, Ecology, Evolutionary Biology and Molecular Biology book collections. The building contains conference rooms, classrooms and seminar rooms, as well as a video studio and café. The library will serve Princeton's faculty members and approximately 6,600 students.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design build services to a broad range of US industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 4,100 employees.

For further information please contact:

Tom Crane, Senior Vice President,
Corporate Communications, Skanska USA Building,
tel +1 973 285 8004
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press Release

January 12, 2005

Skanska sells three properties in Copenhagen region for DKK 717 M, SEK 870 M

Skanska Project Development Sweden is selling the Kalvebod Brygge 43-45 and Nansensgade 19 properties in Copenhagen and the Baltorpvej 154-158 property in Ballerup to the Norrporten real estate company for a total of DKK 717 million, approximately SEK 870 million. The capital gain amounts to DKK 185 million, SEK 225 million, and will be reported in the first quarter of 2005. The transfer will be on February 1, 2005, at which time payment will also be made.

Kalvebod Brygge 43-45 comprises two office buildings with total floor space of 16 000 square meters in the Sydhamn district of central Copenhagen. The buildings were completed in 2001-2002.

Peblingehus, at Nansensgade 19, is an office property with about 12 000 square meters of floor space that was renovated in 2001.

The Baltorpvej 154-158 property is an office property with about 14,000 square meters of floor space.

"From a Skanska perspective the sold portfolio is now fully developed. The results demonstrate the value creation of our development process," says Claes Larsson, President of Skanska Project Development Sweden. "It is also pleasant to be able to present Norrporten as a new player in the Danish market."

"This investment is a good start in our ambition of building an attractive property portfolio in Copenhagen," says Anders Wiklander, President of Norrporten. "We are also pleased to be able to carry out this transaction with Skanska, which has newly produced or developed the actual properties."

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm,

Gothenburg and the Öresund region.

For further information please contact:

Claes Larsson, President, Skanska Projektutveckling
Sverige, tel +46 8 504 350 18
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99
Anders Wiklander, President, Norrporten
tel +46 70 554 70 40

SKANSKA

Press Release

January 24, 2005

Skanska will take a SEK 685 M (GBP 51 M) charge in the fourth quarter 2004 on LNG contract in the UK. Preliminary consolidated operating income for 2004 approximately SEK 3.8 bn

Skanska will take a SEK 685 M (GBP 51 M) charge in the fourth quarter 2004 on an LNG (Liquid Natural Gas) engineering and construction contract in the UK. This contract was not included in the sale of the LNG specialist group Whessoe (an engineering and construction subsidiary of Skanska UK) in mid 2004 because the project was already in construction. Whessoe continued to provide engineering and technical procurement services to Skanska UK to finish the project.

During the process numerous engineering related changes and delays have contributed to the loss. The work necessary to overcome these problems and the excessive cost to expedite completion only became evident at an advanced stage of construction at year-end. A significant part of the cost overrun is due to the very high cost of working two shifts and overtime in adverse weather conditions. Recovery of the cost overruns will be pursued where possible.

Whessoe was identified for divestment in late 2003 as a non-core business and one in which the management of Skanska had limited knowledge or experience.

"This situation further strengthens our belief in the focus on core operations", says Skanska's President and CEO, Stuart Graham.

During the fourth quarter, Skanska's construction operations in Europe and Latin America, as well as the residential and commercial development business streams, have continued to perform well. Preliminary unaudited figures for the full year 2004 provide for a consolidated operating income of approximately SEK 3.8 bn and income after financial items of approximately the same amount. Order bookings showed a positive trend in the fourth quarter, reaching SEK 29 bn.

The complete year-end results will be presented on February 16.

For further information please contact:

Anders Lilja, SVP, Investor Relations, Skanska AB,
tel +46 8 753 88 01
Peter Gimbe, SVP, Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

February 1, 2005

President of Skanska USA Building to leave the company

Mike Healy, President of the Skanska USA Building unit will leave the company immediately. Until a permanent replacement is named, Johan Karlström, Executive Vice President Skanska AB, will head the business unit as acting president.

The restructuring of Skanska USA Building announced in mid 2004 is unaffected by the change in leadership. These changes will not affect the business unit Skanska USA Civil.

"The results in Skanska USA Building for 2004 are unacceptable and a change is necessary. However, this in no way diminishes our commitment to the important US market or to this business unit. Skanska USA Building has delivered outstanding growth and profitability over the years and we expect the same in the future," says Stuart Graham, President and CEO of Skanska AB.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design build services to a broad range of US industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 4,100 employees.

For further information please contact:

Peter Gimbe, SVP, Communications, Skanska AB,
tel +46 8 753 88 38
Anders Lilja, SVP, Investor Relations, Skanska AB,
tel +46 8 753 88 01
Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building,

tel +1 973 285 8004

SKANSKA

Press Release

February 11, 2005

Skanska to replace utilities in London for about SEK 2.6 billion

Skanska has secured an alliance contract to replace some 3,200 kilometers of gas distribution mains in the North London area. The Skanska joint venture's share of the contract is valued at GBP 400 million, approximately SEK 5.2 billion, of which Skanska's share is SEK 2.6 billion. The customer is Transco Plc, a subsidiary of National Grid Transco (NGT).

The assignment is to undertake management, planning, design, construction and replacement of around 400 kilometers of gas-distribution mains per annum in and around the North London area.

Under the alliance with NGT, Skanska will carry out the works in a 50/50 joint venture with McNicholas Plc for a period of eight years. The alliance is estimated to provide Skanska contracts totaling approximately GBP 25 million, SEK 330 million, per year during the contract period through 2013, totaling around GBP 200 million, SEK 2.6 billion. Around GBP 160 million, SEK 2.1 billion, is included in the order bookings for the first quarter of 2005. There will subsequently be the possibility of an extension of a further five years.

National Grid Transco Plc (NGT) is a leading international energy infrastructure business. It is the largest utility in the UK. Through National Grid, the group owns and operates the electricity transmission network in England and Wales, and through Transco, it owns and operates Britain's gas transportation network, where gas is delivered to some 21 million homes, offices and factories in Britain.

Skanska is one of the UK's leading construction companies. The company reported annual sales totaling slightly more than SEK 11 billion in 2004, with about 3,400 employees. The company is active in building construction and infrastructure projects, including utilities for water, energy and telecom. Skanska is the largest construction company in the British program for Public Private Partnerships, PPP/PFI (Private Finance Initiative), having

projects, completed or underway, totaling GBP 2 billion.

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Anna Werner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Malmö, Sweden
Corp. ID 556000-4615

Public Company (publ)

PRESS RELEASE



YEAR-END REPORT, JANUARY–DECEMBER 2004

Group highlights

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	30,616	35,605	121,263	132,879
of which net sales from divestments of properties in Commercial Project Development	*547*	*2,498*	*4,645*	*7,572*
Operating income	101	1,278	3,853	4,532
of which gain on divestments of properties in Commercial Project Development	*185*	*642*	*1,515*	*2,399*
of which income from discontinued operations	*-179*	*-60*	*768*	*169*
Income after financial items	144	1,189	3,819	4,072
Net income	87	760	2,648	2,761
Net profit per share for the period	0.21	1.82	6.33	6.60
Capital employed	21,105	24,460	21,105	24,460
Net cash (+)/Net debt (-)	7,499	150	7,499	150
Shareholders' equity	16,066	14,169	16,066	14,169
Return on capital employed, %			17.9	17.1
Return on shareholders' equity, %			17.5	19.5
Operating cash flow before change in interest-bearing receivables and liabilities	2,758	4,679	6,866	9,955
Change in interest-bearing net cash (+)/net debt (-)	3,362	4,262	7,349	9,526
Order bookings, SEK bn [1]	29.2	19.9	116.0	113.8
Order backlog, SEK bn [1]	113.5	109.3	113.5	109.3

1 Refers to Construction

Fourth quarter of 2004 compared to fourth quarter of 2003

- Net sales of the Skanska Group amounted to SEK 30,616 M (35,605), a decline of 14 percent. Adjusted for currency rate effects, net sales declined by 3 percent.
- Operating income amounted to SEK 101 M (1,278). The European operations showed good results. These are however overshadowed by project writedowns in the United States and the United Kingdom totaling SEK 1,095 M.
- Income after financial items amounted to SEK 144 M (1,189).
- Net profit amounted to SEK 87 M (760) and net profit per share in the fourth quarter amounted to SEK 0.21 (1.82).

January-December 2004 compared to January-December 2003

- Net sales of the Skanska Group amounted to SEK 121,263 M (132,879), a decline of 9 percent. Adjusted for currency rate effects, net sales declined by 4 percent.
- Operating income amounted to SEK 3,853 M (4,532).
- Gain from divestments of properties in Commercial Project Development amounted to SEK 1,515 M (2,399).
- Operating income from discontinuing operations amounted to SEK 768 M (169).
- Income after financial items amounted to SEK 3,819 M (4,072).
- Net profit amounted to SEK 2,648 M (2,761) and net profit per share for the full year 2004 amounted to SEK 6.33 (6.60).
- Order bookings exceeded net sales in Construction by SEK 8 bn.
- Capital employed shrank to SEK 21.1 billion (24.5).
- Construction investments in several of Skanska's markets are continuing to show signs of recovery.
- The Board of Directors proposes a dividend of SEK 4.00 (3.00) per share for the 2004 financial year.

For further information, please contact:
Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 38 or cell phone +46 70 543 88 38
This and previous press releases can also be found at www.skanska.com

Comments from Skanska's President and CEO Stuart Graham:

- Skanska's core business performed favorably during the fourth quarter of 2004, with improved earnings and higher margins in a number of our construction markets. The exceptions are in Skanska USA Building and in the United Kingdom where large project writedowns unfortunately overshadow the progress achieved elsewhere in the Group.
- Full-year order bookings in the Group's Construction operations exceeded net sales in Construction by SEK 8 billion. Both Residential and Commercial Project Development continue to report good earnings.
- Our market outlook is somewhat more favorable in Skanska's main markets in the current year with continuing signs of recovery. U.S. civil construction is however expected to remain at a low level because of the lack of a new federal funding program for infrastructure. The residential market is strong and the number of planned housing starts is rising in many markets.

Press- and telephone conference regarding Skanska's Year-end Report

In conjunction with the release of Skanska's Year-end Report, there will be a press- and telephone conference February 16, at 11.00 am (UK 10.00 am, US Eastern 5.00 am). The combined press- and telephone conference will be held at Skanska's head office, Råsundavägen 2, Solna. Stuart Graham, Skanska's President and CEO and Hans Biörck, CFO, will present the report and answer questions.

To participate in the telephone conference, please dial +44 207 162 01 80 no later than five minutes prior to the start of the conference. If you are unable to participate, there will be a replay facility available for five days immediately following the conference. The number to dial is +44 207 031 40 64, access code 643963. Presskonferensen kan även följas per telefon med möjlighet att ställa frågor. För att deltaga i telefonkonferensen vänligen ring +44 207 162 01 80 senast 5 minuter innan konferensen börjar. Under fem arbetsdagar efter konferensen går det bra att lyssna till en inspelning på telefonnummer +44 207 031 40 64, kod 643963.

If you have practical questions regarding the telephone conference, please contact Marianne Bergström, tel +46 8 753 88 75.

Order bookings and backlog in Construction, SEK bn


150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Net sales, rolling 12 month basis

Order bookings

October–December

Order bookings rose by 47 percent and amounted to SEK 29,238 M (19,878). Adjusted for currency rate effects, order bookings rose by 51 percent. The largest increases in order bookings came from the United Kingdom and the American construction units Skanska USA Building and Skanska USA Civil. The Latin American business unit and Skanska's operations in the Nordic countries, except for Finland, also showed large increases in order bookings. During the fourth quarter, among other things Skanska USA Building received a hospital renovation order in Michigan worth SEK 460 M, as well as a construction management assignment for the new science library at Princeton University in New Jersey with a contract value of SEK 345 M. During the same period, Skanska Civil USA was awarded two major civil construction assignments in New York City. One, a renovation of the Manhattan Bridge, had an order value of SEK 1 billion and the second, an assignment for the Amtrak passenger rail company, is worth SEK 850 M. The same business unit also received an assignment from the Virginia Department of Transportation to build a bridge in West Point, VA, with a contract value of SEK 600 M. In the Czech Republic, Skanska landed an assignment to build a 16-kilometer (10 mi.) long section of a highway between Lipnik and Belotin. Skanska's share of the project totals SEK 845 M. In Norway, Skanska received a construction contract for a production facility serving the Ormen Lange offshore gas field. The contract, worth SEK 940 M, is Skanska's second Ormen Lange assignment.

January–December

Order bookings rose by 2 percent and amounted to SEK 116,008 M (113,794). Currency rate effects lowered order bookings by 4 percent. Most business units increased their order bookings. The exceptions were the American units Skanska USA Building and Skanska USA Civil as well as the business units in Denmark and Finland. In Skanska's Construction operations as a whole, order bookings exceeded net sales by SEK 8.0 billion.

Order backlog

At the end of the report period, order backlog amounted to SEK 113,498 M (109,316), which represented an increase of 4 percent compared to year-end 2004. The currency rate effect was negative and amounted to 3 percent. In local currencies, the increase was 7 percent. Order backlog was equivalent to about 13 (12) months of construction.

Net sales and income

Performance analysis

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales				
Construction	29,082	30,142	107,977	114,417
Residential Project Development	1,721	1,764	5,814	5,839
Commercial Project Development	800	2,758	5,584	8,861
BOT	10	15	33	87
Central and eliminations	-1,336	-1,066	-3,151	-3,354
Discontinuing operations	339	1,992	5,006	7,029
Skanska Group	**30,616**	**35,605**	**121,263**	**132,879**
Earnings before interest, taxes and amortization (EBITA)				
Construction	94	682	1,574	1,965
Residential Project Development	171	125	529	265
Commercial Project Development[1]	123	750	1,637	3,061
BOT	36	2	31	27
Central	-87	-92	-352	-470
Eliminations[1]	25	0	46	-65
Discontinuing operations				
-earnings before interest, taxes and amortization	-496	65	-496	320
-gain from divestment	325	0	1,413	14
Skanska Group	**191**	**1,532**	**4,382**	**5,117**
Goodwill amortization and writedowns	-90	-254	-529	-585
Operating income	**101**	**1,278**	**3,853**	**4,532**
Net interest items	-4	-50	-48	-393
Other financial items	47	-39	14	-67
Net financial items	**43**	**-89**	**-34**	**-460**
Income after financial items	**144**	**1,189**	**3,819**	**4,072**
Taxes	-55	-435	-1,158	-1,303
Minority interests	-2	6	-13	-8
Net income for the period	**87**	**760**	**2,648**	**2,761**
Earnings per share for the period	0.21	1.82	6.33	6.60
1 Of which gain from divestments of commercial properties reported in				
Commercial Project Development	185	642	1,443	2,396
Eliminations	0	0	72	3

October–December

Net sales totaled SEK 30,616 M (35,605), a decline of 14 percent. Adjusted for currency rate effects, net sales fell by 11 percent. Net sales of the Construction business stream decreased by 1 percent, in terms of local currencies.

Operating income amounted to SEK 101 M (1,278). During the quarter, Skanska carried out project writedowns of SEK 410 M in the United States and SEK 685 M in the United Kingdom. Of the British writedown, 35 percent was reported in Skanska UK and 65 percent under "Discontinuing operations." This corresponds to the original allocation of the contract between Skanska UK and the divested subsidiary Whessoe. Gain from divestments of properties was lower than in the comparative period of 2003, which further explains the decline in operating income during the period. Currency rate effects had a positive impact of SEK 22 M on operating income. In the Construction business stream, operating income before goodwill amortization decreased by SEK 588 M and amounted to SEK 94 M (682). In Residential Project Development, operating income before goodwill rose by 37 percent and amounted to SEK 171 M (125). Commercial Project Development reported an operating income of SEK 123 M (750) as a consequence of lower divestments of completed commercial projects than in the comparative period. Rental revenues meanwhile diminished as the property portfolio was reduced. Operating income also included a writedown of, net, SEK 98 M related to undeveloped land in Denmark. Gain from divestments of properties amounted to SEK 185 M (642). The operating income of Skanska BOT totaled SEK 36 M (2) before goodwill.

Corporate overhead totaled SEK -87 M (-92). The item "Discontinuing operations" included operating income before goodwill as well as capital gain effects related to the divestments of Skanska Services, Whessoe, Skanska Cementation Mining, Skanska Cementation India, Skanska's 50 percent holding in Gammon Skanska and Myresjöhus. Whessoe's earnings included 65 percent of the project writedown carried out in the United Kingdom. The item "Discontinuing operations" also included those operations at Skanska Sweden that have been identified for divestment. This applies to Flexator, Temporent, Skanska Prefab Mark and Skanska Glasbyggarna as well as IV Produkt.

Goodwill amortization and writedowns during the period totaled SEK 90 M (254). During the comparative period, Skanska carried out a writedown of SEK 85 M related to Skanska Cementation Mining, which was divested during 2004.

As a consequence of Skanska's stronger financial position, net interest items improved and totaled SEK -4 M (-50). Capitalization of interest expenses in ongoing projects totaled to SEK 39 M (84). Other financial items totaled 47 (-39) and included SEK 57 M from the liquidation of the aircraft leasing company Mega-Carrier KB.

Income after financial items amounted to SEK 144 M (1,189). Taxes for the period amounted to SEK -55 (-435), equivalent on an annualized basis to a tax expense of about 30 (32) percent. Net profit for the period amounted to SEK 87 M (760). Net profit per share during the period amounted to SEK 0.21 (1.82).

January–December

Net sales declined by 9 percent to SEK 121,263 M (132,879). Adjusted for currency rate effects, net sales fell by 5 percent. Net sales of the Construction business stream declined by 2 percent in terms of local currencies.

Operating income before goodwill amortization and writedowns amounted to SEK 4,382 M (5,117). During the fourth quarter, Skanska carried out project writedowns of SEK 410 M in the United States and SEK 685 M in the United Kingdom. Residential Project Development showed an operating income before goodwill of SEK 529 M (265). Practically all markets reported better earnings than in the comparative period. In Commercial Project Development, operating income amounted to SEK 1,637 M (3,061) and gain from divestments of properties totaled SEK 1,443 M (2,396). In addition, SEK 72 M (3) was reported under the item "Eliminations" as a reversal of eliminations carried out earlier. The operating income of the business stream included a writedown of, net, SEK 98 M on undeveloped land in Denmark and in the third quarter a writedown of SEK 61 M related to Skanska's 30 percent holding in the Westin Hotel in Warsaw, Poland. Corporate overhead totaled SEK -352 M (-470). Operating income in "Discontinuing operations" amounted to SEK 917 M (334), including 65 percent of the SEK 685 M writedown carried out in the United Kingdom during the fourth quarter. This writedown was attributable to the engineering consultancy Whessoe, which was divested during the second quarter of 2004. Operating income in "Discontinuing operations" also included a writedown of SEK 55 M for fixed assets of discontinuing businesses. During the comparative period, the item "Discontinuing operations" included Spectrum Skanska, which was divested during the first quarter of 2003.

Operating income amounted to SEK 3,853 M (4,532). Operating income remained unaffected by currency rate effects. Operating margin including gain from divestments of property amounted to 3.2 (3.4) percent. In Construction, operating margin before goodwill amounted to 1.5 (1.7) percent.

Net interest items totaled SEK -48 M (-393) as a consequence of lower indebtedness. Taxes for the period amounted to SEK -1,158 M (-1 303), equivalent to a tax expense of about 30 (32) percent. The lower tax rate is a consequence of the fact that the capital gains on the divestments of Skanska Services and Myresjöhus are tax-exempt.

Income after net financial items amounted to SEK 3,819 M (4,072) and net profit for the period rose to SEK 2,648 M (2,761). Net profit per share for the year amounted to SEK 6.33 (6.60).

Return on capital employed on a rolling 12 month basis was 17.9 (17.1) percent. Return on shareholders' equity was 17.5 (19.5) percent.

Investments and divestments

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
INVESTMENTS				
Construction	-483	-592	-1,330	-1,587
Residential Project Development	-1,254	-1,073	-3,676	-3,608
Commercial Project Development	-276	-355	-1,336	-1,399
BOT	-135	-96	-188	-115
Central and eliminations	56	51	42	206
Discontinuing operations	-15	-40	-277	-424
Investments total	**-2,107**	**-2,105**	**-6,765**	**-6,927**
DIVESTMENTS				
Construction	533	765	1,078	1,510
Residential Project Development	1,189	1,432	4,084	4,286
Commercial Project Development	613	2,497	4,715	7,572
BOT	0	0	7	1
Central and eliminations	-1,249	-79	-62	148
Discontinuing operations	1,874	59	2,712	324
Divestments total	**2,960**	**4,674**	**12,534**	**13,841**
NET INVESTMENTS				
Construction	50	173	-252	-77
Residential Project Development	-65	359	408	678
Commercial Project Development	337	2,142	3,379	6,173
BOT	-135	-96	-181	-114
Central and eliminations	-1,193	-28	-20	354
Discontinuing operations	1,859	19	2,435	-100
Net investments total [1]	**853**	**2,569**	**5,769**	**6,914**
1 Of which strategic investments/divestments	**684**	**-86**	**2,421**	**404**

October–December

Investments amounted to SEK-2,107 M (-2,105). Investments in the Construction business stream decreased to SEK -483 M (-592). This item was mainly related to investments in fixed assets for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK 50 M (173). Net investments in Residential Project Development amounted to SEK -65 M (359). In Commercial Project Development, investments fell to SEK -276 M (-355). Divestments, which were also lower than during the same period of last year, amounted to SEK 613 M (2,497). Net divestments in Commercial Project Development totaled SEK 337 M (2,142).

The net amount of the Group's investments (-) and divestments (+) was SEK +853 M (+2,569). During the comparative period of 2003, Skanska divested numerous properties, among them an office block in Solna, which was sold for SEK 1,260 M.

January–December

Investments totaled SEK -6,765 M (-6,927). Divestments amounted to SEK 12,534 M (13,841). In Residential Project Development, divestments were stable and amounted to SEK 4,084 M (4,286). In Commercial Project Development, the volume of property divestments was lower than during 2003 and divestments totaled SEK 4,715 M (7,572).

The Skanska Group's net amount of investments (-) and divestments (+) amounted to SEK +5,769 M (+6,914).

Operating cash flow and change in interest-bearing net debt/net cash

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Cash flow from business operations and net strategic investments by business stream				
Construction	2,806	2,948	3,966	3,236
Residential Project Development	102	448	304	914
Commercial Project Development	144	2,188	3,346	7,110
BOT	-99	-112	-215	-172
Central och eliminations	-292	-388	-682	153
Discontinuing operations	368	-151	2,499	76
Cash flow before taxes, financial operations and dividends	**3,029**	**4,933**	**9,218**	**11,317**
Taxes paid	-313	-138	-1,030	-68
Net interest items and other financial items	43	-59	-34	-430
Dividend etc.	-1	-57	-1,288	-864
Cash flow before changes in interest-bearing receivables and liabilities	**2,758**	**4,679**	**6,866**	**9,955**
Translation differences, net debt	354	70	304	427
Reclassification and change in accounting principle, interest-bearing net debt	96	-504	131	-1,821
Interest-bearing liabilities acquired/divested	131	-23	123	846
Other changes, interest-bearing net debt	23	40	-75	119
Changes in interest-bearing net debt/net cash	**3,362**	**4,262**	**7,349**	**9,526**

October–December

Cash flow before taxes, financing operations and dividends totaled SEK 3,029 M (4,933). In Construction, cash flow amounted to SEK 2,806 M (2,948). In the UK, Skanska made a one-time contribution of about SEK 600 M to its British pension plan, which had a negative effect on cash flow. In Residential Project Development, cash flow decreased to SEK 102 M (448). Commercial Project Development reported a cash flow amounting to SEK 144 M (2,188), due to a lower volume of property divestments than in the comparative period. In the Skanska BOT business stream, cash flow from business operations amounted to SEK -99 M (-112). Cash flow from "Central and eliminations" totaled SEK -1,562 M (-388), where the decrease is explained by the fact that liquid assets were used to pay off about SEK 1.9 billion worth of outstanding Medium Term Notes.

Taxes paid for the period amounted to SEK -313 M (-138). Dividends plus adjustments of minority interests amounted to SEK -1 M (-57). Cash flow before change in interest-bearing receivables and liabilities totaled SEK 2,758 M (4,679).

The change in interest-bearing net debt/net cash amounted to SEK 3,362 M (4,262).

January–December

Cash flow before taxes, financing operation and dividends totaled SEK 9,218 M (11,317). The decline was mainly attributable to lower volume of commercial property divestments. Cash flow before changes in interest-bearing receivables and liabilities totaled SEK 6,866 M (9,955).

The change in interest-bearing net debt/net cash amounted to SEK 7,349 M (9,526).

Financial position

Capital employed by business stream on December 31, 2004

SEK bn	Construction	Resid. PD	Comm. PD	BOT	Central, eliminations & discontinued operations	Total Skanska Group
Intangible fixed assets	3.6	0.0	0.0	0.4	0.0	4.0
Tangible fixed assets	5.0	0.0	0.0	0.0	0.5	5.5
Shares and participations	0.2	0.1	0.0	0.7	-0.1	0.9
Commercial properties	1.3	0.0	7.4	0.0	-0.2	8.5
Residential properties	0.0	3.3	0.0	0.0	0.0	3.3
Interest-bearing receivables	1.9	0.0	0.1	0.2	1.4	3.6
Net working capital	-10.0	-1.0	0.1	0.1	-2.7	-13.5
Cash, bank & s.-t. investments	1.8	0.0	0.0	0.0	7.0	8.8
Capital employed on Dec 31, 2004	**3.8**	**2.4**	**7.6**	**1.4**	**5.9**	**21.1**
Capital employed on Dec 31, 2003	7.8	2.8	9.5	1.2	3.2	24.5

During the fourth quarter, capital employed shrank by SEK 2.4 billion. The decline is explained primarily by the fact that liquid assets were used to pay off outstanding debt in the form of Medium Term Notes.

Compared to year-end 2003, the Group reduced its capital employed by SEK 3.4 billion. At the close of 2004, capital employed amounted to SEK 21.1 billion (24.5).

In the Construction business stream, capital employed declined by 51 percent compared to year-end 2003 and amounted to SEK 3.8 billion (7.8). The reclassification of certain businesses to "Discontinuing operations" explain SEK 2.2 billion of the reduction.

Change in interest-bearing assets and liabilities

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net debt (-) / Net cash surplus (+), opening balance	**4137**	**-4,112**	**150**	**-9,376**
Change in interest-bearing receivables and liquid assets	865	3,196	2,374	3,147
Translation differences in interest-bearing receivables and liquid assets	-192	-131	-113	-729
Change in interest-bearing liabilities	1,893	1,483	4,492	6,808
Translation differences in interest-bearing liabilities	546	201	417	1,156
Reclassification and change in accounting principle	96	-504	131	-1,821
Interest-bearing debts acquired/divested	131	-23	123	846
Other changes	23	40	-75	119
Net debt (-) / Net cash surplus (+), closing balance	**7,499**	**150**	**7,499**	**150**

The Group's net cash position rose by SEK 3,362 M during the fourth quarter and amounted to SEK 7,499 M (150) at year-end. At the close of 2004, interest-bearing liabilities and provisions amounted to SEK 4,922 M (10,091).

The shareholders' equity of the Group rose to SEK 16,066 M (14,169) during the year. The net debt/equity ratio amounted to -0.5 (0.0) and the equity/assets ratio was 25.9 (21.5) billion.

Total assets in the consolidated balance sheet fell to SEK 62.5 billion (66.7). Currency rate effects decreased total assets by SEK 0.8 billion.

The book value of current-asset properties amounted to SEK 11.8 billion (13.7), of which commercial properties in project development operations accounted for SEK 7.3 billion (9.2). See the table on page 24.

Exchange rates for the most important currencies

	Average exchange		Exchange rates on the balance sheet date	
	Jan-Dec 2004	Jan-Dec 2003	Dec 31 2004	Dec 31 2003
U.S. dollar	7.35	8.08	6.62	7.26
British pound	13.45	13.19	12.70	12.89
Norwegian crown	1.09	1.14	1.09	1.08
Euro	9.13	9.12	9.00	9.07

Personnel

The number of employees in the Group was 53,803 (69,669), measured as the average number of employees. Of this number, 729 (13,204) were employed in "Discontinuing operations," that is, operations that have been divested or that have been identified for divestment. The number of employees in the remaining operations totaled 53,074 (56,465).

Parent Company

Net sales of the Parent Company during the year amounted to SEK 55 M (127). Operating income was SEK -88 M (-185). Income after financial items totaled SEK 1,098 M (1,618). The number of employees in the Parent Company was 59 (56), measured as the average number of employees.

Market outlook

Construction investments in several of Skanska's markets are continuing to show signs of recovery. In the Nordic countries, the situation is cautiously positive. Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing growth. Competition in Poland remains intensive. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing. In other segments of importance to Skanska, U.K. investment volume is low. In the United States, investment activity in industrial and commercial construction remains at a low level. Vacancy rates are still high, resulting in low demand for new office space. The outlook for industrial construction in the U.S. has still not improved.

Civil construction in most Skanska markets is showing continued signs of recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. The volume of projects out for tender is low, and there is keen competition for the projects that are initiated. The trend of the Norwegian civil construction market is positive, driven by projects for the oil industry and by BOT investments in highways. In Finland, civil construction is growing. The Czech Republic and Poland are showing continued growth, among other things due to EU membership. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic and Finland. In Sweden and Norway, the number of projects being started is increasing. In many markets, the volume of planned housing starts is also rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and Central European office markets are expected to decline somewhat during 2005. Rent levels are expected to remain squeezed until vacancy rates have stabilized at an even lower level. A cautious approach to investments in new projects remains. In Scandinavia there is good demand, both from local and international buyers, for properties with efficient space in the right locations.

Accounting principles and changes in accounting practices

This Year-end Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR20, "Interim Financial Accounting." The same accounting principles and calculation methods have been applied as in the latest Annual Report. Beginning with 2005 the Group will apply the International Financial Reporting Standards, IFRS, which have been adopted by the European Commission. An overview of the effects from the transition to IFRS is given in an appendix to this Year-end Report.

Nomination Committee and proposal for Board of Directors

On March 30, 2004, the Annual Shareholders' Meeting of Skanska AB approved a resolution giving a mandate to the Chairman of the Board to assemble a Nomination Committee. The Chairman of the Board has announced that the Nomination Committee in preparation for the 2005 Annual Meeting consists of Sverker Martin-Löf, Chairman of Skanska AB; Carl-Olof By, Chairman of the Nomination Committee and representing Industrivärden AB; Jan-Erik Erenius representing AMF Pension; Curt Källströmer representing Handelsbankens Pensionsstiftelser and Svenska Handelsbanken AB; KG Lindvall representing Robur Fonder; and Per Ludvigsson representing Inter IKEA Investments AB.

The Annual Shareholders' Meeting will be held at 5 p.m. on April 7, 2005 at the Rival Hotel on Mariatorget in Stockholm, Sweden. The Nomination Committee will, to the Annual Shareholders' Meeting, propose re-election of all members of the Board of Directors; Sverker Martin-Löf, Roger Flanagan, Ulrika Francke, Jane F. Garvey, Stuart E. Graham, Sören Gyll, Finn Johnsson, Arne Mårtensson and Anders Nyrén.

Divested operations

During the third quarter, Skanska sold its majority holding in its mining contracting business in South Africa and Canada to South African construction company Murray & Roberts at a capital loss of SEK 111 M, of which SEK 100 M was already charged to consolidated earnings for the fourth quarter of 2003. Skanska's 50 percent holding in the Hong Kong-based Gammon Skanska was sold to the British construction company Balfour Beatty at a loss of about SEK 30 M, which was charged to earnings for the third quarter of 2004. On September 30, a binding contract was signed covering the sale of Skanska Services to the private equity company 3i. The purchase price was more than SEK 1.2 billion and the capital gain before and after taxes was SEK 1,165 billion. Of this, SEK 1,095 M was included in earnings for the third quarter. During the fourth quarter, an agreement was signed on the sale of Skanska's majority holding (80.4 percent) in Skanska Cementation India. The buyer was the Thailand-based Italian-Thai Development Plc. The purchase price of about SEK 100 M represented a capital loss of about SEK 146 M, including about SEK 101 M in the form of a goodwill writedown, which was charged to earnings for the third quarter. In December, Skanska signed a binding agreement with the private equity firm Industri Kapital covering the sale of Myresjöhus, a Swedish-based manufacturer of prefabricated buildings. The sale is conditional upon the approval of the Swedish Competition Authority. The transaction generated a capital gain of SEK 298 M, which is included in earnings for the fourth quarter.

Market appraisal of properties

The yearly market appraisal of properties in Commercial project development indicates that the market value of an identical property portfolio was reduced by 2 percent compared to the end of 2003. If properties divested during the year are included, the market value of the portfolio was unchanged.

As of today (February 16), during the first quarter Skanska has carried out property divestments valued at SEK 947 M, with capital gains amounting to SEK 291 M.

Other matters

After an "intermediate judgment" in Sweden's Market Court in September 2004, it was clarified that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e. also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than January 2006. No new information has emerged either in the corresponding Finnish legal action or in cases where individual Swedish municipalities have sued construction companies, among them Skanska, maintaining that they had suffered damage from alleged cartels. The amounts of infringement fines proposed by the competition authorities in Sweden and Finland have been reported as contingent liabilities.

Financial targets for 2007

The Board of Directors has decided on new financial targets for the period up to the end of 2007. The new "Outperform" targets are stretch targets that represent an ambition in excess of what would be deemed as good market performance in Skanska's respective markets.

For business stream Construction the target is to reach a combined operating margin of 3.3 percent, given the mix of businesses that Skanska had in 2004. The target is based on a 4.0 percent operating margin in construction excluding construction management operations, and an operating margin of 1.2 percent in construction management.

For Residential project development the target is to reach an operating margin of 10 percent and a return on capital employed of 18 percent.

In Commercial project development the target is to yield a return on capital employed of 15 percent, including unrealized development profits as well as changes in market value.

For BOT the target is to yield a return on capital employed of 16 percent, including unrealized changes in market value.

The consolidated Group has a target for return on equity of 18 percent.

Capital structure

Based on the operations that Skanska now has, it is the Boards judgment that equity should amount to approximately SEK 15 billion. The equity requirement varies between the business streams. In business stream Construction, the required equity is linked to the business volume. In this business stream the necessary equity is deemed to be approximately SEK 10 billion. This is based on a differentiated risk profile per business and it also takes goodwill into account.

In residential project development, the required equity amounts to 50 percent of capital employed, approximately SEK 1.2 billion. In commercial project development the equity requirement is approximately SEK 2.3 billion, based on the distribution between completed properties, ongoing projects and land bank. For BOT, equity corresponding to capital employed is allocated for ongoing project, approximately SEK 1.3 billion.

Dividend

Dividend 2004

The Board of Directors proposes a regular dividend of SEK 4.00 (3.00) per share for the 2004 financial year. The proposal is equivalent to a total dividend of SEK 1,674 M (1,256).

Revised dividend policy

Future earnings are expected to support the growth of operations as well as growth of the regular dividend. It is expected that the payout ratio can be at least 50 percent.

Financial reports in 2005

Effective from January 1, 2005, Skanska is no longer printing and distributing any interim reports. In the future, only the Annual Report will be printed and distributed. The interim reports and the Year-end Report will be available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

During 2005, the Group's interim reports will be published on the following dates:

April 28, 2005	Three Month Report
July 28, 2005	Six Month Report
November 3, 2005	Nine Month Report

Solna, February 16, 2005

STUART E. GRAHAM

President and CEO

This Year-end Report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

SEK M	Continuing operations Oct-Dec 2004	Continuing operations Oct-Dec 2003	Discontinuing operations Oct-Dec 2004	Discontinuing operations Oct-Dec 2003	Total Group Oct-Dec 2004	Total Group Oct-Dec 2003
Net sales	30,277	33,613	339	1,992	30,616	35,605
Construction, manufacturing and property management expenses	-28,527	-30,286	-783	-1,698	-29,310	-31,984
Gross income	**1,750**	**3,327**	**-444**	**294**	**1,306**	**3,621**
Selling and administrative expenses[1]	-1,589	-1,991	-60	-375	-1,649	-2,366
Income from Group companies	0	0	325	0	325	0
Income from joint ventures	119	2	0	21	119	23
Income from associated companies	0	0	0	0	0	0
Operating income	**280**	**1,338**	**-179**	**-60**	**101**	**1,278**
Income from associated companies[2]	57	0	0	0	57	0
Income from other financial fixed assets[2]	317	-18	1	-22	318	-40
Income from financial current assets[2]	72	30	1	15	73	45
Interest expenses and similar items[2]	-398	-86	-7	-8	-405	-94
Income after financial items	**328**	**1,264**	**-184**	**-75**	**144**	**1,189**
Taxes	-25	-409	-30	-26	-55	-435
Minority interests	-2	7	0	-1	-2	6
Net profit	**301**	**862**	**-214**	**-102**	**87**	**760**
Earnings per share for the period	0.72	2.06	-0.51	-0.24	0.21	1.82
Average number of shares					418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization	-275	-268	-36	-60	-311	-328
1 Of which goodwill amortization and writedowns	-84	-130	-7	-124	-91	-254
2 Of which:						
Interest income	89	111	2	-4	91	107
Interest expenses	-89	-149	-6	-8	-95	-157
Net interest expenses	0	-38	-4	-12	-4	-50
Other financial items	48	-36	-1	-3	47	-39
Net financial items	48	-74	-5	-15	43	-89

SEK M	Continuing operations Jan-Dec 2004	Continuing operations Jan-Dec 2003	Discontinuing operations Jan-Dec 2004	Discontinuing operations Jan-Dec 2003	Total Group Jan-Dec 2004	Total Group Jan-Dec 2003
Net sales	116,257	125,850	5,006	7,029	121,263	132,879
Construction, manufacturing and property management expenses	-106,657	-114,029	-5,010	-5,958	-111,667	-119,987
Gross income	**9,600**	**11,821**	**-4**	**1,071**	**9,596**	**12,892**
Selling and administrative expenses[1]	-6,671	-7,498	-618	-956	-7,289	-8,454
Income from Group companies	0	0	1,413	14	1,413	14
Income from joint ventures	148	43	-28	40	120	83
Income from associated companies	8	-4	5	0	13	-4
Operating income	**3,085**	**4,362**	**768**	**169**	**3,853**	**4,531**
Income from associated companies[2]	57	2	0	0	57	2
Income from other financial fixed assets[2]	226	-601	1	0	227	-601
Income from financial current assets[2]	234	190	9	19	243	209
Interest expenses and similar items[2]	-531	-1	-30	-69	-561	-70
Income after financial items	**3,071**	**3,952**	**748**	**119**	**3,819**	**4,071**
Taxes	-1,047	-1,234	-111	-69	-1,158	-1,303
Minority interests	-12	-2	-1	-6	-13	-8
Net profit	**2,012**	**2,716**	**636**	**44**	**2,648**	**2,760**
Earnings per share for the period	4.81	6.49	1.52	0.11	6.33	6.59
Average number of shares					418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization					-1,232	-1,377
Return on capital employed (RoCE), rolling twelve months, %						17.1
Return on equity (RoE), rolling twelve months, %						19.5
Average number of employees	53,074	56,465	729	13,204	53,803	69,669
1 Of which goodwill amortization and writedowns	-380	-421	-149	-165	-529	-585
2 Of which:						
Interest income	274	273	10	19	284	292
Interest expenses	-303	-613	-29	-71	-332	-685
Net interest expenses	-29	-340	-19	-52	-48	-393
Other financial items	15	-70	-1	2	14	-67
Net financial items	-14	-410	-20	-50	-34	-460

SUMMARY CASH FLOW STATEMENT SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Cash flow from business operations	2,291	5,187	6,519	11,062
Cash flow from investment operations	1,321	-462	1,206	-1,207
Cash flow from financing operations	-1,864	-1,509	-5,804	-7,967
Cash flow for the period	**1,748**	**3,216**	**1,921**	**1,888**

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Opening balance	15,839	13,423	14,169	14,217
Dividend	0	0	-1,256	-837
Change in accounting principle	0	0	0	-1,110
Translation differences etc	140	-14	505	-862
Net profit for the period	87	760	2,648	2,761
Closing balance	**16,066**	**14,169**	**16,066**	**14,169**

Group net investments

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
OPERATIONS - INVESTMENTS				
Intangible fixed assets	3	-15	-38	-51
Tangible fixed assets	-337	-421	-1,131	-1,309
Assets in BOT operations	-134	-95	-188	-115
Shares	-5	25	-6	15
Current-asset properties	-1,621	-1,513	-5,266	-5,372
of which Residential Project Development	*-1,183*	*-1,093*	*-3,665*	*-3,772*
of which Commercial Project Development	*-276*	*-356*	*-1,331*	*-1,397*
of which other commercial properties	*-162*	*-64*	*-270*	*-203*
Investments	**-2,094**	**-2,019**	**-6,629**	**-6,832**
OPERATIONS - DIVESTMENTS				
Intangible fixed assets	-6	3	2	4
Tangible fixed assets	237	206	635	381
Assets in BOT operations	0	0	7	1
Shares	2	0	12	0
Current-asset properties	2,030	4,465	9,321	12,956
of which Residential Project Development	*1,185*	*1,477*	*4,143*	*4,581*
of which Commercial Project Development	*547*	*2,497*	*4,645*	*7,571*
of which other commercial properties	*298*	*491*	*533*	*804*
Divestments	**2,263**	**4,674**	**9,977**	**13,342**
Net investments in operations	**169**	**2,655**	**3,348**	**6,510**
STRATEGIC INVESTMENTS				
Businesses	-13	-83	-135	-90
Shares	0	-3	-1	-5
Strategic investments	**-13**	**-86**	**-136**	**-95**
STRATEGIC DIVESTMENTS				
Businesses	680	-3	2,078	66
Shares	17	3	479	433
Strategic divestments	**697**	**0**	**2,557**	**499**
Net strategic investments	**684**	**-86**	**2,421**	**404**
TOTAL NET INVESTMENTS	**853**	**2,569**	**5,769**	**6,914**
Depreciation, fixed assets, excl. goodwill amortization	-310	-328	-1,232	-1,377

Consolidated operating cash flow statement

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Cash flow from business operations before change in working capital	-284	1,086	1,983	3,442
Change in working capital	2,399	1,234	1,519	913
Net investments in business operations	169	2,655	3,348	6,510
Cash flow adjustment, net investments	61	44	-53	48
Taxes paid in business operations	-300	-146	-1,011	-943
Cash flow from business operations	**2,045**	**4,873**	**5,786**	**9,970**
Net interest items and other financial items	43	-59	-34	-430
Taxes paid in financing operations	-13	24	10	135
Cash flow from finance operations	**30**	**-35**	**-24**	**-295**
CASH FLOW FROM OPERATIONS	**2,075**	**4,838**	**5,762**	**9,675**
Net strategic investments	684	-86	2,421	404
Taxes paid on net strategic investments	0	-16	-29	740
Cash flow from net strategic investments	**684**	**-102**	**2,392**	**1,144**
Dividend etc.	-1	-57	-1,288	-864
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**2,758**	**4,679**	**6,866**	**9,955**
Change in interest-bearing receivables and liabilities	-1,010	-1,463	-4,945	-8,067
CASH FLOW FOR THE PERIOD	**1,748**	**3,216**	**1,921**	**1,888**
Liquid assets at the beginning of the period	7,266	3,924	7,037	5,763
Exchange rate differences in liquid assets	-146	-103	-90	-614
Liquid assets at the end of the period	**8,868**	**7,037**	**8,868**	**7,037**
Change in interest-bearing net debt	3,362	4,262	7,349	9,526

Summary balance sheet

SEK M	Dec 31 2004	Dec 31 2003
ASSETS		
Intangible fixed assets		
Goodwill	3,565	4,259
Other intangible fixed assets	464	459
	4,029	4,718
Tangible fixed assets		
Buildings and land	1,770	2,144
Machinery and equipment	3,696	4,482
Construction in progress	71	104
	5,537	6,730
Financial fixed assets		
Shares and participations	936	1,450
Interest-bearing receivables	1,063	1,956
Deferred tax claims	1,526	1,539
	3,525	4,945
Total fixed assets	**13,091**	**16,393**
Current-asset properties		
Commercial Project Development	7,256	9,249
Other commercial properties	1,272	1,051
Residential Project Development	3,268	3,394
	11,796	13,694
Inventories	732	828
Current receivables		
Interest-bearing receivables	2,490	1,248
Tax claims	269	415
Non-interest-bearing receivables	25,263	27,123
	28,022	28,786
Short-term investments	3,053	218
Cash and bank balances	5,815	6,819
Total current assets	**49,418**	**50,345**
Total assets	**62,509**	**66,738**
of which interest-bearing	**12,421**	**10,241**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	16,066	14,169
Minority interests	117	200
Provisions		
Provisions for pensions and similar commitments	831	2,058
Provisions for taxes	2,698	3,104
Other provisions	2,815	3,230
	6,344	8,392
Long-term liabilities, interest-bearing	3,094	7,182
Current liabilities		
Interest-bearing liabilities	958	809
Tax liabilities	998	571
Non-interest-bearing liabilities	34,932	35,415
	36,888	36,795
Total shareholders' equity and liabilities	**62,509**	**66,738**
of which interest-bearing	**4,922**	**10,091**

Contingent liabilities

During the report period, the Group's contingent liabilities increased by SEK 1.7 billion to SEK 20.4 billion (Dec 31, 2003: 18.7).

FINANCIAL RATIOS ETC.[1]	Dec 31 2004	Dec 31 2003
Capital employed, closing balance, SEK M	21,105	24,460
Capital employed, average, SEK M	23,191	28,183
Equity/assets ratio, %	25.9	21.5
Net cash surplus (+)/net debt (-), SEK M	7,499	150
Debt/equity ratio	-0.5	0.0

1 The definitions of the financial ratios can be found in the Annual Report for 2003.

Additional information

Business streams

Construction

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	29,082	30,142	107,977	114,417
Gross income	**1,337**	**2,170**	**6,698**	**7,660**
Selling and administrative expenses[1]	-1,258	-1,544	-5,163	-5,741
Share of income in associated companies	15	55	39	46
Earnings before interest, taxes and amortization (EBITA)	**94**	**681**	**1,574**	**1,965**
Goodwill amortization and writedowns	-82	-138	-363	-414
Operating income	**12**	**543**	**1,211**	**1,551**
Capital employed	**3,782**	**7,799**	**3,782**	**7,799**
Depreciation, fixed assets	**-272**	**-260**	**-1,027**	**-1,096**
Investments	-483	-592	-1,330	-1,587
Divestments	533	765	1,078	1,510
Net investments	**50**	**173**	**-252**	**-77**
Cash flow from operations before investments and changes in working capital	92	833	2,254	2,713
Changes in working capital	2,588	1,941	1,886	654
Net investments in operations	33	210	-266	-198
Cash flow adjustment, net investments	76	1	78	-54
Operating cash flow from business operations[2]	2,789	2,985	3,952	3,115
Strategic net investments	17	-37	14	121
Cash flow	**2,806**	**2,948**	**3,966**	**3,236**
Gross margin, %	4.6	7.2	6.2	6.7
Selling and administrative expenses, %	-4.3	-5.1	-4.8	-5.0
Operating margin before interest, taxes and amortization, %	0.3	2.3	1.5	1.7
Operating margin %	0.0	1.8	1.1	1.4
Return on capital employed (RoCE), %			20.1	17.3
Order bookings, SEK bn	29.2	19.9	116.0	113.8
Order backlog, SEK bn	113.5	109.3	113.5	109.3
Employees			51,583	54,859

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

October–December

Further information by business/reporting unit can be found on page 22.

Net sales declined by 4 percent to SEK 29,082 M (30,142). Net sales were negatively impacted by currency rate effects of 3 percent.

The Swedish, Norwegian and Czech operations as well as Skanska USA Civil improved their operating income. Project writedowns of SEK 410 M in U.S. building construction operations, plus SEK 685 M in the United Kingdom of which 35 percent was reported in the accounts of the Construction business stream, were charged to operating income for the period. The business stream's operating income before goodwill amortization and writedowns amounted to SEK 94 M (681). Currency rate effects increased operating income by SEK 32 M. During the fourth quarter, operating margin amounted to 0.0 (1.8) percent.

During the fourth quarter, a number of businesses were divested, as described on page 10. These businesses are reported separately and are not included in this business stream's tables.

January–December

Net sales fell by 6 percent to SEK 107,977 M (114,417). Currency rate effects lowered net sales by 4 percent.

Operating income before goodwill amortization declined by 20 percent and amounted to SEK 1,574 M (1,965). During the year, major project writedowns totaling SEK 650 M as well as restructuring expenses of SEK 150 M in Skanska USA Building were charged to operating income. The severe winter of 2003/2004 in the New York area also required adjustments of expected profits in a number of projects. These projects were subsequently credited to income at a lower margin during the remainder of the project period, which hampered operating income for the year. Operating income declined by 22 percent to SEK 1,211 M (1,551). Currency rate effects had a positive impact of SEK 8M on operating income.

Residential Project Development

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	1,721	1,764	5,814	5,839
Gross income	**238**	**204**	**822**	**584**
Selling and administrative expenses[1]	-79	-74	-305	-314
Share of income in associated companies	12	-5	12	-5
Earnings before interest, taxes and amortization (EBITA)	**171**	**125**	**529**	**265**
Goodwill amortization and writedowns	-1	-1	-5	-6
Operating income	**170**	**124**	**524**	**259**
Capital employed	**2,366**	**2,757**	**2,366**	**2,757**
Depreciation, fixed assets	**-1**	**-3**	**-2**	**-11**
Investments	-1,254	-1,073	-3,676	-3,608
Divestments	1,189	1,432	4,084	4,286
Net investments	**-65**	**359**	**408**	**678**
Cash flow from operations before investments and changes in working capital	-21	26	-69	-236
Changes in working capital	85	-101	-124	423
Net investments in operations	-65	359	409	678
Cash flow adjustment, net investments	103	164	88	49
Operating cash flow from business operations[2]	102	448	304	914
Strategic net investments	0	0	0	0
Cash flow	**102**	**448**	**304**	**914**
Operating margin, %	9.9	7.0	9.0	4.4
Return on capital employed (RoCE), %			21.5	7.8
Employees			739	743

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

October–December

Further information by business/reporting units can be found on page 23.

Net sales were stable and amounted to SEK 1,721 M (1,764). Operating income before goodwill rose by 37 percent to SEK 171 M (125). Practically all units improved their operating income. In Sweden, operating income tripled to SEK 63 M (20). In Poland, Skanska is mainly selling previously completed residential units, and virtually no new project development is underway.

January–December

Net sales were stable and amounted to SEK 5,814 M (5,839). Operating income climbed sharply to SEK 524 M (259). Demand for residential units in the medium and lower price segments remains good in Skanska's main markets, which contributed to improved earnings in practically all markets where Skanska carries out residential development.

At the end of 2004, there were 6,798 (6,141) residential units under construction, of which 74 (71) percent were sold. The number of unsold completed residential units was 299 (465). During the year, construction started on about 4,570 (4,230) units. During 2004 the number of residential units sold was about 4,670 (4,700).

The book value of current-asset properties in Residential Project Development totaled SEK 3.3 billion (3.4). A breakdown of book value can be seen in the table on page 24. The book value of undeveloped land and development properties represents SEK 2.0 billion of book value. This is equivalent to building rights for about 16,000 residential units. There are also about 3,000 additional building rights in associated companies.

Commercial Project Development

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	800	2,758	5,584	8,861
Gross income	**179**	**818**	**1,893**	**3,309**
Selling and administrative expenses[1]	-56	-66	-215	-244
Share of income in associated companies	0	-2	-41	-4
Earnings before interest, taxes and amortization (EBITA)	**123**	**750**	**1,637**	**3,061**
Goodwill amortization and writedowns	0	0	0	0
Operating income	**123**	**750**	**1,637**	**3,061**
of which gain from divestments of properties[2]	185	642	1,443	2,396
of which operating net, completed properties	95	141	504	750
of which writedowns/reversal of writedowns	-98	0	-98	0
Capital employed	**7,629**	**9,459**	**7,629**	**9,459**
Investments	-276	-355	-1,336	-1,399
Divestments	613	2,497	4,715	7,572
Net investments	**337**	**2,142**	**3,379**	**6,173**
Cash flow from operations before investments and changes in working capital	40	112	337	671
Changes in working capital	-115	55	-151	213
Net investments in operations	337	2,142	3,378	6,173
Cash flow adjustment, net investments	-118	-121	-219	53
Operating cash flow from business operations before taxes[3]	144	2,188	3,345	7,110
Strategic investments	0	0	1	0
Cash flow	**144**	**2,188**	**3,346**	**7,110**
Return on capital employed (RoCE), %			18.3	24.8
Employees			129	149
1 Excluding goodwill amortization and writedowns				
2 Additional gain included in eliminations was	0	0	72	3
3 Before taxes, financing operations and dividends				

October–December

See page 24 for more information.

Net sales fell to SEK 800 M (2,758) as a consequence of lower divestments of completed commercial projects. For the same reason, operating income decreased to SEK 123 M (750). Aside from lower capital gains on divestments, rental revenues also decline as the property portfolio is reduced. Included in operating income is a writedown of SEK 98 M related to undeveloped land in Denmark.

During the period, Skanska sold projects and other properties with a combined sale price of SEK 547 M (2,498) and capital gains of SEK 185 M (642).

January–December

Net sales fell to SEK 5,584 M (8,861). The comparative period included the divestment of the CityCronan property in Stockholm at a purchase price of SEK 2.3 billion. Operating income amounted to SEK 1,637 M (3,061). Included in operating income is a writedown in the third quarter of Skanska's 30 percent share in the Westin Hotel in Warsaw, amounting to SEK 61 M. During the fourth quarter, operating income included a writedown in the book value of undeveloped land in Denmark, amounting to SEK 98 M. The comparative period included the gain from the sale of CityCronan, SEK 1.1 billion.

Commercial Project Development has four projects underway, two of them in Sweden. Ongoing projects represent leasable space of about 39,000 sq. m (420,000 sq. ft.) and are 17 percent pre-leased, measured in rent. If the 7 ongoing projects sold during the construction period are also included, the pre-leasing rate was 86 percent, measured in rent. At the end of the period, the book value of ongoing projects amounted to SEK 0.2 billion (0.4). Their book value upon completion is expected to total SEK 0.6 billion, with an estimated market value of SEK 0.7 billion. The degree of completion in ongoing projects is about 26 percent.

The book value of Skanska's portfolio of completed projects, including projects completed during 2004, amounted to SEK 4.7 billion (6.2), with an estimated market value, based on an appraisal dated December 2004, of about SEK 6.9 billion (9.4). The occupancy rate, measured in rent, amounted to 81 percent.

The book value of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 2.4 billion (2.6).

The sale price of the properties divested during 2004 exceeded by 5 percent the market appraisal carried out at the end of 2003. The market value of an identical property portfolio was reduced by 2 percent compared to the end of 2003. If properties divested during the year are included, the market value of the portfolio was unchanged.

BOT

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Net sales	10	15	33	87
Gross income	**-8**	**17**	**-12**	**32**
Selling and administrative expenses[1]	-17	-20	-70	-57
Share of income in associated companies	61	5	113	52
Earnings before interest, taxes and amortization (EBITA)	**36**	**2**	**31**	**27**
Goodwill amortization and writedowns	0	9	0	0
Operating income	**36**	**11**	**31**	**27**
of which gain on sale of projects	0	0	0	0
Capital employed	**1,433**	**1,243**	**1,433**	**1,243**
Depreciation, fixed assets	**0**	**0**	**0**	**0**
Investments	-135	-96	-188	-115
Divestments	0	0	7	1
Net investments	**-135**	**-96**	**-181**	**-114**
Cash flow from operations before investments and changes in working capital	37	3	-19	-19
Changes in working capital	-1	-19	-15	-39
Net investments in operations	-135	-96	-181	-114
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations[2]	-99	-112	-215	-172
Strategic investments	0	0	0	0
Cash flow	**-99**	**-112**	**-215**	**-172**
Return on capital employed (RoCE), %			3.4	3.8
Employees			40	32

1 Excluding goodwill amortization and writedowns

2 Before taxes, financing operations and dividends

October–December

Net sales of Skanska BOT amounted to SEK 10 M (15). Earnings from projects in operation are increasing, especially the Breitener power generation plant in Brazil and the Nelostie highway in Finland. Operating income totaled SEK 36 M (2).

January–December

Net sales totaled SEK 33 M (87) and operating income was SEK 31 M (27).

Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is a co-owner of twelve projects, of which four are completed and in operation. During December 2003, Skanska in consortium with the British investment fund Innisfree was selected to expand St. Bartholomews Hospital (Barts) and the Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38-year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to occur in 2005. Skanska's investment will amount to about SEK 350 M in this project. During the second quarter of 2004, Skanska in consortium with the British-based Mills Group signed a contract and financing agreement for two school projects in Bexley, southeast London. Skanska BOT holds a 50 percent interest in the consortium and Skanska BOT's investment will amount to about SEK 28 M. During the third quarter, Skanska was selected to be responsible for the A1 highway project south of Gdansk, Poland. In September, the Polish Ministry of Infrastructure and the Skanska-led consortium Gdansk Transport Company (GTC) signed a concession agreement. The construction contract, which is expected to be worth about SEK 4.5 billion, and the financing agreement are expected to be signed in 2005. Skanska BOT's investment will be less than EUR 20 M. Skanska and Innisfree were also named preferred bidder for the implementation of the privately financed King's Mill Hospital and Mansfield Community Hospital project in Nottinghamshire, U.K. Skanska BOT and Innisfree will each hold 50 percent of the owner company and will be responsible for arranging financing and contracting suppliers. The construction assignment, which will be performed by Skanska, is expected to be valued at about SEK 3.6 billion, and Skanska BOT's investment to about SEK 220 M.

At the end of the report period, the book value of shares, participations and subordinated receivables in BOT operations totaled about SEK 1.3 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 0.7 billion. According to an internal appraisal, the market value of the projects exceeds book value by approximately SEK 0.9 billion (0.8).

Construction, by business/reporting unit

	Net sales				Operating income			
SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Sweden	6,409	6,147	20,519	21,843	221	187	586	450
Norway	2,479	2,055	8,640	8,223	40	-37	128	25
Denmark	1,186	979	3,636	3,430	10	16	53	-37
Finland	2,168	2,311	7,623	7,879	82	124	194	212
Poland	1,367	989	3,970	3,546	59	46	95	90
Czech Republic	2,447	1,920	7,906	7,654	97	78	349	340
UK	2,211	3,022	11,024	12,006	-195	-8	-17	69
USA Building	6,543	7,582	27,601	30,240	-432	109	-458	11
USA Civil	2,837	3,961	12,406	15,221	68	60	205	522
Latin America	969	543	2,785	2,142	28	28	118	119
International [1]	466	633	1,867	2,233	34	-59	-42	-250
Total	**29,082**	**30,142**	**107,977**	**114,417**	**12**	**544**	**1,211**	**1,551**

1 International includes operations in Russia as well as International Projects.

	EBITA [2]				EBITA, % [2]			
SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Sweden	219	198	591	470	3.4	3.2	2.9	2.2
Norway	64	20	237	183	2.6	1.0	2.7	2.2
Denmark	10	18	53	-31	0.8	1.8	1.5	-0.9
Finland	101	145	263	302	4.7	6.3	3.5	3.8
Poland	60	48	101	100	4.4	4.9	2.5	2.8
Czech Republic	103	85	369	304	4.2	4.4	4.7	4.0
UK	-171	14	80	163	-7.7	0.5	0.7	1.4
USA Building	-421	122	-413	64	-6.4	1.6	-1.5	0.2
USA Civil	71	64	218	541	2.5	1.6	1.8	3.6
Latin America	28	28	118	119	2.9	5.2	4.2	5.6
International	30	-61	-43	-250	6.4	-9.6	-2.3	-11.2
Total	**94**	**681**	**1,574**	**1,965**	**0.3**	**2.3**	**1.5**	**1.7**

2 Earnings before interest, taxes and amortization

	Capital employed, closing balance		Return on capital employed [3]			
SEK M	Dec 31 2004	Dec 31 2003	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Sweden	-545	218			>100	85.8
Norway	599	1,777			13.2	2.8
Denmark	61	56			>100	-69.6
Finland	383	765			30.0	23.5
Poland	-94	421			26.4	13.0
Czech Republic	1,065	1,508			22.2	20.2
UK	88	368			8.2	14.0
USA Building	-188	404			-136.2	4.3
USA Civil	1,352	1,663			12.5	31.0
Latin America	350	375			23.7	27.8
International	656	493			-10.2	-69.2
Eliminations	55	-249				
Total	**3,782**	**7,799**			**20.1**	**17.3**

3 Rolling 12 months

	Order backlog		Order bookings			
SEK M	Dec 31 2004	Dec 31 2003	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Sweden	15,485	12,705	6,006	4,698	23,039	20,638
Norway	7,371	5,690	3,170	2,517	10,195	9,165
Denmark	2,157	1,999	1,014	694	3,518	3,608
Finland	4,854	5,404	1,626	2,670	7,316	8,976
Poland	3,844	2,730	1,685	847	4,559	3,144
Czech Republic	13,047	7,426	3,074	3,488	12,910	8,816
UK	13,318	13,684	2,641	727	10,850	10,876
USA Building	36,577	38,055	3,926	2,127	29,699	32,178
USA Civil	12,116	17,405	3,579	1,620	8,242	12,567
Latin America	2,885	2,087	1,837	228	3,924	2,401
International	1,844	2,131	680	262	1,756	1,425
Total	**113,498**	**109,316**	**29,238**	**19,878**	**116,008**	**113,794**

Residential Project Development, by business/reporting unit

	Net sales				Operating income			
SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Sweden	715	565	2,046	2,109	63	20	137	-15
Norway	333	334	1,234	1,024	27	22	122	83
Denmark	0	111	0	313	0	27	0	61
Finland	457	570	1,609	1,441	45	26	146	65
Poland	32	66	116	159	-1	-10	10	-26
Czech Republic	103	21	523	517	31	27	105	79
International	81	97	286	276	5	12	4	12
Total	**1,721**	**1,764**	**5,814**	**5,839**	**170**	**124**	**524**	**259**

	Capital employed, closing balance		Return on capital employed[1]	
SEK M	Dec 31 2004	Dec 31 2003		Jan-Dec 2003
Sweden	537	561	25.9	-1.6
Norway	741	823	14.7	8.9
Denmark	0	313	0.0	17.0
Finland	666	719	23.4	8.9
Poland	105	158	7.7	-12.2
Czech Republic	236	130	48.6	64.5
International	81	53	8.6	19.8
Total	**2,366**	**2,757**	**21.5**	**7.8**

1 Rolling 12 months

Breakdown of book value, current asset properties, December 31, 2004

SEK M	Residential Project Development	Commercial Project Development	Other commercial properties	Total
Completed projects	652	4,419	132	5,203
Ongoing projects	608	419	322	1,349
Land bank	2,008	2,418	818	5,244
Total	**3,268**	**7,256**	**1,272**	**11,796**

Project development – performance analysis before selling and administrative expenses

SEK M	Oct-Dec *2004*	Oct-Dec *2003*	Jan-Dec *2004*	Jan-Dec *2003*
SALE PRICE				
Commercial Project Development	547	2,498	4,645	7,572
Other commercial properties	298	490	533	803
Residential Project Development	1,185	1,477	4,143	4,581
Total	**2,030**	**4,465**	**9,321**	**12,956**
BOOK VALUE				
Commercial Project Development	362	1,856	3,130	5,173
Other commercial properties	180	449	383	731
Residential Project Development	989	1,323	3,505	4,010
Total	**1,531**	**3,628**	**7,018**	**9,914**
GROSS INCOME				
Commercial Project Development	185	642	1,515	2,399
Other commercial properties	118	41	150	72
Residential Project Development	196	154	638	571
Total	**499**	**837**	**2,303**	**3,042**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2004	Occupancy rate, %
Completed properties	4,419	4,419	6,580	81
Projects completed in 2004	254	254	320	100
Ongoing projects	165	634	790	17
Subtotal	**4,838**	**5,307**	**7,690**	
Land bank	2,418	2,418		
TOTAL	**7,256**	**7,725**		

Effects of the transition to International Financial Reporting Standards (IFRS) on Skanska's accounting

Beginning with 2005, the Group will apply the International Financial Reporting Standards, (IFRS), which have been adopted by the European Commission.

Skanska's Three Month Report for January-March 2005 will be reported in compliance with IFRS.

Effect of the IFRS transition on major preliminary equity items

SEK M Group	Jan 1 2004	Dec 31 2004
Shareholders' equity according to Swedish accounting standards	14,169	16,066
Minority interests according to Swedish accounting standards	200	117
Total equity	14,369	16,183
IFRS-related changes in 2004 opening balance		
Reporting of pensions according to IAS 19	203	
Capitalized borrowing costs according to IAS 23	157	
Other items according to IAS 11, 16 and 38	-28	
	332	332
IFRS-related changes in 2004 income items		
Recovery of goodwill amortization according to IFRS 3		405
Goodwill writedowns according to IAS 36		-45
Adjustment in gain on divestments of Group companies and joint ventures according to IAS 21		234
Other adjustments		-69
		525
IFRS-related changes reported directly as part of shareholders' equity		
Translation differences on divested Group companies		-234
Other translation differences		-13
		-247
Total effect of IFRS transition during 2004 [1]	332	610
Equity according to IFRS, 2004	14,701	16,793

1 All IFRS-related changes in equity are related to the portion of equity belonging to the shareholders. At year-end 2004 and in the 2005 opening balance, minority interests in equity according to IFRS are the same as according to Swedish accounting standards, SEK 117 M.

Upon the transition to IFRS, minority interests in equity will be reclassified and included in the shareholders' equity of the Group.

The IFRS-related change in the 2004 opening balance is mainly affected by International Accounting Standard IAS 19, "Employee benefits," and by IAS 23, "Borrowing costs."

Since 2003, the Group has applied the Swedish Financial Accounting Standards Council's recommendation RR 29, "Employee benefits." Skanska has chosen to apply the transitional rule in IFRS 1 when reporting according to IAS 19, "Employee benefits," which means that unreported actuarial gains and losses are re-set to zero against shareholders' equity on January 1, 2004. In the balance sheet on December 31, 2003, unreported actuarial gains amounted to SEK 288M. As a result, provisions for pensions are reduced by SEK 288 M and shareholders' equity increases by SEK 203 M, after taking deferred taxes into account. Operating income according to IFRS is marginally affected due to recovery of the 2004 payment of actuarial gains that is no longer required.

Actuarial losses during 2004 total about SEK 590 M. If and when the EU approves the decision recently made by the International Accounting Standards Board (IASB), the Group will report actuarial gains and losses continuously as part of shareholders' equity. If this occurs, the change in accounting principle will mean that provisions for pensions will increase by about SEK 590 M on January 1, 2005 and shareholders' equity will be reduced by about SEK 415 M after taking into account a deferred tax claim of about SEK 175 M. Operating income during 2005 will be affected marginally because payment of the actuarial losses will no longer be required.

Capitalization of interest expenses during the design and construction phase of fixed-asset and current-asset properties is applied with full retroactivity according to the transitional rules (IFRS 1). Skanska has since 2002 applied the alternative rule in Recommendation RR 21, "Borrowing costs," effective from 2002. Capitalization of interest expenses according to IAS 23 refers mainly to current-asset properties and a concession for a highway project in Chile. After taking the tax effect into account, shareholders' equity rises by SEK 157 M.

Application of IAS 38, "Intangible assets," related to capitalization of certain development expenses; IAS 16, "Tangible fixed assets," with regard to component depreciation; and accrual of capitalization of certain tender expenses according to IAS 11, "Construction contracts," affected shareholders' equity in the opening balance in small amounts.

According to the application of the transitional rule in IFRS 1 that Skanska chose for its transition to IFRS 3, "Business Combinations," the application is valid from January 1, 2004 onward. During 2004, the consolidated financial statements are affected by SEK 405 M in recovered goodwill amortization. In some cases, due to restored goodwill amortization, net sale value has been less than book value. Restored amortization makes it necessary to carry out goodwill writedowns totaling SEK -45 M.

IAS 21, "The effects of changes in foreign exchange rates," has an impact on the Group's divestments of Group companies and joint ventures during 2004. According to the transitional rule in recommendation RR 8, "Reporting of effects of changes in foreign exchange rates," accumulated translation differences in shareholders' equity were reported in the income statement in the amount of SEK -197 M in connection with divestments according to Swedish accounting standards during 2004. As a consequence of the transition rules in IFRS 1, accumulated translation differences are re-set at zero on January 1, 2004, resulting in an adjustment of SEK 234 M in accumulated translation differences related to Group companies divested in 2004. According to IFRS, the gain from divestments of Group companies thus increases by SEK 234 M, which is related to the recovery of SEK 234 M in negative translation differences reported in the income statement.

The application of IAS 39, "Financial instruments: Recognition and Measurement" that was chosen by Skanska means that the opening balance on January 1, 2005 will change going forward; the comparative figures for 2004 are not affected. According to IAS 39, financial derivatives such as interest rate swaps, forward rate agreements, embedded derivatives etc are stated at fair value in the balance sheet. Skanska uses financial derivatives to adapt the interest refixing period on its net debt and to minimize its transaction exposure and translation exposure. The fair value of financial derivatives undergoes changes as market interest rates and currency exchange rates fluctuate. Reporting such items at fair value results in both positive figures and negative figures, depending on current market interest rates and exchange rates on the balance sheet date.

The effect on January 1, 2005 implies a reduction in shareholders' equity of about SEK 10 M after taking into account deferred tax.

At year-end 2004, the balance sheet increases by about SEK 400 M as a consequence of the transition to IFRS. The transition to IAS 39 on January 1 increases the balance sheet total by approximately SEK 500 M more.

IFRS-related effects on key financial figures during 2004

SEK M Effect on 2004 opening balance	According to Swedish GAAP	IFRS-related change	According to IFRS
Equity (including minority interests)	14,369	332	14,701
of which, minority interests	*200*		*200*
Capital employed	24,460	45	24,505
Net interest-bearing assets	150	287	437
Shareholders' portion of equity per share (shareholders' equity per share), SEK	33.90	0.80	34.70
Debt/equity ratio	0.0	0.0	0.0
Equity/assets ratio	21.5	0.5	22.0

Effect during 2004	According to Swedish GAAP	IFRS-related change	According to IFRS
Net sales	121,263	0	121,263
Operating income	3,853	508	4,361
Shareholders' portion of net profit	2,648	525	3,173
Net profit per share, SEK	6.33	1.25	7.58
Return on capital employed, %	17.9	2.0	19.9
Return on shareholders' equity, %	17.5	2.9	20.4

Effect on 2004 closing balance	According to Swedish GAAP Dec 31, 2004	IFRS-related change	According to IFRS Dec 31, 2004
Equity (including minority interests)	16,183	610	16,793
of which, minority interests	*117*		*117*
Capital employed	21,105	290	21,395
Net interest-bearing assets	7,499	320	7,819
Shareholders' portion of equity per share (shareholders' equity per share), SEK	38.39	1.45	39.84
Debt/equity ratio	-0.5	0.0	-0.5
Equity/assets ratio	25.9	0.8	26.7

The information compiled by Skanska concerning the transition was prepared according to the IFRS principles that are expected to be in force on December 31, 2005. IFRS is the object of continuing reviews and approvals by the EU, and changes may thus still occur.


SKANSKA


RECEIVED
2005 SEP 13

Press release

2005-02-17

Skanska develops, builds and leases new premises for Södertörn District Court in Flemingsberg. Construction assignment valued at about SEK 300 M

Skanska will be responsible for a total solution including pre-engineering, construction, operation and maintenance of the new courthouse for the Södertörn District Court in Flemingsberg, south of Stockholm. A 20-year lease has been signed with Swedish National Courts Administration. The construction assignment is valued at about SEK 300 M.

"The courthouse building in Flemingsberg will be the third largest in Sweden," according to Mats Engvall, Project Manager, Skanska Sweden. "The building is about 13,300 square meters and will house a secretariat section and a public section with 19 courtrooms, including a high-security courtroom for sensitive cases."

Construction begins in February 2005 and occupancy of the new premises is scheduled for year-end 2006.

The new courthouse will be built adjacent to the police station and jail in Flemingsberg. This is yet another step in the development of Flemingsberg as regional hub in the southern Stockholm area.

Skanska has previously been contracted for similar assignments to develop, build and be responsible for leasing of premises to the police, district attorney offices and the National Prison and Probation Administration in Uppsala and Växsjö, Sweden.

For further information, contact:

Mats Nyström, Regional Manager, Skanska Sweden,
tel +46 8 504 363 09
Mats Engvall, Project Manager, Skanska Sweden,
tel +46 8 504 355 68
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press Release

February 22, 2005

Skanska to renovate wastewater plant in New York for SEK 325 M

Skanska has been contracted to renovate and upgrade one of New York's largest wastewater treatment plants. The contract amount is SEK 325 M (USD 46.6 M), which is included in order bookings for the first quarter of 2005. The customer is the New York City Department of Environmental Protection.

The contract covers the North River Pollution Control Plant and involves extensive rebuilding of the treatment plant, including an aeration system, settling tanks and sludge treatment facility. Skanska will be responsible for the demolition and construction work as well as procurement, installation and start-up of the upgraded sections.

Because of the necessity of keeping the plant in full operation during the upgrade of systems and equipment, the work must be done in multiple phases and in some instances requires the installation of temporary systems.

Work begins in March this year and is scheduled to be completed in February 2009.

The North River Water Pollution Control Plant was constructed by Slattery Skanska in 1987. It was built to treat half of Manhattan's sewage and was constructed atop a caisson and pile-supported structural platform over the Hudson River. The expansive concrete roof is home to a community park and recreation area that includes a stadium, swimming pool and playing fields.

The project is being carried out by the Skanska USA Civil unit Gottlieb Skanska. Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 4,500 employees. Skanska USA Civil's sales amounted to approximately SEK 12 billion in 2004.

For further information please contact:

Karen Diemer, Communications Manager,
Skanska USA Civil, tel +1 718 746 2785
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99



Press Release

February 25, 2005

Skanska secures highway project in Czech Republic valued at SEK 305 M

Skanska has been contracted to construct a highway in the Czech Republic. The contract is valued at SEK 305 M (CZK 1 billion) and is included in order bookings for the first quarter of 2005. The customer is the Czech National Highway Administration, which is providing nearly one fourth of the financing for the project, with the EU Cohesion Fund providing 76 percent.

The assignment involves a 3-kilometer bypass on the D1 highway at Kromeriz, near Brno in central Czech Republic. The project to broaden the section to four lanes connects with an earlier assignment on the same highway. The new project includes seven bridges, of which the longest is 130 meters and spans the Morava River. The road project also features a number of viaducts and reconstruction of road intersections.

Special environmental measures, such as building ponds and landscaping, will be carried out adjacent to the castle in Kromeriz, which has a history dating back to the 12th Century and since 1998 is on the UNESCO World Heritage List.

Skanska Czech Republic, which is the largest construction company in the country, had total sales of approximately SEK 8 billion in 2004. The company has 6,700 employees. Skanska Czech Republic's major projects in progress include an extension of the subway system in Prague and expansion of the capital city's international airport.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press Release

March 9, 2005

Skanska extends motorway in London for SEK 1.3 billion

Skanska has secured an assignment to plan, design and extend the M1 motorway to the northwest of London. The project, which is valued at a total of approximately SEK 3.2 billion (GBP 241 M) will be conducted in a joint venture with Balfour Beatty. Skanska's share of the design and construction contract amounts to SEK 1.3 billion (GBP 101 M) which will be included in order bookings for the first quarter of 2005. The customer is the UK Highways Agency.

The project comprises a 17-kilometer stretch of the M1 motorway situated to the northwest of London. The entire stretch shall be extended to four lanes on both the north and south-bound carriageways. Work also includes new interchanges as well as widening and, in some cases, new construction of a total of 18 bridges is also included in the assignment.

The Balfour Beatty Skanska joint venture will be responsible for the entire process, from planning and design to construction. The contract has been formulated in accordance with the Highways Agency's "Early Contractor Involvement" program, which serves to pass on greater responsibility to contractors and involve them at the planning stage. The intention is to utilize contractors' knowledge and experience to optimize lifecycle costs and increase road safety.

The planning and design processes will commence immediately and construction is planned to begin towards the end of the year. The project is scheduled for completion at the end of 2008.

Within the framework of its evaluation program, Capability Assessment Toolkit (CAT), the Highways Agency has identified Skanska as one of the construction companies with the capacity to meet the Agency's requirements in the implementation of large-scale road projects.

Skanska is one of the UK's leading construction companies. The company reported annual sales totaling slightly more than SEK 11 billion in 2004, with about 3,500 employees. The company is active in building construction and infrastructure projects, including utilities for water, energy and telecommunication. Skanska is the largest construction company in the British program for Public Private Partnerships, PPP/PFI (Private Finance Initiative), having projects, completed or underway, totaling GBP 2 billion.

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99



Press Release

March 11, 2005

Skanska to expand refinery in Brazil for SEK 1 billion, USD 153 M

Skanska has secured an order worth approximately USD 153 M (SEK 1 billion) to build a delayed coking unit at the Petrobras Reduc oil refinery in Brazil. The contract will be included in the order bookings for the first quarter of 2005. The customer is the Brazilian oil company, Petrobras.

The assignment is to construct a new delayed coking unit at Petrobras Reduc, one of Brazil's largest oil refineries, which is located at Duque de Caxias, close to Rio de Janeiro.

In addition to construction and installation work, the scope of the project includes partial purchasing and supply of materials, commissioning and post start-up assistance.

The project, which is to be started immediately, is scheduled for completion within 700 days, with start-up of the plant during 2007.

The delayed coking unit is part of Petrobras' program to gradually increase the capacity of the Reduc refinery and to meet the demand for coke from the steel industry.

The project will be implemented exclusively by Skanska Latin America, which is focused on construction of infrastructure, energy facilities and energy distribution networks. This Group company reported sales equivalent to SEK 2.8 billion in 2004, with approximately 8,000 employees.

Skanska Latin America has extensive experience from similar projects and is currently completing a refinery expansion project for Refap in southern Brazil.

For further information please contact:

Alfredo Rafael Collado, General Director, Skanska Brasil,

tel +55 11 5185 4444
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press Release

March 24, 2005

Skanska share incentive program linked to increased performance goals

As announced earlier, the Skanska Board of Directors has increased the company's financial goals and proposes in the notice to the Annual General Meeting that the Meeting decide on a long-term incentive program for senior executives aligned with the new goals. It is proposed that the program apply for the period 2005-2007, with payment in 2009-2011.

The overall goal for the program is to increase shareholder value and the ability to attract and retain key personnel. The program, which encompasses the 300 most senior executives, can provide a maximum 30-percent addition to fixed annual salary. The maximum costs for the allotment is approximately SEK 120 M annually.

Allotment is in the form of B shares that are distributed three years after being earned, contingent upon the employee not having chosen to leave the company. The program results in a maximum dilution of share capital of approximately 1.1 percent over three years. This will be Skanska's only Group-wide long-term incentive program and replaces an earlier program.

The program also includes terms for safe work environments, environmental impact, business ethics, fewer unprofitable projects and management supply. If these goals are not reached, any allotment is reduced by up to half.

The proposal will be addressed at the Annual General Meeting on April 7, 2005 and the Board proposal in its entirety is available at www.skanska.com

---

For further information please contact:

Sverker Martin-Löf, Chairman, Skanska AB,
tel +46 70 574 88 08

Hans Biörck, Executive Vice President and CFO,
Skanska AB, tel +46 8 753 88 00

SKANSKA



Press Release

April 5, 2005

Skanska to construct laboratory in Michigan for SEK 308 M (USD 43.3 M)

Skanska has been selected to provide construction management services for a large pharmaceutical building program in Michigan, US, for one of its repeat customers within the pharmaceutical sector. The contract value is SEK 308 M (USD 43.3 M) and is included in order bookings for the first quarter of 2005.

The construction program involves a new two-story, 10,400-square-meter (112,000-square-foot) facility with steel frame and architectural metal panel exterior. The project also includes renovation of 2,300 square meters (25,000 square-foot) of existing space at an adjacent building.

The construction management assignment starts immediately and is scheduled to be completed by the end of 2006.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design build services to a broad range of U.S. industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company also provides pharmaceutical validation services of facilities for pharmaceutical and biopharmaceutical customers. The company is headquartered in Parsippany, New Jersey, and has more than 4,100 employees.

Skanska is one of the world's leading construction groups with expertise in construction, project development of commercial and residential projects and public-private partnerships. Skanska is committed to finding innovative solutions by cooperating closely with customers and combining the company's international expertise with local presence. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99
Tom Crane, Senior Vice President, Corporate
Communications, Skanska USA Building,
tel +1 973 285 8004

Press release

April 7, 2005

Report from Skanska's Annual Shareholders' Meeting

At the Skanska Annual Shareholders' Meeting in Stockholm today, the following decisions were reached:

A dividend for 2004 was adopted in accordance with the Board of Directors' proposal of SEK 4.00 (preceding year: SEK 3.00). The record date for the dividend is April 12, 2005.

Members re-elected to the Board were Sverker Martin-Löf, Roger Flanagan, Ulrika Francke, Jane F. Garvey, Stuart Graham, Sören Gyll, Finn Johnsson, Arne Mårtensson and Anders Nyrén.

Sverker Martin-Löf was re-elected Board Chairman.

In accordance with the Board's earlier announced proposal, the Annual Shareholders' Meeting approved a long-term, share-incentive program adapted to the company's higher financial goals. The program is proposed to apply from 2005 - 2007 with remuneration in 2009 - 2011 and to encompass the 300 most senior executives. The program can provide a maximum 30-percent addition to fixed annual salary. The maximum cost for these distributions is approximately SEK 120 million annually. The program will result in a maximum dilution of share capital of about 1.1 percent over three years. In total, share awards representing a maximum of 3,900,000 Class B shares will be granted to employees under the program. To ensure the delivery of Class B shares under the Share Award Plan, Class D shares will be issued and immediately be repurchased by the company. Following the respective vesting period, the Class D shares will be reclassified into Class B shares and be transferred, free of charge, to employees within the Skanska Group that are entitled to shares in accordance with the Share Award Plan. In order to execute the Share Award Plan the Meeting also resolved to:

- amend the Articles of Association to introduce introduction of a new class of shares, named Class D

shares, which may be redeemed and be reclassified into Class B shares upon the request by the Board of Directors.

- authorize the Board of Directors to issue not more than 4,500,000 Class D shares (3,900,000 B shares for the allotment and an additional 600,000 B shares to cover social fees and other costs) at a subscription price corresponding to the par value of the shares. AB Industrivärden (publ) or any of its wholly owned subsidiaries may subscribe for the new shares at a subscription price corresponding to the par value of the shares.

- authorize the Board of Directors until the next Annual Shareholders' Meeting to repurchase all outstanding Class D shares at a purchase price corresponding to not less than SEK 3.00 and not more than SEK 3.10.

- Skanska may transfer, free of charge, Class B shares to employees within the Skanska Group that following the respective vesting period are entitled to shares in accordance with the Share Award Plan.

The Annual Shareholders' Meeting also approved the proposal as to how the nomination committee for the 2006 Annual Shareholders' Meeting shall be appointed. The nomination committee shall consist of the Board Chairman and one representative from each of the five major shareholders in the company in terms of voting rights. The names of the members are to be announced publicly not later than six months prior the 2006 Annual Shareholders' Meeting.

The Annual Shareholders' Meeting also decided to appoint KPMG Bohlins AB for the audit assignment for the four years until the 2009 Annual Shareholders' Meeting.

For further information, please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

SKANSKA

Press Release

April 11, 2005

Reporting in accordance with the International Financial Reporting Standards - IFRS

As of 2005, the Group is applying the International Financial Reporting Standard (IFRS). Skanska's interim report for the first quarter of 2005, which will be published on April 28, will be reported in accordance with IFRS.

To facilitate comparison with the results in prior periods, a material has been prepared with the effects from the transition to IFRS. In the material, quarterly results for 2004 are restated in accordance with the new standard. The opening balance for 2005, which is affected by the application of IAS 39 (Financial Instruments) and IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) is also described.

The tables can be downloaded in pdf as well as in Excel format at the Group's website www.skanska.com/Investorrelations.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01

Link to pdf document

Link to Excel document

SKANSKA

Press Release

April 20, 2005

Skanska secures bridge contract in Florida - Skanska's portion amounts to SEK 1 billion, USD 146 M

Skanska has secured a contract to design and construct two bridges in Florida. The contract is valued at SEK 1.7 billion (USD 243 million), of which Skanska's portion is 60 percent and Flatiron Constructors' is 40 percent. The contract is included in order bookings for the second quarter of 2005. The customer is the Florida Department of Transportation.

The contract includes twin high-level bridges on the I-10 Interstate Highway across Escambia Bay in Pensacola, Florida. The total length of the bridges is about 4.2 kilometers (13,867 feet). The project includes demolition of the two existing bridges that are now being replaced.

The proposal developed by the Skanska-managed joint venture received the highest possible technical score by the Florida Department of Transportation.

Preparatory work for construction starts immediately and work is scheduled to be completed in 29 months.

Tidewater Skanska and Flatiron Constructors are currently cooperating in a 60/40 joint venture at the Cooper River Bridge, which will be the longest cable-stay span in North America. Work on this bridge in South Carolina is now in the final stages and the bridge opens for traffic this spring, which is ahead of schedule.

Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 4,500 employees. Skanska USA Civil's sales amounted to approximately SEK 12 billion in 2004.

For further information please contact:

Karen Diemer, Communications Manager,
Skanska USA Civil, tel +1 718 746 2785
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press Release

April 20, 2005

Skanska secures highway project in Florida valued at SEK 540 M, USD 77 M

Skanska received a contract for reconstruction of the SR 60 Memorial Highway in Tampa, Florida. The contract is valued at SEK 1.3 billion (USD 193 M), of which Skanska's portion is 40 percent, corresponding to SEK 540 M. The order sum is included in order bookings for the second quarter of 2005.

The project is being carried out in a joint venture with Tidewater Skanska, which is responsible for 40 percent, and Flatiron Constructors 60 percent.

The customer is the Florida Department of Transportation.

The construction involves a 3.3-kilometer stretch of the SR 60 Memorial Highway in Tampa. The project also includes 20 bridges and all installations for drainage, signal systems and lighting.

Work begins in July 2005 and is scheduled for completion in 58 months.

As reported earlier, Tidewater Skanska and Flatiron Constructors received a contract from the same customer to design and build two bridges in Pensacola, Florida. This project totals SEK 1.7 billion (USD 243 M), of which Skanska's portion is 60 percent.

Tidewater Skanska and Flatiron Constructors are currently cooperating in a 60/40 joint venture at the Cooper River Bridge, which will be the longest cable-stay span in North America. Work on this bridge in South Carolina is now in the final stages and the bridge opens for traffic this spring, which is ahead of schedule.

Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 4,500 employees. Skanska USA Civil's sales amounted to approximately SEK 12

billion in 2004.

For further information please contact:

Karen Diemer, Communications Manager,
Skanska USA Civil, tel +1 718 746 2785
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press release

April 22, 2005

Skanska sells four properties for SEK 1.1 billion, with a gain of SEK 550 M

Skanska sells four properties in the Stockholm area for SEK 1,091 M with a capital gain of about SEK 550 M. Buyer is the American investment bank The Blackstone Group. The capital gain will be reported in the second quarter of 2005, at which time transfer and payment will also be made.

The portfolio of properties comprises about 85,000 square meters of office premises in total. The properties Apelsinen 5 in Solna, Sprängaren 8 in Sundbyberg and Skalholt 1 in Kista were built by Skanska in the 70's and 80's. The property Dykaren 10 in Stockholm was acquired by Skanska in 1999 after which it was totally renovated.

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99
Claes Larsson, President, Skanska Project Development Sweden, tel +46 8 504 350 18 or +46 70 581 11 08
Håkan Danielsson, President, Skanska Real Estate Stockholm, tel +46 8 504 350 70 or +46 70 553 80 70

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna, Sweden
Corp. ID 556000-4615

Public Company (publ)



PRESS RELEASE

Three month report, January–March 2005

Group highlights

SEK M	Jan-Mar 2005	Jan-Mar 2004
Revenue	25,484	26,033
of which revenue from divestments of properties in Commercial Project Development	*1,514*	*396*
Operating income	1,036	542
of which gains from divestments of properties in Commercial Project Development	*480*	*119*
of which income from discontinued operations	*13*	*48*
Income after financial items	1,095	504
Profit for the period	810	356
Earnings per share for the period, SEK	1.93	0.85
Capital employed, SEK bn	22.8	23.8
Equity, SEK bn	17.8	15.3
Net receivables (+)/Net debt (-), SEK bn	7.5	0.2
Return on capital employed, % [1]	23.6	17.7
Return on equity, % [1]	22.1	19.5
Operating cash flow before change in interest-bearing receivables and liabilities	-464	-126
Order bookings, SEK bn [2]	23.4	28.8
Order backlog, SEK bn [2]	119.0	118.9

1 Rolling 12 months
2 Refers to Construction

January-March 2005 compared to January-March 2004

- Revenue declined by 2 percent to SEK 25.5 billion (26.0). In Construction, revenue rose by 1 percent in local currencies.
- Operating income rose to SEK 1,036 M (542), mainly due to higher gains from property divestments than in the comparative period. Most units showed improved operating margins.
- During the period, properties in Denmark and Sweden with gross values of SEK 1,514 M (396) were divested. Gains from the divestments amounted to SEK 480 M (119).
- Income after net financial items rose to SEK 1,095 M (504).
- Profit for the period rose to SEK 810 M (356), which meant that earnings per share for the period amounted to SEK 1.93 (0.85).
- Order bookings declined by 19 percent, amounting to SEK 23.4 billion (28.8). Adjusted for currency rate effects, order bookings fell by 18 percent.

For further information, please contact:
Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 38 or cell phone +46 70 543 88 38

This and previous press releases can also be found at www.skanska.com

Comments from Skanska's President and CEO Stuart Graham:

- The overall market situation was stable in most of our home markets.
- During the first quarter of 2005 we saw continued improvement in margins, both in Construction operations and in Residential Project Development. Commercial Project Development realized substantial gains resulting from the divestment of fully developed properties, and BOT continues to generate value in its ongoing projects.
- Order bookings in the first quarter were weak but one quarter is too short a period to assess the business. We have a significant portfolio of projects in USA Building, UK and Poland where we are either the preferred bidder or have been selected by the customer pending financial close. We expect many of these to be entered into order bookings in the coming quarters.

Market outlook

Construction investments in several of Skanska's markets are continuing to show signs of recovery. In the Nordic countries, the situation is cautiously positive. Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing growth. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing, but in other segments of importance to Skanska, British investment volume is low. In the United States, investment activity in industrial and commercial construction remains at a low level. The outlook for industrial construction in the U.S. has still not improved. The market in the healthcare and educational sectors has plateaued at a high level.

Civil construction in most of Skanska's markets is showing continued signs of recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. Such a decision is expected during the late spring to early summer. The volume of projects out for tender is low, and there is keen competition for the projects that are initiated. The trend of the Norwegian civil construction market is positive, driven by projects for the oil industry as well as BOT investments in highways. In Finland, civil construction is growing. The Czech Republic and Poland are showing continued good growth, among other things due to EU membership. In Latin America, economic recovery is continuing, with a good outlook for electrical power projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and Norway. At the same time, late entrants to the market may lead to oversupply. In Sweden, there is heavy demand for residential units in the medium and lower price segments.

The vacancy rates in the Scandinavian and Central European office markets are expected to decline somewhat during 2005. Rent levels are expected to remain squeezed until vacancy rates have stabilized at a lower level. Skanska has experienced a substantial increase in leasing activities, which in the longer term should lead to new projects being initiated. In Scandinavia as well as in Central Europe there is a continued good demand from the investment market for properties with efficient space in the right locations.

Order bookings and backlog in Construction, SEK bn


150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q1 '03 Q2 '03 Q3 '03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings declined by 19 percent and amounted to SEK 23.4 billion (28.8). Adjusted for currency rate effects, order bookings declined by 18 percent. In the comparative period, among other things Skanska signed very large contracts in Sweden related to the rail tunnel through the Halland Ridge (Hallandsåsen) and in Norway connected to the Ormen Lange offshore gas field. During the first quarter of 2005, among the assignments that Skanska received was to plan, design and extend the M1 motorway in the United Kingdom, a contract in which Skanska's share is valued at SEK 1.3 billion. Skanska also signed an eight-year partnering agreement related to replacement of the network of gas distribution mains in north London. Skanska's total commitment over an eight-year period is valued at SEK 2.6 billion. In Brazil, Skanska signed contracted related to construction of a delayed coking unit at an oil refinery, worth about SEK 1 billion.

Order backlog

Order backlog was nearly unchanged, amounting to SEK 119.0 billion (118.9) at the end of the report period. Adjusted for currency rate effects, order backlog rose by 3 percent. Order backlog was equivalent to about 13 (12) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Mar 2005	Jan-Mar 2004
Revenue		
Construction	22,768	22,996
Residential Project Development	1,429	1,295
Commercial Project Development	1,851	624
BOT	6	5
Central and eliminations	-789	-672
Discontinued operations	219	1,785
Skanska Group	**25,484**	**26,033**
Operating income		
Construction	318	273
Residential Project Development	137	117
Commercial Project Development[1]	691	166
BOT	-9	-3
Central	-93	-86
Eliminations[1]	-21	27
Discontinued operations		
-earnings before interest and taxes	13	48
-gains from divestments	0	0
Operating income	**1,036**	**542**
Net interest	52	-33
Other net financial items	7	-5
Net financial items	**59**	**-38**
Income after financial items	**1,095**	**504**
Taxes	-285	-148
Profit for the period	**810**	**356**
Attributable to		
Equity holders	807	356
Minority interest	3	0
Earnings per share for the period	1.93	0.85
1 Of which gains from divestments of commercial properties reported in Commercial Project Development	476	75
Eliminations	4	44

Revenue totaled SEK 25.5 M (26.0), a decline of 2 percent. Adjusted for currency rate effects, revenue declined by 1 percent. Revenue of the Construction business stream rose by 1 percent in local currencies.

Operating income nearly doubled, amounting to SEK 1,036 M (542). Currency rate effects contributed positively to operating income in the amount of SEK 2 M. In the Construction business stream, operating income rose by 16 percent and amounted to SEK 318 M (273). The operating margin rose to 1.4 (1.2) percent. Residential Project Development increased its operating income by 17 percent to SEK 137 M (117). Practically all markets reported improved earnings, and the operating margin in the business stream rose to 9.6 (9.0) percent. The contribution to earnings from the Commercial Project Development business stream quadrupled. This increase was partly attributable to a large divestment volume of completed properties than in the comparative period. For ongoing projects that were divested during 2004, Skanska applies the percentage of completion principle of accounting, which had a positive effect on operating income during the period. Operating income in Commercial Project Development also included SEK 125 M related to payments for leases that were terminated early. Gains from property divestments amounted to SEK 480 M (119). The operating income of Skanska BOT totaled SEK -9 M (-3).

Corporate overhead totaled SEK -93 M (-86). The item "Discontinued operations" mainly includes operating income from those Swedish businesses that Skanska plans to divest during 2005. This applies to Flexator, Temporent, Skanska Prefab Mark and Skanska Glasbyggarna.

Net interest items improved as a consequence of Skanska's strengthened financial position and amounted to SEK 52 M (-33). Capitalization of interest expenses in ongoing projects totaled SEK 7 M (14). Other financial items totaled SEK 7 M (-5) and mainly consisted of currency rate differences.

Income after net financial items amounted to SEK 1,095 M (504). Taxes for the period amounted to SEK -285 M (-148), equivalent on an annualized basis to a tax expense of about 26 (29) percent. The comparatively low tax rate is mainly explained by lower nominal tax rates in certain home markets (for example Finland and the Czech Republic) as well as the positive tax effect from the discontinuation of subsidiaries outside Sweden. Profit for the period more than doubled, amounting to SEK 810 M (356). Earning per share for the period totaled SEK 1.93 (0.85).

Investments and divestments

SEK M	Jan-Mar 2005	Jan-Mar 2004
Investments	-1,450	-1,284
Divestments	2,711	1,606
Net investments[1]	1,261	322
1 Of which strategic investments/divestments	-15	-28

In the Construction business stream, investments rose to SEK -438 M (-185). This item was mainly related to investments in non-current assets for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -243 M (-39). In Residential Project Development, investments fell to SEK -644 M (-798). Net divestments in this business stream were SEK 352 M (176). Investments rose in Commercial Project Development and amounted to SEK -218 M (-181). Divestments in this business stream were substantially higher than during the same period last year and totaled SEK 1,514 M (396). Net divestments in Commercial Project Development totaled SEK 1,296 M (215). Investments in the form of equity and subordinated receivables in the BOT portfolio amounted to SEK -140 M (-18).

The Group's total investments were 13 percent higher than in the comparative period, amounting to SEK -1,450 M (-1,284). Divestments totaled SEK 2,711 M (1,606), and the Skanska Group's net amount of investments (-) and divestments (+) was SEK +1,261 M (+322).

Operating cash flow and change in interest-bearing net receivables/net debt

SEK M	Jan-Mar 2005	Jan-Mar 2004
Cash flow from business operations and net strategic investments by business stream		
Construction	-1,524	-163
Residential Project Development	225	125
Commercial Project Development	2,230	367
BOT	-173	-57
Central and eliminations	-187	-127
Discontinued operations	-138	241
Cash flow before taxes, financial operations and dividends	**433**	**386**
Taxes paid	-823	-453
Net interest items and other financial items	-72	-38
Dividend etc.	-2	-21
Cash flow before change in interest-bearing receivables and liabilities	**-464**	**-126**
Translation differences, net receivables/net debt	21	-128
Reclassification and change in accounting principle, interest-bearing net receivables/net debt	113	0
Interest-bearing liabilities acquired/divested	-29	-9
Effects of IAS 39	103	-
Other changes, interest-bearing net receivables/net debt	-25	3
Change in interest-bearing net receivables/net debt	**-281**	**-260**

Cash flow before taxes, financing operations and dividends rose by 12 percent compared to the same period last year, amounting to SEK 433 M (386). The weaker cash flow in the Construction business stream was partly explained by negative cash flow effects related to the project writedowns carried out in the United Kingdom and the United States during the fourth quarter of last year. There are also seasonal variations to changes in working capital where the first quarter normally is the weakest and the fourth quarter is the strongest. In Residential Project Development, cash flow rose by 80 percent to SEK 225 M (125). Commercial Project Development reported an improved cash flow amounting to SEK 2,230 M (367), due to a higher volume of property divestments than in the comparative period. In Skanska BOT, cash flow from operations totaled SEK -173 M (-57). The difference was explained by investments in equity and subordinate receivables in the BOT portfolio.

Taxes paid amounted to SEK -823 M (-453). The increase was explained by a supplementary tax payment amounting to SEK 600 M relating to withdrawal of tax allocation reserves. Dividends and adjustments of minority interest amounted to SEK -2 M (-21). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -464 M (-126).

Financial position

The Group's interest-bearing net cash surplus shrank by SEK 281 M, amounting to SEK 7,488 M (177) at the close of the report period. At the end of the period, the gross amount of interest-bearing loans and credits as well as interest-bearing pensions and liabilities classified as held for sale was SEK 4.9 billion (8.4).

At the end of the period, capital employed amounted to SEK 22.8 billion (23.8).

During the quarter, the equity of the Group rose by SEK 1 billion to SEK 17.8 billion (15.3). The net debt/equity ratio amounted to -0.4 (0.0) and the equity/assets ratio was 28.4 (23.4) percent.

Total assets in the consolidated balance sheet fell to SEK 62.8 billion (63.4). Currency rate effects increased total assets by SEK 1.5 billion.

The book value of current-asset properties amounted to SEK 11.2 billion (14.0), of which commercial properties in project development operations accounted for SEK 6.6 billion (9.4). See the table on page 15.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Mar 2005	Jan-Mar 2004	Mar 31 2005	Mar 31 2004	Dec 31 2004
U.S. dollar	6.92	7.35	7.05	7.57	6.62
British pound	13.09	13.50	13.28	13.89	12.70
Norwegian crown	1.10	1.06	1.11	1.10	1.09
Euro	9.08	9.18	9.14	9.26	9.00

Personnel

The number of employees in the Group was 52,866 (66,992), measured as the average number of employees.

Accounting principles and changes in accounting practices

Beginning with 2005, the Skanska Group is applying International Financial Reporting Standards (IFRS) in its financial reporting. The Interim Report has been prepared in accordance with IAS 34, "Interim financial reporting" and in accordance with the IFRS principles that are expected to be applied on December 31, 2005. IFRS is subject to continuous review, and changes may thus occur during 2005. Accounting practices, differences from earlier Swedish generally accepted accounting practices (GAAP) and a detailed presentation of their financial effects as well as recalculated comparative figures are provided in "Reporting in accordance with the International Financial Reporting Standards (IFRS)," which was published via press release on April 11, 2005 and is available at www.skanska.com.

In conjunction with the transition to IFRS, goodwill amounting to SEK 428 M has been transferred from the Construction business stream to Residential Project Development.

The application of IAS 39 has for Skanska led to an extended gross accounting of financial income and expenses.

Effective from January 1, 2005, Skanska has also changed its principle for reporting of contingencies (formerly contingent liabilities). The amount of completion guarantees is included until the project is handed over to the customer, which normally occurs upon approval of final inspection. Contingent liabilities are calculated as the contract value less the value of the portion carried out. The guarantee amount was previously unchanged until the guarantee formally expired. The guarantee amount is not reduced by offsetting against still unreceived payment from the customer. Likewise, guarantees received from subcontractors and material suppliers are not taken into account. In the case of the Skanska Group, this change affects recognition of the Group's liability for the portion of the commitments of construction consortia borne by consortium members outside the Group. Reciprocal guarantees that have been received concerning the share of joint and several liability borne by external consortium members are not taken into account. Tax cases, court and arbitration proceedings are no longer included in contingency amounts. Instead a separate description is provided.

The definitions of the following key financial ratios have changed due to the transition to IFRS:

Earnings per share	Profit/loss for the period attributable to equity holders of Skanska, divided by the average number of shares
Equity per share	Visible equity attributable to equity holders of Skanska, divided by the number of shares
Return on equity	Profit/loss attributable to equity holders of Skanska as a percentage of average visible equity attributable to equity holders of Skanska

For other key financial ratios, see the Annual Report for 2004.

Other matters

After an "intermediate judgment" in Sweden's Market Court in September 2004, it was clarified that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e. also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than the autumn of 2006. No new information has emerged either in the corresponding Finnish legal action or in cases where individual Swedish municipalities have sued construction companies, among them Skanska, maintaining they have suffered damage from alleged cartels.

Events after the close of the report period

As of today (April 28), Skanska has carried out property divestments worth SEK 1,091 M during the second quarter, with capital gains amounting to SEK 550 M.

Financial reports about the 2005 financial year

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com and can also be ordered from Skanska AB, Investor Relations.

The Group's reports related to 2005 will be published on the following dates:

July 28, 2005	Six Month Report
November 3, 2005	Nine Month Report
February 16, 2006	Year-end Report

Solna, April 28, 2004

STUART E. GRAHAM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

GROUP SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	25,484	26,033	120,714	121,263
Cost of sales	-22,928	-23,807	-110,827	-111,706
Gross income	**2,556**	**2,226**	**9,887**	**9,557**
Selling and administrative expenses	-1,543	-1,712	-6,782	-6,951
Income from divestments of discontinued operations	0	0	1,587	1,587
Income from joint ventures and associated companies	23	28	163	168
Operating income	**1,036**	**542**	**4,855**	**4,361**
Interest income	322	72	534	284
Interest expenses	-270	-105	-497	-332
Net interest	*52*	*-33*	*37*	*-48*
Other net financial items	7	-5	26	14
Net financial items	**59**	**-38**	**63**	**-34**
Income after financial items	**1,095**	**504**	**4,918**	**4,327**
Taxes	-285	-148	-1,278	-1,141
Profit for the period	**810**	**356**	**3,640**	**3,186**
Attributable to:				
Equity holders	807	356	3,624	3,173
Minority interest	3	0	16	13
Key financial figures				
Earnings per share, SEK	1.93	0.85	8.66	7.58
Average number of shares	418,533,072	418,533,072	418,533,072	418,533,072
Depreciation, non-current assets	-255	-327	-1,177	-1,249
Writedown, goodwill	0	-8	-160	-168
Return on capital employed, %	23.7	17.7	23.7	19.9
Return on equity, %	22.1	19.5	22.1	20.4
Average number of employees	52,866	66,992	52,866	83,803

CONTINUING OPERATIONS SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Revenue	25,265	24,248	117,274	116,257
Cost of sales	-22,754	-22,217	-107,233	-106,696
Gross income	**2,511**	**2,031**	**10,041**	**9,561**
Selling and administrative expenses	-1,511	-1,551	-6,303	-6,343
Income from divestments of discontinued operations	0	0	0	0
Income from joint ventures and associated companies	23	14	165	156
Operating income	**1,023**	**494**	**3,903**	**3,374**
Net financial items	**66**	**-34**	**86**	**-14**
Income after financial items	**1,089**	**460**	**3,989**	**3,360**
Taxes	-255	-132	-1,218	-1,095
Profit for the period	**834**	**328**	**2,771**	**2,265**
Earnings per share, SEK	1.99	0.78	6.59	5.38

DISCONTINUED OPERATIONS SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Revenue	219	1,785	3,440	5,006
Cost of sales	-174	-1,590	-3,594	-5,010
Gross income	**45**	**195**	**-154**	**-4**
Selling and administrative expenses	-32	-161	-479	-608
Income from divestments of discontinued operations	0	0	1,587	1,587
Income from joint ventures and associated companies	0	14	-2	12
Operating income	**13**	**48**	**952**	**987**
Net financial items	**-7**	**-4**	**-23**	**-20**
Income after financial items	**6**	**44**	**929**	**967**
Taxes	-30	-16	-60	-46
Profit for the period	**-24**	**28**	**869**	**921**
Earnings per share, SEK	-0.06	0.07	2.07	2.20

SUMMARY CASH FLOW STATEMENT SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Cash flow from operating activities	-76	98	6,345	6,519
Cash flow from investing activities	-410	679	117	1,206
Cash flow from financing activities	-171	-1,712	-4,263	-5,804
Cash flow for the period	**-657**	**-935**	**2,199**	**1,921**

of which discontinued operations SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Cash flow from operating activities	-136	230	-300	66
Cash flow from investing activities	36	3	2,381	2,348
Cash flow from financing activities	101	-353	377	-77
Cash flow for the period	**1**	**-120**	**2,458**	**2,337**

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Opening balance (IFRS excl IAS 39)	16,793	14,701	15,324	14,701
Change to IAS 39, opening balance 2005	-11	-	-11	-
Dividend	0	0	-1,256	-1,256
Translation differences	286	282	262	258
Effects of IAS 39 Hedge accounting	-42	-	-42	-
Change, minority interest	1	-15	-80	-96
Profit for the period	810	356	3,640	3,186
Closing balance	**17,837**	**15,324**	**17,837**	**16,793**

Group net investments

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
OPERATIONS - INVESTMENTS				
Intangible assets	-2	-22	-18	-38
Property, plant and equipment	-301	-223	-1,209	-1,131
Assets in BOT operations	-140	-18	-310	-188
Shares	-2	0	-8	-6
Current-asset properties	-968	-993	-5,241	-5,266
of which Residential Project Development	*-640*	*-819*	*-3,486*	*-3,665*
of which Commercial Project Development	*-216*	*-177*	*-1,370*	*-1,331*
of which other commercial properties	*-112*	*3*	*-385*	*-270*
Investments	**-1,413**	**-1,256**	**-6,786**	**-6,629**
OPERATIONS - DIVESTMENTS				
Intangible assets	2	10	-6	2
Property, plant and equipment	121	139	617	635
Assets in BOT operations	0	0	7	7
Shares	2	0	14	12
Current-asset properties	2,564	1,457	10,428	9,321
of which Residential Project Development	*994*	*999*	*4,138*	*4,143*
of which Commercial Project Development	*1,514*	*396*	*5,763*	*4,645*
of which other commercial properties	*56*	*62*	*527*	*533*
Divestments	**2,689**	**1,606**	**11,060**	**9,977**
Net investments in operations	**1,276**	**350**	**4,274**	**3,348**
STRATEGIC INVESTMENTS				
Businesses	-37	-27	-145	-135
Shares	0	-1	0	-1
Strategic investments	**-37**	**-28**	**-145**	**-136**
STRATEGIC DIVESTMENTS				
Businesses	7	0	2,085	2,078
Shares	15	0	494	479
Strategic divestments	**22**	**0**	**2,579**	**2,557**
Net strategic investments	**-15**	**-28**	**2,434**	**2,421**
TOTAL NET INVESTMENTS	**1,261**	**322**	**6,708**	**5,769**
Depreciation, non-current assets	-255	-327	-1,177	-1,249

Consolidated operating cash flow statement

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Cash flow from business operations before change in working capital	599	565	2,017	1,983
Change in working capital	-2,155	-501	-135	1,519
Net investments in business operations	1,276	350	4,274	3,348
Cash flow adjustment, net investments	728	0	675	-53
Taxes paid in business operations	-844	-435	-1,420	-1,011
Cash flow from business operations	**-396**	**-21**	**5,411**	**5,786**
Net interest items and other financial items	-72	-38	-68	-34
Taxes paid in financing operations	22	11	21	10
Cash flow from financing operations	**-50**	**-27**	**-47**	**-24**
CASH FLOW FROM OPERATIONS	**-446**	**-48**	**5,364**	**5,762**
Net strategic investments	-15	-28	2,434	2,421
Taxes paid on net strategic investments	-1	-29	-1	-29
Cash flow from net strategic investments	**-16**	**-57**	**2,433**	**2,392**
Dividend etc.	-2	-21	-1,269	-1,288
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-464**	**-126**	**6,528**	**6,866**
Change in interest-bearing receivables and liabilities	-193	-809	-4,329	-4,945
CASH FLOW FOR THE PERIOD	**-657**	**-935**	**2,199**	**1,921**
Liquid assets at the beginning of the period	8,868	7,037	6,226	7,037
Exchange rate differences in liquid assets	112	124	-102	-90
Liquid assets at the end of the period	**8,323**	**6,226**	**8,323**	**8,868**
Change in interest-bearing net receivables/net debt	-281	-260	7,361	7,382

Balance sheet

SEK M	Mar 31 2005	Mar 31 2004	*Jan 1 2005*	Dec 31 2004
ASSETS				
Non-current assets				
Property, plant and equipment	5,104	6,505	*4,978*	5,507
Goodwill	4,055	4,456	*3,899*	3,899
Intangible assets	536	561	*535*	535
Investments accounted for using the equity method	883	1,458	*862*	862
Financial assets[1]	1,426	1,585	*1,253*	1,137
Deferred tax assets	1,194	1,681	*1,442*	1,455
Total non-current assets	**13,198**	**16,246**	***12,969***	**13,395**
Current assets				
Current-asset properties[2]	11,174	13,985	*11,935*	11,948
Inventories	603	1,134	*605*	732
Financial receivables	2,734	879	*2,771*	2,490
Tax receivables	287	298	*269*	269
Costs and earnings in excess of invoicing	5,458	5,616	*3,653*	3,579
Trade and other receivables	20,185	21,054	*21,457*	21,622
Short-term investments	2,013	457	*3,053*	3,053
Cash and cash equivalents	6,298	5,769	*5,794*	5,815
Assets classified as held for sale	844	0	*869*	0
Total current assets	**49,696**	**49,192**	***50,406***	**49,508**
TOTAL ASSETS	**62,794**	**65,438**	***63,375***	**62,903**
of which interest-bearing non-current assets	*1,352*	*1,510*	*1,179*	*1,063*
of which interst-bearing assets held for sale	*12*	*0*	*21*	*0*
of which interest-bearing current assets	*11,045*	*7,105*	*11,618*	*11,358*
	12,409	*8,615*	*12,818*	*12,421*
EQUITY				
Equity attributable to equity holders	17,716	15,139	*16,665*	16,676
Minority interest	121	185	*117*	117
Total equity	**17,837**	**15,324**	***16,782***	**16,793**
LIABILITIES				
Non-current liabilities				
Loans and borrowings	3,073	5,556	*3,300*	3,046
Pensions	517	1,500	*518*	522
Deferred tax liabilities	2,413	3,104	*2,708*	2,744
Provisions	136	156	*135*	135
Total non-current liabilities	**6,139**	**10,316**	***6,661***	**6,447**
Current liabilities				
Loans and borrowings	1,273	1,363	*1,197*	1,006
Tax liabilities	421	339	*994*	998
Provisions	2,408	3,125	*2,722*	2,727
Invoicing in excess of costs and earnings	11,075	9,959	*10,471*	10,428
Trade and other payables	23,320	25,012	*24,224*	24,504
Liabilities classified as held for sale	321	0	*324*	0
Total current liabilities	**38,818**	**39,798**	***39,932***	**39,663**
TOTAL EQUITY AND LIABILITIES	**62,794**	**65,438**	***63,375***	**62,903**
of which interest-bearing loans and borrowings	*4,346*	*6,919*	*4,497*	*4,052*
of which interest-bearing pensions and provisions	*561*	*1,519*	*546*	*550*
of which interest-bearing liabilities held for sale	*14*	*0*	*6*	*0*
	4,921	*8,438*	*5,049*	*4,602*

Key financial figures

Capital employed, closing balance	22,758	23,762	*21,831*	21,395
Capital employed, average	22,986	26,319	*23,446*	23,391
Equity/assets ratio, %	28.4	23.4	*26.5*	26.7
Net receivables (+)/net debt (-), SEK m	7,488	177	*7,769*	7,819
Debt/equity ratio	0	0	*0*	0

1 of which interest-bearing receivables	1,352	1,510	*1,179*	1,063
of which shares	74	75	*74*	74
2 Current-asset properties				
Commercial Project Development	6,637	9,428	*7,395*	7,408
Other commercial properties	1,384	1,351	*1,272*	1,272
Residential Project Development	3,153	3,206	*3,268*	3,268
	11,174	13,985	*11,935*	11,948

Note Contingent liabilities

Contingent liabilities amounted to SEK 7.4 billion on Jan 1, 2005 according to changed accounting practices. No important events occurred during the quarter.

Regarding tax cases, court and arbitration proceedings, major ongoing legal proceedings were described in Note 32 in the Annual Report of 2004. No important events occurred during the first quarter of 2005.

Additional information

Business streams

Construction

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	22,768	22,996	107,749	107,977
Gross income	**1,543**	**1,548**	**6,675**	**6,680**
Selling and administrative expenses	-1,234	-1,281	-5,160	-5,207
Income from joint ventures and associated companies	9	6	42	39
Operating income	**318**	**273**	**1,557**	**1,512**
Investments	-438	-185	-1,583	-1,330
Divestments	195	146	1,127	1,078
Net investments	***-243***	***-39***	***-456***	***-252***
Cash flow from operations before investments and change in working capital	544	480	2,301	2,237
Change in working capital	-1,875	-609	636	1,902
Net investments in operations	-226	-39	-453	-266
Cash flow adjustment, net investments	50	5	123	78
Operating cash flow from business operations [1]	-1,507	-163	2,607	3,951
Strategic net investments	-17	0	-3	14
Cash flow	**-1,524**	**-163**	**2,604**	**3,965**
Gross margin, %	6.8	6.7	6.2	6.2
Selling and administrative expenses, %	-5.4	-5.6	-4.8	-4.8
Operating margin %	1.4	1.2	1.4	1.4
Capital employed, SEK bn	5.0	7.1	5.0	3.6
Return on capital employed (RoCE), %	29.0	21.6	29.0	*24.4*
Order bookings, SEK bn	23.4	28.8	110.6	116.0
Order backlog, SEK bn	119.0	118.9	119.0	113.5
Employees	51,078	52,326	51,078	51,583

1 Before taxes, financing operations and dividends

Residential Project Development

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	1,429	1,295	5,948	5,814
Gross income	**221**	**189**	**853**	**821**
Selling and administrative expenses	-84	-72	-317	-305
Income from joint ventures and associated companies	0	0	12	12
Operating income	**137**	**117**	**548**	**528**
Investments	-644	-798	-3,522	-3,676
Divestments	996	974	4,107	4,085
Net investments	**352**	**176**	**585**	**409**
Cash flow from operations before investments and change in working capital	-50	-46	-73	-69
Change in working capital	12	90	-202	-124
Net investments in operations	352	176	585	409
Cash flow adjustment, net investments	-89	-95	94	88
Operating cash flow from business operations [1]	225	125	404	304
Strategic net investments	0	0	0	0
Cash flow	**225**	**125**	**404**	**304**
Operating margin, %	9.6	9.0	9.2	9.1
Capital employed, SEK bn	2.8	2.8	2.8	2.8
Return on capital employed (RoCE), %	19.4	9.6	19.4	20.7
Employees	621	641	621	739

1 Before taxes, financing operations and dividends

Commercial Project Development

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	1,851	624	6,811	5,584
Gross income	**744**	**228**	**2,389**	**1,873**
Selling and administrative expenses	-54	-57	-212	-215
Income from joint ventures and associated companies	1	-5	-35	-41
Operating income	**691**	**166**	**2,142**	**1,617**
of which gain from divestments of properties[1]	476	75	1,823	1,422
of which operating net, completed properties	251	134	621	504
of which writedowns/reversal of writedowns	0	0	-98	-98
Investments	-218	-181	-1,373	-1,336
Divestments	1,514	396	5,833	4,715
Net investments	**1,296**	**215**	**4,460**	**3,379**
Cash flow from operations before investments and change in working capital	214	105	446	337
Change in working capital	-48	-44	-155	-151
Net investments in operations	1,297	218	4,457	3,378
Cash flow adjustment, net investments	767	91	457	-219
Operating cash flow from business operations before taxes[2]	2,230	370	5,205	3,345
Strategic investments	0	-3	4	1
Cash flow	**2,230**	**367**	**5,209**	**3,346**
Capital employed, SEK bn	7.6	9.5	7.6	7.8
Return on capital employed (RoCE), %	24.8	22.3	24.8	17.7
Employees	124	136	124	129
1 Additional gain included in eliminations was	4	44	32	72

2 Before taxes, financing operations and dividends

BOT

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	6	5	34	33
Gross income	**-2**	**-3**	**-11**	**-12**
Selling and administrative expenses	-19	-13	-76	-70
Income from joint ventures and associated companies	12	13	112	113
Operating income	**-9**	**-3**	**25**	**31**
of which gains from divestments of projects	0	0	0	0
Investments	-140	-18	-310	-188
Divestments	0	0	6	6
Net investments	**-140**	**-18**	**-304**	**-182**
Cash flow from operations before investments and change in working capital	-22	-16	-24	-18
Change in working capital	-11	-23	-3	-15
Net investments in operations	-140	-18	-304	-182
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations[1]	-173	-57	-331	-215
Strategic investments	0	0	0	0
Cash flow	**-173**	**-57**	**-331**	**-215**
Capital employed, SEK bn	1.7	1.4	1.7	1.5
Return on capital employed (RoCE), %	2.8	4.4	2.8	3.3
Employees	45	39	45	40

1 Before taxes, financing operations and dividends

At the end of the report period, the book value of shares, participations and subordinated receivables in BOT operations totaled about SEK 1.5 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 0.9 billion. The increase since year-end 2004 was attributable to currency effects.

Construction, by business/reporting unit

SEK M	Revenue Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Sweden	4,287	4,135	20,671	20,519
Norway	2,441	1,891	9,190	8,640
Denmark	929	777	3,788	3,636
Finland	1,467	1,602	7,488	7,623
Poland	599	384	4,185	3,970
Czech Republic	1,591	1,126	8,371	7,906
UK	2,148	3,055	10,117	11,024
USA Building	6,491	6,154	27,938	27,601
USA Civil	1,807	2,996	11,217	12,406
Latin America	718	543	2,960	2,785
International [1]	290	333	1,824	1,867
Total	**22,768**	**22,996**	**107,749**	**107,977**

1 International includes operations in Russia as well as International Projects.

SEK M	Operating income Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004	Operating margin, % Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Sweden	80	53	606	579	1.9	1.3	2.9	2.8
Norway	53	41	227	215	2.2	2.2	2.5	2.5
Denmark	17	10	60	53	1.8	1.3	1.6	1.5
Finland	10	12	261	263	0.7	0.7	3.5	3.5
Poland	2	-27	130	101	0.3	-7.0	3.1	2.5
Czech Republic	48	43	373	368	3.0	3.8	4.5	4.7
UK	72	101	23	52	3.4	3.3	0.2	0.5
USA Building	48	39	-404	-413	0.7	0.6	-1.4	-1.5
USA Civil	13	11	220	218	0.7	0.4	2.0	1.8
Latin America	21	23	116	118	2.9	4.2	3.9	4.2
International [1]	-46	-33	-55	-42	-15.9	-9.9	-3.0	-2.2
Total	**318**	**273**	**1,557**	**1,512**	**1.4**	**1.2**	**1.4**	**1.4**

SEK M	Order backlog Mar 31 2005	Mar 31 2004	Dec 31 2004	Order bookings Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Sweden	16,209	16,589	15,485	4,988	7,886	20,141	23,039
Norway	6,608	6,586	7,371	1,715	2,644	9,266	10,195
Denmark	2,420	1,979	2,157	989	792	3,715	3,518
Finland	5,050	5,116	4,854	1,576	1,427	7,465	7,316
Poland	4,402	3,144	3,844	1,097	817	4,839	4,559
Czech Republic	12,818	8,758	13,047	919	2,368	11,461	12,910
UK	16,516	12,750	13,318	4,700	1,116	14,434	10,850
USA Building	37,760	42,898	36,577	5,276	9,263	25,712	29,699
USA Civil	12,902	16,285	12,116	1,791	1,180	8,853	8,242
Latin America	2,760	2,122	2,885	413	505	3,832	3,924
International	1,511	2,628	1,844	-43	821	892	1,756
Total	**118,956**	**118,855**	**113,498**	**23,421**	**28,819**	**110,610**	**116,008**

Residential Project Development, by business/reporting unit

SEK M	Revenue Jan-Mar 2005	Revenue Jan-Mar 2004	Revenue Apr 2004-Mar 2005	Revenue Jan-Dec 2004	Operating income[1] Jan-Mar 2005	Operating income[1] Jan-Mar 2004	Operating income[1] Apr 2004-Mar 2005	Operating income[1] Jan-Dec 2004
Sweden	495	397	2,144	2,046	31	26	141	136
Norway	384	311	1,307	1,234	35	31	126	122
Finland	386	378	1,617	1,609	39	24	166	151
Poland	21	33	104	116	-1	3	6	10
Czech Republic	97	119	501	523	33	29	109	105
International	46	57	275	286	0	4	0	4
Total	**1,429**	**1,295**	**5,948**	**5,814**	**137**	**117**	**548**	**528**

SEK M	Operating margin, %[1] Jan-Mar 2005	Operating margin, %[1] Jan-Mar 2004	Operating margin, %[1] Apr 2004-Mar 2005	Operating margin, %[1] Jan-Dec 2004	Return on capital employed[2] Apr 2004-Mar 2005	Return on capital employed[2] Jan-Dec 2004
Sweden	6.3	6.5	6.6	6.6	25.3	25.6
Norway	9.1	10.0	9.6	9.9	10.3	13.1
Finland	10.1	6.3	10.3	9.4	27.0	24.0
Poland	-4.8	9.1	5.8	8.6	5.2	7.7
Czech Republic	34.0	24.4	21.8	20.1	46.8	48.6
International	0.0	7.0	0.0	1.4	3.9	8.6
Total	**9.6**	**9.0**	**9.2**	**9.1**	**19.4**	**20.7**

1 Development profit only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of March 2005, there were 5,874 (6,024) residential units under construction. Of these, 73 (71) percent were sold. The number of completed unsold residential units totaled 287 (353). During the first quarter, construction started on 1,020 (1,080) units. The number of residential units sold during the first three months of the year was 1,340 (1,180).

The book value of current-asset properties in Residential Project Development totaled SEK 3.2 billion (3.2). A breakdown of book value can be seen in the table below. The book value of undeveloped land and development properties was SEK 2.1 billion. This is equivalent to building rights for about 15,000 residential units. There are also about 3,200 building rights in associated companies.

Breakdown of book value, current-asset properties, March 31, 2005

SEK M	Residential Project *Development*	Commercial Project *Development*	Other commercial *properties*	*Total*
Completed projects	610	4,233	131	4,974
Ongoing projects	482	210	383	1,075
Land bank	2,061	2,194	870	5,125
Total	**3,153**	**6,637**	**1,384**	**11,174**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2004	Occupancy rate, %
Completed properties	4,233	4,233	6,050	72
Ongoing projects	210	598	768	32
Subtotal	**4,443**	**4,831**	**6,818**	
Land bank	2,194	2,194		
TOTAL	**6,637**	**7,025**		

Commercial Project Development has four projects underway, two of them in Sweden. Ongoing projects represent leasable space of about 38,000 sq. m (409,000 sq. ft.) and are 32 percent pre-leased, measured in rent. At the end of the report period, the book value of ongoing projects amounted to SEK 0.2 billion (Dec. 2004: 0.2). Their book value upon completion is expected to total SEK 0.6 billion, with an estimated market value of SEK 0.8 billion. The degree of completion in ongoing projects is about 35 percent.

The book value of Skanska's portfolio of completed projects amounted to SEK 4.2 billion (Dec. 2004: 4.6), with an estimated market value, based on an appraisal dated December 2004, of about SEK 6.0 billion (Dec. 2004: 6.9). The occupancy rate, measured in rent, amounted to 72 percent.

The book value of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 2.2 billion (Dec. 2004: 2.4).

As of today (April 28), Skanska has carried out property divestments worth SEK 1,091 M during the second quarter, with capital gains amounting to SEK 550 M.



Press Release

May 11, 2005

Skanska to build hospital in Norway for about SEK 340 M

Skanska has been contracted to extend the New Akershus University Hospital outside Oslo. The contract is valued at about SEK 340 M (NOK 300 M) and is included in order bookings for the second quarter of 2005. The customer is Helse Öst, eastern Norway's healthcare authority.

The project involves a 62,000 square meters large new building for the hospital's treatment departments.

"We are very proud that Helse Öst has chosen Skanska as a partner for this project. Through having access to the Group's international network, we can increase the added value for the customer," says Geir M. Aarstad, President of Skanska Norway.

In addition to treatment rooms, the new hospital building will have space for 570 beds, mostly single rooms. The various parts of the hospital will be connected with a glass-covered main street, with service stores, cafés and pharmacy. The New Akershus University Hospital serves about 340,000 people in northern Oslo and Romerike.

The project will start in June and is to be completed within 27 months in late summer 2007.

For further information please contact:

Pia Farstad, SVP, Communications, Skanska Norway,
tel +47 92 25 11 11
Peter Gimbe, SVP, Communications, Skanska AB,
tel +46 8 753 88 99

SKANSKA

Press Release

May 24, 2005

Skanska to build new medical center in California for SEK 540 M, USD 74 M

Skanska has been named construction manager for the expansion and renovation of the Regional Medical Center of San Jose in San Jose, California, USA. The contract amount of SEK 540 M, or USD 74 M, will be included in Skanska's order bookings for the second quarter of 2005.

The customer is the publicly listed US healthcare company HCA.

The project includes an approximately 13,000 square-meter (138,000 square-foot) in-patient tower and about 2,200 square meters (24,000 square-foot) of renovations.

The work will be performed by Skanska USA Building, which has assembled its hospital construction expertise in an internal knowledge facility called the Healthcare Center of Excellence.

Work on the site will commence in August and is expected to be completed in May 2008.

HCA is the leading publicly listed healthcare company in the US and is also one of Skanska's largest and most frequent customers in the healthcare area. Currently, Skanska is building different hospital projects for HCA in seven US states. HCA, which was founded in 1969, owns and operates about 280 hospitals and surgical clinics in 23 US states, and in the United Kingdom and Switzerland. In 2003, HCA reported revenues of USD 21.8 billion.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design build services to a broad range of U.S. industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company also provides pharmaceutical validation services of facilities for pharmaceutical and biopharmaceutical customers. The company is headquartered in Parsippany, New Jersey, and

has more than 3,800 employees.

Skanska is one of the world's leading construction groups with expertise in construction, project development of commercial and residential projects and public-private partnerships. Skanska is committed to finding innovative solutions by cooperating closely with customers and combining the company's international expertise with local presence. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99
Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building,
tel +1 973 285 8004

SKANSKA

Press Release

June 2, 2005

New President for Skanska USA Building

Skanska has appointed Ron Oakley as the new President of business unit Skanska USA Building. He will assume his duties immediately, replacing Johan Karlström, Executive Vice President of Skanska AB, who has served as Acting President of Skanska USA Building since February.

Karlström will continue to be based in the US as the member of the Group's Senior Executive Team with responsibility for Skanska's US operations, including Skanska USA Civil.

Ron Oakley has more than 30 years' management experience in the construction industry, and has been involved in construction operations for both private-sector and public-sector customers, as well as real-estate operations and project financing.

For 24 years, Mr. Oakley was employed by Fluor Corporation, one of the largest construction companies in the US, where his responsibilities included commercial, process and industrial construction, design/build and government assignments. He was also active in initiating the company's unit for transportation and public-private partnering projects. His most recent position was that of CEO of Lend Lease Americas.

"We are pleased to welcome Ron Oakley to Skanska," says Stuart Graham, President and CEO of Skanska. "We are convinced that his extensive experience of the US market will prove extremely valuable to us. We know that he shares our values regarding profitability, as well as our Code of Conduct, with its focus on ethics, safety and the environment."

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design build services to a broad range of U.S. industries, including biopharmaceutical,

educational, high-tech, healthcare, transportation and sports and entertainment. The company also provides pharmaceutical validation services of facilities for pharmaceutical and biopharmaceutical customers. The company is headquartered in Parsippany, New Jersey, and has more than 3,800 employees.

Skanska is one of the world's leading construction groups with expertise in construction, project development of commercial and residential projects and public-private partnerships. Skanska is committed to finding innovative solutions by cooperating closely with customers and combining the company's international expertise with local presence. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 99
Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building,
tel +1 973 285 8004



Press Release

June 7, 2005

Inter IKEA Investments requests reclassification of A shares to B shares

Inter IKEA Investments has submitted a request to Skanska to reclassify 1,500,000 Skanska A shares to the comparable number of B shares. As a result of the reclassification, Inter IKEA Investments' share of voting rights declines from 5.4 % to 3.4 %.

After reclassification, the number of A shares in Skanska will amount to 24,889,844, while the number of B shares in the company will total 393,663,228.

For further information please contact:
Peter Gimbe, Senior Vice President, Communications,
Skanska AB, tel +46 8 753 88 99

SKANSKA

Press Release

June 9, 2005

Skanska sells new development project in Budapest for SEK 273 M

Skanska is selling the ongoing Light Corner office project in Budapest. The buyer is an international bank group. The selling price is EUR 29.9 M, about SEK 273 M. The development gain is being reported in pace with the degree of completion and it is estimated that this will amount to a total of EUR 10 M, approximately SEK 91 M.

The property is under construction, with completion scheduled for January 2006, when the property is transferred to the buyer. Payment will be made during the first quarter 2006.

Light Corner comprises 13,600 square meters of office premises in six stories, with parking on two underground levels. The property in central Buda will be one of the city's most modern office buildings, with high comfort and security.

To date, Skanska has developed and sold four office projects and two shopping centers in Budapest, in total more than 100.000 square meters. Last year, Skanska sold Science Park, an office project comprising 30,000 square meters, which was fully leased already prior to completion.

Skanska Project Development Europe focuses on the development of commercial projects on the central European markets in Budapest, Prague and Warsaw, where the company has investment properties and land bank for development.

For further information please contact:

Fredrik Wirdenius, President, Skanska Project Development Europe, tel +46 70 553 80 62
Jan Johnsson, Managing Director, Skanska Property Hungary, tel +36 1 382 91 10
Anna Wenner, Press Officer, Skanska AB,

tel +46 8 753 88 99





Press Release

January 15, 2004

Skanska sells property in Stockholm for SEK 48.5 M, with a gain of SEK 47 M

Skanska Project Development Sweden is selling the Görväln 2 property in Stockholm to Svenska Fastighetsfond AB for SEK 48.5 M. The capital gain amounts to SEK 47 M and is being reported in the fourth quarter of 2003.

Görväln 2 is an office and production facility covering 7,300 square meters. The building from 1963 is fully leased to Recip AB.

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region.

During 2003, Skanska's project development operations in Sweden and Central Europe sold properties totaling SEK 7.6 billion, at a combined capital gain of around SEK 2.4 billion. Some 90 percent of the capital gain is attributable to projects completed during the past five years.

For further information please contact:

Anders Kupsu, President, Skanska Fastigheter Stockholm AB, tel +46 8 504 361 85 or +46 70 585 61 85
Björn Boestad, Business Development Manager, Skanska Fastigheter Stockholm AB,
tel +46 8 504 350 92 or +46 70 553 80 92
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

January 19, 2004

Skanska receives extended service contract valued at about SEK 1 billion

Skanska Facilities Management has signed an agreement with an existing customer whereby Skanska continues to be responsible for the customer's internal services. The new agreement is valued at SEK 990 M and covers a three-year period. The assignment comprises internal services for various facilities in Sweden.

Approximately SEK 820 M will be reported in order bookings for the fourth quarter of 2003. Including the new assignment, the average contract period for Skanska Services's backlog of orders is 2.5 years.

Under the agreement, Skanska will continue to supply and develop various facilities management services for worksites and offices. These services include mail and materials handling, security solutions, telephone services, reception, cleaning and staff restaurants.

"We value the continued confidence that the customer places in us as a facilities management partner. In cooperation with the customer we will continue to develop and enhance the efficiency of these internal services", says Mats Jönsson, President of Skanska Services, which includes Skanska Facilities Management.

Skanska is the largest supplier of facilities management services in the Nordic region. This involves providing and developing facilities management services for companies and authorities, allowing them to focus on their core operations.

Skanska's facilities management operations generate annual sales of approximately SEK 2.5 billion. The company currently has approximately 1,800 employees and operations in Sweden, Denmark, Norway, Finland, the UK and Belgium. Customers include Amersham, HP, Östergötland County Council, Philips, Pfizer, Ericsson, Saab, Scania, Volvo Car Corporation and Volvo Trucks.

For further information, please contact:

Ulf Wretskog, Business Area Manager, Skanska Facilities
Management AB, tel +46 8 504 364 05
Staffan Ebenfelt, President, Skanska Facilities
Management AB, tel +46 8 504 350 37
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38 or +46 70 543 88 38

SKANSKA

Press release

January 28, 2004

Strengthened focus on core operations in Skanska Sweden

The business unit Skanska Sweden is to focus more on its core operations - infrastructure and building construction as well as residential development and construction.

This means that a number of the special companies that currently operate within Skanska Sweden will be divested. This divestment process is expected to be completed by 2005.

The units involved are Skanska Installation, Myresjöhus, Temporent, Flexator, Skanska Glasbyggarna and ground products within Skanska Prefab. These operations reported sales totaling approximately SEK 3.4 billion in 2003, of which SEK 2.8 billion is external. Capital employed in the companies amount to approximately SEK 1.2 billion and the operations have about 2,100 employees.

"Our focus is on developing Skanska's core operations, which do not include these businesses. Our aim is to find solutions for these companies outside Skanska where they can have a long term better development", says Johan Karlström, Executive Vice President, Skanska AB.

The business unit Skanska Sweden had sales totaling SEK 25.5 billion in 2002, with 13,400 employees.

For further information, please contact:

Johan Karlström, Executive Vice President, Skanska AB, tel +46 8 753 88 00
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38 or
+46 70 543 88 38

This release and earlier releases are available at www.skanska.se

SKANSKA

Press release

January 29, 2004

Skanska takes initiative on global anti-corruption effort in engineering and construction industry

In a joint action with 18 other international engineering and construction (E&C) firms, Skanska has signed an initiative to fight corruption in the E&C industry. The initiative is being taken within the framework of the Engineering & Construction Task Force, a group affiliated with the World Economic Forum.

The companies, representing annual sales exceeding USD 70 billion, about SEK 510 billion, have committed to a "zero tolerance" policy on bribery and to the development of a program of internal systems and controls to prevent corruption.

"Corruption is a significant problem in the construction industry in many countries in the world, particularly for serious companies such as Skanska that compete legally. Accordingly, it is highly important that such a strong combination of companies now have joined forces to fight this", says Skanska's President and CEO Stuart Graham.

Skanska was one of the initiators behind the effort and one of the driving companies in the work to develop the new principles. In practice, the initiative involves such elements as the participating companies being forced to adopt distinct rules about what gifts may be given and received, how support to politicians and political parties may be carried out and how contacts with public authorities shall be conducted. Another important point is the requirement that employees must undergo ethics training.

"We have made strides in Skanska with the Code of Conduct we adopted in 2001 and the more stringent controls implemented in the Group. Nonetheless, this is work that must be ongoing and we are now moving ahead with the training of 25,000 employees worldwide, among other measures", says Stuart Graham.

Companies participating in the initiative will now strive to have additional companies in the industry as well as public authorities and other customers in the industry to join the fight against corruption.

For further information, please contact:

Stuart Graham, President and CEO, Skanska AB,
tel +46 8 753 88 50
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38 or
+46 70 543 88 38

This release and earlier releases are available at www.skanska.com

Companies that have signed the initiative:
Fouad M.T.Alghanim & Sons Group, Kuwait
Hilti AB, Liechtenstein
Turner International, USA
Fluor Corporation, USA
Murray & Roberts Holdings, South Africa
Skanska, Sweden
Aveng Limited, South Africa
Autostrade, Italy
Consolidated Contractors Company, Greece
Lahoud Engineering, Lebanon
SNC-Lavalin Group, Canada
Marhnos, Mexico
Obayashi Corporation, Japan
ABB, Switzerland
Corporacion Impsa, Argentina
CH2M HILL Companies, USA
Peremba Group of Companies, Malaysia
Karl Steiner Holding, Switzerland
Biwater, United Kingdom



Press Release

January 30, 2004

Skanska to build Stora Enso's paper mill in Kvarnsveden for SEK 600 M

Skanska has been contracted for earth works and building construction work in conjunction with Stora Enso's construction of a new paper machine (KP-M Project) at Kvarnsveden, Borlänge, Sweden.

The assignment is valued at about SEK 600 M and is included in Skanska's order bookings for the first quarter of 2004. In selecting a contractor, Stora Enso has taken many factors into consideration and found that Skanska offered the best alternative.

The project involves Skanska constructing a hall for the new paper machine, which will be the largest of its type in the world, rebuilding the existing premises and carrying out the related earth works. The level of prefabrication is high and great emphasis has been placed on work environment and safety.

"We have accumulated special expertise over many years in industrial construction to meet our customers' high demands," says Mats Williamson, President of Skanska Sweden. "The fact that we are now being entrusted with the construction of this facility, for the world's largest paper machine, is proof that we have succeeded."

Construction starts immediately and the project is scheduled for completion in December 2005. The project will create between 100 and 300 jobs during the construction period.

Skanska has a long tradition in industrial construction at Kvarnsveden. As early as 1900, the then Skanska Cementgjuteriet company built the Kvarnsveden power station and dam under contract to Stora Kopparbergs Bergslags AB.

For further information, please contact:

Mats Williamson, President, Skanska Sweden,

tel +46 8 504 368 54
Carl Sundström, District Manager, Skanska Sweden,
tel +46 70 210 98 34
Anders Backlund, Project Manager, Stora Enso,
tel +46 70 580 34 65
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38 or +46 70 543 88 38



Press Release

February 2, 2004

Skanska adapts financial reporting

In conjunction with Skanska's Year-End Report, to be published on February 13, some changes will be made to the Group's financial reporting.

1. Skanska has adapted the financial reporting as a consequence of the introduction of Swedish Financial Accounting Standards Council's recommendation RR22 "Presentation of Financial Statements." RR 22 stated that where alternative accounting principles exist, companies shall choose one principle and use it consistently. Skanska previously used both the proportional and equity methods in the reporting of joint ventures. Effective from the fourth quarter of 2003, only the equity method will be employed. Earnings from joint ventures, formerly included in the gross income, will now be reported as a separate item in the Income Statement. These changes will mainly affect reporting for the 50-percent owned Gammon Skanska, whose operations are primarily located in Hong Kong.

2. The item/line "Items affecting comparability" is to be removed from the Income Statement. Instead, these items will be reported with information in a note, in accordance with RR4.

3. To further focus the operations in Skanska's home markets, some operations are, effective January 1st, transferred to the Business Unit Skanska International, previously Skanska International Projects (SIP). Apart from SIP, the Business Unit will consist of the operations shown below. These will not be reported separately but are included in Skanska International. Also the share of income from Gammon Skanska will be included under Skanska International.

Unit	Previously reported
Skanska Cementation India	Under India
Skanska Whessoe	Under UK
Skanska Cementation Mining	Under UK
Skanska Russia	Under Finland and Eastern Europe

Group, SEK M 2002	Jan-Dec 2002	Adj. associated companies and J/V's		Adj. items aff. comp.	New Jan-Dec 2002
Net sales	146,356	-4,323			142,033
Gross income	12,092	-361		-150[2]	11,581
Selling and adm. expenses[1]	-9,471	287		-1,131	-10,315
Share of income in associated companies and joint ventures			-285		-285
Items affecting comp.	-1,645	364		1,281	
Operating income	976	5		0	981
Net financial items	-903	-5			-908
Income after financial items	73	0			73
Net profit	-837	0			-837
Total assets	78,364	-1,616			76,748
Interest bearing net debt	-9,030	-346			-9,376
Order intake	137,590	-2,965			134,625
Order backlog	137,940	-2,774			135,166
Employees	76,358	-3,660			72,698
[1] Of which goodwill amortization and writedowns	*-789*	*34*			*-1 886*

[2] Writedown of surplus values in properties in Skanska Poland

Group, SEK M 2003	Jan-Sep 2003	Adj. associated companies and J/V's		Adj. items aff. comp.	New Jan-Sep 2003
Net sales	99,481	-2,207			97,274
Gross income	9,473	-148			9,325
Selling and adm. Expenses[3]	-6,219	134			-6,085
Share of income in associated companies and joint ventures	0		15		15
Items affecting comp.					
Operating income	3,254	1			3,255
Net financial items	-371	-1			-372
Income after financial items	2,883	0			2,883
Net profit	2,001	0			2,001
Total assets	71,033	-1,361			69,672
Interest bearing net debt	-3,897	-215			-4,112
Order intake	104,402	-4,963			99,439
Order backlog	134,324	-4,999			129,326
Employees	73,645	-3,526			70,119
[3] Of which goodwill amortization and writedowns	*-341*	*11*			*-330*

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB,
tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com



Press Release

February 9, 2004

Skanska lands school project in Connecticut for SEK 315 M, USD 44 M

Skanska has been contracted to provide construction management services for two school projects in Connecticut, in the US. The contract, amounting to SEK 315 M (USD 44 M), will be included in order bookings for the first quarter of 2004. The customer is the City of New London in Connecticut.

The assignment involves pre-construction and construction management services for two school building projects, CB Jennings Elementary School and Science Technology Magnet High School in New London. The work also includes refurbishing of science classrooms for New London High School. The projects total 12,500 square meters (135,000 square feet) and will provide classrooms for approximately 1,200 students.

Skanska's assignment includes demolition of the existing CB Jennings Elementary School, which will be replaced during the construction period by temporary modular classrooms. Skanska will also carry out the on site works for the temporary modules.

Work begins immediately and the new schools are scheduled to be completed for occupancy in autumn 2005.

The project will be carried out by Skanska USA Building's office in Connecticut.

For further information please contact:

Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building,
tel +1 973 394 9100
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38


SKANSKA

Skanska AB

Mail SE-169 83 SOLNA
Visit Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Web www.skanska.se
Seat Malmö
Org no 556000-4615

Public company (publ)

PRESS RELEASE

SKANSKA YEAR-END REPORT, JANUARY – DECEMBER 2003

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Net sales	35,605	37,339	132,879	142,033
of which net sales on sale of properties in Commercial Project Development	*2,468*	*454*	*7,542*	*780*
Operating income	1,277	-948	4,532	981
of which gain on sale of properties in Commercial Project Development	*645*	*249*	*2,399*	*294*
Income after financial items	1,189	-989	4,072	73
Net income	760	-1,345	2,761	-837
Earnings per share for the period	1.82	-3.21	6.60	-2.00
Operating cash flow from business operations[1]	5,019	2,930	10,913	3,394
Capital employed	24,460	31,640	24,460	31,640
Return on capital employed[2]	17.1	4.2	17.1	4.2
Net cash (+)/Net debt (-)	150	-9,376	150	-9,376
Shareholders' equity	14,169	14,217	14,169	14,217
Order bookings	21,689	33,552	121,128	134,625
Order backlog	116,401	135,165	116,401	135,165

1 Before taxes
2 Rolling twelve months

Group highlights

Fourth quarter of 2003 compared to fourth quarter of 2002

- Net sales of the Skanska Group declined by 5 percent to SEK 35,605 M (37,339). Adjusted for currency rate effects, net sales rose by 5 percent.
- Operating income rose to SEK 1,277 M (−948).
- Gain on sale of properties in Commercial Project Development amounted to SEK 645 M (249).
- Income after financial items rose to SEK 1,189 M (−989).
- Net income amounted to SEK 760 M (−1,345) and earnings per share in the fourth quarter amounted to SEK 1.82 (−3.21).
- Order bookings declined by 35 percent to SEK 21.7 billion. Adjusted for currency rate effects, order bookings fell by 31 percent. Order backlog amounted to SEK 116 billion, a decline of 14 percent, compared to year-end 2002. Adjusted for currency rate effects, order backlog decreased by 2 percent.

January – December 2003 compared to January – December 2002

- Net sales of the Skanska Group declined by 6 percent to SEK 132,879 M (142,033). Adjusted for currency rate effects, net sales rose by 3%.
- Operating income rose to SEK 4,532 M (981).
- Gain on sale pf properties in Commercial Project Development amounted to SEK 2,399 M (294).
- Income after financial items rose to SEK 4,072 M (73).
- Net income amounted to SEK 2,761 M (−837) and earnings per share reached SEK 6.60 (−2.00).
- Improved financial position. Interest-bearing net debt, which amounted to SEK −9,376 M on January 1, 2003, gradually decreased during the year, and at the end of 2003 had become a net cash position of SEK 150 M.
- Capital employed shrank to SEK 24.5 billion (31.6).
- Cash flow from business operations rose to SEK 9,970 M (1,966).
- The Board of Directors proposes a dividend of SEK 3.00 (2.00) per share for the 2003 financial year.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38 or mobile +46 70 543 88 38

This and previous press releases can also be found at **www.skanska.com**

Order bookings and backlog, SEK bn


200
175
150
125
100
75
50
25
0
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 03
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis

Operating income before items affecting comparability, SEK M


5000
4000
3000
2000
1000
0
-1000
-2000
Q1 -02
Q2 -02
Q3 -02
Q4 -02
Q1 -03
Q2 -03
Q3 -03
Q4 -03
Gain on sales of properties/quarter
Operating income/quarter
Operating income, rolling 12 month basis

Order bookings

October – December

Order bookings declined by 35 percent and amounted to SEK 21,689 M (33,552). Adjusted for currency rate effects, order bookings fell by 31 percent. Order bookings declined significantly in the United Kingdom, USA Building (American commercial construction) and in Poland. A weak construction market, combined with large contracts won in the comparative period, explain the downturn: During the fourth quarter of 2002, Skanska's Polish operations landed a contract to build the Zlote Tarasy project in Warsaw – a contract worth about SEK 1.8 billion – and in the U.K., Skanska reached financial closing of the Coventry hospital project, worth SEK 5.4 billion.

During the fourth quarter of 2003, order bookings rose significantly in the Czech Republic, Norway, and Finland and at Skanska Services. During the period, Skanska was awarded a contract to build an interchange on the beltway around Washington D.C., worth about SEK 1.1 billion. In the Czech Republic, Skanska signed a contract worth SEK 772 M to design and build the new headquarters of the Czech bank CSOB. Czech operations also received the assignment to build a new terminal at Prague Ruzyne International Airport; Skanska's share of the contract amounted to SEK 643 M. In North Carolina, Skanska USA Civil signed a highway construction contract worth about SEK 715 M. Skanska Services got its first major public sector assignment when it signed a four-year facilities management contract, worth approximately SEK 500 M, with the Östergötland County Council in Sweden.

During December, Skanska, in consortium with Innisfree, was selected to redevelop St. Bartholomew's Hospital (Barts) and The Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion (approx. SEK 13 bn), will be included in order bookings when the contract and financing agreement have been signed. This is expected to be completed in early 2005.

January – December

Order bookings declined by 10 percent and amounted to SEK 121,128 M (134,625). Currency rate effects lowered the total by 9 percent, mainly due to the weakening of the American dollar, the British pound and the Norwegian krone. Due to the continued weak construction market and a strong comparative period, order bookings fell by 1 percent in terms of local currencies.

Order backlog

Order backlog at year-end totaled SEK 116,401 M (135,165), which represented a 14 percent decline. In terms of local currencies, order backlog fell by 2 percent compared to year-end 2002 and by 12 percent compared to September 2003. Order backlog was equivalent to about 12 (13) months of construction work at comparable exchange rates.

Net sales and income

Performance analysis

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Net sales				
Construction and Services	32,323	35,751	121,602	136,361
Commercial Project Development	2,758	824	8,861	2,214
Residential Project Development	1,865	2,157	6,334	7,333
BOT	15	23	87	38
Central & eliminations	-1,356	-1,416	-4,005	-3,913
Consolidated	**35,605**	**37,339**	**132,879**	**142,033**
Earnings before interest, taxes and amortizations				
Construction and Services	749	112	2,263	2,406
Commercial Project Development	750	385	3,061	1,049
Residential Project Development	136	212	305	377
BOT	2	-12	27	-41
Central	-115	-212	-484	-688
Closed down operations	9	-10	10	-164
Eliminations	1	-56	-65	-72
Consolidated	**1,532**	**419**	**5,117**	**2,867**
Goodwill amortization and writedowns[1]	-255	-1,367	-585	-1,886
Operating income	**1,277**	**-948**	**4,532**	**981**
Net interest items	-49	-145	-393	-631
Other financial items	-39	104	-67	-277
Net financial items	**-88**	**-41**	**-460**	**-908**
Income after financial items	**1,189**	**-989**	**4,072**	**73**
Taxes	-435	-330	-1,303	-856
Minority interests	6	-26	-8	-54
Net income for the period	**760**	**-1,345**	**2,761**	**-837**
Earnings per share for the period	1.82	-3.21	6.60	-2.00
1 Of which lump-sum writedown goodwill	-	-1,131	-	-1,131

October – December

Net sales totaled SEK 35,605 M (37,339), a decline of 5 percent. Adjusted for currency rate effects, net sales rose by 5 percent.

During the fourth quarter Skanska announced the intention to sell its mining operations in South Africa, Canada and Australia. This adversely affects Skanska's U.K. operation by SEK 104 M, of which SEK 85 M pertains to a writedown of goodwill. Also announced during the quarter were restructuring costs of SEK 225 M pertaining to a reduction of headcount and office space in Sweden (SEK 36 M), Norway (SEK 33 M), Russia (SEK 18 M) and the U.K. (SEK 83 M) and at Skanska Teknik (SEK 55 M).

Operating income increased to SEK 1,277 M (−948). Currency rate effects, mainly related to Construction and Services, had a positive impact of SEK 16 M on operating income. In Construction and Services, operating income before goodwill amortization rose sharply, amounting to SEK 749 M (112). Polish operations improved their operating income that amounted to SEK 48 M (-178), and in Sweden operating income totaled SEK 174 M (27). Danish and Finnish operations also improved their earnings, while USA Civil (American civil construction), the U.K. and Russian operations accounted for the largest declines in earnings. Residential Project Development reported that operating income before goodwill amortization declined to SEK 136 M (212). Commercial Project Development boosted its operating income to SEK 750 M (385) as an effect of increased divestments of completed commercial projects. Skanska BOT increased its operating income to SEK 11 (−12). Corporate overhead shrank to SEK −115 M (−212). The item "closed down operations" includes Skanska Telecom Networks, which was discontinued in 2002.

In Construction and Services, operating margin amounted to 1.4 (-3.5) percent.

Of goodwill amortizations and writedowns during the period, SEK 86 M is amortization, SEK 85 M is the writedown in the mining operations described above and the remaining amount is related to impairments primarily in Sweden and Norway.

As a consequence of lower debt, net interest items improved to SEK −49 M (−145). Capitalization of interest payments amounted to SEK 31 M (34). Other financial items amounted to SEK −39 M (104) and included exchange rate losses. Income after financial items rose to SEK 1,189 M (-989).

Net profit for the period rose to SEK 760 M (−1,345). Earnings per share during the period amounted to SEK 1.82 (−3.21).

January – December

Net sales declined by 6 percent to SEK 132,879 M (142,033). Currency rate effects had a negative impact of 9 percent on net sales. Operating income rose to SEK 4,532 M (981). Currency rate effects lowered operating income by SEK 171 M. In Construction and Services, operating margin amounted to 1.4 (0.5) percent. In Commercial Project Development, operating income amounted to SEK 3,061 M (1,049) of which gain of sale of properties was SEK 2,399 M (294).

Net interest items totaled SEK –393 M (-631) and "Other financial items" decreased to SEK –67 M (-277). This mainly includes currency rate losses. The larger amount in the comparative period pertained, among other things to provisions made to safeguard the commitments specified by the pension plans in force at that time in the Swedish pension funds. Capitalization of interest payments amounted to SEK 84 M (144).

Income after financial items climbed to SEK 4,072 M (73). Taxes for the year amounted to SEK -1,303 M (-856), equivalent to a tax cost of about 32 percent, which is lower than in the comparative period. One reason for the lower tax rate was that a larger share of taxable earnings during the period, among other things capital gains on the sale of properties, was attributable to European countries, which generally have lower corporate tax rates than in the United States. Another explanation is that American operations generated a larger share of earnings in the comparative period. In addition, the tax burden was reduced by about SEK 400 M on an annual basis as an effect of the Administrative Court of Appeal's rulings concerning previously claimed tax deductions (the "aircraft leasing" cases). See "Other matters" on page 13. Net profit for the year rose to SEK 2,761 M (–837).

Return on capital employed was 17.1 (4.2) percent. Return on shareholders' equity was 19.5 (–5.2) percent.

Net profit per share for the year totaled SEK 6.60 (–2.00).

Investments and divestments

Group net investments

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
OPERATIONS - INVESTMENTS				
Intangible fixed assets	-15	-21	-51	-52
Tangible fixed assets	-421	-601	-1,309	-1,636
Assets in BOT operations	-95	-96	-115	-579
Shares	25	0	15	0
Current-asset properties	-1,513	-1,984	-5,372	-6,890
Residential project development	*-1,093*	*-1,502*	*-3,772*	*-4,692*
Commercial project development	*-420*	*-482*	*-1,600*	*-2,198*
Investments	**-2,019**	**-2,702**	**-6,832**	**-9,157**
OPERATIONS - DIVESTMENTS				
Intangible fixed assets	3	6	4	9
Tangible fixed assets	206	210	381	522
Assets in BOT operations	0	0	1	0
Shares	0	0	0	0
Current-asset properties	4,465	2,110	12,956	6,601
Residential Project Development	*1,477*	*1,528*	*4,581*	*5,328*
Commercial Project Development	*2,988*	*582*	*8,375*	*1,273*
Divestments	**4,674**	**2,326**	**13,342**	**7,132**
Net investments in operations	**2,655**	**-376**	**6,510**	**-2,025**
STRATEGIC INVESTMENTS				
Businesses	-83	-21	-90	-498
Shares	-3	9	-5	-41
Strategic investments	**-86**	**-12**	**-95**	**-539**
STRATEGIC DIVESTMENTS				
Businesses	-3	3	66	0
Shares	3	-41	433	351
Strategic divestments	**0**	**-38**	**499**	**351**
Net strategic investments	**-86**	**-50**	**404**	**-188**
TOTAL NET INVESTMENTS	**2,569**	**-426**	**6,914**	**-2,213**
Depreciation, fixed assets, excl goodwill amortization	-328	-445	-1,377	-1,680

October – December

Investments in operations amounted to SEK –2,019 M (–2,702). The volume of investments in current-asset properties declined to SEK -1,513 M (-1,984). Investments in tangible fixed assets continued to decline and totaled -421 M (-601). Divestments in operations amounted to SEK 4,674 M (2,326). The sale of current asset properties amounted to SEK 4,465 M (2,110). The increase was due to higher divestment volume in Commercial Project Development, that amounted to SEK 2,988 M (582). The sales level of residential units was stable and during the last quarter of the year divestments of SEK 1,477 M (1,527) were made. The net amount of the Group's investments (–) and divestments (+) was SEK +2,655 M (–376).

Net strategic investments totaled SEK –86 M (–50). The net amount of investments and divestments, including net strategic investments, totaled SEK 2,569 M (–426).

January – December

Investments in operations amounted to SEK –6,832 M (–9,157). Divestments in operations amounted to SEK 13,342 M (7,132) of which was attributable to Commercial Project Development SEK 8,375 M (1,273) and to Residential Project Development SEK 4,581 M (5,328). The net amount of the Group's investments (–) and divestments (+) in operations was SEK 6,510 M (–2,025).

Net strategic investments totaled SEK 404 M (–188). The net amount of investments and divestments, including net strategic investments, was SEK 6,914 M (–2,213).

Cash flow

Consolidated cash flow statement

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
CASH FLOW FROM OPERATIONS				
Cash flow from business operations before change in working capital	1,086	1,227	3,442	4,278
Change in working capital	1,234	2,084	913	-1
Net investments in business operations	2,655	-376	6,510	-2,025
Cash flow adjustment net investment	44	-5	48	1,142
Cash flow before taxes from business operations	**5,019**	**2,930**	**10,913**	**3,394**
Paid taxes in in business operations	-146	0	-943	-1,428
Cash flow from business operations	**4,873**	**2,930**	**9,970**	**1,966**
Net interest items and other financial items	-59	-75	-430	-668
Change in interest-bearing receivables and liabilities	-1,463	-2,628	-8,067	-1,115
Taxes paid in financial operations	24	14	135	156
Cash flow from financial operations	**-1,498**	**-2,689**	**-8,362**	**-1,627**
CASH FLOW FROM OPERATIONS	**3,375**	**241**	**1,608**	**339**
Net strategic investment	-86	-50	404	-188
Taxes paid on net strategic investment	-16	-62	740	-917
Cash flow from net strategic investment	**-102**	**-112**	**1,144**	**-1,105**
Dividend etc.	-57	-38	-864	-1,306
CASH FLOW FROM THE PERIOD	**3,216**	**91**	**1,888**	**-2,072**
Liquid assets at the beginning of the period	3,924	5,856	5,763	8,630
Exchange rate differences in liquid assets	-103	-184	-614	-795
Liquid assets at the end of the period	**7,037**	**5,763**	**7,037**	**5,763**
Change in net debt	4,262	2,473	9,526	-2,000

October – December

Cash flow from business operations before change in working capital totaled SEK 1,086 M (1,227). Change in working capital totaled SEK 1,234 M (2,084). The fourth quarter is seasonally the strongest in terms of release of working capital. Cash flow in business operations before taxes paid rose to SEK 5,019 M (2,930), primarily due to considerably larger divestments than in the comparative period. Cash flow from business operations totaled SEK 4,873 M (2,930).

Cash flow from strategic investments amounted to SEK –102 M (–112).

January – December

Cash flow from business operations before change in working capital totaled SEK 3,442 M (4,278). Change in working capital amounted to SEK 913 (–1). Cash flow in business operations before taxes paid rose to SEK 10,913 M (3,394) as a consequence of the large divestments during the year. Cash flow from business operations totaled SEK 9,970 M (1,996).

Cash flow from strategic investments amounted to SEK 1,144 M (–1,105).

Financial position

Capital employed by business stream

SEK bn	Constr. & Services	PDR	PDC	BOT	Central & Eliminations	Consolidated
Intangible fixed assets	4.3	0.0	0.0	0.4	0.0	4.7
Tangible fixed assets	6.7	0.1	0.0	0.0	0.0	6.8
Shares and participations	0.7	0.1	0.1	0.7	-0.2	1.4
Properties, commercial	1.0	0.0	9.5	0.0	-0.2	10.3
Properties, residential	0.0	3.4	0.0	0.0	0.0	3.4
Interest bearing receivables	1.7	0.2	0.1	0.1	1.1	3.2
Net working capital	-8.3	-1.0	-0.3	0.0	-2.7	-12.3
Cash & bank s. t. investments	3.4	0.1	0.1	0.0	3.4	7.0
Capital employed	9.5	2.9	9.5	1.2	1.4	24.5

Skanska has continued to reduce capital employed. At the close of 2003, the Group's capital employed totaled SEK 24.5 billion (Dec. 2002: 31.6). The reduction in capital employed underway earlier in the year continued during the fourth quarter. Compared with the end of the third quarter, the Group reduced its capital employed by 2 percent to SEK 24.5 billion (25.0).

In Construction and Services, the decline during the fourth quarter was 30 percent and capital employed at the end of the period was SEK 9.5 (13.5) billion. In Residential Project Development, capital employed fell during the fourth quarter to SEK 2.9 billion (5.0), in Commercial Project Development it declined to SEK 9.5 billion (13.0) and in BOT the corresponding figure was SEK 1.2 billion (1.0). In Construction and Services, capital employed dropped to a level below the target figure of SEK 16 billion. Residential Project Development has reached its' target of SEK 3 billion whilst Commercial Project Development has approached its' target figure of SEK 8 billion. Outstanding commitments of approximately SEK 1.0 billion in BOT mean that BOT operations are approaching their target figure of SEK 3 billion in capital employed.

Change in interest-bearing net debt

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Net debt, opening balance	**-4,112**	**-11,849**	**-9,376**	**-7,376**
Cash flow from business operations	4,873	2,930	9,970	1,966
Cash flow from financial operations excluding change in interest-bearing receivables and liabilities	-35	-61	-295	-512
Cash flow from strategic investments, net	-102	-112	1,144	-1,105
Dividend etc.	-57	-38	-864	-1,306
Change in accounting principle for pensions	-77	-	-1,362	-
Interest-bearing debts, acquired/sold	-23	195	846	-
Translation differences	70	-286	427	-389
Reclassification of pension liabilities to interest-bearing liabilities	-	-28	-	-656
Other reclassification	-427	-	-459	-
Other	40	-127	119	2
Net debt (-) / Net Cash (+), closing balance	**150**	**-9,376**	**150**	**-9,376**

January – December

The Group's interest-bearing net debt declined by SEK 9,526 M and constituted a net cash of SEK 150 M (–9,376) at year-end. The net decrease is mainly explained by the substantial divestments of primarily commercial properties, but also by a positive trend in cash flow from business operations and a decrease in tied-up working capital..

Liquid assets and interest-bearing receivables increased by SEK 2,492 to SEK 10,241 (7,749). Interest-bearing liabilities and provisions shrank by SEK 7,034 M to SEK 10,091 M (17,125).

During 2003, the shareholders' equity of the Group fell to SEK 14,169 M (14,217). The dividend paid to shareholders for the 2002 financial year, totaling SEK 837 M, and the application of the Swedish Financial Accounting Standards Council's recommendation RR 29 "Compensation to Employees," leading to a negative nonrecurring effect of SEK 1,110 M reported during the first quarter, were the main explanations for the decline in shareholders' equity. In addition, negative currency rate effects to equity in foreign subsidiaries totaled SEK 904 M, primarily due to the appreciation of the Swedish krona against the American dollar, the British pound and the Norwegian krone. The net debt/equity ratio amounted to 0.0 (0.6) and the equity/assets ratio was 21.5 (18.9) percent. The target figure for the net debt/equity ratio (net interest-bearing debt divided by visible shareholders' equity) is 0.1–0.3.

Exchange rates for the most important currencies

	Average exchange rate		Exchange rates on the balance sheet date	
	Jan-Dec 2003	Jan-Dec 2002	Dec 31 2003	Dec 31 2002
U.S. dollar	8.08	9.73	7.26	8.83
British pound	13.19	14.57	12.89	14.12
Norwegian crown	1.14	1.22	1.08	1.25
Euro	9.12	9.16	9.07	9.15

During 2003, total assets in the consolidated balance sheet fell to SEK 66.7 billion (76.7). Currency rate effects explained about SEK 5.5 billion of the decline. In keeping with Skanska's strategic plan, capital employed is gradually being reduced. At the end of December 2003, capital employed amounted to SEK 24.5 billion (31.6).

The book value of current-asset properties amounted to SEK 13.7 billion (19.5), of which commercial properties in project development operations accounted for SEK 9.2 billion (12.6). Please see the table on page 18.

Personnel

During 2003, the number of employees in the Group was 69,669 (72,698), measured as the average number of employees. The decrease is due to an adaptation to lower business volume.

Market outlook

Construction investments remain weak in Skanska's main markets, except for the Czech Republic and Private Finance Initiative (PFI) projects in the United Kingdom. The main reason for diminishing construction activity is the low volume of investment in industrial and commercial construction. In the U.S., investment activity in industrial and commercial construction is at a low level. This was previously offset by projects in the healthcare and education sectors, but lower public appropriations are expected to have adverse effects in these sectors as well. Industrial construction in the U.S. is expected to increase at the same pace as private investments. Swedish construction is decreasing due to lower activity in commercial building. Except for PFI project volume in the U.K., British investments in other segments of importance to Skanska are decreasing. The Polish commercial construction market is beginning to show some signs of recovery, but the competitive situation is difficult.

Residential construction remains at a high level in the Czech Republic, Finland and Russia. In Norway, the demand for housing units rose during the second half of 2003. In Sweden, most residential construction today consists of units in the medium and lower price segments, for which there is heavy demand.

Civil construction in Skanska's main markets is showing certain signs of slow recovery. American civil construction is expected to diminish over time as a consequence of large budget deficits in individual states. However, New York City and vicinity, where Skanska has a strong position in infrastructure construction, is expected to outperform the U.S. as a whole in the next few years. In Finland, civil construction is increasing. In Sweden, the government's declaration that it intends to step up its infrastructure investments has generated hopes. The Czech Republic and Poland are expected to show some growth. In South America, the market situation has stabilized, with a good outlook for power transmission projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

The high vacancy rate in the markets where Skanska is active in commercial project development will lead to a continued cautious approach to investments in new projects.

Accounting principles and changes in accounting practices

This Year-end Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR 20 on Interim Financial Reporting of the Swedish Financial Accounting Standards Council. Effective on January 1, 2003, the following changes occurred:

The application of RR 29 on Employee Benefits, which is based on the international accounting standard IAS 19, and reporting of property divestments in Commercial Project Development on a gross basis. See the Interim Report for January–March 2003 for a more detailed description of these changes in accounting principles.

In conjunction with the Year-end Report, Skanska's financial reporting is being adjusted to comply with recommendation RR 22, Presentation of Financial Statements, which will have an effect on the consolidation method for joint ventures. This adjustment entails a consistent use of the equity method and means that earnings from joint ventures, previously included in

gross income, will now be reported as a separate line in the income statement. This change will mainly affect the reporting of the half-owned Gammon Skanska, with operations mainly in Hong Kong.

An adjustment to recommendation RR 4 on Accounting for Extraordinary Items and Related Disclosure means that the "Items affecting comparability" line is being removed from the income statement and that this information will instead be reported in a note to the affected measure of earnings.

As a consequence of reporting in business streams, Skanska's current-asset properties have been classified as either commercial or residential. The comparative numbers have been changed accordingly.

Capital employed by market and business stream is defined as total assets excluding deposits with Skanska's internal bank, Skanska Financial Services, and tax receivables minus non interest-bearing liabilities and tax liabilities. Average capital employed is calculated using 5 measurements where opening and closing balance are given half weight and the interim quarters full weight. Figures stated for capital employed refer to the end of each respective period. Otherwise, the accounting principles and calculation methods described in the latest Annual Report have been applied.

Return on capital employed by market and business stream is calculated as operating income, interest income excluding interest income from Skanska's treasury department, Skanska Financial Services, net holdings in associated companies and other financial items as a percentage of average capital employed by market and business stream.

Other matters

The Nomination Committee in preparation for the 2004 Annual Meeting of Skanska AB consists of: Sverker Martin-Löf, Chairman of the Board of Skanska AB and Vice Chairman of the Board of AB Industrivärden; Carl-Olof By, Executive Vice President of Industrivärden AB; Staffan Grefbäck, Head of Investment Management at Alecta; Per Ludvigsson, President of Inter IKEA Investment AB; Mats Guldbrand, Equities Manager at AMF Pension; and Curt Källströmer, Head of the Chairman's Office, Svenska Handelsbanken. The 2004 Annual Meeting will be held at 5 p.m. on March 30, 2004 at the Berwald Hall in Stockholm, Sweden.

Effective from the second quarter of 2003, all four of Skanska's business streams are being reported separately in the financial statements: Construction and Services, Residential Project Development, Commercial Project Development and BOT. Information including historical data with regard to quarterly outcomes in 2002 and the first quarter of 2003, broken down by business stream and by market, was distributed in a press release on July 4, 2003. This information can also be downloaded in Excel format from the Group's web site, www.skanska.com.

No new information has emerged in the ongoing process where the Swedish Competition Authority has filed a suit against Skanska.

After the Administrative Court of Appeal decided to approve the tax deductions previously claimed by Skanska (the "aircraft leasing" cases), the tax authority repaid SEK 756 M during the second quarter. The National Tax Board has appealed the rulings to the Supreme Administrative Court. No decision has yet been made whether the Supreme Administrative Court will take up the case.

Dividend

Revised dividend policy

The regular dividend shall reflect the part of sustainable Net Profit that is not needed to develop the Group's core business. The ambition is that the dividend shall grow steadily over time. Based on the foreseeable capital requirements of the Group, any excess equity capital shall be distributed in an efficient way to the shareholders.

Dividend 2003

The Board of Directors proposes a regular dividend of SEK 3.00 (2.00) per share for the 2003 financial year. The proposal is equivalent to a total dividend of SEK 1,256 M (837).

Annual Report for 2003

The Annual Report for the 2003 financial year will be distributed from March 12 and will also be available from the same date at the Skanska Group office in Solna and on Skanska's web site (www.skanska.com).

Financial reports in 2004

Effective from January 1, 2004, Skanska will reduce the number of printed interim reports. In the future, only the Six Month Report and the Annual Report will be printed and distributed. The other interim reports as well as the Year-end Report will be available for downloading on Skanska's web site, www.skanska.com and can also be ordered from Skanska AB, Investor Relations.

During 2004, the Skanska Group's interim reports will be published on the following dates:

April 30, 2004	Three Month Report
July 29, 2004	Six Month Report
October 29, 2004	Nine Month Report

Stockholm, February 13, 2004

STUART E. GRAHAM

President and CEO

This Year-end Report has not been subjected to separate examination by the Company's auditors.

Additional information

Business streams

Construction and Services

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Net sales	32,323	35,751	121,602	136,361
Gross income	**2,423**	**2,553**	**8,645**	**9,443**
Selling and administrative expenses[1]	-1,750	-2,063	-6,468	-6,743
Share of income in associated companies	76	-378	86	-294
Earnings before interest, taxes and amortizations	**749**	**112**	**2,263**	**2,406**
Goodwill amortization and writedowns[2]	-263	-1,367	-578	-1,788
Operating income	**486**	**-1,255**	**1,685**	**618**
Capital employed	**9,529**	**13,540**	**9,529**	**13,540**
Depreciation, fixed assets	**-324**	**-427**	**-1,355**	**-1,607**
Investments	-628	-566	-1,849	-2,697
Divestments	780	245	1,539	986
Investments, net	**152**	**-321**	**-310**	**-1,711**
Cash flow from operations before investments	2,600	3,288	3,665	3,554
Net investments in operations	187	-292	-394	-1,237
Cash flow adjustment net investment	1	182	-54	-22
Operating cash flow from business operations[3]	2,788	3,178	3,217	2,295
Strategic net investments	-35	-28	84	-474
Cash flow	**2,753**	**3,150**	**3,301**	**1,821**
Gross margin, %	7.5	7.1	7.1	6.9
Selling and administrative expenses, %	-5.4	-5.8	-5.3	-4.9
Earnings before interest, taxes and amortization, %	2.3	0.3	1.9	1.8
Operating margin %	1.5	-3.5	1.4	0.5
RoCE, %[4]	16.3	13.8	16.3	13.8
Order bookings	21,535	32,990	120,562	132,889
Order backlog	116,303	135,079	116,303	135,079
Personnel	68,209	70,656	68,209	70,656

1 Excluding amortization and writedown goodwill

2 Of which lump-sum writedown of goodwill: - (Oct-Dec 2003); -1,131 (Oct-Dec 2002); - (Jan-Dec 2003); -1,131 (Jan-Dec 2002)

3 Before taxes, financial operations and dividend from Group companies

4 Calculated on the basis of operating income before nonrecurring writedown on acquisition goodwill and tangible fixed assets, rolling twelve months

October – December

Further information by market can be found on page 17.

Net sales declined by 10 percent to SEK 32,323 M (35,751). Net sales were negatively impacted by currency rate effects of 10 percent.

During the fourth quarter Skanska announced the intention to sell its mining operations in South Africa, Canada and Australia. This adversely affects Skanska's U.K. operations by SEK 104 M, of which SEK 85 M pertains to a writedown of goodwill. Also announced during the quarter were restructuring costs of SEK 170 M pertaining to a reduction of headcount and office space in Sweden (SEK 36 M), Norway (SEK 33 M), Russia (SEK 18 M) and the U.K. (SEK 83 M).

Operating income before goodwill (EBITA) rose sharply, reaching SEK 749 M (112). Operating income amounted to SEK 486 M (-1,255). Operating income was negatively impacted by currency rate effects of SEK 41 M. During the comparative period of 2002, Skanska carried out lump-sum writedowns of acquisition goodwill and surplus values totaling SEK 1,645 M, which makes comparisons misleading. Skanska's Nordic operations as well as its operations in Poland and Skanska USA Building showed a positive trend of earnings.

January – December

Net sales declined by 11 percent to SEK 121,602 billion (136,361). Negative currency rate effects lowered net sales by 9 percent. For Construction and Services as a whole, the acquisition effect was positive and totaled 1 percent.

EBITA fell by 6 percent to SEK 2,263 M (2,406). Operating income rose to SEK 1,685 M (618). The comparison of operating income is misleading, due to lump-sum writedowns of goodwill and surplus values on tangible fixed assets totaling SEK 1,645 M that Skanska carried out during 2002.

Residential Project Development

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Net sales	1,865	2,157	6,334	7,333
Gross income	**227**	**317**	**676**	**827**
Selling and administrative expenses[1]	-86	-96	-366	-439
Share of income in associated companies	-5	-9	-5	-11
Earnings before interest, taxes and amortizations	**136**	**212**	**305**	**377**
Goodwill amortization and writedowns	-1	0	-7	0
Operating income	**135**	**212**	**298**	**377**
Capital employed	**2,931**	**4,977**	**2,931**	**4,977**
Depreciation fixed assets	**-3**	**-4**	**-11**	**-11**
Investments	-1,093	-1,563	-3,773	-4,741
Divestments	1,475	1,613	4,584	5,420
Investments, net	**382**	**50**	**811**	**679**
Cash flow from operations before investments	-63	249	110	883
Net investments in operations	382	49	811	708
Cash flow adjustment net investment	164	0	49	0
Operating cash flow from business operations[2]	483	298	970	1,591
Strategic net investments	0	1	0	-29
Cash flow	**483**	**299**	**970**	**1,562**
Operating margin, %	7.2	9.8	4.7	5.1
RoCE, %[3]	7.5	8.0	7.5	8.0
Personnel	824	1,320	824	1,320

1 Excluding amortization and writedown goodwill
2 Before taxes, financial operations and dividend from Group companies
3 Rolling twelve months

October – December

Further information by market can be found on page 18.

Net sales declined by 14 percent to SEK 1,865 M (2,157). The main reason for the decline in net sales was that the American residential development unit – Spectrum Skanska – was divested on April 1, 2003 and sales from Spectrum Skanska were thus only included in the first quarter of 2003. The divestment of Spectrum Skanska did not lead to any capital gain.

Operating income fell to SEK 135 M (212), partly explained by the divestment of Spectrum Skanska. In Polish operations, previously completed residential units are being sold and no new project development is currently underway. The negative operating income reported in Polish operations was an effect of sales and administrative expenses, since residential units completed earlier are being sold with little or no gross margin. Czech operations accounted for the largest improvement in operating income.

January – December

Net sales declined by 14 percent to SEK 6,334 M (7,333). Negative currency rate effects lowered net sales by 2 percent. Operating income decreased by 21 percent to SEK 298 M (377). Project provisions or writedowns of SEK 50 M (101) were charged to earnings, of which SEK 50 M (50) in Sweden and SEK 0 M (51) "Other" (housing in Latvia).

At the end of December, there were 6,141 (6,552) residential units under construction, of which 71 (65) percent were sold. The number of unsold completed residential units was 465 (591).

The book value of current-asset properties in Residential Project Development totaled SEK 3.4 billion (4.8). The divestment of Spectrum Skanska explained SEK 0.9 billion of the decrease. A breakdown of book values can be seen in the table on page 18. The book value of undeveloped land and development properties totaled SEK 2.0 billion. They are equivalent to building rights for about 20,000 residential units.

Commercial Project Development

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Net sales	2,758	824	8,861	2,214
Gross income	**818**	**457**	**3,309**	**1,308**
Selling and administrative expenses[1]	-66	-72	-244	-258
Share of income in associated companies	-2	0	-4	-1
Earnings before interest, taxes and amortizations	**750**	**385**	**3,061**	**1,049**
Goodwill amortization and writedowns	0	0	0	0
Operating income	**750**	**385**	**3,061**	**1,049**
of which gain on sale of properties	645	249	2,399	294
of which operating net, completed properties	141	187	750	789
of which writedowns/reversal of writedowns	0	-63	0	-63
Capital employed	**9,459**	**13,039**	**9,459**	**13,039**
Investments	-355	-462	-1,399	-1,674
Divestments	2,497	447	7,572	781
Investments, net	**2,142**	**-15**	**6,173**	**-893**
Cash flow from operations before investments	167	-85	884	606
Net investments in operations	2,142	-15	6,173	-894
Cash flow adjustment net investment	-121	-186	53	1,165
Operating cash flow from business operations before taxes[2]	2,188	-286	7,110	877
Strategic investments	0	0	0	1
Cash flow	**2,188**	**-286**	**7,110**	**878**
RoCE, %[3]	24.8	9.2	24.8	9.2
Personnel	149	177	149	177

1 Excluding amortization and writedown goodwill
2 Before taxes, financial operations and dividend from Group companies
3 Rolling twelve months

October – December

See page 19 for more information.

Net sales rose to SEK 2,758 M (824). Operating income rose to SEK 750 M (385). During the period, Skanska sold the office property in the Brahelund block of Solna, a Stockholm suburb, which includes the Group's headquarters. The sale price was SEK 1,260 M, with a capital gain of SEK 290 M. Divestments of ongoing and completed projects totaled SEK 2,468 M (454), with a capital gain of SEK 645 M (249).

January – December

Net sales rose to SEK 8,861 M (2,214) and operating income rose to SEK 3,061 M (1,049). Divestments of ongoing and completed projects totaled SEK 7,542 M (780), with a capital gain of SEK 2,399 M (294).

Commercial Project Development has seven projects underway, five of them in Sweden. Ongoing projects represent leasable space of 89,000 sq. m (or 958,000 sq. ft) and are 55 percent pre-leased. At the end of the year, their book value totaled SEK 0.4 billion (1.6). Their book value upon completion is expected to total SEK 1.1 billion, with an estimated market value of SEK 1.4 billion.

The book value of Skanska's portfolio of completed properties, including partly owned properties and projects completed during 2003, amounted to SEK 6.2 billion (9.4), with an estimated market value , based on an appraisal dated December 2003, of about SEK 9.4 billion (13.6). The occupancy rate, measured in rent, amounted to 87 percent.

The book value of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 2.6 billion (1.9). This increase stems from the transfer of the land bank from construction operations.

The sales price of the properties sold during the year exceeded by 5 percent the market appraisal carried out at the end of 2002. Market value of identical properties at the end of 2003 was reduced by 6 percent compared to the end of 2002.

BOT

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Net sales	15	23	87	38
Gross income	**17**	**-9**	**32**	**-23**
Selling and administrative expenses[1]	-20	-16	-57	-39
Share of income in associated companies	5	13	52	21
Earnings before interest, taxes and amortization	**2**	**-12**	**27**	**-41**
Goodwill amortization and writedowns	9	0	0	0
Operating income	**11**	**-12**	**27**	**-41**
of which gain on sale of projects	0	0	0	0
Capital employed	**1,243**	**1,044**	**1,243**	**1,044**
Depreciation fixed assets	**0**	**-3**	**0**	**-3**
Investments	-95	-96	-115	-579
Divestments	0	0	1	0
Investments, net	**-95**	**-96**	**-114**	**-579**
Cash flow from operations before investments	-16	-17	-58	-38
Net investments in operations	-96	-96	-114	-579
Cash flow adjustment net investment	0	0	0	0
Operating cash flow from business operations[2]	-112	-113	-172	-617
Strategic investments	0	0	0	0
Cash flow	**-112**	**-113**	**-172**	**-617**
RoCE, %[3]	3.8	-3.5	3.8	-3.5
Personnel	32	24	32	24

1 Excluding amortization and writedown goodwill
1 Before taxes, financial operations and dividend from Group companies
2 Rolling twelve months

October – December

Net sales amounted to SEK 15 M (23). The contribution to earnings from the three BOT projects that are in operation rose, and operating income amounted to SEK 11 M (−12). During December, Skanska, in consortium with Innisfree, was selected to redevelop St. Bartholomew's Hospital (Barts) and The Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to be completed in early 2005. The construction contract is worth about GBP 1 billion (approximately SEK 12.8 billion). In addition, there will be a 38-year facilities management commitment. Skanska's investment amounts to about SEK 350 M.

January – December

Net sales amounted to SEK 87 M (38). Operating income amounted to SEK 27 M (−41).

The Build-Operate-Transfer (BOT) concept is also known in the United Kingdom as Private Finance Initiative or PFI. Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is part owner in 11 projects, of which 3 are completed and in operation. At year-end 2003, the book value of shares, participations and subordinated receivables totaled about SEK 1.2 billion. Skanska BOT's remaining investment obligations totaled approximately SEK 1.0 billion related to ongoing projects.

According to an internal appraisal, the market value of the projects exceed book value by approximately SEK 800 M, of which approximately SEK 100 M is attributable to the year 2003.

Consolidated financial statements

BALANCE SHEET SEK M	Dec 31 2003	Dec 31 2002
Assets		
Intangible fixed assets		
Goodwill	4,259	5,360
Other intangible fixed assets	459	481
	4,718	5,841
Tangible fixed assets		
Buildings and land	2,144	2,417
Machinery and equipment	4,482	5,286
Fixed assets under construction	104	105
	6,730	7,808
Financial fixed assets		
Shares and participations	1,450	2,018
Interest-bearing receivables	1,956	858
Deferred taxes	1,539	1,621
	4,945	4,497
Total fixed assets	**16,393**	**18,146**
Current-asset properties		
Commercial Project Development	9,249	12,610
Commercial properties, other	1,051	2,120
Residential Project Development	3,394	4,814
	13,694	19,544
Inventories	828	865
Current receivables		
Interest-bearing receivables	1,248	1,128
Tax claim	415	310
Non-interest-bearing receivables	27,123	30,992
	28,786	32,430
Short term investments	218	303
Cash and bank balances	6,819	5,460
Total current assets	**50,345**	**58,602**
Total assets	**66,738**	**76,748**
of which interest-bearing	**10,241**	7,749
Shareholders' equity and liabilities		
Shareholders' equity	14,169	14,217
Minorities	200	298
Provisions		
Pensions	2,058	984
Provision for taxes	3,104	2,317
Other provisions	3,230	3,078
	8,392	6,379
Long-term liabilities - interest-bearing	7,182	13,845
Short-term liabilities		
Interest-bearing liabilities	809	2,607
Tax liabilities	571	447
Non-interest-bearing liabilities	35,415	38,955
	36,795	42,009
Total shareholders' equity and liabilities	**66,738**	**76,748**
of which interest-bearing	**10,091**	**17,125**

Contingent liabilities

The Group's contingent liabilities increased by 0.7 billion since year-end 2002 to SEK 19.5 billion (18.8 on Dec.31, 2002)

Capital employed, closing balance	24,460	31,640
Captial employed, average	28,183	35,039
Equity assets ratio, %	21.5	18.9
Net debt	150	-9,376
Debt/equity ratio	0.0	0.6

INCOME STATEMENT, SUMMARY SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Net sales	35,605	37,339	132,879	142,033
Operating expenses	-31,984	-34,222	-119,973	-130,452
Gross income	**3,621**	**3,117**	**12,906**	**11,581**
Selling and administrative expenses	-2,368	-3,690	-8,453	-10,315
Share of income in associated companies	24	-375	79	-285
Operating income	**1,277**	**-948**	**4,532**	**981**
Interest income	107	112	292	395
Interest expense	-156	-257	-685	-1,026
Interest expenses, net	-49	-145	-393	-631
Other financial items	-39	104	-67	-277
Income after financial items	**1,189**	**-989**	**4,072**	**73**
Taxes	-435	-330	-1,303	-856
Minorities	6	-26	-8	-54
Net profit	**760**	**-1,345**	**2,761**	**-837**
Earnings per share for the period	1.82	-3.21	6.60	-2.00
Average outstanding number of shares	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, fixed assets, excl goodwill amortization	-327	-445	-1,377	-1,680
RoCE, rolling twelve months, %	17.1	4.2	17.1	4.2
RoE, rolling twelve months, %	19.5	-5.2	19.5	-5.2
Average number of employees	69,669	72,698	69,669	72,698
[1] Of which goodwill amortization and writedowns	-255	-236	-585	-755
Of which lump-sum writedown goodwill	-	-1,131	-	-1,131

EXTERNAL CASH FLOW, SUMMARY				
Cash flow from financing operations	5,187	3,445	11,062	3,729
Cash flow from investment operations	-462	-741	-1,207	-3,011
Cash flow from financial operations	-1,509	-2,613	-7,967	-2,790
Cash flow for the period	**3,216**	**91**	**1,888**	**-2,072**

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Oct-Dec 2,003	Oct-Dec 2,002	Jan-Dec 2,003	Jan-Dec 2,002
Opening balance	13,423	15,811	14,217	17,871
Dividend	-	-	-837	-1,256
Change in accounting principle	-	-	-1,110	-
Translation differences etc	-14	-249	-862	-1,561
Net profit for the period	760	-1,345	2,761	-837
Closing balance	**14,169**	**14,217**	**14,169**	**14,217**

Business streams in brief

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
NET SALES				
Construction & Services	32,323	35,751	121,602	136,361
Commercial Project Development	2,758	824	8,861	2,214
Residential Project Development	1,865	2,157	6,334	7,333
BOT	15	23	87	38
Other and eliminations	-1,356	-1,416	-4,005	-3,913
Consolidated	**35,605**	**37,339**	**132,879**	**142,033**
OPERATING INCOME				
Construction & Services	486	-1,255	1,685	618
Commercial Project Development	750	385	3,061	1,049
Residential Project Development	135	212	298	377
BOT	11	-12	27	-41
Central & other	-115	-212	-484	-688
Closed down operations	9	-10	10	-262
Eliminations	1	-56	-65	-72
Consolidated	**1,277**	**-948**	**4,532**	**981**
CAPITAL EMPLOYED, CLOSING BALANCE				
Construction & Services	9,529	13,540	9,529	13,540
Commercial Project Development	9,459	13,039	9,459	13,039
Residential Project Development	2,931	4,977	2,931	4,977
BOT	1,243	1,044	1,243	1,044
Other & eliminations	1,298	-960	1,298	-960
Consolidated	**24,460**	**31,640**	**24,460**	**31,640**
OPERATING CASH FLOW [1]				
Construction & Services	2,753	3,150	3,301	1,821
Commercial Project Development	2,188	-286	7,110	878
Residential Project Development	483	299	970	1,562
BOT	-112	-113	-172	-617
Other	-379	-170	108	-438
Consolidated	**4,933**	**2,880**	**11,317**	**3,206**

1 From business operations before taxes, financing operations and dividends from Group companies

Additional information

Construction and Services, by market

	Net sales				Operating income			
SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Sweden	6,805	6,815	23,680	24,092	174	27	495	437
Norway	2,055	1,925	8,223	8,040	-37	19	25	-16
Denmark	979	1,478	3,430	4,462	16	-123	-37	-232
Finland & CEE	2,735	2,676	8,923	8,901	73	-113	-5	-52
Poland	989	1,241	3,546	4,754	46	-27	90	-107
Czech Republic	1,920	1,500	7,654	6,831	78	91	340	325
UK	3,673	3,842	14,167	15,993	-100	87	-14	240
USA Building	7,582	10,367	30,240	42,730	109	88	11	539
USA Civil	3,962	3,571	15,221	13,293	60	260	522	856
South America	543	965	2,142	2,277	28	149	119	179
Hong Kong	-	-	-	-	19	35	34	91
India	304	203	986	657	-1	8	7	24
International Projects	210	491	1,189	1,840	-9	-132	-34	-120
Services	566	677	2,201	2,491	30	21	132	99
Total	**32,323**	**35,751**	**121,602**	**136,361**	**486**	**390**	**1,685**	**2,263**
Lump-sum writedown [1]	-	-	-	-	-	-1,645	-	-1,645
Total	**32,323**	**35,751**	**121,602**	**136,361**	**486**	**-1,255**	**1,685**	**618**

1 Lump-sum writedowns 2002 on goodwill and tangible fixed assets

	EBITA[2]				EBITA, %[2]			
SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Sweden	212	122	544	557	3.1	1.8	2.3	2.3
Norway	20	70	183	150	1.0	3.6	2.2	1.9
Denmark	18	-122	-31	-228	1.8	-8.3	-0.9	-5.1
Finland & CEE	93	-84	86	53	3.4	-3.1	1.0	0.6
Poland	48	-178	100	-208	4.9	-14.3	2.8	-4.4
Czech Republic	85	85	304	305	4.4	5.7	4.0	4.5
UK	14	117	182	369	0.4	3.0	1.3	2.3
USA Building	122	102	64	600	1.6	1.0	0.2	1.4
USA Civil	64	264	541	865	1.6	7.4	3.6	6.5
South America	28	149	119	179	5.2	15.4	5.6	7.9
Hong Kong	19	-330	34	-274	-	-	-	-
India	0	8	15	24	0.0	3.9	1.5	3.7
International Projects	-9	-132	-34	-120	-4.3	-26.9	-2.9	-6.5
Services	35	41	156	134	6.2	6.1	7.1	5.4
Total	**749**	**112**	**2,263**	**2,406**	**2.3**	**0.3**	**1.9**	**1.8**

2 Earnings before interest, taxes and amortization

	Capital employed[3]				Return on capital employed[4]			
SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Sweden	1,027	1,946	1,027	1,946	36.6	11.3	36.6	11.3
Norway	1,777	2,843	1,777	2,843	2.8	0.3	2.8	0.3
Denmark	56	225	56	225	69.6	-48.4	69.6	-48.4
Finland & CEE	739	1,287	739	1,287	0.0	-2.1	0.0	-2.1
Poland	421	865	421	865	13.0	-4.8	13.0	-4.8
Czech Republic	1,508	1,386	1,508	1,386	20.2	18.4	20.2	18.4
UK	528	1,930	528	1,930	5.8	18.4	5.8	18.4
USA Building	404	718	404	718	4.3	71.0	4.3	71.0
USA Civil	1,663	1,765	1,663	1,765	31.0	69.9	31.0	69.9
South America	375	309	375	309	27.8	40.0	27.8	40.0
Hong Kong	507	662	507	662	5.8	8.4	6.6	8.4
India	334	189	334	189	2.5	14.1	2.5	14.1
International Projects	341	237	341	237	-34.4	-154.6	-34.4	-154.6
Services	-69	16	-69	16	>100	53.2	>100	53.2
Eliminations	-82	-838	-82	-838				
Total	**9,529**	**13,540**	**9,529**	**13,540**	**16.3**	**13.8**	**16.3**	**13.8**

3 Deposits with Skanska Financial Services have been deducted.

4 Rolling twelve months

	Order backlog				Order bookings			
SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Sweden	13,797	14,535	13,797	14,535	5,264	5,890	22,694	24,352
Norway	5,690	6,116	5,690	6,116	2,517	1,634	9,165	8,812
Denmark	1,999	1,761	1,999	1,761	694	1,155	3,608	4,341
Finland & CEE	6,202	5,564	6,202	5,564	2,884	1,972	9,873	9,193
Poland	2,730	3,917	2,730	3,917	847	2,346	3,144	5,003
Czech Republic	7,426	8,467	7,426	8,467	3,488	1,135	8,816	9,671
UK	16,212	18,417	16,212	18,417	806	8,075	13,209	15,637
USA Building	38,055	45,490	38,055	45,490	2,127	7,115	32,178	35,260
USA Civil	17,405	22,252	17,405	22,252	1,620	2,281	12,567	14,791
South America	2,087	2,040	2,087	2,040	228	715	2,401	2,103
India	980	1,997	980	1,997	61	591	175	884
International Projects	1,333	2,137	1,333	2,137	48	-26	528	170
Services	2,387	2,386	2,387	2,386	951	107	2,204	2,672
Total	**116,303**	**135,079**	**116,303**	**135,079**	**21,535**	**32,990**	**120,562**	**132,889**

Residential Project Development, by market

	Net sales				Operating income			
SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Sweden	666	876	2,415	2,469	31	104	15	19
Norway	334	235	1,024	1,109	21	26	83	111
Denmark	111	91	313	391	27	8	61	34
Finland & CEE	657	464	1,663	1,578	36	31	73	71
Poland	66	31	159	191	-10	-3	-26	-15
Czech Republic	22	-4	517	350	28	-2	79	37
USA	0	440	189	1,145	0	38	9	147
International Projects	9	15	54	72	2	6	4	9
Other	0	9	0	28	0	4	0	-36
Total	**1,865**	**2,157**	**6,334**	**7,333**	**135**	**212**	**298**	**377**

	Capital employed, closing balance[1]				Return on capital employed[2]			
SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
Sweden	735	1,076	735	1,076	1.5	4.6	1.5	4.6
Norway	823	1,086	823	1,086	8.9	12.1	8.9	12.1
Denmark	313	483	313	483	17.0	7.2	17.0	7.2
Finland & CEE	772	754	772	754	9.5	7.5	9.5	7.5
Poland	158	288	158	288	-12.2	-6.9	-12.2	-6.9
Czech Republic	130	158	130	158	64.5	28.5	64.5	28.5
USA	0	996	0	996	0.5	14.1	0.5	14.1
International Projects	0	41	0	41	19.8	14.3	19.8	14.3
Other	0	95	0	95	0.0	-30.3	0.0	-30.3
Total	**2,931**	**4,977**	**2,931**	**4,977**	**7.5**	**8.0**	**7.5**	**8.0**

1 Deposits with Skanska Financial Services have been deducted.

2 Rolling twelve months

Breakdown of book value, current-asset properties, December 31, 2003

SEK M	Residential	Commercial Project Development	Other commercial space	Total
Completed projects	754	5,692	178	6,624
On-going and completed projects 2003	652	945	72	1,669
Land bank	1,988	2,612	801	5,401
Total	**3,394**	**9,249**	**1,051**	**13,694**

Project Development – performance analysis before selling and administrative expenses

SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
SALES PRICE				
Commercial Project Development	2,468	454	7,542	780
Commercial properties, other	520	128	833	493
Residential Project Development	1,477	1,528	4,581	5,328
Total	**4,465**	**2,110**	**12,956**	**6,601**
BOOK VALUE				
Commercial Project Development	1,823	205	5,143	486
Commercial properties, other	482	147	761	413
Residential Project Development	1,323	1,277	4,010	4,653
Total	**3,628**	**1,629**	**9,914**	**5,552**
GROSS INCOME				
Commercial Project Development	645	249	2,399	294
Commercial properties, other	38	-19	72	80
Residential Project Development	154	251	571	675
Total	**837**	**481**	**3,042**	**1,049**

Commercial Project Development

SEK M	Book value end of period	Book value upon completion	Market value Dec 31, 2003	Occupancy rate, %
Completed properties	5,692	5,692	8,800	87
Projects completed in 2003	493	493	580	90
Ongoing projects	452	1,119	1,440	55
Subtotal	**6,637**	**7,304**	**10,820**	
Land bank	2,612	2,612	2,612	
TOTAL	**9,249**	**9,916**	**13,432**	

SKANSKA

Press Release

February 13, 2004

Skanska to build Pfizer's new Swedish office for SEK 500 M

Skanska has been contracted to build the new office in Sweden for the Pfizer pharmaceuticals company in Sollentuna, a Stockholm suburb. Valued at SEK 500 M, the contract is included in order bookings for the first quarter of 2004.

With 31,000 square meters of space, the office building will be one of the largest office projects started in the Stockholm region in recent years. Work will begin in the near future and is expected to be completed for occupancy by the year-end 2005.

"We are building an office that will be a natural meeting place for the parties active in Swedish health and medical care. In collaboration with the architects, the employees have been involved in designing the premises and the interior fittings. It will be an office characterized by openness and communications," says Lars Gunneflo, President of Pfizer in Sweden.

"Naturally, it is very pleasing to begin such a large office project after the period of weak demand for office premises. We believe that Pfizer's decision to select the Silverdal area will attract more companies to invest here," says Jimmy Bengtsson, Business Manager, Skanska Sweden.

The building comprises 18,000 square meters of office space and 13,000 square meters of parking and other space. It is being constructed in the new Silverdal area of Sollentuna, where Skanska and the JM construction company are planning a science park, with offices and residential housing in natural surroundings.

Pfizer, one of the world's largest pharmaceutical companies, is a recurring Skanska customer. Skanska recently completed Pfizer's office in Finland in Helsinki. This contract was valued at EUR 20 M, about SEK 180 M. Between 2000 and 2002, Skanska completed a number of projects at Pfizer's facilities in the US. Skanska also

constructed Pfizer's current Swedish office in Stockholm.

For further information please contact:

Anders Danielsson, Vice President, Skanska Sweden,
tel +46 8 504 355 43
Ann-Sofi Sjöberg, Information Manager, Pfizer Sweden,
tel +46 70 850 63 47
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38



Press Release

February 25, 2004

Reelection of the Board proposed for Skanska

Skanska's Nomination Committee has decided to propose the reelection of all current Board members. This proposal means the reelection of Roger Flanagan, Ulrika Francke, Jane Garvey, Stuart Graham, Sören Gyll, Finn Johnsson, Sverker Martin-Löf, Arne Mårtensson and Anders Nyrén.

The Nomination Committee comprised Sverker Martin-Löf, Chairman of Skanska AB and Deputy Chairman of AB Industrivärden, Carl-Olof By, Executive Vice President of AB Industrivärden, Staffan Grefbäck, Head of Asset Management at Alecta, Per Ludvigsson, President of Inter Ikea Investment AB, Mats Guldbrand, Equities Manager at AMF Pension, and Curt Källströmer, Bank Executive and head of the Chairman's Office at Handelsbanken.

Skanska's Annual Shareholders' Meeting will be held on March 30, 2004, at 5:00 p.m. in Berwaldhallen in Stockholm.

For further information please contact:

Sverker Martin-Löf, Chairman, Skanska AB,
tel +46 70 574 88 08

SKANSKA

Press Release

March 11, 2004

Ruling by Swedish Supreme Administrative Court confirms taxation verdict

The Swedish Supreme Administrative Court has decided not to grant the National Swedish Tax Board review dispensation in a case concerning the tax deduction claimed by Skanska for the decrease in value of the limited partnership company Polaris Aircraft Leasing. This confirms the ruling by the Administrative Court of Appeal from March 2003, which permits the deduction.

As Skanska announced on the 28th of March 2003, the ruling by the Administrative Court of Appeal entails a positive effect on earnings of approximately SEK 400 M for 2003. The effect on cash flow amounts to SEK 750 M. This is included in the financial reports from the second quarter 2003.

The case concerns the income-tax assessments for 1990, 1991 and 1993 and the deductions applied for by Skanska in connection with these.

For further information please contact:

Hans Biörck, Executive Vice President and CFO,
Skanska AB, tel +46 8 753 88 00
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38 or +46 70 543 88 38

SKANSKA

Press Release

March 19, 2004

Skanska secures SEK 1 billion assignment for Ormen Lange gas project in Norway

Skanska has secured the contract for the construction and civil engineering work for the on-shore terminal for the new Ormen Lange gas field in Western Norway. The contract is valued at SEK 1,085 M, or NOK 1 billion, and is included in order bookings for the first quarter of 2004. The customer is Norsk Hydro.

Skanska's assignment includes construction and civil engineering work above and below ground at the site of the future processing plant at Nyhamna in Western Norway. It includes two seawater tunnels with a total length of 2.4 kilometers and a chamber for the storage of condensed gas. On shore, a number of temporary and permanent infrastructure facilities are being constructed, such as loading and service bays, a sewage treatment plant as well as temporary residential and office premises. The contract also includes an option to supply concrete.

"Securing this major assignment is again evidence of confidence in our ability to manage large, complicated projects," says Petter Eiken, President of Skanska Norway.

Work at the site will commence in April and is scheduled for completion in December 2006.

The Ormen Lange gas field is one of the largest construction projects in Northern Europe. The total development costs are expected to amount to NOK 66 billion. The gas field is located at a depth of 800-1,100 meters under the Norwegian Sea, about 100 km from the coast. The facility will not be visible above the surface of the sea - but gas extraction will occur through automatic subsea installations, combined with an on-shore processing plant at Nyhamna near Kristiansund. Ormen Lange will be placed in operation in 2007.

The expansion has been approved by the Norwegian Government and the issue will be addressed in the Storting (Parliament) in the near future. Norsk Hydro is the operator

of Ormen Lange for the build-out phase of the gas field, the processing plant and pipelines. Shell is the operator for the gas production phase and Gassco for the operation of the export pipeline.

Skanska Norway is currently also constructing the first public-private partnering highway in Norway. The construction assignment is valued at SEK 1.6 billion and Skanska BOT is involved in the ownership consortium. Skanska Norway's larger on-going projects also include the Tyin power plant and the new highway bridge in Drammen.

For further information please contact:

Pia Farstad, Communication Manager, Skanska Norway, tel +47 92 25 11 11
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38 or +46 70 543 88 38



Press Release

March 24, 2004

Skanska receives go-ahead for Hallandsås project, SEK 2.4 billion included in order bookings

Skanska is now starting the tunnel construction through the Hallandsås ridge following receipt of all necessary permits. Accordingly, Skanska is now including SEK 2,380 M in order bookings for the first quarter of 2004. This corresponds to 60 percent of the total value of the contract for the Skanska-Vinci consortium.

Skanska's order bookings are distributed between the Skanska Sweden business unit, SEK 1,983 M, and the Skanska International (formerly Skanska International Projects) business unit, SEK 397 M.

The contract from 2002 from the Swedish Rail Administration and Skanska/Vinci now becomes effective following the resolution of the permit issues. The original contract value has been adjusted to present money values and certain additional work has been included.

Work to complete the tunnel construction begins immediately. The tunneling machine that will drive and seal the tunnels with prefabricated concrete linings has been ordered for start of production in late 2005.

During the period that the permit issues were considered, Skanska/Vinci and the Rail Administration developed an alternative method for reinforcing the geologically difficult Mölleback zone. The method involves freezing the rock formation successively with air at the tunnel level. As a result, the highly debated work site at the surface is not needed.

The rail tunnel through the Hallandsås ridge on the West Coast Line will increase the capacity on the Göteborg-Malmö route from 3-4 trains per hour to slightly more than 20, while at the same time traffic with heavier freight trains is possible. The tunnels are planned to be opened for traffic in 2012.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

March 30, 2004

Skanska sells property in Budapest for SEK 380 M, with a gain of SEK 128 M

Skanska is selling the East-West Business Center in Budapest for SEK 380 M, which is well in line with the estimated market value at year-end. The gain on the sale is SEK 128 M, which is included in the first quarter of 2004. The Buyer is Polonia Property Fund LP, managed by Allied Irish Bank.

The East-West Business Center office project in central Budapest was the first in a number of projects Skanska has developed in the Central and Eastern European capitals. The 21,100 square meter property was completed in 1991. With its high standard the East-West Business Center was a forerunner in Central European markets. Both the standard and the location have attracted international tenants to the premises, which have been well leased since the opening day.

Budapest is one of Skanska's selected markets for commercial project development. During 2003, two newly development commercial retail properties were sold. At the same time, the second stage was started of the Science Park, which Skanska is developing in the dynamic southern Buda area. The first phase, which was completed in 2002, is fully leased, with an international telecom company as the largest tenant.

The second phase, which is now being constructed, involves 15,000 square meters scheduled for occupancy during 2004. About 70 percent of the premises are already leased. The two phases of Science Park comprises a total of 30,000 square meters.

In the Central European markets of Budapest, Prague and Warsaw, Skanska has investment properties and a land bank for potential development. Currently, the company also has projects in progress with a combined area of 25,000 square meters and total investments of about SEK 475 M (EUR 52 M).

For further information please contact:

Jan Johnsson, Managing Director, Skanska Property
Hungary, tel +36 204 8989 00
Fredrik Jonsson, Vice President, Skanska Project
Development Europe, tel +46 705 53 8051
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38



Press Release

March 30, 2004

Report from Skanska's Annual General Meeting

Skanska's Annual General Meeting in Stockholm today decided the following:

· The dividend for 2003 of SEK 3.00 (SEK 2.00 in preceding year) was approved in accordance with the Board proposal. The record date for distribution is April 2, 2004.

· Sverker Martin-Löf, Roger Flanagan, Ulrika Francke, Jane F. Garvey, Stuart Graham, Sören Gyll, Finn Johnsson, Arne Mårtensson and Anders Nyrén were re-elected members of the Board.

· The Meeting also resolved to authorize the Chairman of the Board to convene a Nominating Committee for the period until the next Annual General Meeting, or if needed, until a new Nominating Committee is appointed. The Committee shall comprise the Board Chairman and a representative from each of the Company's five largest shareholders. The representatives may not be members of the Board of Skanska at the same time. The Committee shall elect a Chairman among the members. The composition of the Committee will be announced in conjunction with the publication of Skanska's interim report for the third quarter 2004.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38

SKANSKA

Press Release

April 1, 2004

Skanska takes over Sydkraft's service company, with sales of SEK 250 M annually

Skanska is acquiring Sydkraft ServicePartner, Sydkraft's company within facilities management. The transaction is estimated to provide Skanska with service assignments for SEK 250 M annually through the underlying contracts that apply for one to three years.

Most of the Sydkraft ServicePartner's contracts are for companies within the Sydkraft Group, but 15 percent pertains to external services assignments.

The takeover is scheduled for May this year. All of the approximately 130 employees in Sydkraft ServicePartner will continue current service operations and be employed within Skanska Facilities Management.

Skanska Facilities Management will assume total responsibility for service at Sydkraft's offices, mainly in Malmö, Norrköping and Örebro, with workplaces for about 2,500 employees. The service includes such administrative tasks as invoice processing, electronic document management and certain procurement, as well as workplace-related service such as reception desk, conference facilities, post and goods handling, security solutions and cleaning.

"Sydkraft's strategy for the past few years is to focus on its core operations within energy and infrastructure. We are continuing this streamlining with this transaction," says Per-Ove Jönsson, President of Sydkraft's Services business sector.

"This is another example of an ever-increasing number of companies outsourcing their internal service operations. As a result of this transaction, Sydkraft can focus on its core operations while at the same time Sydkraft ServicePartner gains the possibility to develop in a specialized service organization," says Mats Jönsson, President, Skanska Services, in which Skanska Facilities Management is included. "In cooperation with the new employees, we will continue to deliver and develop service for Sydkraft as well

as the external service market."

The approval of the Swedish Competition Authority is required for the agreement to become effective.

Skanska Services is the leading facilities management supplier in the Nordic region. This involves providing and developing facilities management services for companies and authorities, allowing them to focus on their core operations. Skanska's facilities management operations generate annual sales of approximately SEK 2.2 billion. The company currently has approximately 1,800 employees and its main markets are Sweden, Denmark, Finland and Norway. Customers include Amersham, Ericsson, HP, Östergötland County Council, Philips, Pfizer, SAAB, Scania, Volvo Car Corporation and Volvo Trucks.

For further information please contact:

Per-Ove Jönsson, President of Sydkraft's Services business sector, tel +46 70 515 1412
Mats Jönsson, President, Skanska Services, tel +46 70 322 8899
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38

SKANSKA

Press Release

April 2, 2004

Skanska to develop, construct and lease out Forstædernes Bank's new head office

Skanska has signed a 15-year leasing agreement with Forstædernes Bank in Copenhagen, Denmark. In total, the agreement covers approximately 14,500 square meters of space at Kalvebod Brygge 47, which will accommodate Forstædernes Bank's new head office.

Skanska Öresund, which is part of Skanska Project Development Sweden, will have invested about SEK 300 M in the project upon completion. Skanska Denmark is responsible for the construction work, which will be started as soon as the necessary permits have been obtained. It is estimated that the property will be ready for occupation during the final quarter of 2005.

"We are very pleased to welcome Forstædernes Bank as a tenant to the property at Kalvebod Brygge 47. Since we acquired the Kalvebod Brygge area in 1996, we have constructed five office buildings with a combined floor space of about 40,000 square meters. The leasing agreement signed with Forstædernes Bank is in line with Skanska's strategy to develop modern, commercial properties in cooperation with customers," says Nils Olof Nilsson, President of Skanska Öresund.

"Kalvebod Brygge was a natural choice for Forstædernes Bank. The location makes us part of Copenhagen's financial center with a highly visible position, excellent communications and a work environment tailored to suit our future operations," says Niels Fessel, President of Forstædernes Bank.

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region. Skanska Öresund is a subsidiary of Skanska Project Development Sweden.

For further information please contact:

Nils Olof Nilsson, President, Skanska Öresund,
tel +46 40 14 45 83
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38



Press Release

April 13, 2004

Skanska secures hospital project in Tampa valued at approximately SEK 480 M

Skanska has secured an assignment to extend the General Hospital in Tampa, Florida, in the US, for approximately SEK 480 M (USD 65 M). The assignment will be included in order bookings for the second quarter of 2004. The customer is Tampa General Hospital.

The pre-construction phase starts immediately and construction is expected to begin in September. Completion is planned for September 2006.

The project comprises the construction-management assignment for a 26,000 square-meter extension of Tampa General Hospital. The four-story building will be constructed above an existing parking area. The new building will house an emergency department, operating rooms, a women's center for delivery, an intensive care unit and a cardiovascular center. The hospital's central energy plant will also be extended to be able to provide energy for the new facility.

Tampa General Hospital serves a community of approximately four million in central and western Florida. The hospital is also the principal teaching hospital for the University of South Florida School of Medicine.

Skanska ranks as the third largest hospital constructor in the US market, based on sales in 2002, according to US trade magazine ENR. Customers include both authorities and private healthcare companies throughout the US.

Skanska USA Building is a leading construction-services company with construction, construction-management, design and design/construct operations throughout the US. Customers represent a broad spectrum of US industry, including pharmaceuticals, healthcare, education, electronics, infrastructure, sport and entertainment. The company is based in Parsippany, New Jersey and has approximately 5,300 employees.

For further information please contact:

Tom Crane, Senior Vice President, Corporate
Communications, Skanska USA Building,
tel +1 973 394 9100
Anders Lilja, Senior Vice President, Investor Relations,
Skanska AB, tel +46 8 753 88 01

SKANSKA

Press Release

April 14, 2004

Skanska signs contract for PFI school project in London for about SEK 500 M

Skanska, in a consortium with the British Mill Group, has signed a contract and financing agreement for two school projects within the British PFI (Private Finance Initiative) program.

The contract is to design, build, operate and maintain two secondary schools in Bexley, in South East London. The total contract value amounts to about SEK 500 M (GBP 36 M).

The Skanska Mill Group consortium has been contracted by the London Borough of Bexley. Skanska is participating as builder and part-owner of the Skanska Mill Group consortium.

· Skanska UK has received the entire design and construct contract, valued at GBP 29.3 M, about SEK 407 M, which is included in order bookings for the second quarter of 2004.
· The Skanska Mill Group consortium is also responsible for facilities management services for the buildings for 25 years. An external supplier has been contracted for this assignment.
· Skanska BOT holds a 50-percent ownership interest in the Skanska Mill Group consortium. Skanska BOT's investment will amount to about GBP 2 M, approximately SEK 28 M.

These are the largest of the 6 school projects within the British PFI program in which Skanska is participating as the builder. A further 14 schools have also been built by Skanska in recent years under a framework agreement with local authorities.

The contract covers the Bexleyheath and Welling secondary schools, with places for 2,100 and 1,500 students, respectively. Bexleyheath School is one of the largest schools of its type in London. The project involves development and construction of new teaching blocks and sports halls totaling 17,500 square meters as well as an

extensive renovation of the existing school facilities of 12,000 square meters. The project will begin later this spring and is scheduled to be completed during 2005. The schools will remain open during the entire construction period, including use of temporary accommodations.

"This scheme will provide much needed new facilities at two of our largest schools. It will assist in raising education standards within the borough and provide the modern facilities our pupils and teachers deserve", says Councillor Perrin, Bexley's Cabinet Member for Education and Lifelong Learning.

"The Bexley Schools scheme further reinforces Skanska's commitment to building better learning environments and delivering state-of-the-art facilities for pupils at these two schools in Bexley. We have worked closely with the schools and the local community in developing the designs and look forward to successfully completing the projects", says Simon Hipperson, Executive Vice President Skanska UK.

Skanska is one of the leading construction companies in the British PFI program. Skanska has assignments valued at more than GBP 2.5 billion, about SEK 35 billion.

Ongoing PFI projects include the hospitals in Derby and Coventry, valued at SEK 6.4 billion (GBP 462 M) and SEK 6.7 billion (GBP 484 M), respectively.

Last year, Skanska and Innisfree also executed a preferred bidder agreement with Barts and London NHS Trust for the UK's largest PFI hospital project, the two London hospitals, St. Bartholomew's Hospital (Barts) and The Royal London Hospital. The construction assignment could amount to about SEK 14 billion (GBP 1 billion), which would consequently be the largest project in Skanska's history.

For further information please contact:

Bert-Ove Johansson, President, Skanska BOT,
tel +46 8 504 368 77
Anders Lilja, SVP Investor Relations, Skanska AB,
tel +46 8 753 88 01
Tanya Barnes, Communication Manager, Skanska UK, tel
+44 1923 423 030

Pictures available at www.skanska.com/londonschools



Press Release

April 22, 2004

Skanska to build convention center in North Carolina for approximately SEK 900 M - Skanska's share is 50 percent

Skanska has been awarded the construction services management assignment for the North Carolina Convention Center in Raleigh. Skanska has a 50 percent share of the contract totaling USD 126 M, or SEK 926 M. Skanska's portion, SEK 463 M, was included in order bookings for the first quarter of 2004. The customer is the City of Raleigh.

The project involves a new, 46,000-square-meter, three-story conference and exhibition center. The pre-construction services phase has started. Construction begins in July and the entire center is scheduled for completion in the summer of 2007.

The North Carolina Convention Center represents step two of a five-step plan to renovate and revitalize the Raleigh city center. The new convention center is being built to attract conferences and trade shows.

Skanska USA Building has the construction manager assignment for the projects, which is being carried out in a 50/50 consortium with Barnhill Contracting Company from Tarboro, North Carolina.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting, design build, and pharmaceutical validation services to a broad range of U.S. industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company, part of the Skanska AB global group of companies, is headquartered in Parsippany, New Jersey, and has more than 5,300 employees in the U.S.

For further information, please contact:

Tom Crane, SVP, Corporate Communications, Skanska

USA Building, tel. +1 973 394 9100

Peter Gimbe, Press Officer, Skanska AB,
tel. +46 8 753 88 38

SKANSKA

Press Release

April 29, 2004

Skanska sells two properties in Stockholm for SEK 214 M, with a capital gain of SEK 204 M

Skanska is selling two 50 percent interests in the Tryckeriet 13-14 properties in Stockholm to Byggnadsfirma Oscar H. Nord AB for SEK 214 M. The gain on the sale amounts to SEK 204 M and is being reported in the second quarter. The transfer date to the buyer is April 29.

The Tryckeriet 13-14 properties are two buildings housing offices and training facilities totaling about 49,000 square meters located in the Liljeholmen area of Stockholm. The buildings were constructed in several stages during the period 1940-1978.

Skanska has been a part owner in Tryckeriet 13-14 since 1966 and 50 percent owner since 1977.

"We are selling properties that are currently to a large extent fully leased to focus on development of new projects," says Claes Larsson, President of Skanska Project Development Sweden. "It is natural to transfer our interests to Byggnadsfirma Oscar H. Nord AB, which has owned the remaining interests and also managed the properties for many years."

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region.

For further information please contact:

Claes Larsson, President, Skanska Project Development Sweden, tel +46 8 504 350 18 or +46 70 58 111 08
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

April 30, 2004

Skanska sells Prague property for SEK 295 M, with a gain of approximately SEK 70 M

Skanska has sold an office property in central Prague for approximately SEK 295 M, or EUR 32.3 M. The sales gain amounts to about SEK 70 M, or EUR 7.9 M, which is being reported in the second quarter of 2004. The buyer is the German property fund management company SachsenFonds GmbH, a daughter company of Landesbank Sachsen.

The 12,600-square-meter Bredovsky Dvur property is located a few blocks from Vaclav Square in central Prague. Skanska has developed and carried out a large extension and an extensive renovation of a smaller section of the property, which was completed in 2001. At the time of the sale, 91 percent of the premises was leased, including to such tenants as the British Council, Europe Assistance and EC Harris.

"This sale is yet another successful example of our ability to develop modern premises in prime locations for demanding international tenants and investors," says Fredrik Jonsson, Vice President of Skanska Project Development Europe.

Prague, similar to Budapest and Warsaw, is one of Skanska's prioritized central European markets for project development. Skanska recently started a new project in the Czech capital - the 11,600-square-meter Budejovicka Alej property - scheduled to be complete in the second quarter of 2005. Skanska's investment amounts to 210 M, or EUR 23 M. Earlier this year, Skanska sold the East-West Business Center property in Budapest for SEK 380 M, with a sales gain of SEK 126 M.

In addition to investment properties and a land bank for development in the central European markets of Budapest, Prague and Warsaw, Skanska has ongoing projects with a combined area of 25,000 square meters, representing a total investment of about SEK 475 M, or EUR 52 M.

For further information please contact:

Fredrik Jonsson, Vice President, Skanska Project
Development Europe, Tel +46 8 504 350 51
Peter Gimbe, Press officer, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Web www.skanska.com
Seat Malmö, Sweden
Org.no. 556000-4615

Public Company (publ)

PRESS RELEASE

THREE MONTH REPORT, JANUARY–MARCH 2004

Highlights

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	26,033	29,553	129,359	132,879
of which net sales on sale of properties in Commercial Project Development	*396*	*2,067*	*5,901*	*7,572*
Operating income	456	720	4,268	4,532
of which gain on sale of properties in Commercial Project Development	*126*	*488*	*2,037*	*2,399*
Income after financial items	418	540	3,950	4,072
Net income	268	363	2,666	2,761
Earnings per share for the period	0.64	0.87	6.37	6.60
Capital employed	23,635	31,583	23,635	24,460
Net cash (+)/Net debt (-)	-132	-9,677	-132	150
Shareholders' equity	14,703	13,062	14,703	14,169
Return on capital employed, %			17.4	17.1
Return on shareholders' equity, %			19.2	19.5
Operating cash flow before change in interest-bearing receivables and liabilities	-126	798	9,031	9,955
Change in interest-bearing net cash (+)/net debt (-)	-282	-301	9,545	9,526
Order bookings, SEK bn	31.4	32.6	119.9	121.1
Order backlog, SEK bn	126.7	137.9	126.7	116.4

- Net sales decreased by 12 percent to SEK 26,033 M (29,553). Adjusted for currency rate effects, net sales fell by 5 percent.
- Operating income amounted to SEK 456 M (720).
- Gain on sale of properties in Commercial Project Development amounted to SEK 126 M (488).
- Income after financial items amounted to SEK 418 M (540).
- Net income amounted to SEK 268 M (363) and earnings per share in the fourth quarter totaled SEK 0.64 (0.87).
- Order bookings declined by 4 percent to SEK 31.4 billion (32.6). Adjusted for currency rate effects however, order bookings rose by 3 percent. Order backlog amounted to SEK 126.7 billion (137.9), a decline of 8 percent. Adjusted for currency rate effects, order backlog only fell by 2 percent.

For further information, please contact:
Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38 or mobile +46 70 543 88 38
This and previous press releases can also be found at www.skanska.com

Order bookings and backlog, SEK bn


200
175
150
125
100
75
50
25
0
Q1 '02 Q2 '02 Q3 '02 Q4 '02 Q1 '03 Q2 '03 Q3 '03 Q4 03 Q1 04
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis

Order bookings

Order bookings fell by 4 percent and amounted to SEK 31,376 M (32,574). Adjusted for currency rate effects, order bookings rose by 3 percent. Skanska USA Civil (American civil construction) and Skanska UK (United Kingdom) reported the largest declines in order bookings. The downturn is explained by a weak U.S. construction market and large new contracts that were booked in the comparative period.

During the first quarter of 2004, order bookings rose in Sweden and Poland. Skanska USA Building also increased order bookings in SEK as well as in local currency. Other units showed stable or decreased bookings. After all necessary permits had been received, Skanska was able to include nearly SEK 2.4 billion for construction of the railroad tunnel through the Halland Ridge (Hallandsås) in southern Sweden in order bookings. This sum represents Skanska's share of the project, which is taking place in a consortium with the French construction company Vinci. During the period, Skanska received an assignment to perform SEK 600 M worth of site preparation and building construction work in conjunction with Stora Enso's construction of a new paper machine at Kvarnsveden in Borlänge, Sweden. In Sweden, Skanska signed a SEK 500 M contract to construct Pfizer's new Swedish headquarters in Sollentuna outside Stockholm. During the period, Skanska Norway was contracted to carry out building and civil construction for the onshore terminal of the new Ormen Lange offshore gas field. The contract is worth SEK 1.1 billion. Skanska USA Building (American commercial construction) signed a contract worth SEK 315 M to provide construction management services for two school projects in Connecticut.

Order backlog

At the end of the first quarter, order backlog amounted to SEK 126,742 M (137,860), which represented an 8 percent decline. In terms of local currencies, order backlog only fell by 2 percent compared to the end of March 2003. Compared to year-end, order backlog rose by 5 percent in local currencies. Order backlog was equivalent to about 12 (12) months of construction.

Net sales and income

Performance analysis

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales				
Construction and Services	24,872	26,828	119,646	121,602
Residential Project Development	1,372	1,633	6,073	6,334
Commercial Project Development	624	2,433	7,052	8,861
BOT	5	5	87	87
Central and eliminations	-840	-1,346	-3,499	-4,005
Skanska Group	**26,033**	**29,553**	**129,359**	**132,879**
Earnings before interest, taxes and amortization (EBITA)				
Construction and Services	340	235	2,368	2,263
Residential Project Development	120	88	337	305
Commercial Project Development[1]	172	690	2,543	3,061
BOT	-3	-8	32	27
Central	-94	-134	-444	-484
Closed down operations	0	5	5	10
Eliminations[1]	27	-36	-2	-65
Skanska Group	**562**	**840**	**4,839**	**5,117**
Goodwill amortization and writedowns[1]	-106	-120	-571	-585
Operating income	**456**	**720**	**4,268**	**4,532**
Net interest items	-33	-135	-291	-393
Other financial items	-5	-45	-27	-67
Net financial items	**-38**	**-180**	**-318**	**-460**
Income after financial items	**418**	**540**	**3,950**	**4,072**
Taxes	-150	-172	-1,281	-1,303
Minority interests	0	-5	-3	-8
Net income for the period	**268**	**363**	**2,666**	**2,761**
Earnings per share for the period	0.64	0.87	6.37	6.60
1 Of which gain on sale of commercial properties reported in				
Commercial Project Development	82	485	1,993	2,396
Eliminations	44	3	44	3

Net sales totaled SEK 26,033 M (29,553), a decline of 12 percent. Adjusted for currency rate effects, net sales fell by 5 percent. Skanska's largest business stream, Construction and Services, reported unchanged sales after adjustments for currency rate effects. The decrease in the Group's net sales was primarily attributable to lower divestments of commercial properties compared to the same period of 2003.

Operating income decreased to SEK 456 M (720). Currency effects, mainly related to Construction and Services, had a negative impact of SEK 15 M on operating income. In Construction and Services, operating income before goodwill amortization (EBITA) rose by 45 percent, amounting to SEK 340 M (235). Operating income before goodwill in Residential Project Development rose by 36 percent and totaled SEK 120 M (88). Commercial Project Development reported lower operating income, SEK 172 M (690), due to lower divestments of completed commercial projects. Skanska BOT improved its operating income to SEK -3 M (-8). Corporate overhead shrank to SEK -94 M (-134). The item "closed down operations" includes Skanska Telecom Networks, which was largely discontinued during 2002.

In Construction and Services, operating margin amounted to 0.9 (0.4) percent.

Goodwill amortization and writedowns during the period, which totaled SEK 106 M, consisted of scheduled amortization.

As a consequence of lower debt, net interest items improved to SEK -33 (-135). Capitalization of interest expenses in ongoing projects amounted to SEK 14 M (22). Other financial items totaled SEK -5 M (-45). The higher amount in the comparative period included a writedown of Skanska's shares in the kitchen interior manufacturer Nobia totaling SEK 26 M. Income after financial items fell to SEK 418 M (540).

Net profit for the report period fell to SEK 268 M (363). Earnings per share during the period reached SEK 0.64 (0.87).

Investments and divestments

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
INVESTMENTS				
Construction and Services	-263	-415	-1,697	-1,849
Residential Project Development	-820	-920	-3,673	-3,773
Commercial Project Development	-181	-492	-1,088	-1,399
BOT	-18	0	-133	-115
Central and eliminations	-2	141	66	209
Investments	**-1,284**	**-1,686**	**-6,525**	**-6,927**
DIVESTMENTS				
Construction and Services	210	254	1,495	1,539
Residential Project Development	1,001	1,033	4,552	4,584
Commercial Project Development	396	2,067	5,901	7,572
BOT	0	0	1	1
Central and eliminations	-1	-144	288	145
Divestments	**1,606**	**3,210**	**12,237**	**13,841**
NET INVESTMENTS				
Construction and Services	**-53**	**-161**	**-202**	**-310**
Residential Project Development	**181**	**113**	**879**	**811**
Commercial Project Development	**215**	**1,575**	**4,813**	**6,173**
BOT	**-18**	**0**	**-132**	**-114**
Central and eliminations	**-3**	**-3**	**354**	**354**
Net investments [1]	**322**	**1,524**	**5,712**	**6,914**
1 Of which strategic investments/divestments	**-28**	**-16**	**392**	**404**

Investments amounted to SEK -1,284 M (-1,686). Investments in Construction and Services fell to SEK -263 M (-415). This item was mainly related to investments in fixed assets for Skanska's own production. Net investments totaled SEK -53 M (-161). Investment volume in Residential Project Development decreased to SEK -820 M (-920). This decline was due to the inclusion in the comparable period of Skanska's American project development operations, which were divested last year. Investments in Sweden and Norway rose in the medium and low price segments, where demand is strong. Divestments in this business stream were at the same level as last year and amounted to SEK 1,001 M (1,033). In Commercial Project Development, both investments and divestments shrank, and net investments amounted to SEK 215 M (1,575).

The net amount of the Group's investments (-) and divestments (+) was SEK +322 M (1,524).

Operating cash flow and change in interest-bearing net debt/net cash

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
CASH FLOW FROM OPERATIONS				
Construction and Services	11	-1,008	4,320	3,301
Residential Project Development	180	-293	1,443	970
Commercial Project Development	366	2,243	5,233	7,110
BOT	-57	-28	-201	-172
Central and eliminations	-114	194	-200	108
Cash flow before taxes, financial operations and dividends from Group companies	**386**	**1,108**	**10,595**	**11,317**
Taxes paid	-453	-147	-374	-68
Net interest items and other financial items	-38	-155	-313	-430
Dividend	-21	-8	-877	-864
Cash flow before changes in interest-bearing receivables and liabilities	**-126**	**798**	**9,031**	**9,955**
Translation difference, net debt	-128	135	164	427
Reclassification and change in accounting principle, interest-bearing net debt	0	-1,285	-536	-1,821
Interest-bearing liabilities, acquired/divested	-9	0	837	846
Other changes, interest-bearing net debt	-19	51	49	119
Changes in interest-bearing net debt/net cash	**-282**	**-301**	**9,545**	**9,526**

Cash flow before taxes, financing operations and dividends totaled SEK 386 M (1,108). In Construction and Services, cash flow improved substantially and reached SEK 11 M (-1,008). The seasonal negative change in working capital amounted to SEK -501 M (-1,014). Residential Project Development also reported an improvement, with cash flow from business operations reaching SEK 180 M (-293). Commercial Project Development reported cash flow amounting to SEK 366 M (2,243), which was lower than in the same period of last year as a consequence of the lower volume of property divestments. In Skanska BOT, cash flow from business operations amounted to SEK -57 M (-28).

Taxes paid for the period amounted to SEK -453 M (-147). The higher amount was due to supplementary tax payments for the large property divestments carried out during 2003. Cash flow before change in interest bearing receivables and liabilities totaled SEK -126 M (798).

The change in interest-bearing net debt amounted to SEK –282 M (-301), primarily as a result of cash flow and translation differences related to currency rate differences for interest-bearing net debt that totaled SEK -128 M (135).

Financial position

Capital employed, by business stream

SEK bn	Constr. & Services	Resid. PD	Comm. PD	BOT	Central & elim.	Total Skanska Group
Intangible fixed assets	4.4	0.0	0.0	0.4	0.0	4.8
Tangible fixed assets	6.5	0.0	0.0	0.0	0.0	6.5
Shares and participations	0.8	0.1	0.1	0.8	-0.3	1.5
Commercial properties	1.4	0.0	9.4	0.0	-0.2	10.6
Residential properties	0.0	3.2	0.0	0.0	0.0	3.2
Interest-bearing receivables	1.5	0.0	0.1	0.1	0.7	2.4
Net working capital	-8.1	-0.9	-0.3	0.0	-2.3	-11.6
Cash, bank & s.-t. investments	2.6	0.1	0.0	0.0	3.5	6.2
Capital employed on Mar 31, 2004	9.1	2.5	9.3	1.3	1.4	23.6
Capital employed on Dec 31, 2003	9.5	2.9	9.5	1.2	1.4	24.5
Capital employed on Mar 31, 2003	12.4	5.0	14.1	1.0	-0.9	31.6

Skanska has continued to reduce capital employed. At the close of the first quarter, the Group's capital employed totaled SEK 23.6 billion (31.6). Compared to year-end 2003, the Group reduced its capital employed by 4 percent.

In Construction and Services, the decline since the first quarter of 2003 was 27 percent and capital employed at the end of the report period was SEK 9.1 billion (12.4). In Residential Project Development, capital employed totaled SEK 2.5 billion (5.0), and in Commercial Project Development it was SEK 9.3 billion (14.1). In BOT the corresponding figure was SEK 1.3 billion (1.0).

Capital employed in Construction and Services has been further reduced than previously estimated. The target for the close of 2004 was SEK 16 billion. Residential Project Development has reached its target figure of SEK 3 billion, while Commercial Project Development is approaching its target figure of SEK 8 billion. If outstanding commitments in BOT of about SEK 1.1 billion are added to capital, it signifies that these operations are approaching their target figure of SEK 3 billion in capital employed.

Change in interest-bearing assets and liabilities

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net debt (-) / Net cash surplus (+), opening balance	**150**	**-9,376**	**-9,677**	**-9,376**
Change in interest-bearing receivables and liquid assets	-1,790	1,098	259	3,147
Translation differences interest-bearing receivables and liquid assets	175	-222	-332	-729
Change in interest-bearing liabilities	1,664	-300	8,772	6,808
Translation differences interest-bearing liabilities	-303	357	496	1,156
Reclassification and change in accounting principle	0	-1,285	-536	-1,821
Interest-bearing debts acquired/divested	-9	0	837	846
Other changes	-19	51	49	119
Net debt (-) / Net cash surplus (+), closing balance	**-132**	**-9,677**	**-132**	**150**

During the first quarter, the Group's net cash position of SEK 150 M at the close of 2003 turned into an interest-bearing net debt of SEK -132 M (-9,677). During the period, liquid assets and interest-bearing receivables were used to re-pay loans. At the end of the quarter interest-bearing liabilities and provisions amounted to SEK 8,747 M (Dec. 2003: 10,091).

The shareholders' equity of the Group rose to SEK 14,703 M (Dec. 2003: 14,169). Besides the net income for the period, the change in shareholders' equity is explained by positive currency rate effects. The net debt/equity ratio amounted to 0.0 (Dec. 2003: 0.0) and the equity/assets ratio was 22.8 (Dec. 2003: 21.5) percent. The target figure for the net debt/equity ratio (net interest-bearing debt divided by visible shareholders' equity) is 0.1 – 0.3.

Exchange rates for the most important currencies, SEK

	Average exchange rate		Exchange rates on the balance sheet date		
	Jan-Mar 2004	Jan-Mar 2003	Mar 31 2004	Mar 31 2003	Dec 31 2003
U.S. dollar	7.35	8.55	7.57	8.49	7.26
British pound	13.50	13.72	13.89	13.43	12.89
Norwegian crown	1.06	1.21	1.10	1.17	1.08
Euro	9.18	9.18	9.26	9.26	9.07

Total assets in the consolidated balance sheet fell to SEK 65.3 billion (74.3). This was even though currency rate effects increased total assets by SEK 1.6 billion. Capital employed is gradually being reduced. At the end of March, capital employed amounted to SEK 23.6 billion (31.6).

The book value of current-asset properties amounted to SEK 13.8 billion (18.4), of which commercial properties in property development operations accounted for SEK 9.3 billion (12.1). Please see the table on page 17.

Personnel

The number of employees in the Group was 66,992 (68,941), measured as the average number of employees. The decrease is due to an adaptation to lower business volume.

Market outlook

Construction investments remain weak in Skanska's main markets, except for the Czech Republic and Private Finance Initiative (PFI) projects in the United Kingdom. The main reason for the low construction levels is the low volume of investment in industrial and commercial construction. In the U.S., investment activity in industrial and commercial construction remains at a low level. Vacancy rates are high, which decreases demand for new office space. Industrial construction in the U.S. is expected to increase at the same pace as private investments. The Swedish market for construction of commercial buildings is shrinking, mainly due to low activity in office property construction. Except for PFI project volume in the U.K., British investments in segments of importance to Skanska are decreasing. The Polish commercial construction market is beginning to show some signs of recovery, but the competitive situation is difficult.

Civil construction in Skanska's main markets is showing signs of slow recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, among other things as a consequence of large budget deficits in individual states. However, New York City and vicinity, where Skanska has a strong position in infrastructure construction, is expected to outperform the U.S. as a whole in the next few years. In Finland, civil construction is growing. The Czech Republic and Poland are expected to show some growth. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and Russia. In most markets, the volume of planned housing starts is rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and in the Central European office markets are beginning to stabilize. The cautious approach to investments in new projects however remains. In Scandinavia there is good demand for retail and logistics properties with efficient space in good locations.

Accounting principles and changes in accounting practices

This Interim Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR 20, "Interim Financial Reporting." The same accounting principles and calculation methods have been applied as in the latest Annual Report.

Other matters

No new information has emerged in ongoing legal action related to the suit filed by the Swedish Competition Authority. During the period, companies suspected of collusive anti-competitive practices, among them Skanska, were sued by a number of Swedish municipalities that maintain that they have suffered damage in contract tenders that are alleged to have been rigged. In Finland a number of construction companies, among them Skanska, have been sued by the Competition Authority before the Market Court for alleged collusive anti-competitive practices in asphalt operations. The amounts of infringement fines proposed by the competition authorities in Sweden and Finland have been reported as contingent liabilities.

In Sweden, the Supreme Administrative Court has decided not to grant the Tax Authority a hearing in the tax case related to aircraft leasing, on which the Administrative Court of Appeal ruled in favor of Skanska during 2003.

Work is proceeding on the previously announced sale of Skanska's mining contracting business in South Africa, Canada and Australia. The sale is subject to the required regulatory approvals, and the matter is currently under assessment by South Africa's Competition Commission.

Financial reports in 2004

Effective from January 1, 2004, Skanska is decreasing the number of printed interim reports. In the future, only the Six Month Report and the Annual Report will be printed and distributed. The other interim reports and the Year-end Report will be available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

During 2004, the Skanska Group's Interim Reports will be published on the following dates:

July 29, 2004 Six Month Report

October 29, 2004 Nine Month Report

Stockholm, April 30, 2004

STUART E. GRAHAM

President and CEO

This Interim Report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Income statement

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	26,033	29,553	129,359	132,879
Operating expenses	-23,798	-26,764	-117,007	-119,973
Gross income	**2,235**	**2,789**	**12,352**	**12,906**
Selling and administrative expenses[1]	-1,804	-2,079	-8,178	-8,453
Share of income in associated companies	25	10	94	79
Operating income	**456**	**720**	**4,268**	**4,532**
Interest income	72	53	311	292
Interest expenses	-105	-188	-602	-685
Net interest expenses	-33	-135	-291	-393
Other financial items	-5	-45	-27	-67
Income after financial items	**418**	**540**	**3,950**	**4,072**
Taxes	-150	-172	-1,281	-1,303
Minority interests	0	-5	-3	-8
Net profit	**268**	**363**	**2,666**	**2,761**
Earnings per share for the period	0.64	0.87	6.37	6.60
Average number of shares	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, fixed assets, excl goodwill amortization	-322	-361	-1,338	-1,377
RoCE, rolling twelve months, %			17.4	17.1
Return on equity (RoE), rolling twelve months, %			19.2	19.5
Average number of employees	66,992	68,941	66,992	69,669
1 Of which goodwill amortization and writedowns	-106	-120	-571	-585

EXTERNAL CASH FLOW, SUMMARY SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Cash flow from business operations	98	1,165	9,995	11,062
Cash flow from investment operations	679	-2,783	2,255	-1,207
Cash flow from financing operations	-1,712	93	-9,772	-7,967
Cash flow for the period	**-935**	**-1,525**	**2,478**	**1,888**

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Opening balance	14,169	14,217	13,062	14,217
Dividend[1]	0	0	-837	-837
Change in accounting principle	0	-1,110	0	-1,110
Translation differences etc	266	-408	-188	-862
Net profit for the period	268	363	2,666	2,761
Closing balance	**14,703**	**13,062**	**14,703**	**14,169**

1 The dividend approved by the Annual Meeting of Shareholders, SEK 1,256 M, was included in non-restricted reserves on Mar 31, 2004.
The dividend was paid by VPC on April 7, 2004.

Group net investments

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
OPERATIONS - INVESTMENTS				
Intangible fixed assets	-22	-13	-60	-51
Tangible fixed assets	-223	-286	-1,246	-1,309
Assets in BOT operations	-18	0	-133	-115
Shares	0	0	15	15
Current-asset properties	-993	-1,347	-5,018	-5,372
Residential Project Development	*-819*	*-914*	*-3,677*	*-3,772*
Commercial Project Development	*-174*	*-433*	*-1,341*	*-1,600*
Investments	**-1,256**	**-1,646**	**-6,442**	**-6,832**
OPERATIONS - DIVESTMENTS				
Intangible fixed assets	10	0	14	4
Tangible fixed assets	139	66	454	381
Assets in BOT operations	0	0	1	1
Shares	0	0	0	0
Current-asset properties	1,457	3,120	11,293	12,956
Residential Project Development	*999*	*1,033*	*4,547*	*4,581*
Commercial Project Development	*458*	*2,087*	*6,746*	*8,375*
Divestments	**1,606**	**3,186**	**11,762**	**13,342**
Net investments in operations	**350**	**1,540**	**5,320**	**6,510**
STRATEGIC INVESTMENTS				
Businesses	-27	-30	-87	-90
Shares	-1	-10	4	-5
Strategic investments	**-28**	**-40**	**-83**	**-95**
STRATEGIC DIVESTMENTS				
Businesses	0	24	42	66
Shares	0	0	433	433
Strategic divestments	**0**	**24**	**475**	**499**
Net strategic investments	**-28**	**-16**	**392**	**404**
TOTAL NET INVESTMENTS	**322**	**1,524**	**5,712**	**6,914**
Depreciation, fixed assets, excl. goodwill amortization	-322	-361	-1,338	-1,377

Consolidated operating cash flow statement

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Cash flow from business operations before change in working capital	564	597	3,409	3,442
Change in working capital	-501	-1,014	1,426	913
Net investments in business operations	350	1,540	5,320	6,510
Cash flow adjustment, net investments	1	1	48	48
Taxes paid in in business operations	-435	-193	-1,185	-943
Cash flow from operating business	**-21**	**931**	**9,018**	**9,970**
Net interest items and other financial items	-38	-155	-313	-430
Taxes paid in financing operations	11	46	100	135
Cash flow from finance operations	**-27**	**-109**	**-213**	**-295**
CASH FLOW FROM OPERATIONS	**-48**	**822**	**8,805**	**9,675**
Net strategic investments	-28	-16	392	404
Taxes paid on net strategic investments	-29	0	711	740
Cash flow from net strategic investments	**-57**	**-16**	**1,103**	**1,144**
Dividend etc.	-21	-8	-877	-864
CASH FLOW BEFORE CHANGE IN INTEREST BEARING RECEIVABLES AND LIABILITIES	**-126**	**798**	**9,031**	**9,955**
Change in interest-bearing receivables and liabilities	-809	-2,323	-6,553	-8,067
CASH FLOW FOR THE PERIOD	**-935**	**-1,525**	**2,478**	**1,888**
Liquid assets at the beginning of the period	7,037	5,763	7,037	5,763
Exchange rate differences in liquid assets	124	-158	-332	-614
Liquid assets at the end of the period	**6,226**	**4,080**	**9,183**	**7,037**
Change in interest-bearing net debt	-282	-301	9,545	9,526

Balance sheet

SEK M	Mar 31 2004	Mar 31 2003	Dec 31 2003
ASSETS			
Intangible fixed assets			
Goodwill	4,368	5,075	4,259
Other intangible fixed assets	468	433	459
	4,836	5,508	4,718
Tangible fixed assets			
Buildings and land	1,977	2,327	2,144
Machinery and equipment	4,445	5,049	4,482
Construction in progress	113	64	104
	6,535	7,440	6,730
Financial fixed assets			
Shares and participations	1,530	1,944	1,450
Interest-bearing receivables	1,510	1,385	1,956
Deferred tax claims	1,768	1,980	1,539
	4,808	5,309	4,945
Total fixed assets	**16,179**	**18,257**	**16,393**
Current-asset properties			
Commercial Project Development	9,262	12,070	9,249
Other commercial properties	1,351	1,578	1,051
Residential Project Development	3,206	4,763	3,394
	13,819	18,411	13,694
Inventories	1,134	933	828
Current receivables			
Interest-bearing receivables	879	3,090	1,248
Tax claims	298	355	415
Non-interest-bearing receivables	26,720	29,182	27,123
	27,897	32,627	28,786
Short-term investments	457	1,304	218
Cash and bank balances	5,769	2,776	6,819
Total current assets	**49,076**	**56,051**	**50,345**
Total assets	**65,255**	**74,308**	**66,738**
of which interest-bearing	**8,615**	**8,555**	**10,241**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	14,703	13,062	14,169
Minority interests	185	289	200
Provisions			
Provisions for pensions and similar commitments	1,809	2,292	2,058
Provisions for taxes	3,043	1,962	3,104
Other provisions	3,286	3,035	3,230
	8,138	7,289	8,392
Long-term liabilities, interest-bearing	5,566	12,798	7,182
Current liabilities			
Interest-bearing liabilities	1,353	3,473	809
Tax liabilities	339	667	571
Non-interest-bearing liabilities	34,971	36,730	35,415
	36,663	40,870	36,795
Total shareholders' equity and liabilities	**65,255**	**74,308**	**66,738**
of which interest-bearing	**8,747**	**18,232**	**10,091**

Contingent liabilities

During the report period, the Group's contingent liabilities increased by SEK 3.8 billion to SEK 22.5 billion (Dec 31, 2003: 18.7)

FINANCIAL RATIOS ETC.[1]	Mar 31 2004	Mar 31 2003	Dec 31 2003
Capital employed, closing balance, SEK M	23,635	31,583	24,460
Capital employed, average, SEK M	26,292	33,979	28,183
Equity/assets ratio, %	22.8	18.0	21.5
Net cash surplus (+)/net debt (-), SEK M	-132	-9,677	150
Debt/equity ratio	0.0	0.7	0.0

1 The definitions of the financial ratios can be found in the Annual Report for 2003

Additional information

Business streams

Construction and Services

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	24,872	26,828	119,646	121,602
Gross income	**1,748**	**1,794**	**8,599**	**8,645**
Selling and administrative expenses[1]	-1,425	-1,548	-6,345	-6,468
Share of income in associated companies	17	-11	114	86
Earnings before interest, taxes and amortization (EBITA)	**340**	**235**	**2,368**	**2,263**
Goodwill amortization and writedowns	-104	-115	-567	-578
Operating income	**236**	**120**	**1,801**	**1,685**
Capital employed	**9,083**	**12,413**	**9,083**	**9,529**
Depreciation, fixed assets	**-318**	**-345**	**-1,328**	**-1,355**
Investments	-263	-415	-1,697	-1,849
Divestments	210	254	1,495	1,539
Net investments	**-53**	**-161**	**-202**	**-310**
Cash flow from operations before investments and changes in working capital	608	423	3,435	3,250
Changes in working capital	-549	-1,269	1,135	415
Net investments in operations	-28	-148	-274	-394
Cash flow adjustment, net investments	5	-1	-48	-54
Operating cash flow from business operations[2]	36	-995	4,248	3,217
Strategic net investments	-25	-13	72	84
Cash flow	**11**	**-1,008**	**4,320**	**3,301**
Gross margin, %	7.0	6.7	7.2	7.1
Selling and administrative expenses, %	-5.7	-5.8	-5.3	-5.3
Operating margin before interest, taxes and amortization, %	1.4	0.9	2.0	1.9
Operating margin %	0.9	0.4	1.5	1.4
Return on capital employed (RoCE), %			18.8	16.3
Order bookings, SEK bn	31.3	32.2	119.6	120.6
Order backlog, SEK bn	126.7	137.8	126.7	116.3
Employees	65,837	66,890	65,837	68,209

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

Further information by business/reporting unit can be found on page 16.

Net sales declined by 7 percent to SEK 24,872 M (26,828). Net sales were negatively impacted by currency rate effects of 7 percent.

Operating income before goodwill amortization (EBITA) rose by 45 percent, amounting to SEK 340 M (235). Skanska's British operations improved their operating income to SEK 103 M (33). Skanska Services, which also showed improved margins, reported an operating income of SEK 41 M (27). Skanska's Nordic operations as well as its operations in Latin America also showed better earnings than in the comparable period. Skanska USA Civil accounted for the largest decrease in operating income. The severe winter in the New York area, rising raw material prices and continued difficulties for the subsidiary Yeager Skanska (California) explain the downturn. Skanska USA Building increased its margins somewhat, despite weaker capacity utilization. In local currency, Skanska USA Building increased its order bookings by 32 percent compared to the same quarter of 2003.

Operating income amounted to SEK 236 M (120). Negative currency rate effects lowered operating income by SEK 9 M. During the seasonally weak first quarter, operating margin amounted to 0.9 (0.4) percent.

Residential Project Development

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	1,372	1,633	6,073	6,334
Gross income	**202**	**198**	**680**	**676**
Selling and administrative expenses[1]	-82	-110	-338	-366
Share of income in associated companies	0	0	-5	-5
Earnings before interest, taxes and amortization (EBITA)	**120**	**88**	**337**	**305**
Goodwill amortization and writedowns	-1	-2	-6	-7
Operating income	**119**	**86**	**331**	**298**
Capital employed	**2,493**	**4,997**	**2,493**	**2,931**
Depreciation, fixed assets	**-1**	**-1**	**-11**	**-11**
Investments	-820	-920	-3,673	-3,773
Divestments	1,001	1,033	4,552	4,584
Net investments	**181**	**113**	**879**	**811**
Cash flow from operations before investments and changes in working capital	-50	46	-339	-243
Changes in working capital	144	-374	871	353
Net investments in operations	181	112	880	811
Cash flow adjustment, net investments	-95	-77	31	49
Operating cash flow from business operations[2]	180	-293	1,443	970
Strategic net investments	0	0	0	0
Cash flow	**180**	**-293**	**1,443**	**970**
Operating margin, %	8.7	5.3	5.5	4.7
Return on capital employed (RoCE), %			9.6	7.5
Employees	733	1,396	733	824

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

Further information by business/reporting unit can be found on page 17.

Net sales fell by 16 percent to SEK 1,372 M (1,633). The main reason for the decline in net sales was that the American residential development unit – Spectrum Skanska – which was divested on April 1, 2003, was included in sales during the comparable period. In Denmark, Skanska no longer carries out any operations in Residential Project Development, which explains another portion of the decline in net sales.

Operating income rose to SEK 119 M (86). In Skanska's Polish operations, previously completed residential units are being sold and in principle, no new project development is currently underway. In Norway, operating income improved and amounted to SEK 31 M (19). Czech operations accounted for the largest improvement in operating income, and this amounted to SEK 29 M (12).

Commercial Project Development

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	624	2,433	7,052	8,861
Gross income	**234**	**746**	**2,797**	**3,309**
Selling and administrative expenses[1]	-57	-60	-241	-244
Share of income in associated companies	-5	4	-13	-4
Earnings before interest, taxes and amortization (EBITA)	**172**	**690**	**2,543**	**3,061**
Goodwill amortization and writedowns	0	0	0	0
Operating income	**172**	**690**	**2,543**	**3,061**
of which gain on sale of properties[2]	82	485	1,993	2,396
of which operating net, completed properties	134	232	652	750
of which writedowns/reversal of writedowns	0	0	0	0
Capital employed	**9,323**	**14,108**	**9,323**	**9,459**
Investments	-181	-492	-1,088	-1,399
Divestments	396	2,067	5,901	7,572
Net investments	**215**	**1,575**	**4,813**	**6,173**
Cash flow from operations before investments and changes in working capital	104	201	574	671
Changes in working capital	-44	387	-218	213
Net investments in operations	218	1,576	4,815	6,173
Cash flow adjustment, net investments	91	79	65	53
Operating cash flow from business operations before taxes[3]	369	2,243	5,236	7,110
Strategic investments	-3	0	-3	0
Cash flow	**366**	**2,243**	**5,233**	**7,110**
Return on capital employed (RoCE), %			22.5	24.8
Employees	136	157	136	149

1 Excluding goodwill amortization and writedowns				
2 Additional gain included in eliminations was	44	3	44	3
3 Before taxes, financing operations and dividends				

See page 18 for more information.

Net sales fell to SEK 624 M (2,433) as a consequence of lower divestments of completed commercial projects. For the same reason, operating income decreased to SEK 172 M (690).

During the report period, Skanska sold the East-West Business Center in Budapest, Hungary, for SEK 389 M, with a capital gain of SEK 126 M. Of this, SEK 44 M was reported under the item "Eliminations" as a withdrawal of previously eliminated capital gains in construction operations.

Commercial Project Development has nine projects underway, seven of them in Sweden. Ongoing projects represent leasable space of about 124,000 sq. m (1.33 million sq. ft.) and are 77 percent pre-leased. At the end of the period, the book value of ongoing projects totaled SEK 0.6 billion (Dec. 2003: 0.4). Their book value upon completion is expected to total SEK 1.4 billion, with an estimated market value of SEK 1.8 billion. The degree of completion in ongoing projects is about 40 percent.

The book value of Skanska's portfolio of completed properties amounted to SEK 6.0 billion (Dec. 2003: 6.2), with an estimated market value, based on an appraisal dated December 2003, of about SEK 9.1 billion (Dec. 2003: 9.4). The occupancy rate, measured in rent, amounted to 87 percent.

The book value of Skanska's undeveloped land and development properties ("land bank") totaled about SEK 2.7 billion (Dec. 2003: 2.6).

BOT

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	5	5	87	87
Gross income	**-3**	**-12**	**41**	**32**
Selling and administrative expenses[1]	-13	-12	-58	-57
Share of income in associated companies	13	16	49	52
Earnings before interest, taxes and amortization (EBITA)	**-3**	**-8**	**32**	**27**
Goodwill amortization and writedowns	0	-3	3	0
Operating income	**-3**	**-11**	**35**	**27**
of which gain on sale of projects	0	0	0	0
Capital employed	**1,342**	**1,038**	**1,342**	**1,243**
Depreciation, fixed assets	**0**	**-11**	**11**	**0**
Investments	-18	0	-133	-115
Divestments	0	0	1	1
Net investments	**-18**	**0**	**-132**	**-114**
Cash flow from operations before investments and changes in working capital	-16	-13	-22	-19
Changes in working capital	-23	-15	-47	-39
Net investments in operations	-18	0	-132	-114
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations[2]	-57	-28	-201	-172
Strategic investments	0	0	0	0
Cash flow	**-57**	**-28**	**-201**	**-172**
Return on capital employed (RoCE), %			4.4	3.8
Employees	39	29	39	32

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

Net sales amounted to SEK 5 M (5). Operating income totaled SEK -3 M (-11). During the comparative period, tender expenses were higher, which partly explains the difference.

During December, Skanska in consortium with the British investment fund Innisfree was selected to expand St. Bartholomew's Hospital (Barts) and The Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to occur early in 2005. Skanska's investment amounts to about SEK 350 M.

Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 1.1 billion.

Construction and Services, by business/reporting unit

	Net sales				Operating income			
SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Sweden	4,575	5,036	23,219	23,680	72	10	557	495
Norway	1,891	2,122	7,992	8,223	17	-6	48	25
Denmark	777	698	3,509	3,430	10	-49	22	-37
Finland	1,602	1,546	7,935	7,879	-4	-21	228	211
Poland	384	571	3,359	3,546	-28	-22	84	90
Czech Republic	1,126	1,203	7,577	7,654	38	57	321	340
UK	3,055	3,018	12,043	12,006	79	8	140	69
USA Building	6,153	7,401	28,992	30,240	28	27	12	11
USA Civil	2,996	3,244	14,973	15,221	7	137	392	522
Latin America	543	429	2,256	2,142	23	18	124	119
Services	567	568	2,200	2,201	35	21	146	132
International [1]	1,203	992	5,591	5,380	-41	-60	-273	-292
Total	**24,872**	**26,828**	**119,646**	**121,602**	**236**	**120**	**1,801**	**1,685**

1 International includes operations in Russia, India and Hong Kong, as well as International Projects, Whessoe and Cementation Operations in Hong Kong are reported according to the equity method.

	EBITA[3]				EBITA, %[3]			
SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Sweden	72	16	600	544	1.6	0.3	2.6	2.3
Norway	42	24	201	183	2.2	1.1	2.5	2.2
Denmark	10	-47	26	-31	1.3	-6.7	0.7	-0.9
Finland	12	3	311	302	0.7	0.2	3.9	3.8
Poland	-27	-20	93	100	-7.0	-3.5	2.8	2.8
Czech Republic	44	53	295	304	3.9	4.4	3.9	4.0
UK	103	33	233	163	3.4	1.1	1.9	1.4
USA Building	40	40	64	64	0.7	0.5	0.2	0.2
USA Civil	12	142	411	541	0.4	4.4	2.7	3.6
Latin America	23	18	124	119	4.2	4.2	5.5	5.6
Services	41	27	170	156	7.2	4.8	7.7	7.1
International	-32	-54	-160	-182	-2.7	-5.4	-2.9	-3.4
Total	**340**	**235**	**2,368**	**2,263**	**1.4**	**0.9**	**2.0**	**1.9**

3 Earnings before interest, taxes and amortization

	Capital employed, closing balance[5]				Return on capital employed			
SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Sweden	607	1,659	607	1,027			49.1	36.6
Norway	1,109	2,434	1,109	1,777			4.1	2.8
Denmark	-21	148	-21	56			-28.1	69.6
Finland	691	741	691	765			26.6	23.5
Poland	469	777	469	421			15.3	13.0
Czech Republic	1,771	1,767	1,771	1,508			19.4	20.2
UK	657	1,211	657	368			26.5	14.0
USA Building	481	702	481	404			5.4	4.3
USA Civil	1,857	1,746	1,857	1,663			23.4	31.0
Latin America	456	401	456	375			27.0	27.8
Services	1	20	1	-69			>100	>100
International	1,095	1,607	1,095	1,494			-18.3	-18.9
Eliminations	-90	-800	-90	-260				
Total	**9,083**	**12,413**	**9,083**	**9,529**			**18.8**	**16.3**

5 Deposits with Skanska Financial Services have been deducted.

	Order backlog				Order bookings			
SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Sweden	17,794	14,514	17,794	13,797	8,440	5,126	26,008	22,694
Norway	6,586	6,708	6,586	5,690	2,644	3,246	8,563	9,165
Denmark	1,979	2,169	1,979	1,999	792	1,158	3,242	3,608
Finland	5,116	5,017	5,116	5,403	1,427	1,954	8,450	8,977
Poland	3,144	3,459	3,144	2,730	817	461	3,500	3,144
Czech Republic	8,758	9,232	8,758	7,426	2,368	2,046	9,138	8,816
UK	12,750	15,121	12,750	13,684	1,116	2,721	9,270	10,875
USA Building	42,898	44,493	42,898	38,055	9,263	8,142	33,299	32,178
USA Civil	16,285	24,865	16,285	17,405	1,180	4,962	8,785	12,567
Latin America	2,122	2,218	2,122	2,087	505	561	2,345	2,401
Services	2,314	2,178	2,314	2,387	492	358	2,338	2,204
International	6,996	7,788	6,996	5,640	2,252	1,507	4,678	3,933
Total	**126,742**	**137,762**	**126,742**	**116,303**	**31,296**	**32,242**	**119,616**	**120,562**

Residential Project Development, by business/reporting unit

	Net sales				Operating income			
SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Sweden	474	615	2,274	2,415	29	21	23	15
Norway	311	240	1,095	1,024	31	19	95	83
Denmark	0	173	140	313	0	7	54	61
Finland	378	254	1,565	1,441	23	16	72	65
Poland	33	22	170	159	3	-9	-14	-26
Czech Republic	119	80	556	517	29	12	96	79
USA	-	189	-	189	-	9	-	9
International	57	53	280	276	4	7	9	12
Other	-	7	-7	0	-	4	-4	0
Total	**1,372**	**1,633**	**6,073**	**6,334**	**119**	**86**	**331**	**298**

	Capital employed, closing balance[1]				Return on capital employed			
SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Sweden	519	1,246	519	735			2.6	1.5
Norway	865	1,082	865	823			10.9	8.9
Denmark	0	468	0	313			18.8	17.0
Finland	671	727	671	719			9.9	8.9
Poland	143	257	143	158			-7.8	-12.2
Czech Republic	235	103	235	130			71.9	64.5
USA	-	928	0	0			-	0.5
International	60	74	60	53			16.7	19.8
Other	-	112	0	0			-	0.0
Total	**2,493**	**4,997**	**2,493**	**2,931**			**9.6**	**7.5**

1 Deposits with Skanska Financial Services have been deducted.

Breakdown of book value, current-asset properties, March 31, 2004

SEK M	Residential Project Development	Commercial Project Development	Other commercial properties	Total
Completed projects	628	5,980	278	6,886
Ongoing projects	883	600	156	1,639
Land bank	1,695	2,682	917	5,294
Total	**3,206**	**9,262**	**1,351**	**13,819**

Project Development – performance analysis before selling and administrative expenses

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
SALE PRICE				
Commercial Project Development	396	2,067	5,901	7,572
Other commercial properties	63	20	846	803
Residential Project Development	999	1,033	4,547	4,581
Total	**1,458**	**3,120**	**11,294**	**12,956**
BOOK VALUE				
Commercial Project Development	270	1,579	3,864	5,173
Other commercial properties	60	23	768	731
Residential Project Development	827	929	3,908	4,010
Total	**1,157**	**2,531**	**8,540**	**9,914**
GROSS INCOME				
Commercial Project Development	126	488	2,037	2,399
Other commercial properties	3	-3	78	72
Residential Project Development	172	104	639	571
Total	**301**	**589**	**2,754**	**3,042**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2003	Occupancy rate, %
Completed properties	5,980	5,980	9,060	87
Ongoing projects	600	1,381	1,790	77
Subtotal	**6,580**	**7,361**	**10,850**	
Land bank	2,682	2,682	0	
TOTAL	**9,262**	**10,043**	**10,850**	

SKANSKA

Press Release

May 3, 2004

Skanska to extend subway in Prague for SEK 1 billion

Skanska has been contracted to extend the subway system in Prague. Skanska's share of the project amounts to about SEK 1 billion (CZK 3.6 billion) and is included in order bookings for the second quarter of 2004. The customer is the City of Prague traffic company.

The extension is being carried out in a consortium including the Czech companies Metrostav and Subterra. Skanska has 37 percent of the entire project, which is valued at about SEK 2.7 billion (CZK 9.8 billion).

The construction time is estimated at nearly four years. Work begins in May and the project is scheduled to be completed at year-end 2007.

The assignment involves an extension of 4.6 kilometers of the C-Line in the northern section of Prague. About 40 percent of the stretch is through tunnels. The extension begins at the Ladvi station and involves three new stations. The assignment also includes land improvement, parking areas and a bus station at the new end station at Letnany.

Skanska CZ, the largest construction company in the Czech Republic, recently completed the Sazka Arena in which the Ice-hockey World Championships are currently being played. The company's other major projects include expansion of Prague's international airport. The company reported sales in 2003 of slightly more than SEK 7.6 billion, with about 6,400 employees.

For further information please contact:

Ondrej Such, Head of External Affairs, Skanska CZ,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8-753 88 38

SKANSKA

Press Release

May 7, 2004

Skanska to construct shopping center in Prague for SEK 735 M

Skanska has secured an assignment to construct a large new shopping center in Prague for SEK 735 M (CZK 2.6 billion). The contract sum is included in order bookings for the second quarter of 2004. The customer is Rodamco Europe.

The project, which comprises 55,000 square meters on four stories, will house a department store, smaller shops, restaurants, 2,200 parking places and an activity center offering bowling and other activities. The Chodov Center will be constructed on both sides of Roztylská Street and bridging it.

Work will commence immediately and is scheduled for completion in October 2005. The project is the first of three phases planned for the Chodov Center.

Skanska CZ, which is the Czech Republic's largest construction company, recently completed the Sazka Arena where the Ice Hockey World Championships are currently being played. The company's major projects at the moment include the extension of Prague's international airport and the extension of the city's subway. The company, which has 6,400 employees, generated sales of slightly more than SEK 7.6 billion in 2003.

For further information please contact:

Ondrej Such, Press Officer, Skanska CZ,
tell +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press release

May 18, 2004

Skanska initiates growth plan for US building unit

Skanska is announcing a plan for its US building unit to achieve a highly focused organization with the goal of above market growth in sales and earnings. The plan includes centralization of all support services, which will enable the most senior line officers and managers to concentrate on customers and project execution at local levels. The new structure will result in improved service to customers as well as improved control. The changes will also mean lower administrative costs.

A one-time expense of approximately SEK 150 million (USD 20 million) will be charged against earnings in the second quarter. No project provisions are expected as a result of the actions taken. The expected pay back on the one-time expense is less than two years in the form of lower overhead as a percentage of net sales.

"The actions we are taking should result in higher order bookings by 2005 and a significant increase in earnings by 2006, assuming reasonable economic conditions" says Stuart Graham, President and CEO of Skanska AB. "With this organization we will be in much better position to capitalize on opportunities around the US by bringing our best resources to service our customers wherever they may be. At the same time we remain committed to having local operations managers close to the customers. Even centralized services will be provided to customers through local offices."

"The new structure will enhance growth through responding quicker to changes in corporate customers' needs as well as taking better advantage of a wider range of other national sectors including health care, education, biopharmaceutical and Government contracts, and it will help improve market share in a challenging environment", says Michael Healy, President of Skanska USA Building. "The change will also help ensure that profitable growth will continue for the US building business for the foreseeable future."

These actions will result in the closing of low growth potential offices in Littleton, Colorado; Harrisburg,

Pennsylvania; Milford, Connecticut; and Winston Salem, North Carolina; early retirement of a few executives and a reduction of some 100 other managers and staff primarily related to the office closures. In addition, and as a result of these actions, certain assets will be written off.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting, design build, and pharmaceutical validation services to a broad range of U.S. industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company, part of Skanska Group, is headquartered in Parsippany, New Jersey, and has more than 5,300 employees in the U.S. Since 1990 Skanska USA Building has grown from USD 100 million in sales to USD 3,7 billion in 2003.

For further information, please contact:

Hans Biörck, CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38 or +46 70 543 88 38
Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building, tel +1 973 394 9100

SKANSKA

Press Release

May 25, 2004

Skanska to build highway in Czech Republic worth SEK 1.7 billion - Skanska's share is SEK 690 M

Skanska has secured an order for the construction of a highway in the Czech Republic. The total order is worth SEK 1.7 billion (CZK 6 billion), of which Skanska's 40-percent participation corresponds to SEK 690 M.

The value of this contract will be included in order bookings during the second quarter of 2004. The customer is Reditelství silnic a dálnic CR, the Czech Republic's National Road Administration.

The assignment involves construction of an 11.7-kilometer-long section of the D47 highway between Bilovec and Ostrava, in the eastern part of the Czech Republic, at the border to Poland. The project includes a one-kilometer-long tunnel, ten bridges and six viaducts, in addition to approach roads, landscaping work, two wildlife crossings and all installations. Construction will commence in August and the project is scheduled for completion in April 2008.

Skanska owns 40 percent of the consortium commissioned for the assignment, which also includes Strabag, Metrostav and Subterra.

Skanska CZ, which is the Czech Republic's largest construction company, has 6,400 employees and had total sales of slightly more than SEK 7.6 billion in 2003. The company's major projects in progress include an extension of the metro system in Prague, expansion of the capital city's international airport and construction of the Centrum Chodov shopping center in Prague.

For further information please contact:

Ondrej Such, Press Officer, Skanska CZ,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38



Press Release

May 27, 2004

Skanska is selling its interest in Gammon Skanska

Skanska has signed a memorandum of understanding to sell its 50 percent interest in Gammon Skanska, a construction company based in Hong Kong. The buyer of Skanska's holding is the British construction company Balfour Beatty Limited. Jardine Matheson will continue to retain its ownership of the remaining half of Gammon.

The final sales contract is expected to be signed this summer following completion of the due diligence process.

The sale is part of Skanska's strategy of focusing on achieving a leading position in its selected home markets.

The sale price of approxemately SEK 500 M corresponds to the Group's book value and consequently there is no impact on Skanska's earnings. Cash flow is affected positively by this amount, and the Group's capital employed is reduced by the corresponding amount.

Gammon Skanska is consolidated in accordance with the equity method, whereby net sales, order bookings and order backlog are not reported in Skanska Group's consolidated accounts. Skanska's share in the earnings of Gammon Skanska is reported in Skanska's income statement under the item "Income from associated companies" and amounted to SEK 34 M in 2003.

Gammon Skanska, one of the leading construction firms in Hong Kong, also has operations on mainland China and in Southeast Asia. Sales in 2003 amounted to about SEK 5.9 billion (HKD 6 bn) and the company employs about 2,000 persons.

For further information please contact:

Hans Biörck, CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB,

tel +46 8 753 88 38

SKANSKA

Press Release

June 1, 2004

Skanska awarded design and build contract for new British defence facility - contract valued at SEK 1.1 billion (GBP 82.6 M)

Skanska has secured a design and construct contract for a new British defence facility. The contract is valued at SEK 1.1 billion (GBP 82.6 M), and will be included in order bookings for the second quarter of 2004.

The customer is the Ministry of Defence (MOD). Skanska is currently also refurbishing MOD's main headquarters on Whitehall in London as part of the British PFI (Private Finance Initiative) program for public and private sector cooperation.

Skanska UK is the Prime Supplier, with total responsibility for the entire implementation, from procurement to design and construction. Work begins immediately and the project is scheduled to be completed in May 2006.

The assignment involves a base for the newly formed 23 Engineer Regiment, part of the 16 Air Assault Brigade, in Woodbridge, Suffolk, near Ipswich in eastern England.

The facility will house a barracks complex and training areas for about 900 personnel. The project includes assault courses, officers' mess and dining halls as well as sports, training and medical facilities. In total, the project involves about 50,000 square meters of building premises.

The aforementioned major redevelopment of the MOD's main headquarters on Whitehall in central London, which will be completed this year, is valued at about SEK 4.6 billion (GBP 340 M).

For further information please contact:

Tanya Barnes, Communication Manager, Skanska UK,
tel +44 1923 423 030
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

June 2, 2004

Skanska awarded renewal telecom infrastructure construction and service contract by BT for about SEK 2.7 billion, GBP 200 M

Skanska has been awarded a renewal contract from BT to provide telecommunications infrastructure for the company's fixed network in the UK. The contract, valued at SEK 2.7 billion (GBP 200 M) is for a period of four years. The contract amount is included in order bookings for the second quarter of 2004.

The new agreement is an extension of a previous three-year contract that annually involved Skanska carrying out assignments valued at approximately SEK 685 M (GBP 50 M). Also the new contract is expected to generate assignments amounting to SEK 685 M (GBP 50 M) annually.

Under the contract, Skanska will provide infrastructure services including, civil engineering, underground cabling and telecommunication pole renewal for BT's external fixed network for telecom and data traffic in two areas, Yorkshire & Humber and Thames Valley.

"We have become established as a leading service provider of External National Installation Telecommunication Services for BT. The successful renewal of this contract confirms that we understand our clients needs and those of their customers," says Mike Putnam, Executive Vice President Skanska UK. "Focusing on this area will enable us to improve the service we provide for our clients."

BT Group is one of Europe's leading providers of telecommunications services. In the UK, BT serves over 20 million business and residential customers.

Skanska is one of the leading construction companies in the UK. The company, which has 3,800 employees, generated sales of slightly more than SEK 12 billion in 2003.

For further information please contact:

Tanya Barnes, Communication Manager, Skanska UK,
tel +44 1923 423 030
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

June 8, 2004

Skanska awarded railway contract in Slovakia valued at SEK 680 M

Skanska has received a railway assignment in Slovakia. The contract is valued at SEK 1,360 M (CZK 4.67 billion). Skanska has 50 percent of the order total, corresponding to SEK 680 M (CZK 2.33 billion). The contract is included in order bookings for the second quarter of 2004.

The customer is the Slovakian railway company Zeleznice Slovenské Republiky. The project is partly financed through the EU's ISPA program that provides support for environment and infrastructure in the new EU countries.

The assignment concerns the complete renovation of a 14-kilometer stretch of the main railway line between the capital Bratislava and Trnava. The project also covers the reconstruction of six stations.

Work will commence shortly and is scheduled for completion in December 2007.

The Czech subsidiary Skanska CZ is heading a consortium with the Slovakian companies Stavby silnic a zeleznic, TCHAS and Elektrizácia zeleznic Kysak.

Skanska CZ, the largest construction company in the Czech Republic with 6,400 employees, posted sales of slightly more than SEK 7.6 billion last year.

For further information please contact:

Ondrej Such, Press Officer, Skanska CZ,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

June 9, 2004

Skanska sells small British engineering firm

Skanska and Al Rushaid Investment Company have signed an agreement, whereby Al Rushaid will take over Whessoe, a British engineering firm with about 100 employees.

The sale is part of Skanska's strategy to focus on achieving a leading position within its core operations in selected home markets.

Skanska Whessoe is an engineering firm that specializes in Liquid Natural Gas plants in the international market. The company posted sales of SEK 371 M in 2003 and an operating loss of SEK 8 M. The British company was part of the acquisition of Kvaerner's construction operations in 2000. Since January 1, 2004, Whessoe has been part of the Skanska International business unit.

The book value of the capital employed is slightly less than SEK 30 M. The sale will generate a slightly negative impact on Skanska's earnings.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38

SKANSKA

Press Release

June 16, 2004

Skanska to build hospital in Florida for SEK 608 M (USD 80 M)

Skanska has been awarded the construction assignment to build a new hospital that will replace the existing facility at the Homestead Hospital in Homestead, Florida. The contract is valued at SEK 608 M (USD 80 M) and is included in order bookings for the second quarter of 2004. The customer is Baptist Health South Florida.

The new 28,500-square-meter (307,000-square-foot) hospital facility will feature additional clinical space for outpatient diagnostic services, more operating rooms and 120 private patient rooms. The emergency room will be triple the size of the existing one.

Work will begin immediately on the new facility, which will replace the existing Homestead Hospital built in 1940. The project is scheduled for completion in 2006.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting, design build, and pharmaceutical validation services to a broad range of U.S. industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company, part of Skanska Group, is headquartered in Parsippany, New Jersey, and has more than 5,300 employees in the U.S. Skanska USA Building's sales amounted to SEK 29 billion, USD 3,7 billion, in 2003.

For further information please contact:

Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building,
tel +1 973 394 9100
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01



Press Release

June 17, 2004

Comparative figures for Skanska's operations in Finland, the UK and International

At the beginning of 2004, the operations named in the table below were transferred to the Business Unit Skanska International (previously Skanska International Projects) as part of the process for streamlining operations in Skanska's domestic markets. (see press release dated February 2, 2004). Skanska's participation in the earnings of Gammon Skanska, in which the Group has a 50-percent interest, is also included in Skanska International.

Unit	Previously reported under
Skanska Cementation India	India
Skanska Whessoe	UK
Skanska Cementation Mining	UK
Skanska Russia	Finland and Eastern Europe

The quarterly comparative figures for 2003 relating to Skanska's operations in Finland, the UK and the Skanska International business unit are given in the attached Excel file. The changes affect financial reporting for the above-named business units/reporting units within the Construction-related Services and Residential Project Development business branches.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB,
tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com

Additional information, Construction & Services

Comparative figures 2003 for Finland, UK and International

	Net sales					Operating income				
SEK M	Jan-Mar 2003	Apr-Jun 2003	Jul-Sep 2003	Oct-Dec 2003	Jan-Dec 2003	Jan-Mar 2003	Apr-Jun 2003	Jul-Sep 2003	Oct-Dec 2003	Jan-Dec 2003
Finland	1,546	1,895	2,126	2,312	7,879	-21	41	68	123	211
UK	3,018	2,862	3,104	3,022	12,006	8	31	39	-9	69
International [1]	992	1,353	1,447	1,588	5,380	-60	-9	-91	-132	-292

[1] International includes operations in Russia, India and Hong Kong, as well as International Projects, Whessoe and Cementation.
Operations in Hong Kong are reported according to the equity method.

	EBITA [2]					EBITA, % [2]				
SEK M	Jan-Mar 2003	Apr-Jun 2003	Jul-Sep 2003	Oct-Dec 2003	Jan-Dec 2003	Jan-Mar 2003	Apr-Jun 2003	Jul-Sep 2003	Oct-Dec 2003	Jan-Dec 2003
Finland	3	64	91	144	302	0.2	3.4	4.3	6.2	3.8
UK	33	55	61	14	163	1.1	1.9	2.0	0.5	1.4
International	-54	-3	-84	-41	-182	-5.4	-0.2	-5.8	-2.6	-3.4

[2] Earnings before interest, taxes and amortization

	Capital employed				Return on capital employed [3]			
SEK M	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003
Finland	741	1,033	959	765	-4.9	-4.1	-5.6	23.5
UK	1,211	1,159	874	368	11.4	14.2	13.4	14.0
International	1,607	1,579	1,523	1,494	-0.4	-0.8	-9.6	-18.9

[3] Rolling 12 months

	Order backlog				Order bookings				
SEK M	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Jan-Mar 2003	Apr-Jun 2003	Jul-Sep 2003	Oct-Dec 2003	Jan-Dec 2003
Finland	5,017	5,688	4,995	5,403	1,954	2,611	1,742	2,670	8,977
UK	15,121	12,881	15,822	13,684	2,721	793	6,634	727	10,875
International	7,788	7,409	6,917	5,640	1,507	1,002	1,022	402	3,933

Additional information, Residential Project Development

Comparative figures for Finland and International

	Net sales					Operating income				
	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
SEK M	2003	2003	2003	2003	2003	2003	2003	2003	2003	2003
Finland	254	308	309	570	1,441	16	16	8	25	65
International	53	74	53	96	276	7	2	-10	13	12

	Capital employed				Return on capital employed[1]			
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
SEK M	2003	2003	2003	2003	2003	2003	2003	2003
Finland	727	734	739	719	9.4	10.0	9.8	8.9
International	74	54	42	53	25.0	28.8	4.9	19.8

[1] Rolling 12 months



Press Release

June 22, 2004

Skanska to construct bridge in Florida - contract valued at SEK 580 M (USD 76.8 M)

Skanska has received a bridge construction contract in St. Augustine, Florida. The contract is valued at SEK 580 M (USD 76.8 M). The contract amount is included in order bookings for the second quarter of 2004. The customer is the Florida Department of Transportation.

The contract covers construction of a new bridge to replace the 445-meter Bridge of Lions and to construct a temporary bridge 670 meters long for use during the construction period.

The Bridge of Lions spanning the Matanzas River connects downtown St. Augustine with Anastasia Island, south of Jacksonville. The characteristic steel arched beams of the 76-year-old bridge will be reused in the new bridge.

The new bridge will handle heavier traffic and also meet the traffic demand on the Intracoastal Waterway between Jacksonville and Miami.

Work on the project will begin in February 2005 and the construction period is estimated at five years.

The project is carried out by Skanska USA Civil's unit Tidewater Skanska. Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 5,000 employees. Skanska USA Civil's sales amounted to SEK 15 billion in 2003.

For further information please contact:

Edward H. Keeter, Vice President Administration,
Tidewater Skanska, tel +1 757 749 5708
Anders Lilja, Senior Vice President, Investor Relations,
Skanska AB, tel +46 8 753 88 01

SKANSKA

Press Release

June 23, 2004

Skanska sells property in Gothenburg for SEK 72 M, with a gain of SEK 68 M

Skanska Project Development Sweden is selling its 50 percent interest in the Lorensberg 45:19 property in Gothenburg to Bygg-Göta for SEK 72 M. The capital gain amounts to SEK 68 M and is being reported in the second quarter of 2004. The buyer gains access on June 23, 2004.

Lorensberg is an office property with shops on the bottom floor. It is located on the Kungsport Avenue in Gothenburg. The 4,500-square-meter property was constructed in 1971 and Skanska has owned half of the property since then.

"We sell properties that are largely fully leased to be able to develop new projects. We view it as natural to transfer our share to Bygg-Göta, which owns the remaining interest in the property." says Lars Vardheim, President of Skanska Fastigheter Göteborg AB.

Skanska Project Development Sweden focuses on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region.

For further information please contact:

Claes Larsson, President, Skanska Project Development Sweden, tel +46 8 504 350 18
Lars Vardheim, President, Skanska Fastigheter Göteborg, tel +46 31 771 11 01

SKANSKA

Press Release

June 29, 2004

Skanska sells properties in Sundbyberg and Gothenburg for SEK 1,034 M, generating a gain of SEK 243 M

Skanska Project Development Sweden is selling the Fröfjärden 2-4 properties in Sundbyberg and Gårda 13:3 in Gothenburg to AMF Pension for SEK 1,034 M. The total capital gain amounts to SEK 243 M and will be reported in the second quarter of 2004. The buyer gains access to Fröfjärden on October 1, 2004 and Gårda on January 1, 2005, at which times the payments for each property will be made.

Fröfjärden 2-4 comprises the first and second phase of Skanska's Sundbypark development project, situated along the E18 highway in Sundbyberg. Fröfjärden comprises offices and a laboratory with a total floor space of about 30,700 square meters, which were completed in 2003 and the first quarter of 2004. The properties are fully leased.

Gårda 13:3, an office property covering approximately 12,000 square meters, comprises the second phase of the Ceres block new construction project in Gothenburg. The building, which is leased in its entirety to TeliaSonera, is under construction and is scheduled for completion during the fourth quarter of 2004.

"The sale of the finished properties is entirely in line with our business strategy. Our announcement of a major deal with a Swedish institutional investor is a sign of the strength of the Swedish property market," says Claes Larsson, President of Skanska Project Development Sverige AB.

Skanska Project Development Sweden focuses on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Øresund region.

For further information please contact:

Claes Larsson, President, Skanska Project Development
Sweden, tel +46 8 504 350 18
Peter Gimbe, Press Officer, Skanska AB,
tel +46 8 753 88 38
Tom Jensen, President, AMF Pension
Fastighetsförvaltning,
tel +46 70 588 45 69

SKANSKA

Press Release

July 1, 2004

Skanska trades properties with Wallenstam in Gothenburg - Skanska's gain is SEK 72 M

Skanska Project Development Sweden has carried out an exchange transaction with Wallenstam Företag AB. Wallenstam is taking over the Masthugget 10:16 and Masthugget 10:19 properties in Gothenburg, while Skanska is taking over the Gårda 18:25 property in Södra Gårda, Gothenburg.

The property in Gårda is a building right of 17,000 square meters office space. In addition to the building right in Gårda, Skanska Project Development receives a payment of SEK 73 M, which will be paid upon take over on July 1, 2004. Skanska's sales gain of SEK 72 M will be reported in the third quarter of 2004.

Built in 1962, Masthugget 10:16 is an office property of about 7,400 square meters and Masthugget 10:19 is an office property of about 1,700 square meters that was built in 1900. Skanska has owned the properties since the 1960's.

"The transaction is entirely in line with our strategy of divesting fully developed properties and acquiring good project possibilities," says Lars Vardheim, President of Skanska Fastigheter Göteborg AB.

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Øresund region.

For further information, please contact:

Lars Vardheim, President, Skanska Fastigheter Göteborg AB, tel. +46 31 771 11 01
Peter Gimbe, Press Officer, Skanska AB, tel. +46 8 753 88 38



Press Release

July 2, 2004

Skanska appoints new Senior Vice President Communications

Peter Gimbe has been appointed the new Senior Vice President Communications for Skanska AB. He will assume his new position immediately.

Peter Gimbe was employed as Skanska's press officer in May 2002. He succeeds Tor Krusell, who was appointed Senior Vice President Human Resources for Skanska AB last June.

Peter Gimbe is a Bachelor of Science (Economics) and has worked within media for about ten years, most recently as chief news editor at the Finanstidningen business daily.

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8-753 88 38
Tor Krusell, Senior Vice President Human Resources, Skanska AB, tel +46 8-753 88 00

SKANSKA

Press Release

July 2, 2004

Skanska sells Baltzar City in Malmö for SEK 354 M, with gain of SEK 54 M

Skanska Projektutveckling Sverige AB is selling the S:t Jörgen 21 property in Malmö for SEK 354 M to the open-ended funds grundbesitz-global managed by DB Real Estate Investment GmbH (Deutsche Bank Group). The gain on the sale of SEK 54 M will be reported in the third quarter of 2004. The occupancy date is August 31, 2004, when also payment will be made.

S:t Jörgen 21, better known as Baltzar City, is an office property with shops located in the center of Malmö. Completed in the autumn of 2002, the building comprises a total of about 11,200 square meters.

"Baltzar City is a good example of how a modern building can be fitted into the older city section and was also awarded the Malmö City Planning Award 2003. The property is now virtually fully leased and we are selling to be able to invest in new projects," says Nils Olof Nilsson, President of Skanska Öresund.

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region.

For further information please contact:

Nils Olof Nilsson, President, Skanska Öresund,
tel +46 40-14 45 83
Claes Larsson, President, Skanska Project Development Sweden, tel +46 8-504 350 18
Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8-753 88 38

SKANSKA

Press release

July 14, 2004

Skanska awarded railway contract in Prague valued at SEK 735 M

A consortium led by Skanska has been awarded a contract for an extensive railway project in Prague in the Czech Republic. The value of the contract for the consortium is SEK 2.3 billion (CZK 7.85 billion), of which Skanska's share of 32 percent amounts to SEK 735 million. The value of this contract will be included in order bookings during the third quarter of 2004.

The customer is SZCD, the Railway Infrastructure Administration, and the project is being financed through the State Fund of Traffic Infrastructure. Construction work will start in August of this year and be completed by December 2010.

The assignment comprises two railway tunnels that will link Prague's Central Station and Masarykovo Station with three stations on the other side of the Vitkov Hill in Prague. The construction project also includes four railway bridges and links to three of the country's most important railroad corridors.

The total length of the tunnels will be 2.7 km, while the bridges will be 437, 322, 130 and 44 meters, respectively. The project also includes laying 28 km of railroad track, 43 km of optic cable and building 3 km of noise barriers.

In addition to Skanska CZ, Skanska's Czech business unit, the consortium includes the companies Stavby silnic a zeleznic (SSZ), Metrostav and Subterra.

Skanska CZ, which is the Czech Republic's largest construction company, has 6,400 employees and reported sales of slightly more than SEK 7.6 billion last year. Currently the company's major projects in progress include an extension of the metro system in Prague, expansion of the city's international airport and construction of the Centrum Chodov shopping center in Prague.

For further information please contact:

Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38



Press Release

July 14, 2004

Skanska sells property in Huddinge for SEK 265 M, generating a gain of SEK 66 M

Skanska Project Development Sweden is selling the Myren 1 property in Huddinge, south of Stockholm, to the German property fund Deka-S-Property Fund No1 GmbH, managed by Deka Immobilien Investment GmbH, for SEK 265 M. The capital gain amounts to SEK 66 M and will be reported in the third quarter of 2004. The buyer gains access of the property on December 1, 2004 when payment will be made.

Myren is a logistics property of approximately 15,000 square meters, of which approximately 9,000 square meters forms an extension currently under construction. The building, which will be completed during the fourth quarter of 2004, is expected to be northern Europe's largest package-sorting terminal. The property is leased in its entirety to Sweden Post.

"This is yet another sale where Skanska's strategic focus of developing and selling commercial properties is being implemented with favorable results," says Håkan Danielsson, President of Skanska Fastigheter Stockholm AB. The transaction also reflects continued interest from foreign real-estate players in investing in the Swedish property market.

"We are extremely pleased with the acquisition of Myren 1, a distribution property in a favorable location and with a strong tenant and a secure income. Myren 1 is our fourth acquisition in Stockholm after CityCronan in the city center, Hilton 2 in Frösunda and Skogskarlen 2 in Bergshamra. This underlines our long-term interest in and favorable view of the Stockholm market," says Jens Göttler, Head of the Investment Department Europe North and West at Deka Immobilien Investment GmbH.

Deka Immobilien Investment GmbH is a member of DekaBank Group, the central investment services arm of the German Savings Banks Financial Group.

Skanska Project Development Sweden initiates, develops,

manages and sells commercial properties (offices, and logistics and volume-trade facilities). It focuses on the Stockholm, Gothenburg and Øresund regions.

For further information please contact:

Håkan Danielsson, President, Skanska Fastigheter Stockholm AB, tel +46 8 504 350 70
Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 38
Christian Fischer, Head of Marketing & Research, Deka, tel +49 69 7147 3021



Press release

July 16, 2004

Skanska exploring a possible divestment of its holding in Skanska Cementation India

Skanska is exploring a possible divestment of its 80.4 percent share holding in Skanska Cementation India Ltd. The process is at a preliminary stage and no definitive decision has been made in this regard.

The possible sale would be part of Skanska's strategy of achieving a leading position in selected geographical core markets.

Skanska Cementation India Ltd is publicly listed in India and is primarily a civil contractor. In 2003 it had net sales corresponding to approximately SEK 1 billion, with an operating profit of SEK 15 M.

In Skanska's consolidated accounts, the book value of the capital employed relating to the holding in Skanska Cementation India Ltd is approximately SEK 200 M, including goodwill of about SEK 110 M arising from the acquisition in 2000 of Kvaerner Construction, which Cementation India was part of. The extent to which the price in a potential transaction would cover the book value of the capital employed remains to be determined.

For further information please contact:

Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press release

July 16, 2004

Skanska sells Rosengård Center in Malmö for SEK 315 M, with a gain of SEK 55 M

Skanska Project Development Sweden is selling the property Landshövdingen 1 (Rosengård Center) in Malmö for SEK 315 M to Erik Selin. The capital gain amounts to SEK 55 M and will be reported in the third quarter of 2004. The buyer gains access of the property on July 16, 2004 when payment will be made.

The property consists of both a municipal office serving local residents and a shopping center. Of floor space totaling 33,000 square meters, some 20,000 square meters is retail space. Rosengård Center has undergone extensive renovation and restoration during recent years.

"The project was conducted in close cooperation with the City of Malmö and local businesses. The renovations were very successful, which is confirmed by the award Local Center of the Year for 2004", says Nils Olof Nilsson, president of Skanska Öresund.

Skanska Project Development Sweden initiates, develops, manages and sells commercial properties (offices, and logistics and volume-trade facilities). It focuses on the Stockholm, Gothenburg and Øresund regions.

For further information please contact:

Nils Olof Nilsson, President, Skanska Öresund,
tel +46 70 216 23 66
Claes Larsson, President, Skanska Project Development Sweden, tel +46 70 581 11 08
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

2004-07-19

Skanska sells property in Budapest for SEK 618 M, with a gain of SEK 261 M

Skanska is selling the office property Science Park in Budapest for SEK 618 M (EUR 67.5 M). The capital gain amounts to SEK 261 M
(EUR 28.5 M) and will be reported during the third quarter of 2004. The buyer is the German fund management company SachsenFonds Gmbh, linked to LandesBank Sachsen GiroCentrale.

Science Park is attractively located on the south Buda side of Budapest. The property comprises floor space of 30,000 square meters and was developed by Skanska in two stages. The second stage was completed in July 2004, and tenants are currently moving in. Work to lease the property has been very successful, with an occupancy rate over 90 percent being achieved in a short time. Tenants include a number of international companies, such as TATA, EGI, Kraft, HBO and Swietelsky.

"Science Park is in many ways a model for our project development. Through strong presence in the local market, we have developed office premises in a prime location for demanding international tenants and investors", says Fredrik Wirdenius, president of Skanska Project Development Europe.

Together with Prague and Warsaw, Budapest is one of Skanska's prioritized Central European markets for project development. In Budapest, Skanska this summer started its next development project, Light Corner. This project comprises 14,000 square meters of floor space centrally located on the Pest side of the city. Skanska's investment amounts to about SEK 200 M. The project is scheduled for completion at the end of 2005.

For further information please contact:

Fredrik Wirdenius, President, Skanska Project

Development Europe, tel +46 70 553 80 62
Jan Johnsson, President, Skanska Property Hungary,
tel +36 204 898 900
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

AKIN GUMP
STRAUSS HAUER & FELD LLP

Attorneys at Law

SCOTT H. KIMPEL
202.887.4087/fax: 202.887.4288
skimpel@akingump.com



September 12, 2005

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re: Skanska AB (publ) (the "***Company***")

Ladies and Gentlemen:

On behalf of the Company, we enclose for filing information in order to apply to establish the exemption from the registration requirements of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 887-4087, or you may contact my colleague, Samuel Wolff, at (202) 887-4462. Please acknowledge receipt of the enclosures to this letter by stamping the enclosed duplicate copy of this letter and presenting it to the courier for its return.

Very truly yours,

Scott H. Kimpel

Enclosures





Press release

July 22, 2004

Skanska completes sale of mining contracting business

Skanska's sale of its controlling interests in its mining contracting business in South Africa and Canada to Murray & Roberts, a publicly listed South African industrial and engineering contractor, has now been completed.

The sale involves Skanska's 79.1-percent holding in the publicly listed The Cementation Company (Africa) Ltd and the wholly owned subsidiary Cementation Skanska Canada Inc. The operations in Australia, which are very limited in nature, are not included in the sale and will be discontinued.

These businesses within Skanska UK were part of Kvaerner Construction (UK), which Skanska acquired in 2000. The sale is part of Skanska´s strategy of achieving a leading position in selected geographical core markets.

The transaction will result in a capital loss of approximately

SEK 100 M, which have been charged to Group earnings for the fourth quarter of 2003. The loss is a result of the need to write off the goodwill allocated to these operations in the acquisition of Kvaerner Construction.

Net sales in the units included in the transaction amounted to SEK 1.8 billion in 2003, with an operating profit of SEK 26 M before goodwill amortization. At the beginning of the year, the units had about 8,600 employees.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 38



Press Release

July 23, 2004

Skanska to extend hospital in North Carolina for SEK 672 M, USD 90 M

Skanska has been awarded the construction assignment to extend Cape Fear Valley Medical Center in Fayetteville, North Carolina. The contract is valued at SEK 672 M (USD 90 M) and is included in order bookings for the second quarter 2004. The customer is Cape Fear Valley Health System.

The extension comprises approximately 27,800 square meters (300,000-square-foot) and will among other facilities include an emergency department, a heart and vascular center, a critical care unit and a medical surgical unit. The project will also include a parking deck for 500 cars and renovation of 4,600 square meters (50,000-square-foot) of the existing parts of the hospital.

Construction work has started and is expected to be completed in 2007. Skanska has previously completed several projects at the hospital, including a cancer center.

Skanska USA Building Inc. is a leading national and local provider in the U.S. of construction, pre-construction consulting, general contracting and design build services to a broad range of U.S. industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company, part of the Skanska AB global group of companies, is headquartered in Parsippany, New Jersey, and has more than 5,300 employees in the U.S. Skanska USA Building's sales in 2003 amounted to SEK 29 billion, USD 3,7 billion.

For further information please contact:

Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building,

tel +1 973 285 8004
Peter Gimbe, Senior Vice President, Communications,
Skanska AB, tel +46 8 753 88 38

SKANSKA

Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Web www.skanska.com
Seat Malmö, Sweden
Org.no. 556000-4615

Public Company (publ)

PRESS RELEASE

SIX MONTH REPORT, JANUARY–JUNE 2004

Group highlights

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net sales	32,225	34,350	58,258	63,903	127,234	132,879
of which net sales on sale of properties in Commercial Project Development	*1,686*	*2,398*	*2,082*	*4,465*	*5,189*	*7,572*
Operating income	1,130	1,647	1,586	2,367	3,751	4,532
of which gain on sale of properties in Commercial Project Development	*587*	*1,097*	*713*	*1,585*	*1,527*	*2,399*
Income after financial items	1,092	1,598	1,510	2,138	3,444	4,072
Net income	690	1,119	958	1,482	2,237	2,761
Earnings per share for the period	1.65	2.67	2.29	3.54	5.34	6.60
Capital employed	22,809	28,109	22,809	28,109	22,809	24,460
Net cash (+)/Net debt (-)	-118	-5,251	-118	-5,251	-118	150
Shareholders' equity	14,076	13,166	14,076	13,166	14,076	14,169
Return on capital employed, %					16.2	17.1
Return on shareholders' equity, %					16.4	19.5
Operating cash flow before change in interest-bearing receivables and liabilities	-70	3,449	-196	4,247	5,512	9,955
Change in interest-bearing net cash (+)/net debt (-)	14	4,426	-268	4,125	5,133	9,526
Order bookings, SEK bn	33.5	31.8	64.9	64.4	121.6	121.1
Order backlog, SEK bn	129.7	132.7	129.7	132.7	129.7	116.4

Second quarter of 2004 compared to second quarter of 2003

- Net sales decreased by 6 percent to SEK 32,225 M (34,350). Adjusted for currency rate effects, net sales fell by 4 percent.
- Operating income amounted to SEK 1,130 M (1,647).
- Gain on sale of properties in Commercial Project Development amounted to SEK 587 M (1,097).
- Income after financial items amounted to SEK 1,092 M (1,598).
- Net income amounted to SEK 690 M (1,119) and earnings per share in the second quarter amounted to SEK 1.65 (2.67).
- Order bookings rose by 5 percent to SEK 33.5 billion (31.8). Adjusted for currency rate effects, order bookings rose by 7 percent.

Comments from Skanska's President and CEO Stuart Graham:

- Performance in the Nordic construction businesses is improving steadily and we expect that trend to continue in the second half of the year. We now see slight improvements in the market situation in many of Skanska's markets. USA Building took a previously announced charge of SEK 150 M in Q2 in accordance with a plan aimed at increasing sales and margins in 2005 and beyond. The civil business in the U.S. continues to suffer the effects of lower project margins partly due to unusual weather in Q1 and commodity price escalation.
- As a part of focusing on selected markets, Skanska Whessoe was divested during the quarter and a letter of intent was signed regarding the divestment of Skanska's holding in Gammon Skanska. After the close of the quarter the divestment of Cementation Skanska was concluded.
- In summary, the company is now much more efficient when it comes to the use of capital, our business in Residential Project Development as well as Commercial Project Development are well on their way toward achieving their financial targets. Construction and Services is, with the exception of the U.S., performing better despite the weak market growth.

For further information, please contact:
Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 38 or mobile +46 70 543 88 38

This and previous press releases can also be found at **www.skanska.com**

Order bookings and backlog in Construction and Services, SEK bn


200
175
150
125
100
75
50
25
0
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 03
Q1 04
Q2 04
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Net Sales, rolling 12 month basis

Order bookings

April – June

Order bookings rose by 5 percent and amounted to SEK 33,549 M (31,870). Adjusted for currency rate effects, order bookings rose by 7 percent. Skanska's UK, Czech and Norwegian units showed the largest increases in order bookings. The American units Skanska USA Building and Skanska USA Civil both experienced decreased order bookings due to the continued weak American construction market.

In the U.K., contracts awarded to Skanska included the design and construction of a new facility for Ministry of Defence. The contract is valued at SEK 1.1 billion. Skanska was also awarded a renewal contract with British Telecom to extend and maintain portions of the company's fixed telecom network in the U.K. The four-year contract is worth SEK 2.7 billion. In the Czech Republic, Skanska received a number of large new contracts during the quarter. Among these is an extension of the subway system in Prague worth SEK 1 billion and construction of a shopping center in Prague with a contract value of SEK 735 M. During the quarter, Skanska Services acquired the Swedish-based Sydkraft ServicePartner, a transaction expected to provide assignments worth about SEK 250 M per year.

January – June

Order bookings rose by 1 percent and amounted to SEK 64,925 M (64,444). Currency rate effects had a negative impact of 5 percent on order bookings.

Order backlog

At the end of the report period, order backlog amounted to SEK 129,718 M (132,712), which represented a decrease of 2 percent compared to the end of June 2003. The currency rate effect was negative and amounted to 3 percent.

Compared to year-end 2003 order backlog rose by 11 percent. In local currencies, the increase was 8 percent. Order backlog was equivalent to about 12 (12) months of construction.

Net sales and income

Performance analysis

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net sales						
Construction and Services	29,591	30,778	54,420	57,562	118,298	121,440
Residential Project Development	1,574	1,469	2,946	3,102	6,178	6,334
Commercial Project Development	1,922	2,785	2,546	5,218	6,189	8,861
BOT	9	48	14	53	48	87
Central and eliminations	-871	-730	-1,668	-2,032	-3,479	-3,843
Skanska Group	**32,225**	**34,350**	**58,258**	**63,903**	**127,234**	**132,879**
Earnings before interest, taxes and amortization (EBITA)						
Construction and Services	561	544	893	804	2,338	2,249
Residential Project Development	127	3	247	91	461	305
Commercial Project Development[1]	684	1,320	856	2,010	1,907	3,061
BOT	-7	17	-10	9	8	27
Central	-105	-111	-191	-270	-391	-470
Closed down operations	0	-5	0	0	10	10
Eliminations[1]	-15	-8	12	-44	-9	-65
Skanska Group	**1,245**	**1,760**	**1,807**	**2,600**	**4,324**	**5,117**
Goodwill amortization and writedowns[1]	-115	-113	-221	-233	-573	-585
Operating income	**1,130**	**1,647**	**1,586**	**2,367**	**3,751**	**4,532**
Net interest items	-37	-95	-70	-230	-233	-393
Other financial items	-1	46	-6	1	-74	-67
Net financial items	**-38**	**-49**	**-76**	**-229**	**-307**	**-460**
Income after financial items	**1,092**	**1,598**	**1,510**	**2,138**	**3,444**	**4,072**
Taxes	-394	-473	-544	-645	-1,202	-1,303
Minority interests	-8	-6	-8	-11	-5	-8
Net income for the period	**690**	**1,119**	**958**	**1,482**	**2,237**	**2,761**
Earnings per share for the period	1.65	2.67	2.29	3.54	5.34	6.60
1 Of which gain on sale of commercial properties reported in						
Commercial Project Development	587	1,097	669	1,582	1,483	2,396
Eliminations	0	0	44	3	44	3

April – June

Net sales totaled SEK 32,225 M (34,350), a decline of 6 percent. Adjusted for currency rate effects, net sales fell by 4 percent. Net sales of the Construction and Services business stream decreased by 1 percent in terms of local currencies. The decrease in the Group's net sales was primarily attributable to lower divestments of commercial properties compared to the second quarter of 2003.

Operating income declined to SEK 1,130 M (1,647), due to lower divestment volume of commercial properties. Currency rate effects, which primarily influence Construction and Services, had a positive impact of SEK 2 M on operating income. In Construction and Services, operating income before goodwill amortization (EBITA) rose by 3 percent, amounting to SEK 561 M (544). Operating income included expenses of SEK 150 M in Skanska USA Building (American building construction) for the previously announced growth plan. In the comparative period of 2003, project loss provisions of SEK 260 M were included in the accounts of Skanska USA Building. Operating income before goodwill in Residential Project Development rose significantly, amounting to SEK 127 M (3). In the comparative period, additional costs for re-structuring ongoing units and marketing incentives for units that were difficult to sell, were charged to operating income in the amount of SEK 50 M. Commercial Project Development reported lower operating income, SEK 684 M (1,320), as a consequence of lower divestment of completed commercial projects as well as lower rental revenues due to a reduced property portfolio. Gain on the sale of properties amounted to SEK 587 M (1,097). The operating income of Skanska BOT amounted to SEK -7 M (17) before goodwill. Corporate overhead totaled SEK -105 M (-111).

In Construction and Services, operating margin amounted to 1.5 (1.4) percent.

Goodwill amortization and writedowns during the period, which totaled SEK 115 M, consisted of scheduled amortization.

As a consequence of lower debt, net interest items improved further, amounting to SEK -37 M (-95). Capitalization of interest expenses in ongoing projects amounted to SEK 20 M (54). Other financial items totaled SEK -1 M (46). The amount in the comparative period of 2003 included a gain of SEK 14 M on the sale of shares in kitchen interior manufacturer Nobia as well as a dividend of SEK 16 M from Nobia. Income after financial items declined to SEK 1,092 M (1,598).

Net income for the period amounted to SEK 690 M (1,119). Earnings per share during the period amounted to SEK 1.65 (2.67).

January – June

Net sales declined by 9 percent to SEK 58,258 M (63,903). Adjusted for currency rate effects, net sales of the Construction and Services business stream fell by 4 percent. Net sales of Construction and Services declined by 1 percent in terms of local currencies.

Operating income fell to SEK 1,586 M (2,367), due to lower divestment volume of commercial properties. Currency rate effects explained SEK 15 M of the decline. Gain on the sale of properties amounted to SEK 713 M (1,585). Operating margin including gain on property divestments amounted to 2.7 (3.7) percent. In Construction and Services, operating margin before goodwill amounted to 1.6 (1.4) percent.

Income after net financial items amounted to SEK 1,510 M (2,138) and net income for the period fell to SEK 958 M (1,482). Earnings per share during the first half totaled SEK 2.29 (3.54) and on a rolling 12 month basis SEK 5.34 (2003: 6.60).

Return on capital employed on a rolling 12 month basis was 16.2 (Dec. 2003: 17.1) percent. Return on shareholders' equity on a rolling 12 month basis was 16.4 (Dec. 2003: 19.5) percent.

Investments and divestments

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
INVESTMENTS						
Construction and Services	-457	-379	-717	-792	-1,772	-1,847
Residential Project Development	-853	-1,076	-1,673	-1,996	-3,450	-3,773
Commercial Project Development	-446	-331	-627	-823	-1,203	-1,399
BOT	-8	-26	-26	-26	-115	-115
Central and eliminations	-4	5	-9	144	54	207
Investments	**-1,768**	**-1,807**	**-3,052**	**-3,493**	**-6,486**	**-6,927**
DIVESTMENTS						
Construction and Services	256	232	466	486	1,516	1,536
Residential Project Development	927	1,152	1,928	2,185	4,327	4,584
Commercial Project Development	1,690	2,398	2,086	4,465	5,193	7,572
BOT	7	1	7	1	7	1
Central and eliminations	1	368	0	224	-76	148
Divestments	**2,881**	**4,151**	**4,487**	**7,361**	**10,967**	**13,841**
NET INVESTMENTS						
Construction and Services	-201	-147	-251	-306	-256	-311
Residential Project Development	74	76	255	189	877	811
Commercial Project Development	1,244	2,067	1,459	3,642	3,990	6,173
BOT	-1	-25	-19	-25	-108	-114
Central and eliminations	-3	373	-9	368	-22	355
Net investments [1]	**1,113**	**2,344**	**1,435**	**3,868**	**4,481**	**6,914**
1 Of which strategic investments/divestments	**-117**	**477**	**-145**	**461**	**-202**	**404**

April – June

Investments amounted to SEK -1,768 M (-1,807). Investments in Construction and Services rose to SEK -457 M (-379). This item was mainly related to fixed assets for Skanska's own production. Net investments in Construction and Services totaled SEK -201 M (-147). Investment volume in Residential Project Development decreased to SEK -853 M (-1,076). Investments in Sweden and Norway rose in the medium and low price segments, where demand is strong. Divestments in this business stream fell to SEK 927 M (1,152). In Commercial Project Development, investments rose to SEK -446 M (-331). Divestments shrank to SEK 1,690 M (2,398). Net divestments in Commercial Project Development totaled SEK 1,244 M (2,067).

The net amount of the Group's investments (-) and divestments (+) was SEK +1,113 M (+2 344).

January – June

Investments totaled SEK -3,052 M (-3,493). Divestments fell to SEK 4,487 M (7,361). The net amount of investments (-) and divestments (+) was SEK 1,435 M (3,868).

Operating cash flow and change in interest-bearing net debt/net cash

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003- Jun 2004	Jan-Dec 2003
CASH FLOW FROM OPERATIONS						
Construction and Services	575	957	595	-45	3,894	3,254
Residential Project Development	-318	452	-138	159	673	970
Commercial Project Development	1,420	2,162	1,786	4,405	4,491	7,110
BOT	-28	-20	-85	-48	-209	-172
Central and eliminations	-191	323	-314	511	-670	155
Cash flow before taxes, financial operations and dividends	**1,458**	**3,874**	**1,844**	**4,982**	**8,179**	**11,317**
Taxes paid	-224	500	-677	353	-1,098	-68
Net interest items and other financial items	-38	-74	-76	-229	-277	-430
Dividend etc.	-1,266	-851	-1,287	-859	-1,292	-864
Cash flow before changes in interest-bearing receivables and liabilities	**-70**	**3,449**	**-196**	**4,247**	**5,512**	**9,955**
Translation difference, net debt	77	151	-51	286	90	427
Reclassification and change in accounting principle, interest-bearing net debt	21	0	21	-1,285	-515	-1,821
Interest-bearing liabilities, acquired/divested	3	872	-6	872	-32	846
Other changes, interest-bearing net debt	-17	-46	-36	5	78	119
Changes in interest-bearing net debt/net cash	**14**	**4,426**	**-268**	**4,125**	**5,133**	**9,526**

April – June

Cash flow before taxes, financing operations and dividends totaled SEK 1,458 M (3,874). In Construction and Services, cash flow declined to SEK 575 M (957). Cash flow also declined in Residential Project Development, amounting to SEK -318 M (452). Commercial Project Development reported cash flow amounting to SEK 1,420 M (2,162), which was lower than in the same period of last year as a consequence of the lower volume of property divestments. In the Skanska BOT business stream, cash flow from business operations amounted to SEK -28 M (-20).

Taxes paid for the period amounted to SEK -224 M (500). During the comparative period, Skanska received a repayment of SEK 756 M related to tax deductions for aircraft leasing transactions. Dividends for the 2003 financial year plus adjustments of minority interests amounted to SEK -1,266 M (-851). Cash flow before change in interest-bearing receivables and liabilities totaled SEK -70 M (3,449).

The change in interest-bearing net debt amounted to SEK 14 M (4,426), primarily as a consequence of translation effects related to currency rate differences for interest-bearing net debt that totaled SEK 77 M (151).

January – June

Cash flow before taxes, financing operations and dividends totaled SEK 1,844 M (4,982). The decline was mainly attributable to the lower volume of commercial property divestments. Cash flow before changes in interest-bearing receivables and liabilities totaled SEK -196 M (4,247).

Financial position

Capital employed, by business stream

SEK bn	Constr. & Services	Resid. PD	Comm. PD	BOT	Central & elim.	Total Skanska Group
Intangible fixed assets	4.3	0.0	0.0	0.4	0.0	4.7
Tangible fixed assets	6.3	0.0	0.0	0.0	0.1	6.4
Shares and participations	0.7	0.1	0.1	0.7	-0.2	1.4
Commercial properties	1.4	0.0	8.7	0.0	-0.2	9.9
Residential properties	0.0	3.3	0.0	0.0	0.0	3.3
Interest-bearing receivables	1.3	0.0	1.2	0.1	0.4	3.0
Net working capital	-7.9	-0.7	-0.4	0.1	-2.4	-11.3
Cash, bank & s.-t. investments	2.8	0.2	0.0	0.0	2.4	5.4
Capital employed on Jun 30, 2004	**8.9**	**2.9**	**9.6**	**1.3**	**0.1**	**22.8**
Capital employed on Dec 31, 2003	9.5	2.9	9.5	1.2	1.4	24.5
Capital employed on Jun 30, 2003	11.1	3.5	13.5	1.3	-1.3	28.1

Skanska has continued to reduce capital employed. At the close of the second quarter, the Group's capital employed totaled SEK 22.8 billion (28.1). Compared to year-end 2003, the Group reduced its capital employed by 7 percent.

In Construction and Services, the decline since the second quarter of 2003 was 20 percent and capital employed at the end of the report period was SEK 8.9 billion (11.1). In Residential Property Development, capital employed totaled SEK 2.9 billion (3.5), and in Commercial Project Development it was SEK 9.6 billion (13.5). In Skanska BOT, the corresponding figure was SEK 1.3 billion (1.3).

Capital employed in Construction and Services has been reduced more than previously expected. Residential Project Development has reached its target figure of SEK 3 billion, while Commercial Project Development is approaching its target figure of SEK 8 billion. If outstanding commitments in BOT of about SEK 1.0 billion are added to capital, it signifies that capital employed in these operations increases to SEK 2.3 billion.

Change in interest-bearing assets and liabilities

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net debt (-) / Net cash surplus (+), opening balance	**-132**	**-9677**	**150**	**-9,376**	**-5,251**	**-9,376**
Change in interest-bearing receivables and liquid assets	-152	1020	-1,942	2,118	-913	3,147
Translation differences interest-bearing receivables and liquid assets	-27	-238	148	-460	-121	-729
Change in interest-bearing liabilities	82	2429	1,746	2,129	6,425	6,808
Translation differences interest-bearing liabilities	104	389	-199	746	211	1,156
Reclassification and change in accounting principle	21	0	21	-1,285	-515	-1,821
Interest-bearing debts acquired/divested	3	872	-6	872	-32	846
Other changes	-17	-46	-36	5	78	119
Net debt (-) / Net cash surplus (+), closing balance	**-118**	**-5,251**	**-118**	**-5,251**	**-118**	**150**

During the second quarter of 2004, the Group's net debt shrank by SEK 14 M, amounting to SEK -118 M (-5,251). At the end of the quarter, interest-bearing liabilities and provisions amounted to SEK 8,568 M (Dec. 2003: 10,091).

The shareholders' equity of the Group declined to SEK 14,076 M (Dec. 2003: 14,169) during the second quarter. Besides the net income for the period, the change in shareholders' equity is explained by the dividend for the 2003 financial year, amounting to SEK 1,256 M. The net debt/equity ratio amounted to 0.0 (Dec. 2003: 0.0) and the equity/assets ratio was 21.3 (Dec. 2003: 21.5) percent. The target figure for the net debt/equity ratio (net interest-nearing debt divided by visible shareholders' equity) is 0.1 – 0.3.

Exchange rates for the most important currencies, SEK

	Average exchange		Exchange rates on the balance sheet date		
	Jan-Jun 2004	Jan-Jun 2003	Jun 30 2004	Jun 30 2003	Dec 31 2003
U.S. dollar	7.47	8.31	7.52	8.04	7.26
British pound	13.61	13.38	13.63	13.27	12.89
Norwegian crown	1.09	1.18	1.08	1.11	1.08
Euro	9.17	9.16	9.14	9.19	9.07

Total assets in the consolidated balance sheet fell to SEK 66.8 billion (73.3). This was even though currency rate effects increased total assets by SEK 1.3 billion. Capital employed is gradually being reduced. At the end of June, capital employed amounted to SEK 22.8 billion (28.1).

The book value of current-asset properties amounted to SEK 13.2 billion (16.3), of which commercial properties in project development operations accounted for SEK 8.6 billion (11.1). Please see the table on page 19.

Personnel

The number of employees in the Group was 68,094 (69,052), measured as the average number of employees.

Parent Company

Net sales of the Parent Company during the period January to June amounted to SEK 0 M (0). Operating income was SEK 114 M (-188). Income after financial items totaled SEK 1,306 M (985). The number of employees in the Parent Company was 56 (56), measured as the average number of employees.

Market outlook

Construction investments in several Skanska markets are starting to show signs of slow recovery. In the Nordic countries, the situation is cautiously positive. Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing positive growth. However, the competition in Poland remains fierce. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing. In other segments of importance to Skanska, U.K. investment volume is still low. In the United States, investment activity in industrial and commercial construction remains at a low level. Vacancy rates are still high, resulting in low demand for new office space. The outlook for industrial construction in the U.S. has not yet turned.

Civil construction in most Skanska markets is showing continued signs of slow recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. Some projects for the reconstruction of lower Manhattan are beginning to be put out to tender. The Norwegian civil construction market is positive, driven by BOT investments in highways and by projects for the oil industry. In Finland, civil construction is growing. The Czech Republic and Poland are expected to show some growth, among other things due to EU membership. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and St. Petersburg, Russia. In Sweden and Norway, the number of projects being started is increasing. In most markets, the volume of planned housing starts is also rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and in the Central European office markets are beginning to stabilize. A cautious approach to investments in new projects remains, however. In Scandinavia there is good demand for high-volume retail and logistics properties with efficient space in the right locations.

Accounting principles and changes in accounting practices

This Interim Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR20, "Interim Financial Reporting." The same accounting principles and calculation methods have been applied as in the latest Annual Report.

Other matters

During the second quarter, the U.K. construction engineering company Skanska Whessoe was sold to Al Rushaid Investment Company at a small loss. A memorandum of understanding was also signed concerning divestment of Skanska's holding in the half-owned Gammon Skanska in Hong Kong. The buyer is the U.K. construction company Balfour Beatty Ltd. The final sales agreement is expected to be signed shortly after completion of the due diligence process.

In January 2004, Skanska Services announced that the subsidiary Skanska IT Solutions, which provides IT services primarily to Skanska companies, would be divested or outsourced. Effective from the second quarter, and in anticipation of such outsourcing, Skanska IT Solutions will be reported under the item "Central." This change has no effect on sales or earnings at the consolidated level.

No new information has emerged in ongoing legal action related to the suit filed by the Swedish Competition Authority. During the period, companies suspected of collusive anti-competitive practices, among them Skanska, were sued by a number of Swedish municipalities that maintain that they have suffered damage from projects awarded to cartel companies. In Finland a number of construction companies, among them Skanska, have been sued by the Competition Authority before the Market Court for alleged collusive anti-competitive practices in asphalt operations. The amounts of infringement fines proposed by the competition authorities in Sweden and Finland have been reported as contingent liabilities.

Events after the close of the report period

The previously announced sale of Skanska's mining contracting businesses in South Africa and Canada to the South African construction company Murray & Roberts was completed during July. The divestment resulted in a capital loss SEK 111 M, of which SEK 100 M were charged to consolidated earnings for the fourth quarter of 2003. The remaining amount will be charged to earnings in the third quarter. The loss is a consequence of a writedown of the goodwill that was allocated to these businesses when they were acquired. In 2003, net sales of the units included in the divestment totaled SEK 1.8 billion, with an operating income before goodwill of SEK 26 M. At year-end there were about 8,600 employees in these units.

As of today (July 29), Skanska has carried out property divestments worth SEK 1,670 M during the third quarter, with capital gains amounting to SEK 508 M.

Financial reports about 2004

Effective from January 1, 2004, Skanska is decreasing the number of printed interim reports. In the future, only the Six Month Report and the Annual Report will be printed and distributed. The other interim reports and the Year-end Report will be available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Skanska Group's remaining interim reports concerning 2004 will be published on the following dates:

October 29, 2004 Nine Month Report

February 16, 2005 Year-end Report

Solna, July 29, 2004

STUART E. GRAHAM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Income statement

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net sales	32,225	34,350	58,258	63,903	127,234	132,879
Construction, manufacturing and property management expenses	-29,065	-30,471	-52,863	-57,235	-115,601	-119,973
Gross income	**3,160**	**3,879**	**5,395**	**6,668**	**11,633**	**12,906**
Selling and administrative expenses[1]	-2,053	-2,250	-3,857	-4,329	-7,981	-8,453
Share of income in associated companies	23	18	48	28	99	79
Operating income	**1,130**	**1,647**	**1,586**	**2,367**	**3,751**	**4,532**
Interest income	21	87	93	140	245	292
Interest expenses	-58	-182	-163	-370	-478	-685
Net interest expenses	-37	-95	-70	-230	-233	-393
Other financial items	-1	46	-6	1	-74	-67
Income after financial items	**1,092**	**1,598**	**1,510**	**2,138**	**3,444**	**4,072**
Taxes	-394	-473	-544	-645	-1,202	-1,303
Minority interests	-8	-6	-8	-11	-5	-8
Net profit	**690**	**1,119**	**958**	**1,482**	**2,237**	**2,761**
Earnings per share for the period	1.65	2.67	2.29	3.54	5.34	6.60
Average number of shares	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization	-308	-328	-630	-689	-1,318	-1,377
RoCE, rolling twelve months, %					16.2	17.1
Return on equity (RoE), rolling twelve months, %					16.4	19.5
Average number of employees			68,094	69,052	68,094	69,669
1 Of which goodwill amortization and writedowns	-115	-113	-221	-233	-573	-585

CASH FLOW ANALYSIS, SUMMARY SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Cash flow from business operations	1,526	3,409	1,624	4,574	8,112	11,062
Cash flow from investment operations	-945	88	-266	-2,695	1,222	-1,207
Cash flow from financing operations	-1,374	-3,312	-3,086	-3,219	-7,834	-7,967
Cash flow for the period	**-793**	**185**	**-1,728**	**-1,340**	**1,500**	**1,888**

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Opening balance	14,703	13,062	14,169	14,217	13,166	14,217
Dividend	-1,256	-837	-1,256	-837	-1,256	-837
Change in accounting principle	0	0	0	-1,110	0	-1,110
Translation differences etc	-61	-178	205	-586	-71	-862
Net profit for the period	690	1,119	958	1,482	2,237	2,761
Closing balance	**14,076**	**13,166**	**14,076**	**13,166**	**14,076**	**14,169**

Group net investments

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
OPERATIONS - INVESTMENTS						
Intangible fixed assets	-7	-14	-29	-27	-53	-51
Tangible fixed assets	-361	-331	-584	-617	-1,276	-1,309
Assets in BOT operations	-9	-25	-27	-25	-117	-115
Shares	0	0	0	0	15	15
Current-asset properties	-1,279	-1,458	-2,272	-2,805	-4,839	-5,372
of which Residential Project Development	*-832*	*-1,084*	*-1,651*	*-1,998*	*-3,425*	*-3,772*
of which Commercial Project Development	*-447*	*-374*	*-621*	*-807*	*-1,414*	*-1,600*
Investments	**-1,656**	**-1,828**	**-2,912**	**-3,474**	**-6,270**	**-6,832**
OPERATIONS - DIVESTMENTS						
Intangible fixed assets	-1	3	9	3	10	4
Tangible fixed assets	178	78	317	144	554	381
Assets in BOT operations	7	1	7	1	7	1
Shares	6	19	6	19	-13	0
Current-asset properties	2,696	3,594	4,153	6,714	10,395	12,956
of which Residential Project Development	*925*	*1,150*	*1,924*	*2,183*	*4,322*	*4,581*
of which Commercial Project Development	*1,771*	*2,444*	*2,229*	*4,531*	*6,073*	*8,375*
Divestments	**2,886**	**3,695**	**4,492**	**6,881**	**10,953**	**13,342**
Net investments in operations	**1,230**	**1,867**	**1,580**	**3,407**	**4,683**	**6,510**
STRATEGIC INVESTMENTS						
Businesses	-112	15	-139	-15	-214	-90
Shares	0	6	-1	-4	-2	-5
Strategic investments	**-112**	**21**	**-140**	**-19**	**-216**	**-95**
STRATEGIC DIVESTMENTS						
Businesses	-9	39	-9	63	-6	66
Shares	4	417	4	417	20	433
Strategic divestments	**-5**	**456**	**-5**	**480**	**14**	**499**
Net strategic investments	**-117**	**477**	**-145**	**461**	**-202**	**404**
TOTAL NET INVESTMENTS	**1,113**	**2,344**	**1,435**	**3,868**	**4,481**	**6,914**
Depreciation, fixed assets, excl. goodwill amortization	-308	-328	-630	-689	-1,318	-1,377

Consolidated operating cash flow

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Cash flow from business operations before change in working capital	784	887	1,348	1,484	3,306	3,442
Change in working capital	-566	532	-1,067	-482	328	913
Net investments in business operations	1,230	1,867	1,580	3,407	4,683	6,510
Cash flow adjustment, net investments	127	111	128	112	64	48
Taxes paid in in business operations	-236	-279	-671	-472	-1,142	-943
Cash flow from operating business	**1,339**	**3,118**	**1,318**	**4,049**	**7,239**	**9,970**
Net interest items and other financial items	-38	-74	-76	-229	-277	-430
Taxes paid in financing operations	12	23	23	69	89	135
Cash flow from finance operations	**-26**	**-51**	**-53**	**-160**	**-188**	**-295**
CASH FLOW FROM OPERATIONS	**1,313**	**3,067**	**1,265**	**3,889**	**7,051**	**9,675**
Net strategic investments	-117	477	-145	461	-202	404
Taxes paid on net strategic investments	0	756	-29	756	-45	740
Cash flow from net strategic investments	**-117**	**1,233**	**-174**	**1,217**	**-247**	**1,144**
Dividend etc.	-1,266	-851	-1,287	-859	-1,292	-864
CASH FLOW BEFORE CHANGE IN INTEREST BEARING RECEIVABLES AND LIABILITIES	**-70**	**3,449**	**-196**	**4,247**	**5,512**	**9,955**
Change in interest-bearing receivables and liabilities	-723	-3,264	-1,532	-5,587	-4,012	-8,067
CASH FLOW FOR THE PERIOD	**-793**	**185**	**-1,728**	**-1,340**	**1,500**	**1,888**
Liquid assets at the beginning of the period	6,226	4,080	7,037	5,763	4,048	5,763
Exchange rate differences in liquid assets	-26	-217	98	-375	-141	-614
Liquid assets at the end of the period	**5,407**	**4,048**	**5,407**	**4,048**	**5,407**	**7,037**
Change in interest-bearing net debt	14	4,426	-268	4,125	5,133	9,526

Balance sheet

SEK M	Jun 30 2004	Jun 30 2003	Dec 31 2003
ASSETS			
Intangible fixed assets			
Goodwill	4,278	4,851	4,259
Other intangible fixed assets	459	425	459
	4,737	5,276	4,718
Tangible fixed assets			
Buildings and land	1,945	2,354	2,144
Machinery and equipment	4,325	4,870	4,482
Construction in progress	120	138	104
	6,390	7,362	6,730
Financial fixed assets			
Shares and participations	1,457	1,469	1,450
Interest-bearing receivables	1,352	2,161	1,956
Deferred tax claims	1,710	1,527	1,539
	4,519	5,157	4,945
Total fixed assets	**15,646**	**17,795**	**16,393**
Current-asset properties			
Commercial Project Development	8,578	11,104	9,249
Other commercial properties	1,371	1,348	1,051
Residential Project Development	3,268	3,817	3,394
	13,217	16,269	13,694
Inventories	1,249	975	828
Current receivables			
Interest-bearing receivables	1,691	3,220	1,248
Tax claims	574	440	415
Non-interest-bearing receivables	29,009	30,585	27,123
	31,274	34,245	28,786
Short-term investments	872	109	218
Cash and bank balances	4,535	3,939	6,819
Total current assets	**51,147**	**55,537**	**50,345**
Total assets	**66,793**	**73,332**	**66,738**
of which interest-bearing	**8,450**	**9,429**	**10,241**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	14,076	13,166	14,169
Minority interests	165	263	200
Provisions			
Provisions for pensions and similar commitments	1,762	2,250	2,058
Provisions for taxes	3,142	2,754	3,104
Other provisions	3,090	2,871	3,230
	7,994	7,875	8,392
Long-term liabilities, interest-bearing	5,569	9,665	7,182
Current liabilities			
Interest-bearing liabilities	1,184	3,022	809
Tax liabilities	682	608	571
Non-interest-bearing liabilities	37,123	38,733	35,415
	38,989	42,363	36,795
Total shareholders' equity and liabilities	**66,793**	**73,332**	**66,738**
of which interest-bearing	**8,568**	**14,680**	**10,091**

Contingent liabilities

During the report period, the Group's contingent liabilities increased by SEK 3 billion to SEK 21.7 billion (Dec 31, 2003: 18.7)

FINANCIAL RATIOS ETC.[1]	Jun 30 2004	Jun 30 2003	Dec 31 2003
Capital employed, closing balance, SEK M	22,809	28,109	24,460
Capital employed, average, SEK M	24,636	32,646	28,183
Equity/assets ratio, %	21.3	18.3	21.5
Net cash surplus (+)/net debt (-), SEK M	-118	-5,251	150
Debt/equity ratio	0.0	0.4	0.0

1 The definitions of the financial ratios can be found in the Annual Report for 2003

Additional information

Business streams

Construction and Services

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003- Jun 2004	Jan-Dec 2003
Net sales	29,591	30,778	54,420	57,562	118,298	121,440
Gross income	**2,187**	**2,284**	**3,919**	**4,100**	**8,456**	**8,637**
Selling and administrative expenses1	-1,631	-1,746	-3,048	-3,291	-6,231	-6,474
Share of income in associated companies	5	6	22	-5	113	86
Earnings before interest, taxes and amortization (EBITA)	**561**	**544**	**893**	**804**	**2,338**	**2,249**
Goodwill amortization and writedowns	-113	-110	-218	-225	-571	-578
Operating income	448	434	**675**	**579**	**1,767**	**1,671**
Capital employed	**8,925**	**11,112**	**8,925**	**11,112**	**8,925**	**9,563**
Depreciation, fixed assets	**-302**	**-332**	**-617**	**-672**	**-1,283**	**-1,338**
Investments	-457	-379	-717	-792	-1,772	-1,847
Divestments	256	232	466	486	1,516	1,536
Net investments	**-201**	**-147**	**-251**	**-306**	**-256**	**-311**
Cash flow from operations before investments and changes in working capital	849	958	1,442	1,403	3,275	3,236
Changes in working capital	-68	200	-596	-1,088	874	382
Net investments in operations	-81	-252	-106	-397	-103	-394
Cash flow adjustment, net investments	-5	-53	0	-54	0	-54
Operating cash flow from business operations 2	695	853	740	-136	4,046	3,170
Strategic net investments	-120	104	-145	91	-152	84
Cash flow	**575**	**957**	**595**	**-45**	**3,894**	**3,254**
Gross margin, %	7.4	7.4	7.2	7.1	7.1	7.1
Selling and administrative expenses, %	-5.5	-5.7	-5.6	-5.7	-5.3	-5.3
Operating margin before interest, taxes and amortization, %	1.9	1.8	1.6	1.4	2.0	1.9
Operating margin %	1.5	1.4	1.2	1.0	1.5	1.4
Return on capital employed (RoCE), %					19.0	16.1
Order bookings, SEK bn	33.3	31.9	64.6	64.1	121.1	120.6
Order backlog, SEK bn	129.7	132.6	129.7	132.6	129.7	116.3
Employees			66,758	67,298	66,758	67,982

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

April – June

Further information by business/reporting unit can be found on page 18.

Net sales declined by 4 percent to SEK 29,591 M (30,778). Net sales were negatively impacted by currency rate effects of 3 percent.

Operating income before goodwill amortization (EBITA) rose by 3 percent, amounting to SEK 561 M (544). In Sweden, operating income amounted to SEK 184 M (187) and operating margin before goodwill rose to 3.3 (3.1) percent. Skanska's U.K. operations improved their operating income to SEK 83 M (54). Skanska Services, which again showed improved margins, reported an operating income of SEK 65 M (22). Skanska's operations in Norway and Denmark as well as in Poland and the Czech Republic showed better earnings than in the comparative period. Skanska USA Civil (American civil construction) accounted for the largest decrease in operating income. The effects of the severe winter in the New York area necessitated adjustments in expected profits during the first quarter. These adjustments will result in a lower margin during the remainder of the project period. Operating income includes SEK 150 M in expenses at Skanska USA Building for the previously announced growth plan. In the comparative period of 2003, project loss provisions of SEK 260 M were included in the accounts of Skanska USA Building. Adjusted for these expenses, operating income was unchanged.

Operating income amounted to SEK 448 M (434). Currency rate effects increased operating income by SEK 2 M. During the second quarter, operating margin amounted to 1.5 (1.4) percent.

During the second quarter, the U.K. construction engineering company Skanska Whessoe was sold to Al Rushaid Investment Company at a small loss. A memorandum of understanding was also signed concerning divestment of Skanska's holding in the half-owned Gammon Skanska in Hong Kong. The buyer is the U.K. construction company Balfour Beatty Ltd. The final sales agreement is expected to be signed shortly after completion of the due diligence process.

After the close of the report period, the previously announced sale of Skanska's mining contracting businesses in South Africa and Canada to the South African construction company Murray & Roberts was completed. The divestment resulted in a capital loss of more than SEK 100 M, which was charged to consolidated earnings for the fourth quarter of 2003.

January – June

Net sales fell by 5 percent to SEK 54,420 M (57,562). Negative currency rate effects lowered net sales by 5 percent.

Operating income before goodwill amortization rose by 11 percent, amounting to SEK 893 M (804). Operating income advanced by 17 percent till SEK 675 M (579). Currency rate effects had a negative impact of SEK 7 M on operating income.

Residential Project Development

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net sales	1,574	1,469	2,946	3,102	6,178	6,334
Gross income	**206**	**84**	**408**	**282**	**802**	**676**
Selling and administrative expenses[1]	-79	-81	-161	-191	-336	-366
Share of income in associated companies	0	0	0	0	-5	-5
Earnings before interest, taxes and amortization (EBITA)	**127**	**3**	**247**	**91**	**461**	**305**
Goodwill amortization and writedowns	-2	-3	-3	-5	-5	-7
Operating income	**125**	**0**	**244**	**86**	**456**	**298**
Capital employed	**2,916**	**3,466**	**2,916**	**3,466**	**2,916**	**2,931**
Depreciation, fixed assets	**0**	**-1**	**-1**	**-2**	**-10**	**-11**
Investments	-853	-1,076	-1,673	-1,996	-3,450	-3,773
Divestments	927	1,152	1,928	2,185	4,327	4,584
Net investments	**74**	**76**	**255**	**189**	**877**	**811**
Cash flow from operations before investments and changes in working capital	-25	-3	-75	43	-361	-243
Changes in working capital	-436	403	-292	29	32	353
Net investments in operations	74	79	255	191	875	811
Cash flow adjustment, net investments	69	-25	-26	-102	125	49
Operating cash flow from business operations[2]	-318	454	-138	161	671	970
Strategic net investments	0	-2	0	-2	2	0
Cash flow	**-318**	**452**	**-138**	**159**	**673**	**970**
Operating margin, %	7.9	0.0	8.3	2.8	7.4	4.7
Return on capital employed (RoCE), %					15.4	7.5
Employees			744	843	744	824

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

April – June

Further information by business/reporting unit can be found on page 18.

Net sales rose by 7 percent to SEK 1,574 M (1,469). The increase was attributable to Norwegian and Finnish operations.

Earnings before interest, taxes and amortization rose to SEK 127 M (3). In the comparative period, additional costs for re-designing ongoing units and marketing incentives for units that were difficult to sell, were charged to operating income in the amount of SEK 50 M. Skanska's operations in Sweden, Norway, Finland and the Czech Republic all improved their operating incomes, and so did Polish operations. In Poland, Skanska is mainly selling previously completed residential units, and in principle no new project development is underway.

January – June

Net sales fell by 5 percent, amounting to SEK 2,946 M (3,102). Operating income climbed sharply to SEK 244 M (86). Demand for residential units in the medium and lower price segment remains good in Skanska's main markets.

At the end of June there were 7,375 (6,356) residential units under construction. Of these, 69 (68) percent had been sold. The number of completed unsold residential units totaled 300 (461). Since year-end 2003, construction has started on about 3,000 (1,600) units. During the first six months of 2004, the number of residential units sold was about 2,600 (2,000).

The book value of current-asset properties in Residential Project Development totaled SEK 3.3 billion (3.8). A breakdown of book value can be seen in the table on page 14. The book value of undeveloped land and development properties totaled SEK 1.9 billion. They are equivalent to building rights for about 17,000 residential units. There are more than 2,000 additional building rights in associated companies.

Commercial Project Development

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net sales	1,922	2,785	2,546	5,218	6,189	8,861
Gross income	**739**	**1,385**	**973**	**2,131**	**2,151**	**3,309**
Selling and administrative expenses[1]	-56	-62	-113	-122	-235	-244
Share of income in associated companies	1	-3	-4	1	-9	-4
Earnings before interest, taxes and amortization (EBITA)	**684**	**1,320**	**856**	**2,010**	**1,907**	**3,061**
Goodwill amortization and writedowns	0	0	0	0	0	0
Operating income	**684**	**1,320**	**856**	**2,010**	**1,907**	**3,061**
of which gain on sale of properties[2]	587	1,097	669	1,582	1,483	2,396
of which operating net, completed properties	142	195	276	427	599	750
of which writedowns/reversal of writedowns	0	0	0	0	0	0
Capital employed	**9,611**	**13,513**	**9,611**	**13,513**	**9,611**	**9,459**
Investments	-446	-331	-627	-823	-1,203	-1,399
Divestments	1,690	2,398	2,086	4,465	5,193	7,572
Net investments	**1,244**	**2,067**	**1,459**	**3,642**	**3,990**	**6,173**
Cash flow from operations before investments and changes in working capital	87	225	191	426	436	671
Changes in working capital	25	-318	-19	69	125	213
Net investments in operations	1,240	2,066	1,458	3,642	3,989	6,173
Cash flow adjustment, net investments	64	189	155	268	-60	53
Operating cash flow from business operations before taxes[3]	1,416	2,162	1,785	4,405	4,490	7,110
Strategic investments	4	0	1	0	1	0
Cash flow	**1,420**	**2,162**	**1,786**	**4,405**	**4,491**	**7,110**
Return on capital employed (RoCE), %					22.5	24.8
Employees			136	154	136	149
1 Excluding goodwill amortization and writedowns						
2 Additional gain included in eliminations was	0	0	44	3	44	3
3 Before taxes, financing operations and dividends						

April – June

See page 20 for more information.

Net sales fell to SEK 1,922 M (2,785) as a consequence of lower divestments of completed commercial projects. For the same reason, operating income decreased to SEK 684 M (1,320). Another reason for the decline is that rental revenues fall as the property portfolio is reduced.

During the period, Skanska sold projects and other properties with a combined sales price of SEK 1,686 M and a capital gain of SEK 587 M.

January – June

Net sales fell to SEK 2,546 M (5,218) as a result of lower divestment volume of completed commercial projects. Operating income amounted to SEK 856 M (2,010).

Commercial Project Development has nine projects underway, seven of them in Sweden. Ongoing projects represent leasable space of about 120,000 sq. m (1.29 million sq. ft.) and are 79 percent pre-leased. At the end of the period, the book value of ongoing projects totaled SEK 0.5 billion (Dec. 2003: 0.4). Their book value upon completion is expected to total SEK 1.3 billion, with an estimated market value of SEK 1.7 billion. The degree of completion in ongoing projects is about 39 percent.

The book value of Skanska's portfolio of completed projects amounted to SEK 5.5 billion (Dec. 2003: 6.2), with an estimated market value, based on an appraisal dated December 2003, of about SEK 8.2 billion (Dec. 2003: 9.4). The occupancy rate, measured in rent, amounted to 87 percent.

The book value of Skanska's undeveloped land and development properties ("land bank") totaled about SEK 2.6 billion (Dec. 2003: 2.6).

As of today (July 29), Skanska has carried out property divestments worth SEK 3,752 M during 2004, with capital gains amounting to SEK 1,221 M. Of this, SEK 44 M is being reported under the item "Eliminations" as a reversal of eliminations previously carried out.

BOT

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net sales	9	48	14	53	48	87
Gross income	**-3**	**14**	**-6**	**2**	**24**	**32**
Selling and administrative expenses[1]	-20	-13	-33	-25	-65	-57
Share of income in associated companies	16	16	29	32	49	52
Earnings before interest, taxes and amortization (EBITA)	**-7**	**17**	**-10**	**9**	**8**	**27**
Goodwill amortization and writedowns	0	0	0	-3	3	0
Operating income	**-7**	**17**	**-10**	**6**	**11**	**27**
of which gain on sale of projects	0	0	0	0	0	0
Capital employed	**1,290**	**1,272**	**1,290**	**1,272**	**1,290**	**1,243**
Depreciation, fixed assets	**0**	**11**	**0**	**0**	**0**	**0**
Investments	-8	-26	-26	-26	-115	-115
Divestments	7	1	7	1	7	1
Net investments	**-1**	**-25**	**-19**	**-25**	**-108**	**-114**
Cash flow from operations before investments and changes in working capital	-23	-8	-39	-21	-37	-19
Changes in working capital	-3	13	-26	-2	-63	-39
Net investments in operations	-2	-25	-20	-25	-109	-114
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations[2]	-28	-20	-85	-48	-209	-172
Strategic investments	0	0	0	0	0	0
Cash flow	**-28**	**-20**	**-85**	**-48**	**-209**	**-172**
Return on capital employed (RoCE), %					2.2	3.8
Employees			39	30	39	32

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

April – June

Net sales of Skanska BOT amounted to SEK 9 M (48). Operating income totaled SEK -7 M (17). Large recovered tender expenses during the comparative period explain the downturn.

During the quarter, Skanska in consortium with the U.K.-based Mill Group signed contracts and financing agreements for two school projects in Bexley, southeastern London. Skanska BOT has a 50 percent share in the consortium and Skanska BOT's investment will total about SEK 28 M.

January – June

Net sales totaled SEK 14 M (53), and operating income was SEK -10 M (6).

Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is a co-owner of twelve projects, of which four are in operation. In December 2003, Skanska in consortium with the U.K. investment fund Innisfree was selected to expand St. Bartholomew's Hospital (Barts) and the Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to occur early in 2005. Skanska's investment amounts to about SEK 350 M.

At the end of the report period, the book value of shares, participations and subordinated receivables totaled about SEK 1.3 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 1.0 billion.

Construction and Services, by business/reporting unit

	Net sales						Operating income					
SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Sweden	5,580	6,072	10,155	11,108	22,727	23,680	183	180	255	190	560	495
Norway	2,059	2,166	3,950	4,288	7,885	8,223	37	16	54	10	69	25
Denmark	836	931	1,613	1,629	3,414	3,430	10	0	20	-49	32	-37
Finland	1,894	1,895	3,496	3,441	7,934	7,879	30	41	26	20	218	212
Poland	773	918	1,157	1,489	3,214	3,546	21	10	-7	-12	95	90
Czech Republic	1,983	2,102	3,109	3,305	7,458	7,654	113	114	151	171	320	340
UK	3,095	2,862	6,150	5,880	12,276	12,006	58	31	137	39	167	69
USA Building	7,330	7,490	13,483	14,891	28,832	30,240	-104	-216	-76	-189	124	11
USA Civil	3,240	3,860	6,236	7,104	14,353	15,221	62	208	69	345	246	522
Latin America	611	567	1,154	996	2,300	2,142	33	43	56	61	114	119
Services	575	562	1,099	1,086	2,052	2,039	57	16	83	62	138	117
International [1]	1,615	1,353	2,818	2,345	5,853	5,380	-52	-9	-93	-69	-316	-292
Total	**29,591**	**30,778**	**54,420**	**57,562**	**118,298**	**121,440**	**448**	**434**	**675**	**579**	**1,767**	**1,671**

1 International includes operations in Russia, India and Hong Kong, as well as International Projects, Whessoe and Cementation.
Operations in Hong Kong are reported according to the equity method.

	EBITA [2]						EBITA, % [2]					
SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Sweden	184	187	257	203	598	544	3.3	3.1	2.5	1.8	2.6	2.3
Norway	63	46	104	70	217	183	3.1	2.1	2.6	1.6	2.8	2.2
Denmark	10	0	20	-47	36	-31	1.2	0.0	1.2	-2.9	1.1	-0.9
Finland	45	63	57	66	293	302	2.4	3.3	1.6	1.9	3.7	3.8
Poland	24	12	-3	-8	105	100	3.1	1.3	-0.3	-0.5	3.3	2.8
Czech Republic	117	109	161	162	303	304	5.9	5.2	5.2	4.9	4.1	4.0
UK	83	54	186	87	262	163	2.7	1.9	3.0	1.5	2.1	1.4
USA Building	-93	-203	-53	-163	174	64	-1.3	-2.7	-0.4	-1.1	0.6	0.2
USA Civil	66	214	78	356	263	541	2.0	5.5	1.3	5.0	1.8	3.6
Latin America	33	43	56	61	114	119	5.4	7.6	4.9	6.1	5.0	5.6
Services	65	22	98	74	166	142	11.3	3.9	8.9	6.8	8.1	7.0
International	-36	-3	-68	-57	-193	-182	-2.2	-0.2	-2.4	-2.4	-3.3	-3.4
Total	**561**	**544**	**893**	**804**	**2,338**	**2,249**	1.9	1.8	**1.6**	**1.4**	**2.0**	**1.9**

2 Earnings before interest, taxes and amortization

	Capital employed, closing balance						Return on capital employed [3]					
SEK M	Jun 30 2004	Jun 30 2003	Jun 30 2004	Jun 30 2003	Jun 30 2004	Dec 31 2003	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Sweden	450	1,225	450	1,225	450	1,027					60.4	36.6
Norway	1,046	1,920	1,046	1,920	1,046	1,777					6.1	2.8
Denmark	-103	-241	-103	-241	-103	56					-36.9	69.6
Finland	617	1,033	617	1,033	617	765					27.0	23.5
Poland	475	789	475	789	475	421					16.1	13.0
Czech Republic	1,803	1,719	1,803	1,719	1,803	1,508					19.6	20.2
UK	859	1,159	859	1,159	859	368					29.1	14.0
USA Building	375	416	375	416	375	404					30.9	4.3
USA Civil	1,789	1,864	1,789	1,864	1,789	1,663					14.4	31.0
Latin America	481	372	481	372	481	375					21.5	27.8
Services	70	-5	70	-5	70	-35					>100	>100
International	1,180	1,579	1,180	1,579	1,180	1,494					-22.7	-18.9
Eliminations	-117	-718	-117	-718	-117	-260						
Total	**8,925**	**11,112**	**8,925**	**11,112**	**8,925**	**9,563**					**19.0**	**16.1**

3) Rolling 12 months

	Order backlog						Order bookings					
SEK M	Jun 30 2004	Jun 30 2003	Jun 30 2004	Jun 30 2003	Jun 30 2004	Dec 31 2003	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Sweden	17,322	14,134	17,322	14,134	17,322	13,797	5,052	5,988	13,492	11,114	25,072	22,694
Norway	6,615	5,275	6,615	5,275	6,615	5,690	2,187	1,448	4,831	4,694	9,302	9,165
Denmark	2,057	2,186	2,057	2,186	2,057	1,999	915	913	1,707	2,071	3,244	3,608
Finland	5,348	5,688	5,348	5,688	5,348	5,403	2,177	2,611	3,604	4,565	8,016	8,977
Poland	3,377	3,232	3,377	3,232	3,377	2,730	879	723	1,696	1,184	3,656	3,144
Czech Republic	11,553	9,684	11,553	9,684	11,553	7,426	4,572	2,717	6,940	4,763	10,993	8,816
UK	15,172	12,881	15,172	12,881	15,172	13,684	5,735	793	6,851	3,514	14,212	10,875
USA Building	42,703	44,261	42,703	44,261	42,703	38,055	7,464	10,903	16,727	19,045	29,860	32,178
USA Civil	14,555	22,549	14,555	22,549	14,555	17,405	1,595	2,782	2,775	7,744	7,598	12,567
Latin America	2,659	2,887	2,659	2,887	2,659	2,087	1,188	1,280	1,693	1,841	2,253	2,401
Services	2,350	2,445	2,350	2,445	2,350	2,387	706	735	1,198	1,093	2,309	2,204
International	6,007	7,409	6,007	7,409	6,007	5,640	872	1,001	3,124	2,508	4,549	3,933
Total	**129,718**	**132,631**	**129,718**	**132,631**	**129,718**	**116,303**	**33,342**	**31,894**	**64,638**	**64,136**	**121,064**	**120,562**

Residential Project Development, by business/reporting unit

	Net sales						Operating income					
SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Sweden	635	681	1,109	1,296	2,228	2,415	26	-51	55	-30	100	15
Norway	303	226	614	466	1,172	1,024	38	18	69	37	115	83
Denmark	0	-40	0	133	180	313	0	12	0	19	42	61
Finland	407	308	785	562	1,664	1,441	33	16	56	32	89	65
Poland	26	37	59	59	159	159	4	-7	7	-16	-3	-26
Czech Republic	141	195	260	275	502	517	24	15	53	27	105	79
USA	-	-5	-	184	5	189	-	-1	-	8	1	9
International	62	74	119	127	268	276	0	2	4	9	7	12
Other	-	-7	-	0	0	0	-	-4	-	0	0	0
Total	**1,574**	**1,469**	**2,946**	**3,102**	**6,178**	**6,334**	**125**	**0**	**244**	**86**	**456**	**298**

	Capital employed, closing balance						Return on capital employed[1]					
SEK M	Jun 30 2004	Jun 30 2003	Jun 30 2004	Jun 30 2003	Jun 30 2004	Dec 31 2003	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Sweden	823	1,105	823	1,105	823	735					12.9	1.5
Norway	960	998	960	998	960	823					13.8	8.9
Denmark	0	298	0	298	0	313					23.1	17.0
Finland	599	734	599	734	599	719					12.7	8.9
Poland	120	191	120	191	120	158					-2.1	-12.2
Czech Republic	237	86	237	86	237	130					62.5	64.5
USA	-	0	-	0	0	0					-	0.5
International	177	54	177	54	177	53					9.6	19.8
Other	-	0	-	0	0	0					-	0.0
Total	**2,916**	**3,466**	**2,916**	**3,466**	**2,916**	**2,931**					15.4	7.5

1 Rolling 12 months

Breakdown of book value, current-asset properties, June 30, 2004

SEK M	Residential Project Development	Commercial Project Development	Other Commercial Properties	Total
Completed projects	961	5,493	307	6,761
Ongoing projects	453	505	209	1,167
Land bank	1,854	2,580	855	5,289
Total	**3,268**	**8,578**	**1,371**	**13,217**

Project development – performance analysis before selling and administrative expenses

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
SALE PRICE						
Commercial Project Development	1,686	2,398	2,082	4,465	5,189	7,572
Other commercial properties	84	46	147	66	884	803
Residential Project Development	925	1,150	1,924	2,183	4,322	4,581
Total	**2,695**	**3,594**	**4,153**	**6,714**	**10,395**	**12,956**
BOOK VALUE						
Commercial Project Development	1,099	1,301	1,369	2,880	3,662	5,173
Other commercial properties	52	40	112	63	780	731
Residential Project Development	775	1,022	1,602	1,951	3,661	4,010
Total	**1,926**	**2,363**	**3,083**	**4,894**	**8,103**	**9,914**
GROSS INCOME	0	0				
Commercial Project Development	587	1,097	713	1,585	1,527	2,399
Other commercial properties	32	6	35	3	104	72
Residential Project Development	150	128	322	232	661	571
Total	**769**	**1,231**	**1,070**	**1,820**	**2,292**	**3,042**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2003	Occupancy rate, %
Completed properties	5,493	5,493	8,202	87
Ongoing projects	505	1,291	1,668	79
Subtotal	**5,998**	**6,784**	**9,870**	
Land bank	2,580	2,580		
TOTAL	**8,578**	**9,364**		

SKANSKA

Press release

August 9, 2004

Skanska completes sale of shares in Gammon

Skanska and UK construction company Balfour Beatty have signed a binding agreement on the sale and acquisition of Skanska's shareholding in Hong Kong-based construction company Gammon Skanska, whose name is being changed to Gammon Construction Limited.

Skanska's shareholding in Gammon Skanska corresponding to 50 percent of shares in the company, was included as part of Kvaerner Construction (UK), which Skanska acquired in 2000. The sale now completed forms part of Skanska's strategy to hold a leading position in other selected geographical markets.

The final agreed sale price will result in a capital loss of approximately SEK 30 M, which will be charged against the Group's earnings for the third quarter of 2004.

The shareholding in Gammon Skanska was accounted in accordance with the equity method. Skanska's share of the company's earnings in 2003 amounted to SEK 34 M.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8-753 88 01

SKANSKA

Press Release

August 19, 2004

Skanska sells Forstædernes Bank's new head office for SEK 426 M

Skanska is selling the Kalvebod Brygge 47 property in Copenhagen for SEK 426 M. The buyer is FB Ejendomme A/S, which is exercising the purchase option in a previously signed lease for Forstædernes Bank's new head office on Kalvebod Brygge. The buyer assumes ownership of the property on November 1, 2005, with payment on the same date.

Kalvebod Brygge is a 14,500-square-meter office property, of which 12,500 square meters is office space. The property, which is under construction, will be completed for occupancy during the fourth quarter of 2005.

"The property is fully leased to Forstædernes Bank and the sale represents a highly favorable development gain for the project", says Nils Olof Nilsson, President of Skanska Öresund, a unit in Skanska Project Development Sweden.

Skanska Project Development Sweden focuses on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region

---

For further information please contact:

Nils Olof Nilsson, President, Skanska Öresund,
tel +46 40 14 45 83
Peter Nymann, Property Development Manager,
Skanska Öresund, tel +45 44 77 99 95
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

August 23, 2004

Skanska in exclusive negotiations with 3i to sell Services business

Skanska is pursuing the possibility of divesting the Facilities Management business unit Skanska Services. Exclusive negotiations are ongoing with 3i, an international private equity company.

Although Skanska Services has shown increasingly good earnings and achieved a high level of customer satisfaction, the unit still represents a very small share of Skanska's sales.

"Acting as a stand alone company will give this business and its strong management team better opportunities. Such an outcome would be better for Skanska Services customers and employees while enabling our shareholders to realize the value we have created in Skanska Services to date. We will certainly take all three of these stakeholders into account in this process", says Stuart Graham, President and CEO of Skanska.

Skanska Services is managing and developing service functions for offices, hospitals and production facilities. The company is responsible for services, equipment and premises giving efficient support to the customers core business. Operations are focused on the Nordic countries, where Skanska Services is market leader. Sales amounted to SEK 2 billion in 2003 with an EBIT of SEK 117 M. The business unit has 1,800 employees.

3i is a world leader in private equity and venture capital, with a strong Nordic presence. 3i has in recent years made several investments in the facilities management sector in Europe. The company is listed on the London Stock Exchange.

For further information please contact:

Hans Biörck, CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, SVP, Investor Relations, Skanska AB,

tel +46 70 689 99 91
Peter Gimbe, SVP, Communications, Skanska AB,
tel +46 8 753 88 38
Gustav Bard, Managing director 3i Nordic, advisor to 3i
Group plc, tel +46 8 506 101 51



Press Release

August 26, 2004

Skanska to construct hospital in Detroit for about SEK 460 M (USD 61 M)

Skanska has been contracted to provide construction management services for the expansion of a hospital in Detroit, Michigan, in the US. The contract is valued at a total of USD 94 M, about SEK 710 M. Skanska's share is 65 percent, corresponding to USD 61.1 M, about SEK 460 M.

The contract amount is included in order bookings for the third quarter of 2004. The customer is one of the leading regional US companies in the medical and healthcare sector.

Skanska USA Building is responsible for management of the project involving slightly more than 21,000 square meters of new construction and renovation of about 5,500 square meters of existing space. The project, which is being carried out in two phases, starts with construction of the new addition. Once new construction is completed, the existing hospital space will be renovated.

The entire project is scheduled for completion in December 2008.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design build and pharmaceutical validation services to a broad range of U.S. industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company, part of the Skanska AB global group of companies, is headquartered in Parsippany, New Jersey, and has more than 5,300 employees. Skanska USA Building reported annual sales in 2003 of SEK 23 billion (USD 3.7 billion).

For further information please contact:

Tom Crane, Senior Vice President, Corporate

Communications, Skanska USA Building,
tel +1 973 394 9100
Anders Lilja, Senior Vice President, Investor Relations,
Skanska AB, tel +46 8-753 88 01

SKANSKA

Press Release

September 1, 2004

Skanska selected for public-private hospital assignment in the UK - provides construction project valued at SEK 3.6 billion

Skanska and Innisfree has through a preferred bidder agreement been selected by the Sherwood Forest Hospitals NHS Trust and the Mansfield District Primary Care Trust for the privately financed King's Mill and Mansfield Community Hospitals project in Central Nottinghamshire. The PFI-agreement means that the Trust will give Skanska and Innisfree responsibility for financing, designing, constructing and operating the non-clinical services of hospitals.

Skanska and Innisfree will each own 50 percent of the project company, which will be responsible for arranging financing and contracting suppliers. Skanska's investment amounts to approximately GBP 16 M (about SEK 224 M).

The construction assignment, which is expected to be valued at GBP 265 M (approximately SEK 3.6 billion), will be conducted by Skanska UK. Additional assignments involve service and maintenance for the two hospitals named above and a third, the Newark Acute Hospital, during the 30-year concession.

The signing of the financing agreement and construction contract is expected to take place during the first half of 2005. The order will be included in Skanska's order bookings once this has taken place.

The Skanska consortium will develop, modernize and extend the King's Mill Hospital, which was originally constructed in the 1940s. Works will also be carried out to Mansfield Community Hospital and will include a new rehabilitation center. The total scheme covers approximately 120,000 square meters of floor space, of which slightly more than 80,000 will be newly constructed.

"Being entrusted with this major hospital project in the UK provides a strong reference. It reinforces our position as a leading constructor in the UK PFI (private finance initiative) program for public-private partnership," says Bert-Ove

Johansson, President, Skanska BOT.

"We are very excited to have been named preferred bidder on this flagship hospital development for the communities of Sherwood Forest Hospitals NHS Trust and Mansfield District Primary Care Trust. We have put a lot of effort into the design of this scheme and are immensely proud of what we believe is architecturally exemplary with facilities that will enable Trust staff to deliver 21st century healthcare across central Nottinghamshire", says Simon Hipperson, Executive Vice President PFI/PPP business stream, Skanska UK.

Skanska has secured assignments valued at more than GBP 2.5 billion (approximately SEK 34 billion) within the UK PFI program.

For further information please contact:

Bert-Ove Johansson, President, Skanska BOT,
tel +46 8 504 368 77
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38
Tanya Barnes, Communication Manager, Skanska UK,
tel +44 1923 423 905

SKANSKA

Press Release

September 1, 2004

Skanska selected for major public-private partnership road project in Poland - construction contract valued at SEK 4.5 billion

Skanska has been assigned responsibility for the A1 motorway south of Gdansk in Poland. The project is to be conducted in public-private partnership. The Polish Ministry of Infrastructure and a consortium headed by Skanska have signed a concession agreement giving the consortium total responsibility for financing, designing, constructing and operating the approximately 90-kilometer stretch of road.

Skanska BOT heads the Gdansk Transport Company (GTC) consortium of owners and investors, which will be responsible for arranging finance and contracting suppliers. Skanska BOT's share initially amounts to 51 percent. Intertoll of South Africa and NDI of Poland hold the remaining shares. Discussions with further investors are under way. Skanska's investment will be less than EUR 20 M.

The entire construction assignment, which is estimated to be valued at approximately SEK 4.5 billion (EUR 500 M), is to be carried out by Skanska. The project will be Skanska's largest road and civil-engineering assignment to date in Poland.

The signing of the construction contract and financing agreement is expected to take place in early 2005. The order will be included in Skanska's order bookings once this has taken place.

Payment from the Polish road authority will comprise a guaranteed basic remuneration for access to the road, as well as supplements for traffic volumes, through "shadow tolls."

"We are happy to have the opportunity to participate in this major project. Public-private partnership allows Poland to improve its infrastructure faster than through traditional government financing," says Bert-Ove Johansson, President of Skanska BOT.

"Poland is an attractive long-term market with extensive infrastructure needs. This project is a good platform for additional assignments in the future, both in construction and public-private partnership projects," says Jan-Gunnar Glave, President of Skanska Poland.

The new stretch of motorway will be approximately 90 kilometers long, on a north to south route from Gdansk towards Torun in northern Poland. Design and preparatory work has begun. Construction is expected to commence during 2005 and be completed in 2008. In a second stage, a further 60 kilometers are planned. The concession period, during which the owner consortium will be responsible for operation and maintenance, extends until 2039.

Privately financed infrastructure is part of Skanska's strategic focus. Skanska is the leading construction company in public-private partnership (PFI) in the UK. Skanska has secured hospital, prison and school projects amounting to a total construction volume of GBP 2.5 billion (approximately SEK 34 billion). Skanska is also currently constructing BOT (build operate transfer) roads in Norway and Chile in public-private partnership. Between 1997 and 1999, Skanska constructed the first BOT road project in the Nordic region, the motorway between Helsinki and Lahti in Finland.

For further information please contact:

Bert-Ove Johansson, President, Skanska BOT,
tel +46 8 504 368 77
Bernard Pisarski, Commercial Director, GTC,
tel +48 601 65 78 35
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

September 7, 2004

Skanska listed in Dow Jones Sustainability Indexes of companies committed to sustainable development

Again this year, Skanska is ranked as a world-leading company with a commitment to sustainable development. In this year's edition of the Dow Jones Sustainability Indexes, Skanska is one of the companies assessed as fulfilling demands on companies that combine sustained profitability with long-term sustainable development.

Skanska is listed among the 300 international companies chosen for the index in 2004. There are just a few Swedish companies included in the index. In addition to Skanska, only Industrivärden, Gambro, Ericsson, FöreningsSparbanken, H&M, SKF and Volvo are listed.

The Dow Jones Sustainability Group Indexes are updated annually following careful analysis of several thousand companies worldwide. In its assessment, Dow Jones places heavy emphasis on how companies have succeeded in integrating financial, social and environmental aspects into the company's strategy. In recent years, the requirements were extended to also include ethical policies and corporate governance. Skanska has continually been listed on the Dow Jones Sustainability Indexes since 1999.

"It is a great honor to continue to be ranked among this select group of global companies that are also assessed to fulfill the extended requirements," says Axel Wenblad, Senior Vice President Sustainability at Skanska AB. "It also reaffirms that our focus on such values as ethics, environment, competence and commitment is well-founded and successful."

Sustainable development is an important element of Skanska's strategy and brand. The principles under which Skanska shall conduct operations, in terms of business ethics, the environment and work environment, are established in the company's Code of Conduct. Specific guidelines have been established for the employees and training regarding the Code of Conduct is conducted in all business units. Skanska is also focusing on an improved

health and safety, with the aim of achieving injury-free work sites.

For further information please contact:

Axel Wenblad, SVP Sustainability, Skanska AB,
tel +46 8 753 88 98
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

See also www.sustainability-indexes.com

SKANSKA

Press Release

September 8, 2004

Skanska awarded construction contract for the new Skärholmen shopping center for SEK 500 M - total assignment valued at SEK 1.4 billion

Skanska has been contracted to renovate and expand the Skärholmen Centrum shopping center outside Stockholm. The design/build contract, valued at SEK 500 M, is included in order bookings for the fourth quarter of 2004. In addition, there is an option for a further SEK 900 M, whereby the total assignment for Skanska could total about SEK 1.4 billion.

"It is very exciting to be awarded the extensive construction assignment as part of the development of the new Skärholmen Centrum into one of the Nordic region's largest shopping centers," says Jimmy Bengtsson, Business Manager, Skanska Sweden.

Pre-engineering and preparation begin immediately and work at the site will start after year-end.

The center facility was originally built in the 1960s and the new Skärholmen Centrum shopping center is planned to be completed for the 40th anniversary in 2008. The retail floor space will be increased from 38,000 square meters to more than 60,000 square meters under roof.

"It will be business as usual during the renovation period and the project offers many challenges," says Thomas Persson, Project Manager, CentrumKompaniet, which is owned by Stockholm Stadshus AB and responsible for management and development of Skärholmen Centrum. "Skanska was awarded the contract based on it ability to present an organization with extensive expertise and experience, combined with a competitive bid."

Existing and new stores will be open during the construction period. Currently, there are about 130 stores. The entire renovation project is part of the Southern Suburbs Vision project for upgrading Stockholm's southern suburbs.

For further information please contact:

Jimmy Bengtsson, Business Manager, Skanska Sweden,
tel +46 8 504 350 27 or +46 70 537 91 10
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

September 14, 2004

Skanska strengthens Senior Executive Team

Skanska is intensifying its focus on improved profitability and growth in its core operations. As a step in this effort, the Senior Executive Team is being strengthened and several senior executives are being assigned new duties in the Group.

Petter Eiken, currently President of Skanska Norway, will become an Executive Vice President and new member of Skanska's Senior Executive Team. He will assume responsibility for the construction operations in the Nordic region from Johan Karlström.

Johan Karlström, currently Executive Vice President responsible for the business units in the Nordic region, will be assigned responsibility within the Senior Executive Team for the American operations within Skanska USA Building and Skanska USA Civil. These units currently report to Stuart Graham, Skanska's President and CEO. Johan Karlström will also continue to be responsible within the Senior Executive Team for the operations in the Czech Republic and Russia.

"Part of our management development is to provide our senior executives the possibility to gain experience of various parts of the Group," says Skanska's President and CEO Stuart Graham. "Johan Karlström has been highly successful in improving profitability in our Nordic operations and he is well qualified to assume responsibility for development in the US."

"Petter Eiken will contribute valuable expertise and experience to Senior Executive Team," continues Stuart Graham. "He has succeeded in turning the Norwegian operations back to profitability and is the right person for continuing to develop the Nordic operations."

The new President for Skanska Norway will be Geir M Aarstad, who has worked in the Norwegian company since 1991. Most recently he served as regional manager.

In Finland, Juha Hetemäki will take over management of Skanska Oy when the current President, Mauri Niemi, retires at year-end. Juha Hetemäki has worked within the Finnish company for 10 years, most recently as Senior Vice President, responsible for the Building Construction business stream.

All of the aforementioned changes become effective on January 1, 2005.

After the changes, Skanska's Senior Executive Team will comprise seven members: Stuart Graham, President and CEO; Hans Biörck, Executive Vice President and CFO; Thomas Alm, Executive Vice President, responsible for Skanska UK, Skanska Latin America, Skanska BOT and Skanska International; Johan Bergman, Executive Vice President responsible for Poland and project development of commercial premises and residential buildings; Petter Eiken, Executive Vice President, responsible for the Nordic construction operations; Johan Karlström, Executive Vice President, responsible for construction operations in the US, Czech Republic and Russia, and Tor Krusell, Senior Vice President Human Resources.

Photos and additional information is provided at www.skanska.com/setchange.

For further information please contact:

Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

September 14, 2004

Skanska increases focus on residential development through new Nordic business unit

Skanska is creating a new business unit for residential development in Sweden, Finland and Norway - Skanska Project Development Residential Nordic Region. Skanska's development of residential projects is being removed from the Nordic construction units and will form a business unit exclusively aimed at project development.

As a result of improved customer focus and alignment with demand, Skanska's development of residential projects in recent years has shown a positive profitability trend. With the new unit Skanska is intensifying its efforts to meet demand and to become the leading residential developer in the Nordic region.

"Residential development is part of Skanska's core operations on which we will place increased focus," says Stuart Graham, President and CEO, Skanska AB. "Demand for our residential projects is strong and we foresee good potential for further growth within this business. Through combining our know-how in the Nordic region, we will become more efficient and better at meeting the demands of the Nordic customers."

The new unit becomes operational as of January 1, 2005. The President will be Anders Kupsu, who has lengthy experience of project development as well as in construction operations. Most recently, he was Executive Vice President of Skanska Sweden and responsible for residential development in Skanska Residential Construction. Anders Kupsu will report to Johan Bergman, who will be responsible for the business unit within Skanska's Senior Executive Team.

Skanska currently has a total of about 4,500 residential units in production in Sweden, Norway and Finland. During the most recent 12 months, net sales totaled about SEK 5 billion and operating earnings amounted to about SEK 300 M. In addition, Skanska has a total of about 2,600 residential units in production the Czech Republic and St

Petersburg, Russia. During the most recent 12 months, net sales totaled SEK 770 M and operating earnings SEK 112 M. Residential development in the Czech Republic and Russia is not affected by this organizational change.

Photos and additional information is provided at www.skanska.com/residentialnordic.

For further information please contact:

Anders Kupsu, Vice President, Skanska Sweden,
tel +46 8 504 361 85
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

September 15, 2004

Skanska to expand Johns Hopkins Hospital in Baltimore for SEK 1.7 billion (USD 225 M)

Skanska has been awarded the pre-construction and construction services assignments for expansion of the Johns Hopkins Hospital in Baltimore, Maryland. The contract value is more than USD 300 M, of which Skanska's share is 75 percent, amounting to USD 225 M, about SEK 1.7 billion. The contract is included in order bookings for the third quarter of 2004.

The customer is The Johns Hopkins Hospital, one of the most prestigious hospitals in the US, with a number of awards. It has topped the U.S. News & World Report magazine's annual ranking of American hospitals for 14 consecutive years.

Pre-construction work is underway and construction is scheduled to be completed in 2008. The project is being carried out in a joint-venture headed by Skanska, with the partner The Smoot Construction Company accounting for 25 percent of the project.

The New Clinical Building project involves a total of 120,000 square meters in a single structure comprising two distinct building programs - the Cardiovascular & Critical Care Tower and the Children's & Maternity Hospital.

The Cardiovascular & Critical Care Tower will include 320 beds and 44 operating rooms. The Children's & Maternity Hospital will house 205 beds, 10 operating rooms, a pediatric emergency department as well as labor and delivery suites.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design build services to a broad range of US industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company is headquartered in Parsippany, New Jersey, and has more than 5,300 employees.

For further information please contact:

Tom Crane, Senior Vice President, Corporate
Communications, Skanska USA Building,
tel +1 973 285 8004
Anders Lilja, SVP Investor Relations, Skanska AB,
tel +46 8 753 88 01 or +46 70 689 99 91

SKANSKA

Press Release

September 28, 2004

Skanska to construct biomedical research center in US for SEK 1.2 billion

Skanska has been awarded the construction management contract for a biomedical research center in Baltimore, Maryland. The contract, amounting to SEK 1.2 billion (USD 166 M), is included in order bookings for the third quarter of 2004. The customer is the federal government's National Institutes of Health (NIH).

The contract is for a new center for two of the NIH institutions - the National Institute on Aging (NIA) and the National Institute on Drug Abuse (NIDA).

The project, comprising 52,000 square meters, will house biomedical research labs, office space, conference and lobby areas as well as a library and restaurants.

Skanska is also responsible for constructing a separate building for emergency power, ventilation system and other utilities.

Work has been started and construction is scheduled to be completed in winter 2006-2007.

Skanska USA Building Inc. is a leading national and local provider of construction, pre-construction consulting, general contracting and design build services to a broad range of US industries, including biopharmaceutical, educational, high-tech, healthcare, transportation and sports and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 5,300 employees.

For further information please contact:

Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building,
tel +1 973 285 8004
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01



Press Release

September 30, 2004

Skanska develops new office project on Hjälmarekajen in Malmö

Skanska Öresund has signed the first lease for a new office development project on Hjälmarekajen in Malmö. The lease covers about 2,700 square meters and is for eight years. Consequently, Skanska Öresund is starting the first phase of a total 9,300 square meters of newly constructed office space on the site where Skanska's Malmö office once stood.

The construction work being carried out by Skanska Sweden will begin in the fourth quarter of 2004. Skanska Öresund, which is part of Skanska Project Development Sweden, will invest a total of about SEK 200 M in the project. The property will be completed for occupancy in June 2006. Discussions have been initiated with other tenants regarding the remaining floor space.

"We are very pleased to be able to contribute in developing Universitetsholmen, Malmö's future growth area," says Nils Olof Nilsson, President of Skanska Öresund. "Hjälmarekajen is a new project at a fantastic location - an office with a sea view, near the city and with the future City Tunnel cross-town connection just outside the entrance."

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region.

For further information please contact:

Richard Hultin, Marketing Manager, Skanska Öresund, tel +46 40 14 44 34 or +46 70 673 15 56
Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 38

SKANSKA

Press Release

October 1, 2004

Skanska signs agreement on sale of Skanska Services

Skanska and 3i, an international private equity company, have signed a binding agreement covering the sale of Skanska Services. The sale is conditional upon approval by the European Commission.

The purchase amount is approximately SEK 1.2 billion. The transaction will generate a capital gain of approximately SEK 1.0 billion before and also after taxes. This will be included in Skanska's earnings in the third quarter of 2004. Skanska Services will be deconsolidated as of July 1, 2004 and the transaction is expected to be completed on December 1, 2004, when the payment will be made.

Skanska Services, with about 1,800 employees, supplies and develops service functions in offices, production facilities and public institutions, such as hospitals and schools. Its customers are mainly large Nordic and international companies, as well as public sector institutions. Operations are focused on the Nordic market, in which the company has a leading position. Sales in 2003 amounted to SEK 2 billion.

3i is a world-leading company within private equity and venture capital, with a strong presence in the Nordic region. In recent years, 3i has made a number of investments in the facilities management sector in Europe. The company is listed on the London Stock Exchange.

For further information please contact:

Anders Lilja, SVP Investor Relations, Skanska AB,
tel +46 8 753 88 01
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38 or + 46 70 543 88 38



Press Release

October 7, 2004

Inter IKEA Investments requests reclassification of A shares to B shares

Inter IKEA Investments has submitted a request to Skanska to reclassify 2,000,000 Skanska A shares to the comparable number of B shares. As a result of the reclassification, Inter IKEA Investments' share of voting rights declines from 10.9% to 8.6%.

After reclassification, the number of A shares in Skanska will amount to 28,540,898, while the number of B shares in the company will total 390,012,174.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 38



Press Release

October 13, 2004

Skanska sells shareholding in Indian subsidiary

Skanska has signed a memorandum of understanding covering the sale of its majority shareholding, corresponding to 80.4 percent, in Skanska Cementation India Ltd (SCI). The buyer is Thailand-based Italian-Thai Development Plc (ITD). A binding agreement is expected to be signed within the next few weeks.

The sale is part of Skanska's strategy to have a leading position in certain selected geographical markets.

The agreed selling price of about SEK 100 M generates a capital loss of approximately SEK 140 M as a result of the write-off of goodwill. This will be charged to the Group's earnings for the third quarter of 2004.

SCI is listed on the Mumbay stock exchange and the transaction will be completed after the buyer has first concluded a public offer under the Indian Take Over Code to purchase the minority interest in the company, which is expected to be finalized in February 2005. The completion of sale and purchase of Skanska's shareholding is not dependant on the outcome of the public offer.

SCI is involved mainly in road and civil engineering construction on the Indian market. The company was included in Skanska's acquisition of Kvaerner Construction in 2000.

SCI's net sales in 2003 amounted to approximately SEK 1 billion and it was consolidated in the Skanska Group with an operating profit of SEK 7 M and a loss after taxes of SEK 12 M. The company has approximately 2 ,000 employees.

For further information please contact:

Hans Biörck, EVP and CFO, Skanska AB,
tel +46 8 753 88 00
Anna Wenner, Press Officer, Skanska AB,

tel +46 8 753 88 39

SKANSKA

Press Release

October 15, 2004

Skanska secures another assignment within the Ormen Lange gas project valued at approximately SEK 940 M

Skanska and Aker Stord AS have signed a letter of intent for a construction assignment valued at SEK 940 M (NOK 850 M) within the Ormen Lange gas-field project in Norway. The contract is to be signed shortly and the order will be included in order bookings for the fourth quarter of 2004.

The construction assignment is for the onshore gas-production plant at Nyhamna in western Norway. The project involves buildings for compressors and electricity supply, foundations for the process equipment, piping installation underground as well as roads and work areas within the plant. The concrete work comprises 90,000 cubic meters.

Work at the site will begin in December 2004 and will be completed in September 2006.

The customer, Aker Stord AS, is a supplier to Hydro, which is the principal coordinator for the build-out phase of the Ormen Lange project.

This will be Skanska's second contract in connection with Ormen Lange. The first contract valued at approximately SEK 1.1 billion (NOK 1 billion), was signed with Hydro and involves surface and underground civil engineering work to prepare for the process facility now to be constructed.

The Ormen Lange gas field is Norway's largest gas project and one of the largest construction projects in northern Europe. The total development cost is estimated at NOK 66 billion. The extraction of gas from beneath the seabed about 100 kilometers from the coast is to be combined with an onshore process facility. Ormen Lange is scheduled to enter operation in October 2007 when the gas will be exported to the UK through a pipeline.

Apart from the two Ormen Lange projects, Skanska Norway's largest assignment is the construction of

Norway's first public-private partnership road. This assignment is valued at SEK 1.6 billion. Skanska BOT is participating in the ownership consortium.

For further information please contact:

Pia Farstad, Information Manager, Skanska Norway,
tel +47 92 25 11 11,
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 39 or +46 70 330 64 07

See also www.akerkvaerner.com, www.ormenlange.com och www.hydro.com



Press Release

October 18, 2004

Skanska receives British water contract valued at about SEK 1 billion

Skanska has been contracted by Anglian Water Services (AWS) to design and construct water facilities with an estimated value totaling SEK 2 billion (GBP 150 M). The assignment is being carried out in a joint venture by Skanska UK and Aker Kvaerner in which each has a 50-percent interest in the five-year framework agreement. The framework agreement also includes the potential for a further five-year extension.

The contract is estimated to result in schemes for Skanska amounting to SEK 990 M (GBP 75 M) over five years. SEK 200 M (GBP 15 M) of the total order amount, corresponding to one year of work, is included in order bookings for the fourth quarter of 2004.

Under the agreement, the joint venture will undertake the design, construction and installation of facilities for treatment of clean water and wastewater in England. In addition, AWS has also contracted the Skanska and Aker Kvaerner joint venture to undertake a non-infrastructure design studies contract to develop best-value solutions for the company's water plants. Skanska and Aker Kvaerner staff will be co-located with AWS staff.

This latest award follows the Skanska and Aker Kvaerner joint venture's successful relationship with AWS on over 50 projects. Among other assignments, this has involved upgrades of wastewater treatment plants within the framework of the British Environmental Department's AMP 3 program to increase water quality.

Anglian Water Services is one of the UK's leading companies in the water and wastewater treatment area. AWS serves some six million customers in England, households as well as industry.

For further information please contact:

Tanya Barnes, Communication Manager, Skanska UK,
tel +44 1923 423 905
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 39

SKANSKA

Press Release

October 20, 2004

Skanska to rehabilitate historic Manhattan Bridge for SEK 1 billion

Skanska has been awarded a contract to rehabilitate the Manhattan Bridge in New York City. The contract, amounting to USD 148 million, slightly more than SEK 1 billion, will be signed shortly and included in the order bookings for the fourth quarter. The customer is the New York City Department of Transportation.

The assignment is for comprehensive refurbishment and reinforcement of the bridge structure. The contract includes steel and concrete work. Most of the assignment consists of replacing lateral supports, retaining walls and roadways on the approach and suspended bridge spans in Manhattan and Brooklyn. The project also calls for comprehensive paving and painting work, plus installation of signal systems and a fire standpipe system.

For a period of up to 12 months, replacement of the center roadway will take place while the roadway is closed to vehicular traffic. Also included in the scope of work is the replacement of the bridge's suspenders and joints in the lower roadway.

The project will be implemented by Skanska USA Civil's unit Koch Skanska. Work will commence early next year and is scheduled for completion in 40 months.

Since 2001, Koch Skanska has worked on a USD 189 M contract from New York City Department of Transportation for the rehabilitation of the north spans of the Manhattan Bridge. This project was completed in August 2004.

Manhattan Bridge is a suspended bridge that was originally completed in 1909. It links southern Manhattan with Brooklyn. The bridge is 2 kilometers long and consists of seven lanes at two levels for automotive traffic and four tracks for subway trains. The bridge is crossed by approximately 150,000 vehicles and 220,000 subway travelers each day.

For further information please contact:

Karen Diemer, Communications Manager,
Skanska USA Civil, tel +1 718 746 2785
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 39



Press Release

October 26, 2004

New press officer at Skanska

Anna Wenner has been appointed the new press officer at Skanska AB. She assumes her new position immediately and succeeds Peter Gimbe, who was appointed Senior Vice President Corporate Communications at Skanska AB earlier this year.

Most recently, Anna Wenner (formerly Gullerström) worked at Skanska Sweden, where she was responsible for press activities since November 2001.

Previously, Anna Wenner worked as an information consultant within PR and marketing. She has also been involved in business intelligence and analysis.

For further information please contact:

Peter Gimbe, Senior Vice President Corporate Communications, Skanska AB, tel +46 8 753 88 38
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 39



Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Web site www.skanska.se
Reg. office Malmö, Sweden
Corp. ID 556000-4615

Public Company (publ)

PRESS RELEASE

NINE MONTH REPORT, JANUARY–SEPTEMBER 2004

Group highlights

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	32,389	33,371	90,647	97,274	126,252	132,879
of which net sales on sale of properties in Commercial Project Development	*2,016*	*609*	*4,098*	*5,074*	*6,596*	*7,572*
Operating income	2,166	887	3,752	3,254	5,030	4,532
of which gain on sale of properties in Commercial Project Development	*617*	*172*	*1,330*	*1,757*	*1,972*	*2,399*
of which income from discontinued operations	*797*	*68*	*861*	*153*	*802*	*94*
Income after financial items	2,165	745	3,675	2,883	4,864	4,072
Net income	1,603	519	2,561	2,001	3,321	2,761
Earnings per share for the period	3.83	1.24	6.12	4.78	7.93	6.60
Capital employed	23,538	24,992	23,538	24,992	23,538	24,460
Net cash (+)/Net debt (-)	4,137	-4,112	4,137	-4,112	4,137	150
Shareholders' equity	15,839	13,423	15,839	13,423	15,839	14,169
Return on capital employed, %					22.4	17.1
Return on shareholders' equity, %					22.7	19.5
Operating cash flow before change in interest-bearing receivables and liabilities	4,304	1,029	4,108	5,276	8,787	9,955
Change in interest-bearing net cash (+)/net debt (-)	4,255	1,139	3,987	5,264	8,249	9,526
Order bookings, SEK bn [1]	26.9	34.2	88.2	95.4	108.7	115.9
Order backlog, SEK bn [1]	119.8	122.9	119.8	122.9	119.8	110.4

1 Excluding discontinued operations

Third quarter of 2004 compared to third quarter of 2003

- Net sales decreased by 3 percent till SEK 32,389 M (33,371). Adjusted for currency rate effects, net sales were unchanged.
- Operating income amounted to SEK 2,166 M (887).
- Gain on sale of properties in Commercial Project Development amounted to SEK 617 M (172).
- Operating income from discontinued operations amounted to SEK 797 M (68).
- Income after financial items amounted to SEK 2,165 M (745).
- Net income amounted to SEK 1,603 M (519) and earnings per share in the third quarter amounted to SEK 3.83 (1.24).

Comments from Skanska's President and CEO Stuart Graham:

- Skanska's core business performed favorably in the third quarter, with improved earnings and higher margins in Construction. Both Residential and Commercial Project Development continue to report good earnings. Order bookings were low in the third quarter but for the nine-month period they exceeded net sales by almost 8 billion.

- The outlook is generally unchanged in Skanska's main markets. U.S. civil construction is expected to remain at a low level, but a number of large infrastructure projects in the New York area are now beginning to be put out to tender.

- Despite weak market growth over the past two years, Skanska is now well on its way to meeting the financial targets established in early 2003. During late 2004 management will develop recommendations for the Board of Directors regarding capital structure and financial targets, which are expected to be communicated in conjunction with the Year-end Report in February.

For further information, please contact:
Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, telephone +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, telephone +46 8 753 88 38
or cell phone +46 70-543 88 38

This and previous press releases can also be found at www.skanska.com

Order bookings and backlog in Construction, SEK bn


150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 03
Q1 04
Q2 04
Q3 04
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Net sales, rolling 12 month basis

Order bookings

July–September

Order bookings decreased by 21 percent and amounted to SEK 26,860 M (34,171). Adjusted for currency rate effects, order bookings fell by 19 percent. Skanska UK and Skanska USA Civil reported large declines in order bookings. At Skanska USA Civil, order bookings are being adversely affected by the lack of a new infrastructure funding program and increased competition for projects that are put out for tender. During the comparative period of 2003, Skanska USA Civil won water supply and wastewater treatment facility projects worth a total of SEK 3.0 billion, and in the United Kingdom, Skanska UK signed a BOT/PFI contract for Derby Acute Hospital worth about SEK 4.4 billion. Private Finance Initiative (PFI) projects in the U.K. tend to be very large and can appreciably influence comparisons between periods.

Skanska's Czech, Finnish and Latin American units showed the largest increases in order bookings.

During the period, Skanska USA Building received several large hospital contracts. In Fayetteville, North Carolina, the contract was worth SEK 672 M; in Detroit, Michigan, SEK 460 M; and in Baltimore, Maryland, Skanska USA Building signed a contract to manage the expansion of the Johns Hopkins Hospital. This assignment is valued at SEK 1.7 billion. The same unit also signed a contract to manage the construction of a biomedical research center in Baltimore. The contract value for this assignment amounts to SEK 1.2 billion. In the Czech Republic, Skanska received an extensive railroad contract in Prague worth the equivalent of SEK 735 M. In September, Skanska Sweden signed a contract related to the renovation and expansion of Skärholmens Centrum, a shopping center on the southern outskirts of Stockholm; the assignment is worth SEK 500 M, with an option for additional work totaling SEK 900 M.

January–September

Order bookings decreased by 7 percent and amounted to SEK 88,231 M (95,406). Currency rate effects had a negative impact of 4 percent on order bookings. In terms of local currencies, Skanska's Czech and Polish operations greatly increased their order bookings. Skanska's business units in Norway, Sweden and Latin America also increased their order bookings, while Skanska UK and Skanska USA Civil both showed substantially lower order bookings than in the comparative period of 2003. In the Construction business stream as a whole, order bookings exceeded net sales by SEK 7.9 billion.

Order backlog

At the end of the report period, order backlog amounted to SEK 119,786 M (122,872), which represented a decrease of 3 percent compared to the end of September 2003. The currency rate effect was negative and amounted to 2 percent. Compared to year-end 2003, order backlog rose by 8 percent. In local currencies, the increase was 7 percent. Order backlog was equivalent to about 13 (13) months of construction.

Net sales and income

Performance analysis

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales						
Construction	28,887	30,287	80,334	85,452	111,136	116,254
Residential Project Development	1,422	1,362	4,368	4,280	6,233	6,145
Commercial Project Development	2,238	885	4,784	6,103	7,542	8,861
BOT	9	19	23	72	38	87
Central, eliminations and discontinued operations	-167	818	1,138	1,367	1,303	1,532
Skanska Group	**32,389**	**33,371**	**90,647**	**97,274**	**126,252**	**132,879**
Earnings before interest, taxes and amortization (EBITA)						
Construction	750	640	1,541	1,345	2,235	2,039
Residential Project Development	137	77	384	160	521	297
Commercial Project Development[1]	658	301	1,514	2,311	2,264	3,061
BOT	5	16	-5	25	-3	27
Central	-74	-109	-265	-379	-356	-470
Discontinued operations	899	81	1,001	188	1,041	228
Eliminations[1]	9	-21	21	-65	21	-65
Skanska Group	**2,384**	**985**	**4,191**	**3,585**	**5,723**	**5,117**
Goodwill amortization and writedowns[1]	-218	-98	-439	-331	-693	-585
Operating income	**2,166**	**887**	**3,752**	**3,254**	**5,030**	**4,532**
Net interest items	26	-113	-44	-343	-94	-393
Other financial items	-27	-29	-33	-28	-72	-67
Net financial items	**-1**	**-142**	**-77**	**-371**	**-166**	**-460**
Income after financial items	**2,165**	**745**	**3,675**	**2,883**	**4,864**	**4,072**
Taxes	-559	-223	-1,103	-868	-1,538	-1,303
Minority interests	-3	-3	-11	-14	-5	-8
Net income for the period	**1,603**	**519**	**2,561**	**2,001**	**3,321**	**2,761**
Earnings per share for the period	3.83	1.24	6.12	4.78	7.93	6.60
1 Of which gain on sale of commercial properties reported in						
Commercial Project Development	589	172	1,258	1,754	1,900	2,396
Eliminations	28	0	72	3	72	3

July–September

Net sales totaled SEK 32,389 M (33,371), a decline of 3 percent. Adjusted for currency rate effects, net sales were unchanged. Net sales of the Construction business stream fell by 1 percent in terms of local currencies. Among the reasons for the decrease in the Group's net sales was lower business volume in Skanska's American units compared to the third quarter of 2003.

Operating income totaled SEK 2,166 M (887) due to better margins in Construction, higher sale of properties and the capital gain on the divestment of Skanska Services. Currency rate effects had a positive impact of SEK 9 M on operating income. In Construction, operating income before goodwill amortization (EBITA) rose by 17 percent, amounting to SEK 750 M (640). In Residential Project Development, operating income before goodwill rose by 78 percent, amounting to SEK 137 M (77). Commercial Project Development reported an operating income of SEK 658 M (301) as a consequence of higher divestment of completed commercial projects. Meanwhile rental revenues fell as the property portfolio was reduced. Gain on the sale of properties amounted to SEK 617 M (172), of which SEK 28 M was reported under the item "Eliminations" as a recovery of previously eliminated gains in construction operations. Operating income in this business stream was negatively affected by a writedown of the 30 percent share in the Westin Hotel in Warsaw amounting to SEK 61 M. The operating income of Skanska BOT amounted to SEK 5 M (16) before goodwill. Corporate overhead totaled SEK -74 M (-109). The item "Discontinued operations" includes operating income before goodwill as well as capital gain effects related to the divestments of Skanska Services, Whessoe, Skanska Cementation Mining, Skanska Cementation India and Skanska's 50 percent holding in Gammon Skanska. During the comparative period, this item included Spectrum Skanska, which was divested during the first quarter of 2003.

In Construction, operating margin amounted to 2.2 (1.9) percent.

Goodwill amortization and writedowns during the period, which totaled SEK 218 M, consisted of scheduled amortization as well as SEK 101 M related to goodwill writedowns in the divested Indian operations.

As a consequence of the strengthened financial position, net interest items improved, amounting to SEK 26 M (-113). Capitalization of interest expenses in ongoing projects amounted to SEK 32 M (53). Other financial items totaled SEK -27 M (-29) and included currency hedging and currency rate losses.

Income after financial items rose to SEK 2,165 M (745). Taxes for the period amounted to SEK -559 M (-223), equivalent on an annualized basis to a tax expense of about 30 (30) percent. The capital gain from the sale of Skanska Services is tax-exempt, with the result that the Group's tax rate will be lower than estimated during the first half of 2004. Net income for the period amounted to SEK 1,603 M (519). Earnings per share during the period amounted to SEK 3.83 (1.24).

January–September

Net sales declined by 7 percent to SEK 90,647 M (97,274). Adjusted for currency rate effects, net sales fell by 3 percent. Net sales of the Construction business stream declined by 2 percent in terms of local currencies.

Operating income rose to SEK 3,752 M (3,254). Construction as well as Residential Project Development increased their results. In Commercial Project Development the gain on sale of properties amounted to SEK 1,330 M (1,757). The comparative period of 2003 included the divestment of the CityCronan commercial property in Stockholm, with a gain of SEK 1.1 billion. The capital gain from the sale of Skanska Services compensates for the decrease in property gains. Currency rate effects had an influence of SEK 24 M on operating income. Gain on the sale of properties amounted to SEK 1,330 M (1,757). Operating margin including gain on property divestments amounted to 4.1 (3.3) percent. In Construction, operating margin before goodwill amounted to 1.9 (1.6) percent.

Income after net financial items amounted to SEK 3,675 M (2,883) and net income for the period rose to SEK 2,561 M (2,001). Earnings per share during the first nine months of 2004 totaled SEK 6.12 (4.78) and on a rolling 12 month basis SEK 7.93 (2003: 6.60).

Return on capital employed on a rolling 12 month basis was 22.4 (Dec. 2003: 17.1) percent. Return on shareholders' equity on a rolling 12 month basis was 22.7 (Dec. 2003: 19.5) percent.

Investments and divestments

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
INVESTMENTS						
Construction	-333	-376	-880	-1,080	-1,491	-1,691
Residential Project Development	-814	-681	-2,487	-2,570	-3,579	-3,662
Commercial Project Development	-433	-221	-1,060	-1,044	-1,415	-1,399
BOT	-27	6	-53	-20	-148	-115
Central, eliminations and discontinued operations	1	-57	-178	-108	-130	-60
Investments total	**-1,606**	**-1,329**	**-4,658**	**-4,822**	**-6,763**	**-6,927**
DIVESTMENTS						
Construction	157	275	617	751	1,386	1,520
Residential Project Development	1,066	919	2,994	2,920	4,469	4,395
Commercial Project Development	2,016	609	4,102	5,074	6,600	7,572
BOT	0	0	7	1	7	1
Central, eliminations and discontinued operations	1,848	3	1,854	421	1,786	353
Divestments total	**5,087**	**1,806**	**9,574**	**9,167**	**14,248**	**13,841**
NET INVESTMENTS						
Construction	-176	-101	-263	-329	-105	-171
Residential Project Development	252	238	507	350	890	733
Commercial Project Development	1,583	388	3,042	4,030	5,185	6,173
BOT	-27	6	-46	-19	-141	-114
Central, eliminations and discontinued operations	1,849	-54	1,676	313	1,656	293
Net investments total [1]	**3,481**	**477**	**4,916**	**4,345**	**7,485**	**6,914**
1 Of which strategic investments/divestments	**1,882**	**29**	**1,737**	**490**	**1,651**	**404**

July–September

Investment amounted to SEK -1,606 M (-1,329). Investments in Construction decreased to SEK -333 M (-376). This item was mainly related to investments in fixed assets for Skanska's own production. Net investments in Construction totaled SEK -176 M (-101). Investment volume in Residential Project Development rose to SEK -814 M (-681). Divestments in this business stream rose to SEK 1,066 M (919). In Commercial Project Development, investments rose to SEK -433 M (-221). Divestments also rose, amounting to SEK 2,016 M (609). Net divestments in Commercial Project Development totaled SEK 1,583 M (388).

The net amount of the Group's investments (-) and divestments (+) was SEK +3,481 (+477).

January–September

Investments totaled SEK -4,658 M (-4,822). Divestments amounted to SEK 9,574 M (9,167). The net amount of investments (-) and divestments (+) was SEK 4,916 M (4,345).

Operating cash flow and change in interest-bearing net debt/net cash

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003- Sep 2004	Jan-Dec 2003
CASH FLOW FROM OPERATIONS						
Construction	886	458	1,341	356	4,348	3,363
Residential Project Development	404	318	266	492	749	975
Commercial Project Development	1,416	517	3,202	4,922	5,390	7,110
BOT	-32	-12	-117	-60	-229	-172
Central, eliminations and discontinued operations	1,671	121	1,497	674	864	41
Cash flow before taxes, financial operations and dividends	**4,345**	**1,402**	**6,189**	**6,384**	**11,122**	**11,317**
Taxes paid	-40	-283	-717	70	-855	-68
Net interest items and other financial items	-1	-142	-77	-371	-136	-430
Dividend etc.	0	52	-1,287	-807	-1,344	-864
Cash flow before changes in interest-bearing receivables and liabilities	**4,304**	**1,029**	**4,108**	**5,276**	**8,787**	**9,955**
Translation differences, net debt	1	71	-50	357	20	427
Reclassification and change in accounting principle, interest-bearing net debt	14	-32	35	-1,317	-469	-1,821
Interest-bearing liabilities acquired/divested	-2	-3	-8	869	-31	846
Other changes, interest-bearing net debt	-62	74	-98	79	-58	119
Changes in interest-bearing net debt/net cash	**4,255**	**1,139**	**3,987**	**5,264**	**8,249**	**9,526**

July–September

Cash flow before taxes, financing operations and dividends totaled SEK 4,345 M (1,402). In Construction, cash flow increased to SEK 886 M (458). Cash flow also rose in Residential Project Development, amounting to SEK 404 M (318). Commercial Project Development reported cash flow amounting to SEK 1,416 M (517), due to a larger volume of property divestments. In the Skanska BOT business stream, cash flow from business operations amounted to SEK -32 M (-12). Cash flow from "Central and eliminations" totaled SEK 1,671 M (121), where the increase is explained by divestments of businesses.

Taxes paid for the period amounted to SEK -40 M (-283). Dividends plus adjustments of minority interests amounted to SEK 0 M (52). Cash flow before change in interest-bearing receivables and liabilities totaled SEK 4,304 M (1,029).

The change in interest-bearing net debt amounted to SEK 4,255 M (1,139).

January–September

Cash flow before taxes, financial operations and dividends totaled SEK 6,189 M (6 384). The decline was mainly attributable to lower volume of commercial property divestments. Cash flow before changes in interest-bearing receivables and liabilities totaled SEK 4,108 M (5,276).

Financial position

Capital employed, by business stream on September 30, 2004

SEK bn	Construction	Resid. PD	Comm. PD	BOT	Central, eliminations & discontinued operations	Total Skanska Group
Intangible fixed assets	3.8	0.0	0.0	0.4	0.0	4.2
Tangible fixed assets	5.9	0.0	0.0	0.0	0.1	6.0
Shares and participations	0.2	0.1	0.0	0.8	-0.2	0.9
Commercial properties	1.4	0.0	7.7	0.0	-0.2	8.9
Residential properties	0.0	3.2	0.0	0.0	0.0	3.2
Interest-bearing receivables	1.0	0.0	1.1	0.1	2.2	4.4
Net working capital	-7.5	-0.9	-0.1	0.1	-2.8	-11.2
Cash, bank & s.-t. investments	2.5	0.0	0.0	0.0	4.6	7.1
Capital employed on Sep 30, 2004	**7.3**	**2.4**	**8.7**	**1.4**	**3.7**	**23.5**
Capital employed on Dec 31, 2003	8.6	2.9	9.5	1.2	2.3	24.5
Capital employed on Sep 30, 2003	10.3	3.3	10.9	1.3	-0.8	25.0

During the third quarter, capital employed rose by SEK 0.7 billion. The increase is explained primarily by the capital gain from the divestment of Skanska Services, which is booked as an interest-bearing receivable until payment is collected.

At the close of the quarter, the Group's capital employed totaled SEK 23.5 billion (25.0). Compared to year-end 2003, the Group reduced its capital employed by SEK 0.9 billion.

In Construction, capital employed declined by 29 percent compared to the third quarter of 2003 and amounted to SEK 7.3 billion (10.3). In Residential Property Development, capital employed totaled SEK 2.4 billion (3.3), and in Commercial Project Development it was SEK 8.7 billion (10.9). In Skanska BOT, the corresponding figure was SEK 1.4 billion (1.3).

Change in interest-bearing assets and liabilities

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net debt (-) / Net cash surplus (+), opening balance	**-118**	**-5251**	**150**	**-9,376**	**-4,112**	**-9,376**
Change in interest-bearing receivables and liquid assets	3,451	-2,167	1,509	-49	4,705	3,147
Translation differences interest-bearing receivables and liquid assets	-69	-138	79	-598	-52	-729
Change in interest-bearing liabilities	853	3,196	2,599	5,325	4,082	6,808
Translation differences in interest-bearing liabilities	70	209	-129	955	72	1,156
Reclassification and change in accounting principle	14	-32	35	-1,317	-469	-1,821
Interest-bearing debts acquired/divested	-2	-3	-8	869	-31	846
Other changes	-62	74	-98	79	-58	119
Net debt (-) / Net cash surplus (+), closing balance	**4,137**	**-4,112**	**4,137**	**-4,112**	**4,137**	**150**

The Group's net debt, which amounted to SEK -118 M at the beginning of the quarter, turned into a net cash position of SEK 4,137 M (-4,112). At the close of the third quarter, interest-bearing liabilities and provisions amounted to SEK 7,558 M (Dec. 2003: 10,091).

The shareholders' equity of the Group rose to SEK 15,839 M (Dec. 2003: 14,169) during the third quarter. The net debt/equity ratio amounted to -0.3 (Dec. 2003: 0.0) and the equity/assets ratio was 23.3 (Dec. 2003: 21.5) percent.

Total assets in the consolidated balance sheet fell to SEK 68.6 billion (69.7). Currency rate effects increased total assets by SEK 0.8 billion.

The book value of current-asset properties amounted to SEK 12.1 billion (15.7), of which commercial properties in project development operations accounted for SEK 7.6 billion (10.7). Please see the table on page 20.

Exchange rates for the most important currencies, SEK

	Average exchange		Exchange rates on the balance sheet date		
	Jan-Sep 2004	Jan-Sep 2003	Sep 30 2004	Sep 30 2003	Dec 31 2003
U.S. dollar	7.48	8.25	7.35	7.66	7.26
British pound	13.61	13.29	13.22	12.81	12.89
Norwegian crown	1.09	1.16	1.09	1.09	1.08
Euro	9.16	9.16	9.07	8.95	9.07

Personnel

The number of employees in the Group was 65,263 (70,119), measured as the average number of employees.

Market outlook

Construction investments in several Skanska markets are starting to show signs of slow recovery. In the Nordic countries, the situation is cautiously positive, Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing growth. However, the competition in Poland remains fierce. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing. In other segments of importance to Skanska, U.K. investment volume is still low. In the United States, investment activities in industrial and commercial construction remain at a low level. Vacancy rates are still high, resulting in low demand for new office space. The outlook for industrial construction in the U.S. has not yet improved.

Civil construction in most Skanska markets is showing continued signs of slow recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. Some projects for the reconstruction of lower Manhattan are however beginning to be put out to tender. There are also a number of other large infrastructure projects out for tender in the New York area. The Norwegian civil construction market is positive, driven by projects for the oil industry and by BOT investments in highways. In Finland, civil construction is growing. The Czech Republic and Poland are expected to show some growth, among other things due to EU membership. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and St. Petersburg, Russia. In Sweden and Norway, the number of projects being started is increasing. In many markets, the volume of planned housing starts is also rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and Central European office markets are beginning to stabilize. A cautious approach to investments in new projects remains, however. In Scandinavia there is good demand for high-volume retail and logistics properties with efficient space in the right locations.

Accounting principles and changes in accounting practices

This Interim Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR20, "Interim Financial Accounting." The same accounting principles and calculation methods have been applied as in the latest Annual Report.

Nomination Committee

On March 30, 2004, the Annual Shareholders' Meeting of Skanska AB approved a resolution giving a mandate to the Chairman of the Board to assemble a Nomination Committee and stating that its composition would be announced in conjunction with the publication of Skanska's Interim Report for January-September 2004. The Chairman of the Board has announced that the Nomination Committee in preparation for the 2005 Annual Meeting consists of Sverker Martin-Löf, Chairman of Skanska AB; Carl-Olof By representing Industrivärden AB; Jan-Erik Erenius representing AMF Pension; Curt Källströmer representing Handelsbankens Pensionsstiftelser and Svenska Handelsbanken AB; Karl Gunnar Lindvall representing Robur Fonder; and Per Ludvigsson representing Inter IKEA Investments AB. The Annual Shareholders' Meeting will be held at 5 p.m. on April 7, 2005 at the Rival Hotel on Mariatorget in Stockholm, Sweden.

Discontinued operations

During the third quarter, Skanska sold its majority holding in its mining contracting business in South Africa and Canada to South African construction company Murray & Roberts at a capital loss of SEK 111 M, of which SEK 100 M was already charged to consolidated earnings for the fourth quarter of 2003. Skanska's 50 percent holding in the Hong Kong-based Gammon Skanska was sold to the British construction company Balfour Beatty at a loss of about SEK 30 M, which is being charged to earnings for the third quarter of 2004. On September 30, a binding agreement was signed concerning the sale of Skanska Services to the international private equity company 3i. The purchase price was about SEK 1.2 billion and the capital gain before and after taxes totaled about SEK 1 billion. This gain was included in third quarter earnings.

Other matters

After an "intermediate judgment" in Sweden's Market Court in September 2004, it was clarified that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e., also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than January 2006. No new information has emerged either in the corresponding Finnish legal action or in cases where individual Swedish municipalities have sued construction companies, among them Skanska, maintaining that they had suffered damage from alleged cartels. The amounts of infringement fines proposed by the competition authorities in Sweden and Finland have been reported as contingent liabilities.

Events after the close of the report period

Skanska has signed an agreement on the sale of its majority holding (80.4 percent) in Skanska Cementation India. The buyer is Thailand-based Italian-Thai Development Plc (ITD). The purchase price of about SEK 100 M signifies a loss of about SEK 146 M of which about SEK 101 M in the form of a goodwill writeoff, which is being charged to third quarter earnings.

As of today (October 29), Skanska has carried out no new property divestments during the fourth quarter.

Financial reports about 2004

Effective from January 1, 2005, Skanska will no longer print and distribute interim reports. In the future, only the Annual Report will be printed and distributed. The interim reports and the Year-end Report will be available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Skanska Group's Year-end Report concerning 2004 will be published on February 16, 2005.

Solna, October 29, 2004

STUART E. GRAHAM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement[1]

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	32,389	33,371	90,647	97,274	126,252	132,879
Construction, manufacturing and property management expenses[2]	-28,406	-30,754	-81,269	-87,989	-113,253	-119,973
Gross income	**3,983**	**2,617**	**9,378**	**9,285**	**12,999**	**12,906**
Selling and administrative expenses[3]	-1,783	-1,757	-5,640	-6,086	-8,007	-8,453
Income from joint ventures and associated companies[4]	-34	27	14	55	38	79
Operating income	**2,166**	**887**	**3,752**	**3,254**	**5,030**	**4,532**
Income from associated companies[5]	0	1	0	2	0	2
Income from other financial fixed assets[5]	94	-240	-91	-561	-131	-601
Income from financial current assets[5]	86	42	170	164	215	209
Interest expenses and similar items[5]	-181	55	-156	24	-250	-70
Income after financial items	**2,165**	**745**	**3,675**	**2,883**	**4,864**	**4,072**
Taxes	-559	-223	-1,103	-868	-1,538	-1,303
Minority interests	-3	-3	-11	-14	-5	-8
Net profit	**1,603**	**519**	**2,561**	**2,001**	**3,321**	**2,761**
Earnings per share for the period	3.83	1.24	6.12	4.78	7.93	6.60
Average number of shares	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization	-292	-360	-922	-1,049	-1,250	-1,377
RoCE, rolling twelve months, %					22.4	17.1
Return on equity (RoE), rolling twelve months, %					22.7	19.5
Average number of employees			65,263	70,119	65,263	69,669
1 Of which Discontinued operations, see separate Income statement						
2 Of which gain on sale of operations	1,088	0	1,088	0	1,102	14
3 Of which goodwill amortization and writedowns	-218	-98	-439	-331	-693	-585
4 Of which gain on sale of operations	-35	0	-35	0	-35	0
5 Of which:						
Interest income	100	45	193	185	300	292
Interest expenses	-74	-158	-237	-528	-394	-685
Net interest expenses	26	-113	-44	-343	-94	-393
Other financial items	-27	-29	-33	-28	-72	-67
Financial net	-1	-142	-77	-371	-166	-460

SUMMARY CASH FLOW STATEMENT SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Cash flow from business operations	2,604	1,301	4,228	5,875	9,415	11,062
Cash flow from investment operations	151	1,950	-115	-745	-577	-1,207
Cash flow from financing operations	-854	-3,239	-3,940	-6,458	-5,449	-7,967
Cash flow for the period	**1,901**	**12**	**173**	**-1,328**	**3,389**	**1,888**

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Opening balance	14,076	13,166	14,169	14,217	13,423	14,217
Dividend	0	0	-1,256	-837	-1,256	-837
Change in accounting principle	0	0	0	-1,110	0	-1,110
Translation differences etc	160	-262	365	-848	351	-862
Net profit for the period	1,603	519	2,561	2,001	3,321	2,761
Closing balance	**15,839**	**13,423**	**15,839**	**13,423**	**15,839**	**14,169**

Group net investments

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
OPERATIONS - INVESTMENTS						
Intangible fixed assets	-12	-9	-41	-36	-56	-51
Tangible fixed assets	-210	-271	-794	-888	-1,215	-1,309
Assets in BOT operations	-27	5	-54	-20	-149	-115
Shares	-1	-10	-1	-10	24	15
Current-asset properties	-1,373	-1,054	-3,645	-3,859	-5,158	-5,372
of which Residential Project Development	*-831*	*-681*	*-2,482*	*-2,679*	*-3,575*	*-3,772*
of which Commercial Project Development	*-542*	*-373*	*-1,163*	*-1,180*	*-1,583*	*-1,600*
Investments	**-1,623**	**-1,339**	**-4,535**	**-4,813**	**-6,554**	**-6,832**
OPERATIONS - DIVESTMENTS						
Intangible fixed assets	-1	-2	8	1	11	4
Tangible fixed assets	81	31	398	175	604	381
Assets in BOT operations	0	0	7	1	7	1
Shares	4	-19	10	0	10	0
Current-asset properties	3,138	1,777	7,291	8,491	11,756	12,956
of which Residential Project Development	*1,034*	*921*	*2,958*	*3,104*	*4,435*	*4,581*
of which Commercial Project Development	*2,104*	*856*	*4,333*	*5,387*	*7,321*	*8,375*
Divestments	**3,222**	**1,787**	**7,714**	**8,668**	**12,388**	**13,342**
Net investments in operations	**1,599**	**448**	**3,179**	**3,855**	**5,834**	**6,510**
STRATEGIC INVESTMENTS						
Businesses	17	8	-122	-7	-205	-90
Shares	0	2	-1	-2	-4	-5
Strategic investments	**17**	**10**	**-123**	**-9**	**-209**	**-95**
STRATEGIC DIVESTMENTS						
Businesses	1,407	6	1,398	69	1,395	66
Shares	458	13	462	430	465	433
Strategic divestments	**1,865**	**19**	**1,860**	**499**	**1,860**	**499**
Net strategic investments	**1,882**	**29**	**1,737**	**490**	**1,651**	**404**
TOTAL NET INVESTMENTS	3,481	477	4,916	4,345	7,485	6,914
Depreciation, fixed assets, excl. goodwill amortization	-292	-360	-922	-1,049	-1,250	-1,377

Consolidated operative cash flow statement

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Cash flow from business operations before change in working capital	919	872	2,267	2,356	3,353	3,442
Change in working capital	187	161	-880	-321	354	913
Net investments in business operations	1,599	448	3,179	3,855	5,834	6,510
Cash flow adjustment, net investments	-242	-108	-114	4	-70	48
Taxes paid in business operations	-40	-325	-711	-797	-857	-943
Cash flow from operating business	**2,423**	**1,048**	**3,741**	**5,097**	**8,614**	**9,970**
Net interest items and other financial items	-1	-142	-77	-371	-136	-430
Taxes paid in financing operations	0	42	23	111	47	135
Cash flow from finance operations	**-1**	**-100**	**-54**	**-260**	**-89**	**-295**
CASH FLOW FROM OPERATIONS	2,422	948	3,687	4,837	8,525	9,675
Net strategic investments	1,882	29	1,737	490	1,651	404
Taxes paid on net strategic investments	0	0	-29	756	-45	740
Cash flow from net strategic investments	**1,882**	**29**	**1,708**	**1,246**	**1,606**	**1,144**
Dividend etc.	0	52	-1,287	-807	-1,344	-864
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**4,304**	**1,029**	**4,108**	**5,276**	**8,787**	**9,955**
Change in interest-bearing receivables and liabilities	-2,403	-1,017	-3,935	-6,604	-5,398	-8,067
CASH FLOW FOR THE PERIOD	**1,901**	**12**	**173**	**-1,328**	**3,389**	**1,888**
Liquid assets at the beginning of the period	5,407	4,048	7,037	5,763	3,924	5,763
Exchange rate differences in liquid assets	-42	-136	56	-511	-47	-614
Liquid assets at the end of the period	**7,266**	**3,924**	**7,266**	**3,924**	**7,266**	**7,037**
Change in interest-bearing net debt	4,255	1,139	3,987	5,264	8,249	9,526

Summary balance sheet

SEK M	Sep 30 2004	Sep 30 2003	Dec 31 2003
ASSETS			
Intangible fixed assets			
Goodwill	3,731	4,578	4,259
Other intangible fixed assets	475	438	459
	4,206	5,016	4,718
Tangible fixed assets			
Buildings and land	1,789	2,275	2,144
Machinery and equipment	4,091	4,650	4,482
Construction in progress	101	128	104
	5,981	7,053	6,730
Financial fixed assets			
Shares and participations	950	1,473	1,450
Interest-bearing receivables	1,405	2,389	1,956
Deferred tax claims	1,560	1,631	1,539
	3,915	5,493	4,945
Total fixed assets	**14,102**	**17,562**	**16,393**
Current-asset properties			
Commercial Project Development	7,580	10,986	9,249
Other commercial properties	1,362	1,055	1,051
Residential Project Development	3,160	3,660	3,394
	12,102	15,701	13,694
Inventories	984	879	828
Current receivables			
Interest-bearing receivables	3,024	838	1,248
Tax claims	626	549	415
Non-interest-bearing receivables	30,509	30,219	27,123
	34,159	31,606	28,786
Short-term investments	1,217	115	218
Cash and bank balances	6,049	3,809	6,819
Total current assets	**54,511**	**52,110**	**50,345**
Total assets	**68,613**	**69,672**	**66,738**
of which interest-bearing	**11,695**	**7,151**	**10,241**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	15,839	13,423	14,169
Minority interests	141	306	200
Provisions			
Provisions for pensions and similar commitments	1,514	2,171	2,058
Provisions for taxes	3,346	2,824	3,104
Other provisions	3,169	2,927	3,230
	8,029	7,922	8,392
Long-term liabilities, interest-bearing	4,806	7,585	7,182
Current liabilities			
Interest-bearing liabilities	1,104	1,751	809
Tax liabilities	832	786	571
Non-interest-bearing liabilities	37,862	37,899	35,415
	39,798	40,436	36,795
Total shareholders' equity and liabilities	**68,613**	**69,672**	**66,738**
of which interest-bearing	**7,558**	**11,263**	**10,091**

Contingent liabilities

During the report period, the Group's contingent liabilities increased by SEK 3.1 billion to SEK 21.8 billion (Dec 31, 2003: 18.7)

FINANCIAL RATIOS ETC.[1]	Sep 30 2004	Sep 30 2003	Dec 31 2003
Capital employed, closing balance, SEK M	23,538	24,992	24,460
Capital employed, average, SEK M	23,792	30,433	28,183
Equity/assets ratio, %	23.3	19.7	21.5
Net cash surplus (+)/net debt (-), SEK M	4,137	-4,112	150
Debt/equity ratio	-0.3	0.3	0.0

1 The definitions of the financial ratios can be found in the Annual Report for 2003

Additional information

Business streams

Construction

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003- Sep 2004	Jan-Dec 2003
Net sales	28,887	30,287	80,334	85,452	111,136	116,254
Gross income	**1,978**	**1,943**	**5,575**	**5,730**	**7,838**	**7,993**
Selling and administrative expenses[1]	-1,242	-1,309	-4,063	-4,380	-5,689	-6,006
Share of income in associated companies	14	6	29	-5	86	52
Earnings before interest, taxes and amortization (EBITA)	750	640	**1,541**	**1,345**	**2,235**	**2,039**
Goodwill amortization and writedowns	-103	-78	-282	-281	-445	-444
Operating income	**647**	**562**	**1,259**	**1,064**	**1,790**	**1,595**
Capital employed	**7,314**	**10,340**	**7,314**	**10,340**	**7,314**	**8,608**
Depreciation, fixed assets	**-281**	**-317**	**-844**	**-948**	**-1,141**	**-1,245**
Investments	-333	-376	-880	-1,080	-1,491	-1,691
Divestments	157	275	617	751	1,386	1,520
Net investments	**-176**	**-101**	**-263**	**-329**	**-105**	**-171**
Cash flow from operations before investments and changes in working capital	1,030	783	2,318	2,045	3,210	2,937
Changes in working capital	29	-222	-715	-1,304	1,240	651
Net investments in operations	-211	-137	-260	-487	-65	-292
Cash flow adjustment, net investments	3	-1	2	-55	3	-54
Operating cash flow from business operations[2]	851	423	1,345	199	4,388	3,242
Strategic net investments	35	35	-4	157	-40	121
Cash flow	**886**	**458**	**1,341**	**356**	**4,348**	**3,363**
Gross margin, %	6.8	6.4	6.9	6.7	7.1	6.9
Selling and administrative expenses, %	-4.3	-4.3	-5.1	-5.1	-5.1	-5.2
Operating margin before interest, taxes and amortization, %	2.6	2.1	1.9	1.6	2.0	1.8
Operating margin %	2.2	1.9	1.6	1.2	1.6	1.4
Return on capital employed (RoCE), %					23.1	16.3
Order bookings, SEK bn	26.9	34.2	88.2	95.4	108.7	115.9
Order backlog, SEK bn	119.8	122.9	119.8	122.9	119.8	110.4
Employees			53,435	56,313	53,435	55,804

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

July–September

Further information by business/reporting unit can be found on page 19.

Net sales declined by 5 percent to SEK 28,887 M (30,287). Net sales were negatively impacted by currency rate effects of 4 percent.

Operating income before goodwill amortization (EBITA) rose by 17 percent, amounting to SEK 750 M (640). In Sweden, operating income before goodwill amounted to SEK 176 M (130) and operating margin before goodwill rose to 3.3 (2.3) percent. Aside from Skanska's Swedish operations, its Danish, Finnish, Czech, British and Latin American operations also showed rising earnings. Skanska USA Building (American building construction) and Skanska USA Civil (American civil construction) reported a combined decrease of SEK 96 M in operating income before goodwill, and margins were also lower than in the comparative period of 2003. The effects of the severe winter in the New York area necessitated adjustments in expected project results during the first quarter. The adjustments will result in a lower margin during the remainder of the project period. Operating income of the business stream amounted to SEK 647 M (562). Currency rate effects increased operating income by SEK 17 M. During the third quarter, operating margin amounted to 2.2 (1.9) percent.

During the third quarter, a number of businesses were divested, as described on page 9. These businesses are reported separately and are not included in this business stream's tables.

January–September

Net sales fell by 6 percent to SEK 80,334 M (85,452). Negative currency rate effects lowered net sales by 4 percent.

Operating income before goodwill amortization rose by 15 percent, amounting to SEK 1,541 M (1,345). Operating income rose by 18 percent to SEK 1,259 M (1,064). Currency rate effects had a negative impact of SEK 24 M on operating income.

Residential Project Development

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	1,422	1,362	4,368	4,280	6,233	6,145
Gross income	**216**	**166**	**624**	**424**	**853**	**653**
Selling and administrative expenses[1]	-79	-89	-240	-264	-327	-351
Share of income in associated companies	0	0	0	0	-5	-5
Earnings before interest, taxes and amortization (EBITA)	**137**	**77**	**384**	**160**	**521**	**297**
Goodwill amortization and writedowns	-1	-1	-4	-6	-5	-7
Operating income	**136**	**76**	**380**	**154**	**516**	**290**
Capital employed	**2,450**	**3,302**	**2,450**	**3,302**	**2,450**	**2,931**
Depreciation, fixed assets	**0**	**-6**	**-1**	**-8**	**-4**	**-11**
Investments	-814	-681	-2,487	-2,570	-3,579	-3,662
Divestments	1,066	919	2,994	2,920	4,469	4,395
Net investments	**252**	**238**	**507**	**350**	**890**	**733**
Cash flow from operations before investments and changes in working capital	30	-124	-45	-257	-15	-227
Changes in working capital	111	218	-181	514	-274	421
Net investments in operations	252	235	507	350	889	732
Cash flow adjustment, net investments	11	-13	-15	-115	149	49
Operating cash flow from business operations[2]	404	316	266	492	749	975
Strategic net investments	0	2	0	0	0	0
Cash flow	**404**	**318**	**266**	**492**	**749**	**975**
Operating margin, %	9.6	5.6	8.7	3.6	8.3	4.7
Return on capital employed (RoCE), %					18.8	8.3
Employees			800	925	800	824

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

July–September

Further information by business/reporting unit can be found on page 20.

Net sales rose by 4 percent to SEK 1,422 M (1,362). Operating income before goodwill rose to SEK 137 M (77). Skanska's operations in Sweden, Norway and Finland all improved their operating incomes, and so did Polish operations. In Poland, Skanska is mainly selling previously completed residential units, and virtually no new project development is underway. Czech operations maintained good earnings despite lower business volume than during the comparative period of 2003.

January–September

Net sales fell by 2 percent, amounting to SEK 4,368 M (4,280). Operating income climbed sharply to SEK 380 M (154). Demand for residential units in the medium and lower price segment remains good in Skanska's main markets.

At the end of September there were 7,227 (6,594) residential units under construction. Of these, 70 (70) percent had been sold. The number of completed unsold residential units totaled 285 (466). Since year-end 2003, construction has started on about 3,900 (2,900) units. During the first nine months of 2004, the number of residential units sold was about 3,600 (3,200).

The book value of current-asset properties in Residential Project Development totaled SEK 3.2 billion (3.7). A breakdown of book value can be seen in the table on page 20. The book value of undeveloped land and development properties totaled SEK 1.9 billion. This is equivalent to building rights for about 18,000 residential units. There are more than 2,000 additional building rights in associated companies.

Commercial Project Development

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	2,238	885	4,784	6,103	7,542	8,861
Gross income	**741**	**360**	**1,714**	**2,491**	**2,532**	**3,309**
Selling and administrative expenses[1]	-46	-56	-159	-178	-225	-244
Share of income in associated companies	-37	-3	-41	-2	-43	-4
Earnings before interest, taxes and amortization (EBITA)	**658**	**301**	**1,514**	**2,311**	**2,264**	**3,061**
Goodwill amortization and writedowns	0	0	0	0	0	0
Operating income	**658**	**301**	**1,514**	**2,311**	**2,264**	**3,061**
of which gain on sale of properties[2]	589	172	1,258	1,754	1,900	2,396
of which operating net, completed properties	133	182	409	609	550	750
of which writedowns/reversal of writedowns	0	0	0	0	0	0
Capital employed	**8,719**	**10,898**	**8,719**	**10,898**	**8,719**	**9,459**
Investments	-433	-221	-1,060	-1,044	-1,415	-1,399
Divestments	2,016	609	4,102	5,074	6,600	7,572
Net investments	**1,583**	**388**	**3,042**	**4,030**	**5,185**	**6,173**
Cash flow from operations before investments and changes in working capital	106	133	297	559	409	671
Changes in working capital	-17	89	-36	158	19	213
Net investments in operations	1,583	389	3,041	4,031	5,183	6,173
Cash flow adjustment, net investments	-256	-94	-101	174	-222	53
Operating cash flow from business operations before taxes[3]	1,416	517	3,201	4,922	5,389	7,110
Strategic investments	0	0	1	0	1	0
Cash flow	**1,416**	**517**	**3,202**	**4,922**	**5,390**	**7,110**
Return on capital employed (RoCE), %					23.9	24.8
Employees			138	148	138	149
1 Excluding goodwill amortization and writedowns						
2 Additional gain included in eliminations was	28	0	72	3	72	3
3 Before taxes, financing operations and dividends						

July–September

See page 20 for more information.

Net sales rose to SEK 2,238 M (885) as a consequence of higher divestments of completed commercial projects. For the same reason, operating income increased to SEK 658 M (301). Higher capital gains were offset to some extent by the fact that rental revenues decline as the property portfolio is reduced. Included in operating income is a writedown of the 30 percent share in the Westin Hotel in Warsaw, amounting to SEK 61 M. This is reported under the item "Share of income in associated companies."

During the period, Skanska sold projects and other properties with a combined sales price of SEK 2,016 M (609) and a capital gain of 617 M (172).

January–September

Net sales fell to SEK 4,784 M (6 103). The comparative period of 2003 included the divestment of the CityCronan property in Stockholm at a purchase price of SEK 2.3 billion. Operating income amounted to SEK 1,514 M (2 311). Included in operating income is a writedown in the third quarter of the 30 percent share in the Westin Hotel in Warsaw, amounting to SEK 61 M. In the comparative period, the gain from the sale of CityCronan amounted to SEK 1.1 billion.

Commercial Project Development has eight projects underway, six of them in Sweden. Ongoing projects represent leasable space of about 104,000 sq. m (1.12 million sq. ft.) and are 52 percent pre-leased, measured in rent. If ongoing projects sold during construction are also included, the pre-leasing rate was 73 percent, measured in rent. At the end of the period, the book value of ongoing projects totaled SEK 0.4 billion (Dec. 2003: 0.4). Their book value upon completion is expected to total SEK 1.1 billion, with an estimated market value of SEK 1.4 billion. The degree of completion in ongoing projects is about 38 percent.

The book value of Skanska's portfolio of completed projects amounted to SEK 4.6 billion (Dec. 2003: 6.2), with an estimated market value, based on an appraisal dated December 2003, of about SEK 7.0 billion (Dec. 2003: 9.4). The occupancy rate, measured in rent, amounted to 80 percent.

The book value of Skanska's undeveloped land and development properties ("land bank") totaled about SEK 2.6 billion (Dec. 2003: 2.6). As of today (October 29), no property divestments have been carried out during the fourth quarter.

BOT

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	9	19	23	72	38	87
Gross income	**2**	**13**	**-4**	**15**	**13**	**32**
Selling and administrative expenses[1]	-20	-12	-53	-37	-73	-57
Share of income in associated companies	23	15	52	47	57	52
Earnings before interest, taxes and amortization (EBITA)	**5**	**16**	**-5**	**25**	**-3**	**27**
Goodwill amortization and writedowns	0	-6	0	-9	9	0
Operating income	**5**	**10**	**-5**	**16**	**6**	**27**
of which gain on sale of projects	0	0	0	0	0	0
Capital employed	**1,392**	**1,289**	**1,392**	**1,289**	**1,392**	**1,243**
Depreciation, fixed assets	**0**	**0**	**0**	**0**	**0**	**0**
Investments	-27	6	-53	-20	-148	-115
Divestments	0	0	7	1	7	1
Net investments	**-27**	**6**	**-46**	**-19**	**-141**	**-114**
Cash flow from operations before investments and changes in working capital	-17	0	-56	-21	-54	-19
Changes in working capital	12	-18	-14	-20	-33	-39
Net investments in operations	-27	6	-47	-19	-142	-114
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations[2]	-32	-12	-117	-60	-229	-172
Strategic investments	0	0	0	0	0	0
Cash flow	**-32**	**-12**	**-117**	**-60**	**-229**	**-172**
Return on capital employed (RoCE), %					1.6	3.8
Employees			39	31	39	32

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

July–September

Net sales of Skanska BOT amounted to SEK 9 M (19). Share of income from associated companies increased, mainly from the Breitener power plant in Brazil and the Nelostie highway in Finland. Operating income totaled SEK 5 M (10). An expanded organization and a change in accounting principle regarding tendering costs explain the downturn.

During the quarter, Skanska was selected to be responsible for the A1 highway project south of Gdansk, Poland. In September, the Polish Ministry of Infrastructure and the Skanska-led consortium Gdansk Transport Company (GTC) signed a concession agreement. The construction contract, which is expected to be worth about SEK 4.5 billion, and the financing agreement are expected to be signed in early 2005. Skanska's investment will be less than EUR 20 M.

A consortium of Skanska and the British-based investment fund Innisfree was also selected as preferred bidder for implementation of the privately financed King's Mill Hospital and Mansfield Community Hospital project in Nottinghamshire, U.K. Skanska BOT and Innisfree will each own 50 percent of the project company and be responsible for arranging financing and contracting suppliers. The construction assignment, which will be conducted by Skanska, is expected to be valued at about SEK 3.6 billion. Skanska BOT's investment amounts to about SEK 224 M.

January–September

Net sales totaled SEK 23 M (72) and operating income was SEK -5 M (16).

Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is a co-owner of twelve projects, of which four are completed and in operation. During the second quarter of 2004, Skanska in consortium with the British-based Mill Group signed a contract and financing agreement for two school projects in Bexley, southeast London. Skanska BOT holds a 50 percent interest in the consortium and Skanska BOT's investment will amount to about SEK 28 M. During December 2003, Skanska in consortium with Innisfree was selected to expand St. Bartholomew's Hospital (Barts) and the Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to occur in the first half of 2005. Skanska's investment amounts to about SEK 350 M.

At the end of the report period, the book value of shares, participations and subordinated receivables totaled about SEK 1.3 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 1.0 billion.

Discontinued operations

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	305	1,329	3,278	3,916	4,754	5,392
Construction, manufacturing and property management expenses	646	-1,164	-2,005	-3,409	-3,304	-4,708
of which gain on sale of operations	*1,088*	*0*	*1,088*	*0*	*1,102*	*14*
Gross income	**951**	**165**	**1,273**	**507**	**1,450**	**684**
Selling and administrative expenses[1]	-119	-106	-384	-369	-639	-624
Income from joint ventures and associated companies	-35	9	-28	15	-9	34
of which gain on sale of operations	*-35*	*0*	*-35*	*0*	*-35*	*0*
Operating income	**797**	**68**	**861**	**153**	**802**	**94**
Interest income	2	8	5	18	2	15
Interest expenses	-2	-15	-9	-40	-10	-41
Net interest expenses	0	-7	-4	-22	-8	-26
Other financial items	-15	0	-15	6	-18	3
Net financial items	-15	-7	-19	-16	-26	-23
Income after financial items	**782**	**61**	**842**	**137**	**776**	**71**
Taxes	-35	-20	-66	-27	-86	-47
Minority interests	2	-1	-1	-5	-2	-6
Net profit	**749**	**40**	**775**	**105**	**688**	**18**
1 Of which goodwill amortization and writedowns	**-102**	**-13**	**-141**	**-35**	**-240**	**-134**

Cash flow from operations before investments and changes in working capital	-151	105	4	421	-133	284
Changes in working capital	-38	44	109	-220	-8	-337
Net investments in operations	6	-44	-51	-14	-61	-24
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations[2]	-183	105	62	187	-202	-77
Strategic net investments	660	-25	554	-57	574	-37
Cash flow	**477**	**80**	**616**	**130**	**372**	**-114**

2 Before taxes, financing operations and dividends

Construction, by business/reporting unit

	Net sales						Operating income					
SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	5,394	5,767	15,549	16,875	22,354	23,680	170	130	425	320	600	495
Norway	2,211	1,880	6,161	6,168	8,216	8,223	34	51	88	62	51	25
Denmark	837	822	2,450	2,451	3,429	3,430	23	-4	43	-53	59	-37
Finland	1,959	2,126	5,455	5,567	7,767	7,879	86	69	112	88	236	212
Poland	1,446	1,068	2,603	2,557	3,592	3,546	43	56	36	44	82	90
Czech Republic	2,350	2,429	5,459	5,734	7,379	7,654	101	91	252	262	330	340
UK	2,663	3,104	8,813	8,984	11,835	12,006	41	39	178	77	170	69
USA Building	7,575	7,767	21,058	22,658	28,640	30,240	50	91	-26	-98	83	11
USA Civil	3,334	4,155	9,569	11,259	13,531	15,221	68	117	137	462	197	522
Latin America	662	603	1,816	1,599	2,359	2,142	34	30	90	91	118	119
International [1]	456	566	1,401	1,600	2,034	2,233	-3	-108	-76	-191	-136	-251
Total	**28,887**	**30,287**	**80,334**	**85,452**	**111,136**	**116,254**	**647**	**562**	**1,259**	**1,064**	**1,790**	**1,595**

1 International includes operations in Russia as well as International Projects.

	EBITA[2]						EBITA, %[2]					
SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	176	130	433	333	644	544	3.3	2.3	2.8	2.0	2.9	2.3
Norway	69	93	173	163	193	183	3.1	4.9	2.8	2.6	2.3	2.2
Denmark	23	-2	43	-49	61	-31	2.7	-0.2	1.8	-2.0	1.8	-0.9
Finland	105	91	162	157	307	302	5.4	4.3	3.0	2.8	4.0	3.8
Poland	44	60	41	52	89	100	3.0	5.6	1.6	2.0	2.5	2.8
Czech Republic	105	57	266	219	351	304	4.5	2.3	4.9	3.8	4.8	4.0
UK	65	62	251	149	265	163	2.4	2.0	2.8	1.7	2.2	1.4
USA Building	61	105	8	-58	130	64	0.8	1.4	0.0	-0.3	0.5	0.2
USA Civil	69	121	147	477	211	541	2.1	2.9	1.5	4.2	1.6	3.6
Latin America	34	30	90	91	118	119	5.1	5.0	5.0	5.7	5.0	5.6
International	-1	-107	-73	-189	-134	-250	-0.2	-18.9	-5.2	-11.8	-6.6	-11.2
Total	**750**	**640**	**1,541**	**1,345**	**2,235**	**2,039**	**2.6**	**2.1**	**1.9**	**1.6**	**2.0**	**1.8**

2 Earnings before interest, taxes and amortization

	Capital employed, closing balance			Return on capital employed [3]					
SEK M	Sep 30 2004	Sep 30 2003	Dec 31 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	248	1,455	1,027					86.7	36.6
Norway	819	1,950	1,777					5.5	2.8
Denmark	7	-238	56					>100	69.6
Finland	645	959	765					32.9	23.5
Poland	414	663	421					15.8	13.0
Czech Republic	1,879	1,879	1,508					20.6	20.2
UK	487	874	368					37.1	14.0
USA Building	351	480	404					23.0	4.3
USA Civil	1,737	1,574	1,663					12.1	31.0
Latin America	414	461	375					23.0	27.8
International	360	343	493					-37.6	-69.2
Eliminations	-47	-60	-249						
Total	**7,314**	**10,340**	**8,608**					**23.1**	**16.3**

3) Rolling 12 months

	Order backlog			Order bookings					
SEK M	Sep 30 2004	Sep 30 2003	Dec 31 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	16,948	15,090	13,797	5,002	6,316	18,494	17,430	23,758	22,694
Norway	6,621	5,288	5,690	2,194	1,954	7,025	6,648	9,542	9,165
Denmark	2,088	2,151	1,999	797	843	2,504	2,914	3,198	3,608
Finland	5,446	4,995	5,403	2,086	1,741	5,690	6,306	8,360	8,976
Poland	3,164	2,848	2,730	1,178	1,113	2,874	2,297	3,721	3,144
Czech Republic	12,040	5,943	7,426	2,896	565	9,836	5,328	13,324	8,816
UK	13,449	15,822	13,684	1,358	6,635	8,209	10,149	8,936	10,876
USA Building	43,182	45,170	38,055	9,046	11,006	25,773	30,051	27,900	32,178
USA Civil	12,807	20,590	17,405	1,888	3,203	4,663	10,947	6,283	12,567
Latin America	2,356	2,420	2,087	394	332	2,087	2,173	2,315	2,401
International	1,685	2,555	2,132	21	463	1,076	1,163	1,338	1,425
Total	**119,786**	**122,872**	**110,408**	**26,860**	**34,171**	**88,231**	**95,406**	**108,675**	**115,850**

Residential Project Development, by business/reporting unit

	Net sales						Operating income					
SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	497	453	1,606	1,749	2,272	2,415	45	14	100	-16	131	15
Norway	287	224	901	690	1,235	1,024	26	24	95	61	117	83
Denmark	0	69	0	202	111	313	0	15	0	34	27	61
Finland	367	309	1,152	871	1,722	1,441	45	7	101	39	127	65
Poland	25	34	84	93	150	159	4	0	11	-16	2	-25
Czech Republic	160	221	420	496	441	517	21	25	74	52	101	79
International	86	52	205	179	302	276	-5	-9	-1	0	11	12
Other	-	0	-	0	0	0	-	0	-	0	0	0
Total	**1,422**	**1,362**	**4,368**	**4,280**	**6,233**	**6,145**	**136**	**76**	**380**	**154**	**516**	**290**

	Capital employed, closing balance			Return on capital employed[1]					
SEK M	Sep 30 2004	Sep 30 2003	Dec 31 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	692	1,015	735					18.0	1.5
Norway	761	881	823					14.5	8.9
Denmark	0	278	313					24.1	17.0
Finland	537	739	719					19.2	8.9
Poland	122	198	158					1.0	-12.2
Czech Republic	238	149	130					51.4	64.5
International	100	42	53					12.3	19.8
Other	-	0	0					-	0.0
Total	**2,450**	**3,302**	**2,931**					**18.8**	**8.3**

1 Rolling 12 months

Breakdown of book value, current asset properties, September 30, 2004

SEK M	Residential Project Development	Commercial Project Development	Other Commercial Properties	Total
Completed projects	703	4,600	338	5,641
Ongoing projects	572	408	173	1,153
Land bank	1,885	2,572	851	5,308
Total	**3,160**	**7,580**	**1,362**	**12,102**

Project development – performance analysis before selling and administrative expenses

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
SALE PRICE						
Commercial Project Development	2,016	609	4,098	5,074	6,596	7,572
Other commercial properties	88	247	235	313	725	803
Residential Project Development	1,034	921	2,958	3,104	4,435	4,581
Total	**3,138**	**1,777**	**7,291**	**8,491**	**11,756**	**12,956**
BOOK VALUE						
Commercial Project Development	1,399	437	2,768	3,317	4,624	5,173
Other commercial properties	91	219	203	282	652	731
Residential Project Development	914	736	2,516	2,687	3,839	4,010
Total	**2,404**	**1,392**	**5,487**	**6,286**	**9,115**	**9,914**
GROSS INCOME						
Commercial Project Development	617	172	1,330	1,757	1,972	2,399
Other commercial properties	-3	28	32	31	73	72
Residential Project Development	120	185	442	417	596	571
Total	**734**	**385**	**1,804**	**2,205**	**2,641**	**3,042**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2003	Occupancy rate, %
Completed properties	4,600	4,603	7,010	80
Ongoing projects	408	1,083	1,359	52
Subtotal	**5,008**	**5,686**	**8,369**	
Land bank	2,572	2,569		
TOTAL	**7,580**	**8,255**		

SKANSKA

Press Release

November 1, 2004

Skanska sells Ektorp Centrum in Nacka with a gain of SEK 63 M

Skanska Project Development Sweden is selling the Sicklaön 354:1 and 354:2 properties in Nacka for SEK 30 M and SEK 70 M respectively. The buyer is Arvid Svensson Invest in cooperation with Altira in a jointly owned company Celeritas Fastigheter AB. The capital gain amounts to SEK 63 M and is being reported in the fourth quarter of 2004. The buyer will take possession of the properties in November 2004 at which time payment will be made.

The properties house Ektorp Centrum, a mixed-use, open-air shopping center covering 18,500 square meters of shops and offices that has been developed by Skanska since the end of the 1970s.

Skanska Project Development Sweden focuses primarily on the initiation, development, management and sale of commercial property projects (offices, logistics and volume retail centers). The main emphasis is on Stockholm, Gothenburg and the Öresund region.

For further information please contact:

Håkan Danielsson, President, Skanska Fastigheter Stockholm AB, tel +46 8 504 350 70
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 39
Carl Mörk, Altira AB, tel +46 73 500 84 74



Press Release

November 3, 2004

Skanska makes bolt-on acquisition in Slovakia

Skanska is acquiring the Slovakian installation company Klimavex. The sellers are two private persons. The company will be consolidated in the Czech business unit Skanska CZ as of the first quarter of 2005.

Klimavex has a total of 160 employees. In 2003, the company reported sales of about SEK 100 M (SKK 447 M) and operating profit of SEK 10.3 M (SKK 45.8 M).

Through the bolt-on acquisition, Skanska expands its platform on the growing construction market in Slovakia, where Skanska last year acquired Banske Stavby, a tunnel specialist.

In addition to technical expertise in the installation sector, Klimavex also contributes a strong customer base within the construction sector. The growth and synergy potentials are considered to be high in the Czech Republic as well as Slovakia.

The Klimavex management will continue to lead the company, which will operate as a unit within Skanska CZ.

Klimavex specializes in the development, engineering and installation of ventilation systems. Customers include US Steel, Slovak Telecom, Siemens, Sony and Neusiedler SCP. The company was founded in 1989 as the first private company in the former Czechoslovakia. Headquartered in Kosice, with branches in Trencin and Bratislava, Slovakia, the company is ISO 9002 certified.

Skanska CZ, which is the largest construction company in the Czech Republic, had annual sales in 2003 of SEK 7.6 billion. Operations include building construction and civil engineering projects.

For further information please contact:

Ondrej Such, Press Officer, Skanska CZ,
tel. +420 267 095 444
Anna Wenner, Press Officer, Skanska AB, +46 8 753 88
39

SKANSKA

Press Release

November 12, 2004

Skanska to build highway in Czech Republic worth SEK 1.9 billion - Skanska's share is 845 million

Skanska has secured an order for the construction of a highway in the Czech Republic. The value of the basic order amounts to approximately SEK 1.9 billion (CZK 6.9 billion), of which Skanska's 43-percent participation corresponds to SEK 845 million (CZK 3 billion).

The value of this contract will be included in order bookings for the fourth quarter of 2004. The customer is Reditelství silnic a dálnic CR, the Czech Republic's National Road Administration.

The assignment involves construction of an 16-kilometer section of the D47 highway between Lipnik and Belotin, in the eastern part of the Czech Republic. The project includes 25 bridges, three elevated highways, three viaducts as well as a number of approach roads and local roads. In addition, the project comprises landscaping work, including replanting of trees, sedimentation plants for rainwater and all installations.

The construction period is estimated at five years, with start in December this year and completion scheduled for December 2009. However, the highway will be open for traffic in 2008.

The project is being managed by Skanska, which owns 43 percent of the consortium that also includes Strabag (32 percent) and Dalnicni stavby Praha a.s. (25 percent).

Skanska CZ, which is the Czech Republic's largest construction company, has 6,400 employees and had total sales of slightly more than SEK 7.6 billion in 2003. Earlier this year, the company was awarded a contract for the same highway, D47, valued at SEK 690 M. Among the company's other major projects in progress include expansions of the metro system and the international airport in Prague.

For further information please contact:

Ondrej Such, Press Officer, Skanska CZ,
tel +420 267 095 444
Anna Wenner, Press Officer, Skanska AB,
tel 08-753 88 39



Pressrelease

2004-11-19

Skanska signs syndicated loan facility totaling EUR 600 M

Skanska has signed a syndicated loan facility totaling EUR 600 M, corresponding to about SEK 5.4 billion. The agreement is for a period of five years, with an option for extension.

The loan facility is being signed by Skanska Financial Services AB, with Skanska AB as guarantor. The loan is primarily a strategic back-up facility. The loan can be utilized in a number of currencies, including EUR, USD and GBP.

The lenders are 12 international commercial banks.

For further information please contact:

Anders Årling, President, Skanska Financial Services AB, tel +46 8 504 368 78
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01

SKANSKA

Press Release

November 24, 2004

Skanska awarded hospital renovation contract in Michigan worth SEK 460 M

Skanska has received a contract for management, design and building services for the renovation of William Beaumont Hospital in Royal Oak, Michigan. The contract value is approximately SEK 460 M (USD 66.8 M) and will be included in order bookings for the fourth quarter of 2004. The customer is William Beaumont Hospital.

Skanska USA Building's contract is for construction management services for the entire project, including the design and build assignments. The project comprises comprehensive renovation of the hospital's main building, Central Tower, and four of the hospital's wings. In total, the contract is for 20,000 square meters (216,000 sq f) of floor space. The assignment includes renovation of both the buildings and the mechanical and electrical installations.

Pre-construction has begun and construction is expected to start in early 2005. The project will be conducted in six phases and is scheduled for completion around mid-year 2009. The hospital will remain in operation throughout the project.

For further information please contact:

Tom Crane, Senior Vice President, Corporate Communications, Skanska USA Building, tel +1 973 285 8004
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 39

SKANSKA

Press Release

December 1, 2004

Skanska to reconstruct Amtrak facility in Manhattan for SEK 850 M

Skanska has been contracted to renovate the ventilation and safety facilities at East River Tunnels in New York. The contract amounts to SEK 850 M (USD 127 M) and is included in order bookings for the fourth quarter of 2004. The customer is Amtrak, also known as the National Passenger Railroad Corporation.

Work begins in January 2005 and is scheduled for completion within 48 months.

The project is part of Amtrak's program to improve safety of tracks and tunnels. The ventilation system will be replaced and new airshafts added to ensure air supply and smoke ventilation. The project will also improve access to and from the tunnels for emergency personnel. The project covers work from the surface to a depth of 30 meters.

Skanska USA Civil's unit, Slattery Skanska, has total responsibility for construction as well as procurement and installation of all equipment.

The tunnels accommodate Long Island Rail Road trains and will remain in full operation with only brief outages during the entire construction period.

Skanska USA Civil's operations focus on transportation infrastructure and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 5,000 employees. In 2003, Skanska USA Civil's sales amounted to SEK 15 billion.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +7 718 746 2785
Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 38

SKANSKA

Press Release

December 2, 2004

Skanska strengthens focus on coordinated purchasing by forming new Group staff unit

Skanska is forming a new central unit to coordinate the Group's purchasing activities. The Group Staff Purchasing unit's aim is to better capitalize on the economies of scale and synergy potentials provided by Skanska's large purchasing volumes. Purchased goods and services comprise about two thirds of the Group's sales.

"There is great potential in coordinating purchasing activities. The ambition with the new central purchasing unit is to stimulate increased regional and global coordination within the Group," says Petter Eiken, new Executive Vice President, Skanska AB, from January 1, 2005.

"To date, our customers and many of the Group's business units have benefited from the various purchasing contracts initiated by Skanska Sweden. Now we will further develop this through improved utilization of purchasing channels from our other home markets."

The new staff function will support all Skanska's business units which will continue to have the main responsibility for purchasing.

The Group Staff Purchasing unit is being formed as of January 1, 2005 and will be headed by Bert-Ove Johansson, who consequently is leaving his position as President of Skanska BOT. He will report to Petter Eiken, who will have responsibility for purchasing within the company's Senior Executive Team.

"Bert-Ove Johansson has years of experience of Skanska's various operations. In his work with BOT he has demonstrated his ability to stimulate coordination among various units," says Petter Eiken.

Simon Hipperson has been appointed new the President of Skanska BOT. See separate press release.

For further information please contact:

Peter Gimbe, Senior Vice President Communications,
Skanska AB, tel +46 8 753 88 38

SKANSKA

Press Release

December 2, 2004

New head of Skanska BOT

Simon Hipperson has been appointed the new President of Skanska BOT. He succeeds Bert-Ove Johansson, who will assume responsibility for the Group's new Staff Purchasing unit.

Skanska BOT is Skanska's unit for investments in privately financed infrastructure and Public Private Partnership.

Simon Hipperson has many years of experience from various roles in the UK's Private Finance Initiative (PFI) program, the UK program for the private financing of public infrastructure. Most recently, he was Executive Vice President at Skanska UK where he was responsible for construction operations within PFI.

"We have been very successful and Skanska is the leader in the UK's PFI sector. Our ambition is to further develop the Group's BOT operations in all our home markets," says Thomas Alm, Executive Vice President, Skanska AB. "Simon Hipperson's experience within the British operations will be highly valuable in this effort."

Simon Hipperson will assume his new position as President of Skanska BOT on January 1, 2005. He will be based in Stockholm.

For further information please contact:

Peter Gimbe, Senior Vice President Communications, Skanska AB, tel +46 8 753 88 38

SKANSKA

Press release

December 8, 2004

Skanska will take a SEK 410 million (USD 56 million) charge in Skanska USA Building in the fourth quarter

Skanska's periodic project review process has identified a need for a write-down of SEK 345 million (USD 47 million) on a project for a government agency, which is in the early stages of construction. A review of other lump-sum bid projects shows a need for further write-downs of USD 9 million.

In total the write-downs amount to SEK 410 million (USD 56 million) and will be charged to operating income in Skanska USA Building in the fourth quarter. Net profit will be negatively impacted by approximately SEK 245 million (USD 33 million) corresponding to SEK 0.6 per share.

"This confirms our earlier decision to cease bidding for lump-sum projects in Skanska USA Building. Margins are too low for taking such risks. New business in Skanska USA Building will be generated through negotiated contracts where we have traditionally enjoyed better returns," says Stuart Graham, President and CEO of Skanska.

The restructuring plan of Skanska USA Building launched in May of this year is not affected.

"We continue to believe in the US market. This business along with Skanska USA Civil, has produced good results for Skanska over the years and we expect the same to be the case in the future", says Stuart Graham.

On Wednesday December 8 at 11:00 CET (10:00 GMT), Stuart Graham, President and CEO of Skanska, and Hans Biörck, CFO, will host a telephone conference regarding the write-downs. To participate in the conference, please dial +44 20 7162 0191 no later than five minutes prior to the start of the conference.

If you are unable to participate, there will be a replay facility available for five days immediately following the

teleconference.
The number to dial is +44 20 7031 4064, access code: 636368.

For further information, please contact:

Hans Biörck, CFO, Skanska AB, tel +46 8 753 88 00
Anders Lilja, SVP, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, SVP, Communications, Skanska AB, tel +46 8 753 88 38

SKANSKA

Press Release

December 10, 2004

Skanska secures orders for telecommunications work in the UK valued at about SEK 1.3 billion, GBP 100 M

Skanska has secured two contracts for telecommunications work in the UK. The total value of the two contracts is about SEK 1.3 billion (GBP 100 M) and is included in order bookings for the fourth quarter of 2004.

The largest assignment, valued at about SEK 1,680 M (GBP 130 M), is for the build-out and upgrading of BT's (British Telecommunications plc) telecom network. Skanska's share amounts to SEK 840 M (GBP 65 M). The project is being carried out in a 50/50 partnership with Fujitsu Telecommunications Europe.

The second contract amounts to about SEK 450 M (GBP 35 M) and covers upgrading and service of BT's overhead telecom network in Scotland. This is a renewal of a contract with Fujitsu Telecommunications Europe, which is one of BT's contracted suppliers. This four-year contract is expected to generate assignments valued at about SEK 115 M, or GBP 8.8 M, annually.

"This is a further significant step in our aim to become one of the leading construction service partners for the UK telecommunications and utility sector," says Mike Putnam, Executive Vice President Skanska UK.

In June, Skanska and BT signed a four-year service and extension contract valued at about SEK 2.6 billion (GBP 200 M). The contract pertains to BT's external wire network for telecom and data traffic in the Yorkshire & Humber and Thames Valley regions. This contract is expected to generate assignments valued at SEK 650 M (GBP 50 M) annually.

Skanska UK is one of the leading construction companies in the UK. The company has about 3,500 employees and posted sales in 2003 of slightly more than SEK 12 billion.

For further information please contact:

Tanya Barnes, Communication Manager, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, SVP Communications, Skanska AB,
tel +46 8 753 88 38

SKANSKA

Press Release

December 15, 2004

Skanska to construct bridge in Virginia - contract valued at SEK 600 M (USD 89 M)

Skanska has been awarded a bridge construction project in West Point, Virginia. The contract is valued at about SEK 600 M (USD 89 M). The contract amount is included in order bookings for the fourth quarter of 2004. The customer is the Virginia Department of Transportation (VDOT).

The assignment is for a new bascule bridge spanning the Pamunkey River in West Point, Virginia. The new bridge replaces a 50-year-old bridge on the Route 33 highway. The existing bridge is only two lanes, while the new bridge will be four lanes plus a separate outside shoulder for bicycle traffic.

The bridge will be 1.7 kilometers (5,600 feet) in length. The vertical clearance to the marine channel will be increased from 10 to 17 meters (35 to 55 feet) to facilitate tugboat and barge traffic on the river. This will require that new land connections must be constructed to accommodate the higher elevation.

The old bridge has been a bottleneck on the heavily trafficked Route 33, due to being too narrow and as a result of the problems associated with frequent openings. The project is one of two within the VDOT's West Point Bridge Replacement program.

Work begins immediately and the bridge is scheduled to be completed in November 2007.

The project is carried out by Skanska USA Civil's unit Tidewater Skanska. Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 5,000 employees. Skanska USA Civil's sales amounted to SEK 15 billion in 2003.

For further information please contact:

Edward H. Keeter, Vice President Administration,
Tidewater Skanska, tel +1 757 749 5708
Anna Wenner, Press Officer, Skanska AB,
tel +46 8 753 88 39



Press Release

December 20, 2004

Inter IKEA Investments requests reclassification of A shares to B shares

Inter IKEA Investments has submitted a request to Skanska to reclassify 2,000,000 Skanska A shares to the comparable number of B shares. As a result of the reclassification, Inter IKEA Investments' share of voting rights declines from 8.2% to 5.7%.

After reclassification, the number of A shares in Skanska will amount to 26,532,610, while the number of B shares in the company will total 392,020,462.

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 38

SKANSKA

Press release

December 22, 2004

Skanska signs contract for sale of Myresjöhus

Skanska and Industri Kapital have signed a binding agreement covering the sale of Myresjöhus. The sale is conditional upon the approval of the appropriate authorities.

The purchase price amounts to slightly more than SEK 500 M. The transaction will generate a positive result of about SEK 200 M. This will be included in Skanska's earnings for the fourth quarter of 2004. Cash flow from the sale will be reported in the first quarter of 2005 and Myresjöhus was deconsolidated as of October 1, 2004.

The sale of Myresjöhus is part of the effort to more clearly focus the Skanska Sweden business unit on its core business - infrastructure, building construction and residential construction.

The result from the sale of Myresjöhus will be reported under the "Divested operations" heading in Skanska's financial reporting.

Myresjöhus, which designs and constructs single-family homes, has been part of Skanska Sweden and posted sales in 2003 of about SEK 950 M. The company has some 400 employees.

Industri Kapital is a European private equity firm with Nordic roots, managing close to EUR 4 billion in fund commitments from Nordic, European and international institutional investors.

For further information, please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel: +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel: +46 8 753 88 38 or +46 70 543 88 38

Samir Kamal, Partner, Industri Kapital, tel: +46 8 678 95 28
or +46 70 378 95 28

SHAREHOLDER INFORMATION

Year-end Report, January–December 2004

SKANSKA

Year-end Report
January–December 2004

Group highlights

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
■ Net sales	30,616	35,605	121,263	132,879
of which net sales from divestments of properties in Commercial Project Development	547	2,498	4,645	7,572
■ Operating income	101	1,278	3,853	4,532
of which gain on divestments of properties in Commercial Project Development	185	642	1,515	2,399
of which income from discontinued operations	–179	-60	768	169
■ Income after financial items	144	1,189	3,819	4,072
■ Net income	87	760	2,648	2,761
■ Net profit per share for the period	0.21	1.82	6.33	6.60
■ Capital employed	21,105	24,460	21,105	24,460
■ Net cash (+)/Net debt (-)	7,499	150	7,499	150
■ Shareholders' equity	16,066	14,169	16,066	14,169
■ Return on capital employed, %			17.9	17.1
■ Return on shareholders' equity, %			17.5	19.5
■ Operating cash flow before change in interest-bearing receivables and liabilities	2,758	4,679	6,866	9,955
■ Change in interest-bearing net cash (+)/net debt (-)	3,362	4,262	7,349	9,526
■ Order bookings, SEK bn [1]	29.2	19.9	116.0	113.8
■ Order backlog, SEK bn [1]	113.5	109.3	113.5	109.3

1 Refers to Construction

Fourth quarter of 2004 compared to fourth quarter of 2003

- Net sales of the Skanska Group amounted to SEK 30,616 M (35,605), a decline of 14 percent. Adjusted for currency rate effects, net sales declined by 3 percent.
- Operating income amounted to SEK 101 M (1,278). The European operations showed good results. These are however overshadowed by project writedowns in the United States and the United Kingdom totaling SEK 1,095 M.
- Income after financial items amounted to SEK 144 M (1,189).
- Net profit amounted to SEK 87 M (760) and net profit per share in the fourth quarter amounted to SEK 0.21 (1.82).

January–December 2004 compared to January–December 2003

- Net sales of the Skanska Group amounted to SEK 121,263 M (132,879), a decline of 9 percent. Adjusted for currency rate effects, net sales declined by 4 percent.
- Operating income amounted to SEK 3,853 M (4,532).
- Gain from divestments of properties in Commercial Project Development amounted to SEK 1,515 M (2,399).
- Operating income from discontinuing operations amounted to SEK 768 M (169).
- Income after financial items amounted to SEK 3,819 M (4,072).
- Net profit amounted to SEK 2,648 M (2,761) and net profit per share for the full year 2004 amounted to SEK 6.33 (6.60).
- Order bookings exceeded net sales in Construction by SEK 8 bn.
- Capital employed shrank to SEK 21.1 billion (24.5).
- Construction investments in several of Skanska's markets are continuing to show signs of recovery.
- The Board of Directors proposes a dividend of SEK 4.00 (3.00) per share for the 2004 financial year.



Omslag: Prague's international airport Ruzyne is growing. Skanska's project is one of the largest public contracts in the Czech Republic in recent years.

Comments from Skanska's President and CEO Stuart Graham:

- Skanska's core business performed favorably during the fourth quarter of 2004, with improved earnings and higher margins in a number of our construction markets. The exceptions are in Skanska USA Building and in the United Kingdom where large project writedowns unfortunately overshadow the progress achieved elsewhere in the Group.
- Full-year order bookings in the Group's Construction operations exceeded net sales in Construction by SEK 8 billion. Both Residential and Commercial Project Development continue to report good earnings.
- Our market outlook is somewhat more favorable in Skanska's main markets in the current year with continuing signs of recovery. U.S. civil construction is however expected to remain at a low level because of the lack of a new federal funding program for infrastructure. The residential market is strong and the number of planned housing starts is rising in many markets.



Order bookings and backlog in Construction
SEK bn
150
125
100
75
50
25
0
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
-02 -03 -03 -03 -03 -04 -04 -04 -04
Order backlog
Order bookings, rolling 12 months
Order bookings per quarter
Net sales, rolling 12 months

Order bookings

October-December

Order bookings rose by 47 percent and amounted to SEK 29,238 M (19,878). Adjusted for currency rate effects, order bookings rose by 51 percent. The largest increases in order bookings came from the United Kingdom and the American construction units Skanska USA Building and Skanska USA Civil. The Latin American business unit and Skanska's operations in the Nordic countries, except for Finland, also showed large increases in order bookings. During the fourth quarter, among other things Skanska USA Building received a hospital renovation order in Michigan worth SEK 460 M, as well as a construction management assignment for the new science library at Princeton University in New Jersey with a contract value of SEK 345 M. During the same period, Skanska Civil USA was awarded two major civil construction assignments in New York City. One, a renovation of the Manhattan Bridge, had an order value of SEK 1 billion and the second, an assignment for the Amtrak passenger rail company, is worth SEK 850 M. The same business unit also received an assignment from the Virginia Department of Transportation to build a bridge in West Point, VA, with a contract value of SEK 600 M. In the Czech Republic, Skanska landed an assignment to build a 16-kilometer (10 mi.) long section of a highway between Lipnik and Belotin. Skanska's share of the project totals SEK 845 M. In Norway, Skanska received a construction contract for a production facility serving the Ormen Lange offshore gas field. The contract, worth SEK 940 M, is Skanska's second Ormen Lange assignment.

January-December

Order bookings rose by 2 percent and amounted to SEK 116,008 M (113,794). Currency rate effects lowered order bookings by 4 percent. Most business units increased their order bookings. The exceptions were the American units Skanska USA Building and Skanska USA Civil as well as the business units in Denmark and Finland. In Skanska's Construction operations as a whole, order bookings exceeded net sales by SEK 8.0 billion.

Order backlog

At the end of the report period, order backlog amounted to SEK 113,498 M (109,316), which represented an increase of 4 percent compared to year-end 2004. The currency rate effect was negative and amounted to 3 percent. In local currencies, the increase was 7 percent. Order backlog was equivalent to about 13 (12) months of construction.

Net sales and income

Performance analysis

SEK M	Oct-dec 2004	Oct-dec 2003	Jan-dec 2004	Jan-dec 2003
Net sales				
Construction	29,082	30,142	107,977	114,417
Residential Project Development	1,721	1,764	5,814	5,839
Commercial Project Development	800	2,758	5,584	8,861
BOT	10	15	33	87
Central and eliminations	-1,336	-1,066	-3,151	-3,354
Discontinuing operations	339	1,992	5,006	7,029
Skanska Group	**30,616**	**35,605**	**121,263**	**132,879**
Earnings before interest, taxes and amortization (EBITA)				
Construction	94	682	1,574	1,965
Residential Project Development	171	125	529	265
Commercial Project Development[1]	123	750	1,637	3,061
BOT	36	2	31	27
Central	-87	-92	-352	-470
Eliminations[1]	25	0	46	-65
Discontinuing operations earnings before interest, taxes and amortization	-496	65	-496	320
gain from divestment	325	0	1,413	14
Skanska Group	**191**	**1,532**	**4,382**	**5,117**
Goodwill amortization and writedowns	-90	-254	-529	-585
Operating income	**101**	**1,278**	**3,853**	**4,532**
Net interest items	-4	-50	-48	-393
Other financial items	47	-39	14	-67
Net financial items	**43**	**-89**	**-34**	**-460**
Income after financial items	**144**	**1,189**	**3,819**	**4,072**
Taxes	-55	-435	-1,158	-1,303
Minority interests	-2	6	-13	-8
Net income for the period	**87**	**760**	**2,648**	**2,761**
Earnings per share for the period	0.21	1.82	6.33	6.60

1) Of which gain from divestments of commercial properties reported in:

Commercial Project Development	185	642	1,443	2,396
Eliminations	0	0	72	3

October–December

Net sales totaled SEK 30,616 M (35,605), a decline of 14 percent. Adjusted for currency rate effects, net sales fell by 11 percent. Net sales of the Construction business stream decreased by 1 percent, in terms of local currencies.

Operating income amounted to SEK 101 M (1,278). During the quarter, Skanska carried out project writedowns of SEK 410 M in the United States and SEK 685 M in the United Kingdom. Of the British writedown, 35 percent was reported in Skanska UK and 65 percent under "Discontinuing operations." This corresponds to the original allocation of the contract between Skanska UK and the divested subsidiary Whessoe. Gain from divestments of properties was lower than in the comparative period of 2003, which further explains the decline in operating income during the period. Currency rate effects had a positive impact of SEK 22 M on operating income. In the Construction business stream, operating income before goodwill amortization decreased by SEK 588 M and amounted to SEK 94 M (682). In Residential Project Development, operating income before goodwill rose by 37 percent and amounted to SEK 171 M (125). Commercial Project Development reported an operating income of SEK 123 M (750) as a consequence of lower divestments of completed commercial projects than in the comparative period. Rental revenues meanwhile diminished as the property portfolio was reduced. Operating income also included a writedown of, net, SEK 98 M related to undeveloped land in Denmark. Gain from divestments of properties amounted to SEK 185 M (642). The operating income of Skanska BOT totaled SEK 36 M (2) before goodwill.

Corporate overhead totaled SEK –87 M (–92). The item "Discontinuing operations" included operating income before goodwill as well as capital gain effects related to the divestments of Skanska Services, Whessoe, Skanska Cementation Mining, Skanska Cementation India, Skanska's 50 percent holding in Gammon Skanska and Myresjöhus. Whessoe's earnings included 65 percent of the project writedown carried out in the United Kingdom. The item "Discontinuing operations" also included those operations at Skanska Sweden that have been identified for divestment. This applies to Flexator, Temporent, Skanska Prefab Mark and Skanska Glasbyggarna as well as IV Produkt.

Goodwill amortization and writedowns during the period totaled SEK 90 M (254). During the comparative period, Skanska carried out a writedown of SEK 85 M related to Skanska Cementation Mining, which was divested during 2004.

As a consequence of Skanska's stronger financial position, net interest items improved and totaled SEK –4 M (–50). Capitalization of interest expenses in ongoing projects totaled to SEK 39 M (84). Other financial items totaled 47 (–39) and included SEK 57 M from the liquidation of the aircraft leasing company Mega-Carrier KB.

Income after financial items amounted to SEK 144 M (1,189). Taxes for the period amounted to SEK –55 (–435), equivalent on an annualized basis to a tax expense of about 30 (32) percent. Net profit for the period amounted to SEK 87 M (760). Net profit per share during the period amounted to SEK 0.21 (1.82).

January–December

Net sales declined by 9 percent to SEK 121,263 M (132,879). Adjusted for currency rate effects, net sales fell by 5 percent. Net sales of the Construction business stream declined by 2 percent in terms of local currencies.

Operating income before goodwill amortization and writedowns amounted to SEK 4,382 M (5,117). During the fourth quarter, Skanska carried out project writedowns of SEK 410 M in the United States and SEK 685 M in the United Kingdom. Residential Project Development showed an operating income before goodwill of SEK 529 M (265). Practically all markets reported better earnings than in the comparative period. In Commercial Project Development, operating income amounted to SEK 1,637 M (3,061) and gain from divestments of properties totaled SEK 1,443 M (2,396). In addition, SEK 72 M (3) was reported under the item "Eliminations" as a reversal of eliminations carried out earlier. The operating income of the business stream included a writedown of, net, SEK 98 M on undeveloped land in Denmark and in the third quarter a writedown of SEK 61 M related to Skanska's 30 percent holding in the Westin Hotel in Warsaw, Poland. Corporate overhead totaled SEK –352 M (–470). Operating income in "Discontinuing operations" amounted to SEK 917 M (334), including 65 percent of the SEK 685 M writedown carried out in the United Kingdom during the fourth quarter. This writedown was attributable to the engineering consultancy Whessoe, which was divested during the second quarter of 2004. Operating income in "Discontinuing operations" also included a writedown of SEK 55 M for fixed assets of discontinuing businesses. During the comparative period, the item "Discontinuing operations" included Spectrum Skanska, which was divested during the first quarter of 2003.

Operating income amounted to SEK 3,853 M (4,532). Operating income remained unaffected by currency rate effects. Operating margin including gain from divestments of property amounted to 3.2 (3.4) percent. In Construction, operating margin before goodwill amounted to 1.5 (1.7) percent.

Net interest items totaled SEK –48 M (–393) as a consequence of lower indebtedness. Taxes for the period amounted to SEK –1,158 M (–1 303), equivalent to a tax expense of about 30 (32) percent. The lower tax rate is a consequence of the fact that the capital gains on the divestments of Skanska Services and Myresjöhus are tax-exempt.

Income after net financial items amounted to SEK 3,819 M (4,072) and net profit for the period rose to SEK 2,648 M (2,761). Net profit per share for the year amounted to SEK 6.33 (6.60).

Return on capital employed on a rolling 12 month basis was 17.9 (17.1) percent. Return on shareholders' equity was 17.5 (19.5) percent.

Investments and divestments

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
INVESTMENTS				
Construction	-483	-592	-1,330	-1,587
Residential Project Development	-1,254	-1,073	-3,676	-3,608
Commercial Project Development	-276	-355	-1,336	-1,399
BOT	-135	-96	-188	-115
Central and eliminations	56	51	42	206
Discontinuing operations	-15	-40	-277	-424
Investments total	**-2,107**	**-2,105**	**-6,765**	**-6,927**
DIVESTMENTS				
Construction	533	765	1,078	1,510
Residential Project Development	1,189	1,432	4,084	4,286
Commercial Project Development	613	2,497	4,715	7,572
BOT	0	0	7	1
Central and eliminations	-1,249	-79	-62	148
Discontinuing operations	1,874	59	2,712	324
Divestments total	**2,960**	**4,674**	**12,534**	**13,841**
NET INVESTMENTS				
Construction	50	173	-252	-77
Residential Project Development	-65	359	408	678
Commercial Project Development	337	2,142	3,379	6,173
BOT	-135	-96	-181	-114
Central and eliminations	-1,193	-28	-20	354
Discontinuing operations	1,859	19	2,435	-100
Net investments total[1]	**853**	**2,569**	**5,769**	**6,914**
1 Of which strategic investments/divestments	684	-86	2,421	404

October–December

Investments amounted to SEK –2,107 M (–2,105). Investments in the Construction business stream decreased to SEK –483 M (–592). This item was mainly related to investments in fixed assets for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK 50 M (173). Net investments in Residential Project Development amounted to SEK –65 M (359). In Commercial Project Development, investments fell to SEK –276 M (–355). Divestments, which were also lower than during the same period of last year, amounted to SEK 613 M (2,497). Net divestments in Commercial Project Development totaled SEK 337 M (2,142).

The net amount of the Group's investments (–) and divestments (+) was SEK +853 M (+2,569). During the comparative period of 2003, Skanska divested numerous properties, among them an office block in Solna, which was sold for SEK 1,260 M.

January–December

Investments totaled SEK –6,765 M (–6,927). Divestments amounted to SEK 12,534 M (13,841). In Residential Project Development, divestments were stable and amounted to SEK 4,084 M (4,286). In Commercial Project Development, the volume of property divestments was lower than during 2003 and divestments totaled SEK 4,715 M (7,572).

The Skanska Group's net amount of investments (–) and divestments (+) amounted to SEK +5,769 M (+6,914).

Operating cash flow and change in interest-bearing net debt/net cash

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
Cash flow from business operations and net strategic investments by business stream				
Construction	2,806	2,948	3,966	3,236
Residential Project Development	102	448	304	914
Commercial Project Development	144	2,188	3,346	7,110
BOT	-99	-112	-215	-172
Central and eliminations	-292	-388	-682	153
Discontinuing operations	368	-151	2,499	76
Cash flow before taxes, financial operations and dividends	**3,029**	**4,933**	**9,218**	**11,317**
Taxes paid	-313	-138	-1,030	-68
Net interest items and other financial items	43	-59	-34	-430
Dividend etc.	-1	-57	-1,288	-864
Cash flow before changes in interest-bearing receivables and liabilities	**2,758**	**4,679**	**6,866**	**9,955**
Translation differences, net debt	354	70	304	427
Reclassification and change in accounting principle, interest-bearing net debt	96	-504	131	-1,821
Interest-bearing liabilities acquired/divested	131	-23	123	846
Other changes, interest-bearing net debt	23	40	-75	119
Changes in interest-bearing net debt/net cash	**3,362**	**4,262**	**7,349**	**9,526**

October–December

Cash flow before taxes, financing operations and dividends totaled SEK 3,029 M (4,933). In Construction, cash flow amounted to SEK 2,806 M (2,948). In the UK, Skanska made a one-time contribution of about SEK 600 M to its British pension plan, which had a negative effect on cash flow. In Residential Project Development, cash flow decreased to SEK 102 M (448). Commercial Project Development reported a cash flow amounting to SEK 144 M (2,188), due to a lower volume of property divestments than in the comparative period. In the Skanska BOT business stream, cash flow from business operations amounted to SEK –99 M (–112). Cash flow from "Central and eliminations" totaled SEK –1,562 M (–388), where the decrease is explained by the fact that liquid assets were used to pay off about SEK 1.9 billion worth of outstanding Medium Term Notes.

Taxes paid for the period amounted to SEK –313 M (–138). Dividends plus adjustments of minority interests amounted to SEK –1 M (–57). Cash flow before change in interest-bearing receivables and liabilities totaled SEK 2,758 M (4,679).

The change in interest-bearing net debt/net cash amounted to SEK 3,362 M (4,262).

January–December

Cash flow before taxes, financing operation and dividends totaled SEK 9,218 M (11,317). The decline was mainly attributable to lower volume of commercial property divestments. Cash flow before

changes in interest-bearing receivables and liabilities totaled SEK 6,866 M (9,955).

The change in interest-bearing net debt/net cash amounted to SEK 7,349 M (9,526).

Financial position

Capital employed by business stream on December 31, 2004

SEK bn	Construction	Resid. PD	Comm. PD	BOT	Central, eliminations & discontinued operations	Total Skanska Group
Intangible fixed assets	3.6	0.0	0.0	0.4	0.0	4.0
Tangible fixed assets	5.0	0.0	0.0	0.0	0.5	5.5
Shares and participations	0.2	0.1	0.0	0.7	-0.1	0.9
Commercial properties	1.3	0.0	7.4	0.0	-0.2	8.5
Residential properties	0.0	3.3	0.0	0.0	0.0	3.3
Interest-bearing receivables	1.9	0.0	0.1	0.2	1.4	3.6
Net working capital	-10.0	-1.0	0.1	0.1	-2.7	-13.5
Cash, bank & s.-t. investments	1.8	0.0	0.0	0.0	7.0	8.8
Capital employed on Dec 31, 2004	**3.8**	**2.4**	**7.6**	**1.4**	**5.9**	**21.1**
Capital employed on Dec 31, 2003	*7.8*	*2.8*	*9.5*	*1.2*	*3.2*	*24.5*

During the fourth quarter, capital employed shrank by SEK 2.4 billion. The decline is explained primarily by the fact that liquid assets were used to pay off outstanding debt in the form of Medium Term Notes.

Compared to year-end 2003, the Group reduced its capital employed by SEK 3.4 billion. At the close of 2004, capital employed amounted to SEK 21.1 billion (24.5).

In the Construction business stream, capital employed declined by 51 percent compared to year-end 2003 and amounted to SEK 3.8 billion (7.8). The reclassification of certain businesses to "Discontinuing operations" explain SEK 2.2 billion of the reduction.

Change in interest-bearing assets and liabilities

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
Net debt (–) / Net cash surplus (+), opening balance	**4,137**	**-4,112**	**150**	**-9,376**
Change in interest-bearing receivables and liquid assets	865	3,196	2,374	3,147
Translation differences in interest-bearing receivables and liquid assets	-192	-131	-113	-729
Change in interest-bearing liabilities	1,893	1,483	4,492	6,808
Translation differences in interest-bearing liabilities	546	201	417	1,156
Reclassification and change in accounting principle	96	-504	131	-1,821
Interest-bearing debts acquired/divested	131	-23	123	846
Other changes	23	40	-75	119
Net debt (–) / Net cash surplus (+), closing balance	**7,499**	**150**	**7,499**	**150**

The Group's net cash position rose by SEK 3,362 M during the fourth quarter and amounted to SEK 7,499 M (150) at year-end. At the close of 2004, interest-bearing liabilities and provisions amounted to SEK 4,922 M (10,091).

The shareholders' equity of the Group rose to SEK 16,066 M (14,169) during the year. The net debt/equity ratio amounted to –0.5 (0.0) and the equity/assets ratio was 25.9 (21.5) billion.

Total assets in the consolidated balance sheet fell to SEK 62.5 billion (66.7). Currency rate effects decreased total assets by SEK 0.8 billion.

The book value of current-asset properties amounted to SEK 11.8 billion (13.7), of which commercial properties in project development operations accounted for SEK 7.3 billion (9.2). See the table on page 18.

Exchange rates for the most important currencies

SEK	Average exchange Jan-Dec 2004	Average exchange Jan-Dec 2003	Exchange rates on the balance sheet date Dec 31 2004	Exchange rates on the balance sheet date Dec 31 2003
U.S. dollar	7.35	8.08	6.62	7.26
British pound	13.45	13.19	12.70	12.89
Norwegian crown	1.09	1.14	1.09	1.08
Euro	9.13	9.12	9.00	9.07

Personnel

The number of employees in the Group was 53,803 (69,669), measured as the average number of employees. Of this number, 729 (13,204) were employed in "Discontinuing operations," that is, operations that have been divested or that have been identified for divestment. The number of employees in the remaining operations totaled 53,074 (56,465).

Parent Company

Net sales of the Parent Company during the year amounted to SEK 55 M (127). Operating income was SEK –88 M (–185). Income after financial items totaled SEK 1,098 M (1,618). The number of employees in the Parent Company was 59 (56), measured as the average number of employees.

Market outlook

Construction investments in several of Skanska's markets are continuing to show signs of recovery. In the Nordic countries, the situation is cautiously positive. Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing growth. Competition in Poland remains intensive. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing. In other segments of importance to Skanska, U.K. investment volume is low. In the United States, investment activity in industrial and commercial construction remains at a low level. Vacancy rates are still high, resulting in low demand for new office space. The outlook for industrial construction in the U.S. has still not improved.

Civil construction in most Skanska markets is showing continued signs of recovery. In the U.S., civil construction is nevertheless

expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. The volume of projects out for tender is low, and there is keen competition for the projects that are initiated. The trend of the Norwegian civil construction market is positive, driven by projects for the oil industry and by BOT investments in highways. In Finland, civil construction is growing. The Czech Republic and Poland are showing continued growth, among other things due to EU membership. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic and Finland. In Sweden and Norway, the number of projects being started is increasing. In many markets, the volume of planned housing starts is also rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and Central European office markets are expected to decline somewhat during 2005. Rent levels are expected to remain squeezed until vacancy rates have stabilized at an even lower level. A cautious approach to investments in new projects remains. In Scandinavia there is good demand, both from local and international buyers, for properties with efficient space in the right locations.

Accounting principles and changes in accounting practices

This Year-end Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR20, "Interim Financial Accounting." The same accounting principles and calculation methods have been applied as in the latest Annual Report. Beginning with 2005 the Group will apply the International Financial Reporting Standards, IFRS, which have been adopted by the European Commission. An overview of the effects from the transition to IFRS is given in an appendix to this Year-end Report.

Nomination Committee and proposal for Board of Directors

On March 30, 2004, the Annual Shareholders' Meeting of Skanska AB approved a resolution giving a mandate to the Chairman of the Board to assemble a Nomination Committee. The Chairman of the Board has announced that the Nomination Committee in preparation for the 2005 Annual Meeting consists of Sverker Martin-Löf, Chairman of Skanska AB; Carl-Olof By, Chairman of the Nomination Committee and representing Industrivärden AB; Jan-Erik Erenius representing AMF Pension; Curt Källströmer representing Handelsbankens Pensionsstiftelser and Svenska Handelsbanken AB; KG Lindvall representing Robur Fonder; and Per Ludvigsson representing Inter IKEA Investments AB.

The Annual Shareholders' Meeting will be held at 5 p.m. on April 7, 2005 at the Rival Hotel on Mariatorget in Stockholm, Sweden. The Nomination Committee will, to the Annual Shareholders' Meeting, propose re-election of all members of the Board of Directors; Sverker Martin-Löf, Roger Flanagan, Ulrika Francke, Jane F. Garvey, Stuart E. Graham, Sören Gyll, Finn Johnsson, Arne Mårtensson and Anders Nyrén.

Divested operations

During the third quarter, Skanska sold its majority holding in its mining contracting business in South Africa and Canada to South African construction company Murray & Roberts at a capital loss of SEK 111 M, of which SEK 100 M was already charged to consolidated earnings for the fourth quarter of 2003. Skanska's 50 percent holding in the Hong Kong-based Gammon Skanska was sold to the British construction company Balfour Beatty at a loss of about SEK 30 M, which was charged to earnings for the third quarter of 2004. On September 30, a binding contract was signed covering the sale of Skanska Services to the private equity company 3i. The purchase price was more than SEK 1.2 billion and the capital gain before and after taxes was SEK 1,165 billion. Of this, SEK 1,095 M was included in earnings for the third quarter. During the fourth quarter, an agreement was signed on the sale of Skanska's majority holding (80.4 percent) in Skanska Cementation India. The buyer was the Thailand-based Italian-Thai Development Plc. The purchase price of about SEK 100 M represented a capital loss of about SEK 146 M, including about SEK 101 M in the form of a goodwill writedown, which was charged to earnings for the third quarter. In December, Skanska signed a binding agreement with the private equity firm Industri Kapital covering the sale of Myresjöhus, a Swedish-based manufacturer of prefabricated buildings. The sale is conditional upon the approval of the Swedish Competition Authority. The transaction generated a capital gain of SEK 298 M, which is included in earnings for the fourth quarter.

Market appraisal of properties

The yearly market appraisal of properties in Commercial project development indicates that the market value of an identical property portfolio was reduced by 2 percent compared to the end of 2003. If properties divested during the year are included, the market value of the portfolio was unchanged.

As of today (February 16), during the first quarter Skanska has carried out property divestments valued at SEK 947 M, with capital gains amounting to SEK 291 M.

Other matters

After an "intermediate judgment" in Sweden's Market Court in September 2004, it was clarified that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e. also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than January 2006. No new information has emerged either in the corresponding Finnish legal action or in cases where individual Swedish municipalities have sued construction companies, among them Skanska, maintaining that they had suffered damage from alleged cartels. The amounts of infringe-

ment fines proposed by the competition authorities in Sweden and Finland have been reported as contingent liabilities.

Financial targets for 2007

The Board of Directors has decided on new financial targets for the period up to the end of 2007. The new "Outperform" targets are stretch targets that represent an ambition in excess of what would be deemed as good market performance in Skanska's respective markets.

For business stream Construction the target is to reach a combined operating margin of 3.3 percent, given the mix of businesses that Skanska had in 2004. The target is based on a 4.0 percent operating margin in construction excluding construction management operations, and an operating margin of 1.2 percent in construction management.

For Residential project development the target is to reach an operating margin of 10 percent and a return on capital employed of 18 percent.

In Commercial project development the target is to yield a return on capital employed of 15 percent, including unrealized development profits as well as changes in market value.

For BOT the target is to yield a return on capital employed of 16 percent, including unrealized changes in market value.

The consolidated Group has a target for return on equity of 18 percent.

Capital structure

Based on the operations that Skanska now has, it is the Boards judgment that equity should amount to approximately SEK 15 billion. The equity requirement varies between the business streams. In business stream Construction, the required equity is linked to the business volume. In this business stream the necessary equity is deemed to be approximately SEK 10 billion. This is based on a differentiated risk profile per business and it also takes goodwill into account.

In residential project development, the required equity amounts to 50 percent of capital employed, approximately SEK 1.2 billion. In commercial project development the equity requirement is approximately SEK 2.3 billion, based on the distribution between completed properties, ongoing projects and land bank. For BOT, equity corresponding to capital employed is allocated for ongoing project, approximately SEK 1.3 billion.

Dividend

Dividend 2004

The Board of Directors proposes a regular dividend of SEK 4.00 (3.00) per share for the 2004 financial year. The proposal is equivalent to a total dividend of SEK 1,674 M (1,256).

Revised dividend policy

Future earnings are expected to support the growth of operations as well as growth of the regular dividend. It is expected that the payout ratio can be at least 50 percent.

Solna, February 16, 2005

STUART E. GRAHAM
President and CEO

This Year-end Report has not been subjected to separate examination by the Company's auditors.

Annual Report for 2004

The Annual Report for the 2004 financial year will be distributed from March 21 and will also be available from the same date at the Skanska Group office in Solna and on Skanska's web site (www.skanska.com).

Financial reports in 2005

Effective from January 1, 2005, Skanska is no longer printing and distributing any interim reports. In the future, only the Annual Report will be printed and distributed. The interim reports and the Year-end Report will be available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

During 2005, the Group's interim reports will be published on the following dates:

April 28, 2005	Three Month Report
July 28, 2005	Six Month Report
November 3, 2005	Nine Month Report

For further information, please contact:

Skanska AB, Investor Relations, 169 83 Solna, Sweden
Tel: +46 8-753 88 00. Fax: +46 8-755 12 56
e-mail: investor.relations@skanska.se

The Skanska Group

SUMMARY INCOME STATEMENT

SEK M	Continuing operations Oct-Dec 2004	Continuing operations Oct-Dec 2003	Discontinuing operations Oct-Dec 2004	Discontinuing operations Oct-Dec 2003	Total Group Oct-Dec 2004	Total Group Oct-Dec 2003
Net sales	30,277	33,613	339	1,992	30,616	35,605
Construction, manufacturing and property management expenses	-28,527	-30,286	-783	-1,698	-29,310	-31,984
Gross income	**1,750**	**3,327**	**-444**	**294**	**1,306**	**3,621**
Selling and administrative expenses [1]	-1,589	-1,991	-60	-375	-1,649	-2,366
Income from Group companies	0	0	325	0	325	0
Income from joint ventures	119	2	0	21	119	23
Income from associated companies	0	0	0	0	0	0
Operating income	**280**	**1,338**	**-179**	**-60**	**101**	**1,278**
Income from associated companies [2]	57	0	0	0	57	0
Income from other financial fixed assets [2]	317	-18	1	-22	318	-40
Income from financial current assets [2]	72	30	1	15	73	45
Interest expenses and similar items [2]	-398	-86	-7	-8	-405	-94
Income after financial items	**328**	**1,264**	**-184**	**-75**	**144**	**1,189**
Taxes	-38	-409	-17	-26	-55	-435
Minority interests	-2	7	0	-1	-2	6
Net profit	**288**	**862**	**-201**	**-102**	**87**	**760**
Earnings per share for the period	0.69	2.06	-0.48	-0.24	0.21	1.82
Average number of shares					418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization	-275	-268	-36	-60	-311	-328
1 Of which goodwill amortization and writedowns	-84	-130	-7	-124	-91	-254
2 Of which:						
Interest income	89	111	2	-4	91	107
Interest expenses	-89	-149	-6	-8	-95	-157
Net interest expenses	0	-38	-4	-12	-4	-50
Other financial items	48	-36	-1	-3	47	-39
Net financial items	48	-74	-5	-15	43	-89

SUMMARY INCOME STATEMENT

SEK M	Continuing operations Jan-Dec 2004	Continuing operations Jan-Dec 2003	Discontinuing operations Jan-Dec 2004	Discontinuing operations Jan-Dec 2003	Total Group Jan-Dec 2004	Total Group Jan-Dec 2003
Net sales	116,257	125,850	5,006	7,029	121,263	132,879
Construction, manufacturing and property management expenses	-106,657	-114,029	-5,010	-5,958	-111,667	-119,987
Gross income	**9,600**	**11,821**	**-4**	**1,071**	**9,596**	**12,892**
Selling and administrative expenses [1]	-6,671	-7,498	-618	-956	-7,289	-8,454
Income from Group companies	0	0	1,413	14	1,413	14
Income from joint ventures	148	43	-28	40	120	83
Income from associated companies	8	-4	5	0	13	-4
Operating income	**3,085**	**4,362**	**768**	**169**	**3,853**	**4,531**
Income from associated companies [2]	57	2	0	0	57	2
Income from other financial fixed assets [2]	226	-601	1	0	227	-601
Income from financial current assets [2]	234	190	9	19	243	209
Interest expenses and similar items [2]	-531	-1	-30	-69	-561	-70
Income after financial items	**3,071**	**3,952**	**748**	**119**	**3,819**	**4,071**
Taxes	-1,111	-1,234	-47	-69	-1,158	-1,303
Minority interests	-12	-2	-1	-6	-13	-8
Net profit	**1,948**	**2,716**	**700**	**44**	**2,648**	**2,760**
Earnings per share for the period	4.65	6.49	1.67	0.11	6.33	6.59
Average number of shares					418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization					-1,232	-1,377
Return on capital employed (RoCE), rolling twelve months, %					17.9	17.1
Return on equity (RoE), rolling twelve months, %					17.5	19.5
Average number of employees	53,074	56,465	729	13,204	53,803	69,669
1) Of which goodwill amortization and writedowns	-380	-421	-149	-165	-529	-585
2) Of which:						
Interest income	274	273	10	19	284	292
Interest expenses	-303	-613	-29	-71	-332	-685
Net interest expenses	-29	-340	-19	-52	-48	-393
Other financial items	15	-70	-1	2	14	-67
Net financial items	-14	-410	-20	-50	-34	-460

SUMMARY CASH FLOW STATEMENT SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Cash flow from business operations	2,291	5,187	6,519	11,062
Cash flow from investment operations	1,321	-462	1,206	-1,207
Cash flow from financing operations	-1,864	-1,509	-5,804	-7,967
Cash flow for the period	1,748	3,216	1,921	1,888

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Opening balance	15,839	13,423	14,169	14,217
Dividend	0	0	-1,256	-837
Change in accounting principle	0	0	0	-1,110
Translation differences etc.	140	-14	505	-862
Net profit for the period	87	760	2,648	2,761
Closing balance	16,066	14,169	16,066	14,169

GROUP NET INVESTMENTS

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
OPERATIONS – INVESTMENTS				
Intangible fixed assets	3	–15	–38	–51
Tangible fixed assets	–337	–421	–1,131	–1,309
Assets in BOT operations	–134	–95	–188	–115
Shares	–5	25	–6	15
Current-asset properties	–1,621	–1,513	–5,266	–5,372
of which Residential Project Development	–1,183	–1,093	–3,665	–3,772
of which Commercial Project Development	–276	–356	–1,331	–1,397
of which other commercial properties	–162	–64	–270	–203
Investments	**–2,094**	**–2,019**	**–6,629**	**–6,832**
OPERATIONS – DIVESTMENTS				
Intangible fixed assets	–6	3	2	4
Tangible fixed assets	237	206	635	381
Assets in BOT operations	0	0	7	1
Shares	2	0	12	0
Current-asset properties	2,030	4,465	9,321	12,956
of which Residential Project Development	1,185	1,477	4,143	4,581
of which Commercial Project Development	547	2,497	4,645	7,571
of which other commercial properties	298	491	533	804
Divestments	**2,263**	**4,674**	**9,977**	**13,342**
Net investments in operations	**169**	**2,655**	**3,348**	**6,510**
STRATEGIC INVESTMENTS				
Businesses	–13	–83	–135	–90
Shares	0	–3	–1	–5
Strategic investments	**–13**	**–86**	**–136**	**–95**
STRATEGIC DIVESTMENTS				
Businesses	680	–3	2,078	66
Shares	17	3	479	433
Strategic divestments	**697**	**0**	**2,557**	**499**
Net strategic investments	**684**	**–86**	**2,421**	**404**
TOTAL NET INVESTMENTS	**853**	**2,569**	**5,769**	**6,914**
Depreciation, fixed assets, excl. goodwill amortization	–310	–328	–1,232	–1,377

CONSOLIDATED OPERATING CASH FLOW STATEMENT

SEK M	Oct-Dec 2004	Oct-Dec 2003	Jan-Dec 2004	Jan-Dec 2003
Cash flow from business operations before change in working capital	-284	1,086	1,983	3,442
Change in working capital	2,399	1,234	1,519	913
Net investments in business operations	169	2,655	3,348	6,510
Cash flow adjustment, net investments	61	44	-53	48
Taxes paid in business operations	-300	-146	-1,011	-943
Cash flow from business operations	**2,045**	**4,873**	**5,786**	**9,970**
Net interest items and other financial items	43	-59	-34	-430
Taxes paid in financing operations	-13	24	10	135
Cash flow from finance operations	**30**	**-35**	**-24**	**-295**
CASH FLOW FROM OPERATIONS	**2,075**	**4,838**	**5,762**	**9,675**
Net strategic investments	684	-86	2,421	404
Taxes paid on net strategic investments	0	-16	-29	740
Cash flow from net strategic investments	**684**	**-102**	**2,392**	**1,144**
Dividend etc.	-1	-57	-1,288	-864
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**2,758**	**4,679**	**6,866**	**9,955**
Change in interest-bearing receivables and liabilities	-1,010	-1,463	-4,945	-8,067
CASH FLOW FOR THE PERIOD	**1,748**	**3,216**	**1,921**	**1,888**
Liquid assets at the beginning of the period	7,266	3,924	7,037	5,763
Exchange rate differences in liquid assets	-146	-103	-90	-614
Liquid assets at the end of the period	**8,868**	**7,037**	**8,868**	**7,037**
Change in interest-bearing net debt	3,362	4,262	7,349	9,526

SUMMARY BALANCE SHEET SEK M	Dec 31 2004	Dec 31 2003
ASSETS		
Intangible fixed assets		
Goodwill	3,565	4,259
Other intangible fixed assets	464	459
	4,029	4,718
Tangible fixed assets		
Buildings and land	1,770	2,144
Machinery and equipment	3,696	4,482
Construction in progress	71	104
	5,537	6,730
Financial fixed assets		
Shares and participations	936	1,450
Interest-bearing receivables	1,063	1,956
Deferred tax claims	1,526	1,539
	3,525	4,945
Total fixed assets	**13,091**	**16,393**
Current-asset properties		
Commercial Project Development	7,256	9,249
Other commercial properties	1,272	1,051
Residential Project Development	3,268	3,394
	11,796	13,694
Inventories	**732**	**828**
Current receivables		
Interest-bearing receivables	2,490	1,248
Tax claims	269	415
Non-interest-bearing receivables	25,263	27,123
	28,022	28,786
Short-term investments	3,053	218
Cash and bank balances	5,815	6,819
Total current assets	**49,418**	**50,345**
Total assets	**62,509**	**66,738**
of which interest-bearing	**12,421**	**10,241**

SUMMARY BALANCE SHEET SEK M	Dec 31 2004	Dec 31 2003
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	16,066	14,169
Minority interests	117	200
Provisions		
Provisions for pensions and similar commitments	831	2,058
Provisions for taxes	2,698	3,104
Other provisions	2,815	3,230
	6,344	8,392
Long-term liabilities, interest-bearing	**3,094**	**7,182**
Current liabilities		
Interest-bearing liabilities	958	809
Tax liabilities	998	571
Non-interest-bearing liabilities	34,932	35,415
	36,888	36,795
Total shareholders' equity and liabilities	**62,509**	**66,738**
of which interest-bearing	**4,922**	**10,091**

Contingent liabilities

During the report period, the Group's contingent liabilities increased by SEK 1.7 billion to SEK 20.4 billion (Dec 31, 2003: 18.7).

FINANCIAL RATIOS ETC. [1]	Dec 31 2004	Dec 31 2003
Capital employed, closing balance, SEK M	21,105	24,460
Capital employed, average, SEK M	23,191	28,183
Equity/assets ratio, %	25.9	21.5
Net cash surplus (+)/net debt (–), SEK M	7,499	150
Debt/equity ratio	–0.5	0.0

1 The definitions of the financial ratios can be found in the Annual Report for 2003.

Additional information

Business streams

Construction

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
Net sales	29,082	30,142	107,977	114,417
Gross income	**1,337**	**2,170**	**6,698**	**7,660**
Selling and administrative expenses[1]	-1,258	-1,544	-5,163	-5,741
Share of income in associated companies	15	55	39	46
Earnings before interest, taxes and amortization (EBITA)	**94**	**681**	**1,574**	**1,965**
Goodwill amortization and writedowns	-82	-138	-363	-414
Operating income	**12**	**543**	**1,211**	**1,551**
Capital employed	**3,782**	**7,799**	**3,782**	**7,799**
Depreciation, fixed assets	**-272**	**-260**	**-1,027**	**-1,096**
Investments	-483	-592	-1,330	-1,587
Divestments	533	765	1,078	1,510
Net investments	**50**	**173**	**-252**	**-77**
Cash flow from operations before investments and changes in working capital	92	833	2,254	2,713
Changes in working capital	2,588	1,941	1,886	654
Net investments in operations	33	210	-266	-198
Cash flow adjustment, net investments	76	1	78	-54
Operating cash flow from business operations[2]	2,789	2,985	3,952	3,115
Strategic net investments	17	-37	14	121
Cash flow	**2,806**	**2,948**	**3,966**	**3,236**
Gross margin, %	4.6	7.2	6.2	6.7
Selling and administrative expenses, %	-4.3	-5.1	-4.8	-5.0
Operating margin before interest, taxes and amortization, %	0.3	2.3	1.5	1.7
Operating margin %	0.0	1.8	1.1	1.4
Return on capital employed (RoCE), %			20.1	17.3
Order bookings, SEK bn	29.2	19.9	116.0	113.8
Order backlog, SEK bn	113.5	109.3	113.5	109.3
Employees			51,583	54,859

1 Excluding goodwill amortization and writedowns

2 Before taxes, financing operations and dividends

October–December

Further information by business/reporting unit can be found on page 17.

Net sales declined by 4 percent to SEK 29,082 M (30,142). Net sales were negatively impacted by currency rate effects of 3 percent.

The Swedish, Norwegian and Czech operations as well as Skanska USA Civil improved their operating income. Project writedowns of SEK 410 M in U.S. building construction operations, plus SEK 685 M in the United Kingdom of which 35 percent was reported in the accounts of the Construction business stream, were charged to operating income for the period. The business stream's operating income before goodwill amortization and writedowns amounted to SEK 94 M (681). Currency rate effects increased operating income by SEK 32 M. During the fourth quarter, operating margin amounted to 0.0 (1.8) percent.

During the fourth quarter, a number of businesses were divested, as described on page 7. These businesses are reported separately and are not included in this business stream's tables.

January–December

Net sales fell by 6 percent to SEK 107,977 M (114,417). Currency rate effects lowered net sales by 4 percent.

Operating income before goodwill amortization declined by 20 percent and amounted to SEK 1,574 M (1,965). During the year, major project writedowns totaling SEK 650 M as well as restructuring expenses of SEK 150 M in Skanska USA Building were charged to operating income. The severe winter of 2003/2004 in the New York area also required adjustments of expected profits in a number of projects. These projects were subsequently credited to income at a lower margin during the remainder of the project period, which hampered operating income for the year. Operating income declined by 22 percent to SEK 1,211 M (1,551). Currency rate effects had a positive impact of SEK 8M on operating income.

Residential Project Development

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
Net sales	1,721	1,764	5,814	5,839
Gross income	**238**	**204**	**822**	**584**
Selling and administrative expenses[1]	-79	-74	-305	-314
Share of income in associated companies	12	-5	12	-5
Earnings before interest, taxes and amortization (EBITA)	**171**	**125**	**529**	**265**
Goodwill amortization and writedowns	-1	-1	-5	-6
Operating income	**170**	**124**	**524**	**259**
Capital employed	**2,366**	**2,757**	**2,366**	**2,757**
Depreciation, fixed assets	**-1**	**-3**	**-2**	**-11**
Investments	-1,254	-1,073	-3,676	-3,608
Divestments	1,189	1,432	4,084	4,286
Net investments	**-65**	**359**	**408**	**678**
Cash flow from operations before investments and changes in working capital	-21	26	-69	-236
Changes in working capital	85	-101	-124	423
Net investments in operations	-65	359	409	678
Cash flow adjustment, net investments	103	164	88	49
Operating cash flow from business operations[2]	102	448	304	914
Strategic net investments	0	0	0	0
Cash flow	**102**	**448**	**304**	**914**
Operating margin, %	9.9	7.0	9.0	4.4
Return on capital employed (RoCE), %			21.5	7.8
Employees			739	743

1 Excluding goodwill amortization and writedowns

2 Before taxes, financing operations and dividends

October–December

Further information by business/reporting units can be found on page 18.

Net sales were stable and amounted to SEK 1,721 M (1,764). Operating income before goodwill rose by 37 percent to SEK 171 M (125). Practically all units improved their operating income. In Sweden, operating income tripled to SEK 63 M (20). In Poland, Skanska is mainly selling previously completed residential units, and virtually no new project development is underway.

January–December

Net sales were stable and amounted to SEK 5,814 M (5,839). Operating income climbed sharply to SEK 524 M (259). Demand for residential units in the medium and lower price segments remains good in Skanska's main markets, which contributed to improved earnings in practically all markets where Skanska carries out residential development.

At the end of 2004, there were 6,798 (6,141) residential units under construction, of which 74 (71) percent were sold. The number of unsold completed residential units was 299 (465). During the year, construction started on about 4,570 (4,230) units. During 2004 the number of residential units sold was about 4,670 (4,700).

The book value of current-asset properties in Residential Project Development totaled SEK 3.3 billion (3.4). A breakdown of book value can be seen in the table on page 18. The book value of undeveloped land and development properties represents SEK 2.0 billion of book value. This is equivalent to building rights for about 16,000 residential units. There are also about 3,000 additional building rights in associated companies.

Commercial Project Development

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
Net sales	800	2,758	5,584	8,861
Gross income	179	818	1,893	3,309
Selling and administrative expenses[1]	–56	–66	–215	–244
Share of income in associated companies	0	–2	–41	–4
Earnings before interest, taxes and amortization (EBITA)	**123**	**750**	**1,637**	**3,061**
Goodwill amortization and writedowns	0	0	0	0
Operating income	**123**	**750**	**1,637**	**3,061**
of which gain from divestments of properties[2]	185	642	1,443	2,396
of which operating net, completed properties	95	141	504	750
of which writedowns/ reversal of writedowns	–98	0	–98	0
Capital employed	**7,629**	**9,459**	**7,629**	**9,459**

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
Investments	–276	–355	–1,336	–1,399
Divestments	613	2,497	4,715	7,572
Net investments	**337**	**2,142**	**3,379**	**6,173**
Cash flow from operations before investments and changes in working capital	40	112	337	671
Changes in working capital	–115	55	–151	213
Net investments in operations	337	2,142	3,378	6,173
Cash flow adjustment, net investments	–118	–121	–219	53
Operating cash flow from business operations before taxes[3]	144	2,188	3,345	7,110
Strategic investments	0	0	1	0
Cash flow	**144**	**2,188**	**3,346**	**7,110**
Return on capital employed (RoCE), %			18.3	24.8
Employees			129	149
1 Excluding goodwill amortization and writedowns				
2 Additional gain included in eliminations was	0	0	72	3
3 Before taxes, financing operations and dividends				

October–December

See page 18 for more information.

Net sales fell to SEK 800 M (2,758) as a consequence of lower divestments of completed commercial projects. For the same reason, operating income decreased to SEK 123 M (750). Aside from lower capital gains on divestments, rental revenues also decline as the property portfolio is reduced. Included in operating income is a writedown of SEK 98 M related to undeveloped land in Denmark.

During the period, Skanska sold projects and other properties with a combined sale price of SEK 547 M (2,498) and capital gains of SEK 185 M (642).

January–December

Net sales fell to SEK 5,584 M (8,861). The comparative period included the divestment of the CityCronan property in Stockholm at a purchase price of SEK 2.3 billion. Operating income amounted to SEK 1,637 M (3,061). Included in operating income is a writedown in the third quarter of Skanska's 30 percent share in the Westin Hotel in Warsaw, amounting to SEK 61 M. During the fourth quarter, operating income included a writedown in the book value of undeveloped land in Denmark, amounting to SEK 98 M. The comparative period included the gain from the sale of CityCronan, SEK 1.1 billion.

Commercial Project Development has four projects underway, two of them in Sweden. Ongoing projects represent leasable space of about 39,000 sq. m (420,000 sq. ft.) and are 17 percent pre-leased, measured in rent. If the 7 ongoing projects sold during the construction period are also included, the pre-leasing rate was 86 percent, measured in rent. At the end of the period, the book value of ongoing projects amounted to SEK 0.2 billion (0.4). Their book value upon completion is expected to total SEK 0.6 billion, with an estimated market value of SEK 0.7 billion. The degree of completion in ongoing projects is about 26 percent.

The book value of Skanska's portfolio of completed projects, including projects completed during 2004, amounted to SEK 4.7 billion (6.2), with an estimated market value, based on an appraisal dated December 2004, of about SEK 6.9 billion (9.4). The occupancy rate, measured in rent, amounted to 81 percent.

The book value of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 2.4 billion (2.6).

The sale price of the properties divested during 2004 exceeded by 5 percent the market appraisal carried out at the end of 2003. The market value of an identical property portfolio was reduced by 2 percent compared to the end of 2003. If properties divested during the year are included, the market value of the portfolio was unchanged.

BOT

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
Net sales	10	15	33	87
Gross income	**–8**	**17**	**–12**	**32**
Selling and administrative expenses[1]	–17	–20	–70	–57
Share of income in associated companies	61	5	113	52
Earnings before interest, taxes and amortization (EBITA)	**36**	**2**	**31**	**27**
Goodwill amortization and writedowns	0	9	0	0
Operating income	**36**	**11**	**31**	**27**
of which gain on sale of projects	0	0	0	0
Capital employed	**1,433**	**1,243**	**1,433**	**1,243**
Depreciation, fixed assets	**0**	**0**	**0**	**0**
Investments	–135	–96	–188	–115
Divestments	0	0	7	1
Net investments	**–135**	**–96**	**–181**	**–114**
Cash flow from operations before investments and changes in working capital	37	3	–19	–19
Changes in working capital	–1	–19	–15	–39
Net investments in operations	–135	–96	–181	–114
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations[2]	–99	–112	–215	–172
Strategic investments	0	0	0	0
Cash flow	**–99**	**–112**	**–215**	**–172**
Return on capital employed (RoCE), %			3.4	3.8
Employees			40	32

1 Excluding goodwill amortization and writedowns

2 Before taxes, financing operations and dividends

October–December

Net sales of Skanska BOT amounted to SEK 10 M (15). Earnings from projects in operation are increasing, especially the Breitener power generation plant in Brazil and the Nelostie highway in Finland. Operating income totaled SEK 36 M (2).

January–December

Net sales totaled SEK 33 M (87) and operating income was SEK 31 M (27).

Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is a co-owner of twelve projects, of which four are completed and in operation. During December 2003, Skanska in consortium with the British investment fund Innisfree was selected to expand St. Bartholomews Hospital (Barts) and the Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38-year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to occur in 2005. Skanska's investment will amount to about SEK 350 M in this project. During the second quarter of 2004, Skanska in consortium with the British-based Mills Group signed a contract and financing agreement for two school projects in Bexley, southeast London. Skanska BOT holds a 50 percent interest in the consortium and Skanska BOT's investment will amount to about SEK 28 M. During the third quarter, Skanska was selected to be responsible for the A1 highway project south of Gdansk, Poland. In September, the Polish Ministry of Infrastructure and the Skanska-led consortium Gdansk Transport Company (GTC) signed a concession agreement. The construction contract, which is expected to be worth about SEK 4.5 billion, and the financing agreement are expected to be signed in 2005. Skanska BOT's investment will be less than EUR 20 M. Skanska and Innisfree were also named preferred bidder for the implementation of the privately financed King's Mill Hospital and Mansfield Community Hospital project in Nottinghamshire, U.K. Skanska BOT and Innisfree will each hold 50 percent of the owner company and will be responsible for arranging financing and contracting suppliers. The construction assignment, which will be performed by Skanska, is expected to be valued at about SEK 3.6 billion, and Skanska BOT's investment to about SEK 220 M.

At the end of the report period, the book value of shares, participations and subordinated receivables in BOT operations totaled about SEK 1.3 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 0.7 billion. According to an internal appraisal, the market value of the projects exceeds book value by approximately SEK 0.9 billion (0.8).

Construction, by business/reporting unit

SEK M	Net sales Oct–Dec 2004	Net sales Oct–Dec 2003	Net sales Jan–Dec 2004	Net sales Jan–Dec 2003	Operating income Oct–Dec 2004	Operating income Oct–Dec 2003	Operating income Jan–Dec 2004	Operating income Jan–Dec 2003
Sweden	6,409	6,147	20,519	21,843	221	187	586	450
Norway	2,479	2,055	8,640	8,223	40	-37	128	25
Denmark	1,186	979	3,636	3,430	10	16	53	-37
Finland	2,168	2,311	7,623	7,879	82	124	194	212
Poland	1,367	989	3,970	3,546	59	46	95	90
Czech Republic	2,447	1,920	7,906	7,654	97	78	349	340
UK	2,211	3,022	11,024	12,006	-195	-8	-17	69
USA Building	6,543	7,582	27,601	30,240	-432	109	-458	11
USA Civil	2,837	3,961	12,406	15,221	68	60	205	522
Latin America	969	543	2,785	2,142	28	28	118	119
International[1]	466	633	1,867	2,233	34	-59	-42	-250
Total	**29,082**	**30,142**	**107,977**	**114,417**	**12**	**544**	**1,211**	**1,551**

SEK M	EBITA[2] Oct–Dec 2004	EBITA[2] Oct–Dec 2003	EBITA[2] Jan–Dec 2004	EBITA[2] Jan–Dec 2003	EBITA, %[2] Oct–Dec 2004	EBITA, %[2] Oct–Dec 2003	EBITA, %[2] Jan–Dec 2004	EBITA, %[2] Jan–Dec 2003
Sweden	219	198	591	470	3.4	3.2	2.9	2.2
Norway	64	20	237	183	2.6	1.0	2.7	2.2
Denmark	10	18	53	-31	0.8	1.8	1.5	-0.9
Finland	101	145	263	302	4.7	6.3	3.5	3.8
Poland	60	48	101	100	4.4	4.9	2.5	2.8
Czech Republic	103	85	369	304	4.2	4.4	4.7	4.0
UK	-171	14	80	163	-7.7	0.5	0.7	1.4
USA Building	-421	122	-413	64	-6.4	1.6	-1.5	0.2
USA Civil	71	64	218	541	2.5	1.6	1.8	3.6
Latin America	28	28	118	119	2.9	5.2	4.2	5.6
International[1]	30	-61	-43	-250	6.4	-9.6	-2.3	-11.2
Total	**94**	**681**	**1,574**	**1,965**	**0.3**	**2.3**	**1.5**	**1.7**

SEK M	Capital employed, closing balance Dec 31 2004	Capital employed, closing balance Dec 31 2003	Return on capital employed[3] Jan–Dec 2004	Return on capital employed[3] Jan–Dec 2003
Sweden	-545	218	>100	85.8
Norway	599	1,777	13.2	2.8
Denmark	61	56	>100	-69.6
Finland	383	765	30.0	23.5
Poland	-94	421	26.4	13.0
Czech Republic	1,065	1,508	22.2	20.2
UK	88	368	8.2	14.0
USA Building	-188	404	-136.2	4.3
USA Civil	1,352	1,663	12.5	31.0
Latin America	350	375	23.7	27.8
International[1]	656	493	-10.2	-69.2
Eliminations	55	-249		
Total	**3,782**	**7,799**	**20.1**	**17.3**

SEK M	Order backlog Dec 31 2004	Order backlog Dec 31 2003	Order bookings Oct–Dec 2004	Order bookings Oct–Dec 2003	Order bookings Jan–Dec 2004	Order bookings Jan–Dec 2003
Sweden	15,485	12,705	6,006	4,698	23,039	20,638
Norway	7,371	5,690	3,170	2,517	10,195	9,165
Denmark	2,157	1,999	1,014	694	3,518	3,608
Finland	4,854	5,404	1,626	2,670	7,316	8,976
Poland	3,844	2,730	1,685	847	4,559	3,144
Czech Republic	13,047	7,426	3,074	3,488	12,910	8,816
UK	13,318	13,684	2,641	727	10,850	10,876
USA Building	36,577	38,055	3,926	2,127	29,699	32,178
USA Civil	12,116	17,405	3,579	1,620	8,242	12,567
Latin America	2,885	2,087	1,837	228	3,924	2,401
International[1]	1,844	2,131	680	262	1,756	1,425
Total	**113,498**	**109,316**	**29,238**	**19,878**	**116,008**	**113,794**

1) International includes operations in Russia as well as International Projects.

2) Earnings before interest, taxes and amortization

3) Rolling 12 months.

Residential Project Development, by business/reporting unit

	Net sales				Operating income			
SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
Sweden	715	565	2,046	2,109	63	20	137	–15
Norway	333	334	1,234	1,024	27	22	122	83
Denmark	0	111	0	313	0	27	0	61
Finland	457	570	1,609	1,441	45	26	146	65
Poland	32	66	116	159	–1	–10	10	–26
Czech Republic	103	21	523	517	31	27	105	79
International	81	97	286	276	5	12	4	12
Total	**1,721**	**1,764**	**5,814**	**5,839**	**170**	**124**	**524**	**259**

	Capital employed, closing balance		Return on capital employed[1]	
SEK M	Dec 31 2004	Dec 31 2003	Dec 31 2004	Dec 31 2003
Sweden	537	561	25.9	–1.6
Norway	741	823	14.7	8.9
Denmark	0	313	0	17.0
Finland	666	719	23.4	8.9
Poland	105	158	7.7	–12.2
Czech Republic	236	130	48.6	64.5
International	81	53	8.6	19.8
Total	**2,366**	**2,757**	**21.5**	**7.8**

1 Rolling 12 moths

Project development – performance analysis before selling and administrative expenses

SEK M	Oct–Dec 2004	Oct–Dec 2003	Jan–Dec 2004	Jan–Dec 2003
SALE PRICE				
Commercial Project Development	547	2,498	4,645	7,572
Other commercial properties	298	490	533	803
Residential Project Development	1,185	1,477	4,143	4,581
Total	**2,030**	**4,465**	**9,321**	**12,956**
BOOK VALUE				
Commercial Project Development	362	1,856	3,130	5,173
Other commercial properties	180	449	383	731
Residential Project Development	989	1,323	3,505	4,010
Total	**1,531**	**3,628**	**7,018**	**9,914**
GROSS INCOME				
Commercial Project Development	185	642	1,515	2,399
Other commercial properties	118	41	150	72
Residential Project Development	196	154	638	571
Total	**499**	**837**	**2,303**	**3,042**

Breakdown of book value, current-assets properties, Dec 31, 2004

SEK M	Residential Project Development	Commercial Project Development	Other commercial properties	Total
Completed projects	652	4,419	132	5,203
Ongoing projects	608	419	322	1,349
Land bank	2,008	2,418	818	5,244
Total	**3,268**	**7,256**	**1,272**	**11,796**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2004	Occupancy rate, %
Completed properties	4,419	4,419	6,580	81
Projects completed in 2004	254	254	320	100
Ongoing projects	165	634	790	17
Subtotal	**4,838**	**5,307**	**7,690**	
Land bank	2,418	2,418		
TOTAL	**7,256**	**7,725**		

Effects of the transition to International Financial Reporting Standards (IFRS) on Skanska's accounting

Beginning with 2005, the Group will apply the International Financial Reporting Standards, (IFRS), which have been adopted by the European Commission.

Skanska's Three Month Report for January-March 2005 will be reported in compliance with IFRS.

Effect of the IFRS transition on major preliminary equity items

Group SEK M	Jan 1 2004	Dec 31 2004
Shareholders' equity according to Swedish accounting standards	14,169	16,066
Minority interests according to Swedish accounting standards	200	117
Total equity	**14,369**	**16,183**
IFRS-related changes in 2004 opening balance		
Reporting of pensions according to IAS 19	203	
Capitalized borrowing costs according to IAS 23	157	
Other items according to IAS 11, 16 and 38	-28	
	332	**332**
IFRS-related changes in 2004 income items		
Recovery of goodwill amortization according to IFRS 3		405
Goodwill writedowns according to IAS 36		-45
Adjustment in gain on divestments of Group companies and joint ventures according to IAS 21		234
Other adjustments		-69
		525
IFRS-related changes reported directly as part of shareholders' equity		
Translation differences on divested Group companies		-234
Other translation differences		-13
		-247
Total effect of IFRS transition during 2004[1]	332	610
Equity according to IFRS, 2004	**14,701**	**16,793**

1 All IFRS-related changes in equity are related to the portion of equity belonging to the shareholders. At year-end 2004 and in the 2005 opening balance, minority interests in equity according to IFRS are the same as according to Swedish accounting standards, SEK 117 M.

Upon the transition to IFRS, minority interests in equity will be reclassified and included in the shareholders' equity of the Group.

The IFRS-related change in the 2004 opening balance is mainly affected by International Accounting Standard IAS 19, "Employee benefits," and by IAS 23, "Borrowing costs."

Since 2003, the Group has applied the Swedish Financial Accounting Standards Council's recommendation RR 29, "Employee benefits." Skanska has chosen to apply the transitional rule in IFRS 1 when reporting according to IAS 19, "Employee benefits," which means that unreported actuarial gains and losses are re-set to zero against shareholders' equity on January 1, 2004. In the balance sheet on December 31, 2003, unreported actuarial gains amounted to SEK 288M. As a result, provisions for pensions are reduced by SEK 288 M and shareholders' equity increases by SEK 203 M, after taking deferred taxes into account. Operating income according to IFRS is marginally affected due to recovery of the 2004 payment of actuarial gains that is no longer required.

Actuarial losses during 2004 total about SEK 590 M. If and when the EU approves the decision recently made by the International Accounting Standards Board (IASB), the Group will report actuarial gains and losses continuously as part of shareholders' equity. If this occurs, the change in accounting principle will mean that provisions for pensions will increase by about SEK 590 M on January 1, 2005 and shareholders' equity will be reduced by about SEK 415 M after taking into account a deferred tax claim of about SEK 175 M. Operating income during 2005 will be affected marginally because payment of the actuarial losses will no longer be required.

Capitalization of interest expenses during the design and construction phase of fixed-asset and current-asset properties is applied with full retroactivity according to the transitional rules (IFRS 1). Skanska has then applied the alternative rule in Recommendation RR 21, "Borrowing costs," effective from 2002. Capitalization of interest expenses according to IAS 23 refers mainly to current-asset properties and a concession for a highway project in Chile. After taking the tax effect into account, shareholders' equity rises by SEK 157 M.

Application of IAS 38, "Intangible assets," related to capitalization of certain development expenses; IAS 16, "Tangible fixed assets," with regard to component depreciation; and accrual of capitalization of certain tender expenses according to IAS 11, "Construction contracts," affected shareholders' equity in the opening balance in small amounts.

According to the application of the transitional rule in IFRS 1 that Skanska chose for its transition to IFRS 3, "Business Combinations," the application is valid from January 1, 2004 onward. During 2004, the consolidated financial statements are affected by SEK 405 M in recovered goodwill amortization. In some cases, due to restored goodwill amortization, net sale value has been less than book value. Restored amortization makes it necessary to carry out goodwill writedowns totalling SEK –45 M.

IAS 21, "The effects of changes in foreign exchange rates," has an impact on the Group's divestments of Group companies and joint ventures during 2004. According to the transitional rule in recommendation RR 8, "Reporting of effects of changes in foreign exchange rates," accumulated translation differences in shareholders' equity were reported in the income statement in the amount of SEK –197 M in connection with divestments according to Swedish accounting standards during 2004. As a consequence of the transition rules in IFRS 1, accumulated translation differences are re-set at zero on January 1, 2004, resulting in an adjustment of SEK 234 M in accumulated translation differences related to Group companies divested in 2004. According to IFRS, the gain from divestments of Group companies thus increases by SEK 234 M, which is related to the recovery of SEK 234 M in negative translation differences reported in the income statement.

The application of IAS 39, "Financial instruments: Recognition and Measurement" that was chosen by Skanska means that the opening balance on January 1, 2005 will change going forward; the comparative figures for 2004 are not affected. According to IAS 39, financial derivatives such as interest rate swaps, forward rate agreements, embedded derivatives etc are stated at fair value in the balance

sheet. Skanska uses financial derivatives to adapt the interest refixing period on its net debt and to minimize its transaction exposure and translation exposure. The fair value of financial derivatives undergoes changes as market interest rates and currency exchange rates fluctuate. Reporting such items at fair value results in both positive figures and negative figures, depending on current market interest rates and exchange rates on the balance sheet date. The effect on January 1, 2005 implies a reduction in shareholders' equity of about SEK 10 M after taking into account deferred tax.

At year-end 2004, the balance sheet increases by about SEK 400 M as a consequence of the transition to IFRS. The transition to IAS 39 on January 1 increases the balance sheet total by approximately SEK 500 M more.

IFRS-related effects on key financial figures during 2004

Effect on 2004 opening balance, SEK M	According to Swedish GAAP	IFRS-related change	According to IFRS
Equity (including minority interests)	14,369	332	14,701
of which, minority interests	200		200
Capital employed	24,460	45	24,505
Net interest-bearing assets	150	287	437
Shareholders' portion of equity per share (shareholders' equity per share), SEK	33.90	0.80	34.70
Debt/equity ratio	0.0	0.0	0.0
Equity/assets ratio	21.5	0.5	22.0

Effect during 2004, SEK M	According to Swedish GAAP	IFRS-related change	According to IFRS
Net sales	121,263	0	121,263
Operating income	3,853	508	4,361
Shareholders' portion of net profit	2,648	525	3,173
Net profit per share, SEK	6.33	1.25	7.58
Return on capital employed, %	17.9	2.0	19.9
Return on shareholders' equity, %	17.5	2.9	20.4

Effect on 2004 closing balance, SEK M	Swdish GAAP Dec 31, 2004	According to IFRS-related change	According to IFRS Dec 31, 2004
Equity (including minority interests)	16,183	610	16,793
of which, minority interests	117		117
Capital employed	21,105	290	21,395
Net interest-bearing assets	7,499	320	7,819
Shareholders' portion of equity per share (shareholders' equity per share), SEK	38.39	1.45	39.84
Debt/equity ratio	–0.5	0.0	–0.5
Equity/assets ratio	25.9	0.8	26.7

The information compiled by Skanska concerning the transition was prepared according to the IFRS principles that are expected to be in force on December 31, 2005. IFRS is the object of continuing reviews and approvals by the EU, and changes may thus still occur.

SKANSKA

PRESS RELEASE



Skanska AB

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna, Sweden
Corp. ID 556000-4615

Public Company (publ)

Three month report, January–March 2005

Group highlights

SEK M	Jan-Mar 2005	Jan-Mar 2004
Revenue	25,484	26,033
of which revenue from divestments of properties in Commercial Project Development	*1,514*	*396*
Operating income	1,036	542
of which gains from divestments of properties in Commercial Project Development	*480*	*119*
of which income from discontinued operations	*13*	*48*
Income after financial items	1,095	504
Profit for the period	810	356
Earnings per share for the period, SEK	1.93	0.85
Capital employed, SEK bn	22.8	23.8
Equity, SEK bn	17.8	15.3
Net receivables (+)/Net debt (-), SEK bn	7.5	0.2
Return on capital employed, % [1]	23.6	17.7
Return on equity, % [1]	22.1	19.5
Operating cash flow before change in interest-bearing receivables and liabilities	-464	-126
Order bookings, SEK bn [2]	23.4	28.8
Order backlog, SEK bn [2]	119.0	118.9

1 Rolling 12 months
2 Refers to Construction

January-March 2005 compared to January-March 2004

- Revenue declined by 2 percent to SEK 25.5 billion (26.0). In Construction, revenue rose by 1 percent in local currencies.
- Operating income rose to SEK 1,036 M (542), mainly due to higher gains from property divestments than in the comparative period. Most units showed improved operating margins.
- During the period, properties in Denmark and Sweden with gross values of SEK 1,514 M (396) were divested. Gains from the divestments amounted to SEK 480 M (119).
- Income after net financial items rose to SEK 1,095 M (504).
- Profit for the period rose to SEK 810 M (356), which meant that earnings per share for the period amounted to SEK 1.93 (0.85).
- Order bookings declined by 19 percent, amounting to SEK 23.4 billion (28.8). Adjusted for currency rate effects, order bookings fell by 18 percent.

For further information, please contact:
Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Senior Vice President, Communications, Skanska AB, tel +46 8 753 88 38 or cell phone +46 70 543 88 38

This and previous press releases can also be found at www.skanska.com

Comments from Skanska's President and CEO Stuart Graham:

- The overall market situation was stable in most of our home markets.
- During the first quarter of 2005 we saw continued improvement in margins, both in Construction operations and in Residential Project Development. Commercial Project Development realized substantial gains resulting from the divestment of fully developed properties, and BOT continues to generate value in its ongoing projects.
- Order bookings in the first quarter were weak but one quarter is too short a period to assess the business. We have a significant portfolio of projects in USA Building, UK and Poland where we are either the preferred bidder or have been selected by the customer pending financial close. We expect many of these to be entered into order bookings in the coming quarters.

Market outlook

Construction investments in several of Skanska's markets are continuing to show signs of recovery. In the Nordic countries, the situation is cautiously positive. Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing growth. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing, but in other segments of importance to Skanska, British investment volume is low. In the United States, investment activity in industrial and commercial construction remains at a low level. The outlook for industrial construction in the U.S. has still not improved. The market in the healthcare and educational sectors has plateaued at a high level.

Civil construction in most of Skanska's markets is showing continued signs of recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. Such a decision is expected during the late spring to early summer. The volume of projects out for tender is low, and there is keen competition for the projects that are initiated. The trend of the Norwegian civil construction market is positive, driven by projects for the oil industry as well as BOT investments in highways. In Finland, civil construction is growing. The Czech Republic and Poland are showing continued good growth, among other things due to EU membership. In Latin America, economic recovery is continuing, with a good outlook for electrical power projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and Norway. At the same time, late entrants to the market may lead to oversupply. In Sweden, there is heavy demand for residential units in the medium and lower price segments.

The vacancy rates in the Scandinavian and Central European office markets are expected to decline somewhat during 2005. Rent levels are expected to remain squeezed until vacancy rates have stabilized at a lower level. Skanska has experienced a substantial increase in leasing activities, which in the longer term should lead to new projects being initiated. In Scandinavia as well as in Central Europe there is a continued good demand from the investment market for properties with efficient space in the right locations.

Order bookings and backlog in Construction, SEK bn


150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q1 '03
Q2 '03
Q3 '03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Revenue, rolling 12 month basis

Order bookings

Order bookings declined by 19 percent and amounted to SEK 23.4 billion (28.8). Adjusted for currency rate effects, order bookings declined by 18 percent. In the comparative period, among other things Skanska signed very large contracts in Sweden related to the rail tunnel through the Halland Ridge (Hallandsåsen) and in Norway connected to the Ormen Lange offshore gas field. During the first quarter of 2005, among the assignments that Skanska received was to plan, design and extend the M1 motorway in the United Kingdom, a contract in which Skanska's share is valued at SEK 1.3 billion. Skanska also signed an eight-year partnering agreement related to replacement of the network of gas distribution mains in north London. Skanska's total commitment over an eight-year period is valued at SEK 2.6 billion. In Brazil, Skanska signed contracted related to construction of a delayed coking unit at an oil refinery, worth about SEK 1 billion.

Order backlog

Order backlog was nearly unchanged, amounting to SEK 119.0 billion (118.9) at the end of the report period. Adjusted for currency rate effects, order backlog rose by 3 percent. Order backlog was equivalent to about 13 (12) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Mar 2005	Jan-Mar 2004
Revenue		
Construction	22,768	22,996
Residential Project Development	1,429	1,295
Commercial Project Development	1,851	624
BOT	6	5
Central and eliminations	-789	-672
Discontinued operations	219	1,785
Skanska Group	**25,484**	**26,033**
Operating income		
Construction	318	273
Residential Project Development	137	117
Commercial Project Development[1]	691	166
BOT	-9	-3
Central	-93	-86
Eliminations[1]	-21	27
Discontinued operations		
-earnings before interest and taxes	13	48
-gains from divestments	0	0
Operating income	**1,036**	**542**
Net interest	52	-33
Other net financial items	7	-5
Net financial items	**59**	**-38**
Income after financial items	**1,095**	**504**
Taxes	-285	-148
Profit for the period	**810**	**356**
Attributable to		
Equity holders	807	356
Minority interest	3	0
Earnings per share for the period	1.93	0.85
1 Of which gains from divestments of commercial properties reported in Commercial Project Development	476	75
Eliminations	4	44

Revenue totaled SEK 25.5 M (26.0), a decline of 2 percent. Adjusted for currency rate effects, revenue declined by 1 percent. Revenue of the Construction business stream rose by 1 percent in local currencies.

Operating income nearly doubled, amounting to SEK 1,036 M (542). Currency rate effects contributed positively to operating income in the amount of SEK 2 M. In the Construction business stream, operating income rose by 16 percent and amounted to SEK 318 M (273). The operating margin rose to 1.4 (1.2) percent. Residential Project Development increased its operating income by 17 percent to SEK 137 M (117). Practically all markets reported improved earnings, and the operating margin in the business stream rose to 9.6 (9.0) percent. The contribution to earnings from the Commercial Project Development business stream quadrupled. This increase was partly attributable to a large divestment volume of completed properties than in the comparative period. For ongoing projects that were divested during 2004, Skanska applies the percentage of completion principle of accounting, which had a positive effect on operating income during the period. Operating income in Commercial Project Development also included SEK 125 M related to payments for leases that were terminated early. Gains from property divestments amounted to SEK 480 M (119). The operating income of Skanska BOT totaled SEK -9 M (-3).

Corporate overhead totaled SEK -93 M (-86). The item "Discontinued operations" mainly includes operating income from those Swedish businesses that Skanska plans to divest during 2005. This applies to Flexator, Temporent, Skanska Prefab Mark and Skanska Glasbyggarna.

Net interest items improved as a consequence of Skanska's strengthened financial position and amounted to SEK 52 M (-33). Capitalization of interest expenses in ongoing projects totaled SEK 7 M (14). Other financial items totaled SEK 7 M (-5) and mainly consisted of currency rate differences.

Income after net financial items amounted to SEK 1,095 M (504). Taxes for the period amounted to SEK -285 M (-148), equivalent on an annualized basis to a tax expense of about 26 (29) percent. The comparatively low tax rate is mainly explained by lower nominal tax rates in certain home markets (for example Finland and the Czech Republic) as well as the positive tax effect from the discontinuation of subsidiaries outside Sweden. Profit for the period more than doubled, amounting to SEK 810 M (356). Earning per share for the period totaled SEK 1.93 (0.85).

Investments and divestments

SEK M	Jan-Mar 2005	Jan-Mar 2004
Investments	-1,450	-1,284
Divestments	2,711	1,606
Net investments[1]	1,261	322

1 Of which strategic investments/divestments	-15	-28

In the Construction business stream, investments rose to SEK -438 M (-185). This item was mainly related to investments in non-current assets for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -243 M (-39). In Residential Project Development, investments fell to SEK -644 M (-798). Net divestments in this business stream were SEK 352 M (176). Investments rose in Commercial Project Development and amounted to SEK -218 M (-181). Divestments in this business stream were substantially higher than during the same period last year and totaled SEK 1,514 M (396). Net divestments in Commercial Project Development totaled SEK 1,296 M (215). Investments in the form of equity and subordinated receivables in the BOT portfolio amounted to SEK -140 M (-18).

The Group's total investments were 13 percent higher than in the comparative period, amounting to SEK -1,450 M (-1,284). Divestments totaled SEK 2,711 M (1,606), and the Skanska Group's net amount of investments (-) and divestments (+) was SEK +1,261 M (+322).

Operating cash flow and change in interest-bearing net receivables/net debt

SEK M	Jan-Mar 2005	Jan-Mar 2004
Cash flow from business operations and net strategic investments by business stream		
Construction	-1,524	-163
Residential Project Development	225	125
Commercial Project Development	2,230	367
BOT	-173	-57
Central and eliminations	-187	-127
Discontinued operations	-138	241
Cash flow before taxes, financial operations and dividends	**433**	**386**
Taxes paid	-823	-453
Net interest items and other financial items	-72	-38
Dividend etc.	-2	-21
Cash flow before change in interest-bearing receivables and liabilities	**-464**	**-126**
Translation differences, net receivables/net debt	21	-128
Reclassification and change in accounting principle, interest-bearing net receivables/net debt	113	0
Interest-bearing liabilities acquired/divested	-29	-9
Effects of IAS 39	103	-
Other changes, interest-bearing net receivables/net debt	-25	3
Change in interest-bearing net receivables/net debt	**-281**	**-260**

Cash flow before taxes, financing operations and dividends rose by 12 percent compared to the same period last year, amounting to SEK 433 M (386). The weaker cash flow in the Construction business stream was partly explained by negative cash flow effects related to the project writedowns carried out in the United Kingdom and the United States during the fourth quarter of last year. There are also seasonal variations to changes in working capital where the first quarter normally is the weakest and the fourth quarter is the strongest. In Residential Project Development, cash flow rose by 80 percent to SEK 225 M (125). Commercial Project Development reported an improved cash flow amounting to SEK 2,230 M (367), due to a higher volume of property divestments than in the comparative period. In Skanska BOT, cash flow from operations totaled SEK -173 M (-57). The difference was explained by investments in equity and subordinate receivables in the BOT portfolio.

Taxes paid amounted to SEK -823 M (-453). The increase was explained by a supplementary tax payment amounting to SEK 600 M relating to withdrawal of tax allocation reserves. Dividends and adjustments of minority interest amounted to SEK -2 M (-21). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -464 M (-126).

Financial position

The Group's interest-bearing net cash surplus shrank by SEK 281 M, amounting to SEK 7,488 M (177) at the close of the report period. At the end of the period, the gross amount of interest-bearing loans and credits as well as interest-bearing pensions and liabilities classified as held for sale was SEK 4.9 billion (8.4).

At the end of the period, capital employed amounted to SEK 22.8 billion (23.8).

During the quarter, the equity of the Group rose by SEK 1 billion to SEK 17.8 billion (15.3). The net debt/equity ratio amounted to -0.4 (0.0) and the equity/assets ratio was 28.4 (23.4) percent.

Total assets in the consolidated balance sheet fell to SEK 62.8 billion (63.4). Currency rate effects increased total assets by SEK 1.5 billion.

The book value of current-asset properties amounted to SEK 11.2 billion (14.0), of which commercial properties in project development operations accounted for SEK 6.6 billion (9.4). See the table on page 15.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	**Jan-Mar 2005**	**Jan-Mar 2004**	**Mar 31 2005**	**Mar 31 2004**	**Dec 31 2004**
U.S. dollar	6.92	7.35	7.05	7.57	6.62
British pound	13.09	13.50	13.28	13.89	12.70
Norwegian crown	1.10	1.06	1.11	1.10	1.09
Euro	9.08	9.18	9.14	9.26	9.00

Personnel

The number of employees in the Group was 52,866 (66,992), measured as the average number of employees.

Accounting principles and changes in accounting practices

Beginning with 2005, the Skanska Group is applying International Financial Reporting Standards (IFRS) in its financial reporting. The Interim Report has been prepared in accordance with IAS 34, "Interim financial reporting" and in accordance with the IFRS principles that are expected to be applied on December 31, 2005. IFRS is subject to continuous review, and changes may thus occur during 2005. Accounting practices, differences from earlier Swedish generally accepted accounting practices (GAAP) and a detailed presentation of their financial effects as well as recalculated comparative figures are provided in "Reporting in accordance with the International Financial Reporting Standards (IFRS)," which was published via press release on April 11, 2005 and is available at www.skanska.com.

In conjunction with the transition to IFRS, goodwill amounting to SEK 428 M has been transferred from the Construction business stream to Residential Project Development.

The application of IAS 39 has for Skanska led to an extended gross accounting of financial income and expenses.

Effective from January 1, 2005, Skanska has also changed its principle for reporting of contingencies (formerly contingent liabilities). The amount of completion guarantees is included until the project is handed over to the customer, which normally occurs upon approval of final inspection. Contingent liabilities are calculated as the contract value less the value of the portion carried out. The guarantee amount was previously unchanged until the guarantee formally expired. The guarantee amount is not reduced by offsetting against still unreceived payment from the customer. Likewise, guarantees received from subcontractors and material suppliers are not taken into account. In the case of the Skanska Group, this change affects recognition of the Group's liability for the portion of the commitments of construction consortia borne by consortium members outside the Group. Reciprocal guarantees that have been received concerning the share of joint and several liability borne by external consortium members are not taken into account. Tax cases, court and arbitration proceedings are no longer included in contingency amounts. Instead a separate description is provided.

The definitions of the following key financial ratios have changed due to the transition to IFRS:

Earnings per share	Profit/loss for the period attributable to equity holders of Skanska, divided by the average number of shares
Equity per share	Visible equity attributable to equity holders of Skanska, divided by the number of shares
Return on equity	Profit/loss attributable to equity holders of Skanska as a percentage of average visible equity attributable to equity holders of Skanska

For other key financial ratios, see the Annual Report for 2004.

Other matters

After an "intermediate judgment" in Sweden's Market Court in September 2004, it was clarified that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e. also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than the autumn of 2006. No new information has emerged either in the corresponding Finnish legal action or in cases where individual Swedish municipalities have sued construction companies, among them Skanska, maintaining they have suffered damage from alleged cartels.

Events after the close of the report period

As of today (April 28), Skanska has carried out property divestments worth SEK 1,091 M during the second quarter, with capital gains amounting to SEK 550 M.

Financial reports about the 2005 financial year

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com and can also be ordered from Skanska AB, Investor Relations.

The Group's reports related to 2005 will be published on the following dates:

July 28, 2005 Six Month Report

November 3, 2005 Nine Month Report

February 16, 2006 Year-end Report

Solna, April 28, 2004

STUART E. GRAHAM

President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

GROUP

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	25,484	26,033	120,714	121,263
Cost of sales	-22,928	-23,807	-110,827	-111,706
Gross income	**2,556**	**2,226**	**9,887**	**9,557**
Selling and administrative expenses	-1,543	-1,712	-6,782	-6,951
Income from divestments of discontinued operations	0	0	1,587	1,587
Income from joint ventures and associated companies	23	28	163	168
Operating income	**1,036**	**542**	**4,855**	**4,361**
Interest income	322	72	534	284
Interest expenses	-270	-105	-497	-332
Net interest	*52*	*-33*	*37*	*-48*
Other net financial items	7	-5	26	14
Net financial items	**59**	**-38**	**63**	**-34**
Income after financial items	**1,095**	**504**	**4,918**	**4,327**
Taxes	-285	-148	-1,278	-1,141
Profit for the period	**810**	**356**	**3,640**	**3,186**
Attributable to:				
Equity holders	807	356	3,624	3,173
Minority interest	3	0	16	13
Key financial figures				
Earnings per share, SEK	1.93	0.85	8.66	7.58
Average number of shares	418,533,072	418,533,072	418,533,072	418,533,072
Depreciation, non-current assets	-255	-327	-1,177	-1,249
Writedown, goodwill	0	-8	-160	-168
Return on capital employed, %	23.7	17.7	23.7	19.9
Return on equity, %	22.1	19.5	22.1	20.4
Average number of employees	52,866	66,992	52,866	83,803

CONTINUING OPERATIONS SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Revenue	25,265	24,248	117,274	116,257
Cost of sales	-22,754	-22,217	-107,233	-106,696
Gross income	**2,511**	**2,031**	**10,041**	**9,561**
Selling and administrative expenses	-1,511	-1,551	-6,303	-6,343
Income from divestments of discontinued operations	0	0	0	0
Income from joint ventures and associated companies	23	14	165	156
Operating income	**1,023**	**494**	**3,903**	**3,374**
Net financial items	**66**	**-34**	**86**	**-14**
Income after financial items	**1,089**	**460**	**3,989**	**3,360**
Taxes	-255	-132	-1,218	-1,095
Profit for the period	**834**	**328**	**2,771**	**2,265**
Earnings per share, SEK	1.99	0.78	6.59	5.38

DISCONTINUED OPERATIONS SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Revenue	219	1,785	3,440	5,006
Cost of sales	-174	-1,590	-3,594	-5,010
Gross income	**45**	**195**	**-154**	**-4**
Selling and administrative expenses	-32	-161	-479	-608
Income from divestments of discontinued operations	0	0	1,587	1,587
Income from joint ventures and associated companies	0	14	-2	12
Operating income	**13**	**48**	**952**	**987**
Net financial items	**-7**	**-4**	**-23**	**-20**
Income after financial items	**6**	**44**	**929**	**967**
Taxes	-30	-16	-60	-46
Profit for the period	**-24**	**28**	**869**	**921**
Earnings per share, SEK	-0.06	0.07	2.07	2.20

SUMMARY CASH FLOW STATEMENT SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Cash flow from operating activities	-76	98	6,345	6,519
Cash flow from investing activities	-410	679	117	1,206
Cash flow from financing activities	-171	-1,712	-4,263	-5,804
Cash flow for the period	**-657**	**-935**	**2,199**	**1,921**

of which discontinued operations SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Cash flow from operating activities	-136	230	-300	66
Cash flow from investing activities	36	3	2,381	2,348
Cash flow from financing activities	101	-353	377	-77
Cash flow for the period	**1**	**-120**	**2,458**	**2,337**

CHANGES IN SHAREHOLDERS' EQUITY SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004- Mar 2005	Jan-Dec 2004
Opening balance (IFRS excl IAS 39)	16,793	14,701	15,324	14,701
Change to IAS 39, opening balance 2005	-11	-	-11	-
Dividend	0	0	-1,256	-1,256
Translation differences	286	282	262	258
Effects of IAS 39 Hedge accounting	-42	-	-42	-
Change, minority interest	1	-15	-80	-96
Profit for the period	810	356	3,640	3,186
Closing balance	**17,837**	**15,324**	**17,837**	**16,793**

Group net investments

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
OPERATIONS - INVESTMENTS				
Intangible assets	-2	-22	-18	-38
Property, plant and equipment	-301	-223	-1,209	-1,131
Assets in BOT operations	-140	-18	-310	-188
Shares	-2	0	-8	-6
Current-asset properties	-968	-993	-5,241	-5,266
of which Residential Project Development	*-640*	*-819*	*-3,486*	*-3,665*
of which Commercial Project Development	*-216*	*-177*	*-1,370*	*-1,331*
of which other commercial properties	*-112*	*3*	*-385*	*-270*
Investments	**-1,413**	**-1,256**	**-6,786**	**-6,629**
OPERATIONS - DIVESTMENTS				
Intangible assets	2	10	-6	2
Property, plant and equipment	121	139	617	635
Assets in BOT operations	0	0	7	7
Shares	2	0	14	12
Current-asset properties	2,564	1,457	10,428	9,321
of which Residential Project Development	*994*	*999*	*4,138*	*4,143*
of which Commercial Project Development	*1,514*	*396*	*5,763*	*4,645*
of which other commercial properties	*56*	*62*	*527*	*533*
Divestments	**2,689**	**1,606**	**11,060**	**9,977**
Net investments in operations	**1,276**	**350**	**4,274**	**3,348**
STRATEGIC INVESTMENTS				
Businesses	-37	-27	-145	-135
Shares	0	-1	0	-1
Strategic investments	**-37**	**-28**	**-145**	**-136**
STRATEGIC DIVESTMENTS				
Businesses	7	0	2,085	2,078
Shares	15	0	494	479
Strategic divestments	**22**	**0**	**2,579**	**2,557**
Net strategic investments	**-15**	**-28**	**2,434**	**2,421**
TOTAL NET INVESTMENTS	**1,261**	**322**	**6,708**	**5,769**
Depreciation, non-current assets	-255	-327	-1,177	-1,249

Consolidated operating cash flow statement

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Cash flow from business operations before change in working capital	599	565	2,017	1,983
Change in working capital	-2,155	-501	-135	1,519
Net investments in business operations	1,276	350	4,274	3,348
Cash flow adjustment, net investments	728	0	675	-53
Taxes paid in business operations	-844	-435	-1,420	-1,011
Cash flow from business operations	**-396**	**-21**	**5,411**	**5,786**
Net interest items and other financial items	-72	-38	-68	-34
Taxes paid in financing operations	22	11	21	10
Cash flow from financing operations	**-50**	**-27**	**-47**	**-24**
CASH FLOW FROM OPERATIONS	**-446**	**-48**	**5,364**	**5,762**
Net strategic investments	-15	-28	2,434	2,421
Taxes paid on net strategic investments	-1	-29	-1	-29
Cash flow from net strategic investments	**-16**	**-57**	**2,433**	**2,392**
Dividend etc.	-2	-21	-1,269	-1,288
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-464**	**-126**	**6,528**	**6,866**
Change in interest-bearing receivables and liabilities	-193	-809	-4,329	-4,945
CASH FLOW FOR THE PERIOD	**-657**	**-935**	**2,199**	**1,921**
Liquid assets at the beginning of the period	8,868	7,037	6,226	7,037
Exchange rate differences in liquid assets	112	124	-102	-90
Liquid assets at the end of the period	**8,323**	**6,226**	**8,323**	**8,868**
Change in interest-bearing net receivables/net debt	-281	-260	7,361	7,382

Balance sheet

SEK M	Mar 31 2005	Mar 31 2004	*Jan 1 2005*	Dec 31 2004
ASSETS				
Non-current assets				
Property, plant and equipment	5,104	6,505	4,978	5,507
Goodwill	4,055	4,456	3,899	3,899
Intangible assets	536	561	535	535
Investments accounted for using the equity method	883	1,458	862	862
Financial assets[1]	1,426	1,585	1,253	1,137
Deferred tax assets	1,194	1,681	1,442	1,455
Total non-current assets	**13,198**	**16,246**	***12,969***	**13,395**
Current assets				
Current-asset properties[2]	11,174	13,985	11,935	11,948
Inventories	603	1,134	605	732
Financial receivables	2,734	879	2,771	2,490
Tax receivables	287	298	269	269
Costs and earnings in excess of invoicing	5,458	5,616	3,653	3,579
Trade and other receivables	20,185	21,054	21,457	21,622
Short-term investments	2,013	457	3,053	3,053
Cash and cash equivalents	6,298	5,769	5,794	5,815
Assets classified as held for sale	844	0	869	0
Total current assets	**49,596**	**49,192**	***50,406***	**49,508**
TOTAL ASSETS	**62,794**	**65,438**	***63,375***	**62,903**
of which interest-bearing non-current assets	*1,352*	*1,510*	*1,179*	*1,063*
of which interst-bearing assets held for sale	*12*	*0*	*21*	*0*
of which interest-bearing current assets	*11,045*	*7,105*	*11,618*	*11,358*
	12,409	*8,615*	*12,818*	*12,421*
EQUITY				
Equity attributable to equity holders	17,716	15,139	16,665	16,676
Minority interest	121	185	117	117
Total equity	**17,837**	**15,324**	***16,782***	**16,793**
LIABILITIES				
Non-current liabilities				
Loans and borrowings	3,073	5,556	3,300	3,046
Pensions	517	1,500	518	522
Deferred tax liabilities	2,413	3,104	2,708	2,744
Provisions	136	156	135	135
Total non-current liabilities	**6,139**	**10,316**	***6,661***	**6,447**
Current liabilities				
Loans and borrowings	1,273	1,363	1,197	1,006
Tax liabilities	421	339	994	998
Provisions	2,408	3,125	2,722	2,727
Invoicing in excess of costs and earnings	11,075	9,959	10,471	10,428
Trade and other payables	23,320	25,012	24,224	24,504
Liabilities classified as held for sale	321	0	324	0
Total current liabilities	**38,818**	**39,798**	***39,932***	**39,663**
TOTAL EQUITY AND LIABILITIES	**62,794**	**65,438**	***63,375***	**62,903**
of which interest-bearing loans and borrowings	*4,346*	*6,919*	*4,497*	*4,052*
of which interest-bearing pensions and provisions	*561*	*1,519*	*546*	*550*
of which interest-bearing liabilities held for sale	*14*	*0*	*6*	*0*
	4,921	*8,438*	*5,049*	*4,602*

Key financial figures				
Capital employed, closing balance	22,758	23,762	21,831	21,395
Capital employed, average	22,986	26,319	23,446	23,391
Equity/assets ratio, %	28.4	23.4	26.5	26.7
Net receivables (+)/net debt (-), SEK m	7,488	177	7,769	7,819
Debt/equity ratio	0	0	0	0

1 of which interest-bearing receivables	1,352	1,510	1,179	1,063
of which shares	74	75	74	74
2 **Current-asset properties**				
Commercial Project Development	6,637	9,428	7,395	7,408
Other commercial properties	1,384	1,351	1,272	1,272
Residential Project Development	3,153	3,206	3,268	3,268
	11,174	13,985	*11,935*	11,948

Note Contingent liabilities

Contingent liabilities amounted to SEK 7.4 billion on Jan 1, 2005 according to changed accounting practices. No important events occurred during the quarter.

Regarding tax cases, court and arbitration proceedings, major ongoing legal proceedings were described in Note 32 in the Annual Report of 2004. No important events occurred during the first quarter of 2005.

Additional information

Business streams

Construction

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	22,768	22,996	107,749	107,977
Gross income	**1,543**	**1,548**	**6,675**	**6,680**
Selling and administrative expenses	-1,234	-1,281	-5,160	-5,207
Income from joint ventures and associated companies	9	6	42	39
Operating income	**318**	**273**	**1,557**	**1,512**
Investments	-438	-185	-1,583	-1,330
Divestments	195	146	1,127	1,078
Net investments	**-243**	**-39**	**-456**	**-252**
Cash flow from operations before investments and change in working capital	544	480	2,301	2,237
Change in working capital	-1,875	-609	636	1,902
Net investments in operations	-226	-39	-453	-266
Cash flow adjustment, net investments	50	5	123	78
Operating cash flow from business operations [1]	-1,507	-163	2,607	3,951
Strategic net investments	-17	0	-3	14
Cash flow	**-1,524**	**-163**	**2,604**	**3,965**
Gross margin, %	6.8	6.7	6.2	6.2
Selling and administrative expenses, %	-5.4	-5.6	-4.8	-4.8
Operating margin %	1.4	1.2	1.4	1.4
Capital employed, SEK bn	5.0	7.1	5.0	3.6
Return on capital employed (RoCE), %	29.0	21.6	29.0	24.4
Order bookings, SEK bn	23.4	28.8	110.6	116.0
Order backlog, SEK bn	119.0	118.9	119.0	113.5
Employees	51,078	52,326	51,078	51,583

1 Before taxes, financing operations and dividends

Residential Project Development

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	1,429	1,295	5,948	5,814
Gross income	**221**	**189**	**853**	**821**
Selling and administrative expenses	-84	-72	-317	-305
Income from joint ventures and associated companies	0	0	12	12
Operating income	**137**	**117**	**548**	**528**
Investments	-644	-798	-3,522	-3,676
Divestments	996	974	4,107	4,085
Net investments	**352**	**176**	**585**	**409**
Cash flow from operations before investments and change in working capital	-50	-46	-73	-69
Change in working capital	12	90	-202	-124
Net investments in operations	352	176	585	409
Cash flow adjustment, net investments	-89	-95	94	88
Operating cash flow from business operations [1]	225	125	404	304
Strategic net investments	0	0	0	0
Cash flow	**225**	**125**	**404**	**304**
Operating margin, %	9.6	9.0	9.2	9.1
Capital employed, SEK bn	2.8	2.8	2.8	2.8
Return on capital employed (RoCE), %	19.4	9.6	19.4	20.7
Employees	621	641	621	739

1 Before taxes, financing operations and dividends

Commercial Project Development

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	1,851	624	6,811	5,584
Gross income	**744**	**228**	**2,389**	**1,873**
Selling and administrative expenses	-54	-57	-212	-215
Income from joint ventures and associated companies	1	-5	-35	-41
Operating income	**691**	**166**	**2,142**	**1,617**
of which gain from divestments of properties[1]	476	75	1,823	1,422
of which operating net, completed properties	251	134	621	504
of which writedowns/reversal of writedowns	0	0	-98	-98
Investments	-218	-181	-1,373	-1,336
Divestments	1,514	396	5,833	4,715
Net investments	**1,296**	**215**	**4,460**	**3,379**
Cash flow from operations before investments and change in working capital	214	105	446	337
Change in working capital	-48	-44	-155	-151
Net investments in operations	1,297	218	4,457	3,378
Cash flow adjustment, net investments	767	91	457	-219
Operating cash flow from business operations before taxes[2]	2,230	370	5,205	3,345
Strategic investments	0	-3	4	1
Cash flow	**2,230**	**367**	**5,209**	**3,346**
Capital employed, SEK bn	7.6	9.5	7.6	7.8
Return on capital employed (RoCE), %	24.8	22.3	24.8	17.7
Employees	124	136	124	129

1 Additional gain included in eliminations was	4	44	32	72

2 Before taxes, financing operations and dividends

BOT

SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Revenue	6	5	34	33
Gross income	**-2**	**-3**	**-11**	**-12**
Selling and administrative expenses	-19	-13	-76	-70
Income from joint ventures and associated companies	12	13	112	113
Operating income	**-9**	**-3**	**25**	**31**
of which gains from divestments of projects	0	0	0	0
Investments	-140	-18	-310	-188
Divestments	0	0	6	6
Net investments	**-140**	**-18**	**-304**	**-182**
Cash flow from operations before investments and change in working capital	-22	-16	-24	-18
Change in working capital	-11	-23	-3	-15
Net investments in operations	-140	-18	-304	-182
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations [1]	-173	-57	-331	-215
Strategic investments	0	0	0	0
Cash flow	**-173**	**-57**	**-331**	**-215**
Capital employed, SEK bn	1.7	1.4	1.7	1.5
Return on capital employed (RoCE), %	2.8	4.4	2.8	3.3
Employees	45	39	45	40

1 Before taxes, financing operations and dividends

At the end of the report period, the book value of shares, participations and subordinated receivables in BOT operations totaled about SEK 1.5 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 0.9 billion. The increase since year-end 2004 was attributable to currency effects.

Construction, by business/reporting unit

SEK M	Revenue Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Sweden	4,287	4,135	20,671	20,519
Norway	2,441	1,891	9,190	8,640
Denmark	929	777	3,788	3,636
Finland	1,467	1,602	7,488	7,623
Poland	599	384	4,185	3,970
Czech Republic	1,591	1,126	8,371	7,906
UK	2,148	3,055	10,117	11,024
USA Building	6,491	6,154	27,938	27,601
USA Civil	1,807	2,996	11,217	12,406
Latin America	718	543	2,960	2,785
International [1]	290	333	1,824	1,867
Total	**22,768**	**22,996**	**107,749**	**107,977**

1 International includes operations in Russia as well as International Projects.

	Operating income				Operating margin, %			
SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Sweden	80	53	606	579	1.9	1.3	2.9	2.8
Norway	53	41	227	215	2.2	2.2	2.5	2.5
Denmark	17	10	60	53	1.8	1.3	1.6	1.5
Finland	10	12	261	263	0.7	0.7	3.5	3.5
Poland	2	-27	130	101	0.3	-7.0	3.1	2.5
Czech Republic	48	43	373	368	3.0	3.8	4.5	4.7
UK	72	101	23	52	3.4	3.3	0.2	0.5
USA Building	48	39	-404	-413	0.7	0.6	-1.4	-1.5
USA Civil	13	11	220	218	0.7	0.4	2.0	1.8
Latin America	21	23	116	118	2.9	4.2	3.9	4.2
International [1]	-46	-33	-55	-42	-15.9	-9.9	-3.0	-2.2
Total	**318**	**273**	**1,557**	**1,512**	**1.4**	**1.2**	**1.4**	**1.4**

	Order backlog			Order bookings			
SEK M	Mar 31 2005	Mar 31 2004	Dec 31 2004	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Sweden	16,209	16,589	15,485	4,988	7,886	20,141	23,039
Norway	6,608	6,586	7,371	1,715	2,644	9,266	10,195
Denmark	2,420	1,979	2,157	989	792	3,715	3,518
Finland	5,050	5,116	4,854	1,576	1,427	7,465	7,316
Poland	4,402	3,144	3,844	1,097	817	4,839	4,559
Czech Republic	12,818	8,758	13,047	919	2,368	11,461	12,910
UK	16,516	12,750	13,318	4,700	1,116	14,434	10,850
USA Building	37,760	42,898	36,577	5,276	9,263	25,712	29,699
USA Civil	12,902	16,285	12,116	1,791	1,180	8,853	8,242
Latin America	2,760	2,122	2,885	413	505	3,832	3,924
International	1,511	2,628	1,844	-43	821	892	1,756
Total	**118,956**	**118,855**	**113,498**	**23,421**	**28,819**	**110,610**	**116,008**

Residential Project Development, by business/reporting unit

	Revenue				Operating income[1]			
SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Sweden	495	397	2,144	2,046	31	26	141	136
Norway	384	311	1,307	1,234	35	31	126	122
Finland	386	378	1,617	1,609	39	24	166	151
Poland	21	33	104	116	-1	3	6	10
Czech Republic	97	119	501	523	33	29	109	105
International	46	57	275	286	0	4	0	4
Total	**1,429**	**1,295**	**5,948**	**5,814**	**137**	**117**	**548**	**528**

	Operating margin, %[1]				Return on capital employed[2]	
SEK M	Jan-Mar 2005	Jan-Mar 2004	Apr 2004-Mar 2005	Jan-Dec 2004	Apr 2004-Mar 2005	Jan-Dec 2004
Sweden	6.3	6.5	6.6	6.6	25.3	25.6
Norway	9.1	10.0	9.6	9.9	10.3	13.1
Finland	10.1	6.3	10.3	9.4	27.0	24.0
Poland	-4.8	9.1	5.8	8.6	5.2	7.7
Czech Republic	34.0	24.4	21.8	20.1	46.8	48.6
International	0.0	7.0	0.0	1.4	3.9	8.6
Total	**9.6**	**9.0**	**9.2**	**9.1**	**19.4**	**20.7**

1 Development profit only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of March 2005, there were 5,874 (6,024) residential units under construction. Of these, 73 (71) percent were sold. The number of completed unsold residential units totaled 287 (353). During the first quarter, construction started on 1,020 (1,080) units. The number of residential units sold during the first three months of the year was 1,340 (1,180).

The book value of current-asset properties in Residential Project Development totaled SEK 3.2 billion (3.2). A breakdown of book value can be seen in the table below. The book value of undeveloped land and development properties was SEK 2.1 billion. This is equivalent to building rights for about 15,000 residential units. There are also about 3,200 building rights in associated companies.

Breakdown of book value, current-asset properties, March 31, 2005

SEK M	Residential Project Development	Commercial Project Development	Other commercial properties	Total
Completed projects	610	4,233	131	4,974
Ongoing projects	482	210	383	1,075
Land bank	2,061	2,194	870	5,125
Total	**3,153**	**6,637**	**1,384**	**11,174**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2004	Occupancy rate, %
Completed properties	4,233	4,233	6,050	72
Ongoing projects	210	598	768	32
Subtotal	**4,443**	**4,831**	**6,818**	
Land bank	2,194	2,194		
TOTAL	**6,637**	**7,025**		

Commercial Project Development has four projects underway, two of them in Sweden. Ongoing projects represent leasable space of about 38,000 sq. m (409,000 sq. ft.) and are 32 percent pre-leased, measured in rent. At the end of the report period, the book value of ongoing projects amounted to SEK 0.2 billion (Dec. 2004: 0.2). Their book value upon completion is expected to total SEK 0.6 billion, with an estimated market value of SEK 0.8 billion. The degree of completion in ongoing projects is about 35 percent.

The book value of Skanska's portfolio of completed projects amounted to SEK 4.2 billion (Dec. 2004: 4.6), with an estimated market value, based on an appraisal dated December 2004, of about SEK 6.0 billion (Dec. 2004: 6.9). The occupancy rate, measured in rent, amounted to 72 percent.

The book value of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 2.2 billion (Dec. 2004: 2.4).

As of today (April 28), Skanska has carried out property divestments worth SEK 1,091 M during the second quarter, with capital gains amounting to SEK 550 M.





Report by the Board of Directors of Skanska AB (publ) on the proposal to the Annual Shareholders' Meeting 2005 for a Long-term Incentive Program - Share Award Plan

In order to implement the Share Award Plan, the Board of Directors proposes that the Shareholders' Meeting resolves in accordance with item a) – e) below. (The proposals have the same numbering as set out in the agenda for the Annual Shareholders' Meeting.) All the resolutions are proposed to be conditional upon each other and are therefore proposed to be adopted as a whole.

Adoption of a Share Award Plan (item 19 a)

The Board of Directors proposes that the Shareholders' Meeting resolves to adopt a Share Award Plan (the "Plan") for senior executives and other key employees of the Skanska Group. The Plan is expected to comprise up to 300 employees within the Group, including the Chief Executive Officer, the Chief Financial Officer, the Executive Vice Presidents, the Senior Vice Presidents and the Business Unit Presidents and their management teams. The purpose of the proposed Plan is to create shareholder value and to give incentives for retaining and recruiting qualified employees to the Skanska Group. The Plan is also expected to increase the employees' interest and involvement in Skanska's business and development and to give the present and future employees the opportunity of becoming shareholders in Skanska. In light of the above, the Plan is deemed to have a positive effect on the Skanska Group's future development and hence be advantageous both to the shareholders and to the company.

The Plan means that the employees may be granted share awards, which entitles the holder to receive Class B shares in the company free of charge if certain targets are met. The maximum allocation for each participant per grant year corresponds to 30 percent of the participant's annual base salary, expressed in a number of Class B shares at the average traded price over a two-week period starting one week after the release of the year-end report. The grant of share awards is conditional upon the fulfilment of certain decided performance conditions, which are based on the so-called Outperform targets approved by the Board of Directors. The Outperform targets consist of (i) financial targets on a Group level as well as on a business unit level and (ii) non-financial targets related to the respective business unit including achievements on health and safety, environment, business ethics, loss projects and management development. The Skanska Group Outperform targets for 2007 have already been approved by the Board of Directors and published. The published financial Outperform targets

for 2007 are intended to correspond with the Outperform targets for the Plan 2007. For 2005 the Board of Directors has already decided on the Plan's financial Outperform targets and for 2006 and 2007 the Board of Directors will finally decide on the targets for each year during the fourth quarter in 2005 and 2006 respectively. The financial Outperform targets for 2005 and 2006 are gradually raised towards the target for 2007. Based on the achievement of these targets, the number of share awards to be granted to each employee will be determined following the expiry of each financial year. The Board of Directors' proposal means that share awards are granted annually during a three-year period starting 2006 based on the outcome for the financial year 2005.

If the financial Outperform targets are achieved, the grant can still be reduced by up to a half, if the non-financial targets are not met.

The Group financial Outperform targets are the sum of the financial Outperform targets for each business unit. For an employee in a business unit to receive a grant the requirement is for the business unit to achieve its financial Outperform targets. For an employee on Group level to receive a grant the requirement is that the Skanska Group exceeds 90 percent of the level for the Group financial Outperform targets. The financial Outperform targets are set high for each business unit, and the sum of theses targets is very difficult to reach. The 10 percent reduction of the targets on Group level is made to adjust for this.

To illustrate how the size of the grant is calculated the following example is given: Suppose the financial Outperform target was achieved, but two (out of five) non-financial targets were not achieved, then the employee would be granted share awards to a value corresponding to 30 percent of the annual base salary minus 20 percent (two times ten percent reductions), giving a total grant of 24 percent of an annual base salary.

The Board of Directors proposes that share awards representing a maximum of 3,900,000 Class B shares will be granted to employees up to and including 2008, covering the performance for the years 2005 - 2007. The share awards give an entitlement to receive Class B shares in the company three years following the time of grant, the vesting period, and only if the employee is still employed within the Skanska Group. The share awards also include a right to be compensated for the value of dividends paid and other rights granted to the shareholders during the vesting period, by being granted additional Class B shares available under the Plan.

Furthermore, there are two other conditions, which have to be met in order for any grants to be made under the Plan, namely (i) that Skanska's ordinary dividend does not decrease in the grant year, due to earnings shortfall, compared to the previous financial year and (ii) that the consolidated EBIT must exceed a certain threshold specified by the Board of Directors.

In accordance with the above-mentioned guidelines, the Board of Directors shall be authorised to resolve the detailed terms and conditions for the Plan. The Board of Directors may, in that regard, make necessary adjustments to satisfy certain regulations or market conditions outside Sweden. The Board of Directors may also make other adjustments to the Plan if significant changes in the Skanska Group or in the markets result in a situation where the decided performance conditions for the Plan become inappropriate to use. The Plan has been prepared by Skanska's Compensation Committee in accordance with guidelines issued by the Board of Directors. The Committee has informed the Board of Directors of the preparation process on several occasions.

To ensure the delivery of Class B shares under the Plan, the Board of Directors proposes that a new class of shares is introduced, Class D shares. These shares may be redeemable and, upon the decision by the Board of Directors, reclassified into Class B shares. The Class D shares will not provide entitlement to dividend payment. The proposal of the Board of Directors means that the Shareholders' Meeting decides to authorise the Board of Directors to resolve on a directed issue of Class D shares to Skanska's main owner, AB Industrivärden (publ) or a wholly owned subsidiary of AB Industrivärden, and an authorisation for the Board of Directors to subsequently decide to repurchase the Class D shares from the main owner. The Class D shares will then be held by Skanska as treasury shares during the vesting periods, where after the appropriate number of Class D shares will be reclassified into Class B shares and subsequently be delivered to the holders of share awards.

The maximum costs for social security contributions or similar taxes that may arise in connection with the Plan are estimated to be a total amount corresponding to 600,000 Class B shares throughout the duration of the Plan. The Board of Directors proposes that an issue of additional 600,000 Class D shares, which are to be sold on the open market subsequent to reclassification into Class B shares, shall cover these costs as well as certain administrative costs. In the final year of each vesting period, the Board of Directors intends to make a proposal to the Shareholders' Meeting regarding authorisation to sell Class B shares on the open market in order to cover the costs mentioned above.

Additionally, in some countries Skanska is obligated to withhold tax on salary related income. As a consequence Skanska will sell Class B shares to cover for such taxes. The shares to be sold are included in the grants made to the employees.

If all share awards are fully granted, vested and reclassified into Class B shares, employees have been granted shares in the company representing a dilution effect of approximately 0.92 percent of the share capital and 0.59 percent of the votes on a fully diluted basis. Considering the number of shares intended to be sold in



order to cover social security contributions, similar taxes and administrative costs, the maximum dilution effect amounts to approximately 1.06 percent of the share capital and 0.68 percent of the votes on a fully diluted basis.

The maximum dilution of the share capital corresponds to a maximum cost of approximately SEK 360 M for the entire Plan.

The proposal of the Board of Directors to adopt the Plan means that employees within the Group are granted share awards entitling the holders to receive Class B shares in the company. According to the Act (1987:464) on Directed Placements in Stock Market Companies, etc., a resolution regarding approval of the Plan as set out above must be approved by shareholders representing at least ninety (90) percent of the shares and the number of votes represented at the Shareholders' Meeting.

Amendment of the Articles of Association (item 19 b)

The Board of Directors proposes that the Shareholders' Meeting resolves to amend the Articles of Association meaning the introduction of a new class of shares, named Class D shares, which gives an entitlement to one vote per share. Not more than 4,500,000 Class D may be issued and will not provide entitlement to dividend payment. The Board of Directors may reclassify the Class D shares into Class B shares. Customary provisions regarding primary and subsidiary preferential rights in connection with a cash issue shall apply to Class D shares. Class D shares shall be redeemable and imply a limited right to assets in connection with the company's dissolution, corresponding to the nominal value of the share adjusted per the day of distribution with an interest factor of STIBOR 30 days with the addition of 0.02 percentage points calculated from the day of payment of the subscription price.

The above-stated proposal means that sections 5 and 11 in the Articles of Association will be amended accordingly. The proposed new wording of the Articles of Association are set forth in Attachment 1.

Authorisation to resolve on an issue of Class D shares (item 19 c)

The Board of Directors proposes that during the period until the next Annual Shareholders' Meeting, the Shareholders' Meeting resolves to authorise the Board of Directors to increase the company's share capital by not more than SEK 13,500,000 by the issue of not more than 4,500,000 Class D shares, each with a par value of SEK 3.00. With disapplication of the shareholders' preferential rights, AB Industrivärden (publ) or any of its wholly owned subsidiaries may subscribe for the new shares at a subscription price corresponding to the par value of the shares. The purpose of the authorisation and the reason for the disapplication of the shareholders' preferential rights in connection with the issue of shares, is to

ensure the delivery of Class B shares to employees under the Plan, by way of Class D shares immediately being repurchased and in connection with the expiry of each vesting period being reclassified into Class B shares.

Authorisation to resolve to repurchase own Class D shares (item 19 d)

The Board of Directors proposes that during the period until the next Annual Shareholders' Meeting, the Shareholders' Meeting resolves to authorise, the Board of Directors to repurchase own Class D shares. The repurchase may only be effected by a public offer directed to all holders of Class D shares and shall comprise all outstanding Class D shares. The purchase may be effected at a purchase price corresponding to not less than SEK 3.00 and not more than SEK 3.10. Payment for the Class D shares shall be made in cash. The purpose of the repurchase is to ensure the delivery of Class B shares under the Plan and to cover administrative costs, social security contributions and similar taxes that may arise in connection with the Plan.

Transfer of own Class B shares (item 19 e)

Further, the Board of Directors proposes that the Shareholders' Meeting resolves that Class D shares that Skanska purchases by virtue of the authorisation to repurchase own shares in accordance with item 19 (d) above, following reclassification into Class B shares, may be transferred, free of charge, to employees within the Skanska Group that following the respective vesting period are entitled to shares in accordance with the Plan.

Solna, March 23, 2005

Skanska AB (publ)
The Board of Directors

ARTICLES OF ASSOCIATION
of
SKANSKA AB
(Corp Reg. No. 556000-4615)

adopted at the Statutory General Meeting of shareholders on February 25, 1887 and changed most recently at the Annual General Meeting on April ~~26, 2001~~7, 2005.

§ 1

The registered name of the Company is Skanska AB. The company is a public company (publ).

§ 2

The object of the Company's operation is, directly or through subsidiaries, to conduct operations focused on business areas in construction, building materials, energy, real estate and finance (but not operations mandated by legislation governing bank operations and credit companies) and other operations related to the above.

§ 3

The registered office of the Board of Directors is the Municipality of Malmö.

§ 4

The Company's share capital shall amount to not less than SEK 1,200,000,000 (one thousand two hundred million) and not more than SEK 4,800,000,000 (four thousand eight hundred million).

Each share shall have a par value of SEK 3 (three)

§ 5

The shares may be issued in ~~three~~ four series, designated Series A, Series B, ~~and~~ Series C and Series D. Series A shares may be issued in a number not exceeding 108,920.000, Series B shares in a number not exceeding 1,447,080.000, ~~and~~ Series C in a number not exceeding 44,000.000 and Series D shares in a number not exceeding 4,500,000. Series A and Series B shares carry equal rights to the Company's assets and profits.

Series C shares and Series D shares do not carry rights to dividends. In the event that the Company is liquidated, Series C shares and Series D shares shall carry the same rights as the other shares to participate in the Company's assets, but not in an amount higher than the par value of Series C shares and Series D shares, calculated to the day of distribution with an interest-rate factor equal to the 30-day STIBOR, plus 0.02 percentage points calculated from the day for payment of the subscription consideration. The 30-day STIBOR is set the first working day in each calendar month.

If the Company decides to issue new Series A and Series B shares through a cash issue, owners of Series A and Series B shares shall have preferential rights to subscribe for the same type of shares in relation to the number of shares already held (primary preferential right). No additional Series C shares and Series D shares ~~that~~ than the numbers stated above shall be issued. Shares not subscribed for on the basis of primary preferential rights shall be offered for subscription to all shareholders (subsidiary preferential right). If the number of shares offered in this manner is insufficient for subscription based on subsidiary preferential rights, the shares shall be distributed among the subscribers in relation to the number of shares already held and to the extent that this is not possible, by lottery.

If the Company decides to issue new shares solely of Series A or Series B through a cash issue, all shareholders, regardless whether their shares are Series A, Series B, ~~or~~ Series C or Series D, shall have preferential rights to subscribe for new shares in relation to the number of shares already held.

The stipulations regarding preferential rights shall not constitute any infringement on the possibility to make a decision regarding a cash issue in which the preferential rights of shareholders are waived.

If the share capital is increased through a bonus issue, new shares of Series A, ~~and~~ Series B and Series D shall be issued in relation to the number of shares of the same series already held. In such cases, old shares of a specific series shall carry entitlement to new shares of the same series. Series C shares do not carry rights to participate in bonus issues. The aforementioned stipulation shall not constitute any

infringement on the possibility, following a requisite amendment in the Articles of Association, to issue shares of a new series through a bonus issue.

Reductions of share capital, however, not under the minimum share capital, can be effected at the request of holders of Series C shares or Series D shares, or based on a decision by the Company's Board or General Meeting, through redemption of Series C shares or Series D shares. Requests from shareholders for redemption must be made in writing to the Company's Board and the Board shall act upon this matter promptly. Decisions to reduce share capital made by the Company shall comprise all Series C shares or Series D shares. When the decision is made, an amount corresponding to the reduction amount shall be allocated to the statutory reserve, if required funds are available for this purpose.

The redemption amount for each Series C share and Series D share shall be the par value of the shares calculated to the day of redemption with an interest-rate factor equal to the 30-day STIBOR, plus 0.02 percentage points calculated from the day for payment of the subscription consideration. The 30-day STIBOR is set the first working day in each calendar month.

The owner of share submitted for redemption shall be liable, immediately after being informed of the redemption decision, -to effect redemption of the share or, in instances where a court decision regarding the reduction is required, after being informed that the legally valid court ruling was registered.

§ 6

The Board of Directors, with regard to members elected by shareholders at the Annual General Meeting, shall consist of not fewer than five and not more than nine members, with not more than three deputies. These Board members and deputies are elected annually at the Annual General Meeting for the period extending to the close of the following Annual General Meeting of Shareholders.

§ 7

The Board of Directors is empowered to authorize Board members, the President of the Company and others to represent the Company and sign on behalf of the Company.

§ 8

The Company's fiscal year shall be the calendar year.

§ 9

The Annual General Meeting of Shareholders shall appoint not less than two and not more than three auditors and a corresponding number of deputy auditors. The auditors and deputy auditors are appointed by the Annual General Meeting for the period extending through the close of the Annual General Meeting to be held in the fourth fiscal year after the effective date of the auditors' appointment.

§ 10

The Annual General Meeting shall be held in Malmö, Stockholm or Gothenburg.

Notice of a General Meeting of Shareholders shall be provided in the form of announcements in Swedish daily newspapers and Svenska Dagbladet, or another Stockholm daily newspaper with nationwide coverage. The notice must also be announced in not less than two other daily newspapers, comprising one newspaper published in Malmö and one in Gothenburg.

Notice of Annual General Meetings and Special General Meetings of shareholders, at which proposed changes to the Articles of Association will be addressed, shall be announced not more than six weeks and not less four weeks prior to the meetings. Notice of Special General Meetings of shareholders shall be announced not more than six weeks and not less than two weeks prior to the meetings.

Other information to shareholders shall be distributed by mail.

To be entitled to participate in the business of a General Meeting, shareholders shall notify their intention to the Company not later than 1200 noon on the day stipulated in the notice convening the General Meeting. The latter mentioned day must not be a Sunday, any other public holiday, a Saturday, Midsummer's Eve, Christmas Eve or New Year's Eve and must not be more than the five days before the Meeting.

Shareholders attending the Annual General Meeting are entitled to bring one or two representatives, but only if the shareholder has notified the company of such representation in accordance with stipulations of this paragraph.

§ 11

At Annual General Meetings, shareholders may only vote shares carrying voting rights in the full number of votes to which they are entitled in relation to the number of shares held, without any limitation on the total number of voting rights.

Series A shares entitle shareholders to 10 votes each and Series B shares, ~~and~~ Series C shares and Series D shares entitle shareholders to one vote each.

Holders of Series A shares are entitled to submit requests to the Company for conversion of their shares to Series B shares. Share conversion requests must be submitted in writing to the Company's Board of Directors, including specifications of the number of shares to be converted. The Board of Directors shall, without undue delay, apply for re-registration of the shares and, if the request pertains to shares that represent one percent, or more, of total voting rights in the Company, publicly announce the conversion. Conversions of shares are considered complete upon registration.

Upon the decision by the Board of Directors, Series D shares shall be reclassified into series B shares, provided that the shares are held be the Company. The Board of Directors shall, without undue delay, apply for re-registration of the shares. Conversions of shares are considered complete upon registration.

§ 12

The following items of business shall be addressed at the Annual General Meeting:

a) Election of Chairman of the Meeting;
b) Preparation and approval of the list of shareholders entitled to vote at the Meeting;
c) Approval of agenda for the Meeting;
d) Election of two persons to check the minutes, in addition to the Chairman;
e) Determination of whether the Meeting has been duly convened;
f) Presentation of the annual report and auditors' report, the consolidated financial report and auditors' report on the consolidated financial report;
g) Motions concerning
   1) adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet;

2) disposition of the Company's profit or loss as shown in the balance sheet;
3) discharge of the members of the Board of Directors and the President from personal liability for the fiscal year;

h) Decision on the number of Board members and deputy members and, if applicable, the number of auditors and deputy auditors;
i) Decision on fees to be paid to Board members and, if applicable, auditors;
j) Election of Board members and deputy members and, if applicable, auditors and deputy auditors;
k) Other business to be addressed by the Meeting in accordance with the Swedish Companies Act and the Company's Articles of Association.

General Meetings of shareholders shall be convened by the Chairman of the Board of Directors, or a person appointed by the Board to conduct the Meeting until a Chairman is elected.

§ 13

All persons entered in the share register, or type of list specified in Chapter 3, § 12 of the Swedish Companies Act (1975: 1385) on the stipulated record date, shall be entitled to receive dividends and, in connection with bonus issues, new shares to which shareholders are entitled, and to exercise shareholder preferential rights in connection with new issues.


Q4
SHAREHOLDER INFORMATION
Year-end Report, January–December 2003
SKANSKA

Year-end Report
January–December 2003

Highlights

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
▪ Net Sales	35,605	37,339	132,879	142,033
of which net sales on sale of properties in Commercial Project Development	2,468	454	7,542	780
▪ Operating income	1,277	-948	4,532	981
of which gain on sale of properties in Commercial Project Development	645	249	2,399	294
▪ Income after financial items	1,189	-989	4,072	73
▪ Net income	760	-1,345	2,761	-837
▪ Earnings per share for the period	1.82	-3.21	6.60	-2.00
▪ Operating cash flow from business operations[1]	5,019	2,930	10,913	3,394
▪ Capital employed	24,460	31,640	24,460	31,640
▪ Return on capital employed[2]	17.1	4.2	17.1	4.2
▪ Net cash (+)/Net debt (-)	150	-9,376	150	-9,376
▪ Shareholders' equity	14,169	14,217	14,169	14,217
▪ Order bookings	21,689	33,552	121,128	134,625
▪ Order backlog	116,401	135,165	116,401	135,165

1 Before taxes
2 Rolling twelve months

Fourth quarter of 2003 compared to fourth quarter of 2002

- Net sales of the Skanska Group declined by 5 percent to SEK 35,605 M (37,339). Adjusted for currency rate effects, net sales rose by 5 percent.
- Operating income rose to SEK 1,277 M (–948).
- Gain on sale of properties in Commercial Project Development amounted to SEK 645 M (249).
- Income after financial items rose to SEK 1,189 M (–989).
- Net income amounted to SEK 760 M (–1,345) and earnings per share in the fourth quarter amounted to SEK 1.82 (–3.21).
- Order bookings declined by 35 percent to SEK 21.7 billion. Adjusted for currency rate effects, order bookings fell by 31 percent. Order backlog amounted to SEK 116 billion, a decline of 14 percent, compared to year-end 2002. Adjusted for currency rate effects, order backlog decreased by 2 percent.

January – December 2003 compared to January – December 2002

- Net sales of the Skanska Group declined by 6 percent to SEK 132,879 M (142,033). Adjusted for currency rate effects, net sales rose by 3%.
- Operating income rose to SEK 4,532 M (981).
- Gain on sale of properties in Commercial Project Development amounted to SEK 2,399 M (294).
- Income after financial items rose to SEK 4,072 M (73).
- Net income amounted to SEK 2,761 M (–837) and earnings per share reached SEK 6.60 (–2.00).
- Improved financial position. Interest-bearing net debt, which amounted to SEK –9,376 M on January 1, 2003, gradually decreased during the year, and at the end of 2003 had become a net cash position of SEK 150 M.
- Capital employed shrank to SEK 24.5 billion (31.6).
- Cash flow from business operations rose to SEK 9,970 M (1,966).
- The Board of Directors proposes a dividend of SEK 3.00 (2.00) per share for the 2003 financial year.



Cover: Skanska Norway is doing construction right now in Asker, an expansive municipality some 20 km (12 mi.) west of the Norwegian capital, Oslo. The cultural center will feature a multiplex movie theater in the basement, a library and an elder center, in addition to stores, restaurants, offices and parking facilities. The contract is worth NOK 277 M. Shown in the photo are Skanska's Susanne Jonsson, purchasing manager, and Rasmus Piltingsrud, construction manager.


Order bookings and backlog
SEK bn
200
175
150
125
100
75
50
25
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
-02 -02 -02 -02 -03 -03 -03 -03
Order backlog
Order bookings per quarter
Order bookings, rolling 12 months basis
Operating income
SEK M
5,000
4,000
3,000
2,000
1,000
0
-1,000
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
-02 -02 -02 -02 -03 -03 -03 -03
Gain on sales of properties/quarter
Operating income/quarter
Operating income, rolling 12 month basis

Order bookings

October – December

Order bookings declined by 35 percent and amounted to SEK 21,689 M (33,552). Adjusted for currency rate effects, order bookings fell by 31 percent. Order bookings declined significantly in the United Kingdom, USA Building (American commercial construction) and in Poland. A weak construction market, combined with large contracts won in the comparative period, explain the downturn: During the fourth quarter of 2002, Skanska's Polish operations won a contract to build the Zlote Tarasy project in Warsaw – a contract worth about SEK 1.8 billion – and in the U.K., Skanska reached financial closing of the Coventry hospital project, worth SEK 5.4 billion.

During the fourth quarter of 2003, order bookings rose significantly in the Czech Republic, Norway, and Finland and at Skanska Services. During the period, Skanska was awarded a contract to build an interchange on the beltway around Washington D.C., worth about SEK 1.1 billion. In the Czech Republic, Skanska signed a contract worth SEK 772 M to design and build the new headquarters of the Czech bank CSOB. Czech operations also received the assignment to build a new terminal at Prague Ruzyne International Airport; Skanska's share of the contract amounted to SEK 643 M. In North Carolina, Skanska USA Civil signed a highway construction contract worth about SEK 715 M. Skanska Services got its first major public sector assignment when it signed a four-year facilities management contract, worth approximately SEK 500 M, with the Östergötland County Council in Sweden.

During December, Skanska, in consortium with Innisfree, was selected to redevelop St. Bartholomew's Hospital (Barts) and The Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion (approx. SEK 13 bn), will be included in order bookings when the contract and financing agreement have been signed. This is expected to be completed in early 2005.

January – December

Order bookings declined by 10 percent and amounted to SEK 121,128 M (134,625). Currency rate effects lowered the total by 9 percent, mainly due to the weakening of the American dollar, the British pound and the Norwegian krone. Due to the continued weak construction market and a strong comparative period, order bookings fell by 1 percent in terms of local currencies.

Order backlog

Order backlog at year-end totaled SEK 116,401 M (135,165), which represented a 14 percent decline. In terms of local currencies, order backlog fell by 2 percent compared to year-end 2002 and by 12 percent compared to September 2003. Order backlog was equivalent to about 12 (13) months of construction work at comparable exchange rates.

Net sales and income

Performance analysis

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Net sales				
Construction and Services	32,323	35,751	121,602	136,361
Residential Project Development	1,865	2,157	6,334	7,333
Commercial Project Development	2,758	824	8,861	2,214
BOT	15	23	87	38
Central & eliminations	–1,356	–1,416	–4,005	–3,913
Consolidated	**35,605**	**37,339**	**132,879**	**142,033**
Earnings before interest, taxes and amortizations				
Construction and Services	749	112	2,263	2,406
Residential Project Development	136	212	305	377
Commercial Project Development	750	385	3,061	1,049
BOT	2	–12	27	–41
Central	–115	–212	–484	–688
Closed down operations	9	–10	10	–164
Eliminations	1	–56	–65	–72
Consolidated	**1,532**	**419**	**5,117**	**2,867**
Goodwill amortization and writedowns[1]	–255	–1,367	–585	–1,886
Operating income	**1,277**	**–948**	**4,532**	**981**
Net interest items	–49	–145	–393	–631
Other financial items	–39	104	–67	–277
Net financial items	**–88**	**–41**	**–460**	**–908**
Income after financial items	**1,189**	**–989**	**4,072**	**73**
Taxes	–435	–330	–1,303	–856
Minority interests	6	–26	–8	–54
Net income for the period	**760**	**–1,345**	**2,761**	**–837**
Earnings per share for the period	1.82	–3.21	6.60	–2.00
1 Of which lump-sum writedown goodwill	-	–1,131	-	–1,131

October – December
Net sales totaled SEK 35,605 M (37,339), a decline of 5 percent. Adjusted for currency rate effects, net sales rose by 5 percent.

During the fourth quarter Skanska announced the intention to sell its mining operations in South Africa, Canada and Australia. This adversely affects Skanska's U.K. operation by SEK 104 M, of which SEK 85 M pertains to a writedown of goodwill. Also announced during the quarter were restructuring costs of SEK 225 M pertaining to a reduction of headcount and office space in Sweden (SEK 36 M), Norway (SEK 33 M), Russia (SEK 18 M) and the U.K. (SEK 83 M) and at Skanska Teknik (SEK 55 M).

Operating income increased to SEK 1,277 M (–948). Currency rate effects, mainly related to Construction and Services, had a positive impact of SEK 16 M on operating income. In Construction and Services, operating income before goodwill amortization rose sharply, amounting to SEK 749 M (112). Polish operations improved their operating income that amounted to SEK 48 M (–178) before goodwill, and in Sweden operating income totaled SEK 174 M (27). Danish and Finnish operations also improved their earnings, while USA Civil (American civil construction), the U.K. and Russian operations accounted for the largest declines in earnings. Residential Project Development reported that operating income before goodwill amortization declined to SEK 136 M (212). Commercial Project Development boosted its operating income to SEK 750 M (385) as an effect of increased divestments of completed commercial projects. Skanska BOT increased its operating income to SEK 11 (–12). Corporate overhead shrank to SEK –115 M (–212). The item "closed down operations" includes Skanska Telecom Networks, which was discontinued in 2002.

In Construction and Services, operating margin amounted to 1.4 (–3.5) percent.

Of goodwill amortizations and writedowns during the period, SEK 86 M is amortization, SEK 85 M is the writedown in the mining operations described above and the remaining amount is related to impairments primarily in Sweden and Norway.

As a consequence of lower debt, net interest items improved to SEK –49 M (–145). Capitalization of interest payments amounted to SEK 31 M (34). Other financial items amounted to SEK –39 M (104) and included exchange rate losses. Income after financial items rose to SEK 1,189 M (–989).

Net profit for the period rose to SEK 760 M (–1,345). Earnings per share during the period amounted to SEK 1.82 (–3.21).

January – December
Net sales declined by 6 percent to SEK 132,879 M (142,033). Currency rate effects had a negative impact of 9 percent on net sales. Operating income rose to SEK 4,532 M (981). Currency rate effects lowered operating income by SEK 171 M. In Construction and Services, operating margin amounted to 1.4 (0.5) percent. In Commercial Project Development, operating income amounted to SEK 3,061 M (1,049) of which gain of sale of properties was SEK 2,399 M (294).

Net interest items totaled SEK –393 M (–631) and "Other financial items" decreased to SEK –67 M (–277). This mainly includes currency rate losses. The larger amount in the comparative period pertained, among other things to provisions made to safeguard the commitments specified by the pension plans in force at that time in the Swedish pension funds. Capitalization of interest payments amounted to SEK 84 M (144).

Income after financial items climbed to SEK 4,072 M (73). Taxes for the year amounted to SEK –1,303 M (–856), equivalent to a tax cost of about 32 percent, which is lower than in the comparative period. One reason for the lower tax rate was that a larger share of taxable earnings during the period, among other things capital gains on the sale of properties, was attributable to European countries, which generally have lower corporate tax rates than in the United States. Another explanation is that American operations generated a larger share of earnings in the comparative period. In addition, the tax burden was reduced by about SEK 400 M on an annual basis as an effect of the Administrative Court of Appeal's rulings concerning previously claimed tax deductions (the "aircraft leasing" cases). See "Other matters" on page 7. Net profit for the year rose to SEK 2,761 M (–837).

Return on capital employed was 17.1 (4.2) percent. Return on shareholders' equity was 19.5 (–5.2) percent.

Net profit per share for the year totaled SEK 6.60 (–2.00).

Investments and divestments

Group net investments

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
OPERATIONS – INVESTMENTS				
Intangible fixed assets	–15	–21	–51	–52
Tangible fixed assets	–421	–601	–1,309	–1,636
Assets in BOT operations	–95	–96	–115	–579
Shares	25	0	15	0
Current-asset properties	–1,513	–1,984	–5,372	–6,890
of which:				
Residential project development	–1,093	–1,502	–3,772	–4,692
Commercial project development	–420	–482	–1,600	–2,198
Investments	**–2,019**	**–2,702**	**–6,832**	**–9,157**
OPERATIONS – DIVESTMENTS				
Intangible fixed assets	3	6	4	9
Tangible fixed assets	206	210	381	522
Assets in BOT operations	0	0	1	0
Shares	0	0	0	0
Current-asset properties	4,465	2,110	12,956	6,601
of which:				
Residential Project Development	1,477	1,528	4,581	5,328
Commercial Project Development	2,988	582	8,375	1,273
Divestments	**4,674**	**2,326**	**13,342**	**7,132**
Net investments in operations	**2,655**	**–376**	**6,510**	**–2,025**
STRATEGIC INVESTMENTS				
Businesses	–83	–21	–90	–498
Shares	–3	9	–5	–41
Strategic investments	**–86**	**–12**	**–95**	**–539**
STRATEGIC DIVESTMENTS				
Businesses	–3	3	66	0
Shares	3	–41	433	351
Strategic divestments	**0**	**–38**	**499**	**351**
Net strategic investments	**–86**	**–50**	**404**	**–188**
TOTAL NET INVESTMENTS	**2,569**	**–426**	**6,914**	**–2,213**
Depreciation, fixed assets, excl goodwill amortization	–328	–445	–1,377	–1,680

October – December

Investments in operations amounted to SEK –2,019 M (–2,702). The volume of investments in current-asset properties declined to SEK -1,513 M (-1,984). Investments in tangible fixed assets continued to decline and totaled -421 M (-601). Divestments in operations amounted to SEK 4,674 M (2,326). The sale of current asset properties amounted to SEK 4,465 M (2,110). The increase was due to higher divestment volume in Commercial Project Development, that amounted to SEK 2,988 M (582). The sales level of residential units was stable and during the last quarter of the year divestments of SEK 1,477 M (1,527) were made. The net amount of the Group's investments (–) and divestments (+) was SEK +2,655 M (–376).

Net strategic investments totaled SEK –86 M (–50). The net amount of investments and divestments, including net strategic investments, totaled SEK 2,569 M (–426).

January – December

Investments in operations amounted to SEK –6,832 M (–9,157). Divestments in operations amounted to SEK 13,342 M (7,132) of which was attributable to Commercial Project Development SEK 8,375 M (1,273) and to Residential Project Development SEK 4,581 M (5,328). The net amount of the Group's investments (–) and divestments (+) in operations was SEK 6,510 M (–2,025).

Net strategic investments totaled SEK 404 M (–188). The net amount of investments and divestments, including net strategic investments, was SEK 6,914 M (–2,213).

Cash flow

Consolidated operating cash flow statement

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
CASH FLOW FROM OPERATIONS				
Cash flow from business operations before change in working capital	1,086	1,227	3,442	4,278
Change in working capital	1,234	2,084	913	–1
Net investments in business operations	2,655	–376	6,510	–2,025
Cash flow adjustment net investment	44	–5	48	1,142
Cash flow before taxes from business operations	**5,019**	**2,930**	**10,913**	**3,394**
Taxes paid in in business operations	–146	0	–943	–1 428
Cash flow from business operations	**4 873**	**2 930**	**9,970**	**1,966**
Net interest items and other financial items	–59	–75	–430	–668
Change in interest-bearing receivables and liabilities	–1,463	–2,628	–8,067	–1,115
Taxes paid in financial operations	24	14	135	156
Cash flow from financial operations	**–1 ,498**	**–2,689**	**–8,362**	**–1,627**
CASH FLOW FROM OPERATIONS	**3,375**	**241**	**1,608**	**339**
Net strategic investment	–86	–50	404	–188
Taxes paid on net strategic investment	–16	–62	740	–917
Cash flow from net strategic investment	**–102**	**–112**	**1,144**	**–1,105**
Dividend etc.	–57	–38	–864	–1 306

Mkr	Okt–dec 2003	Okt–dec 2002	Jan–dec 2003	Jan–dec 2002
CASH FLOW FROM THE PERIOD	**3,216**	**91**	**1,888**	**–2,072**
Liquid assets at the beginning of the period	3,924	5,856	5,763	8,630
Exchange rate differences in liquid assets	–103	–184	–614	–795
Liquid assets at the end of the period	**7,037**	**5,763**	**7,037**	**5,763**
Change in net debt	4,262	2,473	9,526	–2,000

October – December

Cash flow from business operations before change in working capital totaled SEK 1,086 M (1,227). Change in working capital totaled SEK 1,234 M (2,084). The fourth quarter is seasonally the strongest in terms of release of working capital. Cash flow in business operations before taxes paid rose to SEK 5,019 M (2,930), primarily due to considerably larger divestments than in the comparative period. Cash flow from business operations totaled SEK 4,873 M (2,930).

Cash flow from strategic investments amounted to SEK –102 M (–112).

January – December

Cash flow from business operations before change in working capital totaled SEK 3,442 M (4,278). Change in working capital amounted to SEK 913 (–1). Cash flow in business operations before taxes paid rose to SEK 10,913 M (3,394) as a consequence of the large divestments during the year. Cash flow from business operations totaled SEK 9,970 M (1,996).

Cash flow from strategic investments amounted to SEK 1,144 M (–1,105).

Financial position

Capital employed by business stream

SEK bn	Construction and Services	Residential Project Devel-opment	Commercial Project Devel-opment	BOT	Central & Elimin-ations	Total Skanska Group
Intangible fixed assets	4.3	0.0	0.0	0.4	0.0	4.7
Tangible fixed assets	6.7	0.1	0.0	0.0	0.0	6.8
Shares and participations	0.7	0.1	0.1	0.7	–0.2	1.4
Properties. commercial	1.0	0.0	9.5	0.0	–0.2	10.3
Properties. residential	0.0	3.4	0.0	0.0	0.0	3.4
Interest bearing receivables	1.7	0.2	0.1	0.1	1.1	3.2
Net working capital	–8.3	–1.0	–0.3	0.0	–2.7	–12.3
Cash & bank s. t. investments	3.4	0.1	0.1	0.0	3.4	7.0
Capital employed	**9.5**	**2.9**	**9.5**	**1.2**	**1.4**	**24.5**

Skanska has continued to reduce capital employed. At the close of 2003, the Group's capital employed totaled SEK 24.5 billion (31.6). The reduction in capital employed underway earlier in the year continued during the fourth quarter. Compared with the end of the third quarter, the Group reduced its capital employed by 2 percent to SEK 24.5 billion (25.0).

In Construction and Services, the decline during the fourth quarter was 30 percent and capital employed at the end of the period was SEK 9.5 (13.5) billion. In Residential Project Development, capital employed fell during the fourth quarter to SEK 2.9 billion (5.0), in Commercial Project Development it declined to SEK 9.5 billion (13.0) and in BOT the corresponding figure was SEK 1.2 billion (1.0). In Construction and Services, capital employed dropped to a level below the target figure of SEK 16 billion. Residential Project Development has reached its' target of SEK 3 billion whilst Commercial Project Development has approached its' target figure of SEK 8 billion. Outstanding commitments of approximately SEK 1.0 billion in BOT mean that BOT operations are approaching their target figure of SEK 3 billion in capital employed.

Change in interest-bearing net debt

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Net debt, opening balance	**-4,112**	**-11,849**	**-9,376**	**-7,376**
Cash flow from business operations	4,873	2,930	9,970	1,966
Cash flow from financial operations excluding change in interest-bearing receivables and liabilities	-35	-61	-295	-512
Cash flow from strategic investments, net	-102	-112	1,144	-1,105
Dividend etc.	-57	-38	-864	-1,306
Change in accounting principle for pensions	-77	-	-1,362	-
Interest-bearing debts, acquired/sold	-23	195	846	-
Translation differences	70	-286	427	-389
Reclassification of pension liabilities to interest-bearing liabilities	-	-28	-	-656
Other reclassification	-427	-	-459	-
Other	40	-127	119	2
Net debt (-) / Net Cash (+), closing balance	**150**	**-9,376**	**150**	**-9,376**

January – December

The Group's interest-bearing net debt declined by SEK 9,526 M and constituted a net cash of SEK 150 M (-9,376) at year-end. The net decrease is mainly explained by the substantial divestments of primarily commercial properties, but also by a positive trend in cash flow from business operations and a decrease in tied-up working capital.

Liquid assets and interest-bearing receivables increased by SEK 2,492 to SEK 10,241 (7,749). Interest-bearing liabilities and provisions shrank by SEK 7,034 M to SEK 10,091 M (17,125).

During 2003, the shareholders' equity of the Group fell to SEK 14,169 M (14,217). The dividend paid to shareholders for the 2002 financial year, totaling SEK 837 M, and the application of the Swedish Financial Accounting Standards Council's recommendation RR 29 "Compensation to Employees," leading to a negative nonrecurring effect of SEK 1,110 M reported during the first quarter, were the main explanations for the decline in shareholders' equity. In addition, negative currency rate effects to equity in foreign subsidiaries totaled SEK 904 M, primarily due to the appreciation of the Swedish krona against the American dollar, the British pound and the Norwegian krone. The net debt/equity ratio amounted to 0.0 (0.6) and the equity/assets ratio was 21.5 (18.9) percent. The target figure for the net debt/equity ratio (net interest-bearing debt divided by visible shareholders' equity) is 0.1–0.3.

Exchange rates for the most important currencies

	Average exchange rate		Exchange rates on the balance sheet date	
SEK	Jan-Dec 2003	Jan-Dec 2002	Dec 31 2002	Dec 31 2002
U.S. dollar	8.08	9.73	7.26	8.83
British pound	13.19	14.57	12.89	14.12
Norwegian crown	1.14	1.22	1.08	1.25
Euro	9.12	9.16	9.07	9.15

During 2003, total assets in the consolidated balance sheet fell to SEK 66.7 billion (76.7). Currency rate effects explained about SEK 5.5 billion of the decline. In keeping with Skanska's strategic plan, capital employed is gradually being reduced. At the end of December 2003, capital employed amounted to SEK 24.5 billion (31.6).

The book value of current-asset properties amounted to SEK 13.7 billion (19.5), of which commercial properties in project development operations accounted for SEK 9.2 billion (12.6). Please see the table on page 16.

Personnel

During 2003, the number of employees in the Group was 69,669 (72,698), measured as the average number of employees. The decrease is due to an adaptation to lower business volume.

Market outlook

Construction investments remain weak in Skanska's main markets, except for the Czech Republic and Private Finance Initiative (PFI) projects in the United Kingdom. The main reason for diminishing construction activity is the low volume of investment in industrial and commercial construction. In the U.S., investment activity in industrial and commercial construction is at a low level. This was previously offset by projects in the healthcare and education sectors, but lower public appropriations are expected to have adverse effects in these sectors as well. Industrial construction in the U.S. is expected to increase at the same pace as private investments. Swedish construction is decreasing due to lower activity in commercial building. Except for PFI project volume in the U.K., British investments in other segments of importance to Skanska are decreasing. The Polish commercial construction market is beginning to show some signs of recovery, but the competitive situation is difficult.

Residential construction remains at a high level in the Czech Republic, Finland and Russia. In Norway, the demand for housing units rose during the second half of 2003. In Sweden, most residential construction today consists of units in the medium and lower price segments, for which there is heavy demand.

Civil construction in Skanska's main markets is showing certain signs of slow recovery. American civil construction is expected to diminish over time as a consequence of large budget deficits in individual states. However, New York City and vicinity, where Skanska has a strong position in infrastructure construction, is expected to outperform the U.S. as a whole in the next few years. In Finland, civil construction is increasing. In Sweden, the government's declaration that it intends to step up its infrastructure investments has generated hopes. The Czech Republic and Poland are expected to show some growth. In South America, the market situation has stabilized, with a good outlook for power transmission projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

The high vacancy rate in the markets where Skanska is active in commercial project development will lead to a continued cautious approach to investments in new projects.

Accounting principles and changes in accounting practices

This Year-end Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR 20 on Interim Financial Reporting of the Swedish Financial Accounting Standards Council. Effective on January 1, 2003, the following changes occurred:

The application of RR 29 on Employee Benefits, which is based on the international accounting standard IAS 19, and reporting of property divestments in Commercial Project Development on a gross basis. See the Interim Report for January–March 2003 for a more detailed description of these changes in accounting principles.

In conjunction with the Year-end Report, Skanska's financial reporting is being adjusted to comply with recommendation RR 22, Presentation of Financial Statements, which will have an effect on the consolidation method for joint ventures. This adjustment entails a consistent use of the equity method and means that earnings from joint ventures, previously included in gross income, will now be reported as a separate line in the income statement. This change will mainly affect the reporting of the half-owned Gammon Skanska, with operations mainly in Hong Kong.

An adjustment to recommendation RR 4 on Accounting for Extraordinary Items and Related Disclosure means that the "Items affecting comparability" line is being removed from the income statement and that this information will instead be reported in a note to the affected measure of earnings.

As a consequence of reporting in business streams, Skanska's current-asset properties have been classified as either commercial or residential. The comparative numbers have been changed accordingly.

Capital employed by market and business stream is defined as total assets excluding deposits with Skanska's internal bank, Skanska Financial Services, and tax receivables minus non interest-bearing liabilities and tax liabilities. Average capital employed is calculated using 5 measurements where opening and closing balance are given half weight and the interim quarters full weight. Figures stated for capital employed refer to the end of each respective period. Otherwise, the accounting principles and calculation methods described in the latest Annual Report have been applied.

Return on capital employed by market and business stream is calculated as operating income, interest income excluding interest income from Skanska's treasury department, Skanska Financial Services, net holdings in associated companies and other financial items as a percentage of average capital employed by market and business stream.

Other matters

The Nomination Committee in preparation for the 2004 Annual Meeting of Skanska AB consists of: Sverker Martin-Löf, Chairman of the Board of Skanska AB and Vice Chairman of the Board of AB Industrivärden; Carl-Olof By, Executive Vice President of AB Industrivärden; Staffan Grefbäck, Head of Investment Management at Alecta; Per Ludvigsson, President of Inter IKEA Investment AB; Mats Guldbrand, Equities Manager at AMF Pension; and Curt Källströmer, Head of the Chairman's Office, Svenska Handelsbanken. The 2004 Annual Meeting will be held at 5 p.m. on March 30, 2004 at the Berwald Hall in Stockholm, Sweden.

Effective from the second quarter of 2003, all four of Skanska's business streams are being reported separately in the financial statements: Construction and Services, Residential Project Development, Commercial Project Development and BOT. Information including historical data with regard to quarterly outcomes in 2002 and the first quarter of 2003, broken down by business stream and by market,

was distributed in a press release on July 4, 2003. This information can also be downloaded in Excel format from the Group's web site, www.skanska.com.

No new information has emerged in the ongoing process where the Swedish Competition Authority has filed a suit against Skanska.

After the Administrative Court of Appeal decided to approve the tax deductions previously claimed by Skanska (the "aircraft leasing" cases), the tax authority repaid SEK 756 M during the second quarter. The National Tax Board has appealed the rulings to the Supreme Administrative Court. No decision has yet been made whether the Supreme Administrative Court will take up the case.

Dividend

Revised dividend policy

The regular dividend shall reflect the part of sustainable Net Profit that is not needed to develop the Group's core business. The ambition is that the dividend shall grow steadily over time. Based on the foreseeable capital requirements of the Group, any excess equity capital shall be distributed in an efficient way to the shareholders.

Dividend 2003

The Board of Directors proposes a regular dividend of SEK 3.00 (2.00) per share for the 2003 financial year. The proposal is equivalent to a total dividend of SEK 1,256 M (837).

Stockholm, February 13, 2004

STUART E. GRAHAM
President and CEO

This Year-end Report has not been subjected to separate examination by the Company's auditors.

Annual Report for 2003

The Annual Report for the 2003 financial year will be distributed from March 12 and will also be available from the same date at the Skanska Group office in Solna and on Skanska's web site (www.skanska.com).

Financial reports in 2004

Effective from January 1, 2004, Skanska will reduce the number of printed interim reports. In the future, only the Six Month Report and the Annual Report will be printed and distributed. The other interim reports as well as the Year-end Report will be available for downloading on Skanska's web site, (www.skanska.com) and can also be ordered from Skanska AB, Investor Relations.

During 2004, the Skanska Group's interim reports will be published on the following dates:

April 30, 2004	Three Month Report
July 29, 2004	Six Month Report
October 29, 2004	Nine Month Report

Additional information

Business streams

Construction and Services

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Net sales	32,323	35,751	121,602	136,361
Gross income	**2,423**	**2,553**	**8,645**	**9,443**
Selling and administrative expenses[1]	–1,750	–2, 063	–6,468	–6,743
Share of income in associated companies	76	–378	86	–294
Earnings before interest, taxes and amortizations	**749**	**112**	**2,263**	**2,406**
Goodwill amortization and writedowns[2]	–263	–1,367	–578	–1,788
Operating income	**486**	**–1,255**	**1,685**	**618**
Capital employed	**9,529**	**13,540**	**9,529**	**13,540**
Depreciation, fixed assets	**–324**	**–427**	**–1,355**	**–1,607**
Investments	–628	–566	–1,849	–2,697
Divestments	780	245	1,539	986
Investments, net	**152**	**–321**	**–310**	**–1,711**
Cash flow from operations before investments	2,600	3,288	3,665	3,554
Net investments in operations	187	–292	–394	–1,237
Cash flow adjustment net investment	1	182	–54	–22
Operating cash flow from business operations[3]	2,788	3,178	3,217	2,295
Strategic net investments	–35	–28	84	–474
Cash flow	**2,753**	**3,150**	**3,301**	**1,821**
Gross margin, %	7.5	7.1	7.1	6.9
Selling and administrative expenses, %	–5.4	–5.8	–5.3	–4.9
Earnings before interest. taxes and amortization, %	2.3	0.3	1.9	1.8
Operating margin %	1.5	–3.5	1.4	0.5
RoCE,%4	16.3	13.8	16.3	13.8
Order bookings	21,535	32,990	120,562	132,889
Order backlog	116,303	135,079	116,303	135,079
Personnel	68,209	70,656	68,209	70,656

1 Excluding amortization and writedown goodwill

2 Of which lump-sum writedown of goodwill	–	–1,131	–	–1,131

3 Before taxes, financial operations and dividend from Group companies

4 Calculated on the basis of operating income before nonrecurring writedown on acquisition goodwill and tangible fixed assets, rolling twelve months

October – December

Further information by market can be found on page 15.

Net sales declined by 10 percent to SEK 32,323 M (35,751). Net sales were negatively impacted by currency rate effects of 10 percent.

During the fourth quarter Skanska announced the intention to sell its mining operations in South Africa, Canada and Australia. This adversely affects Skanska's U.K. operations by SEK 104 M, of which SEK 85 M pertains to a writedown of goodwill. Also announced during the quarter were restructuring costs of SEK 170 M pertaining to a reduction of headcount and office space in Sweden (SEK 36 M), Norway (SEK 33 M), Russia (SEK 18 M) and the U.K. (SEK 83 M).

Operating income before goodwill (EBITA) rose sharply, reaching SEK 749 M (112). Operating income amounted to SEK 486 M (–1,255). Operating income was negatively impacted by currency rate effects of SEK 41 M. During the comparative period of 2002, Skanska carried out lump-sum writedowns of acquisition goodwill and surplus values totaling SEK 1,645 M, which makes comparisons misleading. Skanska's Nordic operations as well as its operations in Poland and Skanska USA Building showed a positive trend of earnings.

January – December

Net sales declined by 11 percent to SEK 121,602 billion (136,361). Negative currency rate effects lowered net sales by 9 percent. For Construction and Services as a whole, the acquisition effect was positive and totaled 1 percent.

EBITA fell by 6 percent to SEK 2,263 M (2,406). Operating income rose to SEK 1,685 M (618). The comparison of operating income is misleading, due to lump-sum writedowns of goodwill and surplus values on tangible fixed assets totaling SEK 1,645 M that Skanska carried out during 2002.

Residential Project Development

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Net sales	1,865	2,157	6,334	7,333
Gross income	**227**	**317**	**676**	**827**
Selling and administrative expenses[1]	–86	–96	–366	–439
Share of income in associated companies	–5	–9	–5	–11
Earnings before interest, taxes and amortizations	**136**	**212**	**305**	**377**
Goodwill amortization and writedowns	–1	0	–7	0
Operating income	**135**	**212**	**298**	**377**
Capital employed	**2,931**	**4,977**	**2,931**	**4,977**
Depreciation fixed assets	**–3**	**–4**	**–11**	**–11**
Investments	–1,093	–1,563	–3,773	–4,741
Divestments	1,475	1,613	4,584	5,420
Investments, net	**382**	**50**	**811**	**679**
Cash flow from operations before investments	–63	249	110	883
Net investments in operations	382	49	811	708
Cash flow adjustment net investment	164	0	49	0
Operating cash flow from business operations[2]	483	298	970	1 591
Strategic net investments	0	1	0	–29
Cash flow	**483**	**299**	**970**	**1,562**
Operating margin, %	7.2	9.8	4.7	5.1
RoCE, %[3]	7.5	8.0	7.5	8.0
Personnel	824	1,320	824	1,320

1 Excluding amortization and writedown goodwill

2 Before taxes, financial operations and dividend from Group companies

3 Rolling twelve months

October – December
Further information by market can be found on page 16.

Net sales declined by 14 percent to SEK 1,865 M (2,157). The main reason for the decline in net sales was that the American residential development unit – Spectrum Skanska – was divested on April 1, 2003 and sales from Spectrum Skanska were thus only included in the first quarter of 2003. The divestment of Spectrum Skanska did not lead to any capital gain.

Operating income fell to SEK 135 M (212), partly explained by the divestment of Spectrum Skanska. In Polish operations, previously completed residential units are being sold and no new project development is currently underway. The negative operating income reported in Polish operations was an effect of sales and administrative expenses, since residential units completed earlier are being sold with little or no gross margin. Czech operations accounted for the largest improvement in operating income.

January – December
Net sales declined by 14 percent to SEK 6,334 M (7,333). Negative currency rate effects lowered net sales by 2 percent. Operating income decreased by 21 percent to SEK 298 M (377). Project provisions or writedowns of SEK 50 M (101) were charged to earnings, of which SEK 50 M (50) in Sweden and SEK 0 M (51) "Other" (housing in Latvia).

At the end of December, there were 6,141 (6,552) residential units under construction, of which 71 (65) percent were sold. The number of unsold completed residential units was 465 (591).

The book value of current-asset properties in Residential Project Development totaled SEK 3.4 billion (4.8). The divestment of Spectrum Skanska explained SEK 0.9 billion of the decrease. A breakdown of book values can be seen in the table on page 16. The book value of undeveloped land and development properties totaled SEK 2.0 billion. They are equivalent to building rights for about 20,000 residential units.

Commercial Project Development

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Net sales	2,758	824	8,861	2,214
Gross income	**818**	**457**	**3,309**	**1,308**
Selling and administrative expenses[1]	–66	–72	–244	–258
Share of income in associated companies	–2	0	–4	–1
Earnings before interest, taxes and amortizations	**750**	**385**	**3,061**	**1,049**
Goodwill amortization and writedowns	0	0	0	0
Operating income	**750**	**385**	**3,061**	**1,049**
of which gain on sale of properties	645	249	2,399	294
of which operating net, completed properties	141	187	750	789
of which writedowns/reversal of writedowns	0	–63	0	–63
Capital employed	**9,459**	**13,039**	**9,459**	**13,039**

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Investments	–355	–462	–1,399	–1,674
Divestments	2,497	447	7,572	781
Investments, net	**2,142**	**–15**	**6,173**	**–893**
Cash flow from operations before investments	167	–85	884	606
Net investments in operations	2,142	–15	6,173	–894
Cash flow adjustment net investment	–121	–186	53	1,165
Operating cash flow from business operations before taxes[2]	2,188	–286	7,110	877
Strategic investments	0	0	0	1
Cash flow	**2,188**	**–286**	**7,110**	**878**
RoCE, %[3]	24.8	9.2	24.8	9.2
Personnel	149	177	149	177

1 Excluding amortization and writedown goodwill
2 Before taxes, financial operations and dividend from Group companies
3 Rolling twelve months

October – December
See page 16 for more information.

Net sales rose to SEK 2,758 M (824). Operating income rose to SEK 750 M (385). During the period, Skanska sold the office property in the Brahelund block of Solna, a Stockholm suburb, which includes the Group's headquarters. The sale price was SEK 1,260 M, with a capital gain of SEK 290 M. Divestments of ongoing and completed projects totaled SEK 2,468 M (454), with a capital gain of SEK 645 M (249).

January – December
Net sales rose to SEK 8,861 M (2,214) and operating income rose to SEK 3,061 M (1,049). Divestments of ongoing and completed projects totaled SEK 7,542 M (780), with a capital gain of SEK 2,399 M (294).

Commercial Project Development has seven projects underway, five of them in Sweden. Ongoing projects represent leasable space of 89,000 sq. m (or 958,000 sq. ft) and are 55 percent pre-leased. At the end of the year, their book value totaled SEK 0.4 billion (1.6). Their book value upon completion is expected to total SEK 1.1 billion, with an estimated market value of SEK 1.4 billion.

The book value of Skanska's portfolio of completed properties, including partly owned properties and projects completed during 2003, amounted to SEK 6.2 billion (9.1), with an estimated market value , based on an appraisal dated December 2003, of about SEK 9.4 billion (13.6). The occupancy rate, measured in rent, amounted to 87 percent.

The book value of Skanska's undeveloped land and development properties (or "land bank") totaled about SEK 2.6 billion (1.9). This increase stems from the transfer of the land bank from construction operations.

The sales price of the properties sold during the year exceeded by 5 percent the market appraisal carried out at the end of 2002. Market value of identical properties at the end of 2003 was reduced by 6 percent compared to the end of 2002.

BOT

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Net sales	15	23	87	38
Gross income	**17**	**–9**	**32**	**–23**
Selling and administrative expenses[1]	–20	–16	–57	–39
Share of income in associated companies	5	13	52	21
Earnings before interest, taxes and amortization	**2**	**–12**	**27**	**–41**
Goodwill amortization and writedowns	9	0	0	0
Operating income	**11**	**–12**	**27**	**–41**
of which gain on sale of projects	0	0	0	0
Capital employed	**1,243**	**1,044**	**1,243**	**1,044**
Depreciation fixed assets	**0**	**–3**	**0**	**–3**
Investments	–95	–96	–115	–579
Divestments	0	0	1	0
Investments, net	**–95**	**–96**	**–114**	**–579**
Cash flow from operations before investments	–16	–17	–58	–38
Net investments in operations	–96	–96	–114	–579
Cash flow adjustment net investment	0	0	0	0
Operating cash flow from business operations[2]	–112	–113	–172	–617
Strategic investments	0	0	0	0
Cash flow	**–112**	**–113**	**–172**	**–617**
RoCE, %[3]	3.8	–3.5	3.8	–3.5
Personnel	32	24	32	24

1 Excluding amortization and writedown goodwill

1 Before taxes, financial operations and dividend from Group companies

2 Rolling twelve months

October – December

Net sales amounted to SEK 15 M (23). The contribution to earnings from the three BOT projects that are in operation rose, and operating income amounted to SEK 11 M (–12). During December, Skanska, in consortium with Innisfree, was selected to redevelop St. Bartholomew's Hospital (Barts) and The Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to be completed in early 2005. The construction contract is worth about GBP 1 billion (approximately SEK 13 billion). In addition, there will be a 38-year facilities management commitment. Skanska's investment amounts to about SEK 350 M.

January – December

Net sales amounted to SEK 87 M (38). Operating income amounted to SEK 27 M (–41).

The Build-Operate-Transfer (BOT) concept is also known in the United Kingdom as Private Finance Initiative or PFI. Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is part owner in 11 projects, of which 3 are completed and in operation. At year-end 2003, the book value of shares, participations and subordinated receivables totaled about SEK 1.2 billion. Skanska BOT's remaining investment obligations totaled approximately SEK 1.0 billion related to ongoing projects.

According to an internal appraisal, the market value of the projects exceed book value by approximately SEK 800 M, of which approximately SEK 100 M is attributable to the year 2003.

The Skanska Group

INCOME STATEMENT, SUMMARY

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Net sales	35,605	37,339	132,879	142,033
Operating expenses	-31,984	-34,222	-119,973	-130,452
Gross income	**3,621**	**3,117**	**12,906**	**11,581**
Selling and administrative expenses[1]	-2,368	-3,690	-8,453	-10,315
Share of income in associated companies	24	-375	79	-285
Operating income	**1,277**	**-948**	**4,532**	**981**
Interest income	107	112	292	395
Interest expense	-156	-257	-685	-1,026
Interest expenses, net	-49	-145	-393	-631
Other financial items	-39	104	-67	-277
Income after financial items	**1,189**	**-989**	**4,072**	**73**
Taxes	-435	-330	-1,303	-856
Minorities	6	-26	-8	-54
Net profit	**760**	**-1,345**	**2,761**	**-837**
Earnings per share for the period	1.82	-3.21	6.60	-2.00
Average outstanding number of shares	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, fixed assets, excl goodwill amortization	-327	-445	-1,377	-1,680
RoCE, rolling twelve months, %	17.1	4.2	17.1	4.2
RoE, rolling twelve months, %	19.5	-5.2	19.5	-5.2
Average number of employees	69,669	72,698	69,669	72,698
1 Of which goodwill amortization and writedowns	-255	-236	-585	-755
Of which lump-sum writedown goodwill	-	-1,131	-	-1,131

EXTERNAL CASH FLOW, SUMMARY

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Cash flow from financing operations	5,187	3,445	11,062	3,729
Cash flow from investment operations	-462	-741	-1,207	-3,011
Cash flow from financial operations	-1,509	-2,613	-7,967	-2,790
Cash flow for the period	**3,216**	**91**	**1,888**	**-2,072**

BALANCE SHEET SEK M	Dec 31 2003	Dec 31 2002
ASSETS		
Intangible fixed assets		
Goodwill	4,259	5,360
Other intangible fixed assets	459	481
	4,718	5,841
Tangible fixed assets		
Buildings and land	2,144	2,417
Machinery and equipment	4,482	5,286
Fixed assets under construction	104	105
	6,730	7,808
Financial fixed assets		
Shares and participations	1,450	2,018
Interest-bearing receivables	1,956	858
Deferred taxes	1,539	1,621
	4,945	4,497
Total fixed assets	**16,393**	**18,146**
Current-asset properties		
Commercial Project Development	9,249	12,610
Commercial properties, other	1,051	2,120
Residential Project Development	3,394	4,814
	13,694	19,544
Inventories	828	865
Current receivables		
Interest-bearing receivables	1,248	1,128
Tax claim	415	310
Non-interest-bearing receivables	27,123	30,992
	28,786	32,430
Short term investments	218	303
Cash and bank balances	6,819	5,460
Total current assets	**50,345**	**58,602**
Total assets	**66,738**	**76,748**
of which interest-bearing	**10,241**	**7,749**

BALANCE SHEET SEK M	Dec 31 2003	Dec 31 2002
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	14,169	14,217
Minorities	200	298
Provisions		
Pensions	2,058	984
Provision for taxes	3,104	2,317
Other provisions	3,230	3,078
	8,392	6,379
Long-term liabilities – interest-bearing	7,182	13,845
Short-term liabilities		
Interest-bearing liabilities	809	2 607
Tax liabilities	571	447
Non-interest-bearing liabilities	35,415	38,955
	36,795	42,009
Total shareholders' equity and liabilities	**66,738**	**76,748**
of which interest-bearing	**10,091**	**17,125**

Contingent liabilities

The Group's contingent liabilities increased by 0.7 billion since year-end 2002 to SEK 19.5 billion (18.8 on Dec.31, 2002)

KEY RATIOS ETC[1]	Dec 31 2003	Dec 31 2002
Capital employed, closing balance	24,460	31,640
Captial employed, average	28,183	35,039
Equity assets ratio, %	21.5	18.9
Net debt	150	-9,376
Debt/equity ratio	0.0	0.6

1 The definitions of the financial ratios can be found in the Annual Reports of 2002.

CHANGES IN SHAREHOLDERS' EQUITY

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
Opening balance	13,423	15,811	14,217	17,871
Dividend	–	–	–837	–1,256
Change in accounting principle	–	–	–1,110	–
Translation differences etc	–14	–249	–862	–1,561
Net profit for the period	760	–1,345	2,761	–837
Closing balance	**14,169**	**14,217**	**14,169**	**14,217**

BUSINESS STREAMS IN BRIEF SEK M	Oct-Dec 2003	Oct-Dec 2002	Jan-Dec 2003	Jan-Dec 2002
NET SALES				
Construction & Services	32,323	35,751	121,602	136,361
Residential Project Development	1,865	2,157	6,334	7,333
Commercial Project Development	2,758	824	8,861	2,214
BOT	15	23	87	38
Other and eliminations	-1,356	-1,416	-4,005	-3,913
Consolidated	**35,605**	**37,339**	**132,879**	**142,033**
OPERATING INCOME				
Construction & Services	486	-1,255	1,685	618
Residential Project Development	135	212	298	377
Commercial Project Development	750	385	3,061	1,049
BOT	11	-12	27	-41
Central & other	-115	-212	-484	-688
Closed down operations	9	-10	10	-262
Eliminations	1	-56	-65	-72
Consolidated	**1,277**	**-948**	**4 532**	**981**
CAPITAL EMPLOYED, CLOSING BALANCE				
Construction & Services	9,529	13,540	9,529	13,540
Residential Project Development	2,931	4,977	2,931	4,977
Commercial Project Development	9,459	13,039	9,459	13,039
BOT	1,243	1,044	1,243	1,044
Other & eliminations	1,298	-960	1,298	-960
Consolidated	**24,460**	**31,640**	**24,460**	**31,640**
OPERATING CASH FLOW[1]				
Construction & Services	2,753	3,150	3,301	1,821
Residential Project Development	483	299	970	1,562
Commercial Project Development	2,188	-286	7,110	878
BOT	-112	-113	-172	-617
Other	-379	-170	108	-438
Consolidated	**4,933**	**2,880**	**11,317**	**3,206**

1 From business operations before taxes, financing operations and dividends from Group companies

Construction and Services, by market

SEK M	Net sales Oct–Dec 2003	Net sales Oct–Dec 2002	Net sales Jan–Dec 2003	Net sales Jan–Dec 2002	Operating income Oct–Dec 2003	Operating income Oct–Dec 2002	Operating income Jan–Dec 2003	Operating income Jan–Dec 2002
Sweden	6,805	6,815	23,680	24,092	174	27	495	437
Norway	2,055	1,925	8,223	8,040	-37	19	25	-16
Denmark	979	1,478	3,430	4,462	16	-123	-37	-232
Finland & CEE	2,735	2,676	8,923	8,901	73	-113	-5	-52
Poland	989	1,241	3,546	4,754	46	-27	90	-107
Czech Republic	1,920	1,500	7,654	6,831	78	91	340	325
UK	3,673	3,842	14,167	15,993	-100	87	-14	240
USA Building	7,582	10,367	30,240	42,730	109	88	11	539
USA Civil	3,962	3,571	15,221	13,293	60	260	522	856
South America	543	965	2,142	2,277	28	149	119	179
Hong Kong[1]	-	-	-	-	19	35	34	91
India	304	203	986	657	-1	8	7	24
International Projects	210	491	1,189	1,840	-9	-132	-34	-120
Services	566	677	2,201	2,491	30	21	132	99
Total	**32,323**	**35,751**	**121,602**	**136,361**	**486**	**390**	**1,685**	**2,263**
Lump-sum writedown[2]	-	-	-	-	-	-1,645	-	-1,645
Total	**32,323**	**35,751**	**121,602**	**136,361**	**486**	**-1,255**	**1,685**	**618**

1 Reported according to the equity method
2 Lump-sum writedowns 2002 on goodwill and tangible fixed assets

SEK M	EBITA[3] Oct–Dec 2003	EBITA[3] Oct–Dec 2002	EBITA[3] Jan–Dec 2003	EBITA[3] Jan–Dec 2002	EBITA, %[3] Oct–Dec 2003	EBITA, %[3] Oct–Dec 2002	EBITA, %[3] Jan–Dec 2003	EBITA, %[3] Jan–Dec 2002
Sweden	212	122	544	557	3.1	1.8	2.3	2.3
Norway	20	70	183	150	1.0	3.6	2.2	1.9
Denmark	18	-122	-31	-228	1.8	-8.3	-0.9	-5.1
Finland & CEE	93	-84	86	53	3.4	-3.1	1.0	0.6
Poland	48	-178	100	-208	4.9	-14.3	2.8	-4.4
Czech Republic	85	85	304	305	4.4	5.7	4.0	4.5
UK	14	117	182	369	0.4	3.0	1.3	2.3
USA Building	122	102	64	600	1.6	1.0	0.2	1.4
USA Civil	64	264	541	865	1.6	7.4	3.6	6.5
South America	28	149	119	179	5.2	15.4	5.6	7.9
Hong Kong[4]	19	-330	34	-274	-	-	-	-
India	0	8	15	24	0.0	3.9	1.5	3.7
International Projects	-9	-132	-34	-120	-4.3	-26.9	-2.9	-6.5
Services	35	41	156	134	6.2	6.1	7.1	5.4
Total	**749**	**112**	**2,263**	**2,406**	**2.3**	**0.3**	**1.9**	**1.8**

3 Earnings before interest, taxes and amortization
4 Reported according to the equity method

SEK M	Capital employed[5] Oct–Dec 2003	Capital employed[5] Oct–Dec 2002	Capital employed[5] Jan–Dec 2003	Capital employed[5] Jan–Dec 2002	Return on capital employed[6] Oct–Dec 2003	Return on capital employed[6] Oct–Dec 2002	Return on capital employed[6] Jan–Dec 2003	Return on capital employed[6] Jan–Dec 2002
Sweden	1,027	1,946	1,027	1,946	36.6	11.3	36.6	11.3
Norway	1,777	2,843	1,777	2,843	2.8	0.3	2.8	0.3
Denmark	56	225	56	225	69.6	-48.4	69.6	-48.4
Finland & CEE	739	1,287	739	1,287	0.0	-2.1	0.0	-2.1
Poland	421	865	421	865	13.0	-4.8	13.0	-4.8
Czech Republic	1,508	1,386	1,508	1,386	20.2	18.4	20.2	18.4
UK	528	1,930	528	1,930	5.8	18.4	5.8	18.4
USA Building	404	718	404	718	4.3	71.0	4.3	71.0
USA Civil	1,663	1,765	1,663	1,765	31.0	69.9	31.0	69.9
South America	375	309	375	309	27.8	40.0	27.8	40.0
Hong Kong	507	662	507	662	5.8	8.4	6.6	8.4
India	334	189	334	189	2.5	14.1	2.5	14.1
International Projects	341	237	341	237	-34.4	-154.6	-34.4	-154.6
Services	-69	16	-69	16	>100	53.2	>100	53.2
Eliminations	-82	-838	-82	-838				
Total	**9,529**	**13,540**	**9,529**	**13,540**	**16.3**	**13.8**	**16.3**	**13.8**

5 Deposits with Skanska Financial Services have been deducted
6 Rolling twelve months

SEK M	Order backlog Oct–Dec 2003	Order backlog Oct–Dec 2002	Order backlog Jan–Dec 2003	Order backlog Jan–Dec 2002	Order bookings Oct–Dec 2003	Order bookings Oct–Dec 2002	Order bookings Jan–Dec 2003	Order bookings Jan–Dec 2002
Sweden	13,797	14,535	13,797	14,535	5,264	5,890	22,694	24,352
Norway	5,690	6,116	5,690	6,116	2,517	1,634	9,165	8,812
Denmark	1,999	1,761	1,999	1,761	694	1,155	3,608	4,341
Finland & CEE	6,202	5,564	6,202	5,564	2,884	1,972	9,873	9,193
Poland	2,730	3,917	2,730	3,917	847	2,346	3,144	5,003
Czech Republic	7,426	8,467	7,426	8,467	3,488	1,135	8,816	9,671
UK	16,212	18,417	16,212	18,417	806	8,075	13,209	15,637
USA Building	38,055	45,490	38,055	45,490	2,127	7,115	32,178	35,260
USA Civil	17,405	22,252	17,405	22,252	1,620	2,281	12,567	14,791
South America	2,087	2,040	2,087	2,040	228	715	2,401	2,103
India	980	1,997	980	1,997	61	591	175	884
International Projects	1,333	2,137	1,333	2,137	48	-26	528	170
Services	2,387	2,386	2,387	2,386	951	107	2,204	2,672
Total	**116,303**	**135,079**	**116,303**	**135,079**	**21,535**	**32,990**	**120,562**	**132,889**

Residential Project Development, by market

SEK M	Net sales Oct–Dec 2003	Net sales Oct–Dec 2002	Net sales Jan–Dec 2003	Net sales Jan–Dec 2002	Operating income Oct–Dec 2003	Operating income Oct–Dec 2002	Operating income Jan–Dec 2003	Operating income Jan–Dec 2002
Sweden	666	876	2,415	2,469	31	104	15	19
Norway	334	235	1,024	1,109	21	26	83	111
Denmark	111	91	313	391	27	8	61	34
Finland & CEE	657	464	1,663	1,578	36	31	73	71
Poland	66	31	159	191	-10	-3	-26	-15
Czech Republic	22	-4	517	350	28	-2	79	37
USA	0	440	189	1,145	0	38	9	147
International Projects	9	15	54	72	2	6	4	9
Other	0	9	0	28	0	4	0	-36
Total	**1,865**	**2,157**	**6,334**	**7,333**	**135**	**212**	**298**	**377**

SEK M	Capital employed[1] Oct–Dec 2003	Capital employed[1] Oct–Dec 2002	Capital employed[1] Jan–Dec 2003	Capital employed[1] Jan–Dec 2002	Return on capital employed[2] Oct–Dec 2003	Return on capital employed[2] Oct–Dec 2002	Return on capital employed[2] Jan–Dec 2003	Return on capital employed[2] Jan–Dec 2002
Sweden	735	1,076	735	1,076	1.5	4.6	1.5	4.6
Norway	823	1,086	823	1,086	8.9	12.1	8.9	12.1
Denmark	313	483	313	483	17.0	7.2	17.0	7.2
Finland & CEE	772	754	772	754	9.5	7.5	9.5	7.5
Poland	158	288	158	288	-12.2	-6.9	-12.2	-6.9
Czech Republic	130	158	130	158	64.5	28.5	64.5	28.5
USA	0	996	0	996	0.5	14.1	0.5	14.1
International Projects	0	41	0	41	19.8	14.3	19.8	14.3
Other	0	95	0	95	0.0	-30.3	0.0	-30.3
Total	**2,931**	**4,977**	**2,931**	**4,977**	**7.5**	**8.0**	**7.5**	**8.0**

1 Deposits with Skanska Financial Services have been deducted

2 Rolling twelve months

Project Development – performance analysis before selling and administrativ expenses

SEK M	Oct–Dec 2003	Oct–Dec 2002	Jan–Dec 2003	Jan–Dec 2002
SALES PRICE				
Commercial Project Development	2,498	454	7,572	780
Commercial properties, other	490	128	803	493
Residential Project Development	1,477	1,528	4,581	5,328
Total	**4,465**	**2,110**	**12,956**	**6,601**
BOOK VALUE				
Commercial Project Development	1,853	205	5,173	486
Commercial properties, other	452	147	731	413
Residential Project Development	1,323	1,277	4,010	4,653
Total	**3,628**	**1,629**	**9,914**	**5,552**
GROSS INCOME				
Commercial Project Development	645	249	2,399	294
Commercial properties, other	38	-19	72	80
Residential Project Development	154	251	571	675
Total	**837**	**481**	**3,042**	**1,049**

Breakdown of book value, current-assets properties, December 31, 2003

SEK M	Residential Project Development	Commercial Project Development	Commercial Properties, other	Total
Completed projects	754	5,692	178	6,624
On-going projects and projects completed in 2003	652	945	72	1,669
Land bank	1,988	2,612	801	5,401
Total	**3,394**	**9,249**	**1,051**	**13,694**

Commercial Project Development

SEK bn	Book value end of period	Book value upon completion	Market value Dec 31, 2003	Occupancy rate, %
Completed properties	5,692	5,692	8,800	87
Projects completed in 2003	493	493	580	90
Ongoing projects	452	1,119	1,440	55
Subtotal	**6,637**	**7,304**	**10,820**	
Land bank	2,612	2,612	2,612	
TOTAL	**9,249**	**9,916**	**13,432**	


SKANSKA

SHAREHOLDER INFORMATION
Three Month Report, January–March 2004

SKANSKA

Three Month Report
January–March 2004

Highlights

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
■ Net sales	26,033	29,553	129,359	132,879
of which net sales on sale of properties in Commercial Project Development	396	2,067	5,901	7,572
■ Operating income	456	720	4,268	4,532
of which gain on sale of properties in Commercial Project Development	126	488	2,037	2,399
■ Income after financial items	418	540	3,950	4,072
■ Net income	268	363	2,666	2,761
■ Earnings per share for the period	0.64	0.87	6.37	6.60
■ Capital employed	23,635	31,583	23,635	24,460
■ Net cash (+)/Net debt (-)	-132	-9,677	-132	150
■ Shareholders' equity	14,703	13,062	14,703	14,169
■ Return on capital employed, %			17.4	17.1
■ Return on shareholders' equity, %			19.2	19.5
■ Operating cash flow before change in interest-bearing receivables and liabilities	-126	798	9,031	9,955
■ Change in interest-bearing net cash (+)/net debt (-)	-282	-301	9,545	9,526
■ Order bookings, SEK bn	31.4	32.6	119.9	121.1
■ Order backlog, SEK bn	126.7	137.9	126.7	116.4

- Net sales decreased by 12 percent to SEK 26,033 M (29,553). Adjusted for currency rate effects, net sales fell by 5 percent.
- Operating income amounted to SEK 456 M (720).
- Gain on sale of properties in Commercial Project Development amounted to SEK 126 M (488).
- Income after financial items amounted to SEK 418 M (540).
- Net income amounted to SEK 268 M (363) and earnings per share in the fourth quarter totaled SEK 0.64 (0.87).
- Order bookings declined by 4 percent to SEK 31.4 billion (32.6). Adjusted for currency rate effects however, order bookings rose by 3 percent. Order backlog amounted to SEK 126.7 billion (137.9), a decline of 8 percent. Adjusted for currency rate effects, order backlog only fell by 2 percent.



Miguel Dobrzniecki, head of Skanska Latin America's Oil & Gas operations and maintenance (facilities management) unit in Brazil. Skanska operates and maintains the Breitner Energetica Emergenciales emergency power plant which Skanska also built. Skanska BOT holds a 35 percent share of the ownership consortium.

Order bookings and backlog, SEK bn


SEK bn
200
175
150
125
100
75
50
25
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
-02 -02 -02 -02 -03 -03 -03 -03 -04
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis

Order bookings

Order bookings fell by 4 percent and amounted to SEK 31,376 M (32,574). Adjusted for currency rate effects, order bookings rose by 3 percent. Skanska USA Civil (American civil construction) and Skanska UK (United Kingdom) reported the largest declines in order bookings. The downturn is explained by a weak U.S. construction market and large new contracts that were booked in the comparative period.

During the first quarter of 2004, order bookings rose in Sweden and Poland. Skanska USA Building also increased order bookings in SEK as well as in local currency. Other units showed stable or decreased bookings. After all necessary permits had been received, Skanska was able to include nearly SEK 2.4 billion for construction of the railroad tunnel through the Halland Ridge (Hallandsås) in southern Sweden in order bookings. This sum represents Skanska's share of the project, which is taking place in a consortium with the French construction company Vinci. During the period, Skanska received an assignment to perform SEK 600 M worth of site preparation and building construction work in conjunction with Stora Enso's construction of a new paper machine at Kvarnsveden in Borlänge, Sweden. In Sweden, Skanska signed a SEK 500 M contract to construct Pfizer's new Swedish headquarters in Sollentuna outside Stockholm. During the period, Skanska Norway was contracted to carry out building and civil construction for the onshore terminal of the new Ormen Lange offshore gas field. The contract is worth SEK 1.1 billion. Skanska USA Building (American commercial construction) signed a contract worth SEK 315 M to provide construction management services for two school projects in Connecticut.

Order backlog

At the end of the first quarter, order backlog amounted to SEK 126,742 M (137,860), which represented an 8 percent decline. In terms of local currencies, order backlog only fell by 2 percent compared to the end of March 2003. Compared to year-end, order backlog rose by 5 percent in local currencies. Order backlog was equivalent to about 12 (12) months of construction.

Net sales and income

Perfomance analysis

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales				
Construction and Services	24,872	26,828	119,646	121,602
Residential Project Development	1,372	1,633	6,073	6,334
Commercial Project Development	624	2,433	7,052	8,861
BOT	5	5	87	87
Central and eliminations	-840	-1,346	-3,499	-4,005
Skanska Group	**26,033**	**29,553**	**129,359**	**132,879**
Earnings before interest, taxes and amortization (EBITA)				
Construction and Services	340	235	2,368	2,263
Residential Project Development	120	88	337	305
Commercial Project Development[1]	172	690	2,543	3,061
BOT	-3	-8	32	27
Central	-94	-134	-444	-484
Closed down operations	0	5	5	10
Eliminations[1]	27	-36	-2	-65
Skanska Group	**562**	**840**	**4,839**	**5,117**
Goodwill amortization and writedowns	-106	-120	-571	-585
Operating income	**456**	**720**	**4,268**	**4,532**
Net interest items	-33	-135	-291	-393
Other financial items	-5	-45	-27	-67
Net financial items	**-38**	**-180**	**-318**	**-460**
Income after financial items	**418**	**540**	**3,950**	**4,072**
Taxes	-150	-172	-1,281	-1,303
Minority interests	0	-5	-3	-8
Net income for the period	**268**	**363**	**2,666**	**2,761**
Earnings per share for the period	0.64	0.87	6.37	6.60
1 Of which gain on sale of commercial properties reported in Commercial Project Development	82	485	1,993	2,396
Eliminations	44	3	44	3

Net sales totaled SEK 26,033 M (29,553), a decline of 12 percent. Adjusted for currency rate effects, net sales fell by 5 percent. Skanska's largest business stream, Construction and Services, reported unchanged sales after adjustments for currency rate effects. The decrease in the Group's net sales was primarily attributable to lower divestments of commercial properties compared to the same period of 2003.

Operating income decreased to SEK 456 M (720). Currency effects, mainly related to Construction and Services, had a negative impact of SEK 15 M on operating income. In Construction and Services, operating income before goodwill amortization (EBITA) rose by 45 percent, amounting to SEK 340 M (235). Operating income before goodwill in Residential Project Development rose by 36 percent and totaled SEK 120 M (88). Commercial Project Development reported lower operating income, SEK 172 M (690), due to lower divestments of completed commercial projects. Skanska BOT improved its operating income to SEK –3 M (–8). Corporate overhead shrank to SEK –94 M (–134). The item "closed down operations" includes Skanska Telecom Networks, which was largely discontinued during 2002.

In Construction and Services, operating margin amounted to 0.9 (0.4) percent.

Goodwill amortization and writedowns during the period, which totaled SEK 106 M, consisted of scheduled amortization.

As a consequence of lower debt, net interest items improved to SEK –33 (–135). Capitalization of interest expenses in ongoing projects amounted to SEK 14 M (22). Other financial items totaled SEK –5 M (–45). The higher amount in the comparative period included a writedown of Skanska's shares in the kitchen interior manufacturer Nobia totaling SEK 26 M. Income after financial items fell to SEK 418 M (540).

Net profit for the report period fell to SEK 268 M (363). Earnings per share during the period reached SEK 0.64 (0.87).

Investments and divestments

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
INVESTMENTS				
Construction and Services	–263	–415	–1,697	–1,849
Residential Project Development	–820	–920	–3,673	–3,773
Commercial Project Development	–181	–492	–1,088	–1,399
BOT	–18	0	–133	–115
Central and eliminations	–2	141	66	209
Investments	**–1,284**	**–1,686**	**–6,525**	**–6,927**
DIVESTMENTS				
Construction and Services	210	254	1,495	1,539
Residential Project Development	1,001	1,033	4,552	4,584
Commercial Project Development	396	2,067	5,901	7,572
BOT	0	0	1	1
Central and eliminations	–1	–144	288	145
Divestments	**1,606**	**3,210**	**12,237**	**13,841**
NET INVESTMENTS				
Construction and Services	–53	–161	–202	–310
Residential Project Development	181	113	879	811
Commercial Project Development	215	1,575	4,813	6,173
BOT	–18	0	–132	–114
Central and eliminations	–3	–3	354	354
Net investments[1]	**322**	**1,524**	**5,712**	**6,914**
1 Of which strategic investments/divestments	–28	–16	392	404

Investments amounted to SEK –1,284 M (–1,686). Investments in Construction and Services fell to SEK –263 M (–415). This item was mainly related to investments in fixed assets for Skanska's own production. Net investments totaled SEK –53 M (–161). Investment volume in Residential Project Development decreased to SEK –820 M (–920). This decline was due to the inclusion in the comparable period of Skanska's American project development operations, which were divested last year. Investments in Sweden and Norway rose in the medium and low price segments, where demand is strong. Divestments in this business stream were at the same level as last year and amounted to SEK 1,001 M (1,033). In Commercial Project Development, both investments and divestments shrank, and net investments amounted to SEK 215 M (1,575).

The net amount of the Group's investments (–) and divestments (+) was SEK +322 M (1,524).

Operating cash flow and change in interest-bearing net debt/net cash

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
CASH FLOW FROM OPERATIONS				
Construction and Services	11	–1,008	4,320	3,301
Residential Project Development	180	–293	1,443	970
Commercial Project Development	366	2,243	5,233	7,110
BOT	–57	–28	–201	–172
Central and eliminations	–114	194	–200	108
Cash flow before taxes, financial operations and dividends	**386**	**1,108**	**10,595**	**11,317**
Taxes paid	–453	–147	–374	–68
Net interest items and other financial items	–38	–155	–313	–430
Dividend etc.	–21	–8	–877	–864
Cash flow before changes in interest-bearing receivables and liabilities	**–126**	**798**	**9,031**	**9,955**
Translation difference, net debt	–128	135	164	427
Reclassification and change in accounting principle, interest-bearing net debt	0	–1,285	–536	–1,821
Interest-bearing liabilities, acquired/divested	–9	0	837	846
Other changes, interest-bearing net debt	–19	51	49	119
Changes in interest-bearing net debt/net cash	**–282**	**–301**	**9,545**	**9,526**

Cash flow before taxes, financing operations and dividends totaled SEK 386 M (1,108). In Construction and Services, cash flow improved substantially and reached SEK 11 M (–1,008). The seasonal negative change in working capital amounted to SEK –501 M (–1,014). Residential Project Development also reported an improvement, with cash flow from business operations reaching SEK 180 M (–293). Commercial Project Development reported cash flow amounting to SEK 366 M (2,243), which was lower than in the same period of last year as a consequence of the lower volume of property divestments. In Skanska BOT, cash flow from business operations amounted to SEK –57 M (–28).

Taxes paid for the period amounted to SEK –453 M (–147). The higher amount was due to supplementary tax payments for the large property divestments carried out during 2003. Cash flow before change in interest bearing receivables and liabilities totaled SEK –126 M (798).

The change in interest-bearing net debt amounted to SEK –282 M (–301), primarily as a result of cash flow and translation differences related to currency rate differences for interest-bearing net debt that totaled SEK –128 M (135).

Financial position

Capital employed, by business stream

SEK bn	Construction and Services	Residential Project Devel-opment	Commercial Project Devel-opment	BOT	Central & Elimin-ations	Total Skanska Group
Intangible fixed assets	4.4	0.0	0.0	0.4	0.0	4.8
Tangible fixed assets	6.5	0.0	0.0	0.0	0.0	6.5
Shares and participations	0.8	0.1	0.1	0.8	-0.3	1.5
Commercial properties	1.4	0.0	9.4	0.0	-0.2	10.6
Residential properties	0.0	3.2	0.0	0.0	0.0	3.2
Interest-bearing receivables	1.5	0.0	0.1	0.1	0.7	2.4
Net working capital	-8.1	-0.9	-0.3	0.0	-2.3	-11.6
Cash, bank & short term investments	2.6	0.1	0.0	0.0	3.5	6.2
Capital employed on Mar 31, 2004	**9.1**	**2.5**	**9.3**	**1.3**	**1.4**	**23.6**
Capital employed on Dec 31, 2003	9.5	2.9	9.5	1.2	1.4	24.5
Capital employed on Mar 31, 2003	12.4	5.0	14.1	1.0	-0.9	31.6

Skanska has continued to reduce capital employed. At the close of the first quarter, the Group's capital employed totaled SEK 23.6 billion (31.6). Compared to year-end 2003, the Group reduced its capital employed by 4 percent.

In Construction and Services, the decline since the first quarter of 2003 was 27 percent and capital employed at the end of the report period was SEK 9.1 billion (12.4). In Residential Project Development, capital employed totaled SEK 2.5 billion (5.0), and in Commercial Project Development it was SEK 9.3 billion (14.1). In BOT the corresponding figure was SEK 1.3 billion (1.0).

Capital employed in Construction and Services has been further reduced than previously estimated. The target for the close of 2004 was SEK 16 billion. Residential Project Development has reached its target figure of SEK 3 billion, while Commercial Project Development is approaching its target figure of SEK 8 billion. If outstanding commitments in BOT of about SEK 1.1 billion are added to capital, it signifies that these operations are approaching their target figure of SEK 3 billion in capital employed.

Change in interest-bearing assets and liabilities

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net debt (-) / Net cash surplus (+), opening balance	**150**	**-9,376**	**-9,677**	**-9,376**
Change in interest-bearing receivables and liquid assets	-1,790	1,098	259	3,147
Translation differences interest-bearing receivables and liquid assets	175	-222	-332	-729
Change in interest-bearing liabilities	1,664	-300	8,772	6,808
Translation differences interest-bearing liabilities	-303	357	496	1,156
Reclassification and change in accounting principle	0	-1,285	-536	-1,821
Interest-bearing debts acquired/divested	-9	0	837	846
Other changes	-19	51	49	119
Net debt (-) / Net cash surplus (+), closing balance	**-132**	**-9,677**	**-132**	**150**

During the first quarter, the Group's net cash position of SEK 150 M at the close of 2003 turned into an interest-bearing net debt of SEK -132 M (-9,677). During the period, liquid assets and interest-bearing receivables were used to re-pay loans. At the end of the quarter interest-bearing liabilities and provisions amounted to SEK 8,747 M (Dec. 2003: 10,091).

The shareholders' equity of the Group rose to SEK 14,703 M (Dec. 2003: 14,169). Besides the net income for the period, the change in shareholders' equity is explained by positive currency rate effects. The net debt/equity ratio amounted to 0.0 (Dec. 2003: 0.0) and the equity/assets ratio was 22.8 (Dec. 2003: 21.5) percent. The target figure for the net debt/equity ratio (net interest-bearing debt divided by visible shareholders' equity) is 0.1 – 0.3.

Exchange rates for the most important currencies

	Average exchange rate		Exchange rates on the balance sheet date		
SEK	Jan-Mar 2004	Jan-Mar 2003	Mar 31 2004	Mar 31 2003	Dec 31 2003
U.S. dollar	7.35	8.55	7.57	8.49	7.26
British pound	13.50	13.72	13.89	13.43	12.89
Norwegian crown	1.06	1.21	1.10	1.17	1.08
Euro	9.18	9.18	9.26	9.26	9.07

Total assets in the consolidated balance sheet fell to SEK 65.3 billion (74.3). This was even though currency rate effects increased total assets by SEK 1.6 billion. Capital employed is gradually being reduced. At the end of March, capital employed amounted to SEK 23.6 billion (31.6).

The book value of current-asset properties amounted to SEK 13.8 billion (18.4), of which commercial properties in property development operations accounted for SEK 9.3 billion (12.1). Please see the table on page 13.

Personnel

The number of employees in the Group was 66,992 (68,941), measured as the average number of employees. The decrease is due to an adaptation to lower business volume.

Market outlook

Construction investments remain weak in Skanska's main markets, except for the Czech Republic and Private Finance Initiative (PFI) projects in the United Kingdom. The main reason for the low construction levels is the low volume of investment in industrial and commercial construction. In the U.S., investment activity in industrial and commercial construction remains at a low level. Vacancy rates are high, which decreases demand for new office space. Industrial construction in the U.S. is expected to increase at the same pace as private investments. The Swedish market for construction of commercial buildings is shrinking, mainly due to low activity in office property construction. Except for PFI project volume in the U.K., British investments in segments of importance to Skanska are decreasing. The Polish commercial construction market is beginning to show some signs of recovery, but the competitive situation is difficult.

Civil construction in Skanska's main markets is showing signs of slow recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, among other things as a consequence of large budget deficits in individual states. However, New York City and vicinity, where Skanska has a strong position in infrastructure construction, is expected to outperform the U.S. as a whole in the next few years. In Finland, civil construction is growing. The Czech Republic and Poland are expected to show some growth. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and Russia. In most markets, the volume of planned housing starts is rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and in the Central European office markets are beginning to stabilize. The cautious approach to investments in new projects however remains. In Scandinavia there is good demand for retail and logistics properties with efficient space in good locations.

Accounting principles and changes in accounting practices

This Interim Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR 20, "Interim Financial Reporting." The same accounting principles and calculation methods have been applied as in the latest Annual Report.

Other matters

No new information has emerged in ongoing legal action related to the suit filed by the Swedish Competition Authority. During the period, companies suspected of collusive anti-competitive practices, among them Skanska, were sued by a number of Swedish municipalities that maintain that they have suffered damage in contract tenders that are alleged to have been rigged. In Finland a number of construction companies, among them Skanska, have been sued by the Competition Authority before the Market Court for alleged collusive anti-competitive practices in asphalt operations. The amounts of infringement fines proposed by the competition authorities in Sweden and Finland have been reported as contingent liabilities.

In Sweden, the Supreme Administrative Court has decided not to grant the Tax Authority a hearing in the tax case related to aircraft leasing, on which the Administrative Court of Appeal ruled in favor of Skanska during 2003.

Work is proceeding on the previously announced sale of Skanska's mining contracting business in South Africa, Canada and Australia. The sale is subject to the required regulatory approvals, and the matter is currently under assessment by South Africa's Competition Commission.

Financial reports in 2004

Effective from January 1, 2004, Skanska is decreasing the number of printed interim reports. In the future, only the Six Month Report and the Annual Report will be printed and distributed. The other interim reports and the Year-end Report will be available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

During 2004, the Skanska Group's Interim Reports will be published on the following dates:

July 29, 2004 Six Month Report
October 29, 2004 Nine Month Report

Stockholm, April 30, 2004

STUART E. GRAHAM
President and CEO

This Interim Report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

INCOME STATEMENT

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	26,033	29,553	129,359	132,879
Operating expenses	-23,798	-26,764	-117,007	-119,973
Gross income	**2,235**	**2,789**	**12,352**	**12,906**
Selling and administrative expenses[1]	-1,804	-2,079	-8,178	-8,453
Share of income in associated companies	25	10	94	79
Operating income	**456**	**720**	**4,268**	**4,532**
Interest income	72	53	311	292
Interest expenses	-105	-188	-602	-685
Net interest expenses	-33	-135	-291	-393
Other financial items	-5	-45	-27	-67
Income after financial items	**418**	**540**	**3,950**	**4,072**
Taxes	-150	-172	-1,281	-1,303
Minority interest	0	-5	-3	-8
Net profit	**268**	**363**	**2,666**	**2,761**
Earnings per share for the period	0.64	0.87	6.37	6.60
Average number of shares	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization	-322	-361	-1,338	-1,377
Return on capital employed (RoCE), rolling twelve months, %			17.4	17.1
Return on equity (RoE), rolling twelve months, %			19.2	19.5
Average number of employees	66,992	68,941	66,992	69,669
1 Of which goodwill amortization and writedowns	-106	-120	-571	-585

EXTERNAL CASH FLOW, SUMMARY

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Cash flow from business operations	98	1,165	9,995	11,062
Cash flow from investment operations	679	-2,783	2,255	-1,207
Cash flow from financing operations	-1,712	93	-9,772	-7,967
Cash flow for the period	**-935**	**-1,525**	**2,478**	**1,888**

CHANGES IN SHAREHOLDERS' EQUITY

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Opening balance	14,169	14,217	13,062	14,217
Dividend[1]	0	0	-837	-837
Change in accounting principle	0	-1,110	0	-1,110
Translation differences etc	266	-408	-188	-862
Net profit for the period	268	363	2,666	2,761
Closing balance	**14,703**	**13,062**	**14,703**	**14,169**

1The dividend approved by the Annual Meeting of Shareholders, SEK 1,256 M, was included in non-restricted reserves on Mar 31, 2004. The dividend was paid by VPC on April 7, 2004.

Group net investments

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
OPERATIONS - INVESTMENTS				
Intangible fixed assets	-22	-13	-60	-51
Tangible fixed assets	-223	-286	-1,246	-1,309
Assets in BOT operations	-18	0	-133	-115
Shares	0	0	15	15
Current-asset properties	-993	-1,347	-5,018	-5,372
of which Residential Project Development	-819	-914	-3,677	-3,772
of which Commercial Project Development	-174	-433	-1,341	-1,600
Investments	**-1,256**	**-1,646**	**-6,442**	**-6,832**
OPERATIONS - DIVESTMENTS				
Intangible fixed assets	10	0	14	4
Tangible fixed assets	139	66	454	381
Assets in BOT operations	0	0	1	1
Shares	0	0	0	0
Current-asset properties	1,457	3,120	11,293	12,956
of which Residential Project Development	999	1,033	4,547	4,581
of which Commercial Project Development	458	2,087	6,746	8,375
Divestments	**1,606**	**3,186**	**11,762**	**13,342**
Net investments in operations	**350**	**1,540**	**5,320**	**6,510**
STRATEGIC INVESTMENTS				
Businesses	-27	-30	-87	-90
Shares	-1	-10	4	-5
Strategic investments	**-28**	**-40**	**-83**	**-95**
STRATEGIC DIVESTMENTS				
Businesses	0	24	42	66
Shares	0	0	433	433
Strategic divestments	**0**	**24**	**475**	**499**
Net strategic investments	**-28**	**-16**	**392**	**404**
TOTAL NET INVESTMENTS	**322**	**1,524**	**5,712**	**6,914**
Depreciation, fixed assets, excl. goodwill amortization	-322	-361	-1,338	-1,377

Consolidated operating cash flow

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Cash flow from business operations before change in working capital	564	597	3,409	3,442
Change in working capital	-501	-1,014	1,426	913
Net investments in business operations	350	1,540	5,320	6,510
Cash flow adjustment, net investments [1]		1	48	48
Taxes paid in in business operations	-435	-193	-1,185	-943
Cash flow from operating business	**-21**	**931**	**9,018**	**9,970**
Net interest items and other financial items	-38	-155	-313	-430
Taxes paid in financing operations	11	46	100	135
Cash flow from finance operations	**-27**	**-109**	**-213**	**-295**
CASH FLOW FROM OPERATIONS	**-48**	**822**	**8,805**	**9,675**
Net strategic investments	-28	-16	392	404
Taxes paid on net strategic investments	-29	0	711	740
Cash flow from net strategic investments	**-57**	**-16**	**1,103**	**1,144**
Dividend etc.	-21	-8	-877	-864
CASH FLOW BEFORE CHANGE IN INTEREST BEARING RECEIVABLES AND LIABILITIES	**-126**	**798**	**9,031**	**9,955**
Change in interest-bearing receivables and liabilities	-809	-2,323	-6,553	-8,067
CASH FLOW FOR THE PERIOD	**-935**	**-1,525**	**2,478**	**1,888**
Liquid assets at the beginning of the period	7,037	5,763	7,037	5,763
Exchange rate differences in liquid assets	124	-158	-332	-614
Liquid assets at the end of the period	**6,226**	**4,080**	**9,183**	**7,037**
Change in interest-bearing net debt	-282	-301	9,545	9,526

BALANCE SHEET SEK M	Mar 31 2004	Mar 31 2003	Dec 31 2003
ASSETS			
Intangible fixed assets			
Goodwill	4,368	5,075	4,259
Other intangible fixed assets	468	433	459
	4,836	5,508	4,718
Tangible fixed assets			
Buildings and land	1,977	2,327	2,144
Machinery and equipment	4,445	5,049	4,482
Construction in progress	113	64	104
	6,535	7,440	6,730
Financial fixed assets			
Shares and participations	1,530	1,944	1,450
Interest-bearing receivables	1,510	1,385	1,956
Deferred tax claims	1,768	1,980	1,539
	4,808	5,309	4,945
Total fixed assets	**16,179**	**18,257**	**16,393**
Current-asset properties			
Commercial Project Development	9,262	12,070	9,249
Other commercial properties	1,351	1,578	1,051
Residential Project Development	3,206	4,763	3,394
	13,819	18,411	13,694
Inventories	1,134	933	828
Current receivables			
Interest-bearing receivables	879	3,090	1,248
Tax claims	298	355	415
Non-interest-bearing receivables	26,720	29,182	27,123
	27,897	32,627	28,786
Short-term investments	457	1,304	218
Cash and bank balances	5,769	2,776	6,819
Total current assets	**49,076**	**56,051**	**50,345**
Total assets	**65,255**	**74,308**	**66,738**
of which interest-bearing	**8,615**	**8,555**	**10,241**

BALANCE SHEET SEK M	Mar 31 2004	Mar 31 2003	Dec 31 2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	14,703	13,062	14,169
Minority interests	185	289	200
Provisions			
Provisions for pensions and similar commitments	1,809	2,292	2,058
Provision for taxes	3,043	1,962	3,104
Other provisions	3,286	3,035	3,230
	8,138	7,289	8,392
Long-term liabilities, interest-bearing	5,566	12,798	7,182
Current liabilities			
Interest-bearing liabilities	1,353	3,473	809
Tax liabilities	339	667	571
Non-interest-bearing liabilities	34,971	36,730	35,415
	36,663	40,870	36,795
Total shareholders' equity and liabilities	**65,255**	**74,308**	**66,738**
of which interest-bearing	**8,747**	**18,232**	**10,091**

Contingent liabilities

During the report period, the Group's contingent liabilities increased by SEK 3.8 billion to SEK 22.5 billion (Dec.31, 2003: 18.7)

FINANCIAL RATIOS ETC.[1]	Mar 31 2004	Mar 31 2003	Dec 31 2003
Capital employed, closing balance, SEK M	23,635	31,583	24,460
Capital employed, average, SEK M	26,292	33,979	28,183
Equity/assets ratio, %	22.8	18.0	21.5
Net cash surplus (+), net debt (-), SEK M	–132	–9,677	150
Debt/equity ratio	0.0	0.7	0.0

1 The definitions of the financial ratios can be found in the Annual Report for 2003

Additional information

Business Streams

Construction & Services

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	24,872	26,828	119,646	121,602
Gross income	**1,748**	**1,794**	**8,599**	**8,645**
Selling and administrative expenses[1]	-1,425	-1,548	-6,345	-6,468
Share of income in associated companies	17	-11	114	86
Earnings before interest, taxes and amortization (EBITA)	**340**	**235**	**2,368**	**2,263**
Goodwill amortization and writedowns	-104	-115	-567	-578
Operating income	**236**	**120**	**1,801**	**1,685**
Capital employed	**9,083**	**12,413**	**9,083**	**9,529**
Depreciation, fixed assets	**-318**	**-345**	**-1,328**	**-1,355**
Investments	-263	-415	-1,697	-1,849
Divestments	210	254	1,495	1,539
Net investments	**-53**	**-161**	**-202**	**-310**
Cash flow from operations before investments and change in working capital	608	423	3,435	3,250
Change in working capital	-549	-1,269	1,135	415
Net investments in operations	-28	-148	-274	-394
Cash flow adjustment - net investments	5	-1	-48	-54
Operating cash flow from business operations[2]	36	-995	4,248	3,217
Strategic net investments	-25	-13	72	84
Cash flow	**11**	**-1,008**	**4,320**	**3,301**
Gross margin, %	7.0	6.7	7.2	7.1
Selling and administrative expenses, %	-5.7	-5.8	-5.3	-5.3
Operating margin before interest, taxes and amortization, %	1.4	0.9	2.0	1.9
Operating margin %	0.9	0.4	1.5	1.4
Return on capital employed (RoCE), %			18.8	16.3
Order bookings, SEK bn	31.3	32.2	119.6	120.6
Order backlog, SEK bn	126.7	137.8	126.7	116.3
Employees	65,837	66,890	65,837	68,209

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

Further information by business/reporting unit can be found on page 12.

Net sales declined by 7 percent to SEK 24,872 M (26,828). Net sales were negatively impacted by currency rate effects of 7 percent.

Operating income before goodwill amortization (EBITA) rose by 45 percent, amounting to SEK 340 M (235). Skanska's British operations improved their operating income to SEK 103 M (33). Skanska Services, which also showed improved margins, reported an operating income of SEK 41 M (27). Skanska's Nordic operations as well as its operations in Latin America also showed better earnings than in the comparable period. Skanska USA Civil accounted for the largest decrease in operating income. The severe winter in the New York area, rising raw material prices and continued difficulties for the subsidiary Yeager Skanska (California) explain the downturn. Skanska USA Building increased its margins somewhat, despite weaker capacity utilization. In local currency, Skanska USA Building increased its order bookings by 32 percent compared to the same quarter of 2003.

Operating income amounted to SEK 236 M (120). Negative currency rate effects lowered operating income by SEK 9 M. During the seasonally weak first quarter, operating margin amounted to 0.9 (0.4) percent.

Residential Project Development

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	1,372	1,633	6,073	6,334
Gross Income	**202**	**198**	**680**	**676**
Selling and administrative expenses[1]	-82	-110	-338	-366
Share of income in associated companies	0	0	-5	-5
Earnings before interest, taxes and amortization (EBITA)	**120**	**88**	**337**	**305**
Goodwill amortization and writedowns	-1	-2	-6	-7
Operating income	**119**	**86**	**331**	**298**
Capital employed	**2,493**	**4,997**	**2,493**	**2,931**
Depreciation fixed assets	**-1**	**-1**	**-11**	**-11**
Investments	-820	-920	-3,673	-3,773
Divestments	1,001	1,033	4,552	4,584
Net investments	**181**	**113**	**879**	**811**
Cash flow from operations before investments and changes in working capital	-50	46	-339	-243
Change in working capital	144	-374	871	353
Net investments in operations	181	112	880	811
Cash flow adjustment, net investment	-95	-77	31	49
Operating cash flow from business operations[2]	180	-293	1,443	970
Strategic net investments	0	0	0	0
Cash flow	**180**	**-293**	**1,443**	**970**
Operating margin, %	8.7	5.3	5.5	4.7
Return on capital emplyed, RoCE, %			9.6	7.5
Employees	733	1,396	733	824

1 Excluding goodwill amortization and writedowns
2 Before taxes, financial operations and dividends

Further information by business/reporting unit can be found on page 13.

Net sales fell by 16 percent to SEK 1,372 M (1,633). The main reason for the decline in net sales was that the American residential development unit – Spectrum Skanska – which was divested on April 1, 2003, was included in sales during the comparable period. In Denmark, Skanska no longer carries out any operations in Residential Project Development, which explains another portion of the decline in net sales.

Operating income rose to SEK 119 M (86). In Skanska's Polish operations, previously completed residential units are being sold and in principle, no new project development is currently underway. In Norway, operating income improved and amounted to SEK 31 M (19). Czech operations accounted for the largest improvement in operating income, and this amounted to SEK 29 M (12).

Commercial Project Development

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	624	2,433	7,052	8,861
Gross income	**234**	**746**	**2,797**	**3,309**
Selling and administrative expenses[1]	–57	–60	–241	–244
Share of income in associated companies	–5	4	–13	–4
Earnings before interest, taxes and amortization (EBITA)	**172**	**690**	**2,543**	**3,061**
Goodwill amortization and writedowns	0	0	0	0
Operating income	**172**	**690**	**2,543**	**3,061**
of which gain on sale of properties[2]	82	485	1,993	2,396
of which operating net, completed properties	134	232	652	750
of which writedowns/reversal of writedowns	0	0	0	0
Capital employed	**9,323**	**14,108**	**9,323**	**9,459**
Investments	–181	–492	–1,088	–1,399
Divestments	396	2,067	5,901	7,572
Net investments	**215**	**1,575**	**4,813**	**6,173**
Cash flow from operations before investments and changes in working capital	104	201	574	671
Changes in working capital	–44	387	–218	213
Net investments in operations	218	1,576	4,815	6,173
Cash flow adjustment, net investments	91	79	65	53
Operating cash flow from business operations before taxes[3]	369	2,243	5,236	7,110
Strategic investments	–3	0	–3	0
Cash flow	**366**	**2,243**	**5,233**	**7,110**
Return on capital employed (RoCE), %			22.5	24.8
Employees	136	157	136	149

1 Excluding goodwill amortization and writedowns

2 Additional gain included in eliminations was	44	3	44	3

3 Before taxes, financing operations and dividends

See page 13 for more information.

Net sales fell to SEK 624 M (2,433) as a consequence of lower divestments of completed commercial projects. For the same reason, operating income decreased to SEK 172 M (690).

During the report period, Skanska sold the East-West Business Center in Budapest, Hungary, for SEK 389 M, with a capital gain of SEK 126 M. Of this, SEK 44 M was reported under the item "Eliminations" as a withdrawal of previously eliminated capital gains in construction operations.

Commercial Project Development has nine projects underway, seven of them in Sweden. Ongoing projects represent leasable space of about 124,000 sq. m (1.33 million sq. ft.) and are 77 percent pre-leased. At the end of the period, the book value of ongoing projects totaled SEK 0.6 billion (Dec. 2003: 0.4). Their book value upon completion is expected to total SEK 1.4 billion, with an estimated market value of SEK 1.8 billion. The degree of completion in ongoing projects is about 40 percent.

The book value of Skanska's portfolio of completed properties amounted to SEK 6.0 billion (Dec. 2003: 6.2), with an estimated market value, based on an appraisal dated December 2003, of about SEK 9.1 billion (Dec. 2003: 9.4). The occupancy rate, measured in rent, amounted to 87 percent.

The book value of Skanska's undeveloped land and development properties ("land bank") totaled about SEK 2.7 billion (Dec. 2003: 2.6).

BOT

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
Net sales	5	5	87	87
Gross income	**–3**	**–12**	**41**	**32**
Selling and administrative expenses[1]	–13	–12	–58	–57
Share of income in associated companies	13	16	49	52
Earnings before interest, taxes and amortization (EBITA)	**–3**	**–8**	**32**	**27**
Goodwill amortization and writedowns	0	–3	3	0
Operating income	**–3**	**–11**	**35**	**27**
of which gain on sale of projects	0	0	0	0
Capital employed	**1,342**	**1,038**	**1,342**	**1,243**
Depreciation, fixed assets	**0**	**–11**	**11**	**0**
Investments	–18	0	–133	–115
Divestments	0	0	1	1
Net investments	**–18**	**0**	**–132**	**–114**
Cash flow from operations before investments and changes in working capital	–16	–13	–22	–19
Changes in working capital	–23	–15	–47	–39
Net investments in operations	–18	0	–132	–114
Cash flow adjustment, net investments	0	0	0	0
Operating cash flow from business operations[2]	–57	–28	–201	–172
Strategic investments	0	0	0	0
Cash flow	**–57**	**–28**	**–201**	**–172**
Return on capital employed (RoCE), %			4.4	3.8
Employees	39	29	39	32

1 Excluding goodwill amortization and writedowns

2 Before taxes, financing operations and dividends

Net sales amounted to SEK 5 M (5). Operating income totaled SEK –3 M (–11). During the comparative period, tender expenses were higher, which partly explains the difference.

During December, Skanska in consortium with the British investment fund Innisfree was selected to expand St. Bartholomew's Hospital (Barts) and The Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to occur early in 2005. Skanska's investment amounts to about SEK 350 M.

Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 1.1 billion.

Construction and Services, by business/reporting unit

SEK M	Net sales Jan-Mar 2004	Net sales Jan-Mar 2003	Net sales Apr 2003-Mar 2004	Net sales Jan-Dec 2003	Operating income Oct-Dec 2003	Operating income Oct-Dec 2002	Operating income Jan-Dec 2003	Operating income Jan-Dec 2002
Sweden	4,575	5,036	23,219	23,680	72	10	557	495
Norway	1,891	2,122	7,992	8,223	17	-6	48	25
Denmark	777	698	3,509	3,430	10	-49	22	-37
Finland	1,602	1,546	7,935	7,879	-4	-21	228	211
Poland	384	571	3,359	3,546	-28	-22	84	90
Czech Republic	1,126	1,203	7,577	7,654	38	57	321	340
UK	3,055	3,018	12,043	12,006	79	8	140	69
USA Building	6,153	7,401	28,992	30,240	28	27	12	11
USA Civil	2,996	3,244	14,973	15,221	7	137	392	522
Latin America	543	429	2,256	2,142	23	18	124	119
Services	567	568	2,200	2,201	35	21	146	132
International [1]	1,203	992	5,591	5,380	-41	-60	-273	-292
Total	**24,872**	**26,828**	**119,646**	**121,602**	**236**	**120**	**1,801**	**1,685**

1 International includes operations in Russia, India, Hong Kong as well as International Projects, Whessoe and Cementation.
Operations in Hong Kong are reported according to the equity method.

SEK M	EBITA[2] Jan-Mar 2004	EBITA[2] Jan-Mar 2003	EBITA[2] Apr 2003-Mar 2004	EBITA[2] Jan-Dec 2003	EBITA, %[2] Jan-Mar 2004	EBITA, %[2] Jan-Mar 2003	EBITA, %[2] Apr 2003-Mar 2004	EBITA, %[2] Jan-Dec 2003
Sweden	72	16	600	544	1.6	0.3	2.6	2.3
Norway	42	24	201	183	2.2	1.1	2.5	2.2
Denmark	10	-47	26	-31	1.3	-6.7	0.7	-0.9
Finland	12	3	311	302	0.7	0.2	3.9	3.8
Poland	-27	-20	93	100	-7.0	-3.5	2.8	2.8
Czech Republic	44	53	295	304	3.9	4.4	3.9	4.0
UK	103	33	233	163	3.4	1.1	1.9	1.4
USA Building	40	40	64	64	0.7	0.5	0.2	0.2
USA Civil	12	142	411	541	0.4	4.4	2.7	3.6
Latin America	23	18	124	119	4.2	4.2	5.5	5.6
Services	41	27	170	156	7.2	4.8	7.7	7.1
International	-32	-54	-160	-182	-2.7	-5.4	-2.9	-3.4
Total	**340**	**235**	**2,368**	**2,263**	**1.4**	**0.9**	**2.0**	**1.9**

2 Earnings before interest, taxes and amortization

SEK M	Capital employed, closing balance[3] Jan-Mar 2004	Capital employed, closing balance[3] Jan-Mar 2003	Capital employed, closing balance[3] Apr 2003-Mar 2004	Capital employed, closing balance[3] Jan-Dec 2003	Return on capital employed Apr 2003-Mar 2004	Return on capital employed Jan-Dec 2003
Sweden	607	1,659	607	1,027	49.1	36.6
Norway	1,109	2,434	1,109	1,777	4.1	2.8
Denmark	-21	148	-21	56	-28.1	69.6
Finland	691	741	691	765	26.6	23.5
Poland	469	777	469	421	15.3	13.0
Czech Republic	1,771	1,767	1,771	1,508	19.4	20.2
UK	657	1,211	657	368	26.5	14.0
USA Building	481	702	481	404	5.4	4.3
USA Civil	1,857	1,746	1,857	1,663	23.4	31.0
Latin America	456	401	456	375	27.0	27.8
Services	1	20	1	-69	>100	>100
International	1,095	1,607	1,095	1,494	-18.3	-18.9
Eliminations	-90	-800	-90	-260		
Total	**9,083**	**12,413**	**9,083**	**9,529**	**18.8**	**16.3**

3 Deposits with Skanska Financial Services have been deducted.

SEK M	Order backlog Jan-Mar 2004	Order backlog Jan-Mar 2003	Order backlog Apr 2003-Mar 2004	Order backlog Jan-Dec 2003	Order bookings Jan-Mar 2004	Order bookings Jan-Mar 2003	Order bookings Apr 2003-Mar 2004	Order bookings Jan-Dec 2003
Sweden	17,794	14,514	17,794	13,797	8,440	5,126	26,008	22,694
Norway	6,586	6,708	6,586	5,690	2,644	3,246	8,563	9,165
Denmark	1,979	2,169	1,979	1,999	792	1,158	3,242	3,608
Finland	5,116	5,017	5,116	5,403	1,427	1,954	8,450	8,977
Poland	3,144	3,459	3,144	2,730	817	461	3,500	3,144
Czech Republic	8,758	9,232	8,758	7,426	2,368	2,046	9,138	8,816
UK	12,750	15,121	12,750	13,684	1,116	2,721	9,270	10,875
USA Building	42,898	44,493	42,898	38,055	9,263	8,142	33,299	32,178
USA Civil	16,285	24,865	16,285	17,405	1,180	4,962	8,785	12,567
Latin America	2,122	2,218	2,122	2,087	505	561	2,345	2,401
Services	2,314	2,178	2,314	2,387	492	358	2,338	2,204
International	6,996	7,788	6,996	5,640	2,252	1,507	4,678	3,933
Total	**126,742**	**137,762**	**126,742**	**116,303**	**31,296**	**32,242**	**119,616**	**120,562**

Residential Project Development, by business/reporting unit

SEK M	Net sales Jan-Mar 2004	Net sales Jan-Mar 2003	Net sales Apr 2003-Mar 2004	Net sales Jan-Dec 2003	Operating income Jan-Mar 2004	Operating income Jan-Mar 2003	Operating income Apr 2003-Mar 2004	Operating income Jan-Dec 2003
Sweden	474	615	2,274	2,415	29	21	23	15
Norway	311	240	1,095	1,024	31	19	95	83
Denmark	0	173	140	313	0	7	54	61
Finland	378	254	1,565	1,441	23	16	72	65
Poland	33	22	170	159	3	-9	-14	-26
Czech Republic	119	80	556	517	29	12	96	79
USA	–	189	–	189	–	9	–	9
International	57	53	280	276	4	7	9	12
Other	–	7	-7	0	–	4	-4	0
Total	**1,372**	**1,633**	**6,073**	**6,334**	**119**	**86**	**331**	**298**

SEK M	Capital employed, closing balance[1] Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003	Return on capital employed Apr 2003-Mar 2004	Return on capital employed Jan-Dec 2003
Sweden	519	1,246	519	735	2.6	1.5
Norway	865	1,082	865	823	10.9	8.9
Denmark	0	468	0	313	18.8	17.0
Finland	671	727	671	719	9.9	8.9
Poland	143	257	143	158	-7.8	-12.2
Czech Republic	235	103	235	130	71.9	64.5
USA	–	928	0	0	–	0.5
International	60	74	60	53	16.7	19.8
Other	–	112	0	0	–	0.0
Total	**2,493**	**4,997**	**2,493**	**2,931**	**9.6**	**7.5**

1 Deposits with Skanska Financial Services have been deducted.

Breakdown of book value, current-asset properties, March 31, 2004

SEK M	Residential Project Development	Commercial Project Development	Other commercial Properties	Total
Completed projects	628	5,980	278	6,886
Ongoing projects	883	600	156	1,639
Land bank	1,695	2,682	917	5,294
Total	**3,206**	**9,262**	**1,351**	**13,819**

Project development – performance analysis before selling and administrative expenses

SEK M	Jan-Mar 2004	Jan-Mar 2003	Apr 2003-Mar 2004	Jan-Dec 2003
SALE PRICE				
Commercial Project Development	396	2,067	5,901	7,572
Other commercial properties	63	20	846	803
Residential Project Development	999	1,033	4,547	4,581
Total	**1,458**	**3,120**	**11,294**	**12,956**
BOOK VALUE				
Commercial Project Development	270	1,579	3,864	5,173
Other commercial properties	60	23	768	731
Residential Project Development	827	929	3,908	4,010
Total	**1,157**	**2,531**	**8,540**	**9,914**
GROSS INCOME				
Commercial Project Development	126	488	2,037	2,399
Other commercial properties	3	-3	78	72
Residential Project Development	172	104	639	571
Total	**301**	**589**	**2,754**	**3,042**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2003	Occupancy rate, %
Completed properties	5,980	5,980	9,060	87
Ongoing projects	600	1,381	1,790	77
Subtotal	**6,580**	**7,361**	**10,850**	
Land bank	2,682	2,682		
TOTAL	**9,262**	**10,043**	**10,850**	

Mail SE-169 83 Solna, Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Web www.skanska.com
Seat Malmö, Sweden
Org.no. 556000-4615

SKANSKA



SHAREHOLDER INFORMATION

Six Month Report, January–June 2004

SKANSKA

Six Month Report January–June 2004

Group Highlights

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
■ Net sales	32,225	34,350	58,258	63,903	127,234	132,879
of which net sales on sale of properties in Commercial Project Development	1,686	2,398	2,082	4,465	5,189	7,572
■ Operating income	1,130	1,647	1,586	2,367	3,751	4,532
of which gain on sale of properties in Commercial Project Development	587	1,097	713	1,585	1,527	2,399
■ Income after financial items	1,092	1,598	1,510	2,138	3,444	4,072
■ Net income	690	1,119	958	1,482	2,237	2,761
■ Earnings per share for the period	1.65	2.67	2.29	3.54	5.34	6.60
■ Capital employed	22,809	28,109	22,809	28,109	22,809	24,460
■ Net cash (+)/Net debt (–)	–118	–5,251	–118	–5,251	–118	150
■ Shareholders' equity	14,076	13,166	14,076	13,166	14,076	14,169
■ Return on capital employed, %					16.2	17.1
■ Return on shareholders' equity, %					16.4	19.5
■ Operating cash flow before change in interest-bearing receivables and liabilities	–70	3,449	–196	4,247	5,512	9,955
■ Change in interest-bearing net cash (+)/net debt (–)	14	4,426	–268	4,125	5,133	9,526
■ Order bookings, SEK bn	33.5	31.8	64.9	64.4	121.6	121.1
■ Order backlog, SEK bn	129.7	132.7	129.7	132.7	129.7	116.4

Second quarter of 2004 compared to second quarter of 2003

- Net sales decreased by 6 percent to SEK 32,225 M (34,350). Adjusted for currency rate effects, net sales fell by 4 percent.
- Operating income amounted to SEK 1,130 M (1,647).
- Gain on sale of properties in Commercial Project Development amounted to SEK 587 M (1,097).
- Income after financial items amounted to SEK 1,092 M (1,598).
- Net income amounted to SEK 690 M (1,119) and earnings per share in the second quarter amounted to SEK 1.65 (2.67).
- Order bookings rose by 5 percent to SEK 33.5 billion (31.8). Adjusted for currency rate effects, order bookings rose by 7 percent.

Comments from Skanska's President and CEO Stuart Graham:

–Performance in the Nordic construction businesses is improving steadily and we expect that trend to continue in the second half of the year. We now see slight improvements in the market situation in many of Skanska's markets. USA Building took a previously announced charge of SEK 150 M in Q2 in accordance with a plan aimed at increasing sales and margins in 2005 and beyond. The civil business in the U.S. continues to suffer the effects of lower project margins partly due to unusual weather in Q1 and commodity price escalation.

–As a part of focusing on selected markets, Skanska Whessoe was divested during the quarter and a letter of intent was signed regarding the divestment of Skanska's holding in Gammon Skanska. After the close of the quarter the divestment of Cementation Skanska was concluded.

–In summary, the company is now much more efficient when it comes to the use of capital, our business in Residential Project Development as well as Commercial Project Development are well on their way toward achieving their financial targets. Construction and Services is, with the exception of the U.S., performing better despite the weak market growth.


Order bookings and backlog
in Construction and Services
SEK bn
200
175
150
125
100
75
50
25
0
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
-02 -02 -02 -03 -03 -03 -03 -04 -04
Order backlog
Order bookings, rolling 12 months
Order bookings per quarter
Net sales, rolling 12 months

Order bookings

April–June

Order bookings rose by 5 percent and amounted to SEK 33,549 M (31,870). Adjusted for currency rate effects, order bookings rose by 7 percent. Skanska's UK, Czech and Norwegian units showed the largest increases in order bookings. The American units Skanska USA Building and Skanska USA Civil both experienced decreased order bookings due to the continued weak American construction market.

In the U.K., contracts awarded to Skanska included the design and construction of a new facility for Ministry of Defence. The contract is valued at SEK 1.1 billion. Skanska was also awarded a renewal contract with British Telecom to extend and maintain portions of the company's fixed telecom network in the U.K. The four-year contract is worth SEK 2.7 billion. In the Czech Republic, Skanska received a number of large new contracts during the quarter. Among these is an extension of the subway system in Prague worth SEK 1 billion and construction of a shopping center in Prague with a contract value of SEK 735 M. During the quarter, Skanska Services acquired the Swedish-based Sydkraft ServicePartner, a transaction expected to provide assignments worth about SEK 250 M per year.

January–June

Order bookings rose by 1 percent and amounted to SEK 64,925 M (64,444). Currency rate effects had a negative impact of 5 percent on order bookings.

Order backlog

At the end of the report period, order backlog amounted to SEK 129,718 M (132,712), which represented a decrease of 2 percent compared to the end of June 2003. The currency rate effect was negative and amounted to 3 percent.

Compared to year-end 2003 order backlog rose by 11 percent. In local currencies, the increase was 8 percent. Order backlog was equivalent to about 12 (12) months of construction.

Net sales and income

Performance analysis

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003– Jun 2004	Jan–Dec 2003
Net sales						
Construction and Services	29,591	30,778	54,420	57,562	118,298	121,440
Residential Project Development	1,574	1,469	2,946	3,102	6,178	6,334
Commercial Project Development	1,922	2,785	2,546	5,218	6,189	8,861
BOT	9	48	14	53	48	87
Central and eliminations	–871	–730	–1,668	–2,032	–3,479	–3,843
Skanska Group	**32,225**	**34,350**	**58,258**	**63,903**	**127,234**	**132,879**
Earnings before interest, taxes and amortization (EBITA)						
Construction and Services	561	544	893	804	2,338	2,249
Residential Project Development	127	3	247	91	461	305
Commercial Project Development[1]	684	1,320	856	2,010	1,907	3,061
BOT	–7	17	–10	9	8	27
Central	–105	–111	–191	–270	–391	–470
Closed down operations	0	–5	0	0	10	10
Eliminations[1]	–15	–8	12	–44	–9	–65
Skanska Group	**1,245**	**1,760**	**1,807**	**2,600**	**4,324**	**5,117**
Goodwill amortization and writedowns[1]	–115	–113	–221	–233	–573	–585
Operating income	**1,130**	**1,647**	**1,586**	**2,367**	**3,751**	**4,532**
Net interest items	–37	–95	–70	–230	–233	–393
Other financial items	–1	46	–6	1	–74	–67
Net financial items	**–38**	**–49**	**–76**	**–229**	**–307**	**–460**
Income after financial items	**1,092**	**1,598**	**1,510**	**2,138**	**3,444**	**4,072**
Taxes	–394	–473	–544	–645	–1,202	–1,303
Minority interests	–8	–6	–8	–11	–5	–8
Net income for the period	**690**	**1,119**	**958**	**1,482**	**2,237**	**2,761**
Earnings per share for the period	1.65	2.67	2.29	3.54	5.34	6.60
1 Of which gain on sale of commercial properties reported in Commercial Project Development	587	1,097	669	1,582	1,483	2,396
Eliminations	0	0	44	3	44	3

April–June

Net sales totaled SEK 32,225 M (34,350), a decline of 6 percent. Adjusted for currency rate effects, net sales fell by 4 percent. Net sales of the Construction and Services business stream decreased by 1 percent in terms of local currencies. The decrease in the Group's net sales was primarily attributable to lower divestments of commercial properties compared to the second quarter of 2003.

Operating income declined to SEK 1,130 M (1,647), due to lower divestment volume of commercial properties. Currency rate effects, which primarily influence Construction and Services, had a positive impact of SEK 2 M on operating income. In Construction and Services, operating income before goodwill amortization (EBITA) rose by 3 percent, amounting to SEK 561 M (544). Operating income included expenses of SEK 150 M in Skanska USA Building (American building construction) for the previously announced growth plan. In the comparative period of 2003, project loss provisions of SEK 260 M were included in the accounts of Skanska USA Building. Operating income before goodwill in Residential Project

Development rose significantly, amounting to SEK 127 M (3). In the comparative period, additional costs for re-structuring ongoing units and marketing incentives for units that were difficult to sell, were charged to operating income in the amount of SEK 50 M. Commercial Project Development reported lower operating income, SEK 684 M (1,320), as a consequence of lower divestment of completed commercial projects as well as lower rental revenues due to a reduced property portfolio. Gain on the sale of properties amounted to SEK 587 M (1,097). The operating income of Skanska BOT amounted to SEK –7 M (17) before goodwill. Corporate overhead totaled SEK –105 M (–111).

In Construction and Services, operating margin amounted to 1.5 (1.4) percent.

Goodwill amortization and writedowns during the period, which totaled SEK 115 M, consisted of scheduled amortization.

As a consequence of lower debt, net interest items improved further, amounting to SEK –37 M (–95). Capitalization of interest expenses in ongoing projects amounted to SEK 20 M (54). Other financial items totaled SEK –1 M (46). The amount in the comparative period of 2003 included a gain of SEK 14 M on the sale of shares in kitchen interior manufacturer Nobia as well as a dividend of SEK 16 M from Nobia. Income after financial items declined to SEK 1,092 M (1,598).

Net income for the period amounted to SEK 690 M (1,119). Earnings per share during the period amounted to SEK 1.65 (2.67).

January–June

Net sales declined by 9 percent to SEK 58,258 M (63,903). Adjusted for currency rate effects, net sales of the Construction and Services business stream fell by 4 percent. Net sales of Construction and Services declined by 1 percent in terms of local currencies.

Operating income fell to SEK 1,586 M (2,367), due to lower divestment volume of commercial properties. Currency rate effects explained SEK 15 M of the decline. Gain on the sale of properties amounted to SEK 713 M (1,585). Operating margin including gain on property divestments amounted to 2.7 (3.7) percent. In Construction and Services, operating margin before goodwill amounted to 1.6 (1.4) percent.

Income after net financial items amounted to SEK 1,510 M (2,138) and net income for the period fell to SEK 958 M (1,482). Earnings per share during the first half totaled SEK 2.29 (3.54) and on a rolling 12 month basis SEK 5.34 (2003: 6.60).

Return on capital employed on a rolling 12 month basis was 16.2 (Dec. 2003: 17.1) percent. Return on shareholders' equity on a rolling 12 month basis was 16.4 (Dec. 2003: 19.5) percent.

Investments and divestments

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003– Jun 2004	Jan–Dec 2003
INVESTMENTS						
Construction and Services	–457	–379	–717	–792	–1,772	–1,847
Residential Project Development	–853	–1,076	–1,673	–1,996	–3,450	–3,773
Commercial Project Development	–446	–331	–627	–823	–1,203	–1,399
BOT	–8	–26	–26	–26	–115	–115
Central and eliminations	–4	5	–9	144	54	207
Investments	**–1,768**	**–1,807**	**–3,052**	**–3,493**	**–6,486**	**–6,927**
DIVESTMENTS						
Construction and Services	256	232	466	486	1,516	1,536
Residential Project Development	927	1,152	1,928	2,185	4,327	4,584
Commercial Project Development	1,690	2,398	2,086	4,465	5,193	7,572
BOT	7	1	7	1	7	1
Central and eliminations	1	368	0	224	–76	148
Divestments	**2,881**	**4,151**	**4,487**	**7,361**	**10,967**	**13,841**
NET INVESTMENTS						
Construction and Services	–201	–147	–251	–306	–256	–311
Residential Project Development	74	76	255	189	877	811
Commercial Project Development	1,244	2,067	1,459	3,642	3,990	6,173
BOT	–1	–25	–19	–25	–108	–114
Central and eliminations	–3	373	–9	368	–22	355
Net investments[1]	**1,113**	**2,344**	**1,435**	**3,868**	**4,481**	**6,914**
1 Of which strategic investments/divestments	–117	477	–145	461	–202	404

April–June

Investments amounted to SEK –1,768 M (–1,807). Investments in Construction and Services rose to SEK –457 M (–379). This item was mainly related to fixed assets for Skanska's own production. Net investments in Construction and Services totaled SEK –201 M (–147). Investment volume in Residential Project Development decreased to SEK –853 M (–1,076). Investments in Sweden and Norway rose in the medium and low price segments, where demand is strong. Divestments in this business stream fell to SEK 927 M (1,152). In Commercial Project Development, investments rose to SEK –446 M (–331). Divestments shrank to SEK 1,690 M (2,398). Net divestments in Commercial Project Development totaled SEK 1,244 M (2,067).

The net amount of the Group's investments (–) and divestments (+) was SEK +1,113 M (+2 344).

January–June

Investments totaled SEK –3,052 M (–3,493). Divestments fell to SEK 4,487 M (7,361). The net amount of investments (–) and divestments (+) was SEK 1,435 M (3,868).

Operating cash flow and change in interestbearing net debt/net cash

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003–Jun 2004	Jan–Dec 2003
CASH FLOW FROM OPERATIONS						
Construction and Services	575	957	595	-45	3,894	3,254
Residential Project Development	-318	452	-138	159	673	970
Commercial Project Development	1,420	2,162	1,786	4,405	4,491	7,110
BOT	-28	-20	-85	-48	-209	-172
Central and eliminations	-191	323	-314	511	-670	155
Cash flow before taxes, financial operations and dividends	**1,458**	**3,874**	**1,844**	**4,982**	**8,179**	**11,317**
Taxes paid	-224	500	-677	353	-1,098	-68
Net interest items and other financial items	-38	-74	-76	-229	-277	-430
Dividend etc.	-1,266	-851	-1,287	-859	-1,292	-864
Cash flow before changes in interest-bearing receivables and liabilities	**-70**	**3,449**	**-196**	**4,247**	**5,512**	**9,955**
Translation difference, net debt	77	151	-51	286	90	427
Reclassification and change in accounting principle, interest-bearing net debt	21	0	21	-1,285	-515	-1,821
Interest-bearing liabilities, acquired/divested	3	872	-6	872	-32	846
Other changes, interest-bearing net debt	-17	-46	-36	5	78	119
Changes in interest-bearing net debt/net cash	**14**	**4,426**	**-268**	**4,125**	**5,133**	**9,526**

April–June

Cash flow before taxes, financing operations and dividends totaled SEK 1,458 M (3,874). In Construction and Services, cash flow declined to SEK 575 M (957). Cash flow also declined in Residential Project Development, amounting to SEK –318 M (452). Commercial Project Development reported cash flow amounting to SEK 1,420 M (2,162), which was lower than in the same period of last year as a consequence of the lower volume of property divestments. In the Skanska BOT business stream, cash flow from business operations amounted to SEK –28 M (–20).

Taxes paid for the period amounted to SEK –224 M (500). During the comparative period, Skanska received a repayment of SEK 756 M related to tax deductions for aircraft leasing transactions. Dividends for the 2003 financial year plus adjustments of minority interests amounted to SEK –1,266 M (–851). Cash flow before change in interest-bearing receivables and liabilities totaled SEK –70 M (3,449).

The change in interest-bearing net debt amounted to SEK 14 M (4,426), primarily as a consequence of translation effects related to currency rate differences for interest-bearing net debt that totaled SEK 77 M (151).

January–June

Cash flow before taxes, financing operations and dividends totaled SEK 1,844 M (4,982). The decline was mainly attributable to the lower volume of commercial property divestments. Cash flow before changes in interest-bearing receivables and liabilities totaled SEK –196 M (4,247).

Financial position

Capital employed, by business stream

SEK bn	Construction and Services	Residential Project Devel-opment	Commercial Project Devel-opment	BOT	Central & Elimin-ations	Total Skanska Group
Intangible fixed assets	4.3	0.0	0.0	0.4	0.0	4.7
Tangible fixed assets	6.3	0.0	0.0	0.0	0.1	6.4
Shares and participations	0.7	0.1	0.1	0.7	-0.2	1.4
Commercial properties	1.4	0.0	8.7	0.0	-0.2	9.9
Residential properties	0.0	3.3	0.0	0.0	0.0	3.3
Interest-bearing receivables	1.3	0.0	1.2	0.1	0.4	3.0
Net working capital	-7.9	-0.7	-0.4	0.1	-2.4	-11.3
Cash, bank & short term investments	2.8	0.2	0.0	0.0	2.4	5.4
Capital employed on June 30, 2004	**8.9**	**2.9**	**9.6**	**1.3**	**0.1**	**22.8**
Capital employed on Dec 31, 2003	9.5	2.9	9.5	1.2	1.4	24.5
Capital employed on June 30, 2003	11.1	3.5	13.5	1.3	-1.3	28.1

Skanska has continued to reduce capital employed. At the close of the second quarter, the Group's capital employed totaled SEK 22.8 billion (28.1). Compared to year-end 2003, the Group reduced its capital employed by 7 percent.

In Construction and Services, the decline since the second quarter of 2003 was 20 percent and capital employed at the end of the report period was SEK 8.9 billion (11.1). In Residential Property Development, capital employed totaled SEK 2.9 billion (3.5), and in Commercial Project Development it was SEK 9.6 billion (13.5). In Skanska BOT, the corresponding figure was SEK 1.3 billion (1.3).

Capital employed in Construction and Services has been reduced more than previously expected. Residential Project Development has reached its target figure of SEK 3 billion, while Commercial Project Development is approaching its target figure of SEK 8 billion. If outstanding commitments in BOT of about SEK 1.0 billion are added to capital, it signifies that capital employed in these operations increases to SEK 2.3 billion.

Change in interest-bearing assets and liabilities

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003– Jun 2004	Jan–Dec 2003
Net debt (–) / Net cash surplus (+), opening balance	**–132**	**–9,677**	**150**	**–9,376**	**–5,251**	**–9,376**
Change in interest-bearing receivables and liquid assets	–152	1,020	–1,942	2,118	–913	3,147
Translation differences interest-bearing receivables and liquid assets	–27	–238	148	–460	–121	–729
Change in interest-bearing liabilities	82	2,429	1,746	2,129	6,425	6,808
Translation differences interest-bearing liabilities	104	389	–199	746	211	1,156
Reclassification and change in accounting principle	21	0	21	–1,285	–515	–1,821
Interest-bearing debts acquired/divested	3	872	–6	872	–32	846
Other changes	–17	–46	–36	5	78	119
Net debt (–) / Net cash surplus (+), closing balance	**–118**	**–5,251**	**–118**	**–5,251**	**–118**	**150**

During the second quarter of 2004, the Group's net debt shrank by SEK 14 M, amounting to SEK –118 M (–5,251). At the end of the quarter, interest-bearing liabilities and provisions amounted to SEK 8,568 M (Dec. 2003: 10,091).

The shareholders' equity of the Group declined to SEK 14,076 M (Dec. 2003: 14,169) during the second quarter. Besides the net income for the period, the change in shareholders' equity is explained by the dividend for the 2003 financial year, amounting to SEK 1,256 M. The net debt/equity ratio amounted to 0.0 (Dec. 2003: 0.0) and the equity/assets ratio was 21.3 (Dec. 2003: 21.5) percent. The target figure for the net debt/equity ratio (net interest-nearing debt divided by visible shareholders' equity) is 0.1 – 0.3.

Exchange rates for the most important currencies

	Average exchange		Exchange rates on the balance sheet date		
SEK	Jan-Jun 2004	Jan-Jun 2003	Jun 30 2004	Jun 30 2003	Dec 31 2003
U.S. dollar	7.47	8.31	7.52	8.04	7.26
British pound	13.61	13.38	13.63	13.27	12.89
Norwegian crown	1.09	1.18	1.08	1.11	1.08
Euro	9.17	9.16	9.14	9.19	9.07

Total assets in the consolidated balance sheet fell to SEK 66.8 billion (73.3). This was even though currency rate effects increased total assets by SEK 1.3 billion. Capital employed is gradually being reduced. At the end of June, capital employed amounted to SEK 22.8 billion (28.1).

The book value of current-asset properties amounted to SEK 13.2 billion (16.3), of which commercial properties in project development operations accounted for SEK 8.6 billion (11.1). Please see the table on page 15.

Personnel

The number of employees in the Group was 68,094 (69,052), measured as the average number of employees.

Parent Company

Net sales of the Parent Company during the period January to June amounted to SEK 0 M (0). Operating income was SEK 114 M (–188). Income after financial items totaled SEK 1,306 M (985). The number of employees in the Parent Company was 56 (56), measured as the average number of employees.

Market outlook

Construction investments in several Skanska markets are starting to show signs of slow recovery. In the Nordic countries, the situation is cautiously positive. Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing positive growth. However, the competition in Poland remains fierce. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing. In other segments of importance to Skanska, U.K. investment volume is still low. In the United States, investment activity in industrial and commercial construction remains at a low level. Vacancy rates are still high, resulting in low demand for new office space. The outlook for industrial construction in the U.S. has not yet turned.

Civil construction in most Skanska markets is showing continued signs of slow recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. Some projects for the reconstruction of lower Manhattan are beginning to be put out to tender. The Norwegian civil construction market is positive, driven by BOT investments in highways and by projects for the oil industry. In Finland, civil construction is growing. The Czech Republic and Poland are expected to show some growth, among other things due to EU membership. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and St. Petersburg, Russia. In Sweden and Norway, the number of projects being started is increasing. In most markets, the volume of planned housing starts is also rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and in the Central European office markets are beginning to stabilize. A cautious approach to investments in new projects remains, however. In Scandinavia there is good demand for high-volume retail and logistics properties with efficient space in the right locations.

Accounting principles and changes in accounting practices

This Interim Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR20, "Interim Financial Reporting." The same accounting principles and calculation methods have been applied as in the latest Annual Report.

Other matters

During the second quarter, the U.K. construction engineering company Skanska Whessoe was sold to Al Rushaid Investment Company at a small loss. A memorandum of understanding was also signed concerning divestment of Skanska's holding in the half-owned Gammon Skanska in Hong Kong. The buyer is the U.K. construction company Balfour Beatty Ltd. The final sales agreement is expected to be signed shortly after completion of the due diligence process.

In January 2004, Skanska Services announced that the subsidiary Skanska IT Solutions, which provides IT services primarily to Skanska companies, would be divested or outsourced. Effective from the second quarter, and in anticipation of such outsourcing, Skanska IT Solutions will be reported under the item "Central." This change has no effect on sales or earnings at the consolidated level.

No new information has emerged in ongoing legal action related to the suit filed by the Swedish Competition Authority. During the period, companies suspected of collusive anti-competitive practices, among them Skanska, were sued by a number of Swedish municipalities that maintain that they have suffered damage from projects awarded to cartel companies. In Finland a number of construction companies, among them Skanska, have been sued by the Competition Authority before the Market Court for alleged collusive anti-competitive practices in asphalt operations. The amounts of infringement fines proposed by the competition authorities in Sweden and Finland have been reported as contingent liabilities.

Events after the close of the report period

The previously announced sale of Skanska's mining contracting businesses in South Africa and Canada to the South African construction company Murray & Roberts was completed during July. The divestment resulted in a capital loss SEK 111 M, of which SEK 100 M were charged to consolidated earnings for the fourth quarter of 2003. The remaining amount will be charged to earnings in the third quarter. The loss is a consequence of a writedown of the goodwill that was allocated to these businesses when they were acquired. In 2003, net sales of the units included in the divestment totaled SEK 1.8 billion, with an operating income before goodwill of SEK 26 M. At year-end there were about 8,600 employees in these units.

As of today (July 29), Skanska has carried out property divestments worth SEK 1,670 M during the third quarter, with capital gains amounting to SEK 508 M.

Financial reports about 2004

Effective from January 1, 2004, Skanska is decreasing the number of printed interim reports. In the future, only the Six Month Report and the Annual Report will be printed and distributed. The other interim reports and the Year-end Report will be available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Skanska Group's remaining interim reports concerning 2004 will be published on the following dates:

October 29, 2004 Nine Month Report
February 16, 2005 Year-end Report

Solna, July 29, 2004

STUART E. GRAHAM
President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

INCOME STATEMENT SUMMARY

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net sales	32,225	34,350	58,258	63,903	127,234	132,879
Construction, manufacturing and property management expenses	-29,065	-30,471	-52,863	-57,235	-115,601	-119,973
Gross income	**3,160**	**3,879**	**5,395**	**6,668**	**11,633**	**12,906**
Selling and administrative expenses[1]	-2,053	-2,250	-3,857	-4,329	-7,981	-8,453
Share of income in associated companies	23	18	48	28	99	79
Operating income	**1,130**	**1,647**	**1,586**	**2,367**	**3,751**	**4,532**
Interest income	21	87	93	140	245	292
Interest expenses	-58	-182	-163	-370	-478	-685
Net interest expenses	**-37**	**-95**	**-70**	**-230**	**-233**	**-393**
Other financial items	-1	46	-6	1	-74	-67
Income after financial items	**1,092**	**1,598**	**1,510**	**2,138**	**3,444**	**4,072**
Taxes	-394	-473	-544	-645	-1,202	-1,303
Minority interests	-8	-6	-8	-11	-5	-8
Net profit	**690**	**1,119**	**958**	**1,482**	**2,237**	**2,761**
Earnings per share for the period	1.65	2.67	2.29	3.54	5.34	6.60
Average number of shares	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization	-308	-328	-630	-689	-1,318	-1,377
RoCE, rolling twelve months, %					16.2	17.1
Return on equity (RoE), rolling twelve months, %					16.4	19.5
Average number of employees			68,094	69,052	68,094	69,669
1 Of which goodwill amortization and writedowns	-115	-113	-221	-233	-573	-585

CASH FLOW ANALYSIS, SUMMARY

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Cash flow from business operations	1,526	3,409	1,624	4,574	8,112	11,062
Cash flow from investment operations	-945	88	-266	-2,695	1,222	-1,207
Cash flow from financing operations	-1,374	-3,312	-3,086	-3,219	-7,834	-7,967
Cash flow for the period	**-793**	**185**	**-1,728**	**-1,340**	**1,500**	**1,888**

CHANGES IN SHAREHOLDERS' EQUITY

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Opening balance	14,703	13,062	14,169	14,217	13,166	14,217
Dividend	-1,256	-837	-1,256	-837	-1,256	-837
Change in accounting principle	0	0	0	-1,110	0	-1,110
Translation differences etc	-61	-178	205	-586	-71	-862
Net profit for the period	690	1,119	958	1,482	2,237	2,761
Closing balance	**14,076**	**13,166**	**14,076**	**13,166**	**14,076**	**14,169**

Group net investments

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
OPERATIONS - INVESTMENTS						
Intangible fixed assets	-7	-14	-29	-27	-53	-51
Tangible fixed assets	-361	-331	-584	-617	-1,276	-1,309
Assets in BOT operations	-9	-25	-27	-25	-117	-115
Shares	0	0	0	0	15	15
Current-asset properties	-1,279	-1,458	-2,272	-2,805	-4,839	-5,372
of which Residential Project Development	-832	-1,084	-1,651	-1,998	-3,425	-3,772
of which Commercial Project Development	-447	-374	-621	-807	-1,414	-1,600
Investments	**-1,656**	**-1,828**	**-2,912**	**-3,474**	**-6,270**	**-6,832**
OPERATIONS - DIVESTMENTS						
Intangible fixed assets	-1	3	9	3	10	4
Tangible fixed assets	178	78	317	144	554	381
Assets in BOT operations	7	1	7	1	7	1
Shares	6	19	6	19	-13	0
Current-asset properties	2,696	3,594	4,153	6,714	10,395	12,956
of which Residential Project Development	925	1,150	1,924	2,183	4,322	4,581
of which Commercial Project Development	1,771	2,444	2,229	4,531	6,073	8,375
Divestments	**2,886**	**3,695**	**4,492**	**6,881**	**10,953**	**13,342**
Net investments in operations	**1,230**	**1,867**	**1,580**	**3,407**	**4,683**	**6,510**
STRATEGIC INVESTMENTS						
Businesses	-112	15	-139	-15	-214	-90
Shares	0	6	-1	-4	-2	-5
Strategic investments	**-112**	**21**	**-140**	**-19**	**-216**	**-95**
STRATEGIC DIVESTMENTS						
Businesses	-9	39	-9	63	-6	66
Shares	4	417	4	417	20	433
Strategic divestments	**-5**	**456**	**-5**	**480**	**14**	**499**
Net strategic investments	**-117**	**477**	**-145**	**461**	**-202**	**404**
TOTAL NET INVESTMENTS	**1,113**	**2,344**	**1,435**	**3,868**	**4,481**	**6,914**
Depreciation, fixed assets, excl. goodwill amortization	-308	-328	-630	-689	-1,318	-1,377

Consolidated operating cash flow statement

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Cash flow from business operations before change in working capital	784	887	1,348	1,484	3,306	3,442
Change in working capital	-566	532	-1,067	-482	328	913
Net investments in business operations	1,230	1,867	1,580	3,407	4,683	6,510
Cash flow adjustment, net investments	127	111	128	112	64	48
Taxes paid in in business operations	-236	-279	-671	-472	-1,142	-943
Cash flow from operating business	**1,339**	**3,118**	**1,318**	**4,049**	**7,239**	**9,970**
Net interest items and other financial items	-38	-74	-76	-229	-277	-430
Taxes paid in financing operations	12	23	23	69	89	135
Cash flow from finance operations	**-26**	**-51**	**-53**	**-160**	**-188**	**-295**
CASH FLOW FROM OPERATIONS	**1,313**	**3,067**	**1,265**	**3,889**	**7,051**	**9,675**
Net strategic investments	-117	477	-145	461	-202	404
Taxes paid on net strategic investments	0	756	-29	756	-45	740
Cash flow from net strategic investments	**-117**	**1,233**	**-174**	**1,217**	**-247**	**1,144**
Dividend etc.	-1,266	-851	-1,287	-859	-1,292	-864
CASH FLOW BEFORE CHANGE IN INTEREST BEARING RECEIVABLES AND LIABILITIES	**-70**	**3,449**	**-196**	**4,247**	**5,512**	**9,955**
Change in interest-bearing receivables and liabilities	-723	-3,264	-1,532	-5,587	-4,012	-8,067
CASH FLOW FOR THE PERIOD	**-793**	**185**	**-1,728**	**-1,340**	**1,500**	**1,888**
Liquid assets at the beginning of the period	6,226	4,080	7,037	5,763	4,048	5,763
Exchange rate differences in liquid assets	-26	-217	98	-375	-141	-614
Liquid assets at the end of the period	**5,407**	**4,048**	**5,407**	**4,048**	**5,407**	**7,037**
Change in interest-bearing net debt	14	4,426	-268	4,125	5,133	9,526

BALANCE SHEET SEK M	Jun 30 2004	Jun 30 2003	Dec 31 2003
ASSETS			
Intangible fixed assets			
Goodwill	4,278	4,851	4,259
Other intangible fixed assets	459	425	459
	4,737	5,276	4,718
Tangible fixed assets			
Buildings and land	1,945	2,354	2,144
Machinery and equipment	4,325	4,870	4,482
Construction in progress	120	138	104
	6,390	7,362	6,730
Financial fixed assets			
Shares and participations	1,457	1,469	1,450
Interest-bearing receivables	1,352	2,161	1,956
Deferred tax claims	1,710	1,527	1,539
	4,519	5,157	4,945
Total fixed assets	**15,646**	**17,795**	**16,393**
Current-asset properties			
Commercial Project Development	8,578	11,104	9,249
Other commercial properties	1,371	1,348	1,051
Residential Project Development	3,268	3,817	3,394
	13,217	16,269	13,694
Inventories	1,249	975	828
Current receivables			
Interest-bearing receivables	1,691	3,220	1,248
Tax claims	574	440	415
Non-interest-bearing receivables	29,009	30,585	27,123
	31,274	34,245	28,786
Short-term investments	872	109	218
Cash and bank balances	4,535	3,939	6,819
Total current assets	**51,147**	**55,537**	**50,345**
Total assets	**66,793**	**73,332**	**66,738**
of which interest-bearing	**8,450**	**9,429**	**10,241**

SEK M	Jun 30 2004	Jun 30 2003	Dec 31 2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	14,076	13,166	14,169
Minority interests	165	263	200
Provisions			
Provisions for pensions and similar commitments	1,762	2,250	2,058
Provisions for taxes	3,142	2,754	3,104
Other provisions	3,090	2,871	3,230
	7,994	7,875	8,392
Long-term liabilities, interest-bearing	5,569	9,665	7,182
Current liabilities			
Interest-bearing liabilities	1,184	3,022	809
Tax liabilities	682	608	571
Non-interest-bearing liabilities	37,123	38,733	35,415
	38,989	42,363	36,795
Total shareholders' equity and liabilities	**66,793**	**73,332**	**66,738**
of which interest-bearing	**8,568**	**14,680**	**10,091**

Contingent liabilities

During the report period, the Group's contingent liabilities increased by SEK 3 billion to SEK 21.7 billion (Dec 31, 2003: 18.7)

FINANCIAL RATIOS ETC.[1]	Jun 30 2004	Jun 30 2003	Dec 31 2003
Capital employed, closing balance, SEK M	22,809	28,109	24,460
Capital employed, average, SEK M	24,636	32,646	28,183
Equity/assets ratio, %	21.3	18.3	21.5
Net cash surplus (+)/net debt (-), SEK M	-118	-5,251	150
Debt/equity ratio	0.0	0.4	0.0

1 The definitions of the financial ratios can be found in the Annual Report for 2003

Additional information

Business streams

Construction and Services

SEK M	Apr-Jun 2004	Apr-Jun 2003	Jan-Jun 2004	Jan-Jun 2003	Jul 2003-Jun 2004	Jan-Dec 2003
Net sales	29,591	30,778	54,420	57,562	118,298	121,440
Gross income	**2,187**	**2,284**	**3,919**	**4,100**	**8,456**	**8,637**
Selling and administrative expenses[1]	-1,631	-1,746	-3,048	-3,291	-6,231	-6,474
Share of income in associated companies	5	6	22	-5	113	86
Earnings before interest, taxes and amortization (EBITA)	**561**	**544**	**893**	**804**	**2,338**	**2,249**
Goodwill amortization and writedowns	-113	-110	-218	-225	-571	-578
Operating income	**448**	**434**	**675**	**579**	**1,767**	**1,671**
Capital employed	**8,925**	**11,112**	**8,925**	**11,112**	**8,925**	**9,563**
Depreciation, fixed assets	**-302**	**-332**	**-617**	**-672**	**-1,283**	**-1,338**
Investments	-457	-379	-717	-792	-1,772	-1,847
Divestments	256	232	466	486	1,516	1,536
Net investments	**-201**	**-147**	**-251**	**-306**	**-256**	**-311**
Cash flow from operations before investments and changes in working capital	849	958	1,442	1,403	3,275	3,236
Changes in working capital	-68	200	-596	-1,088	874	382
Net investments in operations	-81	-252	-106	-397	-103	-394
Cash flow adjustment, net investments	-5	-53	0	-54	0	-54
Operating cash flow from business operations[2]	695	853	740	-136	4,046	3,170
Strategic net investments	-120	104	-145	91	-152	84
Cash flow	**575**	**957**	**595**	**-45**	**3,894**	**3,254**
Gross margin, %	7.4	7.4	7.2	7.1	7.1	7.1
Selling and administrative expenses, %	-5.5	-5.7	-5.6	-5.7	-5.3	-5.3
Operating margin before interest, taxes and amortization, %	1.9	1.8	1.6	1.4	2.0	1.9
Operating margin %	1.5	1.4	1.2	1.0	1.5	1.4
Return on capital employed (RoCE), %					19.0	16.1
Order bookings, SEK bn	33.3	31.9	64.6	64.1	121.1	120.6
Order backlog, SEK bn	129.7	132.6	129.7	132.6	129.7	116.3
Employees			66,758	67,298	66,758	67,982

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

April-June

Further information by business/reporting unit can be found on page 14.

Net sales declined by 4 percent to SEK 29,591 M (30,778). Net sales were negatively impacted by currency rate effects of 3 percent.

Operating income before goodwill amortization (EBITA) rose by 3 percent, amounting to SEK 561 M (544). In Sweden, operating income amounted to SEK 184 M (187) and operating margin before goodwill rose to 3.3 (3.1) percent. Skanska's U.K. operations improved their operating income to SEK 83 M (54). Skanska Services, which again showed improved margins, reported an operating income of SEK 65 M (22). Skanska's operations in Norway and Denmark as well as in Poland and the Czech Republic showed better earnings than in the comparative period. Skanska USA Civil (American civil construction) accounted for the largest decrease in operating income. The effects of the severe winter in the New York area necessitated adjustments in expected profits during the first quarter. These adjustments will result in a lower margin during the remainder of the project period. Operating income includes SEK 150 M in expenses at Skanska USA Building for the previously announced growth plan. In the comparative period of 2003, project loss provisions of SEK 260 M were included in the accounts of Skanska USA Building. Adjusted for these expenses, operating income was unchanged.

Operating income amounted to SEK 448 M (434). Currency rate effects increased operating income by SEK 2 M. During the second quarter, operating margin amounted to 1.5 (1.4) percent.

During the second quarter, the U.K. construction engineering company Skanska Whessoe was sold to Al Rushaid Investment Company at a small loss. A memorandum of understanding was also signed concerning divestment of Skanska's holding in the half-owned Gammon Skanska in Hong Kong. The buyer is the U.K. construction company Balfour Beatty Ltd. The final sales agreement is expected to be signed shortly after completion of the due diligence process.

After the close of the report period, the previously announced sale of Skanska's mining contracting businesses in South Africa and Canada to the South African construction company Murray & Roberts was completed. The divestment resulted in a capital loss of more than SEK 100 M, which was charged to consolidated earnings for the fourth quarter of 2003.

January-June

Net sales fell by 5 percent to SEK 54,420 M (57,562). Negative currency rate effects lowered net sales by 5 percent.

Operating income before goodwill amortization rose by 11 percent, amounting to SEK 893 M (804). Operating income advanced by 17 percent till SEK 675 M (579). Currency rate effects had a negative impact of SEK 7 M on operating income.

Residential Project Development

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003– Jun 2004	Jan–Dec 2003
Net sales	1,574	1,469	2,946	3,102	6,178	6,334
Gross income	**206**	**84**	**408**	**282**	**802**	**676**
Selling and administrative expenses[1]	-79	-81	-161	-191	-336	-366
Share of income in associated companies	0	0	0	0	-5	-5
Earnings before interest, taxes and amortization (EBITA)	**127**	**3**	**247**	**91**	**461**	**305**
Goodwill amortization and writedowns	-2	-3	-3	-5	-5	-7
Operating income	**125**	**0**	**244**	**86**	**456**	**298**
Capital employed	**2,916**	**3,466**	**2,916**	**3,466**	**2,916**	**2,931**
Depreciation, fixed assets	**0**	**–1**	**–1**	**–2**	**–10**	**–11**
Investments	-853	-1,076	-1,673	-1,996	-3,450	-3,773
Divestments	927	1,152	1,928	2,185	4,327	4,584
Net investments	**74**	**76**	**255**	**189**	**877**	**811**
Cash flow from operations before investments and changes in working capital	-25	-3	-75	43	-361	-243
Changes in working capital	-436	403	-292	29	32	353
Net investments in operations	74	79	255	191	875	811
Cash flow adjustment, net investments	69	-25	-26	-102	125	49
Operating cash flow from business operations[2]	-318	454	-138	161	671	970
Strategic net investments	0	-2	0	-2	2	0
Cash flow	**-318**	**452**	**-138**	**159**	**673**	**970**
Operating margin, %	7.9	0.0	8.3	2.8	7.4	4.7
Return on capital employed (RoCE), %					15.4	7.5
Employees			744	843	744	824

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

April–June

Further information by business/reporting unit can be found on page 15.

Net sales rose by 7 percent to SEK 1,574 M (1,469). The increase was attributable to Norwegian and Finnish operations.

Earnings before interest, taxes and amortization rose to SEK 127 M (3). In the comparative period, additional costs for re-designing ongoing units and marketing incentives for units that were difficult to sell, were charged to operating income in the amount of SEK 50 M. Skanska's operations in Sweden, Norway, Finland and the Czech Republic all improved their operating incomes, and so did Polish operations. In Poland, Skanska is mainly selling previously completed residential units, and in principle no new project development is underway.

January–June

Net sales fell by 5 percent, amounting to SEK 2,946 M (3,102). Operating income climbed sharply to SEK 244 M (86). Demand for residential units in the medium and lower price segment remains good in Skanska's main markets.

At the end of June there were 7,375 (6,356) residential units under construction. Of these, 69 (68) percent had been sold. The number of completed unsold residential units totaled 300 (461). Since year-end 2003, construction has started on about 3,000 (1,600) units. During the first six months of 2004, the number of residential units sold was about 2,600 (2,000).

The book value of current-asset properties in Residential Project Development totaled SEK 3.3 billion (3.8). A breakdown of book value can be seen in the table on page 15. The book value of undeveloped land and development properties totaled SEK 1.9 billion. They are equivalent to building rights for about 17,000 residential units. There are more than 2,000 additional building rights in associated companies.

Commercial Project Development

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003– Jun 2004	Jan–Dec 2003
Net sales	1,922	2,785	2,546	5,218	6,189	8,861
Gross income	**739**	**1,385**	**973**	**2,131**	**2,151**	**3,309**
Selling and administrative expenses[1]	-56	-62	-113	-122	-235	-244
Share of income in associated companies	1	-3	-4	1	-9	-4
Earnings before interest, taxes and amortization (EBITA)	**684**	**1,320**	**856**	**2,010**	**1,907**	**3,061**
Goodwill amortization and writedowns	0	0	0	0	0	0
Operating income	**684**	**1,320**	**856**	**2,010**	**1,907**	**3,061**
of which gain on sale of properties[2]	587	1,097	669	1,582	1,483	2,396
of which operating net, completed properties	142	195	276	427	599	750
of which writedowns/ reversal of writedowns	0	0	0	0	0	0
Capital employed	**9,611**	**13,513**	**9,611**	**13,513**	**9,611**	**9,459**
Investments	-446	-331	-627	-823	-1,203	-1,399
Divestments	1,690	2,398	2,086	4,465	5,193	7,572
Net investments	**1,244**	**2,067**	**1,459**	**3,642**	**3,990**	**6,173**
Cash flow from operations before investments and changes in working capital	87	225	191	426	436	671
Changes in working capital	25	-318	-19	69	125	213
Net investments in operations	1,240	2,066	1,458	3,642	3,989	6,173
Cash flow adjustment, net investments	64	189	155	268	-60	53
Operating cash flow from business operations before taxes[3]	1,416	2,162	1,785	4,405	4,490	7,110
Strategic investments	4	0	1	0	1	0
Cash flow	**1,420**	**2,162**	**1,786**	**4,405**	**4,491**	**7,110**
Return on capital employed (RoCE), %					22.5	24.8
Employees			136	154	136	149

1 Excluding goodwill amortization and writedowns
2 Additional gain included in eliminations was: 0, 0, 44, 3, 44, 3
3 Before taxes, financing operations and dividends

April–June

See page 15 for more information.

Net sales fell to SEK 1,922 M (2,785) as a consequence of lower divestments of completed commercial projects. For the same reason, operating income decreased to SEK 684 M (1,320). Another reason for the decline is that rental revenues fall as the property portfolio is reduced.

During the period, Skanska sold projects and other properties with a combined sales price of SEK 1,686 M and a capital gain of SEK 587 M.

January–June

Net sales fell to SEK 2,546 M (5,218) as a result of lower divestment volume of completed commercial projects. Operating income amounted to SEK 856 M (2,010).

Commercial Project Development has nine projects underway, seven of them in Sweden. Ongoing projects represent leasable space of about 120,000 sq. m (1.29 million sq. ft.) and are 79 percent preleased. At the end of the period, the book value of ongoing projects totaled SEK 0.5 billion (Dec. 2003: 0.4). Their book value upon completion is expected to total SEK 1.3 billion, with an estimated market value of SEK 1.7 billion. The degree of completion in ongoing projects is about 39 percent.

The book value of Skanska's portfolio of completed projects amounted to SEK 5.5 billion (Dec. 2003: 6.2), with an estimated market value, based on an appraisal dated December 2003, of about SEK 8.2 billion (Dec. 2003: 9.4). The occupancy rate, measured in rent, amounted to 87 percent.

The book value of Skanska's undeveloped land and development properties ("land bank") totaled about SEK 2.6 billion (Dec. 2003: 2.6).

As of today (July 29), Skanska has carried out property divestments worth SEK 3,752 M during 2004, with capital gains amounting to SEK 1,221 M. Of this, SEK 44 M is being reported under the item "Eliminations" as a reversal of eliminations previously carried out.

BOT

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003–Jun 2004	Jan–Dec 2003
Net sales	9	48	14	53	48	87
Gross income	**–3**	**14**	**–6**	**2**	**24**	**32**
Selling and administrative expenses[1]	–20	–13	–33	–25	–65	–57
Share of income in associated companies	16	16	29	32	49	52
Earnings before interest, taxes and amortization (EBITA)	**–7**	**17**	**–10**	**9**	**8**	**27**
Goodwill amortization and writedowns	0	0	0	–3	3	0
Operating income	**–7**	**17**	**–10**	**6**	**11**	**27**
of which gain on sale of projects	0	0	0	0	0	0
Capital employed	**1,290**	**1,272**	**1,290**	**1,272**	**1,290**	**1,243**
Depreciation, fixed assets	**0**	**11**	**0**	**0**	**0**	**0**
Investments	–8	–26	–26	–26	–115	–115
Divestments	7	1	7	1	7	1
Net investments	**–1**	**–25**	**–19**	**–25**	**–108**	**–114**

BOT cont

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003–Jun 2004	Jan–Dec 2003
Cash flow from operations before investments and changes in working capital	–23	–8	-39	–21	–37	–19
Changes in working capital	–3	13	-26	–2	–63	–39
Net investments in operations	–2	–25	–20	–25	-109	–114
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations[2]	–28	–20	–85	–48	–209	–172
Strategic investments	0	0	0	0	0	0
Cash flow	**–28**	**–20**	**–85**	**–48**	**–209**	**–172**
Return on capital employed (RoCE), %					2.2	3.8
Employees			39	30	39	32

1 Excluding goodwill amortization and writedowns
2 Before taxes, financing operations and dividends

April–June

Net sales of Skanska BOT amounted to SEK 9 M (48). Operating income totaled SEK –7 M (17). Large recovered tender expenses during the comparative period explain the downturn.

During the quarter, Skanska in consortium with the U.K.-based Mill Group signed contracts and financing agreements for two school projects in Bexley, southeastern London. Skanska BOT has a 50 percent share in the consortium and Skanska BOT's investment will total about SEK 28 M.

January–June

Net sales totaled SEK 14 M (53), and operating income was SEK –10 M (6).

Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is a co-owner of twelve projects, of which four are in operation. In December 2003, Skanska in consortium with the U.K. investment fund Innisfree was selected to expand St. Bartholomew's Hospital (Barts) and the Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to occur early in 2005. Skanska's investment amounts to about SEK 350 M.

At the end of the report period, the book value of shares, participations and subordinated receivables totaled about SEK 1.3 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 1.0 billion.

Construction and Services by business/reporting unit

SEK M	Net sales Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003–Jun 2004	Jan–Dec 2003	Operating income Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003–Jun 2004	Jan–Dec 2003
Sweden	5,580	6,072	10,155	11,108	22,727	23,680	183	180	255	190	560	495
Norway	2,059	2,166	3,950	4,288	7,885	8,223	37	16	54	10	69	25
Denmark	836	931	1,613	1,629	3,414	3,430	10	0	20	–49	32	–37
Finland	1,894	1,895	3,496	3,441	7,934	7,879	30	41	26	20	218	212
Poland	773	918	1,157	1,489	3,214	3,546	21	10	–7	–12	95	90
Czech Republic	1,983	2,102	3,109	3,305	7,458	7,654	113	114	151	171	320	340
UK	3,095	2,862	6,150	5,880	12,276	12,006	58	31	137	39	167	69
USA Building	7,330	7,490	13,483	14,891	28,832	30,240	–104	–216	–76	–189	124	11
USA Civil	3,240	3,860	6,236	7,104	14,353	15,221	62	208	69	345	246	522
Latin America	611	567	1,154	996	2,300	2,142	33	43	56	61	114	119
Services	575	562	1,099	1,086	2,052	2,039	57	16	83	62	138	117
International [1]	1,615	1,353	2,818	2,345	5,853	5,380	–52	–9	–93	–69	–316	–292
Total	**29,591**	**30,778**	**54,420**	**57,562**	**118,298**	**121,440**	**448**	**434**	**675**	**579**	**1,767**	**1,671**

1 International includes operations in Russia, India and Hong Kong, as well as International Projects, Whessoe and Cementation. Operations in Hong Kong are reported according to the equity method.

SEK M	EBITA [2] Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003–Jun 2004	Jan–Dec 2003	EBITA, % [2] Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003–Jun 2004	Jan–Dec 2003
Sweden	184	187	257	203	598	544	3.3	3.1	2.5	1.8	2.6	2.3
Norway	63	46	104	70	217	183	3.1	2.1	2.6	1.6	2.8	2.2
Denmark	10	0	20	–47	36	–31	1.2	0.0	1.2	–2.9	1.1	–0.9
Finland	45	63	57	66	293	302	2.4	3.3	1.6	1.9	3.7	3.8
Poland	24	12	–3	–8	105	100	3.1	1.3	–0.3	–0.5	3.3	2.8
Czech Republic	117	109	161	162	303	304	5.9	5.2	5.2	4.9	4.1	4.0
UK	83	54	186	87	262	163	2.7	1.9	3.0	1.5	2.1	1.4
USA Building	–93	–203	–53	–163	174	64	–1.3	–2.7	–0.4	–1.1	0.6	0.2
USA Civil	66	214	78	356	263	541	2.0	5.5	1.3	5.0	1.8	3.6
Latin America	33	43	56	61	114	119	5.4	7.6	4.9	6.1	5.0	5.6
Services	65	22	98	74	166	142	11.3	3.9	8.9	6.8	8.1	7.0
International	–36	–3	–68	–57	–193	–182	–2.2	–0.2	–2.4	–2.4	–3.3	–3.4
Total	**561**	**544**	**893**	**804**	**2,338**	**2,249**	**1.9**	**1.8**	**1.6**	**1.4**	**2.0**	**1.9**

2 Earnings before interest, taxes and amortization

SEK M	Capital employed, closing balance Jun 30 2004	Jun 30 2003	Dec 31 2003	Return on capital employed [3] Jul 2003–Jun 2004	Jan–Dec 2003
Sweden	450	1,225	1,027	60.4	36.6
Norway	1,046	1,920	1,777	6.1	2.8
Denmark	–103	–241	56	–36.9	69.6
Finland	617	1,033	765	27.0	23.5
Poland	475	789	421	16.1	13.0
Czech Republic	1,803	1,719	1,508	19.6	20.2
UK	859	1,159	368	29.1	14.0
USA Building	375	416	404	30.9	4.3
USA Civil	1,789	1,864	1,663	14.4	31.0
Latin America	481	372	375	21.5	27.8
Services	70	–5	–35	>100	>100
International	1,180	1,579	1,494	–22.7	–18.9
Elimination	–117	–718	–260		
Total	**8,925**	**11,112**	**9,563**	**19.0**	**16.1**

3 Rolling 12 month

SEK M	Order backlog Jun 30 2004	Jun 30 2003	Dec 31 2003	Order bookings Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003–Jun 2004	Jan–Dec 2003
Sweden	17,322	14,134	13,797	5,052	5,988	13,492	11,114	25,072	22,694
Norway	6,615	5,275	5,690	2,187	1,448	4,831	4,694	9,302	9,165
Denmark	2,057	2,186	1,999	915	913	1,707	2,071	3,244	3,608
Finland	5,348	5,688	5,403	2,177	2,611	3,604	4,565	8,016	8,977
Poland	3,377	3,232	2,730	879	723	1,696	1,184	3,656	3,144
Czech Republic	11,553	9,684	7,426	4,572	2,717	6,940	4,763	10,993	8,816
UK	15,172	12,881	13,684	5,735	793	6,851	3,514	14,212	10,875
USA Building	42,703	44,261	38,055	7,464	10,903	16,727	19,045	29,860	32,178
USA Civil	14,555	22,549	17,405	1,595	2,782	2,775	7,744	7,598	12,567
Latin America	2,659	2,887	2,087	1,188	1,280	1,693	1,841	2,253	2,401
Services	2,350	2,445	2,387	706	735	1,198	1,093	2,309	2,204
International	6,007	7,409	5,640	872	1,001	3,124	2,508	4,549	3,933
Total	**129,718**	**132,631**	**116,303**	**33,342**	**31,894**	**64,638**	**64,136**	**121,064**	**120,562**

Residential Project Development, by business/reporting unit

SEK M	Net sales						Operating income					
	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003– Jun 2004	Jan–Dec 2003	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003– Jun 2004	Jan–Dec 2003
Sweden	635	681	1,109	1,296	2,228	2,415	26	–51	55	–30	100	15
Norway	303	226	614	466	1,172	1,024	38	18	69	37	115	83
Denmark	0	–40	0	133	180	313	0	12	0	19	42	61
Finland	407	308	785	562	1,664	1,441	33	16	56	32	89	65
Poland	26	37	59	59	159	159	4	–7	7	–16	–3	–26
Czech Republic	141	195	260	275	502	517	24	15	53	27	105	79
USA	–	–5	–	184	5	189	–	–1	–	8	1	9
International	62	74	119	127	268	276	0	2	4	9	7	12
Other	–	–7	–	0	0	0	–	–4	–	0	0	0
Total	**1,574**	**1,469**	**2,946**	**3,102**	**6,178**	**6,334**	**125**	**0**	**244**	**86**	**456**	**298**

SEK M	Capital employed, closing balance			Return on capital employed[1]	
	Jun 30 2004	Jun 30 2003	Dec 31 2003	Jul 2003– Jun 2004	Jan–Dec 2003
Sweden	823	1,105	735	12.9	1.5
Norway	960	998	823	13.8	8.9
Denmark	0	298	313	23.1	17.0
Finland	599	734	719	12.7	8.9
Poland	120	191	158	–2.1	–12.2
Czech Republic	237	86	130	62.5	64.5
USA	–	0	0	–	0.5
International	177	54	53	9.6	19.8
Other	–	0	0	–	0.0
Total	**2,916**	**3,466**	**2,931**	**15.4**	**7.5**

1 Rolling 12 months

Breakdown of book value, current-asset properties, June 30, 2004

SEK M	Residential Project Development	Commercial Project Development	Other commercial Properties	Total
Completed projects	961	5,493	307	6,761
Ongoing projects	453	505	209	1,167
Land bank	1,854	2,580	855	5,289
Total	**3,268**	**8,578**	**1,371**	**13,217**

Commercial Project Development

SEK M	Book value end of period	Book value upon completion	Market value Dec 31, 2003	Occupancy rate, %
Completed properties	5,493	5,493	8,202	87
Ongoing projects	505	1,291	1,668	79
Subtotal	**5,998**	**6,784**	**9,870**	
Land bank	2,580	2,580		
Total	**8,578**	**9,364**		

Project development - performance analysis before selling and administrative expenses

SEK M	Apr–Jun 2004	Apr–Jun 2003	Jan–Jun 2004	Jan–Jun 2003	Jul 2003– Jun 2004	Jan–Dec 2003
SALE PRICE						
Commercial Project Development	1,686	2,398	2,082	4,465	5,189	7,572
Other commercial properties	84	46	147	66	884	803
Residential Project Development	925	1,150	1,924	2,183	4,322	4,581
Total	**2,695**	**3,594**	**4,153**	**6,714**	**10,395**	**12,956**
BOOK VALUE						
Commercial Project Development	1,099	1,301	1,369	2,880	3,662	5,173
Other commercial properties	52	40	112	63	780	731
Residential Project Development	775	1,022	1,602	1,951	3,661	4,010
Total	**1,926**	**2,363**	**3,083**	**4,894**	**8,103**	**9,914**
GROSS INCOME						
Commercial Project Development	587	1,097	713	1,585	1,527	2,399
Other commercial properties	32	6	35	3	104	72
Residential Project Development	150	128	322	232	661	571
Total	**769**	**1,231**	**1,070**	**1,820**	**2,292**	**3,042**



Cover

At the Kvarnsveden paper mill in Borlänge, Sweden, Skanska has now begun work on the KP-M project for Stora Enso's new PM12 paper machine. By late 2005 the machine, which will be the largest in the world, will be producing 2,000 meters (some 6,500 ft.) of magazine paper per minute. Having presented a solution featuring a high degree of prefabrication, Skanska Sweden was thus appointed general contractor of the project, an assignment worth about SEK 600 M.

Jakob Nilsson and Mattias Jansson are working with the reinforcement of one of the project's switching stations.

Mail SE-169 83 Solna,
Sweden
Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Web www.skanska.com
Seat Malmö, Sweden
Org.no. 556000-4615

SKANSKA



SHAREHOLDER INFORMATION
Nine Month Report, January–September 2004

SKANSKA

Nine Month Report January-September 2004

Group highlights SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
■ Net sales	32,389	33,371	90,647	97,274	126,252	132,879
of which net sales on sale of properties in Commercial Project Development	2,016	609	4,098	5,074	6,596	7,572
■ Operating income	2,166	887	3,752	3,254	5,030	4,532
of which gain on sale of properties in Commercial Project Development	617	172	1,330	1,757	1,972	2,399
of which income from discontinued operations	797	68	861	153	802	94
■ Income after financial items	2,165	745	3,675	2,883	4,864	4,072
■ Net income	1,603	519	2,561	2,001	3,321	2,761
■ Earnings per share for the period	3.83	1.24	6.12	4.78	7.93	6.60
■ Capital employed	23,538	24,992	23,538	24,992	23,538	24,460
■ Net cash (+)/Net debt (-)	4,137	-4,112	4,137	-4,112	4,137	150
■ Shareholders' equity	15,839	13,423	15,839	13,423	15,839	14,169
■ Return on capital employed, %					22.4	17.1
■ Return on shareholders' equity, %					22.7	19.5
■ Operating cash flow before change in interest-bearing receivables and liabilities	4,304	1,029	4,108	5,276	8,787	9,955
■ Change in interest-bearing net cash (+)/net debt (-)	4,255	1,139	3,987	5,264	8,249	9,526
■ Order bookings, SEK bn[1]	26.9	34.2	88.2	95.4	108.7	115.9
■ Order backlog, SEK bn[1]	119.8	122.9	119.8	122.9	119.8	110.4

1 Excluding discontinued operations

Third quarter of 2004 compared to third quarter of 2003

- Net sales decreased by 3 percent till SEK 32,389 M (33,371). Adjusted for currency rate effects, net sales were unchanged.
- Operating income amounted to SEK 2,166 M (887).
- Gain on sale of properties in Commercial Project Development amounted to SEK 617 M (172).
- Operating income from discontinued operations amounted to SEK 797 M (68).
- Income after financial items amounted to SEK 2,165 M (745).
- Net income amounted to SEK 1,603 M (519) and earnings per share in the third quarter amounted to SEK 3.83 (1.24).

Comments from Skanska's President and CEO Stuart Graham:

- Skanska's core business performed favorably in the third quarter, with improved earnings and higher margins in Construction. Both Residential and Commercial Project Development continue to report good earnings. Order bookings were low in the third quarter but for the nine-month period they exceeded net sales by almost SEK 8 billion.
- The outlook is generally unchanged in Skanska's main markets. U.S. civil construction is expected to remain at a low level, but a number of large infrastructure projects in the New York area are now beginning to be put out to tender.
- Despite weak market growth over the past two years, Skanska is now well on its way to meeting the financial targets established in early 2003. During late 2004 management will develop recommendations for the Board of Directors regarding capital structure and financial targets, which are expected to be communicated in conjunction with the Year-end Report in February.



Order bookings and backlog in Construction
SEK bn
200
175
150
125
100
75
50
25
0
Q3 -02
Q4 -02
Q1 -03
Q2 -03
Q3 -03
Q4 -03
Q1 -04
Q2 -04
Q3 -04
Order backlog
Order bookings, rolling 12 months
Order bookings per quarter
Net sales, rolling 12 months

Order bookings

July–September

Order bookings decreased by 21 percent and amounted to SEK 26,860 M (34,171). Adjusted for currency rate effects, order bookings fell by 19 percent. Skanska UK and Skanska USA Civil reported large declines in order bookings. At Skanska USA Civil, order bookings are being adversely affected by the lack of a new infrastructure funding program and increased competition for projects that are put out for tender. During the comparative period of 2003, Skanska USA Civil won water supply and wastewater treatment facility projects worth a total of SEK 3.0 billion, and in the United Kingdom, Skanska UK signed a BOT/PFI contract for Derby Acute Hospital worth about SEK 4.4 billion. Private Finance Initiative (PFI) projects in the U.K. tend to be very large and can appreciably influence comparisons between periods.

Skanska's Czech, Finnish and Latin American units showed the largest increases in order bookings.

During the period, Skanska USA Building received several large hospital contracts. In Fayetteville, North Carolina, the contract was worth SEK 672 M; in Detroit, Michigan, SEK 460 M; and in Baltimore, Maryland, Skanska USA Building signed a contract to manage the expansion of the Johns Hopkins Hospital. This assignment is valued at SEK 1.7 billion. The same unit also signed a contract to manage the construction of a biomedical research center in Baltimore. The contract value for this assignment amounts to SEK 1.2 billion. In the Czech Republic, Skanska received an extensive railroad contract in Prague worth the equivalent of SEK 735 M. In September, Skanska Sweden signed a contract related to the renovation and expansion of Skärholmens Centrum, a shopping center on the southern outskirts of Stockholm; the assignment is worth SEK 500 M, with an option for additional work totaling SEK 900 M.

January–September

Order bookings decreased by 7 percent and amounted to SEK 88,231 M (95,406). Currency rate effects had a negative impact of 4 percent on order bookings. In terms of local currencies, Skanska's Czech and Polish operations greatly increased their order bookings. Skanska's business units in Norway, Sweden and Latin America also increased their order bookings, while Skanska UK and Skanska USA Civil both showed substantially lower order bookings than in the comparative period of 2003. In the Construction business stream as a whole, order bookings exceeded net sales by SEK 7.9 billion.

Order backlog

At the end of the report period, order backlog amounted to SEK 119,786 M (122,872), which represented a decrease of 3 percent compared to the end of September 2003. The currency rate effect was negative and amounted to 2 percent. Compared to year-end 2003, order backlog rose by 8 percent. In local currencies, the increase was 7 percent. Order backlog was equivalent to about 13 (13) months of construction.

Net sales and income

Performance analysis

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales						
Construction	28,887	30,287	80,334	85,452	111,136	116,254
Residential Project Development	1,422	1,362	4,368	4,280	6,233	6,145
Commercial Project Development	2,238	885	4,784	6,103	7,542	8,861
BOT	9	19	23	72	38	87
Central, eliminations and discontinued operations	-167	818	1,138	1,367	1,303	1,532
Skanska Group	**32,389**	**33,371**	**90,647**	**97,274**	**126,252**	**132,879**
Earnings before interest, taxes and amortization (EBITA)						
Construction	750	640	1,541	1,345	2,235	2,039
Residential Project Development	137	77	384	160	521	297
Commercial Project Development[1]	658	301	1,514	2,311	2,264	3,061
BOT	5	16	-5	25	-3	27
Central	-74	-109	-265	-379	-356	-470
Discontinued operations	899	81	1,001	188	1,041	228
Eliminations[1]	9	-21	21	-65	21	-65
Skanska Group	**2,384**	**985**	**4,191**	**3,585**	**5,723**	**5,117**
Goodwill amortization and writedowns[1]	-218	-98	-439	-331	-693	-585
Operating income	**2,166**	**887**	**3,752**	**3,254**	**5,030**	**4,532**
Net interest items	26	-113	-44	-343	-94	-393
Other financial items	-27	-29	-33	-28	-72	-67
Net financial items	**-1**	**-142**	**-77**	**-371**	**-166**	**-460**
Income after financial items	**2,165**	**745**	**3,675**	**2,883**	**4,864**	**4,072**
Taxes	-559	-223	-1,103	-868	-1,538	-1,303
Minority interests	-3	-3	-11	-14	-5	-8
Net income for the period	**1,603**	**519**	**2,561**	**2,001**	**3,321**	**2,761**
Earnings per share for the period	3.83	1.24	6.12	4.78	7.93	6.60
1 Of which gain on sale of commercial properties reported in						
Commercial Project Development	589	172	1,258	1,754	1,900	2,396
Eliminations	28	0	72	3	72	3

July–September

Net sales totaled SEK 32,389 M (33,371), a decline of 3 percent. Adjusted for currency rate effects, net sales were unchanged. Net sales of the Construction business stream fell by 1 percent in terms of local currencies. Among the reasons for the decrease in the Group's net sales was lower business volume in Skanska's American units compared to the third quarter of 2003.

Operating income totaled SEK 2,166 M (887) due to better margins in Construction, higher sale of properties and the capital gain on the divestment of Skanska Services. Currency rate effects had a positive impact of SEK 9 M on operating income. In Construction, operating income before goodwill amortization (EBITA) rose by 17 percent, amounting to SEK 750 M (640). In Residential Project Development, operating income before goodwill rose by 78 percent, amounting to SEK 137 M (77). Commercial Project Development reported an operating income of SEK 658 M (301) as a consequence of higher divestment of completed commercial projects. Meanwhile rental revenues fell as the property portfolio was reduced. Gain on the sale of properties amounted to SEK 617 M (172), of which SEK 28 M was reported under the item "Eliminations" as a recovery of previously eliminated gains in construction operations. Operating income in this business stream was negatively affected by a writedown of the 30 percent share in the Westin Hotel in Warsaw amounting to SEK 61 M. The operating income of Skanska BOT amounted to SEK 5 M (16) before goodwill. Corporate overhead totaled SEK -74 M (-109). The item "Discontinued operations" includes operating income before goodwill as well as capital gain effects related to the divestments of Skanska Services, Whessoe, Skanska Cementation Mining, Skanska Cementation India and Skanska's 50 percent holding in Gammon Skanska. During the comparative period, this item included Spectrum Skanska, which was divested during the first quarter of 2003.

In Construction, operating margin amounted to 2.2 (1.9) percent.

Goodwill amortization and writedowns during the period, which totaled SEK 218 M, consisted of scheduled amortization as well as SEK 101 M related to goodwill writedowns in the divested Indian operations.

As a consequence of the strengthened financial position, net interest items improved, amounting to SEK 26 M (-113). Capitalization of interest expenses in ongoing projects amounted to SEK 32 M (53). Other financial items totaled SEK -27 M (-29) and included currency hedging and currency rate losses.

Income after financial items rose to SEK 2,165 M (745). Taxes for the period amounted to SEK -559 M (-223), equivalent on an annualized basis to a tax expense of about 30 (30) percent. The capital gain from the sale of Skanska Services is tax-exempt, with the result that the Group's tax rate will be lower than estimated during the first half of 2004. Net income for the period amounted to SEK 1,603 M (519). Earnings per share during the period amounted to SEK 3.83 (1.24).

January–September

Net sales declined by 7 percent to SEK 90,647 M (97,274). Adjusted for currency rate effects, net sales fell by 3 percent. Net sales of the Construction business stream declined by 2 percent in terms of local currencies.

Operating income rose to SEK 3,752 M (3,254). Construction as well as Residential Project Development increased their results. In Commercial Project Development the gain on sale of properties amounted to SEK 1,330 M (1,757). The comparative period of 2003 included the divestment of the CityCronan commercial property in Stockholm, with a gain of SEK 1.1 billion. The capital gain from the sale of Skanska Services compensates for the decrease in property gains. Currency rate effects had an influence of SEK 24 M on operating income. Operating margin including gain on property divestments amounted to 4.1 (3.3) percent. In Construction, operating margin before goodwill amounted to 1.9 (1.6) percent.

Income after net financial items amounted to SEK 3,675 M (2,883) and net income for the period rose to SEK 2,561 M (2,001). Earnings per share during the first nine months of 2004 totaled SEK 6.12 (4.78) and on a rolling 12 month basis SEK 7.93 (2003: 6.60).

Return on capital employed on a rolling 12 month basis was 22.4 (Dec. 2003: 17.1) percent. Return on shareholders' equity on a rolling 12 month basis was 22.7 (Dec. 2003: 19.5) percent.

Investments and divestments

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
INVESTMENTS						
Construction	-333	-376	-880	-1,080	-1,491	-1,691
Residential Project Development	-814	-681	-2,487	-2,570	-3,579	-3,662
Commercial Project Development	-433	-221	-1,060	-1,044	-1,415	-1,399
BOT	-27	6	-53	-20	-148	-115
Central, eliminations and discontinued operations	1	-57	-178	-108	-130	-60
Investments total	**-1,606**	**-1,329**	**-4,658**	**-4,822**	**-6,763**	**-6,927**
DIVESTMENTS						
Construction	157	275	617	751	1,386	1,520
Residential Project Development	1,066	919	2,994	2,920	4,469	4,395
Commercial Project Development	2,016	609	4,102	5,074	6,600	7,572
BOT	0	0	7	1	7	1
Central, eliminations and discontinued operations	1,848	3	1,854	421	1,786	353
Divestments total	**5,087**	**1,806**	**9,574**	**9,167**	**14,248**	**13,841**
NET INVESTMENTS						
Construction	-176	-101	-263	-329	-105	-171
Residential Project Development	252	238	507	350	890	733
Commercial Project Development	1,583	388	3,042	4,030	5,185	6,173
BOT	-27	6	-46	-19	-141	-114
Central, eliminations and discontinued operations	1,849	-54	1,676	313	1,656	293
Net investments total[1]	**3,481**	**477**	**4,916**	**4,345**	**7,485**	**6,914**
1 Of which strategic investments/divestments	1,882	29	1,737	490	1,651	404

July–September

Investment amounted to SEK -1,606 M (-1,329). Investments in Construction decreased to SEK -333 M (-376). This item was mainly related to investments in fixed assets for Skanska's own production. Net investments in Construction totaled SEK -176 M (-101). Investment volume in Residential Project Development rose to SEK -814 M (-681). Divestments in this business stream rose to SEK 1,066 M (919). In Commercial Project Development, investments rose to SEK -433 M (-221). Divestments also rose, amounting to SEK 2,016 M (609). Net divestments in Commercial Project Development totaled SEK 1,583 M (388).

The net amount of the Group's investments (-) and divestments (+) was SEK +3,481 (+477).

January–September

Investments totaled SEK -4,658 M (-4,822). Divestments amounted to SEK 9,574 M (9,167). The net amount of investments (-) and divestments (+) was SEK 4,916 M (4,345).

Operating cash flow and change in interestbearing net debt/net cash

Consolidated operating cash flow by business stream

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
CASH FLOW FROM OPERATIONS						
Construction	886	458	1,341	356	4,348	3,363
Residential Project Development	404	318	266	492	749	975
Commercial Project Development	1,416	517	3,202	4,922	5,390	7,110
BOT	-32	-12	-117	-60	-229	-172
Central, eliminations and discontinued operations	1,671	121	1,497	674	864	41
Cash flow before taxes, financial operations and dividends	**4,345**	**1,402**	**6,189**	**6,384**	**11,122**	**11,317**
Taxes paid	-40	-283	-717	70	-855	-68
Net interest items and other financial items	-1	-142	-77	-371	-136	-430
Dividend etc.	0	52	-1,287	-807	-1,344	-864
Cash flow before changes in interest-bearing receivables and liabilities	**4,304**	**1,029**	**4,108**	**5,276**	**8,787**	**9,955**
Translation differences, net debt	1	71	-50	357	20	427
Reclassification and change in accounting principle, interest-bearing net debt	14	-32	35	-1,317	-469	-1,821
Interest-bearing liabilities acquired/divested	-2	-3	-8	869	-31	846
Other changes, interest-bearing net debt	-62	74	-98	79	-58	119
Changes in interest-bearing net debt/net cash	**4,255**	**1,139**	**3,987**	**5,264**	**8,249**	**9,526**

July–September

Cash flow before taxes, financing operations and dividends totaled SEK 4,345 M (1,402). In Construction, cash flow increased to SEK 886 M (458). Cash flow also rose in Residential Project Development, amounting to SEK 404 M (318). Commercial Project Development reported cash flow amounting to SEK 1,416 M (517), due to a larger volume of property divestments. In the Skanska BOT business stream, cash flow from business operations amounted to SEK -32 M (-12). Cash flow from "Central and eliminations" totaled SEK 1,671 M (121), where the increase is explained by divestments of businesses.

Taxes paid for the period amounted to SEK -40 M (-283). Dividends plus adjustments of minority interests amounted to SEK 0 M (52). Cash flow before change in interest-bearing receivables and liabilities totaled SEK 4,304 M (1,029).

The change in interest-bearing net debt amounted to SEK 4,255 M (1,139).

January–September

Cash flow before taxes, financial operations and dividends totaled SEK 6,189 M (6 384). The decline was mainly attributable to lower volume of commercial property divestments. Cash flow before changes in interest-bearing receivables and liabilities totaled SEK 4,108 M (5,276).

Financial position

Capital employed, by business stream on September 30, 2004

SEK bn	Construction	Residential Project Development	Commercial Project Development	BOT	Central, eliminations & discontinued operations	Total Skanska Group
Intangible fixed assets	3.8	0.0	0.0	0.4	0.0	4.2
Tangible fixed assets	5.9	0.0	0.0	0.0	0.1	6.0
Shares and participations	0.2	0.1	0.0	0.8	-0.2	0.9
Commercial properties	1.4	0.0	7.7	0.0	-0.2	8.9
Residential properties	0.0	3.2	0.0	0.0	0.0	3.2
Interest-bearing receivables	1.0	0.0	1.1	0.1	2.2	4.4
Net working capital	-7.5	-0.9	-0.1	0.1	-2.8	-11.2
Cash, bank & short term investments	2.5	0.0	0.0	0.0	4.6	7.1
Capital employed on Sep 30, 2004	**7.3**	**2.4**	**8.7**	**1.4**	**3.7**	**23.5**
Capital employed on Dec 31, 2003	8.6	2.9	9.5	1.2	2.3	24.5
Capital employed on Sep 30, 2003	10.3	3.3	10.9	1.3	-0.8	25.0

During the third quarter, capital employed rose by SEK 0.7 billion. The increase is explained primarily by the capital gain from the divestment of Skanska Services, which is booked as an interest-bearing receivable until payment is collected.

At the close of the quarter, the Group's capital employed totaled SEK 23.5 billion (25.0). Compared to year-end 2003, the Group reduced its capital employed by SEK 0.9 billion.

In Construction, capital employed declined by 29 percent compared to the third quarter of 2003 and amounted to SEK 7.3 billion (10.3). In Residential Property Development, capital employed totaled SEK 2.4 billion (3.3), and in Commercial Project Development it was SEK 8.7 billion (10.9). In Skanska BOT, the corresponding figure was SEK 1.4 billion (1.3).

Change in interest-bearing assets and liabilities

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net debt (-) / Net cash surplus (+), opening balance	**-118**	**-5 251**	**150**	**-9,376**	**-4,112**	**-9,376**
Change in interest-bearing receivables and liquid assets	3,451	-2,167	1,509	-49	4,705	3,147
Translation differences interest-bearing receivables and liquid assets	-69	-138	79	-598	-52	-729
Change in interest-bearing liabilities	853	3,196	2,599	5,325	4,082	6,808
Translation differences in interest-bearing liabilities	70	209	-129	955	72	1,156
Reclassification and change in accounting principle	14	-32	35	-1,317	-469	-1,821
Interest-bearing debts acquired/divested	-2	-3	-8	869	-31	846
Other changes	-62	74	-98	79	-58	119
Net debt (-) / Net cash surplus (+), closing balance	**4,137**	**-4,112**	**4,137**	**-4,112**	**4,137**	**150**

The Group's net debt, which amounted to SEK -118 M at the beginning of the quarter, turned into a net cash position of SEK 4,137 M (-4,112). At the close of the third quarter, interest-bearing liabilities and provisions amounted to SEK 7,558 M (Dec. 2003: 10,091).

The shareholders' equity of the Group rose to SEK 15,839 M (Dec. 2003: 14,169) during the third quarter. The net debt/equity ratio amounted to -0.3 (Dec. 2003: 0.0) and the equity/assets ratio was 23.3 (Dec. 2003: 21.5) percent.

Total assets in the consolidated balance sheet fell to SEK 68.6 billion (69.7). Currency rate effects increased total assets by SEK 0.8 billion.

The book value of current-asset properties amounted to SEK 12.1 billion (15.7), of which commercial properties in project development operations accounted for SEK 7.6 billion (10.7). Please see the table on page 17.

Exchange rates for the most important currencies

	Average exchange		Exchange rates on the balance sheet date		
	Jan-Sep	Jan-Sep	Sep 30	Sep 30	Dec 31
SEK	2004	2003	2004	2003	2003
U.S. dollar	7.48	8.25	7.35	7.66	7.26
British pound	13.61	13.29	13.22	12.81	12.89
Norwegian crown	1.09	1.16	1.09	1.09	1.08
Euro	9.16	9.16	9.07	8.95	9.07

Personnel

The number of employees in the Group was 65,263 (70,119), measured as the average number of employees.

Market outlook

Construction investments in several Skanska markets are starting to show signs of slow recovery. In the Nordic countries, the situation is cautiously positive, Poland, the Czech Republic and Estonia – new members of the European Union – are experiencing growth. However, the competition in Poland remains fierce. In the United Kingdom, the volume of Private Finance Initiative (PFI) projects is still growing. In other segments of importance to Skanska, U.K. investment volume is still low. In the United States, investment activities in industrial and commercial construction remain at a low level. Vacancy rates are still high, resulting in low demand for new office space. The outlook for industrial construction in the U.S. has not yet improved.

Civil construction in most Skanska markets is showing continued signs of slow recovery. In the U.S., civil construction is nevertheless expected to remain at a low level, as a consequence of large budget deficits in individual states. No long-term decision has yet been made on the federal program of infrastructure investments that has been discussed over a long period. Some projects for the reconstruction of lower Manhattan are however beginning to be put out to tender. There are also a number of other large infrastructure projects out for tender in the New York area. The Norwegian civil construction market is positive, driven by projects for the oil industry and by BOT investments in highways. In Finland, civil construction is growing. The Czech Republic and Poland are expected to show some growth, among other things due to EU membership. In South America, economic recovery is continuing, with a good outlook for power transmission projects and projects in the oil and gas industries, which are important sectors for Skanska's operations in this region.

Residential construction remains at a high level in the Czech Republic, Finland and St. Petersburg, Russia. In Sweden and Norway, the number of projects being started is increasing. In many markets, the volume of planned housing starts is also rising. The increase consists of units in the medium and lower price segments, for which there is heavy demand.

The vacancy rates in the Scandinavian and Central European office markets are beginning to stabilize. A cautious approach to investments in new projects remains, however. In Scandinavia there is good demand for high-volume retail and logistics properties with efficient space in the right locations.

Accounting principles and changes in accounting practices

This Interim Report was prepared in compliance with the Swedish Financial Accounting Standards Council's recommendation RR20, "Interim Financial Accounting." The same accounting principles and calculation methods have been applied as in the latest Annual Report.

Nomination Committee

On March 30, 2004, the Annual Shareholders' Meeting of Skanska AB approved a resolution giving a mandate to the Chairman of the Board to assemble a Nomination Committee and stating that its composition would be announced in conjunction with the publication of Skanska's Interim Report for January-September 2004. The Chairman of the Board has announced that the Nomination Committee in preparation for the 2005 Annual Meeting consists of Sverker Martin-Löf, Chairman of Skanska AB; Carl-Olof By representing Industrivärden AB; Jan-Erik Erenius representing AMF Pension; Curt Källströmer representing Handelsbankens Pensionsstiftelser and Svenska Handelsbanken AB; Karl Gunnar Lindvall representing Robur Fonder; and Per Ludvigsson representing Inter IKEA Investments AB. The Annual Shareholders' Meeting will be held at 5 p.m. on April 7, 2005 at the Rival Hotel on Mariatorget in Stockholm, Sweden.

Discontinued operations

During the third quarter, Skanska sold its majority holding in its mining contracting business in South Africa and Canada to South African construction company Murray & Roberts at a capital loss of SEK 111 M, of which SEK 100 M was already charged to consolidated earnings for the fourth quarter of 2003. Skanska's 50 percent holding in the Hong Kong-based Gammon Skanska was sold to the British construction company Balfour Beatty at a loss of about SEK 30 M, which is being charged to earnings for the third quarter of 2004. On September 30, a binding agreement was signed concerning the sale of Skanska Services to the international private equity company 3i. The purchase price was about SEK 1.2 billion and the capital gain before and after taxes totaled about SEK 1 billion. This gain was included in third quarter earnings.

Other matters

After an "intermediate judgment" in Sweden's Market Court in September 2004, it was clarified that the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices will be heard in its entirety, i.e., also concerning contracting procurements by the National Road Administration included in the Competition Authority's allegations concerning cartels. The City Court estimates that the main hearings on this case can be held no earlier than January 2006. No new information has emerged either in the corresponding Finnish legal action or in cases where individual Swedish municipalities have sued construction companies, among them Skanska, maintaining that they had suffered damage from alleged cartels. The amounts of infringement fines proposed by the competition authorities in Sweden and Finland have been reported as contingent liabilities.

Events after the close of the report period

Skanska has signed an agreement on the sale of its majority holding (80.4 percent) in Skanska Cementation India. The buyer is Thailand-based Italian-Thai Development Plc (ITD). The purchase price of about SEK 100 M signifies a loss of about SEK 146 M of which about SEK 101 M in the form of a goodwill writeoff, which is being charged to third quarter earnings.

As of today (October 29), Skanska has carried out no new property divestments during the fourth quarter.

Financial reports about 2004

Effective from January 1, 2005, Skanska will no longer print and distribute interim reports. In the future, only the Annual Report will be printed and distributed. The interim reports and the Year-end Report will be available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Skanska Group's Year-end Report concerning 2004 will be published on February 16, 2005.

Solna, October 29, 2004

STUART E. GRAHAM
President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

INCOME STATEMENT, SUMMARY[1]

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	32,389	33,371	90,647	97,274	126,252	132,879
Construction, manufacturing and property management expenses[2]	-28,406	-30,754	-81,269	-87,989	-113,253	-119,973
Gross income	**3,983**	**2,617**	**9,378**	**9,285**	**12,999**	**12,906**
Selling and administrative expenses[3]	-1,783	-1,757	-5,640	-6,086	-8,007	-8,453
Income from joint ventures and associated companies[4]	-34	27	14	55	38	79
Operating income	**2,166**	**887**	**3,752**	**3,254**	**5,030**	**4,532**
Income from associated companies[5]	0	1	0	2	0	2
Income from other financial fixed assets[5]	94	-240	-91	-561	-131	-601
Income from financial current assets[5]	86	42	170	164	215	209
Interest expenses and similar items[5]	-181	55	-156	24	-250	-70
Income after financial items	**2,165**	**745**	**3,675**	**2,883**	**4,864**	**4,072**
Taxes	-559	-223	-1,103	-868	-1,538	-1,303
Minority interests	-3	-3	-11	-14	-5	-8
Net profit	**1,603**	**519**	**2,561**	**2,001**	**3,321**	**2,761**
Earnings per share for the period	3.83	1.24	6.12	4.78	7.93	6.60
Average number of shares	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072	418,553,072
Depreciation, fixed assets, excl. goodwill amortization	-292	-360	-922	-1,049	-1,250	-1,377
RoCE, rolling twelve months, %					22.4	17.1
Return on equity (RoE), rolling twelve months, %					22.7	19.5
Average number of employees			65,263	70,119	65,263	69,669

	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
1 Of which Discontinued operations, see separate Income statement						
2 Of which gain on sale of operations	1,088	0	1,088	0	1,102	14
3 Of which goodwill amortization and writedowns	-218	-98	-439	-331	-693	-585
4 Of which gain on sale of operations	-35	0	-35	0	-35	0
5 Of which:						
Interest income	100	45	193	185	300	292
Interest expenses	-74	-158	-237	-528	-394	-685
Net interest expenses	26	-113	-44	-343	-94	-393
Other financial items	-27	-29	-33	-28	-72	-67
Financial net	-1	-142	-77	-371	-166	-460

SUMMARY CASH FLOW STATEMENT

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Cash flow from business operations	2,604	1,301	4,228	5,875	9,415	11,062
Cash flow from investment operations	151	1,950	-115	-745	-577	-1,207
Cash flow from financing operations	-854	-3,239	-3,940	-6,458	-5,449	-7,967
Cash flow for the period	**1,901**	**12**	**173**	**-1,328**	**3,389**	**1,888**

CHANGES IN SHAREHOLDERS' EQUITY

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Opening balance	14,076	13,166	14,169	14,217	13,423	14,217
Dividend	0	0	-1,256	-837	-1,256	-837
Change in accounting principle	0	0	0	-1,110	0	-1,110
Translation differences etc.	160	-262	365	-848	351	-862
Net profit for the period	1,603	519	2,561	2,001	3,321	2,761
Closing balance	**15,839**	**13,423**	**15,839**	**13,423**	**15,839**	**14,169**

Group net investments

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
OPERATIONS – INVESTMENTS						
Intangible fixed assets	-12	-9	-41	-36	-56	-51
Tangible fixed assets	-210	-271	-794	-888	-1,215	-1,309
Assets in BOT operations	-27	5	-54	-20	-149	-115
Shares	-1	-10	-1	-10	24	15
Current-asset properties	-1,373	-1,054	-3,645	-3,859	-5,158	-5,372
of which Residential Project Development	-831	-681	-2,482	-2,679	-3,575	-3,772
of which Commercial Project Development	-542	-373	-1,163	-1,180	-1,583	-1,600
Investments	**-1,623**	**-1,339**	**-4,535**	**-4,813**	**-6,554**	**-6,832**
OPERATIONS – DIVESTMENTS						
Intangible fixed assets	-1	-2	8	1	11	4
Tangible fixed assets	81	31	398	175	604	381
Assets in BOT operations	0	0	7	1	7	1
Shares	4	-19	10	0	10	0
Current-asset properties	3,138	1,777	7,291	8,491	11,756	12,956
of which Residential Project Development	1,034	921	2,958	3,104	4,435	4,581
of which Commercial Project Development	2,104	856	4,333	5,387	7,321	8,375
Divestments	**3,222**	**1,787**	**7,714**	**8,668**	**12,388**	**13,342**
Net investments in operations	**1,599**	**448**	**3,179**	**3,855**	**5,834**	**6,510**
STRATEGIC INVESTMENTS						
Businesses	17	8	-122	-7	-205	-90
Shares	0	2	-1	-2	-4	-5
Strategic investments	**17**	**10**	**-123**	**-9**	**-209**	**-95**
STRATEGIC DIVESTMENTS						
Businesses	1,407	6	1,398	69	1,395	66
Shares	458	13	462	430	465	433
Strategic divestments	**1,865**	**19**	**1,860**	**499**	**1,860**	**499**
Net strategic investments	1,882	29	1,737	490	1,651	404
TOTAL NET INVESTMENTS	**3,481**	**477**	**4,916**	**4,345**	**7,485**	**6,914**
Depreciation, fixed assets, excl. goodwill amortization	-292	-360	-922	-1,049	-1,250	-1,377

Consolidated operating cash flow statement

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Cash flow from business operations before change in working capital	919	872	2,267	2,356	3,353	3,442
Change in working capital	187	161	-880	-321	354	913
Net investments in business operations	1,599	448	3,179	3,855	5,834	6,510
Cash flow adjustment, net investments	-242	-108	-114	4	-70	48
Taxes paid in business operations	-40	-325	-711	-797	-857	-943
Cash flow from operating business	**2,423**	**1,048**	**3,741**	**5,097**	**8,614**	**9,970**
Net interest items and other financial items	-1	-142	-77	-371	-136	-430
Taxes paid in financing operations	0	42	23	111	47	135
Cash flow from finance operations	**-1**	**-100**	**-54**	**-260**	**-89**	**-295**
CASH FLOW FROM OPERATIONS	**2,422**	**948**	**3,687**	**4,837**	**8,525**	**9,675**
Net strategic investments	1,882	29	1,737	490	1,651	404
Taxes paid on net strategic investments	0	0	-29	756	-45	740
Cash flow from net strategic investments	**1,882**	**29**	**1,708**	**1,246**	**1,606**	**1,144**
Dividend etc.	0	52	-1,287	-807	-1,344	-864
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**4,304**	**1,029**	**4,108**	**5,276**	**8,787**	**9,955**
Change in interest-bearing receivables and liabilities	-2,403	-1,017	-3,935	-6,604	-5,398	-8,067
CASH FLOW FOR THE PERIOD	**1,901**	**12**	**173**	**-1,328**	**3,389**	**1,888**
Liquid assets at the beginning of the period	5,407	4,048	7,037	5,763	3,924	5,763
Exchange rate differences in liquid assets	-42	-136	56	-511	-47	-614
Liquid assets at the end of the period	**7,266**	**3,924**	**7,266**	**3,924**	**7,266**	**7,037**
Change in interest-bearing net debt	4,255	1,139	3,987	5,264	8,249	9,526

BALANCE SHEET, SUMMARY

SEK M	Sep 30 2004	Sep 30 2003	Dec 31 2003
ASSETS			
Intangible fixed assets			
Goodwill	3,731	4,578	4,259
Other intangible fixed assets	475	438	459
	4,206	**5,016**	**4,718**
Tangible fixed assets			
Buildings and land	1,789	2,275	2,144
Machinery and equipment	4,091	4,650	4,482
Construction in progress	101	128	104
	5,981	**7,053**	**6,730**
Financial fixed assets			
Shares and participations	950	1,473	1,450
Interest-bearing receivables	1,405	2,389	1,956
Deferred tax claims	1,560	1,631	1,539
	3,915	**5,493**	**4,945**
Total fixed assets	**14,102**	**17,562**	**16,393**
Current-asset properties			
Commercial Project Development	7,580	10,986	9,249
Other commercial properties	1,362	1,055	1,051
Residential Project Development	3,160	3,660	3,394
	12,102	**15,701**	**13,694**
Inventories	**984**	**879**	**828**
Current receivables			
Interest-bearing receivables	3,024	838	1,248
Tax claims	626	549	415
Non-interest-bearing receivables	30,509	30,219	27,123
	34,159	**31,606**	**28,786**
Short-term investments	1,217	115	218
Cash and bank balances	6,049	3,809	6,819
Total current assets	**54,511**	**52,110**	**50,345**
Total assets	**68,613**	**69,672**	**66,738**
of which interest-bearing	**11,695**	**7,151**	**10,241**

SEK M	Sep 30 2004	Sep 30 2003	Dec 31 2003
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	15,839	13,423	14,169
Minority interests	141	306	200
Provisions			
Provisions for pensions and similar commitments	1,514	2,171	2,058
Provisions for taxes	3,346	2,824	3,104
Other provisions	3,169	2,927	3,230
	8,029	**7,922**	**8,392**
Long-term liabilities, interest-bearing	**4,806**	**7,585**	**7,182**
Current liabilities			
Interest-bearing liabilities	1,104	1,751	809
Tax liabilities	832	786	571
Non-interest-bearing liabilities	37,862	37,899	35,415
	39,798	**40,436**	**36,795**
Total shareholders' equity and liabilities	**68,613**	**69,672**	**66,738**
of which interest-bearing	**7,558**	**11,263**	**10,091**

Contingent liabilities

During the report period, the Group's contingent liabilities increased by SEK 3.1 billion to SEK 21.8 billion (Dec 31, 2003: 18.7)

FINANCIAL RATIOS ETC.[1]	Sep 30 2004	Sep 30 2003	Dec 31 2003
Capital employed, closing balance, SEK M	23,538	24,992	24,460
Capital employed, average, SEK M	23,792	30,433	28,183
Equity/assets ratio, %	23.3	19.7	21.5
Net cash surplus (+)/net debt (-), SEK M	4,137	-4,112	150
Debt/equity ratio	-0.3	0.3	0.0

1 The definitions of the financial ratios can be found in the Annual Report for 2003

Additional information

Business streams

Construction

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	28,887	30,287	80,334	85,452	111,136	116,254
Gross income	**1,978**	**1,943**	**5,575**	**5,730**	**7,838**	**7,993**
Selling and administrative expenses[1]	-1,242	-1,309	-4,063	-4,380	-5,689	-6,006
Share of income in associated companies	14	6	29	-5	86	52
Earnings before interest, taxes and amortization (EBITA)	**750**	**640**	**1,541**	**1,345**	**2,235**	**2,039**
Goodwill amortization and writedowns	-103	-78	-282	-281	-445	-444
Operating income	**647**	**562**	**1,259**	**1,064**	**1,790**	**1,595**
Capital employed	**7,314**	**10,340**	**7,314**	**10,340**	**7,314**	**8,608**
Depreciation, fixed assets	**-281**	**-317**	**-844**	**-948**	**-1,141**	**-1,245**
Investments	-333	-376	-880	-1,080	-1,491	-1,691
Divestments	157	275	617	751	1,386	1,520
Net investments	**-176**	**-101**	**-263**	**-329**	**-105**	**-171**
Cash flow from operations before investments and changes in working capital	1,030	783	2,318	2,045	3,210	2,937
Changes in working capital	29	-222	-715	-1,304	1,240	651
Net investments in operations	-211	-137	-260	-487	-65	-292
Cash flow adjustment, net investments	3	-1	2	-55	3	-54
Operating cash flow from business operations[2]	851	423	1,345	199	4,388	3,242
Strategic net investments	35	35	-4	157	-40	121
Cash flow	**886**	**458**	**1,341**	**356**	**4,348**	**3,363**
Gross margin, %	6.8	6.4	6.9	6.7	7.1	6.9
Selling and administrative expenses, %	-4.3	-4.3	-5.1	-5.1	-5.1	-5.2
Operating margin before interest, taxes and amortization, %	2.6	2.1	1.9	1.6	2.0	1.8
Operating margin, %	2.2	1.9	1.6	1.2	1.6	1.4
Return on capital employed (RoCE), %					23.1	16.3
Order bookings, SEK bn	26.9	34.2	88.2	95.4	108.7	115.9
Order backlog, SEK bn	119.8	122.9	119.8	122.9	119.8	110.4
Employees			53,435	56,313	53,435	55,804

1 Excluding goodwill amortization and writedowns

2 Before taxes, financing operations and dividends

July–September

Further information by business/reporting unit can be found on page 16.

Net sales declined by 5 percent to SEK 28,887 M (30,287). Net sales were negatively impacted by currency rate effects of 4 percent.

Operating income before goodwill amortization (EBITA) rose by 17 percent, amounting to SEK 750 M (640). In Sweden, operating income before goodwill amounted to SEK 176 M (130) and operating margin before goodwill rose to 3.3 (2.3) percent. Aside from Skanska's Swedish operations, its Danish, Finnish, Czech, British and Latin American operations also showed rising earnings. Skanska USA Building (American building construction) and Skanska USA Civil (American civil construction) reported a combined decrease of SEK 96 M in operating income before goodwill, and margins were also lower than in the comparative period of 2003. The effects of the severe winter in the New York area necessitated adjustments in expected project results during the first quarter. The adjustments will result in a lower margin during the remainder of the project period. Operating income of the business stream amounted to SEK 647 M (562). Currency rate effects increased operating income by SEK 17 M. During the third quarter, operating margin amounted to 2.2 (1.9) percent.

During the third quarter, a number of businesses were divested, as described on page 7. These businesses are reported separately and are not included in this business stream's tables.

January–September

Net sales fell by 6 percent to SEK 80,334 M (85,452). Negative currency rate effects lowered net sales by 4 percent.

Operating income before goodwill amortization rose by 15 percent, amounting to SEK 1,541 M (1,345). Operating income rose by 18 percent to SEK 1,259 M (1,064). Currency rate effects had a negative impact of SEK 24 M on operating income.

Residential Project Development

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	1,422	1,362	4,368	4,280	6,233	6,145
Gross income	**216**	**166**	**624**	**424**	**853**	**653**
Selling and administrative expenses[1]	-79	-89	-240	-264	-327	-351
Share of income in associated companies	0	0	0	0	-5	-5
Earnings before interest, taxes and amortization (EBITA)	**137**	**77**	**384**	**160**	**521**	**297**
Goodwill amortization and writedowns	-1	-1	-4	-6	-5	-7
Operating income	**136**	**76**	**380**	**154**	**516**	**290**
Capital employed	**2,450**	**3,302**	**2,450**	**3,302**	**2,450**	**2,931**
Depreciation, fixed assets	**0**	**-6**	**-1**	**-8**	**-4**	**-11**
Investments	-814	-681	-2,487	-2,570	-3,579	-3,662
Divestments	1,066	919	2,994	2,920	4,469	4,395
Net investments	**252**	**238**	**507**	**350**	**890**	**733**
Cash flow from operations before investments and changes in working capital	30	-124	-45	-257	-15	-227
Changes in working capital	111	218	-181	514	-274	421
Net investments in operations	252	235	507	350	889	732
Cash flow adjustment, net investments	11	-13	-15	-115	149	49
Operating cash flow from business operations[2]	404	316	266	492	749	975
Strategic net investments	0	2	0	0	0	0
Cash flow	**404**	**318**	**266**	**492**	**749**	**975**
Operating margin, %	9.6	5.6	8.7	3.6	8.3	4.7
Return on capital employed (RoCE), %					18.8	8.3
Employees			800	925	800	824

1 Excluding goodwill amortization and writedowns

2 Before taxes, financing operations and dividends

July–September

Further information by business/reporting unit can be found on page 17.

Net sales rose by 4 percent to SEK 1,422 M (1,362). Operating income before goodwill rose to SEK 137 M (77). Skanska's operations in Sweden, Norway and Finland all improved their operating incomes, and so did Polish operations. In Poland, Skanska is mainly selling previously completed residential units, and virtually no new project development is underway. Czech operations maintained good earnings despite lower business volume than during the comparative period of 2003.

January–September

Net sales fell by 2 percent, amounting to SEK 4,368 M (4,280). Operating income climbed sharply to SEK 380 M (154). Demand for residential units in the medium and lower price segment remains good in Skanska's main markets.

At the end of September there were 7,227 (6,594) residential units under construction. Of these, 70 (70) percent had been sold. The number of completed unsold residential units totaled 285 (466). Since year-end 2003, construction has started on about 3,900 (2,900) units. During the first nine months of 2004, the number of residential units sold was about 3,600 (3,200).

The book value of current-asset properties in Residential Project Development totaled SEK 3.2 billion (3.7). A breakdown of book value can be seen in the table on page 17. The book value of undeveloped land and development properties totaled SEK 1.9 billion. This is equivalent to building rights for about 18,000 residential units. There are more than 2,000 additional building rights in associated companies.

Commercial Project Development

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	2,238	885	4,784	6,103	7,542	8,861
Gross income	**741**	**360**	**1,714**	**2,491**	**2,532**	**3,309**
Selling and administrative expenses[1]	-46	-56	-159	-178	-225	-244
Share of income in associated companies	-37	-3	-41	-2	-43	-4
Earnings before interest, taxes and amortization (EBITA)	**658**	**301**	**1,514**	**2,311**	**2,264**	**3,061**
Goodwill amortization and writedowns	0	0	0	0	0	0
Operating income	**658**	**301**	**1,514**	**2,311**	**2,264**	**3,061**
of which gain on sale of properties[2]	589	172	1,258	1,754	1,900	2,396
of which operating net, completed properties	133	182	409	609	550	750
of which writedowns/reversal of writedowns	0	0	0	0	0	0
Capital employed	**8,719**	**10,898**	**8,719**	**10,898**	**8,719**	**9,459**
Investments	-433	-221	-1,060	-1,044	-1,415	-1,399
Divestments	2,016	609	4,102	5,074	6,600	7,572
Net investments	**1,583**	**388**	**3,042**	**4,030**	**5,185**	**6,173**
Cash flow from operations before investments and changes in working capital	106	133	297	559	409	671
Changes in working capital	-17	89	-36	158	19	213
Net investments in operations	1,583	389	3,041	4,031	5,183	6,173
Cash flow adjustment, net investments	-256	-94	-101	174	-222	53
Operating cash flow from business operations before taxes[3]	1,416	517	3,201	4,922	5,389	7,110
Strategic investments	0	0	1	0	1	0
Cash flow	**1,416**	**517**	**3,202**	**4,922**	**5,390**	**7,110**
Return on capital employed (RoCE), %					23.9	24.8
Employees			138	148	138	149
1 Excluding goodwill amortization and writedowns						
2 Additional gain included in eliminations was	28	0	72	3	72	3
3 Before taxes, financing operations and dividends						

July–September

See page 17 for more information.

Net sales rose to SEK 2,238 M (885) as a consequence of higher divestments of completed commercial projects. For the same reason, operating income increased to SEK 658 M (301). Higher capital gains were offset to some extent by the fact that rental revenues decline as the property portfolio is reduced. Included in operating income is a writedown of the 30 percent share in the Westin Hotel in Warsaw, amounting to SEK 61 M. This is reported under the item "Share of income in associated companies."

During the period, Skanska sold projects and other properties with a combined sales price of SEK 2,016 M (609) and a capital gain of 617 M (172).

January–September

Net sales fell to SEK 4,784 M (6 103). The comparative period of 2003 included the divestment of the CityCronan property in Stockholm at a purchase price of SEK 2.3 billion. Operating income amounted to SEK 1,514 M (2 311). Included in operating income is a writedown in the third quarter of the 30 percent share in the Westin Hotel in Warsaw, amounting to SEK 61 M. In the comparative period, the gain from the sale of CityCronan amounted to SEK 1.1 billion.

Commercial Project Development has eight projects underway, six of them in Sweden. Ongoing projects represent leasable space of about 104,000 sq. m (1.12 million sq. ft.) and are 52 percent pre-leased, measured in rent. If ongoing projects sold during construction are also included, the pre-leasing rate was 73 percent, measured in rent. At the end of the period, the book value of ongoing projects totaled SEK 0.4 billion (Dec. 2003: 0.4). Their book value upon completion is expected to total SEK 1.1 billion, with an estimated market value of SEK 1.4 billion. The degree of completion in ongoing projects is about 38 percent.

The book value of Skanska's portfolio of completed projects amounted to SEK 4.6 billion (Dec. 2003: 6.2), with an estimated market value, based on an appraisal dated December 2003, of about SEK 7.0 billion (Dec. 2003: 9.4). The occupancy rate, measured in rent, amounted to 80 percent.

The book value of Skanska's undeveloped land and development properties ("land bank") totaled about SEK 2.6 billion (Dec. 2003: 2.6).

As of today (October 29), no property divestments have been carried out during the fourth quarter.

BOT

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	9	19	23	72	38	87
Gross income	**2**	**13**	**-4**	**15**	**13**	**32**
Selling and administrative expenses[1]	-20	-12	-53	-37	-73	-57
Share of income in associated companies	23	15	52	47	57	52
Earnings before interest, taxes and amortization (EBITA)	**5**	**16**	**-5**	**25**	**-3**	**27**
Goodwill amortization and writedowns	0	-6	0	-9	9	0
Operating income	**5**	**10**	**-5**	**16**	**6**	**27**
of which gain on sale of projects	0	0	0	0	0	0
Capital employed	**1,392**	**1,289**	**1,392**	**1,289**	**1,392**	**1,243**
Depreciation, fixed assets	**0**	**0**	**0**	**0**	**0**	**0**
Investments	-27	6	-53	-20	-148	-115
Divestments	0	0	7	1	7	1
Net investments	**-27**	**6**	**-46**	**-19**	**-141**	**-114**
Cash flow from operations before investments and changes in working capital	-17	0	-56	-21	-54	-19
Changes in working capital	12	-18	-14	-20	-33	-39
Net investments in operations	-27	6	-47	-19	-142	-114
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations[2]	-32	-12	-117	-60	-229	-172
Strategic investments	0	0	0	0	0	0
Cash flow	**-32**	**-12**	**-117**	**-60**	**-229**	**-172**
Return on capital employed (RoCE), %					1.6	3.8
Employees			39	31	39	32

1 Excluding goodwill amortization and writedowns

2 Before taxes, financing operations and dividends

July–September

Net sales of Skanska BOT amounted to SEK 9 M (19). Share of income from associated companies increased, mainly from the Breitener power plant in Brazil and the Nelostie highway in Finland. Operating income totaled SEK 5 M (10). An expanded organization and a change in accounting principle regarding tendering costs explain the downturn.

During the quarter, Skanska was selected to be responsible for the A1 highway project south of Gdansk, Poland. In September, the Polish Ministry of Infrastructure and the Skanska-led consortium Gdansk Transport Company (GTC) signed a concession agreement. The construction contract, which is expected to be worth about SEK 4.5 billion, and the financing agreement are expected to be signed in early 2005. Skanska's investment will be less than EUR 20 M.

A consortium of Skanska and the British-based investment fund Innisfree was also selected as preferred bidder for implementation of the privately financed King's Mill Hospital and Mansfield Community Hospital project in Nottinghamshire, U.K. Skanska BOT and Innisfree will each own 50 percent of the project company and be responsible for arranging financing and contracting suppliers. The construction assignment, which will be conducted by Skanska, is expected to be valued at about SEK 3.6 billion. Skanska BOT's investment amounts to about SEK 224 M.

January–September

Net sales totaled SEK 23 M (72) and operating income was SEK -5 M (16).

Skanska BOT develops and invests in privately financed infrastructure projects in cooperation with Skanska's construction units. BOT is a co-owner of twelve projects, of which four are completed and in operation. During the second quarter of 2004, Skanska in consortium with the British-based Mill Group signed a contract and financing agreement for two school projects in Bexley, southeast London. Skanska BOT holds a 50 percent interest in the consortium and Skanska BOT's investment will amount to about SEK 28 M. During December 2003, Skanska in consortium with Innisfree was selected to expand St. Bartholomew's Hospital (Barts) and the Royal London Hospital in central London. The assignment is Skanska's largest ever and comprises design and construction as well as operation and maintenance during a 38 year concession period. The construction project, worth about GBP 1 billion, will be included in order bookings when the contract and financing agreement have been signed. This is expected to occur in the first half of 2005. Skanska's investment amounts to about SEK 350 M.

At the end of the report period, the book value of shares, participations and subordinated receivables totaled about SEK 1.3 billion. Skanska BOT's remaining investment commitments related to ongoing projects totaled about SEK 1.0 billion.

Discontinued Operations

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Net sales	305	1,329	3,278	3,916	4,754	5,392
Construction, manufacturing and property management expenses	646	-1,164	-2,005	-3,409	-3,304	-4,708
of which gain on sale of operations	1,088	0	1,088	0	1,102	14
Gross income	**951**	**165**	**1,273**	**507**	**1,450**	**684**
Selling and administrative expenses[1]	-119	-106	-384	-369	-639	-624
Income from joint ventures and associated companies	-35	9	-28	15	-9	34
of which gain on sale of operations	-35	0	-35	0	-35	0
Operating income	**797**	**68**	**861**	**153**	**802**	**94**
Interest income	2	8	5	18	2	15
Interest expenses	-2	-15	-9	-40	-10	-41
Net interest expenses	0	-7	-4	-22	-8	-26
Other financial items	-15	0	-15	6	-18	3
Net financial items	-15	-7	-19	-16	-26	-23
Income after financial items	**782**	**61**	**842**	**137**	**776**	**71**
Taxes	-35	-20	-66	-27	-86	-47
Minority interests	2	-1	-1	-5	-2	-6
Net profit	**749**	**40**	**775**	**105**	**688**	**18**
1 Of which goodwill amortization and writedowns	-102	-13	-141	-35	-240	-134

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Cash flow from operations before investments and changes in working capital	-151	105	4	421	-133	284
Changes in working capital	-38	44	109	-220	-8	-337
Net investments in operations	6	-44	-51	-14	-61	-24
Cash flow adjustment, net investments	0	0	0	0	0	0
Operating cash flow from business operations[2]	-183	105	62	187	-202	-77
Strategic net investments	660	-25	554	-57	574	-37
Cash flow	**477**	**80**	**616**	**130**	**372**	**-114**

2 Before taxes, financing operations and dividends

Construction, by business/reporting unit

SEK M	Net sales						Operating income					
	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	5,394	5,767	15,549	16,875	22,354	23,680	170	130	425	320	600	495
Norway	2,211	1,880	6,161	6,168	8,216	8,223	34	51	88	62	51	25
Denmark	837	822	2,450	2,451	3,429	3,430	23	-4	43	-53	59	-37
Finland	1,959	2,126	5,455	5,567	7,767	7,879	86	69	112	88	236	212
Poland	1,446	1,068	2,603	2,557	3,592	3,546	43	56	36	44	82	90
Czech Republic	2,350	2,429	5,459	5,734	7,379	7,654	101	91	252	262	330	340
UK	2,663	3,104	8,813	8,984	11,835	12,006	41	39	178	77	170	69
USA Building	7,575	7,767	21,058	22,658	28,640	30,240	50	91	-26	-98	83	11
USA Civil	3,334	4,155	9,569	11,259	13,531	15,221	68	117	137	462	197	522
Latin America	662	603	1,816	1,599	2,359	2,142	34	30	90	91	118	119
International[1]	456	566	1,401	1,600	2,034	2,233	-3	-108	-76	-191	-136	-251
Total	**28,887**	**30,287**	**80,334**	**85,452**	**111,136**	**116,254**	**647**	**562**	**1,259**	**1,064**	**1,790**	**1,595**

1 International includes operations in Russia as well as International Projects.

SEK M	EBITA[2]						EBITA, %[2]					
	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	176	130	433	333	644	544	3.3	2.3	2.8	2.0	2.9	2.3
Norway	69	93	173	163	193	183	3.1	4.9	2.8	2.6	2.3	2.2
Denmark	23	-2	43	-49	61	-31	2.7	-0.2	1.8	-2.0	1.8	-0.9
Finland	105	91	162	157	307	302	5.4	4.3	3.0	2.8	4.0	3.8
Poland	44	60	41	52	89	100	3.0	5.6	1.6	2.0	2.5	2.8
Czech Republic	105	57	266	219	351	304	4.5	2.3	4.9	3.8	4.8	4.0
UK	65	62	251	149	265	163	2.4	2.0	2.8	1.7	2.2	1.4
USA Building	61	105	8	-58	130	64	0.8	1.4	0.0	-0.3	0.5	0.2
USA Civil	69	121	147	477	211	541	2.1	2.9	1.5	4.2	1.6	3.6
Latin America	34	30	90	91	118	119	5.1	5.0	5.0	5.7	5.0	5.6
International[1]	-1	-107	-73	-189	-134	-250	-0.2	-18.9	-5.2	-11.8	-6.6	-11.2
Total	**750**	**640**	**1,541**	**1,345**	**2,235**	**2,039**	**2.6**	**2.1**	**1.9**	**1.6**	**2.0**	**1.8**

2 Earnings before interest, taxes and amortization

SEK M	Capital employed, closing balance			Return on capital employed[3]	
	Sep 30 2004	Sep 30 2003	Dec 31 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	248	1,455	1,027	86.7	36.6
Norway	819	1,950	1,777	5.5	2.8
Denmark	7	-238	56	>100	69.6
Finland	645	959	765	32.9	23.5
Poland	414	663	421	15.8	13.0
Czech Republic	1,879	1,879	1,508	20.6	20.2
UK	487	874	368	37.1	14.0
USA Building	351	480	404	23.0	4.3
USA Civil	1,737	1,574	1,663	12.1	31.0
Latin America	414	461	375	23.0	27.8
International[1]	360	343	493	-37.6	-69.2
Eliminations	-47	-60	-249		
Total	**7,314**	**10,340**	**8,608**	**23.1**	**16.3**

3) Rolling 12 months

SEK M	Order backlog			Order bookings					
	Sep 30 2004	Sep 30 2003	Dec 31 2003	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	16,948	15,090	13,797	5,002	6,316	18,494	17,430	23,758	22,694
Norway	6,621	5,288	5,690	2,194	1,954	7,025	6,648	9,542	9,165
Denmark	2,088	2,151	1,999	797	843	2,504	2,914	3,198	3,608
Finland	5,446	4,995	5,403	2,086	1,741	5,690	6,306	8,360	8,976
Poland	3,164	2,848	2,730	1,178	1,113	2,874	2,297	3,721	3,144
Czech Republic	12,040	5,943	7,426	2,896	565	9,836	5,328	13,324	8,816
UK	13,449	15,822	13,684	1,358	6,635	8,209	10,149	8,936	10,876
USA Building	43,182	45,170	38,055	9,046	11,006	25,773	30,051	27,900	32,178
USA Civil	12,807	20,590	17,405	1,888	3,203	4,663	10,947	6,283	12,567
Latin America	2,356	2,420	2,087	394	332	2,087	2,173	2,315	2,401
International[1]	1,685	2,555	2,132	21	463	1,076	1,163	1,338	1,425
Total	**119,786**	**122,872**	**110,408**	**26,860**	**34,171**	**88,231**	**95,406**	**108,675**	**115,850**

Residential Project Development, by business/reporting unit

SEK M	Net sales Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003	Operating income Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	497	453	1,606	1,749	2,272	2,415	45	14	100	-16	131	15
Norway	287	224	901	690	1,235	1,024	26	24	95	61	117	83
Denmark	0	69	0	202	111	313	0	15	0	34	27	61
Finland	367	309	1,152	871	1,722	1,441	45	7	101	39	127	65
Poland	25	34	84	93	150	159	4	0	11	-16	2	-25
Czech Republic	160	221	420	496	441	517	21	25	74	52	101	79
International	86	52	205	179	302	276	-5	-9	-1	0	11	12
Other	-	0	-	0	0	0	-	0	-	0	0	0
Total	**1,422**	**1,362**	**4,368**	**4,280**	**6,233**	**6,145**	**136**	**76**	**380**	**154**	**516**	**290**

SEK M	Capital employed, closing balance Sep 30 2004	Sep 30 2003	Dec 31 2003	Return on capital employed[1] Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
Sweden	692	1,015	735					18.0	1.5
Norway	761	881	823					14.5	8.9
Denmark	0	278	313					24.1	17.0
Finland	537	739	719					19.2	8.9
Poland	122	198	158					1.0	-12.2
Czech Republic	238	149	130					51.4	64.5
International	100	42	53					12.3	19.8
Other	-	0	0					-	0.0
Total	**2,450**	**3,302**	**2,931**					**18.8**	**8.3**

1 Rolling 12 months

Breakdown of book value, current assets properties, Sep 30, 2004

Mkr	Residential Project Development	Commercial Project Development	Other Commercial Properties	Summa
Completed projects	703	4,600	338	5,641
Ongoing projects	572	408	173	1,153
Land bank	1,885	2,572	851	5,308
Total	**3,160**	**7,580**	**1,362**	**12,102**

Commercial Project Development

SEK M	Book value, end of period	Book value upon completion	Market value Dec 31, 2003	Occupancy rate, %
Completed properties	4,600	4,603	7,010	80
Ongoing projects	408	1,083	1,359	52
Total	**5,008**	**5,686**	**8,369**	
Land bank	2,572	2,569		
TOTAL	**7,580**	**8,255**		

Project development – performance analysis before selling and administrative expenses

SEK M	Jul-Sep 2004	Jul-Sep 2003	Jan-Sep 2004	Jan-Sep 2003	Oct 2003-Sep 2004	Jan-Dec 2003
SALE PRICE						
Commercial Project Development	2,016	609	4,098	5,074	6,596	7,572
Other commercial properties	88	247	235	313	725	803
Residential Project Development	1,034	921	2,958	3,104	4,435	4,581
Total	**3,138**	**1,777**	**7,291**	**8,491**	**11,756**	**12,956**
BOOK VALUE						
Commercial Project Development	1,399	437	2,768	3,317	4,624	5,173
Other commercial properties	91	219	203	282	652	731
Residential Project Development	914	736	2,516	2,687	3,839	4,010
Total	**2,404**	**1,392**	**5,487**	**6,286**	**9,115**	**9,914**
GROSS INCOME						
Commercial Project Development	617	172	1,330	1,757	1,972	2,399
Other commercial properties	-3	28	32	31	73	72
Residential Project Development	120	185	442	417	596	571
Total	**734**	**385**	**1,804**	**2,205**	**2,641**	**3,042**



Cover

The library is the first part of Skanska's ongoing New Coventry Hospital BOT project to be completed.